As filed with the Securities and Exchange Commission on April 9, 2013

Registration No. 333-187402

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

INTERCONTINENTALEXCHANGE GROUP, INC.

(Exact name of registrant as specified in its charter)

Delaware	6200	46-2286804
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2100 RiverEdge Parkway

Suite 500

Atlanta, GA 30328

(770) 857-4700

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Johnathan H. Short, Esq.

Andrew J. Surdykowski, Esq.

IntercontinentalExchange Group, Inc.

2100 RiverEdge Parkway

Suite 500

Atlanta, GA 30328

(770) 857-4700

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

John Evangelakos, Esq. Audra D. Cohen, Esq. Catherine M. Clarkin, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 Phone: (212) 558-4000	David C. Karp, Esq. Wachtell, Lipton, Rosen & Katz 51 W. 52nd Street New York, New York 10019 Phone: (212) 403-1000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective and upon completion of the merger.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐		Accelerated filer	☐

Non-accelerated filer	☑	(Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an ✓ in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, par value $0.01 per share	114,141,923 shares(1)	N/A	$18,074,431,405(2)	$2,465,353(3)(4)

(1)	Represents the maximum number of shares of IntercontinentalExchange Group, Inc. common stock estimated to be issuable upon the completion of the mergers described herein. The number of shares of common stock, par value $0.01 per share, of the registrant (“ICE Group common stock”) being registered is based upon the sum of (i) the product obtained by multiplying (x) 72,763,145 shares of common stock, par value $0.01 per share, of IntercontinentalExchange, Inc. (“ICE common stock”), the estimated maximum number of shares of ICE common stock that may be canceled and exchanged in the ICE merger by (y) the exchange ratio of 1.0 per share of ICE Group common stock for each share of ICE common stock, plus (ii) the product obtained by multiplying (a) 242,975,798 shares of common stock, par value $0.01 per share, of NYSE Euronext (“NYSE Euronext common stock”), the estimated maximum number of shares of NYSE Euronext common stock that may be canceled and exchanged in the NYSE Euronext merger by (b) the exchange ratio of 0.1703 per share of ICE Group common stock for each share of NYSE Euronext common stock.
(2)	Pursuant to Rules 457(f)(1) and 457(c) under the Securities Act and estimated solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price is the sum of (i) the product obtained by multiplying (x) $159.71 (the average of the high and low prices of ICE common stock on March 18, 2013), by (y) 72,759,506 shares of ICE common stock (the estimated number of shares of ICE common stock that may be cancelled and exchanged in the ICE merger as of March 20, 2013), plus (ii) the product obtained by multiplying (x) $157.60 (the average of the high and low prices of ICE common stock on April 4, 2013), by (y) 3,639 shares of ICE common stock (the estimated additional number of shares of ICE common stock that may be cancelled and exchanged in connection with the ICE merger as of April 9, 2013), plus (iii) the product obtained by multiplying (a) $37.83 (the average of the high and low prices of NYSE Euronext common stock on March 18, 2013), by (b) 242,975,798 shares of NYSE Euronext common stock (the estimated maximum number of shares of NYSE Euronext common stock that may be canceled and exchanged in the NYSE Euronext merger), minus (iv) $2,738,337,244 (the estimated amount of cash to be paid by the registrant to NYSE Euronext stockholders in the NYSE Euronext merger).
(3)	Calculated by multiplying the estimated aggregate offering price of securities to be registered by 0.00013640.
(4)	$2,465,274 was previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to the shares of IntercontinentalExchange, Inc. common stock to be issued in the merger has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This joint proxy statement/prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS

DATED APRIL 9, 2013, SUBJECT TO COMPLETION

Dear Stockholders:

On December 20, 2012, IntercontinentalExchange, Inc. (“ICE”) and NYSE Euronext entered into a merger agreement, which was amended and restated on March 19, 2013, pursuant to which ICE will acquire NYSE Euronext under a newly formed holding company, IntercontinentalExchange Group, Inc. (“ICE Group”). Following successive merger transactions, ICE and NYSE Euronext will become wholly owned subsidiaries of ICE Group. The mergers combine two leading exchange groups to create a premier global exchange operator diversified across markets.

In the mergers, each share of ICE common stock owned by an ICE stockholder (except for certain shares held by ICE or Braves Merger Sub, Inc.) will be converted into the right to receive one share of ICE Group common stock. Each share of NYSE Euronext common stock owned by a NYSE Euronext stockholder (except for certain shares held by ICE, NYSE Euronext, or their subsidiaries, and shares held by NYSE Euronext stockholders who properly seek appraisal in accordance with Delaware law) will be converted into the right to receive 0.1703 of a share of ICE Group common stock and $11.27 in cash (this is referred to as the “standard election amount”). In lieu of the standard election amount, NYSE Euronext stockholders will have the right to make either a cash election to receive $33.12 in cash, or a stock election to receive 0.2581 of a share of ICE Group common stock, for each of their NYSE Euronext shares. Both the cash election and the stock election are subject to the proration and adjustment procedures to ensure that the total amount of cash paid, and the total number of shares of ICE Group common stock issued, in the merger to NYSE Euronext stockholders, as a whole, will be equal to the total amount of cash and number of shares that would have been paid and issued if all of the NYSE Euronext stockholders received the standard election amount. NYSE Euronext stockholders who fail to make a timely election or who make no election will receive the standard election amount. The precise consideration that NYSE Euronext stockholders will receive if they make the cash election or the stock election will not be known at the time that NYSE Euronext stockholders vote on the merger or make an election. For a description of the consideration that NYSE Euronext stockholders will receive if they make the cash election or the stock election, and the potential adjustments to this consideration, see “The Merger Agreement—Effect of the NYSE Euronext Merger on Shares of NYSE Euronext Common Stock and Interests of Baseball Merger Sub.” It is anticipated that ICE stockholders and NYSE Euronext stockholders, in each case as of immediately prior to the mergers, will hold approximately 64% and 36%, respectively, of the issued and outstanding shares of ICE Group common stock immediately after completion of the mergers, in each case as determined on a fully diluted basis and without giving effect to any shares of ICE common stock held by NYSE Euronext stockholders prior to the mergers. If the mergers are completed, it is currently estimated, based on the number of shares of NYSE Euronext common stock outstanding and reserved for issuance, that payment of the stock portion of the NYSE Euronext merger consideration will require ICE Group to issue or reserve for issuance approximately 42.4 million shares of ICE Group common stock in connection with the NYSE Euronext merger and that the maximum cash consideration required to be paid in the NYSE Euronext merger for the cash portion of the NYSE Euronext merger consideration will be approximately $2.7 billion. You should obtain current stock price quotations for ICE common stock and NYSE Euronext common stock. ICE common stock trades on the New York Stock Exchange under the symbol “ICE,” and NYSE Euronext common stock is dually listed and trades on the New York Stock Exchange and Euronext Paris under the symbol “NYX.” The value of the NYSE Euronext merger consideration may differ from the estimated value based on the current price per share of ICE common stock or the price per share of ICE common stock at the time of the ICE and NYSE Euronext special meetings. Upon completion of the mergers, ICE Group intends to list its common stock on the New York Stock Exchange under ICE’s current ticker symbol, “ICE,” and ICE common stock and NYSE Euronext common stock will be delisted and cease to be publicly traded.

ICE and NYSE Euronext will each hold a special meeting of stockholders to consider the proposed mergers and related matters. ICE and NYSE Euronext cannot complete the proposed mergers unless, among other things, ICE’s stockholders adopt the merger agreement and approve proposals relating to ICE Group’s certificate of incorporation, and NYSE Euronext stockholders adopt the merger agreement.

Your vote is very important. To ensure your representation at your company’s special meeting, please complete and return the enclosed proxy card or submit your proxy by telephone or through the Internet. Please vote promptly whether or not you expect to attend your company’s special meeting. Submitting a proxy now will not prevent you from being able to vote in person at your company’s special meeting. The ICE board of directors determined that the mergers and the other transactions contemplated by the merger agreement are in the best interests of the ICE stockholders, and has approved and declared advisable the merger agreement and the transactions contemplated thereby, including the mergers, and recommends that ICE stockholders vote “FOR” the adoption of the merger agreement and the transactions contemplated thereby, including the mergers, and “FOR” the approval of proposals relating to ICE Group’s certificate of incorporation. The NYSE Euronext board of directors has determined that the mergers and the other transactions contemplated by the merger agreement are in the best interests of the NYSE Euronext stockholders, and has approved and declared advisable the merger agreement and the transactions contemplated thereby, including the mergers, and recommends that NYSE Euronext stockholders vote “FOR” the adoption of the merger agreement and the transactions contemplated thereby, including the mergers.

The obligations of ICE and NYSE Euronext to complete the mergers are subject to the satisfaction or waiver of several conditions set forth in the merger agreement, a copy of which is included herein. The joint proxy statement/prospectus provides you with detailed information about the proposed mergers. It also contains or references information about ICE and NYSE Euronext and certain related matters. You are encouraged to read this document carefully. In particular, you should read the “Risk Factors” section beginning on page 36 for a discussion of the risks you should consider in evaluating the proposed transaction and how it will affect you.

Sincerely,

Jeffrey C. Sprecher Chairman and Chief Executive Officer IntercontinentalExchange, Inc.	Duncan L. Niederauer Chief Executive Officer NYSE Euronext

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the mergers, the issuance of the ICE Group common stock in connection with the mergers or the other transactions described in this document, or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

This document is dated [                    ], 2013, and is first being mailed to stockholders of ICE and NYSE Euronext on or about [                    ], 2013.

WHERE YOU CAN FIND MORE INFORMATION

Both ICE and NYSE Euronext file annual, quarterly and special reports, proxy statements and other business and financial information with the Securities and Exchange Commission (the “SEC”). You may read and copy any materials that either ICE or NYSE Euronext files with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. Please call the SEC at (800) SEC-0330 ((800) 732-0330) for further information on the Public Reference Room. In addition, ICE and NYSE Euronext file reports and other business and financial information with the SEC electronically, and the SEC maintains a website located at http://www.sec.gov containing this information. You will also be able to obtain these documents, free of charge, from ICE at http://www.theice.com under the “About ICE” link and then under the heading “Investors & Media” or from NYSE Euronext by accessing NYSE Euronext’s website at http://www.nyx.com under the “Investor Relations” link and then under the heading “SEC Filings.”

ICE Group has filed a registration statement on Form S-4 of which this document forms a part with respect to the ICE Group common stock to be issued in the mergers. This document constitutes the prospectus of ICE Group filed as part of the registration statement. As permitted by SEC rules, this document does not contain all of the information included in the registration statement or in the exhibits or schedules to the registration statement. You may read and copy the registration statement, including any amendments, schedules and exhibits at the addresses set forth below. Statements contained in this document as to the contents of any contract or other documents referred to in this document are not necessarily complete. In each case, you should refer to the copy of the applicable contract or other document filed as an exhibit to the registration statement. This document incorporates by reference documents that ICE and NYSE Euronext have previously filed with the SEC and documents that ICE, ICE Group and NYSE Euronext may file with the SEC after the date of this document and prior to the date of the respective special meetings of the ICE stockholders and the NYSE Euronext stockholders. These documents contain important information about the companies and their financial condition. See “Incorporation of Certain Documents by Reference” on page [    ]. These documents are available without charge to you upon written or oral request to the applicable company’s principal executive offices. The respective addresses and telephone numbers of such principal executive offices are listed below.

For ICE Stockholders:	For NYSE Euronext Stockholders:
IntercontinentalExchange, Inc. 2100 RiverEdge Parkway Suite 500 Atlanta, GA 30328 Attention: Investor Relations (770) 857-4700 ir@theice.com	NYSE Euronext 11 Wall Street New York, NY 10005 Attention: Investor Relations (212) 656-5700 InvestorRelations@nyx.com

In addition, if you have questions about the mergers or the special meetings, or if you need to obtain copies of the accompanying joint proxy statement/prospectus, proxy cards, election forms or other documents incorporated by reference in the joint proxy statement/prospectus, you may contact the appropriate contact listed below. You will not be charged for any of the documents you request.

For ICE Stockholders:	For NYSE Euronext Stockholders:
D.F. King & Co., Inc. 48 Wall Street New York, New York 10005 ice@dfking.com ICE stockholders: 1-800-735-3591 (Toll-Free) Bank & Brokerage Firms: (212) 269-5550	Mackenzie Partners, Inc. 105 Madison Avenue New York, New York 10016 proxy@mackenziepartners.com (212) 929-5500 (Collect) / (800) 322-2885 (Toll-Free) +44 (0) 203 178 8057 (London Office)

To obtain timely delivery of these documents before ICE’s and NYSE Euronext’s special meetings of stockholders, you must request the information no later than [                    ], 2013.

ICE common stock is traded on the New York Stock Exchange under the symbol “ICE,” and NYSE Euronext common stock is dually listed and trades on the New York Stock Exchange and Euronext Paris under the symbol “NYX.”

Additional Information Related to the Offer of ICE Group Common Stock

INFORMATION FOR PROSPECTIVE INVESTORS IN THE EUROPEAN ECONOMIC AREA

This document is not a prospectus for the purposes of Directive 2003/71/EC (an “EEA Prospectus”) but is an advertisement. IntercontinentalExchange Group, Inc. may publish an EEA Prospectus for the offer of its common stock to be issued in the proposed merger. Any such EEA Prospectus is likely to contain similar information to that contained in this joint proxy statement/prospectus. However, it is possible that IntercontinentalExchange Group, Inc. may be required (under applicable law, rules, regulations or guidance applicable to the public offer of securities or otherwise) to make certain changes or additions to or deletions from the description of its business, financial statements and other information contained herein. Furthermore, certain events might occur or circumstances might arise between publication of this document and of any EEA Prospectus that would require additional or different disclosure to be made in such EEA Prospectus. If the public offer referred to above is made, the EEA Prospectus will be published and made available at http://www.theice.com and at ICE’s offices at Milton Gate, Chiswell Street, London EC1Y 4SA. Potential investors to whom the offer is addressed and who are resident in the United Kingdom or other EEA jurisdictions where the EEA Prospectus is to be passported should have reference only to such EEA Prospectus (and not to this document) in arriving at their investment decision.

In relation to each member state of the EEA which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), no offer of any shares has been made to the public in that Relevant Member State other than any offer where a prospectus has been published in relation to such shares that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the relevant competent authority in that Relevant Member State in accordance with the Prospectus Directive, except that with effect from and including the Relevant Implementation Date, an offer of such shares may be made to the public in that Relevant Member State:

(a)	to qualified investors, as permitted under article 3(2)(a) of the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under article 3(2)(b) of the Prospectus Directive; or

(c)	in any other circumstances falling within Article 3(2)(c), 3(2)(d) and 3(2)(e) of the Prospectus Directive, provided that no such offer of securities shall require ICE Group to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State. The expression “Prospectus Directive” means Directive 2003/71/EC of the European Parliament and of the Council of November 4, 2003 (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU of the European Parliament and of the Council of November 24, 2010.

Denmark

This document has not been filed with or approved by the Danish Financial Supervisory Authority or any other regulatory authority in the Kingdom of Denmark.

Spain

This document is addressed exclusively to the current shareholders of the ICE and NYSE Euronext and refers to securities of a foreign company.

Please be aware that, in connection with the offering of securities arising from the shares of ICE Group common stock to be issued in the mergers and offered to the current stockholders of NYSE Euronext, a European Economic Area prospectus approved by the competent authority of the United Kingdom (United Kingdom Listing Authority –UKLA) in accordance with Directive 2003/71/EC (the “Prospectus Directve”) may be notified to the Comisión Nacional del Mercado de Valores (CNMV) following the procedure set forth in Chapter IV of the Prospectus Directive. A translation into Spanish of the summary of any such prospectus would be available in the web page of the CNMV (www.cnmv.es).

This document has not been verified, approved or recommended by the CNMV or by any other Spanish authority, nor has such entity confirmed the adequacy or accuracy of its content. Consequently, the distribution of this document in the Spanish jurisdiction is restricted by law. Persons in possession of this document are required to inform themselves about and to observe any such restrictions.

Sweden

The shares may not be offered to the public in Sweden. This document is only directed to such recipients to whom it is directly addressed and may not be copied or, directly or indirectly, be distributed or made available to other persons without the express consent of ICE Group, ICE and NYSE Euronext. Neither ICE Group, ICE nor NYSE Euronext is supervised by the Swedish Financial Supervisory Authority (Sw. Finansinspektionen). Neither this document nor the offering of shares hereunder is subject to any registration or approval requirements in Sweden under the Swedish Financial Instruments Trading Act (1991:980). Accordingly, the document has not been, nor will it be, registered or approved by the Swedish Financial Supervisory Authority.

INFORMATION FOR PROSPECTIVE INVESTORS IN OTHER JURISDICTIONS

British Virgin Islands

THIS DOCUMENT DOES NOT CONSTITUTE A PUBLIC OFFER OF SECURITIES IN THE BRITISH VIRGIN ISLANDS FOR THE PURPOSES OF THE BRITISH VIRGIN ISLANDS’ SECURITIES AND INVESTMENT BUSINESS ACT, 2010 (AS AMENDED FROM TIME TO TIME).

Canada

The issuance of ICE Group common stock to NYSE Euronext stockholders in Canada who make the stock election or the standard election is exempt from the prospectus and registration requirements of Canadian securities laws pursuant to Section 2.11 of Canadian National Instrument 45-106. The first trade by NYSE Euronext stockholders in Canada of ICE Group common stock received pursuant to such election will be free from restrictions on resale provided that ICE Group is not a reporting issuer in Canada at the date of such first trade and such trade is made through an exchange or market outside of Canada, or to a person or company outside of Canada.

China

Shares may not be marketed, offered or sold directly or indirectly to the public in the People’s Republic of China (the “PRC”) and neither this document, which has not been submitted to the Chinese Securities and Regulatory

Commission, nor any offering material or information contained herein relating to the issuance of ICE Group common stock, may be supplied to the public in the PRC or used in connection with any offer for the subscription or sale of shares to the public in the PRC. Shares may only be marketed, offered or sold to Chinese institutions which are authorized to engage in foreign exchange, business and offshore investment from outside the PRC. Chinese investors may be subject to foreign exchange control approval and filing requirements under the relevant Chinese foreign exchange regulations, as well as offshore investment approval requirements.

Hong Kong

WA R N I N G

The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Neither this joint proxy statement/prospectus nor any other document constitutes an offer or sale of any ICE Group common stock in Hong Kong, and no ICE Group common stock may be offered or sold in Hong Kong by means of this joint proxy statement/prospectus or any other document other than to (a) “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made thereunder; or (b) in other circumstances which do not result in the joint proxy statement/prospectus being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (“CO”) or which do not constitute an offer to the public within the meaning of the CO.

No person shall issue or possess for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the ICE Group common stock, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect the shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Jersey

This document is not subject to and has not received approval from either the Jersey Financial Services Commission or the Registrar of Companies in Jersey and no statement to the contrary, explicit or implicit, is authorised to be made in this regard. The securities being offered may be offered or sold in Jersey only in compliance with the provisions of the Control of Borrowing (Jersey) Order 1958.

Republic of Korea

The ICE Group common stock has not been and will not be registered with the financial services commission of Korea under the financial investment services and capital markets act of Korea. Accordingly, the shares have not been and will not be, directly or indirectly, offered, sold or delivered in Korea or to, or for the account or benefit of, any resident of Korea, or to others for reoffering or resale, directly or indirectly, in Korea or to, or for the account or benefit of, any resident of Korea, except as otherwise permitted by applicable Korean laws and regulations.

Japan

This document does not constitute or form part of, and should not be construed as, an offer for sale or subscription of, or a solicitation of any offer to buy or subscribe for, or an inducement to engage in any other investment decision with respect to, any securities of any of ICE Group, ICE, NYSE Euronext, or any other entity in Japan. The distribution of this document may nonetheless be restricted by law in certain jurisdictions including Japan. None of ICE Group, ICE or NYSE Euronext (severally or jointly) shall incur any liability for its own failure or the failure of any other person or persons to comply with the provisions of any such restrictions under the Japanese laws and regulations.

South Africa

This offer for shares in ICE Group (the “Offer for Shares”) is not an offer for shares to the public in terms of the South African Companies Act, 2008 (as amended) (the “Companies Act”). Accordingly, the Offer for Shares documents, and any appendices or enclosures thereto (collectively, the “Offer for Shares Documents”) do not, nor are they intended to, constitute a prospectus or a written statement prepared and registered under the Companies Act.

This is a commercial communication, which accordingly does not constitute legal or financial advice. If you are in any doubt about the contents of this document or the investment to which this document relates, you should consult a person who specialises in advising on the acquisition of such security. The Offer for Shares Documents are addressed solely for consideration of the addressees and should not be distributed, published or reproduced (in whole or in part) or disclosed by the recipients to any other persons in South Africa, and cannot be acted on or relied on by any person other than the addressees. Natural shareholders to whom the Offer for Shares Documents are addressed should note that they may require the approval of the South African exchange control authorities if they wish to take up their entitlements. Such natural shareholders should consult their professional advisers as to whether they require any governmental or other consents or need to observe any other formalities to enable them to take up their rights.

Whilst every care has been taken in preparing this document, no representation, warranty or any undertaking (express or implied) is given and no responsibility or liability is accepted by ICE Group, ICE, NYSE Euronext or their affiliates as to the accuracy or completeness of the information contained herein.

Switzerland

General Remarks

This Swiss Addendum contains supplementary information to this joint proxy statement/prospectus required by Swiss law. This Swiss Addendum must be read in conjunction with the remainder of this document.

Dividend Information

The table below sets forth the dividend paid per share, for the year indicated, of ICE common stock, which trades on the New York Stock Exchange under the symbol “ICE,” and NYSE Euronext common stock, which is dually listed and trades on the New York Stock Exchange and Euronext Paris under the symbol “NYX.”

Year	ICE common stock	NYSE Euronext common stock
2008	$0	$1.15
2009	$0	$1.20
2010	$0	$1.20
2011	$0	$1.20
2012	$0	$1.20

Approval from the Swiss Financial Market Supervisory Authority

The Swiss Financial Market Supervisory Authority will have to be informed by ICE about the merger for the following entities which are all authorized foreign exchanges under Swiss law:

•	NYSE Euronext Amsterdam, Amsterdam

•	NYSE Euronext Brussels, Bruxelles

•	NYSE Euronext Liffe, London

•	NYSE Euronext Lisbon, Lisbon

•	NYSE Euronext Paris, Paris Cedex 01

•	NYSE Liffe US LLC, New York

•	ICE Futures Canada, Inc. Winnipeg

•	ICE Futures Europe, London

•	ICE Futures U.S., Inc. New York

INTERCONTINENTALEXCHANGE, INC.

2100 RIVEREDGE PARKWAY

SUITE 500

ATLANTA, GA 30328

NOTICE OF THE SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON [                    ], 2013

NOTICE IS HEREBY GIVEN that a special meeting of the stockholders of IntercontinentalExchange, Inc. (“ICE”) will be held at [            ] at [            ], Eastern time, on [                    ], 2013, for the following purposes:

1. to adopt the Amended and Restated Agreement and Plan of Merger, dated as of March 19, 2013, by and among NYSE Euronext, IntercontinentalExchange, Inc., IntercontinentalExchange Group, Inc., Braves Merger Sub, Inc. and Baseball Merger Sub, LLC (the “ICE Merger” proposal);

2. to approve five separate proposals relating to the ICE Group amended and restated certificate of incorporation that will be in effect after the completion of the mergers (the “ICE Group Governance-Related” proposals); and

3. to approve one or more adjournments of the ICE special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the ICE Merger proposal and/or the ICE Group Governance-Related proposals (the “ICE Adjournment” proposal).

The approval by ICE’s stockholders of the ICE Merger proposal and the ICE Group Governance-Related proposals is required to complete the mergers under the terms of the merger agreement. The approval by ICE stockholders of the ICE Merger proposal is the only approval of the ICE stockholders required by Delaware law to approve the adoption of the merger agreement and the transactions contemplated thereby. The approval of the ICE Group Governance-Related proposals is being sought in accordance with Rule 14a-4(b) promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”), which requires certain matters to be presented separately to stockholders for approval.

ICE will transact no other business at the special meeting, except for business properly brought before the special meeting or any adjournment or postponement thereof.

The ICE Merger proposal and the ICE Group Governance-Related proposals are described in more detail in the accompanying joint proxy statement/prospectus, which you should read carefully in its entirety before you vote. A copy of the merger agreement is attached as Appendix A to the joint proxy statement/prospectus. A copy of the form of ICE Group’s amended and restated certificate of incorporation and form of ICE Group’s amended and restated bylaws based on ICE’s current understanding of the provisions to be in effect upon the completion of the mergers are attached as Appendix B and Appendix C, respectively, to this joint proxy statement/prospectus.

The ICE board of directors has set [                    ], 2013 as the record date for the ICE special meeting. Only holders of record of shares of ICE common stock at the close of business on [                    ], 2013 will be entitled to notice of and to vote at the ICE special meeting and any adjournments or postponements thereof. Any stockholder entitled to attend and vote at the ICE special meeting is entitled to appoint a proxy to attend and vote on such stockholder’s behalf. Such proxy need not be a holder of shares of ICE common stock.

Your vote is very important. To ensure your representation at the ICE special meeting, please complete and return the enclosed proxy card or submit your proxy by telephone or through the Internet. Please vote promptly whether or not you expect to attend the ICE special meeting. Submitting a proxy now will not prevent you from being able to vote in person at the ICE special meeting.

The ICE board of directors has approved and declared advisable the merger agreement and the transactions contemplated thereby, including the mergers, and recommends that you vote “FOR” the ICE Merger proposal, “FOR” the ICE Group Governance-Related proposals and “FOR” the ICE Adjournment proposal.

BY ORDER OF THE BOARD OF DIRECTORS

Jeffrey C. Sprecher

Chairman and Chief Executive Officer

Atlanta, Georgia

[                    ], 2013

PLEASE VOTE YOUR SHARES OF ICE COMMON STOCK PROMPTLY. YOU CAN FIND INSTRUCTIONS FOR VOTING ON THE ENCLOSED PROXY CARD. IF YOU HAVE QUESTIONS ABOUT THE PROPOSALS OR ABOUT VOTING YOUR SHARES, PLEASE CALL 1 (800) 735-3591.

NYSE EURONEXT

11 WALL STREET

NEW YORK, NEW YORK 10005

NOTICE OF THE SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON [                    ], 2013

NOTICE IS HEREBY GIVEN that a special meeting of the stockholders of NYSE Euronext will be held at [            ] at [            ], Eastern time, on [                    ], 2013, for the following purposes:

1. to adopt the Amended and Restated Agreement and Plan of Merger, dated as of March 19, 2013, by and among NYSE Euronext, IntercontinentalExchange, Inc., IntercontinentalExchange Group, Inc., Braves Merger Sub, Inc. and Baseball Merger Sub, LLC (the “NYSE Euronext Merger” proposal);

2. to approve, on a non-binding, advisory basis, the compensation to be paid to NYSE Euronext’s named executive officers that is based on or otherwise relates to the NYSE Euronext merger, discussed in the section of this document entitled “The Mergers—Interests of NYSE Euronext Directors and Executive Officers in the NYSE Euronext Merger” (the “Merger-Related Named Executive Officer Compensation” proposal); and

3. to approve one or more adjournments of the NYSE Euronext special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the NYSE Euronext Merger proposal (the “NYSE Euronext Adjournment” proposal).

The approval by NYSE Euronext stockholders of the NYSE Euronext Merger proposal is required to complete the merger described in the accompanying joint proxy statement/prospectus.

NYSE Euronext will transact no other business at the special meeting, except for business properly brought before the special meeting or any adjournment or postponement thereof.

The NYSE Euronext Merger proposal is described in more detail in the accompanying joint proxy statement/prospectus, which you should read carefully in its entirety before you vote. A copy of the merger agreement is attached as Appendix A to this document.

The NYSE Euronext board of directors has set [                    ], 2013 as the record date for the NYSE Euronext special meeting. Only holders of record of shares of NYSE Euronext common stock at the close of business on [                    ], 2013 will be entitled to notice of and to vote at the NYSE Euronext special meeting and any adjournments or postponements thereof. Any stockholder entitled to attend and vote at the NYSE Euronext special meeting is entitled to appoint a proxy to attend and vote on such stockholder’s behalf. Such proxy need not be a holder of shares of NYSE Euronext common stock.

Your vote is very important. To ensure your representation at the NYSE Euronext special meeting, please complete and return the enclosed proxy card or submit your proxy by telephone or through the Internet. Please vote promptly whether or not you expect to attend the NYSE Euronext special meeting. Submitting a proxy now will not prevent you from being able to vote in person at the NYSE Euronext special meeting.

The NYSE Euronext board of directors has approved and declared advisable the merger agreement and the transactions contemplated thereby, including the mergers, and recommends that you vote “FOR” the NYSE Euronext Merger proposal, “FOR” the Merger-Related Named Executive Officer Compensation proposal and “FOR” the NYSE Euronext Adjournment proposal.

BY ORDER OF THE BOARD OF DIRECTORS

Janet L. McGinness

Executive Vice President & Corporate Secretary

New York, New York

[                    ], 2013

PLEASE VOTE YOUR SHARES OF NYSE EURONEXT COMMON STOCK PROMPTLY. YOU CAN FIND INSTRUCTIONS FOR VOTING ON THE ENCLOSED PROXY CARD. IF YOU HAVE QUESTIONS ABOUT THE PROPOSALS OR ABOUT VOTING YOUR SHARES, PLEASE CALL 1 (800) 322-2885 or 1 (212) 929-5500.

-i-

-ii-

-iii-

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETINGS

The following are answers to certain questions that you may have regarding the special meetings. We urge you to read carefully the remainder of this document because the information in this section may not provide all of the information that might be important to you in determining how to vote. Additional important information is also contained in the appendices to, and the documents incorporated by reference into, this document.

Q:	WHAT IS THE PROPOSED TRANSACTION FOR WHICH I AM BEING ASKED TO VOTE?

A:	ICE and NYSE Euronext are proposing a transaction in which ICE will acquire NYSE Euronext under a newly formed holding company, ICE Group. In a series of merger transactions, Braves Merger Sub will merge with and into ICE (the “ICE merger”) and, immediately following the ICE merger, NYSE Euronext will merge with and into Baseball Merger Sub. In the event that certain legal opinions that are a condition to each party’s obligation to consummate the mergers cannot be obtained, the merger agreement provides that the NYSE Euronext merger will be restructured such that Baseball Merger Sub will merge with and into NYSE Euronext (in either case, the “NYSE Euronext merger”). Following the ICE merger and the NYSE Euronext merger (together, the “mergers”), each of ICE and NYSE Euronext will be direct wholly owned subsidiaries of ICE Group and the former ICE and NYSE Euronext stockholders will become holders of shares of ICE Group common stock. Upon the completion of the mergers, ICE Group’s common stock is expected to be listed for trading on the New York Stock Exchange under ICE’s current ticker symbol, “ICE”, and NYSE Euronext common stock will be delisted from the New York Stock Exchange and Euronext Paris, deregistered under the Securities Exchange Act of 1943 (the “Exchange Act”) and cease to be publicly traded. ICE common stock will be delisted from the New York Stock Exchange, deregistered under the Exchange Act and cease to be publicly traded.

Q:	WHY AM I RECEIVING THIS DOCUMENT?

A:	Each of ICE and NYSE Euronext is sending these materials to its respective stockholders to help them decide how to vote their shares of ICE common stock or NYSE Euronext common stock, as the case may be, with respect to matters to be considered at their respective special meetings.

Completion of the mergers requires the approval of both the ICE stockholders and NYSE Euronext stockholders. To obtain these required approvals, ICE and NYSE Euronext will each hold a special meeting of stockholders, at which each company will ask its respective stockholders to approve the adoption of the merger agreement (and consider any other matters properly brought before the special meetings), and ICE will ask its stockholders to approve five separate proposals relating to ICE Group’s amended and restated certificate of incorporation that will be in effect after the completion of the mergers. Information about these special meetings, the mergers and the other business to be considered by stockholders at each of the special meetings is contained in this document.

This document constitutes both a joint proxy statement of ICE and NYSE Euronext and a prospectus of ICE Group. It is a joint proxy statement because each of the boards of directors of ICE and NYSE Euronext is soliciting proxies from its respective stockholders using this document. It is a prospectus because ICE Group, in connection with the mergers, is offering shares of its common stock in exchange for the outstanding shares of ICE common stock and partial exchange for the outstanding shares of NYSE Euronext common stock in the mergers.

Q:	WHAT WILL ICE STOCKHOLDERS RECEIVE IN THE ICE MERGER?

A:	In the ICE merger, each share of ICE common stock owned by an ICE stockholder (other than ICE or Braves Merger Sub) will be converted into the right to receive one share of ICE Group common stock. If the ICE merger is completed, it is currently estimated that ICE Group will issue or reserve for issuance approximately 74.8 million shares of ICE Group common stock in connection with the ICE merger.

Q:	WHAT WILL NYSE EURONEXT STOCKHOLDERS RECEIVE IN THE NYSE EURONEXT MERGER?

A:	In the NYSE Euronext merger, each share of NYSE Euronext common stock owned by a NYSE Euronext stockholder (except for excluded shares and dissenting shares) will be converted into the right to receive 0.1703 of a share of ICE Group common stock and $11.27 in cash (this is referred to as the “standard election amount”). In lieu of the standard election amount, NYSE Euronext stockholders will have the right to make either a cash election to receive $33.12 in cash, or a stock election to receive 0.2581 of a share of ICE Group common stock, for each of their NYSE Euronext shares, in each case without interest. Both the cash election and the stock election are subject to the proration and adjustment procedures set forth in the merger agreement. Under the proration and adjustment procedures, the total amount of cash paid, and the total number of shares of ICE Group common stock issued, in the NYSE Euronext merger to the NYSE Euronext stockholders, as a whole, will be equal to the total amount of cash and number of shares that would have been paid and issued if all of the NYSE Euronext stockholders received the standard election amount. NYSE Euronext stockholders (other than holders of excluded shares and dissenting shares) who fail to make a timely election or who make no election will receive the standard election amount for each share of NYSE Euronext common stock they hold. It is anticipated that ICE stockholders and NYSE Euronext stockholders, in each case as of immediately prior to the mergers, will hold approximately 64% and 36%, respectively, of the issued and outstanding shares of ICE Group common stock immediately after completion of the mergers, in each case as determined on a fully diluted basis and without giving effect to any shares of ICE common stock held by NYSE Euronext stockholders prior to the mergers.

Q:	WILL NYSE EURONEXT STOCKHOLDERS RECEIVE THE FORM OF CONSIDERATION THEY ELECT?

A:	Each NYSE Euronext stockholder that elects to receive something other than the standard election amount may not receive the exact form of consideration that such stockholder elects in the NYSE Euronext merger. If the mergers are completed, it is currently estimated that payment of the stock portion of the merger consideration will require ICE Group to issue or reserve for issuance approximately 42.4 million shares of ICE Group common stock in connection with the NYSE Euronext merger and that the maximum cash consideration required to be paid for the cash portion of the merger consideration will be approximately $2.7 billion. Under the proration and adjustment procedures, the total amount of cash paid, and the total number of shares of ICE Group common stock issued, in the merger to the NYSE Euronext stockholders, as a whole, will be equal to the total amount of cash and number of shares that would have been paid and issued if all of the NYSE Euronext stockholders received the standard election amount. NYSE Euronext stockholders (other than holders of excluded shares and dissenting shares) who fail to make a timely election or who make no election will receive the standard election amount for each share of NYSE Euronext common stock they hold. The allocation of the mix of consideration payable to NYSE Euronext stockholders in the NYSE Euronext merger will not be known until ICE Group tallies the results of the elections made by NYSE Euronext stockholders, which will not occur until near or after the closing of the mergers. The greater the oversubscription of the cash election, the less cash and more stock a NYSE Euronext stockholder making the cash election will receive. Reciprocally, the greater the oversubscription of the stock election, the less stock and more cash a NYSE Euronext stockholder making the stock election will receive. However, in no event will a NYSE Euronext stockholder who makes the cash election or the stock election receive less cash and more shares of ICE Group common, or fewer shares of ICE Group common stock and more cash, respectively, than a stockholder who makes the standard election. See “The Mergers—NYSE Euronext Merger Consideration” and, for illustrative examples of how the proration and adjustment procedures would work in the event there is an oversubscription of the cash election or stock election in the NYSE Euronext merger, see “The Merger Agreement—Effect of the NYSE Euronext Merger on Shares of NYSE Euronext Common Stock and Interests of Baseball Merger Sub.”

Q:	HOW DO NYSE EURONEXT STOCKHOLDERS MAKE THEIR ELECTION TO RECEIVE CASH, SHARES OF ICE GROUP COMMON STOCK OR A COMBINATION OF BOTH?

A:	An election form and transmittal materials will be mailed prior to the anticipated closing date of the mergers to each holder of record of shares of NYSE Euronext common stock. ICE Group will also make an election form available, if requested, to each person that subsequently becomes a holder of shares of NYSE Euronext common stock. Each NYSE Euronext stockholder should complete and return the election form, along with proper transfer documentation for NYSE Euronext book-entry interests (or a properly completed notice of guaranteed delivery), according to the instructions included with the form. The election form will be provided to NYSE Euronext stockholders under separate cover and is not being provided with this document. The election deadline will be 5:00 p.m., New York time, on the business day that is two trading days prior to the expected completion date of the mergers unless ICE publicly announces a different date or time. This date will be publicly announced by ICE Group as soon as practicable but at least four business days prior to the expected completion date of the mergers.

If you own shares of NYSE Euronext common stock in “street name” through a bank, broker or other nominee and you wish to make an election, you should seek instructions from the bank, broker or other nominee holding your shares concerning how to make an election.

If you do not send in the election form together with proper transfer documentation for your NYSE Euronext book-entry interests by the election deadline, you will be treated as though you had not made an election, and you will receive the standard election amount for each share of NYSE Euronext common stock you hold.

Q:	WHAT HAPPENS IF A NYSE EURONEXT STOCKHOLDER DOES NOT MAKE A VALID ELECTION TO RECEIVE CASH OR ICE COMMON STOCK?

A:	If a NYSE Euronext stockholder does not return a properly completed election form by the election deadline specified in the election form, such stockholder will be deemed to have made the standard election described above, and his or her shares of NYSE Euronext common stock (other than excluded shares and dissenting shares) will be converted into the right to receive 0.1703 shares of ICE Group common stock per share of NYSE Euronext common stock plus $11.27 in cash per share of NYSE Euronext common stock. See “The Merger Agreement—Effect of the NYSE Euronext Merger on Shares of NYSE Euronext Common Stock and Interests of Baseball Merger Sub” beginning on page [ ].

Q:	WHEN WILL THE MERGERS BE COMPLETED?

A:	The parties currently expect that the mergers will be completed during the second half of 2013. Neither ICE nor NYSE Euronext can predict, however, the actual date on which the mergers will be completed, or whether they will be completed, because they are subject to factors beyond each company’s control, including whether or when the required regulatory approvals will be received. See “The Merger Agreement—Conditions to the Consummation of the Mergers” beginning on page [ ].

Q:	WHAT ARE NYSE EURONEXT STOCKHOLDERS BEING ASKED TO VOTE ON AND WHY IS THIS APPROVAL NECESSARY?

A:	NYSE Euronext stockholders are being asked to vote on the following proposals:

1.	to adopt the merger agreement, a copy of which is attached as Appendix A to this document, which is referred to as the NYSE Euronext Merger proposal;

2.	to approve, on a non-binding, advisory basis, the compensation to be paid to NYSE Euronext’s named executive officers that is based on or otherwise relates to the NYSE Euronext merger, discussed under the section entitled “The Mergers—Interests of NYSE Euronext Directors and Executive Officers in the NYSE Euronext Merger” beginning on page [ ], which is referred to as the Merger-Related Named Executive Officer Compensation proposal; and

3.	to approve one or more adjournments of the NYSE Euronext special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the NYSE Euronext Merger proposal, which is referred to as the NYSE Euronext Adjournment proposal.

Stockholder approval of the NYSE Euronext Merger proposal is required for completion of the NYSE Euronext merger. NYSE Euronext will transact no other business at the NYSE Euronext special meeting, except for business properly brought before the NYSE Euronext special meeting or any adjournment or postponement thereof.

Q:	WHAT VOTE IS REQUIRED TO APPROVE EACH PROPOSAL AT THE NYSE EURONEXT SPECIAL MEETING?

A:	The NYSE Euronext Merger proposal: The affirmative vote of a majority of the outstanding shares of NYSE Euronext common stock entitled to vote on the proposal at the NYSE Euronext special meeting is required to approve the NYSE Euronext Merger proposal. If you are a NYSE Euronext stockholder and you abstain from voting or fail to vote, or fail to instruct your broker, bank or other nominee how to vote on the NYSE Euronext Merger proposal, it will have the same effect as a vote cast “AGAINST” the NYSE Euronext Merger proposal.

The Merger-Related Named Executive Officer Compensation proposal: The affirmative vote of a majority of the votes cast by stockholders entitled to vote on the proposal at the NYSE Euronext special meeting is required to approve the Merger-Related Named Executive Officer Compensation proposal. The stockholders’ vote regarding the Merger-Related Named Executive Officer Compensation proposal is an advisory vote, and therefore is not binding on NYSE Euronext or on ICE or the boards of directors or the compensation committees of NYSE Euronext or ICE. Since compensation and benefits to be paid or provided in connection with the NYSE Euronext merger are based on contractual arrangements with the named executive officers, the outcome of this advisory vote will not affect the obligation to make these payments.

The NYSE Euronext Adjournment proposal: The affirmative vote of a majority of the votes cast by stockholders entitled to vote on the proposal at the NYSE Euronext special meeting is required to approve the NYSE Euronext Adjournment proposal.

Q:	HOW DOES THE NYSE EURONEXT BOARD OF DIRECTORS RECOMMEND I VOTE?

A:	The NYSE Euronext board of directors recommends that you vote your shares of NYSE Euronext common stock:

1.	“FOR” the NYSE Euronext Merger proposal;

2.	“FOR” the Merger-Related Named Executive Officer Compensation proposal; and

3.	“FOR” the NYSE Euronext Adjournment proposal.

Q:	WHAT ARE ICE STOCKHOLDERS BEING ASKED TO VOTE ON AND WHY IS THIS APPROVAL NECESSARY?

A:	ICE stockholders are being asked to vote on the following proposals:

1.	to adopt the merger agreement, a copy of which is attached as Appendix A to this document, which is referred to as the ICE Merger proposal;

2.

to approve five separate proposals relating to ICE Group’s amended and restated certificate of incorporation that will be in effect upon completion of the mergers, which are referred to as the ICE Group Governance-Related proposals (each proposal is described below); and

3.	to approve one or more adjournments of the ICE special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the ICE Merger proposal and/or the ICE Group Governance-Related proposals, which is referred to as the ICE Adjournment proposal.

The ICE Group Governance-Related proposals consist of provisions in ICE Group’s amended and restated certificate of incorporation that will be in effect upon completion of the mergers that: (i) grant ICE Group authority to issue five hundred million (500,000,000) shares of common stock, par value $0.01 per share, and one hundred million (100,000,000) shares of preferred stock, par value $0.01 per share; (ii) impose limitations on ownership and voting of shares of ICE Group common stock; (iii) disqualify any person who is a U.S. Disqualified Person or a European Disqualified Person (each term is defined in the ICE Group bylaws) from acting as a director or officer of ICE Group; (iv) incorporate a set of considerations that the ICE Group board of directors may consider when it takes any action; and (v) require regulatory review of and impose new stockholder approval requirements on certain amendments to ICE Group’s certificate of incorporation. These proposals are described in more detail under “ICE Proposals—ICE Group Governance-Related Proposals.”

Stockholder approval of the ICE Merger proposal and the ICE Group Governance-Related proposals is required to complete the mergers under the terms of the merger agreement. The approval by ICE stockholders of the ICE Merger proposal is the only approval of the ICE stockholders required by Delaware law to approve the adoption of the merger agreement and the transactions contemplated thereby. The approval of the ICE Group Governance-Related proposals is being sought in accordance with Rule 14a-4(b) promulgated under the Exchange Act of 1934, which requires certain matters to be presented separately to stockholders for approval. ICE will transact no other business at the ICE special meeting, except for business properly brought before the ICE special meeting or any adjournment or postponement thereof.

Q:	WHAT VOTE IS REQUIRED TO APPROVE EACH PROPOSAL AT THE ICE SPECIAL MEETING?

A:	The ICE Merger proposal: The affirmative vote of a majority of the outstanding shares of ICE common stock entitled to vote on the proposal at the ICE special meeting is required to approve the ICE Merger proposal. If you are an ICE stockholder and you abstain from voting or fail to vote, or fail to instruct your broker, bank or other nominee how to vote on the ICE Merger proposal, it will have the same effect as a vote cast “AGAINST” the ICE Merger proposal.

ICE Group Governance-Related proposals: The vote of a majority of the votes cast affirmatively and negatively by stockholders entitled to vote on the ICE Governance-Related proposals at the ICE special meeting is required to approve each ICE Group Governance-Related proposal.

The ICE Adjournment proposal: The vote of a majority of the votes cast affirmatively and negatively by stockholders entitled to vote on the proposal at the ICE special meeting is required to approve the ICE Adjournment proposal.

Q:	HOW DOES THE ICE BOARD OF DIRECTORS RECOMMEND I VOTE?

A:	The ICE board of directors recommends that you vote your shares of ICE common stock:

1.	“FOR” the ICE Merger proposal;

2.	“FOR” the ICE Group Governance-Related proposals; and

3.	“FOR” the ICE Adjournment proposal.

Q:	WHAT DO I NEED TO DO NOW?

A:	After carefully reading and considering the information contained in this joint proxy statement/prospectus, please vote your shares as soon as possible so that your shares will be represented at your respective company’s special meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker, bank or other nominee.

Q:	HOW DO I VOTE?

A:	If you are a stockholder of record of ICE as of [ ], 2013, which is referred to as the ICE record date, or a stockholder of record of NYSE Euronext as of [ ], 2013, which is referred to as the NYSE Euronext record date, you may submit your proxy before your respective company’s special meeting in one of the following ways:

•	visit the website shown on your proxy card to vote via the Internet;

•	call the toll-free number shown on your proxy card; or

•	complete, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope.

You may also cast your vote in person at your respective company’s special meeting.

If your shares are held in “street name,” through a broker, bank or other nominee, that institution will send you separate instructions describing the procedure for voting your shares. “Street name” stockholders who wish to vote at the meeting will need to obtain a proxy form from their broker, bank or other nominee.

Q:	WHEN AND WHERE ARE THE ICE AND NYSE EURONEXT SPECIAL MEETINGS OF STOCKHOLDERS?

A:	The special meeting of NYSE Euronext stockholders will be held at [ ] at [ ], Eastern time, on [ ], 2013. Subject to space availability, all NYSE Euronext stockholders as of the NYSE Euronext record date, or their duly appointed proxies, may attend the NYSE Euronext special meeting. Since seating is limited, admission to the meeting will be on a first-come, first-served basis. Registration and seating will begin at [ ], Eastern time. You must present the admission ticket included in this joint proxy statement/prospectus in order to attend the NYSE Euronext special meeting, space permitting.

The special meeting of ICE stockholders will be held at [            ] at [            ], Eastern time, on [                    ], 2013. Subject to space availability, all ICE stockholders as of the ICE record date, or their duly appointed proxies, may attend the ICE special meeting. Since seating is limited, admission to the meeting will be on a first-come, first-served basis. Registration and seating will begin at [            ], Eastern time. You must present the admission ticket included in this joint proxy statement/prospectus in order to attend the ICE special meeting, space permitting.

Q:	IF MY SHARES ARE HELD IN “STREET NAME” BY A BROKER, BANK OR OTHER NOMINEE, WILL MY BROKER, BANK OR OTHER NOMINEE VOTE MY SHARES FOR ME?

A:	If your shares are held in “street name” in a stock brokerage account or by a bank or other nominee, you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your broker, bank or other nominee. Please note that you may not vote shares held in street name by returning a proxy card directly to ICE or NYSE Euronext or by voting in person at your respective company’s special meeting unless you obtain a “legal proxy,” which you must obtain from your broker, bank or other nominee.

Under the rules of the New York Stock Exchange, brokers who hold shares in street name for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are not allowed to exercise their voting discretion with respect to the approval of matters that the New York Stock Exchange determines to be “non-routine” without specific instructions from the beneficial owner. It is expected that all proposals to be voted on at the ICE special meeting and the NYSE Euronext special meeting are such “non-routine” matters. Broker non-votes occur when a broker or nominee is not instructed by the beneficial owner of shares how to vote on a particular proposal for which the broker does not have discretionary voting power.

If you are a NYSE Euronext stockholder and you do not instruct your broker, bank or other nominee on how to vote your shares:

•	your broker, bank or other nominee may not vote your shares on the NYSE Euronext Merger proposal, which broker non-votes will have the same effect as a vote “AGAINST” such proposal;

•

your broker, bank or other nominee may not vote your shares on the Merger-Related Named Executive Officer Compensation proposal or the NYSE Euronext Adjournment proposal, which broker non-votes will have no effect on the vote count for each such proposal (assuming a quorum is present); and

•

your broker, bank or other nominee may not vote your shares on the NYSE Euronext Adjournment proposal, which broker non-votes will have no effect on the vote count for this proposal (assuming a quorum is present).

If you are an ICE stockholder and you do not instruct your broker, bank or other nominee on how to vote your shares:

•	your broker, bank or other nominee may not vote your shares on the ICE Merger proposal, which broker non-votes will have the same effect as a vote “AGAINST” such proposal;

•

your broker, bank or other nominee may not vote your shares on the ICE Group Governance-Related proposals, which broker non-votes will have no effect on the vote count for any of these proposals (assuming a quorum is present); and

•

your broker, bank or other nominee may not vote your shares on the ICE Adjournment proposal, which broker non-votes will have no effect on the vote count for this proposal (assuming a quorum is present).

Q:	WHAT IF I DO NOT VOTE OR I ABSTAIN?

A:	For purposes of each of the ICE special meeting and the NYSE Euronext special meeting, an abstention occurs when a stockholder attends the applicable special meeting in person and does not vote or returns a proxy with an “abstain” vote.

If you are a NYSE Euronext stockholder and you fail to vote or fail to instruct your broker, bank or other nominee how to vote on the NYSE Euronext Merger proposal, your proxy will have the same effect as a vote cast “AGAINST” the NYSE Euronext Merger proposal. If you respond with an “abstain” vote on the NYSE Euronext Merger proposal, your proxy will have the same effect as a vote cast “AGAINST” the NYSE Euronext Merger proposal.

If you are a NYSE Euronext stockholder and you fail to vote or fail to instruct your broker, bank or other nominee how to vote on the Merger-Related Named Executive Officer Compensation proposal or the NYSE Euronext Adjournment proposal, your proxy will have no effect on the vote count for such proposal (assuming a quorum is present). If you respond with an “abstain” vote on the Merger-Related Named Executive Officer Compensation proposal or the NYSE Euronext Adjournment proposal, your proxy will have no effect on the vote count for such proposal.

If you are an ICE stockholder and you fail to vote or fail to instruct your broker, bank or other nominee how to vote on the ICE Merger proposal, your proxy will have the same effect as a vote cast “AGAINST” the ICE Merger proposal. If you respond with an “abstain” vote on the ICE Merger proposal, your proxy will have the same effect as a vote cast “AGAINST” the ICE Merger proposal.

If you are an ICE stockholder and you fail to vote or fail to instruct your broker, bank or other nominee how to vote on any of the ICE Group Governance-Related proposals, your proxy will have no effect on the vote count for each such proposal (assuming a quorum is present). If you respond with an “abstain” vote on any of the ICE Group Governance-Related proposals, your proxy will have no effect on the vote count for each such proposal.

If you are an ICE stockholder and you fail to vote or fail to instruct your broker, bank or other nominee how to vote on the ICE Adjournment proposal, your proxy will have no effect on the vote count for such proposal (assuming a quorum is present). If you respond with an “abstain” vote on the ICE Adjournment proposal, your proxy will have no effect on the vote count for such proposal.

Q:	WHAT WILL HAPPEN IF I RETURN MY PROXY OR VOTING INSTRUCTION CARD WITHOUT INDICATING HOW TO VOTE?

A:	If you sign and return your proxy or voting instruction card without indicating how to vote on any particular proposal, the shares of ICE common stock represented by your proxy will be voted “FOR” each proposal in accordance with the recommendation of the ICE board of directors with respect to each proposal or the shares of NYSE Euronext common stock represented by your proxy will be voted “FOR” each proposal in accordance with the recommendation of the NYSE Euronext board of directors with respect to each proposal. Unless an ICE stockholder or a NYSE Euronext stockholder, as applicable, checks the box on its proxy card to withhold discretionary authority, the proxyholders may use their discretion to vote on the proposals relating to the ICE special meeting or NYSE Euronext special meeting, as applicable.

Q:	MAY I CHANGE MY VOTE AFTER I HAVE DELIVERED MY PROXY OR VOTING INSTRUCTION CARD?

A:	Yes. ICE stockholders may change their vote or revoke a proxy at any time before it is exercised by:

•	filing a written revocation with the corporate secretary of ICE,

•	submitting a new proxy bearing a later date (by Internet, telephone or mail) that is received no later than the deadline specified on the proxy card, or

•	voting in person at the ICE special meeting.

NYSE Euronext stockholders may change their vote or revoke a proxy at any time before it is exercised by:

•	filing a written revocation with the corporate secretary of NYSE Euronext,

•	submitting a new proxy bearing a later date (by Internet, telephone or mail) that is received no later than the deadline specified on the proxy card, or

•	voting in person at the NYSE Euronext special meeting.

Please note, however, that under the rules of the New York Stock Exchange, any beneficial owner of ICE common stock or NYSE Euronext common stock whose shares are held in street name by a New York Stock Exchange member brokerage firm may revoke its proxy and vote its shares in person at the ICE special meeting or the NYSE Euronext special meeting only in accordance with applicable rules and procedures as employed by such beneficial owner’s brokerage firm. If your shares are held in an account at a broker, bank or other nominee, you should contact your broker, bank or other nominee to change your vote.

If you hold shares indirectly in the ICE benefit plans or NYSE Euronext benefits plans, you should contact the trustee of your plan, as applicable, to change your vote of the shares allocated to your benefit plan.

Attending the ICE special meeting or the NYSE Euronext special meeting will not automatically revoke a proxy that was submitted through the Internet or by telephone or mail.

Q:	WHAT SHOULD I DO IF I RECEIVE MORE THAN ONE SET OF VOTING MATERIALS?

A:

NYSE Euronext stockholders and ICE stockholders may receive more than one set of voting materials, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold shares of ICE and/or NYSE Euronext common stock in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold such shares. If you are a holder of record of NYSE Euronext common stock or ICE common stock and your shares are registered in more than one name, you will receive more than one proxy card. In addition, if you are a holder of both NYSE Euronext common stock and ICE common stock, you will receive one or more separate proxy cards or voting instruction cards for each company. Please complete, sign, date and return each proxy card and voting instruction card that you receive or otherwise follow the voting instructions set forth in this joint proxy statement/prospectus to ensure that you vote every share of ICE common stock and/or NYSE Euronext common stock that you own.

Q:	ARE NYSE EURONEXT STOCKHOLDERS ENTITLED TO APPRAISAL RIGHTS?

A:	Yes. NYSE Euronext stockholders are entitled to appraisal rights under Section 262 of the General Corporation Law of the State of Delaware, which is referred to as Delaware law, provided they satisfy the special criteria and conditions set forth in Section 262 of Delaware law. More information regarding these appraisal rights is provided in this document, and the provisions of Delaware law that grant appraisal rights and govern such procedures are attached as Appendix F to this document. You should read these provisions carefully and in their entirety. See “Appraisal Rights” beginning on page [ ].

Q:	ARE ICE STOCKHOLDERS ENTITLED TO APPRAISAL RIGHTS?

A:	No. ICE stockholders are not entitled to appraisal rights under Delaware law. At the effective time of the ICE merger, each share of ICE common stock owned by an ICE stockholder (other than ICE or Braves Merger Sub) will be converted into the right to receive one share of ICE Group common stock.

Q:	WHAT ARE THE MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGERS TO ICE STOCKHOLDERS AND NYSE EURONEXT STOCKHOLDERS?

A:	The obligation of ICE to complete the mergers is conditioned upon the receipt of a legal opinion from its counsel to the effect that each merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. Additionally, the obligation of NYSE Euronext to complete the NYSE Euronext merger is conditioned upon the receipt of a legal opinion from its counsel to the effect that the NYSE Euronext merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. In the event that legal counsel to either ICE or NYSE Euronext is unable to render the legal opinion described above with respect to the NYSE Euronext merger, the NYSE Euronext merger will be restructured and the obligation of each of ICE and NYSE Euronext to complete the mergers will be conditioned upon the receipt of alternative opinions from their respective counsel, as discussed further in “Material United States Federal Income Tax Consequences of the Mergers” beginning on page [ ].

Assuming the receipt and accuracy of the opinions described above, U.S. holders of ICE common stock will not recognize gain or loss for U.S. federal income tax purposes upon the receipt of ICE Group common stock in exchange for ICE common stock pursuant to the ICE merger and the U.S. federal income tax consequences of the NYSE Euronext merger (or, in the event the NYSE Euronext merger is restructured, the NYSE Euronext merger and the ICE merger, taken together) to U.S. holders of NYSE Euronext common stock are as follows:

•

If you receive shares of ICE Group common stock (and no cash other than cash received instead of a fractional share of ICE Group common stock) in exchange for your NYSE Euronext common stock, then you generally will not recognize any gain or loss, except with respect to cash received instead of a fractional share of ICE Group common stock.

•

If you receive solely cash, you generally will recognize gain or loss equal to the difference between the amount of cash you receive and your tax basis in your NYSE Euronext common stock. Generally, any gain recognized upon the exchange will be capital gain, and any such capital gain will be long-term capital gain if you have established a holding period of more than one year for your shares of NYSE Euronext common stock.

•

If you receive a combination of ICE Group common stock and cash (other than cash received instead of a fractional share of ICE Group common stock), in exchange for your NYSE Euronext common stock, you generally will recognize gain, but not loss, upon the exchange of your shares of NYSE Euronext common stock for shares of ICE Group common stock and cash. If the sum of the fair market value of the ICE Group common stock and the amount of cash you receive in exchange for your shares of NYSE Euronext common stock exceeds the tax basis of your shares of NYSE Euronext common stock, you generally will recognize taxable gain equal to the lesser of the amount of such excess or the amount of cash you receive in the exchange. Generally, any gain recognized upon the exchange will be capital gain, and any such capital gain will be long-term capital gain if you have established a holding period of more than one year for your shares of NYSE Euronext common stock.

Any gain recognized could also be subject to the additional 3.8% Medicare tax on net investment income, depending on your individual circumstances.

For a more detailed discussion of the material United States federal income tax consequences of the mergers, see “Material United States Federal Income Tax Consequences of the Mergers” beginning on page [    ].

The tax consequences of the mergers to any particular stockholder will depend on that stockholder’s particular facts and circumstances. Accordingly, please consult your tax advisor to determine the tax consequences to you from the mergers.

Q:	WHAT HAPPENS IF THE MERGERS ARE NOT COMPLETED?

A:	If the mergers are not completed, NYSE Euronext stockholders will not receive any consideration for their shares of NYSE Euronext common stock in connection with the mergers. Instead, NYSE Euronext will remain an independent public company and its common stock will continue to be dually listed and traded on the New York Stock Exchange and Euronext Paris. Similarly, if the mergers are not completed, ICE stockholders will not receive any shares of ICE Group common stock in connection with the mergers. Instead, ICE will remain an independent public company and its common stock will continue to be listed and traded on the New York Stock Exchange. Under specified circumstances, NYSE Euronext or ICE may be required to pay to, or be entitled to receive from, the other party a fee with respect to the termination of the merger agreement, as described under “The Merger Agreement—Termination” beginning on page [ ].

Q:	WHOM SHOULD I CONTACT IF I HAVE ANY QUESTIONS ABOUT THE PROXY MATERIALS OR VOTING?

A:	If you have any questions about the proxy materials or if you need assistance submitting your proxy or voting your shares or need additional copies of this document or the enclosed proxy card, you should contact the proxy solicitation agent for the company in which you hold shares.

If you are an ICE stockholder, you should contact D.F. King & Co., Inc., the proxy solicitation agent for ICE, at 1 (800) 735-3591 or by email at ice@dfking.com. Banks and brokerage firms should contact D.F. King & Co., Inc. at (212) 269-5550 or by email at ice@dfking.com. If you are a NYSE Euronext stockholder and you hold your shares in a street name, you should follow the instructions provided by your bank or broker or you may contact NYSE Euronext’s U.S. solicitation agent, MacKenzie Partners, Inc. (telephone: +1 (800) 322-2885 or +1 (212) 929-5500; email: proxy@mackenziepartners.com) with any questions. If you hold your shares in registered format, you may also contact MacKenzie Partners with any questions.

If you are a NYSE Euronext stockholder and you hold your shares through EuroClear or Clearstream, you may contact NYSE Euronext’s proxy solicitor, MacKenzie Partners, Inc. (London office) (telephone +44 (0) 203 178 8057; email: proxy@mackenziepartners.com).

SUMMARY

This summary highlights selected information included in this document and does not contain all of the information that may be important to you. You should read this entire document and its appendices and the other documents to which we refer before you decide how to vote with respect to the merger-related proposals. In addition, we incorporate by reference important business and financial information about NYSE Euronext and ICE into this document. For a description of this information, see “Incorporation of Certain Documents by Reference” on page [    ]. You may obtain the information incorporated by reference into this document without charge by following the instructions in the section entitled “Where You Can Find More Information” in the forepart of this document. Each item in this summary includes a page reference directing you to a more complete description of that item.

All references in this joint proxy statement/prospectus to “ICE” refer to IntercontinentalExchange, Inc., a Delaware corporation; all references in this joint proxy statement/prospectus to “NYSE Euronext” refer to NYSE Euronext, a Delaware corporation; all references in this joint proxy statement/prospectus to “ICE Group” refer to IntercontinentalExchange Group, Inc., a Delaware corporation and a direct, wholly owned subsidiary of ICE; all references in this joint proxy statement/prospectus to “Braves Merger Sub” refer to Braves Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of ICE Group; all references in this joint proxy statement/prospectus to “Baseball Merger Sub” refer to Baseball Merger Sub, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of ICE Group; all references in this joint proxy statement/prospectus to the “Merger Subs” refer to the Braves Merger Sub and the Baseball Merger Sub, collectively; unless otherwise indicated or as the context requires, all references in this joint proxy statement/prospectus to “we,” “us,” and “our” refer to ICE and NYSE Euronext, collectively; and all references to the “merger agreement” refer to the Agreement and Plan of Merger, dated as of December 20, 2012, as amended and restated by the Amended and Restated Agreement and Plan of Merger, dated as of March 19, 2013, and as it may be amended from time to time, by and among ICE, NYSE Euronext, ICE Group, Braves Merger Sub and Baseball Merger Sub.

The Mergers and the Merger Agreement (page [    ])

The terms and conditions of the mergers are contained in the merger agreement, which is attached to this document as Appendix A. We encourage you to read the merger agreement carefully, as it is the legal document that governs the mergers.

Pursuant to the merger agreement, ICE will acquire NYSE Euronext under a newly formed holding company, ICE Group. In a series of merger transactions, Braves Merger Sub will merge with and into ICE (the “ICE merger”) and, immediately following the ICE merger, NYSE Euronext will merge with and into Baseball Merger Sub. In the event that certain legal opinions that are a condition to each party’s obligation to consummate the mergers cannot be obtained, the merger agreement provides that the NYSE Euronext merger will be restructured such that Baseball Merger Sub will merge with and into NYSE Euronext (in either case, the “NYSE Euronext merger”). Following the ICE merger and the NYSE Euronext merger (together, the “mergers”), each of ICE and NYSE Euronext will be direct wholly owned subsidiaries of ICE Group and the former ICE and NYSE Euronext stockholders will become holders of shares of ICE Group common stock. Following the completion of the mergers, ICE Group’s common stock is expected to be listed for trading on the New York Stock Exchange under ICE’s current ticker symbol, “ICE”, and NYSE Euronext common stock will be delisted from the New York Stock Exchange and Euronext Paris, deregistered under the Securities Exchange Act of 1943 (the “Exchange Act”) and cease to be publicly traded. ICE common stock will be delisted from the New York Stock Exchange, deregistered under the Exchange Act and cease to be publicly traded.

NYSE Euronext Merger Consideration (page [    ])

In the NYSE Euronext merger, each share of NYSE Euronext common stock owned by a NYSE Euronext stockholder (except for excluded shares and dissenting shares) will be converted into the right to receive 0.1703 of a share of ICE Group common stock and $11.27 in cash. In lieu of the standard election amount described in the previous sentence, NYSE Euronext stockholders will have the right to make either a cash election to receive $33.12 in cash, or a stock election to receive 0.2581 of a share of ICE Group common stock, for each of their NYSE Euronext shares. Both the cash election and the stock election are subject to the proration and adjustment procedures to ensure that the total amount of cash paid, and the total number of shares of ICE Group common stock issued, in the NYSE Euronext merger to the NYSE Euronext stockholders, as a whole, will be equal to the total amount of cash and number of shares that would have been paid and issued if all of the NYSE Euronext stockholders received the standard election amount. NYSE Euronext stockholders (other than holders of excluded shares and dissenting shares) who make no election or an untimely election will receive the standard election amount for each share of NYSE Euronext common stock they hold.

It is anticipated that ICE stockholders and NYSE Euronext stockholders, in each case as of immediately prior to the mergers, will hold approximately 64% and 36%, respectively, of the issued and outstanding shares of ICE Group common stock immediately after completion of the mergers, in each case as determined on a fully diluted basis and without giving effect to any shares of ICE common stock held by NYSE Euronext stockholders prior to the mergers. If the NYSE Euronext merger is completed, it is currently estimated that payment of the stock portion of the NYSE Euronext merger consideration will require ICE Group to issue or reserve for issuance approximately 42.4 million shares of ICE Group common stock in connection with the NYSE Euronext merger and that the maximum cash consideration required to be paid in the NYSE Euronext merger for the cash portion of the NYSE Euronext merger consideration will be approximately $2.7 billion.

Recommendation of the NYSE Euronext Board of Directors (page [    ])

After careful consideration, the NYSE Euronext board of directors recommends that NYSE Euronext stockholders vote “FOR” the NYSE Eurnoext Merger proposal, “FOR” the Merger-Related Named Executive Officer Compensation proposal and “FOR” the NYSE Euronext Adjournment proposal.

In reaching its decision, the NYSE Euronext board of directors considered a number of factors as generally supporting its decision to enter into the merger agreement, including, among others, the NYSE Euronext merger consideration and associated premium, strategic opportunities created by the combination, realization of anticipated synergies (including approximately $450 million in combined annual cost synergies expected), the benefits, risks and uncertainties of the combination as compared to those of other potential strategic alternatives that might be available to NYSE Euronext, and favorable terms under the merger agreement, including the absence of any financing condition. The NYSE Euronext board of directors also considered a variety of risks and other potentially negative factors concerning the combination, including, among others, risks and costs to NYSE Euronext if the combination is not completed or the potential benefits of the combination are not fully realized, risks related to the diversion of management and employee focus and restrictions on NYSE Euronext’s business leading up to the combination, challenges and costs related to integrating the operations of NYSE Euronext and ICE and achieving identified synergies, the risk that the value of the consideration to NYSE Euronext stockholders in the combination could fluctuate along with the price of ICE common stock, and fees and expenses associated with completing the transaction itself. For a more complete description of NYSE Euronext’s reasons for the combination and the recommendations of the NYSE Euronext board of directors, see “The Mergers—Recommendation of the NYSE Euronext Board of Directors and Reasons for the NYSE Euronext Merger.”

Recommendation of the ICE Board of Directors (page [    ])

After careful consideration, the ICE board of directors recommends that ICE stockholders vote “FOR” the ICE Merger proposal, “FOR” the ICE Group Governance-Related proposals and “FOR” the ICE Adjournment proposal.

In reaching its decision, the ICE board of directors considered a number of factors as generally supporting its decision to enter into the merger agreement, including, among others, strategic considerations (including the expectation that the combination of ICE and NYSE Euronext would create a leading operator of global exchanges and clearing houses), regulatory and market factors, realization of anticipated synergies (including approximately $450 million in combined annual cost synergies within three years of closing), favorable terms for ICE under the merger agreement and other financial considerations. The ICE board of directors also considered a variety of risks and other potentially negative factors concerning the combination, including, among others, the risk that the combination with NYSE Euronext might not be completed in a timely manner or at all, risks related to regulatory approvals necessary to complete the combination, risks related to certain terms of the merger agreement (including restrictions on the conduct of ICE’s business prior to the completion of the combination and the requirement that ICE pay NYSE Euronext a termination fee in certain cumstances), risks related to the diversion of management and resources from other strategic opportunities and challenges and difficulties relating to integrating the operations of ICE and NYSE Euronext. For a more complete description of ICE’s reasons for the combination and the recommendations of the ICE board of directors, see “The Mergers—Recommendation of the ICE Board of Directors and Reasons for the Mergers.”

Opinions of Financial Advisors (pages [    ])

ICE Financial Advisor

The ICE board of directors received the written opinion dated December 20, 2012 from ICE’s financial advisor, Morgan Stanley & Co. LLC, referred to as Morgan Stanley, that the consideration to be paid by ICE pursuant to the merger agreement dated December 20, 2012 was fair, from a financial point of view and as of the date of such opinion, to ICE.

In connection with delivering its opinion, Morgan Stanley reviewed a draft of the merger agreement entered into on December 20, 2012 (which we refer to as the “original merger agreement”) pursuant to which NYSE Euronext would have merged with and into Baseball Merger Sub, LLC, a direct, wholly owned subsidiary of ICE and upon which the merged entity would have been a wholly owned subsidiary of ICE (which we refer to as the “original merger”). As further described in “The Mergers—Opinion of Perella Weinberg, Financial Advisor to NYSE Euronext,” other than the substitution of shares of ICE Group common stock for shares of ICE common stock, the merger consideration that NYSE Euronext stockholders will receive in the transaction pursuant to the amended and restated merger agreement is the same as was contemplated in the original merger agreement. Accordingly, ICE did not request an opinion from Morgan Stanley with respect to the combination.

All references to the merger agreement and the consideration to be paid by ICE, when used in this discussion of Morgan Stanley’s opinion, refer to the original merger agreement and such consideration to be paid by ICE pursuant to the original merger agreement, respectively.

The full text of Morgan Stanley’s written opinion is attached to this document as Appendix D. This written opinion sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Morgan Stanley in connection with such opinion. The opinion was directed to the ICE board of directors (in its capacity as such) and addressed only the fairness from a financial point of view to ICE of the consideration to be paid by ICE pursuant to the merger agreement dated December 20, 2012 as of the date of the opinion and did not address any other aspect of the combination. In addition, the opinion did not in any manner address the prices at which shares of ICE common stock or NYSE Euronext common stock would trade at any time, or any compensation or compensation agreements arising from (or otherwise relating to) the combination which benefit any officer, director or employee of NYSE Euronext, or any class of such persons. The opinion is addressed to the ICE board of directors and does not constitute advice or a recommendation to any stockholder of either ICE or NYSE Euronext as to how to vote at any stockholders’ meeting to be held in connection with the transactions contemplated by the merger agreement or take any other action with respect to the combination. For a description of the opinion that ICE received from Morgan Stanley, see “The Mergers—Opinion of Morgan Stanley, Financial Advisor to ICE.”

NYSE Euronext Financial Advisor

Perella Weinberg Partners LP, referred to as Perella Weinberg, rendered its oral opinion, subsequently confirmed in writing, to the NYSE Euronext board of directors that, on December 20, 2012, and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth in the opinion, the aggregate consideration to be received by the holders of NYSE Euronext common stock (other than ICE or any of its affiliates) pursuant to the merger agreement dated December 20, 2012 was fair, from a financial point of view, to such holders.

In connection with delivering its opinion, Perella Weinberg reviewed a draft of the merger agreement entered into on December 20, 2012 (which we refer to as the “original merger agreement”) pursuant to which NYSE Euronext would have merged with and into Baseball Merger Sub, LLC, a direct, wholly owned subsidiary of ICE and upon which the merged entity would have been a wholly-owned subsidiary of ICE (which we refer to as the “original merger”). In the original merger, each share of NYSE Euronext common stock owned by a NYSE Euronext stockholder (except for certain shares held by ICE, NYSE Euronext, or their subsidiaries, and shares held by NYSE Euronext stockholders who properly sought appraisal in accordance with Delaware law) would have been converted into the right to receive 0.1703 of a share of ICE common stock and $11.27 in cash. In lieu of this election to receive a mix of cash and shares of ICE common stock, NYSE Euronext stockholders would have had the right to make either a cash election to receive $33.12 in cash, or a stock election to receive 0.2581 of a share of ICE common stock, for each of their NYSE Euronext shares. Both the cash election and the stock election were subject to the adjustment and proration procedures set forth in the original merger agreement to ensure that the total amount of cash paid, and the total number of shares of ICE common stock issued, in the merger to NYSE Euronext stockholders, as a whole, would have been equal to the total amount of cash and number of shares that would have been paid and issued if all of the NYSE Euronext stockholders received 0.1703 of a share of ICE common stock and $11.27 in cash (which we refer to as the “aggregate consideration”). Perella Weinberg’s opinion was issued prior to the amendment and restatement of the merger agreement and without regard thereto. Other than the substitution of shares of ICE Group common stock for shares of ICE common stock, the merger consideration that NYSE Euronext stockholders will receive in the transaction pursuant to the amended and restated merger agreement will not change. Accordingly, NYSE Euronext did not request an opinion from Perella Weinberg with respect to the combination.

All references to the merger agreement and the aggregate consideration to be received by the holders of NYSE Euronext common stock (other than ICE or any of its affiliates), when used in this discussion of Perella Weinberg’s opinion, refer to the original merger agreement and such aggregate consideration to be received by shareholders of NYSE Euronext pursuant to the original merger agreement, respectively.

The full text of Perella Weinberg’s written opinion, dated December 20, 2012, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Perella Weinberg, is attached as Appendix E and is incorporated by reference herein. Holders of NYSE Euronext common stock are urged to read Perella Weinberg’s opinion carefully and in its entirety. The opinion does not address NYSE Euronext’s underlying business decision to enter into the original merger or the mergers or the relative merits of the original merger or the mergers as compared with any other strategic alternative that may have been available to NYSE Euronext. The opinion does not constitute a recommendation to any holder of NYSE Euronext common stock or ICE common stock as to how such holders should vote, make any election or otherwise act with respect to the original merger or the mergers or any other matter and does not in any manner address the prices at which NYSE Euronext common stock or ICE common stock will trade at any time. In addition, Perella Weinberg expressed no opinion as to the fairness of the original merger or the mergers to, or of any consideration to, the holders of any other class of securities, creditors or other constituencies of NYSE Euronext. Perella Weinberg provided its opinion for the information and assistance of the NYSE Euronext board of directors in connection with, and for the purposes of its evaluation of, the original merger. This summary is qualified in its entirety by reference to the full text of the opinion. For a description of the opinion that NYSE Euronext received from Perella Weinberg, see “The Mergers—Opinion of Perella Weinberg, Financial Advisor to NYSE Euronext.”

NYSE Euronext Special Meeting of Stockholders (page [    ])

The NYSE Euronext special meeting will be held at [            ], Eastern time, on [                    ], 2013, at [            ]. At the NYSE Euronext special meeting, NYSE Euronext stockholders will be asked to approve the NYSE Euronext Merger proposal, the Merger-Related Named Executive Officer Compensation proposal and the NYSE Euronext Adjournment proposal.

NYSE Euronext’s board of directors has fixed the close of business on [                    ], 2013 as the record date for determining the holders of shares of NYSE Euronext common stock entitled to receive notice of and to vote at the NYSE Euronext special meeting. Only holders of record of shares of NYSE Euronext common stock at the close of business on the NYSE Euronext record date will be entitled to notice of and to vote at the NYSE Euronext special meeting and any adjournment or postponement thereof. As of the NYSE Euronext record date, there were [                ] shares of NYSE Euronext common stock outstanding and entitled to vote at the NYSE Euronext special meeting held by [            ] holders of record. Each share of NYSE Euronext common stock entitles the holder to one vote on each proposal to be considered at the NYSE Euronext special meeting. As of the record date, directors and executive officers of NYSE Euronext and their affiliates owned and were entitled to vote [                ] shares of NYSE Euronext common stock, representing approximately [    ]% of the shares of NYSE Euronext common stock outstanding on that date. NYSE Euronext currently expects that NYSE Euronext’s directors and executive officers will vote their shares in favor of the NYSE Euronext Merger proposal, the Merger-Related Named Executive Officer Compensation proposal and the NYSE Euronext Adjournment proposal, although none of them has entered into any agreements obligating them to do so.

Approval of the NYSE Euronext Merger proposal requires the affirmative vote of a majority of the outstanding shares of NYSE Euronext common stock entitled to vote on the proposal at the NYSE Euronext special meeting. Approval of the Merger-Related Named Executive Officer Compensation proposal and the NYSE Euronext Adjournment proposal each require the affirmative vote of a majority of the votes cast by stockholders entitled to vote on the proposal at the NYSE Euronext special meeting.

ICE Special Meeting of Stockholders (page [    ])

The ICE special meeting will be held at [            ], Eastern time, on [                    ], 2013, at [            ]. At the ICE special meeting, ICE stockholders will be asked to approve the ICE Merger proposal, the ICE Group Governance-Related proposals and the ICE Adjournment proposal.

ICE’s board of directors has fixed the close of business on [                    ], 2013 as the record date for determining the holders of shares of ICE common stock entitled to receive notice of and to vote at the ICE

special meeting. As of the ICE record date, there were [                ] shares of ICE common stock outstanding and entitled to vote at the ICE special meeting held by [            ] holders of record. Each share of ICE common stock entitles the holder to one vote on each proposal to be considered at the ICE special meeting. As of the record date, directors and executive officers of ICE and their affiliates owned and were entitled to vote [                ] shares of ICE common stock, representing approximately [    ]% of the shares of ICE common stock outstanding on that date. ICE currently expects that ICE’s directors and executive officers will vote their shares in favor of the ICE Merger proposal, the ICE Group Governance-Related proposals and the ICE Adjournment proposal, although none of them has entered into any agreements obligating them to do so.

Approval of the ICE Merger proposal requires the affirmative vote of a majority of the outstanding shares of ICE common stock entitled to vote on the proposal at the ICE special meeting. Approval of the ICE Group Governance-Related proposals and the ICE Adjournment proposal requires the vote of a majority of the votes cast affirmatively and negatively by stockholders entitled to vote on the proposal at the ICE special meeting.

Interests of NYSE Euronext Directors and Executive Officers in the NYSE Euronext Merger (page [    ])

NYSE Euronext’s executive officers and directors have interests in the NYSE Euronext merger that are different from, or in addition to, the interests of NYSE Euronext’s stockholders. These interests include, but are not limited to, the treatment in the merger agreement of restricted stock units, stock options and other rights held by these executive officers and directors which, upon the consummation of the NYSE Euronext merger, will be converted into substantially equivalent rights denominated in shares of common stock of ICE Group and/or may vest at a sooner date than had the NYSE Euronext merger not occurred. In addition, certain executive officers of NYSE Euronext are, by reason of their respective employment agreements with NYSE Euronext, entitled to change-of-control or severance benefits upon termination of their employment in connection with a change of control or within a certain period of time thereafter. The members of the NYSE Euronext board of directors were aware of and considered these interests, among other matters, when they approved the merger agreement and recommended that NYSE Euronext stockholders approve the NYSE Euronext Merger proposal. These interests are described in more detail in the section of this document entitled “The Mergers—Interests of NYSE Euronext Directors and Executive Officers in the NYSE Euronext Merger.”

Effect of the NYSE Euronext Merger on NYSE Euronext Stock Options and Other Stock-Based Awards (page [    ])

At the effective time of the NYSE Euronext merger, each option to acquire and stock appreciation right denominated in shares of NYSE Euronext common stock granted under the employee and director stock plans of NYSE Euronext, whether vested or unvested, that is outstanding immediately prior to the effective time of the NYSE Euronext merger, will be converted into a stock option to acquire or stock appreciation right denominated in shares of ICE Group common stock, as applicable, on the same terms and conditions as were applicable to it prior to such conversion, except that (i) each converted stock option and stock appreciation right will be exercisable for the number of shares of ICE Group common stock (rounded down to the nearest whole share) equal to the number of shares of NYSE Euronext common stock that it was exercisable for prior to conversion multiplied by the equity exchange factor, which equals the sum of (A) 0.1703 and (B) the quotient obtained by dividing (x) $11.27 by (y) the 10-day aggregate volume-weighted average per share price of a share of ICE common stock for the 10 consecutive trading days ending on the second-to-last full trading day prior to the date of the closing of the mergers, and (ii) the per-share exercise price (rounded up to the nearest penny) for each converted stock option and stock appreciation right will be equal to the per-share exercise price that was applicable to it prior to its conversion divided by the equity exchange factor.

In addition, at the effective time of the NYSE Euronext merger, each restricted stock unit or deferred stock unit measured in shares of NYSE Euronext common stock (other than performance stock units), whether vested or unvested, that is outstanding immediately prior to the effective time of the NYSE Euronext merger will be converted into a restricted stock unit or deferred stock unit denominated in shares of ICE Group common stock on substantially the same terms and conditions as were applicable to it prior to such conversion, except that the number of shares of ICE Group common stock subject to each such restricted stock unit or deferred stock unit (rounded down to the nearest whole share) will be equal to the number of shares of NYSE Euronext common stock subject to the restricted stock unit or deferred stock unit prior to conversion, multiplied by the equity exchange factor. Restricted stock units (other than performance stock units) granted under NYSE Euronext’s Omnibus Incentive Plan or 2006 Stock Incentive Plan either (i) prior to December 20, 2012 or (ii) on or after December 20, 2012 pursuant to NYSE Euronext’s annual bonus program (to the extent permitted by certain terms of the merger agreement) that are outstanding immediately prior to the effective time of the NYSE Euronext merger will, to the extent unvested, vest as of the effective time of the NYSE Euronext merger and be settled as of the effective time of the NYSE Euronext merger. All other restricted stock units (other than performance stock units) granted after December 20, 2012 (to the extent permitted by certain terms of the merger agreement) that are outstanding immediately prior to the effective time of the NYSE Euronext merger, if any, will be subject to a three-year cliff vesting schedule and the vesting of these restricted stock units will not accelerate upon the effective time of the NYSE Euronext merger. However, any such restricted stock units will vest upon an earlier termination of employment with NYSE Euronext and its subsidiaries without cause or a resignation from NYSE Euronext and its subsidiaries for good reason.

Additionally, at the effective time of the NYSE Euronext merger, each performance stock unit measured in shares of NYSE Euronext common stock granted under NYSE Euronext’s Omnibus Incentive Plan, whether vested or unvested, that is outstanding immediately prior to the effective time of the NYSE Euronext merger will be converted into a performance stock unit denominated in shares of ICE Group common stock, on substantially the same terms and conditions as were applicable to it prior to such conversion, except that the number of shares of ICE Group common stock subject to each such performance stock unit (rounded down to the nearest whole share) will be equal to the number of shares of NYSE Euronext common stock subject to the performance stock unit (based on the following two sentences) multiplied by the equity exchange factor. The performance-based vesting condition applicable to each outstanding performance stock unit granted prior to December 20, 2012 (i.e., NYSE Euronext total shareholder return relative to S&P 500 total shareholder return over the applicable performance period) will be deemed satisfied at the effective time of the NYSE Euronext merger, measured as of the closing date of the NYSE Euronext merger with NYSE Euronext total shareholder return determined based on the value of the NYSE Euronext merger consideration, but the service-based vesting condition applicable to each such performance stock unit will remain unchanged and will not be deemed satisfied as of the effective time of the mergers, and the original measurement date in respect of the service condition will continue to apply for purposes of continued service-based vesting after the closing. The performance-based vesting condition applicable to each outstanding performance stock unit granted on or after December 20, 2012 (to the extent permitted by certain terms of the merger agreement) will be deemed satisfied at the effective time of the NYSE Euronext merger at the greater of 100% or the level based on actual attainment of the applicable performance criteria as of the month ending prior to the month in which the effective time of the NYSE Euronext merger occurs, but the service-based vesting condition applicable to each such performance stock unit will remain unchanged and will not be deemed satisfied as of the effective time of the NYSE Euronext merger, and the original measurement date in respect of the service condition will continue to apply for purposes of continued service-based vesting after the closing.

Effect of the ICE Merger on ICE Stock Options and Awards

Each ICE stock option, whether vested or unvested, that is outstanding immediately prior to the effective time of the ICE merger will cease to represent a right to acquire shares of ICE common stock and will be converted into an ICE Group stock option on the same terms and conditions (including vesting schedule and per share exercise price) as applied to such ICE stock option immediately prior to the effective time of the ICE merger. The number of shares of ICE Group common stock subject to each such ICE Group stock option will be equal to the number of shares of ICE common stock subject to each such ICE stock option immediately prior to the effective time of the ICE merger, and each such ICE Group stock option will have an exercise price per share equal to the per-share exercise price applicable to each such ICE stock option immediately prior to the effective time of the ICE merger.

In addition, each ICE restricted stock unit and ICE deferred stock unit, whether vested or unvested, that is outstanding immediately prior to the effective time of the ICE merger will cease to represent an ICE restricted stock unit or deferred stock unit, as applicable, and will be converted automatically into an ICE Group restricted stock unit or ICE Group deferred stock unit, as applicable, on substantially the same terms and conditions (including vesting schedule) as applied to such ICE restricted stock unit or deferred stock unit immediately prior to the effective time of the ICE merger. The number of shares of ICE Group common stock subject to each such ICE Group restricted stock unit or ICE Group deferred stock unit will be equal to the number of shares of ICE common stock subject to each such ICE restricted stock unit or ICE deferred stock unit, respectively, immediately prior to the effective time of the ICE merger.

Additionally, at the effective time of the ICE merger, each ICE performance stock award, whether vested or unvested, that is outstanding will cease to represent a performance stock award with respect to shares of ICE common stock and will be converted automatically into an ICE Group performance stock award on substantially the same terms and conditions as applied to such ICE performance award immediately prior to the effective time of the ICE merger. The number of shares of ICE Group common stock subject to each such ICE Group performance stock award shall be equal to the number of shares of ICE common stock subject to the ICE performance stock award immediately prior to the effective time of the ICE merger.

Regulatory Approvals Required for the Mergers (page [    ])

Consummation of the mergers is subject to the receipt of various regulatory approvals, including from the SEC, the U.S. Commodity Futures Trading Commission, the Dutch Minister of Finance (with the advice of the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten) (the “AFM”)) or the AFM on behalf of the Dutch Minister of Finance with respect to various aspects of the transaction, the Dutch Central Bank, the Euronext College of Regulators, the French Banking Regulatory Authority (Autorité de contrôle prudentiel), the French Minister of the Economy, the U.K. Financial Conduct Authority (“FCA”), the Belgian Financial Services and Markets Authority (Autoriteit voor Financiële Diensten en Markten/Autorité des services et marchés financiers), the Belgian Ministry of Finance, the Portuguese Minister of Finance and the Portuguese Commisão do Mercado de Valores Mobiliários. The completion of the mergers is also subject to the receipt of competition and antitrust clearances in the United States and the EU. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (which is referred to in this document as the “HSR Act”), and the rules promulgated thereunder, the mergers may not be completed until notification and report forms have been filed with the Federal Trade Commission, or the FTC, and the Department of Justice, or the DOJ, and the applicable waiting periods have expired. On January 16, 2013, ICE and NYSE Euronext each filed a notification and report form under the HSR Act with the FTC and the DOJ. The waiting period under the HSR Act expired on February 15, 2013. In the EU, the mergers are subject to the merger control jurisdiction of the national competition authorities in Portugal, Spain and the UK. ICE and NYSE Euronext have requested a referral of the mergers to the European Commission pursuant to Article 4(5) of Council Regulation (EC) No. 139/2004 (which is referred to in this document as the “EU Merger Regulation”), such that merger clearance is required from only the European Commission in the EU. ICE and NYSE Euronext submitted the request by means of a reasoned submission (on “Form RS”) to the European Commission on March 18, 2013.

ICE and NYSE Euronext have filed, or are in the process of filing, notices and applications to obtain the necessary regulatory approvals. Although ICE and NYSE Euronext currently believe they should be able to obtain all required regulatory approvals in a timely manner, they cannot be certain when or if they will obtain them or, if obtained, whether they will contain terms, conditions or restrictions not currently contemplated that will be detrimental to or have a material adverse effect on ICE Group or its subsidiaries after the completion of the mergers. The regulatory approvals to which completion of the mergers is subject are described in more detail in the section of this document entitled “The Mergers—Regulatory Approvals Required for the Mergers.”

Appraisal Rights (page [    ])

Section 262 of Delaware law provides holders of shares of NYSE Euronext common stock with the right to dissent from the NYSE Euronext merger and seek appraisal of their shares of NYSE Euronext common stock in accordance with Delaware law. A holder of shares of NYSE Euronext common stock who properly seeks appraisal and complies with the applicable requirements under Delaware law, which is referred to as a dissenting stockholder, will forego the NYSE Euronext merger consideration and instead receive a cash payment equal to the fair value of his, her or its shares of NYSE Euronext common stock in connection with the NYSE Euronext merger. Fair value will be determined by the Delaware Court of Chancery following an appraisal proceeding. Dissenting stockholders will not know the appraised fair value at the time such holders must elect whether to seek appraisal. The ultimate amount dissenting stockholders receive in an appraisal proceeding may be more or less than, or the same as, the amount such holders would have received under the merger agreement. To seek appraisal, a NYSE Euronext stockholder must strictly comply with all of the procedures required under Delaware law, including delivering a written demand for appraisal to NYSE Euronext before the vote is taken on the merger agreement at the NYSE Euronext special meeting, not voting in favor of the NYSE Euronext Merger proposal and continuing to hold its shares of common stock through the effective time of the NYSE Euronext merger. Failure to follow exactly the procedures specified under Delaware law will result in the loss of appraisal rights.

For a further description of the appraisal rights available to NYSE Euronext stockholders and procedures required to exercise appraisal rights, see the section entitled “Appraisal Rights” and the provisions of Delaware law that grant appraisal rights and govern such procedures which are attached as Appendix F to this document. If a NYSE Euronext stockholder holds shares of NYSE Euronext common stock through a bank, brokerage firm or other nominee and the NYSE Euronext stockholder wishes to exercise appraisal rights, such stockholder should consult with such stockholder’s bank, brokerage firm or nominee. In view of the complexity of Delaware law, NYSE Euronext stockholders who may wish to pursue appraisal rights should consult their legal and financial advisors promptly.

ICE stockholders are not entitled to appraisal rights under Delaware law. At the effective time of the ICE merger, each share of ICE common stock owned by an ICE stockholder (other than ICE or Braves Merger Sub) will be converted into the right to receive one share of ICE Group common stock.

Conditions to the Mergers (page [    ])

The obligations of ICE and NYSE Euronext to complete the mergers are each subject to the satisfaction (or waiver by all parties) of the following conditions:

•	approval of the necessary ICE and NYSE Euronext stockholder approvals;

•	absence of any injunction or other legal prohibition or restraint against the mergers;

•	termination or expiration of the waiting period under the HSR Act and receipt of required European competition clearances in Europe;

•	authorization for listing on the New York Stock Exchange of the shares of ICE Group common stock to be issued in the mergers to holders of ICE common stock and NYSE Euronext common stock;

•

the effectiveness of the Registration Statement on Form S-4 of which this document forms a part and the absence of a stop order suspending the effectiveness of the registration statement or proceedings initiated or threatened by the SEC for that purpose;

•	receipt of required regulatory approvals;

•	accuracy of the other party’s representations and warranties in the merger agreement as of the closing date of the mergers, subject to applicable materiality qualifiers;

•	the prior performance by the other party, in all material respects, of its obligations under the merger agreement;

•

receipt of a legal opinion from ICE’s counsel either to the effect that each merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, or, if the NYSE Euronext merger is restructured, to the effect that the ICE merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code; and

•

receipt of a legal opinion from NYSE Euronext’s counsel either to the effect that the NYSE Euronext merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, or, if the NYSE Euronext merger is restructured, to the effect that the mergers, taken together, will qualify as a transaction described in Section 351 of the Internal Revenue Code.

No Solicitation (page [    ])

Under the terms of the merger agreement, NYSE Euronext and ICE have agreed not to initiate, solicit, knowingly encourage, facilitate or induce inquiries, proposals or offers with respect to, or have any discussions with any person relating to, or engage or participate in any negotiations concerning, or provide any confidential information or data to, any person relating to, approve or recommend, or propose publicly to approve or recommend, any acquisition proposal or any letter of intent, agreement in principle, merger agreement, business combination agreement, option agreement or other similar agreement relating to, an acquisition proposal. Notwithstanding these restrictions, the merger agreement provides that if NYSE Euronext receives an unsolicited bona fide written acquisition proposal prior to adoption of the NYSE Euronext Merger proposal, or ICE receives a bona fide written acquisition proposal prior to the approval of the ICE Merger proposal and/or the ICE Group Governance-Related proposals, the party receiving the proposal may engage in discussions or negotiations with, or provide information or data to, the person or entity making the acquisition proposal if and only to the extent that the NYSE Euronext board of directors (in the case of a proposal for NYSE Euronext), or the ICE board of directors (in the case of a proposal for ICE), conclude in good faith, after consultation with outside legal counsel and financial advisors, that:

•	the acquisition proposal is reasonably likely to result in a superior proposal;

•	the failure to take such action would be inconsistent with its fiduciary duties under applicable law;

•

prior to providing any information to any person or entity in connection with the acquisition proposal, the NYSE Euronext board of directors or the ICE board of directors, as applicable, receives from the person or entity making the acquisition proposal an executed confidentiality agreement with confidentiality terms that are no less restrictive, in the aggregate, than those contained in the confidentiality agreement between NYSE Euronext and ICE; and

•	the party receiving the acquisition proposal is not then in material breach of its obligations under the “no solicitation” provisions of the merger agreement.

Change of Recommendation (page [    ])

The NYSE Euronext board of directors is entitled to make no recommendation for the NYSE Euronext merger or to withdraw, modify or qualify its recommendation for the NYSE Euronext merger in a manner that is adverse to either ICE, ICE Group, Braves Merger Sub or Baseball Merger Sub prior to the adoption of the NYSE Euronext Merger proposal, and the ICE board of directors is entitled to make no recommendation for the ICE merger, or to withdraw, modify or qualify its recommendation for the ICE merger in a manner that is adverse to NYSE Euronext prior to the approval of the ICE Merger proposal and/or the ICE Group Governance-Related proposals, if:

•

the change in recommendation is made in response to an unsolicited bona fide written acquisition proposal from a third party, and such board of directors concludes in good faith, after consultation with outside legal counsel and financial advisors, that the acquisition proposal constitutes a superior proposal; or

•

the change in recommendation is not made in response to an acquisition proposal, but in response to, or as a result of, an event, development, occurrence or change in circumstances or facts, occurring or arising after the date of the merger agreement (other than those that are reasonably foreseeable or arising from any action or omission required to be taken or omitted by the merger agreement), which did not exist or was not actually known, appreciated or understood by such board of directors, as of the date of the merger agreement, and such board of directors, after consultation with outside legal counsel, determines in good faith that the failure to make such change in recommendation would be inconsistent with its fiduciary duties under applicable law.

However, during the five-business-day period prior to making the NYSE Euronext Merger proposal change in recommendation or the ICE Merger proposal change in recommendation, as applicable, such party will be required to negotiate in good faith with the other party with respect to any modifications to the terms of the transactions contemplated by the merger agreement that are proposed by the other party, and it will be required to consider any such modifications agreed by the other party in determining whether the third party’s acquisition proposal still constitutes a superior proposal, and, in the event of any amendment to the financial or other material terms of such acquisition proposal determined to be a superior proposal, the negotiation period will be extended by an additional three business days.

Termination; Termination Fees (page [    ])

ICE and NYSE Euronext may mutually agree at any time to terminate the merger agreement prior to the effective time of the NYSE Euronext merger, even if the NYSE Euronext stockholders have adopted the merger agreement and the ICE stockholders have adopted the merger agreement and approved the related governance proposals, with the approval of the ICE board of directors and the NYSE Euronext board of directors. Either NYSE Euronext or ICE may also terminate the merger agreement at any time prior to the effective time of the mergers in various additional circumstances, including, but not limited to, failure to consummate the mergers by December 31, 2013 (subject to extension to March 31, 2014 by either party in certain circumstances), failure to obtain the necessary NYSE Euronext or ICE stockholder approvals, failure to obtain a necessary governmental or competition approval, an order permanently prohibiting the mergers becomes final and non-appealable, the ICE board of directors changes its recommendation in favor of the ICE Merger proposal or the ICE Group Governance-Related proposals, the NYSE Euronext board of directors changes its recommendation in favor of the NYSE Euronext Merger proposal and/or upon the breach by the other party of certain of its obligations under the merger agreement.

Termination Fees Payable by NYSE Euronext

Subject to certain limitations, NYSE Euronext is required to pay ICE a termination fee of $300 million if:

•	an acquisition proposal is made for NYSE Euronext after the date of the merger agreement and prior to the NYSE Euronext stockholders meeting, and either (i) ICE terminates the merger agreement because the NYSE Euronext board of directors has changed its recommendation or because NYSE Euronext has failed to perform in any material respect certain of its obligations under the merger agreement or (ii) NYSE Euronext or ICE terminates the merger agreement because NYSE Euronext fails to receive the necessary NYSE Euronext stockholder approval and the NYSE Euronext board of directors has changed its recommendation; or

•

an acquisition proposal is made for NYSE Euronext after the date of the merger agreement and prior to the NYSE Euronext stockholders meeting, the NYSE Euronext stockholders do not approve the NYSE Euronext Merger proposal, NYSE Euronext or ICE terminates the merger agreement because NYSE Euronext failed to receive the necessary NYSE Euronext stockholder approval, and, within nine months of such termination of the merger agreement, NYSE Euronext engages in an alternative transaction with a third party involving 50% or more of NYSE Euronext’s equity, assets or revenues.

Under other circumstances, NYSE Euronext is required to pay ICE a termination fee of:

•

$450 million, if the NYSE Euronext board of directors determines to make a change of recommendation not in response to an acquisition proposal, but in response to, or as a result of, an intervening event arising after the date of the merger agreement; or

•

$100 million, if the merger agreement is terminated due to the failure of NYSE Euronext stockholders to approve the NYSE Euronext Merger proposal (other than in cases where the merger agreement is terminated and NYSE Euronext must pay any of the other termination fees).

Termination Fees Payable by ICE

Subject to certain limitations set forth in the merger agreement, ICE is required to pay NYSE Euronext a termination fee of $300 million if:

•

an acquisition proposal is made for ICE after the date of the merger agreement and prior to the ICE stockholders meeting, and either (i) NYSE Euronext terminates the merger agreement because the ICE board of directors has changed its recommendation or because ICE has failed to perform in any material respect certain of its obligations under the merger agreement or (ii) NYSE Euronext or ICE terminates the merger agreement because ICE fails to receive the necessary ICE stockholder approval and the ICE board of directors has changed its recommendation; or

•

an acquisition proposal is made for ICE after the date of the merger agreement and prior to the ICE stockholders meeting, ICE fails to receive the necessary ICE stockholder approval, either NYSE Euronext or ICE terminates the merger agreement because ICE failed to receive the necessary ICE stockholder approval, and, within nine months of such termination of the merger agreement, ICE engages in an alternative transaction with a third party involving 50% or more of ICE’s equity, assets or revenues.

Under other circumstances, ICE is required to pay NYSE Euronext a termination fee of:

•

$450 million, if NYSE Euronext terminates the merger agreement because the ICE board of directors determines to make a change of recommendation not in response to an acquisition proposal, but in response to, or as a result of, an intervening event arising after the date of the merger agreement;

•	$750 million, if there is a failure to receive a required governmental or competition approval or either a law or final and non-appealable order that prohibits the merger; or

•

$100 million, if the merger is terminated due to the failure of ICE stockholders to adopt the merger agreement and/or approve the related governance proposals (other than in cases where the merger agreement is terminated and ICE must pay any of the other termination fees).

Litigation Related to the NYSE Euronext Merger (page [    ])

Since the announcement of the transaction on December 20, 2012, 12 putative stockholder class action complaints have been filed in New York and Delaware courts against NYSE Euronext, the members of its board of directors, ICE and, in some cases, Baseball Merger Sub challenging the proposed combination. The actions allege that members of the NYSE Euronext board of directors breached their fiduciary duties by agreeing to a merger agreement that undervalues NYSE Euronext. Among other remedies, the plaintiffs seek to enjoin the combination. ICE and NYSE Euronext believe the allegations in the complaints are without merit, and intend to defend them vigorously. See “Litigation Related to the Mergers.”

Accounting Treatment (page [    ])

ICE prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The mergers will be accounted for by applying the acquisition method of accounting for business combinations with ICE treated as the acquirer. See “The Mergers—Accounting Treatment.”

Material United States Federal Income Tax Consequences of the Mergers (page [    ])

The obligation of ICE to complete the mergers is conditioned upon the receipt of a legal opinion from its counsel to the effect that each merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. Additionally, the obligation of NYSE Euronext to complete the NYSE Euronext merger is conditioned upon the receipt of a legal opinion from its counsel to the effect that the NYSE Euronext merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. In the event that legal counsel to either ICE or NYSE Euronext is unable to render the legal opinion described above with respect to the NYSE Euronext merger, the NYSE Euronext merger will be restructured and the obligation of each of ICE and NYSE Euronext to complete the mergers will be conditioned upon the receipt of alternative opinions from their respective counsel, as discussed further in “Material United States Federal Income Tax Consequences of the Mergers” beginning on page [    ].

Assuming the receipt and accuracy of the opinions described above, U.S. holders of ICE common stock will not recognize gain or loss for U.S. federal income tax purposes upon the receipt of ICE Group common stock in exchange for ICE common stock pursuant to the ICE merger and the U.S. federal income tax consequences of the NYSE Euronext merger (or, in the event the NYSE Euronext merger is restructured, the NYSE Euronext merger and the ICE merger, taken together) to U.S. holders of NYSE Euronext common stock are as follows:

•

If you receive solely shares of ICE Group common stock (and no cash other than cash received instead of a fractional share of ICE Group common stock) in exchange for your NYSE Euronext common stock, then you generally will not recognize any gain or loss, except with respect to cash received instead of a fractional share of ICE Group common stock.

•

If you receive solely cash, you generally will recognize gain or loss equal to the difference between the amount of cash you receive and your tax basis in your NYSE Euronext common stock. Generally, any gain recognized upon the exchange will be capital gain, and any such capital gain will be long-term capital gain if you have established a holding period of more than one year for your shares of NYSE Euronext common stock.

•

If you receive a combination of ICE Group common stock and cash (other than cash received instead of a fractional share of ICE Group common stock), in exchange for your NYSE Euronext common stock, you generally will recognize gain, but not loss, upon the exchange of your shares of NYSE Euronext common stock for shares of ICE Group common stock and cash. If the sum of the fair market value of the ICE Group common stock and the amount of cash you receive in exchange for your shares of NYSE Euronext common stock exceeds the tax basis of your shares of NYSE Euronext common stock, you generally will recognize taxable gain equal to the lesser of the amount of such excess or the amount of cash you receive in the exchange. Generally, any gain recognized upon the exchange will be capital gain, and any such capital gain will be long-term capital gain if you have established a holding period of more than one year for your shares of NYSE Euronext common stock.

Any gain recognized could also be subject to the additional 3.8% Medicare tax on net investment income, depending on your individual circumstances.

For a more detailed discussion of the material United States federal income tax consequences of the mergers, see “Material United States Federal Income Tax Consequences of the Mergers” beginning on page [    ].

The tax consequences of the mergers to any particular stockholder will depend on that stockholder’s particular facts and circumstances. Accordingly, please consult your tax advisor to determine the tax consequences to you from the mergers.

Comparison of Stockholders’ Rights (page [    ])

The rights of ICE and NYSE Euronext stockholders who continue as ICE Group stockholders after the mergers will be governed by the certificate of incorporation and bylaws of ICE Group rather than by the certificate of incorporation and bylaws of ICE and NYSE Euronext, respectively. As a result, these ICE and NYSE Euronext stockholders will have different rights once they become stockholders of ICE Group due to the differences in the governing documents of NYSE Euronext, ICE and ICE Group. ICE Group’s certificate of incorporation in effect upon the completion of the mergers will include limitations on voting and ownership of ICE Group common stock comparable to the voting and ownership limitations included in the current certificate of incorporation of NYSE Euronext. No voting and stock ownership limitations are currently in ICE’s certificate of incorporation. ICE Group’s certificate of incorporation and bylaws in effect upon the completion of the mergers will include provisions related to certain powers of the board and provisions that describe certain considerations the board of directors may consider in taking any action, but, unlike the current NYSE Euronext governance documents, will not impose requirements as to minimum European and maximum U.S. directors. The ICE Group certificate of incorporation and bylaws will include regulatory approval requirements with respect to amendments of the ICE Group certificate of incorporation and bylaws, approvals required for extraordinary transactions, including mergers and certain large asset sales, and a provision that calls for ICE Group to submit to the jurisdiction of the SEC and European regulatory authorities. The provisions of ICE Group’s amended and restated certificate of incorporation and amended and restated bylaws, including the terms of the shares of ICE Group common stock, will become applicable to the ICE and NYSE Euronext stockholders who continue as ICE Group stockholders as a result of the mergers regardless of whether they vote in favor of the ICE Merger proposal, any of the ICE Group Governance-Related proposals, or the NYSE Euronext Merger proposal, as applicable. The completion of the mergers is conditioned on the approval by ICE stockholders of the ICE Merger proposal and each of the ICE Group Governance-Related proposals, and by the NYSE Euronext stockholders of the NYSE Euronext Merger proposal. For a more complete description of these differences, see “Comparison of Stockholders’ Rights.”

The Parties (page [    ])

IntercontinentalExchange, Inc.

2100 RiverEdge Parkway

Suite 500

Atlanta, Georgia 30328

Phone: (770) 857-4700

IntercontinentalExchange, Inc. is a leading operator of regulated exchanges and clearing houses serving the risk management needs of global markets for agricultural, credit, currency, emissions, energy and equity index products. ICE serves customers in more than 70 countries and ICE was organized on May 8, 2000.

IntercontinentalExchange Group, Inc.

c/o IntercontinentalExchange, Inc.

2100 RiverEdge Parkway

Suite 500

Atlanta, Georgia 30328

Phone: (770) 857-4700

IntercontinentalExchange Group, Inc. is a Delaware corporation and a direct, wholly owned subsidiary of ICE. ICE Group was organized on March 6, 2013, solely for the purpose of effecting the mergers. Upon completion of the mergers, ICE and NYSE Euronext will each become wholly owned subsidiaries of ICE Group and ICE Group will continue as a holding company. As a result of the transactions contemplated by the merger agreement, ICE Group will become a publicly traded corporation, and former ICE and NYSE Euronext stockholders will own stock in ICE Group.

NYSE Euronext

11 Wall Street

New York, New York 10005

Phone: (212) 656-3000

NYSE Euronext, a Delaware corporation organized on May 22, 2006, is a holding company that, through its subsidiaries, operates the following securities exchanges: the New York Stock Exchange LLC, NYSE Arca, Inc. and NYSE MKT LLC in the United States and the European-based exchanges that comprise Euronext N.V. and its subsidiaries—the London, Paris, Amsterdam, Brussels and Lisbon stock exchanges, as well as the derivatives markets in London, Paris, Amsterdam, Brussels and Lisbon, and the United States futures market, NYSE Liffe US, LLC. NYSE Euronext is a global markets operator and provider of securities listing, trading, market data products, and software and technology services.

Braves Merger Sub

c/o IntercontinentalExchange, Inc.

2100 RiverEdge Parkway

Suite 500

Atlanta, Georgia 30328

Phone: (770) 857-4700

Braves Merger Sub, whose legal name is Braves Merger Sub, Inc., is a Delaware corporation, an indirect subsidiary of ICE and a direct, wholly owned subsidiary of ICE Group. Upon the completion of the ICE merger, Braves Merger Sub will cease to exist. Braves Merger Sub was formed on March 6, 2013 for the sole purpose of effecting the ICE merger.

Baseball Merger Sub

c/o IntercontinentalExchange, Inc.

2100 RiverEdge Parkway

Suite 500

Atlanta, Georgia 30328

Phone: (770) 857-4700

Baseball Merger Sub, whose legal name is Baseball Merger Sub, LLC, is a Delaware limited liability company, an indirect subsidiary of ICE and a direct, wholly owned subsidiary of ICE Group. Upon the completion of the NYSE Euronext merger, Baseball Merger Sub will continue to exist as a direct, wholly owned subsidiary of ICE Group, unless the NYSE Euronext merger is restructured such that Baseball Merger Sub will merge with and into NYSE Euronext in which case NYSE Euronext will continue to exist as a direct, wholly owned subsidiary of ICE Group. Baseball Merger Sub was formed on December 12, 2012 for the sole purpose of effecting the NYSE Euronext merger.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

Selected Historical Consolidated Financial Data of ICE

The following tables present ICE’s selected historical consolidated financial data as of and for the dates and periods indicated. The following consolidated statement of income data for the years ended December 31, 2012, 2011, and 2010 and the consolidated balance sheet data as of December 31, 2012 and 2011 have been derived from the audited consolidated financial statements of ICE contained in its Annual Report on Form 10-K for the year ended December 31, 2012, which is incorporated into this document by reference. The consolidated statement of income data for the years ended December 31, 2009 and 2008 and the consolidated balance sheet data as of December 31, 2010, 2009 and 2008 have been derived from ICE’s audited consolidated financial statements for such years, which have not been incorporated into this document by reference.

The following information is only a summary and is not necessarily indicative of the results of future operations of ICE or the combined company. You should read this selected historical consolidated financial data together with ICE’s consolidated financial statements that are incorporated by reference into this document and their accompanying notes and management’s discussion and analysis of financial condition and results of operations contained in such reports.

	Year Ended December 31,
	2012(1)	2011(1)	2010(1)	2009(1)	2008(1)
	(In thousands, except for per share data)
Consolidated Statements of Income Data
Revenues:
Transaction and clearing fees, net	$1,185,195	$1,176,367	$1,023,454	$884,473	$693,229
Market data fees	146,789	124,956	109,175	101,684	102,944
Other	30,981	26,168	17,315	8,631	16,905

Total Revenues	1,362,965	1,327,491	1,149,944	994,788	813,078

Operating Expenses:
Compensation and benefits	251,152	250,601	236,649	235,677	159,792
Technology and communications	45,764	47,875	44,506	38,277	27,473
Professional services	33,145	34,831	32,597	35,557	29,705
Rent and occupancy	19,329	19,066	17,024	20,590	14,830
Acquisition-related transaction costs	19,359	15,624	9,996	6,139	—
Selling, general and administrative	36,699	34,180	35,644	34,067	25,476
Depreciation and amortization	130,502	132,252	121,209	111,357	62,247

Total operating expenses	535,950	534,429	497,625	481,664	319,523

Operating income	827,015	793,062	652,319	513,124	493,555
Other expense, net(2)	37,323	33,053	42,846	19,635	19,354

Income before income taxes	789,692	760,009	609,473	493,489	474,201
Income tax expense	227,955	238,268	201,706	179,335	173,229

Net income	$561,737	$521,741	$407,767	$314,154	$300,972

Net (income) loss attributable to noncontrolling interest	(10,161)	(12,068)	(9,469)	1,834	—

Net income attributable to IntercontinentalExchange, Inc.	$551,576	$509,673	$398,298	$315,988	$300,972

Earnings per share attributable to IntercontinentalExchange, Inc. common shareholders:
Basic	$7.59	$6.97	$5.41	$4.33	$4.23

Diluted	$7.52	$6.90	$5.35	$4.27	$4.17

Weighted average common shares outstanding:
Basic	72,712	73,145	73,624	72,985	71,184

Diluted	73,366	73,895	74,476	74,090	72,164

	As of December 31,
	2012	2011	2010	2009	2008
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$1,612,195	$822,949	$621,792	$552,465	$283,522
Short-term and long-term investments	391,345	451,136	1,999	25,497	6,484
Margin deposits and guaranty fund assets(3)	31,882,493	31,555,831	22,712,281	18,690,238	12,117,820
Total current assets	33,750,087	32,605,391	23,575,778	19,459,851	12,552,588
Property and equipment, net	143,392	130,962	94,503	91,735	88,952
Goodwill and other intangible assets, net	2,736,937	2,757,358	2,806,873	2,168,291	2,163,671
Total assets	37,214,842	36,147,864	26,642,259	21,884,875	14,959,581
Margin deposits and guaranty fund liabilities(3)	31,822,493	31,555,831	22,712,281	18,690,238	12,117,820
Total current liabilities	32,245,697	31,800,314	23,127,384	18,967,832	12,311,642
Current and long-term debt	1,132,500	887,500	578,500	307,500	379,375
Equity	3,676,558	3,162,341	2,816,765	2,433,647	2,012,180

(1)	ICE acquired several companies during the periods presented and has included the financial results of these companies in its consolidated financial statements effective from the respective acquisition dates. Refer to ICE’s consolidated financial statements and related notes in its Annual Report on Form 10-K for the year ended December 31, 2012, which is incorporated into this document by reference, for more information on some of these acquired businesses.
(2)	The financial results for the years ended December 31, 2012, 2011, 2010, 2009 and 2008 include $33.5 million, $28.4 million, $25.1 million, $16.8 million and $13.2 million, respectively, in interest expense on outstanding indebtedness. The financial results for the year ended December 31, 2010 include a loss of $15.1 million on a foreign currency hedge relating to the pounds sterling cash consideration paid to acquire Climate Exchange plc. The financial results for the years ended December 31, 2009 and 2008 include impairment losses of $9.3 million and $15.7 million, respectively, relating to the cost method investment in National Commodity and Derivatives Exchange Ltd. The financial results for the year ended December 31, 2009 include a net gain of $11.1 million relating to the sale of LCH.Clearnet Ltd. shares, partially offset by adjustments to various other cost method investments. Refer to ICE’s consolidated financial statements and related notes in its Annual Report on Form 10-K for the year ended December 31, 2012, which is incorporated into this document by reference, for more information on some of these items.
(3)	Clearing members of ICE’s clearing houses are required to deposit original margin and variation margin and to make deposits to a guaranty fund. The cash deposits made to these margin accounts and to the guaranty fund are recorded in the consolidated balance sheets as current assets with corresponding current liabilities to the clearing members that deposited them. ICE Clear Europe began clearing contracts in November 2008 upon the transition of clearing from LCH.Clearnet Ltd. and ICE Clear Credit began to clear credit default swap contracts in March 2009. Refer to ICE’s consolidated financial statements and related notes in its Annual Report on Form 10-K for the year ended December 31, 2012, which is incorporated into this document by reference, for more information on these items.

Selected Historical Consolidated Financial Data of NYSE Euronext

The following tables present NYSE Euronext’s selected historical consolidated financial data as of and for the dates and periods indicated. The following consolidated statement of income data for the years ended December 31, 2012, 2011 and 2010 and the consolidated balance sheet data as of December 31, 2012 and 2011 have been derived from the audited consolidated financial statements of NYSE Euronext contained in its Annual Report on Form 10-K for the year ended December 31, 2012, which is incorporated into this document by reference. The consolidated statement of income data for the years ended December 31, 2009 and 2008 and the consolidated balance sheet data as of December 31, 2010, 2009 and 2008 have been derived from NYSE Euronext’s audited consolidated financial statements for such years, which have not been incorporated into this document by reference.

The following information is only a summary and is not necessarily indicative of the results of future operations of NYSE Euronext or the combined company. You should read this selected historical consolidated financial data together with NYSE Euronext’s consolidated financial statements that are incorporated by reference into this document and their accompanying notes and management’s discussion and analysis of financial condition and results of operations contained in such reports.

	Year Ended December 31,
	2012	2011	2010	2009	2008
	(In thousands, except per share data)
Consolidated Statements of Income Data
Revenues:
Transaction and clearing fees	$2,393,000	$3,162,000	$3,128,000	$3,427,000	$3,536,000
Market data	348,000	371,000	373,000	403,000	428,000
Listing	448,000	446,000	422,000	407,000	395,000
Technology services	341,000	358,000	318,000	223,000	159,000
Other revenues	219,000	215,000	184,000	224,000	184,000

Total revenues	3,749,000	4,552,000	4,425,000	4,684,000	4,702,000
Transaction-based expenses:
Section 31 fees	301,000	371,000	315,000	388,000	229,000
Liquidity payments, routing and clearing	1,124,000	1,509,000	1,599,000	1,818,000	1,592,000

Total revenues, less transaction-based expenses	2,324,000	2,672,000	2,511,000	2,478,000	2,881,000

Other operating expenses:
Compensation	601,000	638,000	613,000	649,000	664,000
Depreciation and amortization	260,000	280,000	281,000	266,000	253,000
Systems and communication	176,000	188,000	206,000	225,000	317,000
Professional services	299,000	299,000	282,000	223,000	163,000
Impairment charges(1)	—	—	—	—	1,590,000
Selling, general and administrative	245,000	303,000	296,000	313,000	305,000
Merger expenses and exit costs	134,000	114,000	88,000	516,000	177,000

Total other operating expenses	1,715,000	1,822,000	1,766,000	2,192,000	3,469,000

Operating income (loss) from continuing operations	609,000	850,000	745,000	286,000	(588,000)
Net interest and investment (loss) income	(136,000)	(116,000)	(108,000)	(111,000)	(99,000)
Other (loss) income	(3,000)	(9,000)	49,000	30,000	42,000

Income (loss) from continuing operations before income tax (provision) benefit	470,000	725,000	686,000	205,000	(645,000)
Income tax (provision) benefit	(105,000)	(122,000)	(128,000)	7,000	(95,000)

Income (loss) from continuing operations	365,000	603,000	558,000	212,000	(740,000)
Income from discontinued operations, net of tax(2)	—	—	—	—	7,000

Net income (loss)	$365,000	$603,000	$558,000	$212,000	$(733,000)

Net (income) loss attributable to noncontrolling interest	(17,000)	16,000	19,000	7,000	(5,000)

Net income (loss) attributable to NYSE Euronext	$348,000	$619,000	$577,000	$219,000	$(738,000)

Basic earnings (loss) per share attributable to NYSE Euronext:
Continuing operations	$1.39	$2.37	$2.21	$0.84	$(2.81)
Discontinued operations	$—	$—	$—	$—	$0.03

Total	$1.39	$2.37	$2.21	$0.84	$(2.78)

Diluted earnings (loss) per share attributable to NYSE Euronext:
Continuing operations	$1.39	$2.36	$2.20	$0.84	$(2.81)
Discontinued operations	$—	$—	$—	$—	$0.03

Total	$1.39	$2.36	$2.20	$0.84	$(2.78)

Basic weighted average common shares outstanding	250,000	261,000	261,000	260,000	265,000
Diluted weighted average common shares outstanding	250,000	263,000	262,000	261,000	265,000
Dividends per share	$1.20	$1.20	$1.20	$1.20	$1.15

	As of December 31,
	2012	2011	2010	2009	2008
	(In thousands)
Consolidated Balance Sheet Data:
Current assets	$1,008,000	$1,189,000	$1,174,000	$1,520,000	$2,026,000
Total assets	12,556,000	13,107,000	13,378,000	14,382,000	13,948,000
Current liabilities	1,416,000	1,184,000	1,454,000	2,149,000	2,582,000
Working capital	(408,000)	5,000	(280,000)	(629,000)	(556,000)
Long-term liabilities(3)	2,442,000	2,954,000	3,006,000	3,132,000	3,005,000
Long-term debt	2,055,000	2,036,000	2,074,000	2,166,000	1,787,000
NYSE Euronext stockholders’ equity	6,345,000	6,581,000	6,796,000	6,871,000	6,556,000

(1)	In 2008, NYSE Euronext recorded a $1,590 million impairment charge primarily in connection with the write-down of goodwill allocated to its Cash Trading and Listings reporting unit ($1,003 million) and the national securities exchange registration of its Cash Trading and Listings reporting unit ($522 million) to their estimated fair value. This charge reflected adverse economic and equity market conditions which caused a material decline in industry market multiples, and lower estimated future cash flows of its European reporting unit within its Cash Trading and Listings business segment as a result of increased competition which has caused a decline in NYSE Euronext’s market share of cash trading in Europe, as well as pricing pressures following the November 2007 introduction of the Markets Financial Instruments Directive.
(2)	The operations of GL Trade, which were sold on October 1, 2008, are reflected as discontinued.
(3)	Represents liabilities due after one year, including deferred income taxes, accrued employee benefits, and deferred revenue.

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED

CONSOLIDATED FINANCIAL DATA

The following table presents selected unaudited pro forma condensed combined financial information about ICE’s consolidated statements of income and balance sheet, after giving effect to the acquisition of NYSE Euronext. The information under “Consolidated Statements of Income Data” in the table below gives effect to the mergers as if they had been consummated on January 1, 2012, the beginning of the earliest period presented. The information under “Consolidated Balance Sheet Data” in the table below assumes the mergers had been consummated on December 31, 2012. This unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting with ICE considered the acquirer of NYSE Euronext. See “The Mergers—Accounting Treatment.”

As of the date of this joint proxy statement/prospectus, ICE has not completed the detailed valuation studies necessary to arrive at the required estimates of the fair value of NYSE Euronext’s assets to be acquired and the liabilities to be assumed and the related allocations of purchase price, nor has it identified all adjustments necessary to conform NYSE Euronext’s accounting policies to ICE’s accounting policies. A final determination of the fair value of ICE’s assets and liabilities will be based on the actual net tangible and intangible assets and liabilities of NYSE Euronext that exist as of the date of completion of the mergers and, therefore, cannot be made prior to the completion of the transaction. Additionally, the value of the NYSE Euronext merger consideration to be paid to NYSE Euronext stockholders will be determined based on the trading price of ICE common stock at the time of the completion of the mergers. Accordingly, the pro forma purchase price adjustments are preliminary and are subject to further adjustments as additional information becomes available and as additional analyses are performed. The preliminary pro forma purchase price adjustments have been made solely for the purpose of providing the information presented below. ICE estimated the fair value of NYSE Euronext’s assets and liabilities based on discussions with NYSE Euronext’s management, preliminary valuation studies, due diligence and information presented in public filings. Until the mergers are completed, both companies are limited in their ability to share certain information. Upon completion of the mergers, final valuations will be performed. Increases or decreases in the fair value of relevant balance sheet amounts will result in adjustments to the balance sheet and/or statements of income. There can be no assurance that such finalization will not result in material changes.

The information presented below should be read in conjunction with the historical consolidated financial statements and related notes of ICE and NYSE Euronext filed by each with the SEC, and incorporated by reference in this document, and with the unaudited pro forma condensed combined financial statements of ICE and NYSE Euronext, including the related notes, appearing elsewhere in this document under “Unaudited Pro Forma Condensed Combined Financial Statements.” The unaudited pro forma condensed combined financial statements are presented for illustrative purposes only and are not necessarily indicative of results that actually would have occurred or that may occur in the future had the mergers been completed on the dates indicated, or the future operating results or financial position of the combined company following the mergers. Future results may vary significantly from the results reflected because of various factors, including those discussed under the heading “Risk Factors” beginning on page [    ].

Year Ended December 31, 2012
(In thousands, except per share data)
Consolidated Statements of Income Data:
Total revenues, less transaction-based expenses	$3,597,812
Total operating expenses	$2,232,523
Total operating income	$1,365,289
Net income attributable to the combined company	$857,680
Earnings per share:
Basic	$7.47
Diluted	$7.42

As of December 31, 2012
(In thousands)
Consolidated Balance Sheet Data:
Unrestricted cash and cash equivalents	$755,532
Long-term investments	$915,345
Total assets	$52,938,348
Total current and long-term debt	$5,579,461
Total equity	$10,383,779

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE FINANCIAL DATA

Presented below are ICE’s and NYSE Euronext’s historical per share data for the year ended December 31, 2012 and unaudited pro forma combined per share data for the year ended December 31, 2012. Except for the historical information as of and for the year ended December 31, 2012, the information provided in the table below is unaudited. This information should be read together with the historical consolidated financial statements and related notes of ICE and NYSE Euronext filed by each with the SEC, and incorporated by reference in this document, and with the unaudited pro forma condensed combined financial statements included under “Unaudited Pro Forma Condensed Combined Financial Statements.”

The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the mergers had been completed as of the beginning of the periods presented, nor is it necessarily indicative of the future operating results or financial position of the combined company. The pro forma information, although helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the benefits of expected cost savings, opportunities to earn additional revenue, the impact of restructuring, or other factors that may result as a consequence of the mergers and, accordingly, does not attempt to predict or suggest future results.

The historical book value per share is computed by dividing shareholders’ equity by the number of shares of common stock outstanding at the end of the period. The pro forma income per share of the combined company is computed by dividing the pro forma income by the pro forma weighted average number of shares outstanding. The pro forma book value per share of the combined company is computed by dividing total pro forma stockholders’ equity by the pro forma number of shares of common stock outstanding at the end of the period. The pro forma book value per share of the combined company is computed as if the mergers had been completed on December 31, 2012.

	Year Ended December 31, 2012
ICE Historical Data:
Net income per basic share		$7.59
Net income per diluted share		$7.52
Cash dividends declared per share		$—
Net book value per share		$50.27

NYSE Euronext Historical Data:
Net income per basic share		$1.39
Net income per diluted share		$1.39
Cash dividends declared per share		$1.20
Net book value per share		$26.22

Pro Forma Combined Data:
Net income per basic share		$7.47
Net income per diluted share		$7.42
Cash dividends declared per share		$2.60
Net book value per share	$	N/A

Pro Forma Combined Equivalent Data:(1)
Net income per basic share		$1.27
Net income per diluted share		$1.26
Cash dividends declared per share		$0.44
Net book value per share	$	N/A

(1)	Determined using the pro forma per share data multiplied by 0.1703 (the proposed ratio of a NYSE Euronext share for an ICE Group share).

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

The table below sets forth, for the calendar quarters indicated, the high and low sales prices per share, as well as the dividend paid per share, of ICE common stock, which trades on the New York Stock Exchange under the symbol “ICE,” and NYSE Euronext common stock, which is dually listed and trades on the New York Stock Exchange and Euronext Paris under the symbol “NYX.”

	ICE Common Stock						NYSE Euronext Common Stock
	High		Low		Dividend		High		Low		Dividend
2011
First Quarter		$135.38		$112.13		$0.00		$39.99		$30.08		$0.30
Second Quarter		$126.67		$112.20		$0.00		$41.60		$31.86		$0.30
Third Quarter		$131.72		$102.57		$0.00		$35.49		$23.24		$0.30
Fourth Quarter		$132.89		$113.00		$0.00		$28.92		$21.80		$0.30
2012
First Quarter		$142.75		$110.67		$0.00		$31.25		$26.24		$0.30
Second Quarter		$139.56		$117.82		$0.00		$30.93		$23.31		$0.30
Third Quarter		$141.77		$126.22		$0.00		$26.95		$24.07		$0.30
Fourth Quarter		$135.40		$122.72		$0.00		$33.38		$22.25		$0.30
2013
First Quarter		$163.07		$124.92		$0.00		$38.64		$31.87		$0.30
Second Quarter (through April [ ], 2013)	$	[ ]	$	[ ]	$	[ ]	$	[ ]	$	[ ]	$	[ ]

On December 19, 2012, the last trading day before the public announcement of the signing of the merger agreement, the closing sale price per share of ICE common stock on the New York Stock Exchange was $128.31 and the closing sale price per share of NYSE Euronext common stock on the New York Stock Exchange was $24.05. On April 2, 2013, the latest practicable date before the date of this document, the last sales price per share of ICE common stock on the New York Stock Exchange was $161.48 and the last sales price per share of NYSE Euronext common stock on the New York Stock Exchange was $38.39.

Under the terms of the merger agreement, the transaction is currently valued at $38.77 per NYSE Euronext share, based on the closing price per share of ICE’s common stock on April 2, 2013. In the NYSE Euronext merger, each share of NYSE Euronext common stock owned by a NYSE Euronext stockholder (except for excluded shares and dissenting shares) will be converted into the right to receive 0.1703 of a share of ICE Group common stock and $11.27 in cash. In lieu of receiving the standard election amount, NYSE Euronext stockholders will also have the right to make either a cash election to receive $33.12 in cash, or a stock election to receive 0.2581 of a share of ICE Group common stock, for each of their NYSE Euronext shares. Both the cash election and the stock election are subject to the proration and adjustment procedures to ensure that the total amount of cash paid, and the total number of shares of ICE Group common stock issued, in the merger to the NYSE Euronext stockholders, as a whole, will be equal to the total amount of cash and number of shares that would have been paid and issued if all of the NYSE Euronext stockholders received the standard election amount, representing maximum cash consideration of approximately $2.7 billion and a maximum aggregate number of ICE Group common shares of approximately 42.4 million. Although the exchange ratio is fixed, the value of a share of ICE common stock will fluctuate until the mergers are consummated. As a result, the value of the stock consideration NYSE Euronext stockholders will receive upon completion of the NYSE Euronext merger will depend on the market price of ICE common stock at the time of the NYSE Euronext merger.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus and the documents incorporated by reference into this joint proxy statement/prospectus contain “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time and may include statements regarding the period following the completion of the mergers. In some cases, you can identify forward-looking statements by words such as “may,” “hope,” “might,” “can,” “could,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” and the negative of these terms and other comparable terminology. These forward-looking statements may include projections of ICE Group’s, ICE’s and NYSE Euronext’s future financial performance based on their growth strategies and anticipated trends in their businesses and industries. These statements are only predictions based on ICE Group’s, ICE’s and NYSE Euronext’s current expectations and projections about future events. There are important factors that could cause ICE Group’s, ICE’s and NYSE Euronext’s actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the numerous risks and uncertainties described in the section entitled “Risk Factors” beginning on page [    ].

The risks and uncertainties enumerated in the “Risk Factors” section of this document are not exhaustive. Other sections of this joint proxy statement/prospectus describe additional factors that could adversely impact ICE Group’s, ICE’s and NYSE Euronext’s business and financial performance. Moreover, ICE and NYSE Euronext operates, and ICE Group will operate, in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible to predict all risks and uncertainties, nor can ICE Group, ICE or NYSE Euronext assess the impact that these factors will have on ICE Group’s, ICE’s or NYSE Euronext’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Although ICE Group, ICE and NYSE Euronext believe the expectations reflected in the forward-looking statements are reasonable, they cannot guarantee future results, level of activity, performance or achievements. You should not rely upon forward-looking statements as predictions of future events. ICE Group, ICE and NYSE Euronext caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those expressed in or implied by the forward-looking statements. Except to the extent required by applicable law, none of ICE Group, ICE nor NYSE Euronext has a duty, or makes any commitment, to revise or update any forward-looking statements after the date of this joint proxy statement/prospectus in order to conform prior statements to reflect actual results or revised expectations or circumstances after the date any such statements are made.

Forward-looking statements include, but are not limited to, statements about: the benefits of the proposed mergers involving ICE Group, ICE and NYSE Euronext, including future financial results; ICE Group’s, ICE’s and NYSE Euronext’s plans, objectives, expectations and intentions; the expected timing of completion of the proposed mergers involving ICE Group, ICE and NYSE Euronext; assumed future results of operations and operating cash flows; strategies and investment policies; financing plans and the availability of capital; potential growth opportunities available to ICE Group, ICE or NYSE Euronext; the risks associated with potential acquisitions or alliances; the recruitment and retention of officers and employees; expected levels of compensation; potential operating performance, achievements, productivity improvements, efficiency and cost reduction efforts; the likelihood of success and impact of litigation; protection or enforcement of intellectual property rights; the expectation with respect to securities markets and general economic conditions; the ability to keep up with rapid technological change; the effects of competition; and the impact of future legislation and regulatory changes.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in ICE Group’s, ICE’s and NYSE Euronext’s filings with the SEC. These risks and uncertainties include, without limitation, the following:

•	the inability to close the mergers in a timely manner;

•

the inability to complete the mergers due to the failure of ICE or NYSE Euronext stockholders to approve the ICE or NYSE Euronext Merger proposals, respectively, or failure of ICE stockholders to approve the ICE Group Governance-Related proposals;

•	the failure to satisfy other conditions to completion of the mergers, including receipt of required regulatory and other approvals;

•	the failure of the mergers to close for any other reason;

•	the possibility that any of the anticipated benefits of the mergers will not be realized;

•	the risk that integration of NYSE Euronext’s operations with those of ICE will be materially delayed or will be more costly or difficult than expected;

•	the challenges of integrating and retaining key employees;

•	the effect of the announcement of the mergers on ICE’s, NYSE Euronext’s or the combined company’s respective business relationships, operating results and business generally;

•	the possibility that the anticipated synergies and cost savings of the mergers will not be realized, or will not be realized within the expected time period;

•	the possibility that the mergers may be more costly to complete than anticipated, including as a result of unexpected factors or events;

•	diversion of management’s attention from ongoing business operations and opportunities;

•	general competitive, economic, political and market conditions and fluctuations;

•

actions taken or conditions imposed by the United States and foreign governments or regulatory authorities or changes to regulations that impact the business of ICE, NYSE Euronext or the combined company; and

•	adverse outcomes of pending or threatened litigation or government investigations.

In addition, you should carefully consider the risks and uncertainties and other factors that may affect future results of the combined company, as described in the section entitled “Risk Factors” in this joint proxy statement/prospectus, and as described in ICE’s and NYSE Euronext’s respective filings with the SEC that are available on the SEC’s web site located at www.sec.gov, including the sections entitled “Risk Factors” in ICE’s Form 10-K for the fiscal year ended December 31, 2012, as filed with the SEC on February 6, 2013, and “Risk Factors” in NYSE Euronext’s Form 10-K for the fiscal year ended December 31, 2012, as filed with the SEC on February 26, 2013.

ICE Group, ICE and NYSE Euronext caution you not to place undue reliance on the forward-looking statements, which speak only as of the date of this document in the case of forward-looking statements contained in this document, or the dates of the documents incorporated by reference into this document in the case of forward-looking statements made in those incorporated documents.

ICE Group, ICE and NYSE Euronext expressly qualify in their entirety all forward-looking statements attributable to ICE Group, ICE and NYSE Euronext or any person acting on their behalf by the cautionary statements contained or referred to in this section.

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this document, including the matters addressed under the caption “Cautionary Statement Regarding Forward-Looking Statements,” NYSE Euronext stockholders should carefully consider the following risk factors in deciding whether to vote for the adoption of the merger agreement and for the proposal to approve the compensation of NYSE Euronext’s named executive officers that is based on or otherwise relates to the mergers, and ICE stockholders should carefully consider the following risks in deciding whether to vote for the adoption of the merger agreement and approval of related matters. You should also consider the other information in this document and the other documents incorporated by reference into this document. See “Where You Can Find More Information” in the forepart of this document and “Incorporation of Certain Documents by Reference.”

Risks Related to the Mergers

Because the Market Price of ICE Common Stock Will Fluctuate, NYSE Euronext Stockholders Cannot Be Sure of the Value of the Merger Consideration They Will Receive.

Upon completion of the NYSE Euronext merger, and unless the holder of any outstanding share of NYSE Euronext common stock otherwise elects as described below, each issued and outstanding share of NYSE Euronext common stock (except for excluded shares and dissenting shares) will be converted into the right to receive 0.1703 shares of ICE Group common stock and $11.27 in cash, without interest. Alternately, NYSE Euronext stockholders may elect to receive 0.2581 shares of ICE Group common stock or $33.12 in cash, without interest, in exchange for each share of NYSE Euronext common stock owned by such stockholder, subject to the proration and adjustment procedures set forth in the merger agreement. Other than the proration and adjustment procedures, the exchange ratio is fixed, and there will be no adjustment to the NYSE Euronext merger consideration for changes in the market price of ICE common stock prior to completion of the merger. Accordingly, the value of the stock consideration NYSE Euronext stockholders will receive upon completion of the NYSE Euronext merger will depend upon the market price of ICE common stock at the time of the NYSE Euronext merger. The NYSE Euronext merger consideration is described in more detail in the section of this document entitled “The Mergers—NYSE Euronext Merger Consideration.”

The value of ICE common stock, which represents the value of the ICE Group common stock consideration NYSE Euronext stockholders may receive in the NYSE Euronext merger, will continue to fluctuate from the date of this joint proxy statement/prospectus through the date of the closing of the mergers and this will affect the value represented by the exchange ratio both in terms of the shares of NYSE Euronext common stock held by NYSE Euronext stockholders and the shares of ICE Group common stock that NYSE Euronext stockholders will receive in connection with the NYSE Euronext merger. Accordingly, at the time of the NYSE Euronext special meeting, NYSE Euronext stockholders will not know or be able to determine the value of the ICE Group common stock they may receive upon completion of the NYSE Euronext merger. It is possible that, at the time of the closing of the NYSE Euronext merger, the shares of NYSE Euronext common stock held by NYSE Euronext stockholders may have a greater market value than the cash and shares of ICE Group common stock for which they are exchanged. For that reason, the market price of ICE common stock on the date of the NYSE Euronext special meeting may not be indicative of the consideration NYSE Euronext stockholders will receive upon completion of the NYSE Euronext merger. The market prices of ICE common stock and NYSE Euronext common stock are subject to general price fluctuations in the market for publicly traded equity securities and have experienced volatility in the past. Stock price changes may result from a variety of factors, including general market and economic conditions and changes in the respective businesses, operations and prospects, and regulatory considerations of ICE, ICE Group and NYSE Euronext. Market assessments of the benefits of the mergers and the likelihood that the mergers will be completed, as well as general and industry specific market and economic conditions, may also impact market prices of ICE common stock and NYSE Euronext common stock. Many of these factors are beyond ICE’s, ICE Group’s and NYSE Euronext’s control.

NYSE Euronext Stockholders May Receive a Form of Consideration Different From What They Elect.

Although each NYSE Euronext stockholder may elect to receive all cash or all shares of ICE Group common stock in the NYSE Euronext merger, the pool of cash and shares of ICE Group common stock available for all NYSE Euronext stockholders will be a fixed percentage of the aggregate merger consideration at closing, and will not exceed the aggregate number of shares of ICE Group common stock that would have been issued, and the aggregate amount of cash that would have been paid, to all of the holders of shares of NYSE Euronext common stock had the election to receive 0.1703 shares of ICE Group common stock and cash having a value equal to $11.27 been made with respect to each share of NYSE Euronext common stock owned by such stockholder. As a result, if either the aggregate number of cash elections or stock elections made would result in payments of cash or stock in excess of the maximum amount of cash or stock available, and a NYSE Euronext stockholder has chosen the consideration election that exceeds the maximum available, such NYSE Euronext stockholder will receive consideration in a form that such stockholder did not choose. This could result in, among other things, tax consequences that differ from those that would have resulted if you had received the form of consideration that you elected (including the potential recognition of gain for federal income tax purposes if you receive cash). For illustrative examples of how the proration and adjustment procedures would work in the event there is an oversubscription of the cash election or stock election in the NYSE Euronext merger, see “The Merger Agreement—Effect of the NYSE Euronext Merger on Shares of NYSE Euronext Common Stock and Interests of Baseball Merger Sub.”

The Market Price for ICE Group Common Stock May Be Affected by Factors Different from Those that Historically Have Affected NYSE Euronext Common Stock and ICE Common Stock.

Upon completion of the NYSE Euronext merger, holders of shares of NYSE Euronext common stock (other than those who elect to receive all cash, and who do receive all cash, in the NYSE Euronext merger, and the holders of excluded shares and dissenting shares) will become holders of shares of ICE Group common stock. ICE’s and ICE Group’s businesses differ from those of NYSE Euronext, and accordingly the results of operations of ICE and ICE Group will be affected by some factors that are different from those currently affecting the results of operations of NYSE Euronext. In addition, upon completion of the ICE merger, holders of ICE common stock will become holders of ICE Group common stock. The results of operation of the combined company may also be affected by factors different from those currently affecting ICE. For a discussion of the businesses of ICE and NYSE Euronext and of some important factors to consider in connection with those businesses, see the documents incorporated by reference in this joint proxy statement/prospectus and referred to under “Where You Can Find More Information” in the forepart of this document.

Regulatory Approvals May Not Be Received, May Take Longer than Expected or May Impose Conditions that Are Not Presently Anticipated or that Cannot Be Met.

Before the transactions contemplated in the merger agreement, including the mergers, may be completed, various approvals and declarations of non-objection must be obtained from certain regulatory and governmental authorities as described in “The Mergers—Regulatory Approvals Required for the Mergers.” These regulatory and governmental entities may impose conditions on the granting of such approvals. Such conditions and the process of obtaining regulatory approvals could have the effect of delaying completion of the mergers or of imposing additional costs or limitations on ICE and ICE Group following the mergers. The regulatory approvals may not be received at all, may not be received in a timely fashion, and may contain conditions on the completion of the mergers. In addition, the respective obligations of ICE, ICE Group and NYSE Euronext to complete the mergers are conditioned on the receipt of certain regulatory approvals or waiver by the other party of such condition. See “The Mergers—Regulatory Approvals Required for the Mergers.”

The Merger Agreement May Be Terminated in Accordance with Its Terms and the Mergers May Not Be Completed.

The merger agreement is subject to a number of conditions that must be fulfilled to complete the mergers. Those conditions include: the adoption of the merger agreement by NYSE Euronext stockholders, the adoption of the merger agreement by ICE stockholders, approval of the ICE Group Governance-Related proposals by the ICE stockholders, receipt of requisite competition approvals, receipt of requisite regulatory approvals, absence of orders prohibiting completion of the mergers, effectiveness of the registration statement of which this document is a part, approval of the shares of ICE Group common stock to be issued to NYSE Euronext stockholders and ICE stockholders for listing on the New York Stock Exchange, the continued accuracy of the representations and warranties by both parties, the performance by both parties of their covenants and agreements, and the receipt by both parties of legal opinions from their respective tax counsels. These conditions to the closing of the mergers may not be fulfilled and, accordingly, the mergers may not be completed. In addition, if the mergers are not completed by December 31, 2013 (subject to extension to March 31, 2014 by either party in certain circumstances), either ICE or NYSE Euronext may choose not to proceed with the mergers, and the parties can mutually decide to terminate the merger agreement at any time prior to the consummation of the mergers, before or after stockholder approval. In addition, ICE or NYSE Euronext may elect to terminate the merger agreement in certain other circumstances. See “The Merger Agreement—Termination” for a fuller description of these circumstances.

Termination of the Merger Agreement Could Negatively Impact NYSE Euronext.

NYSE Euronext’s business may be adversely impacted by the failure to pursue other beneficial opportunities due to the focus of management on the mergers, without realizing any of the anticipated benefits of completing the mergers, and the market price of NYSE Euronext common stock might decline to the extent that the current market price reflects a market assumption that the mergers will be completed. If the merger agreement is terminated and NYSE Euronext’s board of directors seeks another merger or business combination, NYSE Euronext stockholders cannot be certain that NYSE Euronext will be able to find a party willing to offer equivalent or more attractive consideration than the consideration ICE and ICE Group have agreed to provide in the NYSE Euronext merger. If the merger agreement is terminated under certain circumstances, NYSE Euronext may be required to pay a termination fee of $100 million, $300 million or $450 million to ICE, depending on the circumstances surrounding the termination. See “The Merger Agreement—Termination—Termination Fees Payable by NYSE Euronext.”

Termination of the Merger Agreement Could Negatively Impact ICE.

If the merger agreement is terminated under certain circumstances, including if the merger agreement is terminated due to a failure to receive required regulatory approvals, ICE will be required to pay NYSE Euronext a termination fee of up to $750 million. ICE also may be required to pay a termination fee of $100 million, $300 million or $450 million if the merger agreement is terminated under other specified circumstances. These termination fees may be substantial and, in some instances, such as failure to secure required regulatory approvals, the cause for termination is not within ICE’s control. See “The Merger Agreement—Termination—Termination Fees Payable by ICE.”

NYSE Euronext Will Be Subject to Business Uncertainties and Contractual Restrictions While the Mergers Are Pending.

Uncertainty about the effect of the mergers on employees and clearing members, customers and other market participants may have an adverse effect on NYSE Euronext and consequently on ICE. These uncertainties may impair NYSE Euronext’s ability to attract, retain and motivate key personnel until the mergers are completed, and could cause customers and others that deal with NYSE Euronext to seek to change existing business relationships with NYSE Euronext. Retention of certain employees may be challenging during the pendency of the mergers, as certain employees may experience uncertainty about their future roles. If key employees depart because of issues related to the uncertainty and difficulty of integration or a desire not to remain with the businesses, ICE Group’s business following the mergers could be negatively impacted. In addition, the merger agreement restricts NYSE Euronext from making certain acquisitions and taking other specified non-ordinary course actions until the merger occurs without the consent of ICE. These restrictions may prevent NYSE Euronext from pursuing attractive business opportunities that may arise prior to the completion of the mergers. See “The Merger Agreement—Conduct of the Business Pending the Mergers” for a description of the restrictive covenants applicable to NYSE Euronext.

Pending Litigation Against NYSE Euronext and ICE Could Result in an Injunction Preventing the Completion of the NYSE Euronext Merger or a Judgment Resulting in the Payment of Damages.

In connection with the NYSE Euronext merger, purported NYSE Euronext stockholders have filed putative shareholder class action lawsuits against NYSE Euronext, the members of the NYSE Euronext board of directors, ICE and Baseball Merger Sub. Among other remedies, the plaintiffs seek to enjoin the NYSE Euronext merger. The outcome of any such litigation is uncertain. If the cases are not resolved, these lawsuits could prevent or delay completion of the combination and result in substantial costs to NYSE Euronext and ICE, including any costs associated with the indemnification of directors and officers. Plaintiffs may file additional lawsuits against NYSE Euronext, ICE and/or the directors and officers of either company in connection with the mergers. The defense or settlement of any lawsuit or claim that remains unresolved at the time the mergers are completed may adversely affect ICE’s business, financial condition, results of operations and cash flows. See “Litigation Related to the NYSE Euronext Merger.”

NYSE Euronext Directors and Officers May Have Interests in the NYSE Euronext Merger Different From the Interests of NYSE Euronext Stockholders and ICE Stockholders.

Certain of the directors and executive officers of NYSE Euronext negotiated the terms of the merger agreement, and the NYSE Euronext board of directors recommended that the stockholders of NYSE Euronext vote in favor of the merger-related proposals. These directors and executive officers may have interests in the NYSE Euronext merger that are different from, or in addition to or in conflict with, those of NYSE Euronext stockholders and ICE stockholders. These interests include the continued employment of certain executive officers of NYSE Euronext by ICE Group, the continued service of certain independent directors of NYSE Euronext as directors of ICE Group, the treatment in the NYSE Euronext merger of stock options, restricted stock units, bonus awards, employment agreements, change-in-control severance agreements and other rights held by NYSE Euronext directors and executive officers, and the indemnification of former NYSE Euronext directors and officers by ICE Group. NYSE Euronext stockholders and ICE stockholders should be aware of these interests when they consider their respective board of directors’ recommendation that they vote in favor of the merger-related proposals.

The NYSE Euronext board of directors was aware of these interests when it declared the advisability of the merger agreement, determined that it was fair to the NYSE Euronext stockholders and recommended that the NYSE Euronext stockholders adopt the merger agreement. The interests of NYSE Euronext directors and executive officers are described in more detail in the section of this document entitled “The Mergers—Interests of NYSE Euronext Directors and Executive Officers in the NYSE Euronext Merger.”

NYSE Euronext Stockholders Will Have a Reduced Ownership and Voting Interest After the Mergers and Will Exercise Less Influence Over Management.

NYSE Euronext stockholders currently have the right to vote in the election of the board of directors of NYSE Euronext and on other matters affecting NYSE Euronext. Upon the completion of the mergers, each NYSE Euronext stockholder who receives shares of ICE Group common stock will become a stockholder of ICE Group with a percentage ownership of ICE Group that is smaller than the stockholder’s percentage ownership of NYSE Euronext. It is currently expected that the former stockholders of NYSE Euronext as a group will receive shares in the mergers constituting approximately 36% of the outstanding shares of ICE Group common stock immediately after the mergers. Because of this, NYSE Euronext stockholders will have less influence on the management and policies of ICE Group than they now have on the management and policies of NYSE Euronext.

Shares of ICE Group Common Stock to Be Received by NYSE Euronext Stockholders as a Result of the Mergers Will Have Rights Different from the Shares of NYSE Euronext Common Stock.

Upon completion of the mergers, the rights of former NYSE Euronext stockholders who become ICE Group stockholders will be governed by the certificate of incorporation and bylaws of ICE Group. The rights associated with shares of NYSE Euronext common stock are different from the rights associated with shares of ICE Group common stock. See “Comparison of Stockholders’ Rights” for a discussion of the different rights associated with ICE Group common stock.

Shares of ICE Group Common Stock to Be Received by ICE Stockholders as a Result of the ICE Merger Will Have Rights Different from the Shares of ICE Common Stock.

Upon completion of the ICE merger, the rights of former ICE stockholders who become ICE Group stockholders will be governed by the certificate of incorporation and bylaws of ICE Group. The rights associated with shares of ICE common stock are different from the rights associated with shares of ICE Group common stock, which include common stock voting and ownership limitations that do not exist in the current ICE certificate of incorporation and bylaws. The provisions of ICE Group’s amended and restated certificate of incorporation and amended and restated bylaws, including the terms of the shares of ICE Group common stock, will become applicable to the ICE and NYSE Euronext stockholders who continue as ICE Group stockholders as a result of the mergers regardless of whether they vote in favor of the ICE Merger proposal, any of the ICE Group Governance-Related proposals, or the NYSE Euronext Merger proposal, as applicable. The completion of the mergers is conditioned on the approval by ICE stockholders of the ICE Merger proposal and each of the ICE Group Governance-Related proposals, and by the NYSE Euronext stockholders of the NYSE Euronext Merger proposal. See “Comparison of Stockholders’ Rights” for a discussion of the different rights associated with ICE Group common stock.

The SEC and European Regulators may require ICE to change the structure of ICE Group or the provisions of the ICE Group amended and restated certificate of incorporation and amended and restated bylaws.

ICE Group’s proposed organizational structure after the mergers, as well as its amended and restated certificate of incorporation and amended and restated bylaws after the mergers, are subject to review by the SEC and European regulators. The SEC and European Regulators may require changes to the structure, amended and restated certificate of incorporation or amended and restated bylaws of ICE Group and its subsidiaries, as a precondition to its approval of the rules of the national securities exchanges owned by ICE Group. ICE cannot predict what, if any, changes may be required by the SEC or the European regulators, which may include changes that limit or otherwise adversely affect the ability of ICE Group stockholders to transfer, hold or vote shares of ICE Group common stock after the mergers.

The Merger Agreement and Clearing Services Agreement Contain Provisions that May Discourage Other Companies from Trying to Acquire NYSE Euronext for Greater Merger Consideration.

The merger agreement contains provisions that may discourage a third party from submitting a business combination proposal to NYSE Euronext both during the pendency of the merger transaction with ICE as well as afterward should the merger with ICE not be consummated that might result in greater value to NYSE Euronext stockholders than the NYSE Euronext merger. These merger agreement provisions include a general prohibition on NYSE Euronext from soliciting, or, subject to certain exceptions, entering into discussions with any third party regarding any acquisition proposal or offers for competing transactions. In addition, NYSE Euronext may be required to pay ICE a termination fee of $300 million in certain circumstances involving acquisition proposals for competing transactions. For further information, please see the section entitled “The Merger Agreement—Termination—Termination Fees Payable by NYSE Euronext.” Further, the clearing services agreement provisions include changes to the economic returns to each party and certain other terms in connection with a change of control of Liffe Administration and Management or NYSE Euronext, which are intended to correspond to terms that would likely be agreed upon by third parties to shorter term clearing relationships. Any such changes to the clearing services agreement may affect the potential for NYSE Euronext to receive alternative merger or acquisition proposals.

The Unaudited Pro Forma Condensed Combined Financial Statements Included in This Document Are Preliminary and the Actual Financial Condition and Results of Operations After the Mergers May Differ Materially.

The unaudited pro forma condensed combined financial statements in this document are presented for illustrative purposes only and are not necessarily indicative of what ICE Group’s actual financial condition or results of operations would have been had the mergers been completed on the dates indicated. The unaudited pro forma condensed combined financial statements reflect adjustments, which are based upon preliminary estimates, to record the NYSE Euronext identifiable assets acquired and liabilities assumed at fair value and the resulting goodwill recognized. The purchase price allocation reflected in this document is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of NYSE Euronext as of the date of the completion of the mergers. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this document. For more information, see “Unaudited Pro Forma Condensed Combined Financial Statements.”

The Opinions of NYSE Euronext’s and ICE’s Financial Advisors Will Not Reflect Changes in Circumstances Between the Original Signing of the Merger Agreement in December 2012 and the Completion of the Mergers.

NYSE Euronext and ICE have not obtained updated opinions from their respective financial advisors as of the date of this document and do not expect to receive updated opinions prior to the completion of the mergers. Changes in the operations and prospects of NYSE Euronext or ICE, general market and economic conditions and other factors that may be beyond the control of NYSE Euronext or ICE, and on which NYSE Euronext’s and ICE’s financial advisors’ opinions were based, may significantly alter the value of NYSE Euronext or the prices of the shares of ICE’s common stock or NYSE Euronext common stock by the time the mergers are completed. The opinions do not speak as of the time the mergers will be completed or as of any date other than the date of such opinions. Because NYSE Euronext’s and ICE’s financial advisors will not be updating their opinions, which were issued in connection with the signing of the original merger agreement on December 20, 2012, the opinions will not address the fairness of the merger consideration from a financial point of view at the time the mergers are completed. NYSE Euronext’s board of directors’ recommendation that NYSE Euronext stockholders vote “FOR” the NYSE Euronext Merger proposal and ICE’s board of directors’ recommendation that ICE stockholders vote “FOR” the ICE Merger proposal and “FOR” the ICE Group Governance-Related proposals, however, are made as of the date of this document. For a description of the opinions that ICE and NYSE Euronext received from their respective financial advisors, please refer to “The Mergers—Opinion of Perella Weinberg, Financial Advisor to NYSE Euronext” and “The Mergers—Opinion of Morgan Stanley, Financial Advisor to ICE.”

Risks Related to the Business of ICE Group Upon Completion of the Mergers

ICE Group May Fail to Realize the Anticipated Benefits of the Mergers.

The success of the mergers will depend on, among other things, ICE Group’s ability to combine its businesses and certain businesses of NYSE Euronext in a manner that facilitates growth opportunities and realizes anticipated synergies, and achieves the projected stand-alone cost savings and revenue growth trends identified by each company. On a combined basis, ICE Group expects to benefit from operational synergies resulting from the consolidation of capabilities and elimination of redundancies, including the use by certain of NYSE Euronext’s businesses of ICE’s clearing capabilities, as well as greater efficiencies from increased scale and market integration. Management also expects the combined entity will enjoy revenue synergies, including expense sharing, expanded product offerings, the provision of clearing services and increased geographic reach of the combined businesses.

However, ICE Group must successfully combine the businesses of ICE and NYSE Euronext in a manner that permits these cost savings and synergies to be realized. In addition, ICE Group must achieve the anticipated savings and synergies without adversely affecting current revenues and investments in future growth. If ICE Group is not able to successfully achieve these objectives, the anticipated benefits of the mergers may not be realized fully or at all or may take longer to realize than expected.

The Failure to Integrate Successfully Certain Businesses and Operations of ICE and NYSE Euronext in the Expected Time Frame May Adversely Affect ICE Group’s Future Results.

Historically, ICE and NYSE Euronext have operated as independent companies, and they will continue to do so until the completion of the mergers. The management of ICE Group may face significant challenges in consolidating certain businesses and the functions (including regulatory functions) of ICE and NYSE Euronext, integrating their technologies, organizations, procedures, policies and operations, addressing differences in the business cultures of the two companies and retaining key personnel. The integration may also be complex and time consuming, and require substantial resources and effort. The integration process and other disruptions resulting from the mergers may also disrupt each company’s ongoing businesses or cause inconsistencies in standards, controls, procedures and policies that adversely affect ICE Group’s relationships with market participants, employees, regulators and others with whom ICE and NYSE Euronext have business or other dealings or limit ICE Group’s ability to achieve the anticipated benefits of the mergers. In addition, difficulties in integrating the businesses or regulatory functions of ICE and NYSE Euronext could harm the reputation of ICE and ICE Group.

Combining the Businesses of ICE and NYSE Euronext May Be More Difficult, Costly or Time-Consuming Than Expected, Which May Adversely Affect ICE Group’s Results and Negatively Affect the Value of ICE Group’s Stock Following the Mergers.

ICE and NYSE Euronext have entered into the merger agreement because each believes that the mergers will be beneficial to its respective companies and stockholders and that combining the businesses of ICE and NYSE Euronext will produce benefits and cost savings. If ICE Group is not able to successfully combine the businesses of ICE and NYSE Euronext in an efficient and effective manner, the anticipated benefits and cost savings of the mergers may not be realized fully, or at all, or may take longer to realize than expected, and the value of ICE Group common stock may be affected adversely.

An inability to realize the full extent of the anticipated benefits of the mergers and the other transactions contemplated by the merger agreement, as well as any delays encountered in the integration process, could have an adverse effect upon the revenues, level of expenses and operating results of ICE Group, which may adversely affect the value of the ICE Group common stock after the completion of the mergers.

In addition, the actual integration may result in additional and unforeseen expenses, and the anticipated benefits of the integration plan may not be realized. Actual synergies, if achieved, may be lower than what ICE Group expects and may take longer to achieve than anticipated. If ICE Group is not able to adequately address integration challenges, ICE Group may be unable to successfully integrate ICE’s and NYSE Euronext’s operations or to realize the anticipated benefits of the integration of the two companies.

ICE and NYSE Euronext Will Incur Significant Transaction and Merger-Related Costs in Connection with the Mergers.

ICE and NYSE Euronext have incurred and expect to incur a number of non-recurring costs associated with the mergers. These costs and expenses include financial advisory, legal, accounting, consulting and other advisory fees and expenses, reorganization and restructuring costs, severance/employee benefit-related expenses, filing fees, printing expenses and other related charges. Some of these costs are payable by NYSE Euronext and ICE regardless of whether the mergers are completed. ICE currently estimates the aggregate amount of these expenses to equal $70.4 million, and NYSE Euronext currently estimates the aggregate amount of these expenses to equal $73.0 million. There are also a large number of processes, policies, procedures, operations, technologies and systems that must be integrated in connection with the mergers. While both NYSE Euronext and ICE have assumed that a certain level of expenses would be incurred in connection with the mergers and the other transactions contemplated by the merger agreement, there are many factors beyond their control that could affect the total amount or the timing of the integration and implementation expenses. Moreover, there could also be significant amounts payable in cash with respect to dissenting shares, which could adversely affect ICE Group’s liquidity.

There may also be additional unanticipated significant costs in connection with the mergers that ICE Group may not recoup. These costs and expenses could reduce the benefits and additional income ICE Group expects to achieve from the mergers. Although ICE Group expects that these benefits will offset the transaction expenses and implementation costs over time, this net benefit may not be achieved in the near term or at all.

ICE and ICE Group Expect That, Following the Mergers, ICE Group Will Have Significantly Less Cash on Hand Than the Sum of Cash on Hand of ICE and NYSE Euronext Prior to the Mergers. This Reduced Amount of Cash Could Adversely Affect ICE Group’s Ability to Grow.

Following completion of the mergers, after payment of the NYSE Euronext merger consideration, the expenses of consummating the mergers, and all other cash payments relating to the mergers, ICE Group is expected to have, on a pro forma basis, giving effect to the mergers as if they had been consummated on December 31, 2012, approximately $755.5 million in cash and cash equivalents. Although the management of ICE believes that this amount will be sufficient to meet ICE Group’s business objectives and capital needs, this amount is significantly less than the approximately $1.9 billion of combined cash and cash equivalents of the two companies as of December 31, 2012 prior to the mergers and prior to cash payments relating to the NYSE Euronext merger, and could constrain ICE Group’s ability to grow its business. ICE Group’s financial position following the mergers could also make it vulnerable to general economic downturns and industry conditions, and place it at a competitive disadvantage relative to its competitors that have more cash at their disposal. In the event that ICE Group does not have adequate capital to maintain or develop its business, additional capital may not be available to ICE Group on a timely basis, on favorable terms, or at all.

If the Mergers are Consummated, ICE Group Will Incur a Substantial Amount of Debt to Finance the Cash Portion of the NYSE Euronext Merger Consideration, Which Could Restrict Its Ability to Engage in Additional Transactions or Incur Additional Indebtedness.

In connection with the mergers, ICE will borrow up to $1.79 billion under its five-year senior unsecured credit facility, which is the full unrestricted and available amount that may be borrowed by ICE for these purposes. Following the completion of the mergers, the combined company will have a significant amount of indebtedness outstanding. On a pro forma basis, giving effect to the maximum borrowing of $1.79 billion under ICE’s revolving credit facility, the consolidated indebtedness of ICE Group would be approximately $5.6 billion as of December 31, 2012. See “Unaudited Pro Forma Condensed Combined Financial Statements.” This substantial level of indebtedness could have important consequences to ICE Group’s business, including making it more difficult to satisfy its debt obligations, increasing its vulnerability to general adverse economic and industry conditions, limiting its flexibility in planning for, or reacting to, changes in its business and the industry in which it operates and restricting ICE Group from pursuing certain business opportunities. These limitations could reduce the benefits ICE Group expects to achieve from the mergers or impede its ability to engage in future business opportunities or strategic acquisitions.

ICE Group intends to refinance the majority of the $1.79 billion it will borrow under the revolving credit facility subsequent to, or in connection with, the mergers through the issuance of new debt, although the facility does not mature until November 2016. In addition, in connection with the mergers, NYSE Euronext’s existing credit facility will be terminated, and certain other indebtedness of NYSE Euronext may need to be amended or refinanced as a result of change-of-control or other provisions. ICE intends to seek, prior to the closing of the mergers, the consent to the mergers of each holder of its outstanding senior notes. If ICE is unable to obtain such consents, ICE will be required to make an offer to prepay all senior notes shortly after the completion of the mergers at price equal to the aggregate principal amount of the notes, plus accrued and unpaid interest thereon to the date of prepayment. ICE has obtained financing commitments in an amount sufficient to fund prepayment of any senior notes if any offer to prepay is accepted. ICE may not be successful in refinancing its debt, amending or refinancing existing NYSE Euronext debt, or obtaining consents of its senior noteholders, and it cannot assure you that any such financing will be available or that the terms of such financing will be favorable. In addition, any such financing may include restrictions on ICE Group’s ability to engage in certain business transactions or incur additional indebtedness.

The Mergers May Not Be Accretive and May Cause Dilution to ICE Group’s Earnings Per Share, Which May Negatively Affect the Market Price of ICE Group Common Stock.

Although ICE Group currently anticipates that the mergers will be accretive to earnings per share (on an adjusted earnings basis) from and after the mergers, this expectation is based on preliminary estimates, which may change materially.

In connection with the completion of the mergers, and as described and based on the assumptions in the section of this joint proxy statement/prospectus entitled “The Mergers—NYSE Euronext Merger Consideration,” ICE Group expects to issue approximately 42.4 million shares of ICE Group common stock in the NYSE Euronext merger. The issuance of these new shares of ICE Group common stock could have the effect of depressing the market price of ICE Group common stock.

In addition, ICE Group could also encounter additional transaction-related costs or other factors such as the failure to realize all of the benefits anticipated in the mergers. All of these factors could cause dilution to ICE Group’s earnings per share or decrease or delay the expected accretive effect of the mergers and cause a decrease in the market price of ICE Group common stock.

ICE and ICE Group May Not Be Able to Complete an Initial Public Offering of Euronext or Realize the Anticipated Benefits Following the Completion of the Mergers

ICE has not made definitive plans to separate Euronext from the combined company but may pursue such a separation after the closing of the mergers. There are significant risks and uncertainties associated with the potential IPO of Euronext, including required regulatory approvals and potential unforeseen uncertainties and delays. As a result, ICE Group may be unable to complete the IPO of the Euronext businesses, or to complete it on favorable terms. If ICE were to decide to proceed with the IPO, it may be unable to sell the Euronext businesses at a desirable price, may not be able to complete the transaction on a desirable timeline or may incur higher than anticipated expenses related to the transaction. In addition, whether or not the IPO of Euronext is successful, the process of accomplishing the transaction may result in increased general and administrative expenses and divert ICE management’s time and attention from other business concerns. Realizing the benefits of the potential IPO of Euronext will depend in part on ICE Group’s ability to separate certain of Euronext’s businesses in an efficient and effective manner while maintaining adequate focus on its retained businesses.

In addition, separation of the Euronext businesses is likely to be subject to regulatory approval by the Euronext College of Regulators and each individual regulator of the Euronext businesses. Regulatory approval is likely to be conditioned on the assumption by Euronext of certain undertakings to regulators and adoption of provisions in its constitutional documents satisfactory to regulators, as well as the assumption by ICE Group of undertakings in relation to its role as a large shareholder in Euronext following any IPO. Regulatory approval for a separation of the Euronext businesses may not be forthcoming or it may be granted subject to conditions that are not acceptable to ICE Group or that might make an IPO difficult to execute. Agreement by ICE Group to any regulatory commitments and constraints may make it difficult for ICE Group to achieve adequate returns from its holding in Euronext following any IPO.

Following the Mergers, an “Extraterritorial” Change of Law May Adversely Affect ICE Group’s Business and, under Certain Special Arrangements, ICE Group’s Rights to Control a Substantial Portion of its Assets.

Following the completion of the mergers, ICE Group will become an owner of NYSE Euronext’s U.S. exchanges and platforms, as well as European exchanges and platforms. Although ICE Group does not anticipate that there will be a material adverse application of European laws to the U.S. exchanges and platforms acquired by it, or a material adverse application of U.S. laws to the European exchanges and platforms acquired by it, the possibility of such an occurrence cannot be ruled out entirely. If this were to occur, and ICE Group was not able to effectively mitigate the effects of such “extraterritorial” application, its affected exchanges and platforms could experience a reduction in trading or in the number of listed companies or business from other market participants, or its business could otherwise be adversely affected. Such a change could also jeopardize ICE Group’s ability to implement its strategy in relation to the Euronext businesses, including retention of certain derivatives businesses of Euronext carried on by Liffe Administration and Management and an IPO of the remaining Euronext businesses.

In addition, following the completion of the mergers, certain special arrangements consisting of two standby structures, one involving a Dutch foundation and one involving a Delaware trust, will continue to exist in relation to NYSE Euronext, as continuation of such arrangements is likely to be a condition for regulatory approval of the mergers. The Dutch foundation is empowered to take actions to mitigate the adverse effects of any potential changes in U.S. law that have certain extraterritorial effects on the European regulated markets of NYSE Euronext, and the Delaware trust is empowered to take actions to ameliorate the adverse effects of any potential changes in European law that have certain extraterritorial material effects on the U.S. exchanges acquired by ICE Group. These actions include the exercise by the foundation or the trust of potentially significant control over the European regulated markets or the U.S. exchanges acquired, as the case may be. Although the Dutch foundation and the Delaware trust are required to act in the best interests of NYSE Euronext (and are likely to be required to act in the best interests of ICE Group, following completion of the mergers), subject to certain exceptions, and any remedies may be implemented only for so long as the effects of the material adverse application of law persist, ICE Group may, as a result of the exercise of such rights, be required to transfer control over a substantial portion of the Euronext business or the U.S. Exchanges to the direction of the trust or the foundation. Any such transfer of control could adversely affect its ability to implement its business strategy, including its strategy for the NYSE Euronext businesses after completion of the mergers, and its ability to operate on an integrated and global basis, which could adversely affect ICE Group’s business, financial condition and operating results.

Terms Related to Regulatory Approvals Required to Complete the Mergers and Certain Undertakings of ICE Group Required by Regulators May Make it Difficult for ICE Group to Realize Certain Benefits in Connection with the Mergers

Completion of the mergers is conditioned upon approval by the SEC and the Euronext College of Regulators, as well as the regulators of the individual Euronext businesses. ICE and ICE Group expect the approvals to be granted subject to ICE Group assuming certain undertakings to the Euronext College of Regulators and the Dutch regulators. ICE Group will also be required to adopt certain provisions in its certificate of incorporation and bylaws prior to the completion of the mergers. The provisions ICE Group expects to adopt in its certificate of incorporation and bylaws are described in the sections entitled “Comparison of Stockholders’ Rights.”

The undertakings that ICE Group is likely to assume will include:

•

ensuring that there is a minimum number of directors who are regarded by the Euronext College of Regulators as qualifying as representatives of the Euronext markets, including assuming obligations to re-nominate such directors for re-election;

•	requirements to subject ICE Group’s directors and officers to a suitability assessment;

•	ensuring local management boards of Euronext subsidiaries are sufficiently resourced and that the subsidiaries have all means available to them to fulfill their regulatory obligations;

•	various notification obligations and obligations to support the operation of a memorandum of understanding constituting the Euronext College of Regulators;

•	requirements to ensure the avoidance of the extraterritorial application of U.S. law, including the Dutch foundation structure;

•	requirement on ICE Group to ensure an investment grade credit rating;

•

subjecting any future divestment of the Euronext businesses by way of an IPO to the prior non-objection of the Euronext College of Regulators. Euronext N.V. (or the listed entity following any IPO) itself will become subject to commitments and undertakings (including, potentially, provisions incorporated into its constitutional documents) at the time of the IPO. It is anticipated that these commitments and undertakings will relate to the independent management of the Euronext businesses and commitments similar to those that ICE Group will assume to the Euronext College of Regulators; and

•	restrictions on ICE Group’s rights as shareholder of Euronext following its divestment.

As a result of these provisions and commitments, the regulatory burden on ICE Group will increase in relation to the NYSE Euronext businesses. ICE Group may not be able to implement its strategy in relation to the Euronext businesses and it may be constrained in its ability to carry out the IPO of the Euronext businesses following the mergers, including the preservation of certain businesses of Euronext as subsidiaries of ICE Group. The regulatory commitments and constraints on ICE Group may impede ICE Group’s ability to launch new products and services, modify existing offerings or the terms on which they are offered, increase or reduce investment and other resources such as human resources, dispose of or acquire assets, restructure the provision of shared services and resources, and otherwise implement changes or initiatives in relation to the Euronext businesses. Consequently, the commitments and constraints may make it more difficult for ICE Group to achieve revenue and net income growth from the Euronext businesses.

Risks Related to ICE’s Business

You should read and consider risk factors specific to ICE’s businesses that will also affect the combined company after the mergers. These risks are described in Part I, Item 1A of ICE’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, and in other documents that are incorporated by reference into this document. See “Incorporation of Certain Documents by Reference” for the location of information incorporated by reference in this joint proxy statement/prospectus.

Risks Related to NYSE Euronext’s Business

You should read and consider risk factors specific to NYSE Euronext’s businesses that will also affect the combined company after the mergers. These risks are described in Part I, Item 1A of NYSE Euronext’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, and in other documents that are incorporated by reference into this document. See “Incorporation of Certain Documents by Reference” for the location of information incorporated by reference in this joint proxy statement/prospectus.

NYSE EURONEXT SPECIAL MEETING OF STOCKHOLDERS

Date, Time and Place

The special meeting of NYSE Euronext stockholders will be held at [            ] at [            ], Eastern time, on [                    ], 2013. On or about [                    ], 2013, NYSE Euronext commenced mailing this document and the enclosed form of proxy to its stockholders entitled to vote at the NYSE Euronext special meeting.

Purpose of NYSE Euronext Special Meeting

At the NYSE Euronext special meeting, NYSE Euronext stockholders will be asked to:

•	adopt the merger agreement, a copy of which is attached as Appendix A to this document, which is referred to as the NYSE Euronext Merger proposal;

•

approve, on a non-binding, advisory basis, the compensation to be paid to NYSE Euronext’s named executive officers that is based on or otherwise relates to the mergers, discussed under the section entitled “The Mergers—Interests of NYSE Euronext Directors and Executive Officers in the Mergers” beginning on page [    ], which is referred to as the Merger-Related Named Executive Officer Compensation proposal; and

•

approve one or more adjournments of the NYSE Euronext special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the NYSE Euronext Merger proposal, which is referred to as the NYSE Euronext Adjournment proposal.

Recommendation of the NYSE Euronext Board of Directors

The NYSE Euronext board of directors recommends that you vote “FOR” the NYSE Euronext Merger proposal, “FOR” the Merger-Related Named Executive Officer Compensation proposal and “FOR” the NYSE Euronext Adjournment proposal. See “The Mergers—Recommendation of the NYSE Euronext Board of Directors and Reasons for the NYSE Euronext Merger” on page [    ].

NYSE Euronext Record Date and Quorum

The NYSE Euronext board of directors has fixed the close of business on [                    ], 2013 as the record date for determining the holders of shares of NYSE Euronext common stock entitled to receive notice of and to vote at the NYSE Euronext special meeting.

As of the NYSE Euronext record date, there were [            ] shares of NYSE Euronext common stock outstanding and entitled to vote at the NYSE Euronext special meeting held by [            ] holders of record. This number does not include (a) [            ] NYSE Euronext shares held by NYSE Arca, Inc., an indirect wholly owned subsidiary of NYSE Euronext, (b) [            ] NYSE Euronext shares held directly by NYSE Euronext in treasury or (c) [            ] NYSE Euronext shares underlying restricted stock units granted to certain directors, officers and employees of NYSE Euronext. The [            ] NYSE Euronext shares outstanding as of the record date were held by approximately [            ] holders of record. Subject to the voting limitations described under “—Voting Limitations,” each share of NYSE Euronext common stock entitles the holder to one vote at the NYSE Euronext special meeting on each proposal to be considered at the NYSE Euronext special meeting. NYSE Euronext shares that are held in treasury are not entitled to vote at the NYSE Euronext special meeting.

The representation (in person or by proxy) of holders of at least a majority of the votes entitled to be cast on the matters to be voted on at the NYSE Euronext special meeting constitutes a quorum for transacting business at the NYSE Euronext special meeting. All shares of NYSE Euronext common stock, whether present in person or represented by proxy, including abstentions, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the NYSE Euronext special meeting.

As of the record date, directors and executive officers of NYSE Euronext and their affiliates owned and were entitled to vote [            ] shares of NYSE Euronext common stock, representing approximately [    ]% of the shares of NYSE Euronext common stock outstanding on that date. NYSE Euronext currently expects that NYSE Euronext’s directors and executive officers will vote their shares in favor of the NYSE Euronext Merger proposal, the Merger-Related Named Executive Officer Compensation proposal and the NYSE Euronext Adjournment proposal, although none of them has entered into any agreements obligating them to do so.

Required Vote

Required Vote to Approve the NYSE Euronext Merger Proposal

The affirmative vote of a majority of the outstanding shares of NYSE Euronext common stock entitled to vote on the proposal at the NYSE Euronext special meeting is required to approve the NYSE Euronext Merger proposal.

Required Vote to Approve the Merger-Related Named Executive Officer Compensation Proposal

The affirmative vote of a majority of the votes cast by stockholders entitled to vote on the proposal at the NYSE Euronext special meeting is required to approve the Merger-Related Named Executive Officer Compensation proposal.

Required Vote to Approve the NYSE Euronext Adjournment Proposal

The affirmative vote of a majority of the votes cast by stockholders entitled to vote on the proposal at the NYSE Euronext special meeting is required to approve the NYSE Euronext Adjournment proposal.

Voting Limitations

The NYSE Euronext certificate of incorporation places certain ownership and voting limits on the holders of shares of NYSE Euronext common stock. In particular, under the NYSE Euronext certificate of incorporation:

•

no person, either alone or together with its related persons (as defined below), may beneficially own NYSE Euronext shares representing in the aggregate more than 20% of the total number of votes entitled to be cast on any matter; and

•

no person, either alone or together with its related persons, is entitled to vote or cause the voting of NYSE Euronext shares representing in the aggregate more than 10% of the total number of votes entitled to be cast on any matter, and no person, either alone or together with its related persons, may acquire the ability to vote more than 10% of the total number of votes entitled to be cast on any matter by virtue of agreements entered into by other persons not to vote outstanding NYSE Euronext shares.

In the event that a person, either alone or together with its related persons, beneficially owns NYSE Euronext shares representing more than 20% of the total number of votes entitled to be cast on any matter, such person and its related persons are obligated to sell promptly, and NYSE Euronext is obligated to purchase promptly, at a price equal to the par value of such shares and to the extent that funds are legally available for such purchase, that number of NYSE Euronext shares necessary so that such person, together with its related persons, will beneficially own NYSE Euronext shares representing in the aggregate no more than 20% of the total number of votes entitled to be cast on any matter, after taking into account that such repurchased shares shall become treasury shares and will no longer be deemed to be outstanding.

In the event that a person, either alone or together with its related persons, possesses more than 10% of the total number of votes entitled to be cast on any matter (including if it possesses this voting power by virtue of agreements entered into by other persons not to vote outstanding NYSE Euronext shares), then such person, either alone or together with its related persons, is not entitled to vote or cause the voting of these shares to the extent that such shares represent in the aggregate more than 10% of the total number of votes entitled to be cast on any matter, and NYSE Euronext will disregard any such votes purported to be cast in excess of this percentage.

The voting limitations do not apply to a solicitation of a revocable proxy by or on behalf of NYSE Euronext or by any officer or director of NYSE Euronext acting on behalf of NYSE Euronext or to a solicitation of a revocable proxy by a NYSE Euronext shareholder in accordance with Regulation 14A under the Exchange Act. This exception, however, does not apply to certain solicitations by a shareholder pursuant to Rule 14a-2(b)(2) under the Exchange Act, which permits a solicitation made otherwise than on behalf of NYSE Euronext where the total number of persons solicited is not more than 10. The NYSE Euronext board of directors may waive the provisions regarding ownership and voting limits by a resolution expressly permitting this ownership or voting (which resolution must be filed with and approved by the SEC and all required European regulators prior to being effective), subject to a determination of the NYSE Euronext board of directors that:

•	the acquisition of such shares and the exercise of such voting rights, as applicable, by such persons, either alone or together with its related persons, will not impair:

•

the ability of NYSE Euronext, NYSE Group, Inc., New York Stock Exchange LLC, NYSE Market, Inc., NYSE Regulation, Inc., NYSE Arca, L.L.C., NYSE Arca, Inc. NYSE Arca Equities, Inc. or NYSE MKT LLC (collectively, the “U.S. regulated subsidiaries”) to discharge their respective responsibilities under the Exchange Act and the rules and regulations thereunder;

•	the ability of NYSE Euronext, Euronext N.V. or the European market subsidiaries to discharge their respective responsibilities under European exchange regulations; or

•	the ability of the SEC to enforce the Exchange Act or the ability of European regulators to enforce European exchange regulations;

•

the acquisition of such shares and the exercise of such voting rights, as applicable, is otherwise in the best interests of NYSE Euronext, its shareholders, its U.S. regulated subsidiaries and its European market subsidiaries;

•

neither the person obtaining the waiver nor any of its related persons is subject to any statutory disqualification (as defined in Section 3(a)(39) of the Exchange Act) if such person is seeking to obtain a waiver above the 20% level;

•

neither the person obtaining the waiver nor any of its related persons has been determined by a European regulator to be in violation of the laws or regulations adopted in accordance with the MiFID applicable to any European market subsidiary requiring such person to act fairly, honestly and professionally, if such person is seeking to obtain a waiver above the 20% level;

•

for so long as NYSE Euronext directly or indirectly controls NYSE Arca, Inc. or NYSE Arca Equities, Inc., or any facility of NYSE Arca, Inc., neither the person requesting the waiver nor any of its related persons is an equity trading permit holder, an option trading permit (which is referred to in this document as an “OTP”) holder or an OTP firm if such person is seeking to obtain a waiver above the 20% level; and

•

for so long as NYSE Euronext directly or indirectly controls New York Stock Exchange LLC, NYSE Market or NYSE MKT LLC, neither the person requesting the waiver nor any of its related persons is a member or member organization of New York Stock Exchange LLC, with respect to New York Stock Exchange LLC or NYSE Market, Inc., or a member (as defined in Sections 3(a)(3)(A)(i), (ii), (iii) and (iv) of the Exchange Act) with respect to NYSE MKT LLC, if such person is seeking to obtain a waiver above the 20% level.

As used in this document, “related persons” means with respect to any person:

•	any “affiliate” of such person (as such term is defined in Rule 12b-2 under the Exchange Act);

•

any other person(s) with which such first person has any agreement, arrangement or understanding (whether or not in writing) to act together for the purpose of acquiring, voting, holding or disposing of NYSE Euronext shares;

•

in the case of a person that is a company, corporation or similar entity, any executive officer (as defined under Rule 3b-7 under the Exchange Act) or director of such person and, in the case of a person that is a partnership or a limited liability company, any general partner, managing member or manager of such person, as applicable;

•

in the case of a person that is a “member organization” (as defined in the rules of New York Stock Exchange LLC, as such rules may be in effect from time to time), any “member” (as defined in the rules of New York Stock Exchange LLC, as such rules may be in effect from time to time) that is associated with such person (as determined using the definition of “person associated with a member” as defined under Section 3(a)(21) of the Exchange Act);

•

in the case of a person that is an OTP firm, any OTP holder that is associated with such person (as determined using the definition of “person associated with a member” as defined under Section 3(a)(21) of the Exchange Act);

•

in the case of a person that is a natural person, any relative or spouse of such natural person, or any relative of such spouse who has the same home as such natural person or who is a director or officer of NYSE Euronext or any of its parents or subsidiaries;

•

in the case of a person that is an executive officer (as defined under Rule 3b-7 under the Exchange Act), or a director of a company, corporation or similar entity, such company, corporation or entity, as applicable;

•	in the case of a person that is a general partner, managing member or manager of a partnership or limited liability company, such partnership or limited liability company, as applicable;

•

in the case of a person that is a “member” (as defined in the rules of New York Stock Exchange LLC, as such rules may be in effect from time to time), the “member organization” (as defined in the rules of New York Stock Exchange LLC, as such rules may be in effect from time to time) with which such person is associated (as determined using the definition of “person associated with a member” as defined under Section 3(a)(21) of the Exchange Act); and

•

in the case of a person that is an OTP holder, the OTP firm with which such person is associated (as determined using the definition of “person associated with a member” as defined under Section 3(a)(21) of the Exchange Act).

In making these determinations, the NYSE Euronext board of directors may impose conditions and restrictions on the relevant shareholder or its related persons that it deems necessary, appropriate or desirable in furtherance of the objectives of the Exchange Act, the European exchange regulations and the governance of NYSE Euronext.

For purposes of these provisions, a “European market subsidiary” means a “market operator,” as defined by the MiFID, that:

•	was owned by Euronext N.V. on April 4, 2007 and continues to be owned by NYSE Euronext; or

•

was acquired by Euronext N.V. after April 4, 2007 (provided that in this case, the acquisition of the market operator has been approved by NYSE Euronext board of directors and the jurisdiction in which such market operator operates is represented in the Euronext College of Regulators).

The NYSE Euronext certificate of incorporation also provides that the NYSE Euronext board of directors has the right to require any person and its related persons that the NYSE Euronext board of directors reasonably believes to be subject to the voting or ownership restrictions summarized above, and any shareholder (including related persons) that at any time beneficially owns 5% or more of NYSE Euronext shares, to provide to NYSE Euronext, upon the request of the NYSE Euronext board of directors, complete information as to all NYSE Euronext shares that such shareholder beneficially owns, as well as any other information relating to the applicability to such shareholder of the voting and ownership requirements outlined above.

If you are a related person with another holder of NYSE Euronext shares where either (1) you (either alone or with your related persons) may vote NYSE Euronext shares representing more than 10% of the then-outstanding votes entitled to vote at the NYSE Euronext special meeting or (2) you have entered into an agreement not to vote NYSE Euronext shares, the effect of which agreement would be to enable any persons, either alone or with its related persons, to vote or cause the voting of NYSE Euronext shares that represent in the aggregate more than 10% of the then-outstanding votes entitled to be cast at the NYSE Euronext special meeting, then please so notify NYSE Euronext by either including that information (including each related person’s complete name) on your proxy card or by contacting the corporate secretary by mail at NYSE Euronext, 11 Wall Street, New York, New York 10005, or by phone at +1 (212) 656-3000.

Treatment of Abstentions; Failure to Vote

For purposes of the NYSE Euronext special meeting, an abstention occurs when a NYSE Euronext stockholder attends the NYSE Euronext special meeting in person and does not vote or returns a proxy with an “abstain” vote.

•	For the NYSE Euronext Merger proposal, an abstention or a failure to vote will have the same effect as a vote cast “AGAINST” this proposal.

•

For the Merger-Related Named Executive Officer Compensation proposal, an abstention or failure to vote will have no effect on the vote count. If a NYSE Euronext stockholder is not present in person at the NYSE Euronext special meeting and does not respond by proxy, it will have no effect on the vote count for the Merger-Related Named Executive Officer Compensation proposal (assuming a quorum is present).

•

For the NYSE Euronext Adjournment proposal, an abstention or failure to vote will have no effect on the vote count. If a NYSE Euronext stockholder is not present in person at the NYSE Euronext special meeting and does not respond by proxy, it will have no effect on the vote count for the NYSE Euronext Adjournment proposal (assuming a quorum is present).

Voting on Proxies; Incomplete Proxies

Giving a proxy means that a NYSE Euronext stockholder authorizes the persons named in the enclosed proxy card to vote its shares at the NYSE Euronext special meeting in the manner it directs. A NYSE Euronext stockholder may vote by proxy or in person at the NYSE Euronext special meeting. If you hold your shares of NYSE Euronext common stock in your name as a stockholder of record, to submit a proxy, you, as a NYSE Euronext stockholder, may use one of the following methods:

•

By Internet. The web address and instructions for Internet voting can be found on the enclosed proxy card. You will be required to provide your assigned control number located on the proxy card. Internet voting via www.proxyvote.com is available 24 hours a day until 11:59 p.m., New York time, on the day preceding the NYSE Euronext special meeting, whereas Internet voting via www.virtualshareholdermeeting.com is only available during the NYSE Euronext special meeting (see “In Person” below). If you choose to vote by Internet, then you do not need to return the proxy card. Unless you are planning to vote during the Annual Meeting via www.virtualshareholdermeeting.com, to be valid, your vote by Internet must be received by 11:59 p.m., New York time, on the day preceding the NYSE Euronext special meeting.

•

By Telephone. The toll-free number for telephone voting can be found on the enclosed proxy card. You will be required to provide your assigned control number located on the proxy card. Telephone voting is available 24 hours a day. If you choose to vote by telephone, then you do not need to return the proxy card. To be valid, your vote by telephone must be received by 11:59 p.m., New York time, on the day preceding the NYSE Euronext special meeting.

•

By Mail. Mark the enclosed proxy card, sign and date it, and return it in the postage-paid envelope we have provided. To be valid, your vote by mail must be received by 11:59 p.m., New York time, on the day preceding the NYSE Euronext special meeting.

•

In Person. You may also vote your shares in person at the NYSE Euronext special meeting. NYSE Euronext stockholders attending the NYSE Euronext special meeting via the Internet should follow the instructions at www.virtualshareholdermeeting.com in order to vote during the meeting.

NYSE Euronext requests that NYSE Euronext stockholders vote over the Internet, by telephone or by completing and signing the accompanying proxy and returning it to NYSE Euronext as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy is returned properly executed, the shares of NYSE Euronext stock represented by it will be voted at the NYSE Euronext special meeting in accordance with the instructions contained on the proxy card.

If you sign and return your proxy or voting instruction card without indicating how to vote on any particular proposal, the NYSE Euronext common stock represented by your proxy will be voted “FOR” each proposal in accordance with the recommendation of the NYSE Euronext board of directors. Unless a NYSE Euronext stockholder checks the box on its proxy card to withhold discretionary authority, the proxyholders may use their discretion to vote on the proposals relating to the NYSE Euronext special meeting.

If a NYSE Euronext stockholder’s shares are held in “street name” by a broker, bank or other nominee, the stockholder should check the voting form used by that firm to determine whether it may vote by telephone or the Internet.

Every NYSE Euronext stockholder’s vote is important. Accordingly, each NYSE Euronext stockholder should vote via the Internet or by telephone, or sign, date and return the enclosed proxy card, whether or not the NYSE Euronext stockholder plans to attend the NYSE Euronext special meeting in person.

Shares Held in Street Name

If you are a NYSE Euronext stockholder and your shares are held in “street name” through a bank, broker or other holder of record, you must provide the record holder of your shares with instructions on how to vote the shares. Please follow the voting instructions provided by the bank or broker. You may not vote shares held in street name by returning a proxy card directly to NYSE Euronext or by voting in person at the NYSE Euronext special meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank or other nominee. Further, brokers, banks or other nominees who hold shares of NYSE Euronext common stock on behalf of their customers may not give a proxy to NYSE Euronext to vote those shares with respect to any of the proposals without specific instructions from their customers, as brokers, banks and other nominees do not have discretionary voting power on these matters. Therefore, if you are a NYSE Euronext stockholder and you do not instruct your broker, bank or other nominee on how to vote your shares:

•	your broker, bank or other nominee may not vote your shares on the NYSE Euronext Merger proposal, which broker non-votes will have the same effect as a vote “AGAINST” this proposal;

•

your broker, bank or other nominee may not vote your shares on the Merger-Related Named Executive Officer Compensation proposal, which broker non-votes will have no effect on the vote count for this proposal (assuming a quorum is present); and

•

your broker, bank or other nominee may not vote your shares on the NYSE Euronext Adjournment proposal, which broker non-votes will have no effect on the vote count for this proposal (assuming a quorum is present).

Revocability of Proxies and Changes to a NYSE Euronext Stockholder’s Vote

A NYSE Euronext stockholder has the power to change its vote at any time before its shares of NYSE Euronext common stock are voted at the NYSE Euronext special meeting by:

•

sending a written notice of revocation to the corporate secretary of NYSE Euronext at 11 Wall Street, New York, New York 10005 that is received by NYSE Euronext prior to 11:59 p.m., New York time, on the day preceding the NYSE Euronext special meeting, stating that you would like to revoke your proxy; or

•	submitting a new proxy bearing a later date (by Internet, telephone or mail) that is received no later than the deadline specified on the proxy card; or

•	attending the NYSE Euronext special meeting and voting in person or via www.virtualshareholdermeeting.com.

Please note, however, that under the rules of the New York Stock Exchange, any beneficial owner of NYSE Euronext common stock whose shares are held in street name by a New York Stock Exchange member brokerage firm may revoke its proxy and vote its shares in person at the NYSE Euronext special meeting only in accordance with applicable rules and procedures as employed by such beneficial owner’s brokerage firm. If your shares are held in an account at a broker, bank or other nominee, you must follow the directions you receive from your bank, broker or other nominee in order to change or revoke your vote and should contact your broker, bank or other nominee to change your vote.

Attending the NYSE Euronext special meeting will not automatically revoke a proxy that was submitted through the Internet or by telephone or mail.

Solicitation of Proxies

The cost of solicitation of proxies will be borne by NYSE Euronext. NYSE Euronext will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of common stock. NYSE Euronext has retained MacKenzie Partners, Inc. to assist in the solicitation of proxies for a fee of $[        ] plus reasonable out-of-pocket expenses. In addition to solicitations by mail, NYSE Euronext’s directors, officers and regular employees may solicit proxies personally or by telephone without additional compensation.

Attending the NYSE Euronext Special Meeting

Subject to space availability and certain security procedures, all NYSE Euronext stockholders as of the record date, or their duly appointed proxies, may attend the NYSE Euronext special meeting. Admission to the NYSE Euronext special meeting will be on a first-come, first-served basis. Registration and seating will begin at [            ], Eastern time.

If you hold your shares of NYSE Euronext common stock in your name as a stockholder of record and you wish to attend the NYSE Euronext special meeting, you must present the admission ticket included in this joint proxy statement/prospectus, your proxy and evidence of your stock ownership, such as your most recent account statement, to the NYSE Euronext special meeting. You should also bring valid picture identification.

If your shares of NYSE Euronext common stock are held in “street name” in a stock brokerage account or by a bank or nominee and you wish to attend the NYSE Euronext special meeting, you need to bring a copy of a bank or brokerage statement to the NYSE Euronext special meeting reflecting your stock ownership as of the record date. You should also bring valid picture identification.

NYSE EURONEXT PROPOSALS

NYSE Euronext Merger Proposal

As discussed throughout this document, NYSE Euronext is asking its stockholders to approve the NYSE Euronext Merger proposal. Pursuant to the merger agreement, ICE will acquire NYSE Euronext under a newly formed holding company, ICE Group. In a series of merger transactions, Braves Merger Sub will merge with and into ICE (the “ICE merger”) and, following the ICE merger, NYSE Euronext will merge with and into Baseball Merger Sub. In the event that certain legal opinions that are a condition to each party’s obligation to consummate the mergers cannot be obtained, the merger agreement provides that the NYSE Euronext merger will be restructured such that Baseball Merger Sub will merge with and into NYSE Euronext (in either case, the “NYSE Euronext merger”). Following the ICE merger and the NYSE Euronext merger (together, the “mergers”), each of ICE and NYSE Euronext will be direct wholly owned subsidiaries of ICE Group and the former ICE and NYSE Euronext stockholders will become holders of shares of ICE Group common stock. Following the completion of the mergers, ICE Group common stock is expected to be listed for trading on the New York Stock Exchange under ICE’s current ticker symbol “ICE”, and NYSE Euronext common stock will be delisted from the New York Stock Exchange and Euronext Paris, deregistered under the Exchange Act and cease to be publicly traded. ICE common stock will be delisted from the New York Stock Exchange, deregistered under the Exchange Act and cease to be publicly traded.

Holders of shares of NYSE Euronext common stock should read carefully this document in its entirety, including the appendices, for more detailed information concerning the merger agreement and the mergers. In particular, holders of shares of NYSE Euronext common stock are directed to the merger agreement, a copy of which is attached as Appendix A to this document.

Vote Required and NYSE Euronext Board Recommendation

The affirmative vote of a majority of the outstanding shares of NYSE Euronext common stock entitled to vote on the proposal at the NYSE Euronext special meeting is required to approve the NYSE Euronext Merger proposal.

The NYSE Euronext board of directors recommends a vote “FOR” the NYSE Euronext Merger proposal.

Merger-Related Named Executive Officer Compensation Proposal

Pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and Rule 14a-21(c) of the Exchange Act, NYSE Euronext is seeking non-binding, advisory stockholder approval of the compensation of NYSE Euronext’s named executive officers that is based on or otherwise relates to the mergers as disclosed in “The Mergers—Interests of NYSE Euronext Directors and Executive Officers in the NYSE Euronext Merger—Change of Control Compensation for NYSE Euronext’s Named Executive Officers” beginning on page [    ]. The proposal gives NYSE Euronext’s stockholders the opportunity to express their views on the merger-related compensation of NYSE Euronext’s named executive officers. Accordingly, NYSE Euronext is requesting stockholders to adopt the following resolution, on a non-binding, advisory basis:

“RESOLVED, that the compensation that may be paid or become payable to NYSE Euronext’s named executive officers in connection with the mergers, as disclosed pursuant to Item 402(t) of Regulation S-K in “The Mergers—Interests of NYSE Euronext Directors and Executive Officers—Change of Control Compensation for NYSE Euronext’s Named Executive Officers,” is hereby APPROVED.”

Vote Required and NYSE Euronext Board Recommendation

The vote on this proposal is a vote separate and apart from the vote to approve the NYSE Euronext Merger proposal. Accordingly, you may vote not to approve this proposal on merger-related compensation and benefits to be paid or provided to named executive officers of NYSE Euronext and vote to approve the NYSE Euronext Merger proposal and vice versa. The vote to approve merger-related named executive officer compensation and benefits is advisory in nature and, therefore, is not binding on NYSE Euronext or on ICE or on ICE Group or the boards of directors or the compensation committees of NYSE Euronext or ICE or ICE Group, regardless of whether the NYSE Euronext Merger proposal is approved. Approval of the non-binding, advisory proposal with respect to the compensation that may be received by NYSE Euronext’s named executive officers in connection with the mergers is not a condition to completion of the mergers, and failure to approve this advisory matter will have no effect on the vote to approve the NYSE Euronext Merger proposal. The merger-related named executive officer compensation to be paid in connection with the mergers is based on contractual arrangements with the named executive officers and accordingly the outcome of this advisory vote will not affect the obligation to make these payments.

The affirmative vote of a majority of the votes cast by stockholders entitled to vote on the proposal at the NYSE Euronext special meeting is required to approve the Merger-Related Named Executive Officer Compensation proposal.

The NYSE Euronext board of directors recommends a vote “FOR” the Merger-Related Named Executive Officer Compensation proposal.

NYSE Euronext Adjournment Proposal

The NYSE Euronext special meeting may be adjourned to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the NYSE Euronext special meeting to approve the NYSE Euronext Merger proposal.

If, at the NYSE Euronext special meeting, the number of shares of NYSE Euronext common stock present or represented and voting in favor of the NYSE Euronext Merger proposal is insufficient to approve the NYSE Euronext Merger proposal, NYSE Euronext intends to move to adjourn the NYSE Euronext special meeting in order to enable the NYSE Euronext board of directors to solicit additional proxies for approval of the NYSE Euronext Merger proposal. In that event, NYSE Euronext will ask its stockholders to vote only upon the NYSE Euronext Adjournment proposal, and not the NYSE Euronext Merger proposal or the Merger-Related Named Executive Officer Compensation proposal.

In this proposal, NYSE Euronext is asking its stockholders to authorize the holder of any proxy solicited by the NYSE Euronext board of directors to vote in favor of granting discretionary authority to the proxyholders, and each of them individually, to adjourn the NYSE Euronext special meeting to another time and place for the purpose of soliciting additional proxies. If the NYSE Euronext stockholders approve the NYSE Euronext Adjournment proposal, NYSE Euronext could adjourn the NYSE Euronext special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from NYSE Euronext stockholders who have previously voted.

Vote Required and NYSE Euronext Recommendation

The affirmative vote of a majority of the votes cast by stockholders entitled to vote on the proposal at the NYSE Euronext special meeting is required to approve the NYSE Euronext Adjournment proposal.

The NYSE Euronext board of directors recommends a vote “FOR” the NYSE Euronext Adjournment proposal.

Other Matters to Come Before the NYSE Euronext Special Meeting

No other matters are intended to be brought before the NYSE Euronext special meeting by NYSE Euronext, and NYSE Euronext does not know of any matters to be brought before the NYSE Euronext special meeting by others. If, however, any other matters properly come before the NYSE Euronext special meeting, the persons named in the proxy will vote the shares represented thereby in accordance with the judgment of management on any such matter.

ICE SPECIAL MEETING OF STOCKHOLDERS

Date, Time and Place

The special meeting of ICE stockholders will be held at [            ] at [            ], Eastern time, on [                    ], 2013. On or about [                    ], 2013, ICE commenced mailing this document and the enclosed form of proxy to its stockholders entitled to vote at the ICE special meeting.

Purpose of ICE Special Meeting

At the ICE special meeting, ICE stockholders will be asked to:

•	adopt the merger agreement, a copy of which is attached as Appendix A to this document, which is referred to as the ICE Merger proposal;

•

approve five separate proposals relating to the ICE Group amended and restated certificate of incorporation that will be in effect upon completion of the mergers, which are referred to collectively as the ICE Group Governance-Related proposals (each proposal is described below); and

•

approve one or more adjournments of the ICE special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the ICE Merger proposal and/or the ICE Group Governance-Related proposals, which is referred to as the ICE Adjournment proposal.

The ICE Group Governance-Related proposals consist of provisions in ICE Group’s amended and restated certificate of incorporation that will be in effect upon completion of the mergers that: (i) grant ICE Group authority to issue five hundred million (500,000,000) shares of common stock, par value $0.01 per share, and one hundred million (100,000,000) shares of preferred stock, par value $0.01 per share; (ii) impose limitations on ownership and voting of shares of ICE Group common stock; (iii) disqualify any person who is a U.S. Disqualified Person or a European Disqualified Person (each term is defined in the ICE Group bylaws) from acting as a director or officer of ICE Group; (iv) incorporate a set of considerations that the ICE Group board of directors may consider when it takes any action; and (v) require regulatory review of and impose new stockholder approval requirements on certain amendments to ICE Group’s certificate of incorporation. These proposals are described in more detail under “ICE Proposals—ICE Group Governance-Related Proposals.”

Recommendation of the ICE Board of Directors

The ICE board of directors recommends that you vote “FOR” the ICE Merger proposal, “FOR” the ICE Group Governance-Related proposals and “FOR” the ICE Adjournment proposal. See “The Mergers—Recommendation of the ICE Board of Directors and Reasons for the Mergers” on page [    ].

ICE Record Date and Quorum

The ICE board of directors has fixed the close of business on [                    ], 2013 as the record date for determining the holders of shares of ICE common stock entitled to receive notice of and to vote at the ICE special meeting.

As of the ICE record date, there were [                ] shares of ICE common stock outstanding and entitled to vote at the ICE special meeting held by [            ] holders of record. Each share of ICE common stock entitles the holder to one vote at the ICE special meeting on each proposal to be considered at the ICE special meeting.

The representation of the holders of a majority of the shares of ICE common stock issued and outstanding and entitled to vote at the ICE special meeting, present in person or represented by proxy, constitutes a quorum for the transaction of business at the ICE special meeting. All shares of ICE common stock, whether present in person or represented by proxy, including abstentions, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the ICE special meeting.

As of the record date, directors and executive officers of ICE and their affiliates owned and were entitled to vote [                ] shares of ICE common stock, representing approximately [    ]% of the shares of ICE common stock outstanding on that date. ICE currently expects that ICE’s directors and executive officers will vote their shares in favor of the ICE Merger proposal, the ICE Group Governance-Related proposals and the ICE Adjournment proposal, although none of them has entered into any agreements obligating them to do so.

Required Vote

Required Vote to Approve the ICE Merger Proposal

The affirmative vote of a majority of the outstanding shares of ICE common stock entitled to vote on the proposal at the ICE special meeting is required to approve the ICE Merger proposal.

Required Vote to Approve the ICE Group Governance-Related proposals

The vote of a majority of the votes cast affirmatively and negatively by stockholders entitled to vote on the ICE Group Governance-Related proposals at the ICE special meeting is required to approve each ICE Group Governance-Related proposal.

Required Vote to Approve the ICE Adjournment Proposal

The vote of a majority of the votes cast affirmatively and negatively by stockholders entitled to vote on the proposal at the ICE special meeting is required to approve the ICE Adjournment proposal.

Treatment of Abstentions; Failure to Vote

For purposes of the ICE special meeting, an abstention occurs when an ICE stockholder attends the ICE special meeting, either in person and does not vote or returns a proxy with an “abstain” vote.

•

For the ICE Merger proposal, if an ICE stockholder present in person at the ICE special meeting abstains from voting, or responds by proxy with an “abstain” vote, their proxy will have the same effect as a vote cast “AGAINST” this proposal. If an ICE stockholder is not present in person at the ICE special meeting and does not respond by proxy, their proxy will have the same effect as a vote cast “AGAINST” the ICE Merger proposal.

•

For each of the ICE Group Governance-Related proposals, if an ICE stockholder present in person at the ICE special meeting abstains from voting, or responds by proxy with an “abstain” vote, their proxy will have no effect on the vote count for each such proposal. If an ICE stockholder is not present in person at the ICE special meeting and does not respond by proxy, their proxy will have no effect on the vote count for the ICE Group Governance-Related proposals (assuming a quorum is present).

•

For the ICE Adjournment proposal, if an ICE stockholder present in person at the ICE special meeting abstains from voting, or responds by proxy with an “abstain” vote, their proxy will have no effect on the vote count for this proposal. If an ICE stockholder is not present in person at the ICE special meeting and does not respond by proxy, their proxy will have no effect on the vote count for the ICE Adjournment proposal (assuming a quorum is present).

Voting on Proxies; Incomplete Proxies

Giving a proxy means that an ICE stockholder authorizes the persons named in the enclosed proxy card to vote its shares at the ICE special meeting in the manner it directs. An ICE stockholder may vote by proxy or in person at the ICE special meeting. If you hold your shares of ICE common stock in your name as a stockholder of record, to submit a proxy, you, as an ICE stockholder, may use one of the following methods:

•

By Internet. Go to www.proxyvote.com and follow the instructions for Internet voting, which can also be found on the enclosed proxy card. You will be required to provide your assigned control number located on the proxy card. Internet voting is available 24 hours a day. If you choose to vote by Internet, then you do not need to return the proxy card. To be valid, your vote by Internet must be received by 11:59 p.m., Eastern Time, on the day preceding the ICE special meeting.

•

By Telephone. By calling the toll-free number for telephone voting that can be found on the enclosed proxy card. You will be required to provide your assigned control number located on the proxy card. Telephone voting is available 24 hours a day. If you choose to vote by telephone, then you do not need to return the proxy card. To be valid, your vote by telephone must be received by 11:59 p.m., Eastern Time, on the day preceding the ICE special meeting.

•

By Mail. Complete the enclosed proxy card, sign and date it, and return it in the postage-paid envelope we have provided. To be valid, your vote by mail must be received by 11:59 p.m., Eastern Time, on the day preceding the ICE special meeting.

•	In Person. You may also vote your shares in person at the ICE special meeting.

ICE requests that ICE stockholders vote over the Internet, by telephone or by completing and signing the accompanying proxy and returning it to ICE as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy is returned properly executed, the shares of ICE stock represented by it will be voted at the ICE special meeting in accordance with the instructions contained on the proxy card.

If any proxy is returned without indication as to how to vote, the shares of ICE common stock represented by the proxy will be voted as recommended by the ICE board of directors. Unless an ICE stockholder checks the box on its proxy card to withhold discretionary authority, the proxyholders may use their discretion to vote on other matters relating to the ICE special meeting.

If an ICE stockholder’s shares are held in “street name” by a broker, bank or other nominee, the stockholder should check the voting form used by that firm to determine whether it may vote by telephone or the Internet.

Every ICE stockholder’s vote is important. Accordingly, each ICE stockholder should vote via the Internet or by telephone, or sign, date and return the enclosed proxy card whether or not the ICE stockholder plans to attend the ICE special meeting in person.

Shares Held in Street Name

If you are an ICE stockholder and your shares are held in “street name” through a bank, broker or other holder of record, you must provide the record holder of your shares with instructions on how to vote the shares. Please follow the voting instructions provided by the bank or broker. You may not vote shares held in street name by returning a proxy card directly to ICE or by voting in person at the ICE special meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank or other nominee. Further, brokers, banks or other nominees who hold shares of ICE common stock on behalf of their customers may not give a proxy to ICE to vote those shares with respect to any of the proposals without specific instructions from their customers, as brokers, banks and other nominees do not have discretionary voting power on these matters. Therefore, if you are an ICE stockholder and you do not instruct your broker, bank or other nominee on how to vote your shares:

•	your broker, bank or other nominee may not vote your shares on the ICE Merger proposal, which broker non-votes will have the same effect as a vote “AGAINST” this proposal; and

•

your broker, bank or other nominee may not vote your shares on any of the ICE Group Governance-Related proposals or the ICE Adjournment proposal, which broker non-votes will have no effect on the vote count for these proposals (assuming a quorum is present).

Revocability of Proxies and Changes to an ICE Stockholder’s Vote

An ICE stockholder has the power to change its vote at any time before its shares of ICE common stock are voted at the ICE special meeting by:

•	sending a written notice of revocation to the corporate secretary of ICE at 2100 RiverEdge Parkway, Suite 500, Atlanta, Georgia 30328 stating that you would like to revoke your proxy;

•	submitting a new proxy bearing a later date (by Internet, telephone or mail) that is received no later than the deadline specified on the proxy card; or

•	attending the ICE special meeting and voting in person.

Please note, however, that under the rules of the New York Stock Exchange, any beneficial owner of ICE common stock whose shares are held in street name by a New York Stock Exchange member brokerage firm may revoke its proxy and vote its shares in person at the ICE special meeting only in accordance with applicable rules and procedures as employed by such beneficial owner’s brokerage firm. If your shares are held in an account at a broker, bank or other nominee, you must follow the directions you receive from your bank, broker or other nominee in order to change or revoke your vote and should contact your broker, bank or other nominee to change your vote.

Attending the ICE special meeting will not automatically revoke a proxy that was submitted through the Internet or by telephone or mail.

Solicitation of Proxies

The cost of solicitation of proxies will be borne by ICE. ICE will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of common stock. ICE has retained D.F. King & Co., Inc. to assist in the solicitation of proxies for a fee of $50,000 plus reasonable out-of-pocket expenses. In addition to solicitations by mail, ICE’s directors, officers and regular employees may solicit proxies personally or by telephone without additional compensation.

Attending the ICE Special Meeting

Subject to space availability, all ICE stockholders as of the record date, or their duly appointed proxies, may attend the ICE special meeting. Since seating is limited, admission to the ICE special meeting will be on a first-come, first-served basis. Registration and seating will begin at [            ], Eastern time. You must present the admission ticket included in this joint proxy statement/prospectus in order to attend the ICE special meeting, space permitting.

ICE PROPOSALS

ICE Merger Proposal

As discussed throughout this document, ICE is asking its stockholders to approve the ICE Merger proposal. Holders of shares of ICE common stock should read carefully this document in its entirety, including the appendices, for more detailed information concerning the merger agreement and the transactions contemplated thereby. In particular, holders of shares of ICE common stock are directed to the merger agreement, a copy of which is attached as Appendix A to this document.

Vote Required and ICE Board Recommendation

The affirmative vote of a majority of the outstanding shares of ICE common stock entitled to vote on the proposal at the ICE special meeting is required to approve the ICE Merger proposal.

The ICE board of directors recommends a vote “FOR” the ICE Merger proposal.

ICE Group Governance-Related Proposals

ICE is asking its stockholders to approve proposals relating to certain governance and other provisions in the amended and restated certificate of incorporation of ICE Group that will be applicable to ICE Group stockholders upon consummation of the mergers, substantially all of which will be included to comply with regulatory requirements that are necessary to secure certain regulatory approvals required to complete the mergers. In the merger agreement, ICE and NYSE Euronext agreed that ICE Group and ICE, as the sole shareholder of ICE Group prior to the ICE merger, will take all requisite action to cause the proposed form of amended and restated certificate of incorporation of ICE Group and the proposed form of amended and restated bylaws of ICE Group to be effective prior to the ICE merger. Although the current NYSE Euronext certificate of incorporation includes provisions comparable to the provisions described in the following proposals, the current ICE certificate of incorporation does not. Accordingly, ICE Group’s amended and restated certificate of incorporation will differ in material respects from ICE’s existing certificate of incorporation. The amended and restated certificate of incorporation of ICE Group will, among other things, impose limitations on ownership of ICE Group common stock, impose limitations on voting of ICE Group common stock, and require regulatory review of certain amendments to ICE Group’s certificate of incorporation. In addition, ICE Group’s amended and restated certificate of incorporation will authorize an amount of authorized capital stock that is greater than the amount authorized in ICE’s current certificate of incorporation.

Each of the five proposals comprising the ICE Group Governance-Related proposals is cross-conditioned upon the approval by the ICE stockholders of the ICE Merger proposal and each other proposal comprising the ICE Group Governance-Related proposals, and completion of the mergers is cross-conditioned on the approval by ICE stockholders of each of the ICE Group Governance-Related proposals. None of the actions contemplated by the ICE Group Governance-Related proposals will proceed if any of the ICE Merger proposal or Proposal A, B, C, D or E of the ICE Group Governance-Related proposals is not approved by the ICE stockholders. As a result, a vote against any of the following proposals effectively will be a vote against adoption of the merger agreement and the transactions contemplated by the merger agreement. Failure to gain stockholder approval for any of the five proposals comprising the ICE Group Governance-Related proposals could cause the mergers not to close or to close later than expected, and/or could cause ICE to incur substantial costs and expenses. The provisions of ICE Group’s amended and restated certificate of incorporation and amended and restated bylaws, including the terms of the shares of ICE Group common stock, will become applicable to the ICE and NYSE Euronext stockholders who continue as ICE Group stockholders as a result of the mergers regardless of whether they vote in favor of the ICE Merger proposal, any of the ICE Group Governance-Related proposals, or the NYSE Euronext Merger proposal, as applicable.

The form of ICE Group’s amended and restated certificate of incorporation is included in this joint proxy statement/prospectus as Appendix B, and ICE encourages its stockholders to read the following proposals together with Appendix B. The provisions to which these proposals relate are summarized under “Comparison of Stockholders’ Rights” and “Description of ICE Group Capital Stock.”

Proposal A:	Provisions Related to the Amount and Classes of Authorized Stock

Under the amended and restated certificate of incorporation, ICE Group will have authority to issue (i) five hundred million (500,000,000) shares of common stock, par value $0.01 per share, and (ii) one hundred million (100,000,000) shares of preferred stock, par value $0.01 per share, which is a larger number of authorized shares than authorized under ICE’s current charter. Under its current charter, ICE is authorized to issue 194,275,000 shares of common stock, par value $0.01 per share, in three separate classes, and 25,000,000 shares of preferred stock, par value $0.01 per share. Unlike the ICE certificate of incorporation, the amended and restated certificate of incorporation of ICE Group will provide for only one class of common stock.

The increased amount of authorized shares of ICE Group common stock will provide greater flexibility in the capital structure of the combined company following the mergers by allowing it to raise capital that may be necessary to further develop its business, to fund potential acquisitions, to have shares available for use in connection with stock plans and to pursue other corporate purposes that may be identified by the ICE Group board of directors in the future. The increased amount of authorized shares of ICE Group preferred stock will give the ICE Group board of directors the same power granted to the ICE board in its parallel blank check preferred stock provision, but with respect to a larger number of shares. Consistent with the authority of the ICE board of directors under ICE’s current certificate of incorporation, the ICE Group board of directors will have broad power to establish the rights and preferences of any shares of preferred stock ICE Group may issue in the future. See “Description of ICE Group Capital Stock” for a description of ICE Group capital stock and the rights of ICE Group stockholders.

Proposal B:	Provisions Related to Limitations on Ownership and Voting of ICE Group Common Stock

Article V of the amended and restated certificate of incorporation of ICE Group will impose limitations on ownership and voting of shares of ICE Group common stock. A related provision in Section B of Article IX will articulate the quorum requirement for stockholder meetings and clarify that shares held in excess of the voting limitation will not count towards the quorum requirement for ICE Group stockholder meetings and will not be counted for purposes of determining the majority of shares of ICE Group stock. The ownership and voting limitation provisions in Article V and the related provision in Section B of Article IX will be included in the amended and restated certificate of incorporation to comply with regulatory requirements that are necessary to secure certain regulatory approvals required to complete the mergers. Although a comparable provision is included in NYSE Euronext’s current certificate of incorporation, the current ICE certificate of incorporation does not include a comparable provision.

More specifically, Article V will provide that, for so long as ICE Group shall control, directly or indirectly, any U.S. Regulated Subsidiary or any European Market Subsidiary, no person, either alone or with its related persons, may beneficially own shares of ICE Group common stock representing in the aggregate more than 20% of the then outstanding votes entitled to be cast on any matter unless otherwise approved by the ICE Group board of directors (in accordance with the requirements of Article V), the SEC and each European regulator having appropriate jurisdiction and authority. If no such permission is granted and approved, any person who, either alone or together with its related persons, owns shares of ICE Group common stock in excess of the 20% ownership threshold would be obligated to sell, and ICE Group would be obligated to purchase, at the par value of such shares to the extent ICE Group has funds legally available to make such a purchase, the number of shares held by such person such that the person, together with its related persons, owns no shares of ICE Group stock above the ownership limitation.

Additionally, Article V will provide that, for so long as ICE Group shall control, directly or indirectly, any U.S. Regulated Subsidiary or any European Market Subsidiary, no person, either alone or with its related persons, may possess the right to vote or cause the voting of shares of ICE Group capital stock representing more than 10% of the then outstanding votes entitled to be cast on any matter, and no person, either alone or with its related persons, may acquire the ability to vote more than 10% of the then outstanding votes entitled to be cast on any matter by virtue of agreements entered into by other persons not to vote shares of ICE Group capital stock, unless otherwise approved by the ICE Group board of directors (in accordance with the requirements of Article V), the SEC and each European regulator having appropriate jurisdiction and authority.

The voting limitations will not apply to a solicitation of a revocable proxy from any ICE Group stockholder by or on behalf of ICE Group or by any officer or director of ICE Group acting on behalf of ICE Group or to a solicitation of a revocable proxy from any ICE Group stockholder by any other ICE Group stockholder in accordance with Regulation 14A of the Exchange Act. This exception, however, will not apply to certain solicitations by a shareholder pursuant to Rule 14a-2(b)(2) of the Exchange Act, which permits a solicitation made otherwise than on behalf of ICE Group where the total number of persons solicited is not more than ten.

Under Article V of the ICE Group amended and restated certificate of incorporation, the ICE Group board of directors would have the right to require any person that it reasonably believes (i) to be subject to the voting limitations, (ii) to own shares in excess of the ownership limitation, or (iii) to beneficially own shares of stock of ICE Group representing in the aggregate more than 5% of the then outstanding votes entitled to be cast on any matter, which ownership such person has not reported to ICE Group, to provide to ICE Group, at the board’s request, information as to all shares of ICE Group stock beneficially owned by such person and any other factual matter relating to the applicability of Article V. The board of directors would have the authority to make final determinations with respect to the application of Article V on the basis of such information sought from stockholders.

For purposes of the ICE Group amended and restated certificate of incorporation,

•

“U.S. Regulated Subsidiaries” means New York Stock Exchange LLC, NYSE Market, Inc., NYSE Regulation, Inc., NYSE Arca, LLC, NYSE Arca, Inc., NYSE Arca Equities, Inc. and NYSE MKT LLC or their successors, in each case to the extent that such entities continue to be controlled, directly or indirectly, by ICE Group (and each a “U.S. Regulated Subsidiary”);

•

“European Market Subsidiary” means (A) any of (1) Euronext Brussels N.V./S.A., (2) Euronext Lisbon S.A., (3) Euronext Amsterdam N.V., (4) Euronext Paris S.A.; and (5) any other subsidiary of Euronext operating a European Regulated Market that is formed or acquired by Euronext after April 4, 2007; provided that, in the case of (5), the formation or acquisition of such subsidiary shall have been approved by the ICE Group board of directors and the jurisdiction in which such subsidiary is located is represented in the Euronext College of Regulators; and (B) any other subsidiary controlled, directly or indirectly, by any of the entities listed in subparagraph (A)(1), (2), (3) and (4), including Interbolsa S.A.; and

•

“European Regulated Markets” means (A) each “regulated market” or “multilateral trading facility” (each as defined by the European Directive on Markets in Financial Instruments 2004/39 EC) in Europe that (1) is operated by Euronext Brussels N.V./S.A., Euronext Lisbon S.A., Euronext Amsterdam N.V., or Euronext Paris S.A.; or (2) is operated by an entity formed or acquired by Euronext after the Effective Time; provided that, in the case of sub-paragraph (2), the formation or acquisition of such European Regulated Market shall have been approved by the ICE Group board of directors and the jurisdiction in which such European Regulated Market operates is represented in the Euronext College of Regulators; and (B) any other facility operated by an entity controlled, directly or indirectly, by any of the entities listed in subparagraph (A)(1), including Interbolsa S.A., (and each a “European Regulated Market”).

The amended and restated certificate of incorporation of ICE Group will also include a related provision in Section B of Article IX that will articulate the quorum requirement for stockholder meetings and clarify that shares held in excess of the voting limitation would not count towards the quorum requirement for stockholder meetings and would not be counted for purposes of determining the majority of shares of ICE Group stock. The quorum requirement for stockholder meetings currently is included in the ICE bylaws. Under the amended and restated certificate of incorporation of ICE Group, the holders of a majority of the voting power of the outstanding shares of stock of ICE Group entitled to vote on a matter, present at a stockholders meeting in person or represented by proxy, would constitute a quorum, however, any shares in excess of the voting limitation would not be counted as present at the meeting and would not be counted as outstanding shares of stock of ICE Group for purposes of determining whether there is a quorum (unless the voting limitation had been properly waived). The quorum requirement under the amended and restated certificate of incorporation is the same standard as exists under the current ICE certificate of incorporation other than the voting limitation exception.

According to the terms of the amended and restated certificate of incorporation, each provision of Article V related to any European Market Subsidiary or any European regulatory requirement will be automatically repealed if ICE Group at any time in the future no longer holds a direct or indirect controlling interest (as defined below) in Euronext or if a “Euronext Call Option” (as defined in the ICE Group bylaws) has been exercised and, after a period of six months following such exercise, Stichting NYSE Euronext, a foundation (“stichting”) organized under the laws of The Netherlands, formed by NYSE Euronext on April 4, 2007 (the “Foundation”) holds shares of Euronext that represent a substantial portion of Euronext’s business (provided that, in this case, the ICE Group board of directors may have approved of the applicable revocation). The current form of ICE Group’s amended and restated bylaws define “controlling interest,” which will be incorporated by reference into ICE Group’s amended and restated certificate of incorporation, to mean 50% or more of both the outstanding voting securities of an entity and the combined voting power of the outstanding voting securities of such entity entitled to vote generally in the election of directors.

Proposal C:	Provisions Related to Disqualification of Officers and Directors and Certain Powers of the Board of Directors

Article VII of the amended and restated certificate of incorporation of ICE Group will disqualify any person who is a U.S. Disqualified Person or a European Disqualified Person from acting as a director or officer of ICE Group. Article VII will be included in the amended and restated certificate of incorporation to comply with regulatory requirements that are necessary to secure certain regulatory approvals required to complete the mergers. Although a comparable provision is in the current NYSE Euronext certificate of incorporation, no comparable provision is contained in the current ICE certificate of incorporation.

For purposes of proposed Article VII,

•

“U.S. Disqualified Person” means a person that is subject to any statutory disqualification (as defined in Section 3(a)(39) of the Exchange Act), and a person may become subject to a statutory disqualification as a consequence of an adverse outcome to certain criminal, judicial or regulatory proceedings relating to financial service activities, and

•

“European Disqualified Person” means a person that has been determined by a European regulator to be in violation of laws or regulations adopted in accordance with the European Directive on Markets in Financial Instruments applicable to any European Market Subsidiary requiring such person to act fairly, honestly and professionally.

According to the terms of the amended and restated certificate of incorporation of ICE Group, the provision of Article VII that would disqualify any person who is a European Disqualified Person from acting as a director or officer of ICE Group will be automatically repealed if ICE Group at any time in the future no longer holds a direct or indirect controlling interest (as defined in the ICE Group bylaws) in Euronext or if a “Euronext Call Option” (as defined in the ICE Group bylaws) has been exercised and, after a period of six months following such exercise, the Foundation holds shares of Euronext that represent a substantial portion of Euronext’s business (provided that, in this case, the ICE Group board of directors may have approved of the applicable revocation).

Proposal D:	Provisions Related to Considerations of the Board of Directors

Article VI of the amended and restated certificate of incorporation of ICE Group will incorporate a set of considerations that the board of directors may consider when it takes any action. Article VI will be included in the amended and restated certificate of incorporation to comply with regulatory requirements that are necessary to secure certain regulatory approvals required to complete the mergers. A parallel provision is in the current NYSE Euronext certificate of incorporation, but no parallel provision exists in the current ICE certificate of incorporation.

Under Section G of Article VI, in taking any action, including action that may involve or relate to a change or potential change in the control of ICE Group, a director may consider both the long-term and short-term interests of ICE Group and its stockholders and the effects that ICE Group’s actions may have in the short-term or long-term upon any one or more of the following matters:

•	the prospects for potential growth, development, productivity and profitability of ICE Group and its subsidiaries;

•	the current employees of ICE Group or its subsidiaries;

•

the employees of ICE Group or its subsidiaries and other beneficiaries receiving or entitled to receive retirement, welfare or similar benefits from or pursuant to any plan sponsored, or agreement entered into, by ICE Group or its subsidiaries;

•	the customers and creditors of ICE Group or its subsidiaries;

•

the ability of ICE Group and its subsidiaries to provide, as a going concern, goods, services, employment opportunities and employment benefits and otherwise to contribute to the communities in which they do business;

•	the potential impact on the relationships of ICE Group or its subsidiaries with regulatory authorities and the regulatory impact generally; and

•	such other additional factors as a director may consider appropriate in such circumstances.

Proposal E:	Provisions Related to Amendments to the ICE Group Certificate of Incorporation

Article X of the amended and restated certificate of incorporation of ICE Group will require regulatory review of and impose new stockholder approval requirements on certain amendments to ICE Group’s certificate of incorporation. Article X will be included in the amended and restated certificate of incorporation to comply with regulatory requirements that are necessary to secure certain regulatory approvals required to complete the mergers. Under the current ICE certificate of incorporation, certain charter amendments are subject to a 66 2/3% vote requirement, including any amendment that would change the power of the board of directors, change the number of directors or change the limitations on stockholder action outside of stockholder meetings, including the inability of stockholders to act by written consent. The provisions of the amended and restated certificate of incorporation of ICE Group subject to a supermajority vote requirement are described below.

Under the Delaware General Corporation Law, unless a corporation’s certificate of incorporation imposes a higher vote requirement, a corporation may amend its certificate of incorporation upon the submission of a proposed amendment to stockholders by the board of directors and the subsequent receipt of the affirmative vote of a majority of its outstanding voting shares and the affirmative vote of a majority of the outstanding shares of each class entitled to vote thereon as a class. Under the amended and restated certificate of incorporation of ICE Group, the affirmative vote of the holders of not less than 66 2/3% of the voting power of all outstanding shares of common stock and all other outstanding shares of stock of ICE Group entitled to vote on such matter will be required to amend, modify in any respect or repeal any provision of the certificate of incorporation related to: (i) considerations of the board of directors in taking any action; (ii) limitations on stockholder action by written consent; (iii) the required quorum at meetings of the stockholders; (iv) the amendment of the bylaws by the stockholders; (v) the location of stockholder meetings and records; (vi) limitations on voting and ownership of

ICE Group common stock and (vii) the provisions in Article X requiring such a supermajority vote. Additionally, the minimum applicable stockholder approval percentage will be 80% for any amendment to the ICE Group certificate of incorporation seeking to reduce the minimum percentage of votes required for certain amendments to ICE Group’s bylaws, which is set forth in ICE Group’s bylaws.

ICE Group’s amended and restated certificate of incorporation also will provide that, for so long as ICE Group controls, directly or indirectly, any U.S. Regulated Subsidiary, before any amendment or repeal of any provision of the certificate of incorporation will be effective, it must be submitted to the boards of directors of New York Stock Exchange LLC, NYSE Market, Inc., NYSE Regulation, Inc., NYSE Arca, NYSE Arca Equities and NYSE MKT LLC. If any of these boards of directors determines that the amendment or repeal must be filed with, or filed with and approved by, the SEC under Section 19 of the Exchange Act, then the amendment or repeal may not be effectuated until filed with, or filed with and approved by, the SEC. Likewise, for so long as ICE Group controls, directly or indirectly, any European Market Subsidiary, before any amendment or repeal of any provision of the ICE Group certificate of incorporation will be effective, the amendment or repeal must be submitted to the board of directors of the European Market Subsidiary and, if such board of directors determines that such amendment or repeal must be filed with, or filed with and approved by, a European regulator under European exchange regulations before such amendment or repeal may be effectuated, then the amendment or repeal will not be effectuated until filed with, or filed with and approved by, the relevant European regulator.

According to the terms of the amended and restated certificate of incorporation of ICE Group, the provision of Article X that will require European regulatory review of certain amendments to ICE Group’s certificate of incorporation will be automatically repealed if ICE Group at any time in the future no longer holds a direct or indirect controlling interest (as defined in the ICE Group bylaws) in Euronext or if a “Euronext Call Option” (as defined in the ICE Group bylaws) has been exercised and, after a period of six months following such exercise, the Foundation holds shares of Euronext that represent a substantial portion of Euronext’s business (provided that, in this case, the ICE Group board of directors may have approved of the applicable revocation).

As discussed under “Comparison of Stockholders’ Rights,” ICE Group’s amended and restated certificate of incorporation and bylaws are subject to review and approval by the SEC and European regulators. It is possible that, after the date of this joint proxy statement/prospectus, the SEC and European regulatory authorities may require changes, in addition to those described elsewhere in this document, as part of their approval of the mergers.

ICE is currently discussing with the Euronext College of Regulators the definition of “controlling interest” for purposes of the amended and restated certificate of incorporation of ICE Group and a related provision in its bylaws, under each of which certain provisions governing ICE Group with respect to the regulated subsidiaries of Euronext will automatically be repealed when ICE Group no longer holds a “controlling interest” in Euronext. As described above, the form of amended and restated bylaws of ICE Group define “controlling interest” to mean 50% or more of both the outstanding voting shares of an entity and the combined voting power of the outstanding securities of such entity entitled to vote generally in the election of directors, and the bylaw definition is incorporated into the certificate of incorporation. The definition is the same as the definition in the current constitutional documents of NYSE Euronext. The Euronext College of Regulators is considering the “controlling interest” threshold and, in this context, it is considering certain commitments that ICE Group may be able to make with respect to the governance of the entity that owns the Euronext businesses (apart from any businesses and assets retained by ICE Group), which commitments would be triggered once ICE Group no longer owns a “controlling interest.” Such restrictions would be intended to safeguard against major shareholder influence of the Euronext businesses (including that of ICE Group).

Vote Required and ICE Board Recommendation

The vote of a majority of the votes cast affirmatively and negatively by stockholders entitled to vote on the ICE Group Governance-Related proposals at the ICE special meeting is required to approve each ICE Group Governance-Related proposal.

The ICE board of directors recommends a vote “FOR” the ICE Group Governance-Related proposals.

ICE Adjournment Proposal

The ICE special meeting may be adjourned to another time or place, if necessary or appropriate, to permit, among other things, further solicitation of proxies if necessary to obtain additional votes in favor of the ICE Merger proposal and/or the ICE Group Governance-Related proposals.

If, at the ICE special meeting, the number of shares of ICE common stock present or represented and voting in favor of the ICE Merger proposal and/or the ICE Group Governance-Related proposals is insufficient to approve the ICE Merger proposal and/or the ICE Group Governance-Related proposals, ICE intends to move to adjourn the ICE special meeting in order to enable the ICE board of directors to solicit additional proxies for approval of the ICE Merger proposal and/or the ICE Group Governance-Related proposals, as applicable.

In the ICE Adjournment proposal, ICE is asking its stockholders to authorize the holder of any proxy solicited by the ICE board of directors to vote in favor of granting discretionary authority to the proxyholders, and each of them individually, to adjourn the ICE special meeting to another time and place for the purpose of soliciting additional proxies. If the ICE stockholders approve the ICE Adjournment proposal, ICE could adjourn the ICE special meeting and any adjourned session of the ICE special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from ICE stockholders who have previously voted.

Vote Required and ICE Board Recommendation

The vote of a majority of the votes cast affirmatively and negatively by stockholders entitled to vote on the proposal at the ICE special meeting is required to approve the ICE Adjournment proposal.

The ICE board of directors recommends a vote “FOR” the ICE Adjournment proposal.

Other Matters to Come Before the ICE Special Meeting

No other matters are intended to be brought before the ICE special meeting by ICE, and ICE does not know of any matters to be brought before the ICE special meeting by others. If, however, any other matters properly come before the ICE special meeting, the persons named in the proxy will vote the shares represented thereby in accordance with the judgment of management on any such matter.

INFORMATION ABOUT THE COMPANIES

IntercontinentalExchange, Inc.

2100 RiverEdge Parkway

Suite 500

Atlanta, Georgia 30328

Phone: (770) 857-4700

IntercontinentalExchange, Inc., a Delaware corporation, is a leading operator of regulated exchanges and clearing houses serving the risk management needs of global markets for agricultural, credit, currency, emissions, energy and equity index products. ICE serves customers in more than 70 countries and was formed on May 8, 2000. ICE owns and operates:

•

ICE Futures Europe, which operates as a United Kingdom Recognized Investment Exchange for the purpose of price discovery, trading and risk management within the energy and environmental commodity futures and options markets;

•

ICE Futures U.S., Inc., which operates as a United States Designated Contract Market for the purpose of price discovery, trading and risk management within the agricultural, energy, equity index and currency futures and options markets;

•	ICE Futures Canada, Inc., which operates as a Canadian derivatives exchange for the purpose of price discovery, trading and risk management within the agricultural futures and options markets;

•	ICE U.S. OTC Commodity Markets, LLC, an OTC exempt commercial market for bilateral energy contracts;

•	Creditex Group Inc., which operates in the OTC credit default swap trade execution markets; and

•	Five central counterparty clearing houses, including ICE Clear Europe Limited, ICE Clear U.S., Inc., ICE Clear Canada, Inc., ICE Clear Credit LLC and The Clearing Corporation.

ICE common stock is listed on the New York Stock Exchange under the symbol “ICE.”

IntercontinentalExchange Group, Inc.

c/o IntercontinentalExchange, Inc.

2100 RiverEdge Parkway

Suite 500

Atlanta, Georgia 30328

Phone: (770) 857-4700

IntercontinentalExchange Group, Inc. is a Delaware corporation and a direct, wholly owned subsidiary of ICE. ICE Group was organized on March 6, 2013, for the sole purpose of effecting the mergers. Upon completion of the mergers, ICE and NYSE Euronext will each become wholly owned subsidiaries of ICE Group and ICE Group will continue as a holding company. Following the mergers, former ICE and NYSE Euronext stockholders will be holders of shares of ICE Group common stock.

ICE Group has not commenced operations, has no assets or liabilities and has not carried on any activities other than in connection with the mergers. There is currently no established public trading market for shares of ICE Group common stock, but shares of ICE Group common stock are expected to trade on the New York Stock Exchange under the symbol “ICE” upon consummation of the mergers.

NYSE Euronext

11 Wall Street

New York, New York 10005

Phone: (212) 656-3000

NYSE Euronext, a Delaware corporation organized on May 22, 2006, is a holding company that, through its subsidiaries, operates the following securities exchanges: the New York Stock Exchange, LLC, NYSE Arca, Inc. and NYSE MKT LLC in the United States and the European-based exchanges that comprise Euronext N.V.—the London, Paris, Amsterdam, Brussels and Lisbon stock exchanges, as well as the derivatives markets in London, Paris, Amsterdam, Brussels and Lisbon and the United States futures market, NYSE Liffe US, LLC. NYSE Euronext is a global markets operator and provider of securities listing, trading, market data products, and software and technology services. NYSE Euronext also provides critical technology infrastructure around the world to its clients and exchange partners including colocation services, connectivity, trading platforms and market data content and services. NYSE Euronext was formed in connection with the April 4, 2007 combination of NYSE Group (which was formed in connection with the March 7, 2006 merger of the NYSE and Archipelago) and Euronext N.V. NYSE Euronext common stock is dually listed on the New York Stock Exchange and Euronext Paris under the symbol “NYX.”

Braves Merger Sub

c/o IntercontinentalExchange, Inc.

2100 RiverEdge Parkway

Suite 500

Atlanta, Georgia 30328

Phone: (770) 857-4700

Braves Merger Sub, whose legal name is Braves Merger Sub, Inc., is a Delaware corporation, an indirect subsidiary of ICE and a direct, wholly owned subsidiary of ICE Group. Upon the completion of the ICE merger, Braves Merger Sub will cease to exist. Braves Merger Sub was formed on March 6, 2013 for the sole purpose of effecting the ICE merger.

Baseball Merger Sub

c/o IntercontinentalExchange, Inc.

2100 RiverEdge Parkway

Suite 500

Atlanta, Georgia 30328

Phone: (770) 857-4700

Baseball Merger Sub, whose legal name is Baseball Merger Sub, LLC, is a Delaware limited liability company, an indirect subsidiary of ICE and a direct, wholly owned subsidiary of ICE Group. Upon the completion of the NYSE Euronext merger, Baseball Merger Sub will continue to exist as a direct, wholly owned subsidiary of ICE Group unless the NYSE Euronext merger is restructured such that Baseball Merger Sub will merge with and into NYSE Euronext, in which case NYSE Euronext will continue to exist as a direct, wholly owned subsidiary of ICE Group. Baseball Merger Sub was formed on December 12, 2012 for the sole purpose of effecting the NYSE Euronext merger.

CURRENT DIRECTORS AND OFFICERS OF ICE GROUP

Set forth below is information regarding the directors and executive officers of ICE Group.

Name	Age	Title
Jeffrey C. Sprecher	57	President and Director
Scott A. Hill	45	Vice President and Director
Johnathan H. Short	47	Director

Jeffrey C. Sprecher. Mr. Sprecher is President and a director of ICE Group and has held these positions since the formation of ICE Group in March 2013. Mr. Sprecher also serves as the Chief Executive Officer and a director of ICE and has held these positions since its inception and has served as the chairman of the ICE board of directors since November 2002. As Chief Executive Officer of ICE, he is responsible for the company’s strategic direction, operation, and financial performance. Mr. Sprecher purchased Continental Power Exchange, Inc., the predecessor company to ICE, in 1997. Prior to joining Continental Power Exchange, Inc., Mr. Sprecher held a number of positions, including President, over a fourteen-year period with Western Power Group, Inc., a developer, owner and operator of large central-station power plants. While with Western Power, Mr. Sprecher was responsible for a number of significant financings. Mr. Sprecher serves on the U.S. Commodity Futures Trading Commission Global Market Advisory Committee and is a member of the Energy Security Leadership Council. Mr. Sprecher has been consistently recognized for his entrepreneurial achievements. Mr. Sprecher holds a B.S. degree in Chemical Engineering from the University of Wisconsin and an MBA from Pepperdine University.

Scott A. Hill. Mr. Hill is Vice President and a director of ICE Group and has held these positions since the formation of ICE Group in March 2013. Mr. Hill also serves as Senior Vice President and Chief Financial Officer of ICE and has held these positions since May 2007. As Chief Financial Officer, he is responsible for overseeing all aspects of ICE’s finance and accounting functions, including treasury, tax, accounting controls, financial planning, mergers and acquisitions, business development, human resources and investor relations. Mr. Hill also oversees ICE’s global clearing operations, including its credit default swap clearing houses. Prior to joining ICE, Mr. Hill spent 16 years as an international finance executive for IBM. He oversaw IBM’s worldwide financial forecasts and measurements from 2006 through 2007, working alongside the CFO of IBM and with all of the company’s global business units. Prior to that, Mr. Hill was Vice President and Controller of IBM’s Japan multi-billion dollar business operation from 2003 through 2005. Mr. Hill earned his BBA in Finance from the University of Texas at Austin and his MBA from New York University.

Johnathan H. Short. Mr. Short is a director of ICE Group and has been a director since the formation of ICE Group in March 2013. Mr. Short also serves as Senior Vice President, General Counsel and Corporate Secretary of ICE and has held these positions since June 2004. In his role as General Counsel, he is responsible for managing ICE’s legal and regulatory affairs. As Corporate Secretary, he is also responsible for a variety of ICE’s corporate governance matters. Prior to joining us, Mr. Short was a partner at McKenna Long & Aldridge LLP, a national law firm. Mr. Short practiced in the corporate law group of McKenna, Long & Aldridge (and its predecessor firm, Long Aldridge & Norman LLP) from November 1994 until he joined us in June 2004. From April 1991 until October 1994, he practiced in the commercial litigation department of Long Aldridge & Norman LLP. Mr. Short holds a J.D. degree from the University of Florida, College of Law, and a B.S. in Accounting from the University of Florida, Fisher School of Accounting.

CURRENT DIRECTORS OF ICE

Set forth below for the members of the ICE board of directors as of the date of this joint proxy statement/prospectus are the names, biographical information, age, summary of qualifications and the year in which each director joined the ICE board of directors:

Name	Biographical Information of Current ICE Directors	Age	Director Since
Charles R. Crisp	Mr. Crisp is the retired President and Chief Executive Officer of Coral Energy, a Shell Oil affiliate responsible for wholesale gas and power activities. He served in this position from 1999 until his retirement in October 2000, and was President and Chief Operating Officer from January 1998 through February 1999. Prior to that, he served as President of the power generation group of Houston Industries, he served as President and Chief Operating Officer of Tejas Gas Corporation from 1988 to 1996, he served as a Vice President, Executive Vice President and President at Houston Pipeline Co. from 1985 to 1988, he served as Executive Vice President of Perry Gas Co. Inc. from 1982 to 1985 and he was with Conoco, Inc., where he held various positions in engineering, operations and management from 1969 to 1982. Mr. Crisp serves on the board of directors of ICE Futures U.S., ICE’s subsidiary. In addition, he serves as a director of EOG Resources, Inc., AGL Resources, Inc. and Targa Resources, Corp. He holds a B.S. degree in Chemical Engineering from Texas Tech University and completed the Program for Management Development at Harvard Graduate School of Business.	65	2002

Jean-Marc Forneri	Mr. Forneri is founder and senior partner of Bucephale Finance, a boutique M&A firm specializing in large transactions for French corporations, foreign investors and private equity firms. For the seven years prior to Bucephale’s founding, he headed the investment banking business of Credit Suisse First Boston in Paris. He was Managing Director and Head of Credit Suisse First Boston France S.A., and Vice Chairman, Europe. Prior to that, he was a Partner of Demachy Worms & Cie Finance from 1994 to 1996, where he was in charge of investment banking activities of Group Worms. He is also a director of Safran SA and Balmain SA, and is a member of the Supervisory Board of Grand Port Maritime de Marseille. He holds a B.S. in Political Science from the Ecole Nationale d’Administration.	53	2002

Senator Judd A. Gregg	Senator Gregg spent over three decades in public office, most recently serving as the United States Senator of New Hampshire from 1993 to 2011. During his tenure in the Senate, Senator Gregg served on a number of key Senate Committees including Budget; Appropriations; Government Affairs; Banking, Housing and Urban Affairs; Commerce, Science and Transportation; Foreign Relations; and Health, Education, Labor and Pensions. He served as the Chairman and Ranking Member of the Health, Education, Labor and Pensions Committee and the Chairman and Ranking Member of the Senate Budget Committee, as well	66	2011

Name	Biographical Information of Current ICE Directors	Age	Director Since
	as chairman of various sub-committees. Senator Gregg served as Governor of New Hampshire from 1989 to 1993 and as a member of the U.S. House of Representatives from New Hampshire’s 2nd district from 1981 to 1989. Senator Gregg also serves on the board of directors of ICE U.S. OTC Commodity Markets, ICE’s subsidiary. Senator Gregg is also a director at Honeywell International, Inc. and an International Advisor at Goldman Sachs. Senator Gregg earned an undergraduate degree from Columbia University and a Juris Doctor and a Master of Laws from Boston University School of Law. Senator Gregg presently teaches at Dartmouth College as the College’s first Distinguished Fellow.

Fred W. Hatfield	Mr. Hatfield is the founder of Hatfield Advisory Services. Mr. Hatfield serves on the board of directors of ICE U.S. OTC Commodity Markets and ICE Futures U.S., Inc., where he serves as Chairman of the Board, and serves on the Board of Managers of ICE Clear Credit, all of which are ICE’s subsidiaries. He served as a member of the Obama Economic Policy Advisory Committee and prior to that, Mr. Hatfield served as a Public Policy Advisor at Patton Boggs, LLP from 2006 to 2007 and he was a Commissioner at the Commodity Futures Trading Commission from 2004 to 2006. Mr. Hatfield served as Chief of Staff to former Senator John Breaux (D-LA) from 1995 to 2004 and former House Majority Whip Tony Coelho (D-CA) from 1980 to 1989. He has over twenty years’ experience in the areas of energy, private equity/venture capital/hedge funds, and financial services and products. Mr. Hatfield served as Deputy Commissioner General of the U.S. Pavilion at the World’s Fair in Lisbon, Portugal in 1998. He has a B.A. degree from California State University.	58	2007

Terrence F. Martell, Ph.D	Dr. Martell is the Director of the Weissman Center for International Business at Baruch College/CUNY, where he is also the Saxe Distinguished Professor of Finance. As Director of the Weissman Center for International Business, Dr. Martell oversees a myriad of international programs and projects. His particular area of expertise is international commodity markets and he teaches and conducts research in this area. Dr. Martell also serves as the Vice Chairman of the board of directors of ICE Futures U.S. and the Chairman of the board of directors of ICE Clear U.S., and serves on the Board of Managers of ICE Clear Credit, all of which are ICE’s subsidiaries. Prior to joining Baruch College in 1988, Dr. Martell was Senior Vice President of the Commodity Exchange, Inc. in New York City. Dr. Martell is currently a board member of the Manhattan Chamber of Commerce and is a member of the Executive Committee of the Chamber. Dr. Martell also is a member of the New York City District Export Council of the U.S. Department of Commerce. He has a B.A. in Economics from Iona College and a PhD in Finance from Pennsylvania State University.	67	2007

Name	Biographical Information of Current ICE Directors	Age	Director Since

Sir Callum McCarthy	Sir Callum McCarthy is the former Chairman of the FSA, a role he held from September 2003 until September 2008. Before his post at the FSA, he was Chairman and Chief Executive of Ofgem, the economic regulator of the gas and electricity industries in the United Kingdom, from 1998 to 2003. Prior to Ofgem, he held numerous senior level positions in the financial services industry from 1985 to 1998, including Barclays Bank (North America and Japan), Barclays de Zoete Wedd (BZW) and Kleinwort Benson. He also held various posts in the United Kingdom Department of Trade and Industry from 1972 to 1985. He also serves on the board of directors of ICE U.S. OTC Commodity Markets and ICE Futures Europe, both of which are ICE’s subsidiaries. He joined the board of directors of a United Kingdom bank, One Savings Bank, in February 2011. In December 2009, he joined the board of directors of Industrial & Commercial Bank of China and in January 2011, he was appointed Chairman of Castle Trust Capital. He is a Trustee of the IFRS Foundation and a Trustee of the University of Oxford Saïd Business School. He holds a Master of Science from the Stanford University Graduate School of Business, where he was a Sloan fellow, a Master of Arts in History from Merton College at Oxford University and a Doctorate in Economics from Stirling University.	69	2009

Sir Robert Reid	Sir Robert Reid was the Deputy Governor of the Halifax Bank of Scotland from 1997 until 2004. He has served as the Chairman of the boards of directors of ICE Futures Europe since 1999 and ICE Clear Europe since 2008, each a wholly-owned subsidiary of ICE. He spent much of his career at Shell International Petroleum Company Limited, and served as Chairman and Chief Executive of Shell U.K. Limited from 1985 until 1990. He became Chairman of the British Railways Board in 1990, and retired from that post in 1995. From 1994 to 1997, he was Chairman of London Electricity. He was Chairman of the Council of The Industrial Society between 1993 and 1997, Chairman of Sears plc from 1995 until 1999, Chairman of Sondex Limited from 1999 until 2002 and Chairman of Kings Cross Partnership from 1999 until 2003. He also served as a Non-Executive Director on the boards of Avis Europe from 2002 until 2004 (Chairman), Sun Life Financial Services of Canada from 1999 until 2004, Siemens from 1998 until 2006, The Merchants Trust from 1995 until 2008 and CHC Helicopter Corporation from 2004 until 2008. He has served on the boards of directors of Benella Limited since 2004, Diligenta Limited since 2005, Jubilant Energy NV since 2007 and EEA Helicopter Operations B.V. since 2008.	78	2001

Frederic V. Salerno	Mr. Salerno is the former Vice Chairman of Verizon Communications, Inc. Before the merger of Bell Atlantic and GTE, Mr. Salerno was Senior Executive Vice President, Chief Financial Officer and served in the Office of the Chairman of	69	2002

Name	Biographical Information of Current ICE Directors	Age	Director Since
	Bell Atlantic from 1997 to 2001. Prior to joining Bell Atlantic, he served as Executive Vice President and Chief Operating Officer of New England Telephone from 1985 to 1987, President and Chief Executive Officer of New York Telephone from 1987 to 1991 and Vice Chairman — Finance and Business Development at NYNEX from 1991 to 1997. He served on the boards of directors of Verizon Communications, Inc. from 1991 to 2001, AVNET, Inc. from 1993 to 2003, Consolidated Edison, Inc. from 2002 to 2007, Popular, Inc. from 2003 to 2011, and was Chairman of Orion Power from 1999 until its sale in 2001. He serves on the board of directors of ICE U.S. OTC Commodity Markets, one of ICE’s subsidiaries. He has served on the boards of directors of Viacom, Inc. since 1996, Akamai Technologies, Inc. since 2002, CBS Corporation since 2007 and National Fuel Gas Company since 2008. He has a B.S. in Engineering from Manhattan College and an MBA from Adelphi University.

Jeffrey C. Sprecher	Mr. Sprecher has been a director of ICE and ICE’s Chief Executive Officer since ICE’s inception and has served as Chairman of the ICE board of directors since November 2002. As ICE’s Chief Executive Officer, he is responsible for the company’s strategic direction, operational and financial performance. Mr. Sprecher acquired CPEX, ICE’s predecessor company, in 1997. Prior to acquiring CPEX, Mr. Sprecher held a number of positions, including President, over a fourteen-year period with Western Power Group, Inc., a developer, owner and operator of large central-station power plants. While with Western Power, he was responsible for a number of significant financings. He serves on the U.S. Commodity Futures Trading Commission Global Market Advisory Committee and is a member of the Energy Security Leadership Council. In 2011, Mr. Sprecher was recognized in Institutional Investor’s All-America Executive Team rankings as Best CEO in the exchange sector. Mr. Sprecher holds a B.S. degree in Chemical Engineering from the University of Wisconsin and an MBA from Pepperdine University.	58	2001

Judith A. Sprieser	Ms. Sprieser was the Chief Executive Officer of Transora, Inc., a technology software and services company until March 2005. Prior to founding Transora in 2000, she was Executive Vice President of Sara Lee Corporation, having previously served as Sara Lee’s Chief Financial Officer. Ms. Sprieser also serves on the Board of Managers of ICE Clear Credit, ICE’s subsidiary. Ms. Sprieser has been a member of the boards of directors of Allstate Insurance Company since 1999, Reckitt Benckiser, plc since 2003, Royal Ahold N.V. since 2006 and Experian plc since 2010. She has a B.A. degree and an MBA from Northwestern University.	59	2004

Name	Biographical Information of Current ICE Directors	Age	Director Since

Vincent Tese	Mr. Tese currently serves as Executive Chairman of Bond Street Holdings, LLC and Chairman of Florida Community Bank. Since 2009, Mr. Tese has also served as Chairman of the Board of ICE Clear Credit, ICE’s subsidiary. Previously, he served as New York State Superintendent of Banks from 1983 to 1985, Chairman and Chief Executive Officer of the New York Urban Development Corporation from 1985 to 1994, Director of Economic Development for New York State from 1987 to 1994, and Commissioner and Vice Chairman of the Port Authority of New York and New Jersey from 1991 to 1995. He also served as a Partner in the law firm of Tese & Tese from 1973 to 1977. He was a Partner in the Sinclair Group, a commodities company, from 1977 to 1982 and was co-founder of Cross Country Cable TV. Mr. Tese served as a member of the board of directors of Wireless Cable International, Inc. from 1995 to 2011 and Custodial Trust Company from 1996 to 2008 and currently serves as a member of the boards of directors of Bond Street Holdings, LLC, Cablevision Systems Corporation, Madison Square Garden, Inc. and Mack-Cali Reality Corporation and serves as a trustee of New York University School of Law and New York Presbyterian Hospital. He has a B.A. degree in accounting from Pace University, a J.D. degree from Brooklyn Law School and an LLM degree in taxation from New York University School of Law.	70	2004

THE MERGERS

This discussion of the mergers is qualified in its entirety by reference to the merger agreement, which is attached to this joint proxy statement/prospectus as Appendix A. You should read the entire merger agreement carefully as it is the legal document that governs the mergers.

Transaction Structure

Pursuant to the merger agreement, ICE will acquire NYSE Euronext under a newly formed holding company, ICE Group. In a series of merger transactions, Braves Merger Sub will merge with and into ICE and, following the ICE merger, NYSE Euronext will merge with and into Baseball Merger Sub. In the event that certain legal opinions that are a condition to each party’s obligation to consummate the mergers cannot be obtained, the merger agreement provides that the NYSE Euronext merger will be restructured such that Baseball Merger Sub will merge with and into NYSE Euronext. Following the ICE merger and the NYSE Euronext merger, each of ICE and NYSE Euronext will be direct wholly owned subsidiaries of ICE Group and the former ICE and NYSE Euronext stockholders will become holders of shares of ICE Group common stock. Following the completion of the mergers, ICE Group common stock is expected to be listed for trading on the New York Stock Exchange under ICE’s current ticker symbol “ICE”, and NYSE Euronext common stock will be delisted from the New York Stock Exchange and Euronext Paris, deregistered under the Exchange Act and cease to be publicly traded. ICE common stock will be delisted from the New York Stock Exchange, deregistered under the Exchange Act and cease to be publicly traded.

NYSE Euronext Merger Consideration

At the effective time of the NYSE Euronext merger, each share of NYSE Euronext common stock owned by a NYSE Euronext stockholder (except for excluded shares and dissenting shares) will be converted into the right to receive 0.1703 of a share of validly issued, fully paid and non-assessable of ICE Group common stock and $11.27 in cash, without interest. In lieu of receiving the standard election amount, NYSE Euronext stockholders will also have the right to make either a cash election to receive $33.12 in cash, or a stock election to receive 0.2581 of a share of ICE Group common stock, for each of their NYSE Euronext shares. Both the cash election and the stock election are subject to the proration and adjustment procedures to ensure that the total amount of cash paid, and the total number of shares of ICE Group common stock issued, in the NYSE Euronext merger to the NYSE Euronext stockholders, as a whole, will be equal to the total amount of cash and number of shares that would have been paid and issued if all of the NYSE Euronext stockholders received the standard election amount. NYSE Euronext stockholders (other than holders of excluded shares and dissenting shares) who make no election or an untimely election will receive the standard election amount for each share of NYSE Euronext common stock they hold.

It is anticipated that ICE stockholders and NYSE Euronext stockholders, in each case as of immediately prior to the mergers, will hold approximately 64% and 36%, respectively, of the issued and outstanding shares of ICE Group common stock immediately after completion of the mergers, in each case as determined on a fully diluted basis and without giving effect to any shares of ICE common stock held by NYSE Euronext stockholders prior to the mergers. If the NYSE Euronext merger is completed, it is currently estimated that payment of the stock portion of the NYSE Euronext merger consideration will require ICE Group to issue or reserve for issuance approximately 42.4 million shares of ICE Group common stock in connection with the NYSE Euronext merger and that the maximum cash consideration required to be paid for the cash portion of the NYSE Euronext merger consideration will be approximately $2.7 billion. ICE common stock trades on the New York Stock Exchange under the symbol “ICE” and NYSE Euronext common stock is dually listed and trades on the New York Stock Exchange and Euronext Paris under the symbol “NYX.” The value of the NYSE Euronext merger consideration may be different than the estimated value based on the current price of ICE common stock or the price of ICE common stock at the time of the special meeting and will continue to fluctuate until the closing date of the mergers.

Background of the Mergers

The NYSE Euronext board of directors and the ICE board of directors regularly review their respective companies’ results of operations and competitive positions in the businesses in which they operate, as well as their strategic alternatives. In connection with these reviews, each of NYSE Euronext and ICE from time to time evaluates hypothetical or potential transactions that would further their respective strategic objectives.

Prior to February 2011, Mr. Duncan Niederauer, in his capacity as chief executive officer of NYSE Euronext, and Mr. Jeffrey Sprecher, in his capacity as chief executive officer of ICE, had periodic conversations within the context of broader industry meetings and outside of such meetings. During such conversations, they discussed industry trends, including consolidation, and ways in which their respective businesses were complementary.

On February 15, 2011, NYSE Euronext and Deutsche Börse AG announced that they had entered into a Business Combination Agreement, dated as of February 15, 2011, pursuant to which the two companies agreed to combine their respective businesses in a merger of equals and become subsidiaries of a newly formed holding company.

On April 1, 2011, NYSE Euronext received a letter from ICE and NASDAQ OMX Group, Inc. (“NASDAQ”) setting forth a nonbinding proposal to acquire all of the outstanding shares of NYSE Euronext common stock for a mixture of cash, NASDAQ common stock and ICE common stock. Also on April 1, 2011, NYSE Euronext issued a press release requesting its stockholders not to take any action with respect to the proposal. The NYSE Euronext board of directors held a meeting by telephone that same day to receive an initial briefing on receipt of the proposal, but no determination was made at that time with respect to the proposal.

On April 11, 2011, the NYSE Euronext board of directors met to review the unsolicited proposal with NYSE Euronext’s outside legal and financial advisors. At the meeting, the NYSE Euronext board of directors rejected the proposal by NASDAQ and ICE and reaffirmed the business combination agreement with Deutsche Börse.

On April 19, 2011, NYSE Euronext received a letter from NASDAQ and ICE that provided additional details of their proposal, including a draft merger agreement, and on April 21, 2011, the NYSE Euronext board of directors met to review the additional information with NYSE Euronext’s outside legal and financial advisors. After evaluation, the NYSE Euronext board of directors rejected the proposal and reaffirmed the business combination agreement with Deutsche Börse for a number of reasons, including the belief that the NASDAQ and ICE proposal would not achieve regulatory approval due to antitrust concerns relating to combining the NASDAQ U.S. listings business with that of NYSE Euronext.

On May 16, 2011, ICE and NASDAQ issued a joint press release announcing that, following discussions with the Antitrust Division of the U.S. Department of Justice that revealed antitrust concerns with the combination of NYSE Euronext and NASDAQ’s respective equities business, they were withdrawing the joint proposal they made on April 1, 2011 to acquire NYSE Euronext.

On February 1, 2012, the European Commission decided to prohibit the proposed business combination on grounds that it would be anticompetitive. Following that decision, NYSE Euronext and Deutsche Börse entered into a letter agreement on February 2, 2012 terminating their previously entered-into business combination agreement.

Following the termination of the business combination agreement with Deutsche Börse, Mr. Niederauer and Mr. Sprecher again spoke with each other periodically. In early September 2012, during one of Mr. Niederauer’s and Mr. Sprecher’s periodic conversations, Mr. Sprecher proposed that the two chief executive officers discuss generally the possibility of a potential transaction of some nature between NYSE Euronext and ICE.

On September 13, 2012, the NYSE Euronext board of directors held a meeting for a periodic review and discussion of corporate strategy. During that meeting, the NYSE Euronext board of directors with the assistance of NYSE Euronext management undertook a thorough strategic and financial review of organic growth opportunities both underway and being considered by the company, including new products and services, such as the creation of a European clearing house, new asset classes and geographic expansion. The board examined the expected financial performance, including the financial position, of NYSE Euronext taking into account these initiatives and macroeconomic and industry trends. In reviewing the company’s ongoing strategy, the NYSE Euronext board of directors focused its evaluation on three potential strategic alternatives. First, the board considered a stand-alone strategy, taking into account the company’s prospects as earlier discussed. Second, the board considered both large and small potential partners for merger and acquisition transactions inside and outside of the exchange industry. In the board’s discussion of potential transaction partners, Mr. Niederauer mentioned as illustrative his recent conversation with Mr. Sprecher. Third, the NYSE Euronext board of directors also considered the separation or sale of businesses, including its European derivatives business or its continental European cash trading and listings business. The NYSE Euronext board of directors discussed the feasibility and merits of these hypothetical transactions. At the conclusion of the meeting, the NYSE Euronext board of directors instructed management to continue to develop potential ideas for opportunities around these three core strategies for purposes of further presentation at the October meeting of the board of directors.

At a meeting held on September 13, 2012, the ICE board of directors reviewed, among other things, various strategic alternatives, including a potential transaction with NYSE Euronext. During this meeting Mr. Sprecher discussed with the ICE board of directors various alternatives regarding a potential transaction with NYSE Euronext and the context of discussions he had with Mr. Niederauer. At the conclusion of the board’s discussion, the ICE board of directors directed management to continue to explore a potential transaction with NYSE Euronext and asked Mr. Sprecher to continue his dialogue with Mr. Niederauer.

On September 25, 2012, at Mr. Sprecher’s request, Mr. Niederauer and another member of NYSE Euronext management met in Atlanta, Georgia with Mr. Sprecher and other members of ICE management. At the meeting, ICE presented the concept of a potential transaction between NYSE Euronext and ICE and ICE’s view of the benefits of a combined company. At the conclusion of the meeting, NYSE Euronext management indicated that it would need ICE to provide a more detailed and definitive proposal in order to properly evaluate the proposal’s merits and present the potential transaction to the NYSE Euronext board of directors.

In order to facilitate discussions regarding a potential transaction, NYSE Euronext and ICE entered into a mutual confidentiality agreement dated October 5, 2012. Following the execution of the confidentiality agreement, NYSE Euronext began providing limited business due diligence to ICE.

On October 10, 2012, Mr. Niederauer and other representatives of NYSE Euronext management met with Mr. Sprecher and other representatives of ICE management at the New York City offices of Sullivan & Cromwell LLP, ICE’s outside legal counsel. At the meeting, the parties discussed possible alternatives for a business combination between NYSE Euronext and ICE. ICE was also told that any offer would need to separately address clearing for NYSE Euronext’s United Kingdom-based and continental Europe-based derivatives businesses because NYSE Euronext management expected that announcing a transaction with ICE would make it difficult for NYSE Euronext to continue developing an internal clearing house. At the conclusion of the meeting, the parties agreed that they should have a further meeting during the following week with their financial advisors and outside legal counsel.

On October 16, 2012, Mr. Niederauer and other representatives of NYSE Euronext management, together with representatives of NYSE Euronext’s financial advisor, Perella Weinberg, and NYSE Euronext’s outside legal counsel, Wachtell, Lipton, Rosen & Katz, met with Mr. Sprecher and other members of ICE’s management, together with representatives of ICE’s financial advisor, Morgan Stanley, and Sullivan & Cromwell LLP at Sullivan & Cromwell LLP’s New York City offices. At the meeting, the parties discussed possible alternatives for a business combination between NYSE Euronext and ICE. The discussion focused on a potential merger of

NYSE Euronext and ICE with a small premium to be paid to NYSE Euronext stockholders and for approximately 90% of the consideration to be paid in ICE shares.

On October 17th, Mr. Niederauer discussed with several NYSE Euronext directors the terms of a potential merger as outlined by ICE at the meeting on October 16th. Over the subsequent days, in conversations between representatives of Morgan Stanley and Perella Weinberg, Perella Weinberg informed Morgan Stanley that, based upon conversations with NYSE Euronext management, a transaction with a very low premium and only a small amount of cash consideration would likely not be approved by the NYSE Euronext board of directors and that ICE would need to improve the terms of any offer it ultimately made to NYSE Euronext.

On October 17, 2012, the ICE board of directors held a telephonic special meeting during which Mr. Sprecher provided an update with respect to the status of discussions with NYSE Euronext. The ICE board of directors and management discussed various considerations regarding a possible transaction, including financial terms, structure and required regulatory approvals, including the need to amend the ICE certificate of incorporation to satisfy SEC regulatory requirements and to authorize the issuance of the ICE shares of common stock required for the merger. The board expressed its support for a possible transaction and instructed management to send proposed terms to NYSE Euronext.

On October 19, 2012, ICE sent a written set of “proposed terms” to NYSE Euronext management. Under the terms of the offer, each share of NYSE Euronext common stock would be exchanged for 0.1573 of a share of ICE common stock and $8.73 in cash, or an aggregate of $29.25, assuming a per share value of ICE common stock based on the prior trading day’s closing price. In addition, two current NYSE Euronext directors would be invited to join the ICE board of directors following the transaction. ICE also included a proposal for a clearing services agreement to be entered into between NYSE Euronext and ICE, through which ICE would provide clearing services for NYSE Euronext’s United Kingdom-based and continental Europe-based derivatives businesses. The proposal also requested a six-week exclusivity period for purposes of conducting due diligence and negotiating definitive agreements; however, an exclusivity agreement was never entered into by the parties.

Following the delivery of the October 19, 2012 proposal, representatives of Morgan Stanley and Perella Weinberg discussed the proposal, and Perella Weinberg informed Morgan Stanley that, while the NYSE Euronext board of directors would be meeting and would discuss the proposal, the premium offered and the mix of consideration were not yet within the range where the board would find the proposal attractive and that ICE should focus on increasing the amount of premium and the amount of cash being offered to NYSE Euronext stockholders.

On October 25, 2012, the NYSE Euronext board of directors held a regularly scheduled meeting. At the request of the NYSE Euronext board of directors, representatives of NYSE Euronext management, Perella Weinberg and Wachtell, Lipton, Rosen & Katz participated. As part of the meeting, the NYSE Euronext board, together with management and the company’s advisors, continued the discussion of strategic alternatives from the prior board meeting, and ICE’s proposal to acquire NYSE Euronext was discussed in detail. Members of management noted that NYSE Euronext had been approached in the past by other parties, the most recent being from a large U.S.-based derivatives exchange that expressed a potential but non-specific interest in components of NYSE Euronext’s derivatives business. Following discussion between the NYSE Euronext board of directors and management and the company’s advisors, the board authorized management to continue pursuing the different alternatives discussed, including maintaining the status quo; preparing to auction the European derivatives business; continuing the discussions with ICE; and analyzing additional potential opportunities for a merger or sale of the entire company. The NYSE Euronext board emphasized that, to the extent possible, it wanted to mitigate the execution risk to any transaction that the company ultimately undertook.

On October 26, 2012, in anticipation of a meeting to be held on October 29, 2012, Mr. Niederauer called Mr. Sprecher to provide feedback on the October 19, 2012 proposal. Mr. Niederauer explained the NYSE Euronext board’s discussion and its view that any transaction would need to include a substantial premium and the NYSE Euronext board’s desire to structure a transaction with a high likelihood of consummation. Mr. Niederauer noted that the NYSE Euronext board was considering several strategic alternatives and would not pursue a transaction with ICE if the NYSE Euronext’s board’s concerns were not adequately met. Due to Hurricane Sandy, the meeting scheduled for October 29 did not take place.

On November 5, 2012, representatives of Morgan Stanley and Perella Weinberg held a telephone discussion regarding the potential transaction. During that call, Perella Weinberg again emphasized the importance to the NYSE Euronext board of a transaction that offered a significant premium with a substantial portion of the consideration in cash and a high likelihood of closing.

Also on November 5, 2012, the ICE board of directors held a telephonic special meeting during which the board of directors was provided an update with respect to the status of discussions with NYSE Euronext.

Following an ICE board meeting on November 11, 2012, Mr. Sprecher called Mr. Niederauer to communicate ICE’s revised proposal to acquire NYSE Euronext. On November 12, 2012, ICE sent the revised formal proposal in writing to Mr. Niederauer and the NYSE Euronext board of directors. Under the terms of the offer, each share of NYSE Euronext common stock would be exchanged for 0.1644 of a share of ICE common stock and $8.54 in cash, or an aggregate of $30.00 per NYSE Euronext share, assuming a per share value of ICE common stock based on the prior trading day’s closing price. The remainder of the terms set forth in the letter remained consistent with the October 19, 2012 proposal. The letter also noted that the proposal was nonbinding and subject to continued diligence.

On November 12, 2012, the NYSE Euronext board of directors held a special meeting by teleconference to discuss the revised proposal from ICE. At the request of the NYSE Euronext board of directors, representatives of NYSE Euronext management, Perella Weinberg and Wachtell, Lipton, Rosen & Katz participated. The NYSE Euronext board discussed the revised proposal with management and the company’s advisors and concluded that the proposal was not acceptable as there had only been a small increase in the size of the premium and a reduction in the cash portion of the consideration. Based on this proposal, the NYSE Euronext board was prepared to continue pursuing other strategic alternatives.

Following the NYSE Euronext board meeting on November 12, 2012, Mr. Niederauer called Mr. Sprecher to relay the NYSE Euronext board’s views, and representatives of Morgan Stanley and Perella Weinberg also held a telephone discussion in which Perella Weinberg informed Morgan Stanley that it did not see the revised proposal as acceptable to NYSE Euronext.

On November 17, 2012, the ICE board of directors held a special meeting by teleconference during which Mr. Sprecher relayed to the ICE board the NYSE Euronext board’s reactions to the revised proposal. At the conclusion of the meeting, the ICE board approved sending NYSE Euronext a further revised proposal with improved financial terms together with a draft merger agreement and a draft clearing services agreement.

On November 18, 2012, ICE sent the further revised proposal to Mr. Niederauer and the NYSE Euronext board of directors. Under the terms of the offer, each share of NYSE Euronext common stock would be exchanged for 0.1703 of a share of ICE common stock and $11.27 in cash, or an aggregate of $33.00 per NYSE Euronext share, assuming a per share value of ICE common stock based on the prior trading day’s closing price. The $33.00 valuation represented an approximately 46% premium to NYSE Euronext closing price per share as of November 17, 2012. The revised proposal was accompanied by a draft merger agreement and a draft clearing services agreement. The letter also noted that the proposal was nonbinding and subject to continued diligence.

Following the delivery of the revised proposal, Mr. Sprecher and Mr. Niederauer held a telephone conversation in which Mr. Sprecher indicated that he did not believe that the ICE board of directors would be willing to again increase its price.

On November 20, 2012, the NYSE Euronext board of directors held a special information session by teleconference. At the request of the NYSE Euronext board of directors, representatives of NYSE Euronext management, Perella Weinberg and Wachtell, Lipton, Rosen & Katz participated. At the meeting, the board again reviewed with its advisors the strategic alternatives it had previously discussed, including a stand-alone strategy, a sale of the European derivatives business and a transaction involving the entire company. Following discussion of ICE’s revised proposal, the NYSE Euronext board of directors concluded that the proposed economic terms of the transaction were attractive and that in concept ICE’s clearing proposal presented a means to mitigate the risk in its continued development of NYSE Euronext’s own clearing house, particularly in light of the expectation that announcing a transaction with ICE would make it difficult for NYSE Euronext to continue developing an internal clearing house, and that management should continue to pursue the opportunity. Nonetheless, the NYSE Euronext board of directors viewed the merger agreement and clearing services agreement terms proposed by ICE as insufficient and instructed management to continue pursuing the stand-alone strategy and independent sale of the European derivatives business and the potential use of the proceeds of such a separation.

On November 24 and November 25, 2012, NYSE Euronext and ICE management met in New York City to begin in-depth business due diligence on NYSE Euronext. ICE continued its business due diligence at meetings in New York City from November 27 through November 29, 2012.

In light of the NYSE Euronext board of directors’ instructions to continue pursuing potential alternatives to the combination with ICE, on November 25, 2012, Perella Weinberg initiated contact with representatives of a large industrial and financial holding company (which is referred to in this joint proxy statement/prospectus as “Company A”) that it believed would be interested in NYSE Euronext’s businesses.

On November 28, 2012, Company A presented an indicative proposal with a value lower than the ICE proposal. Moreover, Company A’s indicative proposal was subject to the completion of due diligence, the completion of which Company A could not commit to a time frame for. In addition, Company A required that the closing of its proposed transaction would be conditioned upon NYSE Euronext first selling its European derivatives business and obtaining a sale price for that business that met a minimum price specified by Company A.

Also on November 28, 2012, NYSE Euronext provided ICE and its advisors access to an electronic data room containing additional legal, financial and business due diligence materials.

On November 30, 2012, Wachtell, Lipton, Rosen & Katz, on behalf of NYSE Euronext, sent a revised draft of the merger agreement to Sullivan & Cromwell LLP. The draft merger agreement proposed a “hell-or-high-water” obligation to obtain regulatory approval and that specific performance remedies be available to NYSE Euronext if ICE were to fail to perform. The draft also provided for increased governance representation of NYSE Euronext directors on the ICE board of directors and provided for the payment of a “reverse termination fee” payable by ICE in the event the transaction were to fail to close for regulatory reasons.

On November 30, 2012, ICE provided access to an electronic data room with information about ICE and its businesses to NYSE Euronext and its advisors.

On December 1, 2012, representatives from Wachtell, Lipton, Rosen & Katz and Sullivan & Cromwell LLP, along with members of the ICE internal legal group, held a conference call in which the current status of the legal due diligence was reviewed and additional information was exchanged.

On December 4, 2012, experts from the technology groups of NYSE Euronext and ICE held a due diligence conference call. On December 5, 2012, the chief financial officer of NYSE Euronext and the chief financial officer of ICE met in New York with their respective financial advisors to continue the financial diligence related to the proposed transaction.

On December 6, 2012, NYSE Euronext sent ICE a term sheet outlining a comprehensive counterproposal on the terms of the clearing services agreement, including enhanced governance rights and more favorable revenue sharing for NYSE Euronext than was proposed by ICE in its November 18, 2012 draft clearing agreement.

On December 7, 2012, the ICE board of directors held a regularly scheduled meeting. At the request of the ICE board of directors, representatives of Morgan Stanley and Sullivan & Cromwell LLP were present. During the meeting, Mr. Sprecher and other members of management reviewed for the board various aspects of NYSE Euronext’s business and summarized the due diligence conducted on NYSE Euronext to date. Mr. Sprecher then provided an update on the status of negotiations with NYSE Euronext and a representative of Sullivan & Cromwell LLP reviewed the primary open items relating to the merger agreement negotiations. The board discussed and asked questions regarding various aspects of the proposed transaction. Following the discussion of the draft merger agreement, another member of ICE management summarized for the board the terms of the draft clearing services agreement that had been provided to NYSE Euronext and the primary issues that had been raised by NYSE Euronext.

On December 9, 2012, the NYSE Euronext board of directors held a special meeting by teleconference. At the request of the NYSE Euronext board of directors, representatives of NYSE Euronext management, Perella Weinberg, BNP Paribas, Wachtell, Lipton, Rosen & Katz, Stibbe N.V. and Slaughter and May participated. At the meeting, the NYSE Euronext board was updated on the progress of discussions with ICE. Members of the NYSE Euronext board also expressed a desire to meet with Mr. Sprecher to discuss the transaction and his view of the combined company. At the conclusion of the meeting, the board authorized NYSE Euronext management to continue discussions with ICE. The NYSE Euronext board also agreed that management should continue to evaluate other alternatives, including the possible sale of the European derivatives business and related valuations.

On December 10, 2012, Mr. Sprecher met with Mr. Niederauer and Mr. Scott A. Hill, the chief financial officer of ICE, in Atlanta. Mr. Sprecher, Mr. Niederauer and Mr. Hill discussed open points on the draft merger agreement, including the proposed “hell-or-high-water” obligation to obtain regulatory approvals, interim operating and certain other covenants, the payment of the termination fees, governance matters and whether to separate Euronext (in particular the continental European equities and equities derivatives businesses) from the rest of the combined group to allow those continental businesses to regain their independence, as well as alternatives with respect to the structure of the proposed transaction and timing of the announcement of the proposed transaction.

Following the meeting between Mr. Sprecher and Mr. Niederauer in Atlanta, on December 10, 2012, Sullivan & Cromwell LLP, on behalf of ICE, sent a revised draft of the merger agreement to Wachtell, Lipton, Rosen & Katz, which included a “reverse termination fee” of $370 million payable by ICE in the case that regulatory approvals were not obtained but only required ICE to use its reasonable best efforts to obtain regulatory approval and not to have to take any actions that would be a substantial detriment to ICE, and a revised draft of the clearing services agreement.

On December 12 and 13, 2012, the NYSE Euronext board of directors held a regularly scheduled meeting and continued discussion of strategic alternatives. At the request of the NYSE Euronext board of directors, representatives of NYSE Euronext management, Perella Weinberg, BNP Paribas, Wachtell, Lipton, Rosen & Katz, Stibbe and Slaughter and May participated. At the meeting, the NYSE Euronext board was updated on the progress of discussions with ICE. The NYSE Euronext board of directors then reviewed the proposed ICE transaction and other potential alternatives, including maintaining a stand-alone strategy and the sale of the European derivatives business and the deployment of the resulting cash proceeds. The NYSE Euronext board of directors also considered the legal aspects of the clearing services agreement and the feasibility of executing other hypothetical transaction alternatives. Perella Weinberg also updated the board on a potential transaction with Company A, noting that, while Perella Weinberg had continued since the end of November to work with Company A to refine its analysis, Company A had not improved its offer, which remained below the ICE offer. At the conclusion of the meeting, the board authorized NYSE Euronext management to continue discussions with ICE.

Also on December 12, 2012, as requested by the NYSE Euronext board, Mr. Sprecher met with Mr. Niederauer and several members of the NYSE Euronext board to discuss the transaction and ICE’s view of the combined company.

Between December 13 and December 15, 2012, Wachtell, Lipton, Rosen & Katz and Sullivan & Cromwell LLP exchanged drafts of the merger agreement on behalf of NYSE Euronext and ICE, respectively; however, a number of issues remained outstanding, including with respect to the efforts that each party would take to obtain regulatory and antitrust approval; and the size of the “reverse termination fee” payable by ICE in the case that regulatory approvals were not obtained, which ICE now proposed to be $450 million.

On December 14, 2012, the ICE board of directors held a special meeting by teleconference. At the request of the ICE board of directors, representatives of Morgan Stanley and Sullivan & Cromwell LLP participated. At the meeting, Mr. Sprecher described for the board the meeting he had on December 12, 2012, with several members of the NYSE Euronext board of directors regarding the transaction. Mr. Sprecher also explained to the board that he had been invited to accompany Mr. Niederauer to his meeting on December 19, 2012, in London with the Euronext College of Regulators to discuss the proposed transaction. The board was also provided with an update on the continuing negotiations between the parties and a summary of the primary open points on the draft merger agreement and also on the draft clearing services agreement.

On December 14, 2012, NYSE Euronext sent a revised draft of the clearing services agreement to ICE, and on December 16, 2012, Shearman & Sterling, on behalf of ICE, sent a further revised draft of the clearing services agreement.

On December 16, 2012, representatives of Wachtell, Lipton, Rosen & Katz and Perella Weinberg met with representatives of Sullivan & Cromwell LLP and Morgan Stanley at Wachtell, Lipton, Rosen & Katz’s offices in New York City. The chief financial officers of NYSE Euronext and ICE and other members of the companies’ respective managements also participated in these meetings. During the meetings several issues were agreed upon, including the remaining open points on representations and warranties, interim operating covenants, management of transaction-related litigation and circumstances, other than in response to a superior proposal, when each board would be able to change its recommendation in favor of the potential transaction. Several key issues, however, remained open, including the required regulatory efforts, the size of the termination fee payable by ICE in the case that regulatory approvals were not obtained; and the remedies available for a failure to perform under the merger agreement. In addition, several outstanding items remained open under the proposed clearing services agreement, including the timing of its execution and effectiveness; the provisions related to a change of control of NYSE Euronext and other termination provisions; the costs to be paid in respect of the services; and governance rights under the clearing services agreement.

On December 17, 2012, the NYSE Euronext board of directors held a special meeting by teleconference. At the request of the NYSE Euronext board of directors, representatives of NYSE Euronext management, Perella Weinberg, BNP Paribas, Wachtell, Lipton, Rosen & Katz, Stibbe and Slaughter and May participated. At the meeting, the NYSE Euronext board was updated on the progress of discussions with ICE. Representatives of Perella Weinberg reviewed with the NYSE Euronext board the updated financial analyses it performed with respect to the potential transaction. The NYSE Euronext board of directors was also presented with draft communications materials that would be released upon announcement of the combination if final terms were agreed with ICE.

Also on December 17, 2012, the ICE board of directors held a special meeting by teleconference during which they were provided with an update on the negotiations of the terms of the draft merger agreement and recent changes in the stock prices of ICE and NYSE Euronext stock. At the meeting, the ICE board was also provided with an update on the negotiations of the terms of the draft clearing services agreement. At the request of the ICE board of directors, representatives of Morgan Stanley and Sullivan & Cromwell LLP also participated.

Also on December 17, 2012, the ICE Clear Europe board of directors held a special meeting by teleconference during which they reviewed and approved the clearing services agreement.

Through December 18, 19 and into the early morning of December 20, 2012, Wachtell, Lipton, Rosen & Katz and Sullivan & Cromwell LLP continued to exchange drafts of the merger agreement and Slaughter and May and Shearman & Sterling continued to exchange drafts of the clearing services agreement. During that time, NYSE Euronext management and ICE management together with their respective financial and legal advisors worked to resolve the final open issues in the merger agreement and clearing services agreement. Late in the evening on December 19 and into the early morning on December 20, the parties reached a mutually acceptable agreement providing for a $750 million “reverse termination fee” that also served, subject to a limited exception, as a cap on litigation damages between the parties, while specific performance would remain available to the parties in circumstances other than to enforce the reasonable best efforts regulatory obligation.

On December 19, 2012, Mr. Niederauer accompanied by Mr. Sprecher met with several of NYSE Euronext’s exchange regulators in Europe. At those meetings, Mr. Niederauer and Mr. Sprecher explained the proposed transaction, including the willingness of the parties to separate Euronext (in particular the continental European equities and equities derivatives businesses) from the rest of the combined group to allow those continental businesses to regain their independence. For a discussion of the risks related to the potential IPO of Euronext, see “Risk Factors.” Mr. Niederauer, with Mr. Sprecher present, also had calls with and received approval from both the Euronext supervisory board and the board of Liffe Administration and Management. The Liffe Administration and Management board of directors noted that the contemporaneous clearing services agreement addressed the risk that announcing a transaction with ICE would make it difficult for NYSE Euronext to continue developing an internal clearing house, as customers and partners would likely be unwilling to invest the necessary funds and internal resources for a new Liffe Administration and Management clearing house when ICE would expect to shift clearing to its clearing house after closing of the transactions contemplated by the merger agreement.

On December 19, 2012, several news outlets reported on the potential transaction being negotiated between NYSE Euronext and ICE.

On December 19, 2012, the ICE board of directors held a special meeting by teleconference. At the request of the ICE board of directors, representatives of Morgan Stanley and Sullivan & Cromwell LLP also participated. At the meeting, the board was provided an update on the negotiations over the terms of the draft merger agreement and the draft clearing services agreement and was informed with respect to Mr. Sprecher and Mr. Niederauer’s meeting earlier in the day with the Euronext College of Regulators. A member of ICE management also reviewed for the board the draft investor presentation and press release for the proposed transaction. Following discussion of these matters, representatives of Morgan Stanley provided the board with Morgan Stanley’s financial analyses for the proposed transaction and indicated that, assuming no further changes to the proposed terms of the transaction or the respective stock prices of ICE and NYSE Euronext, in each case that would be material for purposes of such financial analyses, Morgan Stanley would be in a position to render an opinion that the consideration proposed to be paid by ICE pursuant to the merger agreement was fair from a financial point of view to ICE.

On December 20, 2012, the NYSE Euronext board of directors held a meeting by teleconference to review the terms of the proposed transaction . At the request of the NYSE Euronext board of directors, representatives of management, Perella Weinberg, BNP Paribas, Wachtell, Lipton, Rosen & Katz, Slaughter and May and Stibbe participated. At the meeting, NYSE Euronext management updated the board on discussions between the parties. Representatives from Wachtell, Lipton, Rosen & Katz described the updated terms of the draft merger agreement, and representatives from Slaughter and May described the terms of the proposed clearing services agreements. Representatives from Perella Weinberg provided final financial analyses of the transaction. Thereafter, Perella Weinberg provided its oral opinion, subsequently confirmed in writing, to the NYSE Euronext board of directors to the effect that, as of December 20, 2012, and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the aggregate consideration to be paid to NYSE Euronext stockholders (other than ICE or any of its affiliates) was fair, from a financial point of view, to such stockholders. After discussion and deliberation, the NYSE

Euronext board of directors determined that the merger agreement and the transactions contemplated by the merger agreement were fair and in the best interests of NYSE Euronext and its stockholders, unanimously approved and declared advisable the merger agreement, authorized management to execute the merger agreement on behalf of the company, directed that the merger agreement be submitted to a vote at a meeting of NYSE Euronext stockholders, and recommended that NYSE Euronext stockholders vote to adopt the merger agreement. In accordance with NYSE Euronext’s certificate of incorporation, the NYSE Euronext board of directors also unanimously approved the acquisition of NYSE Euronext shares pursuant to the transaction and the voting of such NYSE Euronext shares by ICE after the merger without limitations on ownership or voting rights by ICE following the combination .

Also on December 20, 2012, the ICE board of directors held a special meeting by teleconference to consider the terms of the transaction. At the request of the ICE board of directors, representatives of management, Morgan Stanley and Sullivan & Cromwell LLP participated. At the meeting, the ICE board of directors was informed of the results of the final negotiations of the remaining open items on the draft merger agreement, including with respect to the payment of the termination fees, and on the draft clearing services agreement. Thereafter, representatives of Morgan Stanley referred to the financial analyses that had been prepared for the December 17, 2012 meeting of the ICE board and the updated financial analyses presented by Morgan Stanley orally to the ICE board at the December 19, 2012 meeting. Morgan Stanley then rendered its oral opinion, which was also confirmed in writing, to the ICE board of directors to the effect that, as of that date and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in its opinion, the consideration to be paid by ICE pursuant to the merger agreement was fair from a financial point of view to ICE. After discussion and deliberation, the ICE board of directors determined that the combination was in the best interest of ICE and its stockholders, and the ICE board of directors unanimously approved and declared advisable the merger agreement, the combination and the other transactions contemplated by the merger agreement, including the issuance of shares of ICE common stock as required under the merger agreement, directed that the proposal to issue shares of ICE common stock be submitted to a vote at a meeting of ICE stockholders, and recommended that ICE stockholders vote to approve the issuance of shares of ICE common stock.

In addition, ICE Clear Europe and Liffe Administration and Management entered into the clearing services agreement on December 20, 2012 pursuant to which Liffe Administration and Management appointed ICE Clear Europe as the exclusive provider of central counterparty clearing services for all of its existing derivatives products and ICE Clear Europe appointed Liffe Administration and Management to provide financial intermediary services in respect of the clearing of trades in Liffe Administration and Management’s existing products. For further information relating to the Clearing Services Agreement, see “—Clearing Services Agreement.”

Following the unanimous approvals of the NYSE Euronext board of directors and the ICE board of directors, the parties entered into the clearing services agreement and the merger agreement on the terms unanimously approved by their respective boards of directors and issued a press release announcing the transaction.

On March 19, 2013, ICE and NYSE Euronext entered into the amended and restated merger agreement following approvals by their respective boards of directors. The amended and restated merger agreement provides for both ICE and NYSE Euronext to be held, following the effective times of the mergers, by ICE Group, a newly formed holding company. The change to a holding company structure is intended to facilitate the implementation of governance provisions in the ICE Group certificate of incorporation required to complete the mergers. The amended and restated merger agreement also amends certain other provisions of the merger agreement although the conditions, economics and other terms of the original merger agreement remain substantially the same.

Recommendation of the NYSE Euronext Board of Directors and Reasons for the NYSE Euronext Merger

The NYSE Euronext board of directors, at a meeting held on March 19, 2013, determined that the combination is fair to, and in the best interests of, NYSE Euronext and its stockholders and approved and declared advisable the merger agreement, the NYSE Euronext merger and the other transactions contemplated by the merger agreement.

In reaching its decision on December 20, 2012, in connection with the signing of the original merger agreement, the NYSE Euronext board of directors consulted with NYSE Euronext management and its financial and legal advisors and considered a variety of factors, including the material factors described below. In light of the number and wide variety of factors considered in connection with its evaluation of the transaction, the NYSE Euronext board of directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the factors that it considered in reaching its determination. The NYSE Euronext board of directors viewed its decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of NYSE Euronext’s reasons for the proposed combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Statement Regarding Forward-Looking Statements.”

The NYSE Euronext board of directors considered a number of factors pertaining to the strategic rationale for the combination as generally supporting its decision to enter into the combination agreement, including the following material factors:

•

Merger Consideration. The NYSE Euronext board of directors considered that the average merger consideration to be paid per share of NYSE Euronext common stock of 0.1703 shares of ICE plus $11.27 per share in cash implied a $33.12 per share offer based on ICE’s closing price as of December 19, 2012, which implied the following approximate premiums as of that date, the date prior to the announcement of the combination:

•	a 38% premium to the closing price of NYSE Euronext common stock on December 19, 2012;

•	a 28% premium to the average share price of NYSE Euronext common stock in 2012;

•	a 43% premium to the average of the closing price of NYSE Euronext common stock for the one-month period ended on December 19, 2012; and

•	a 38% premium to the average of the closing price of NYSE Euronext common stock for the three-month period ended on December 19, 2012;

•	Strategic Considerations. The NYSE Euronext board of directors believes that the combination will provide a number of significant strategic opportunities, including the following:

•

the combination establishes a premier global market operator that is a leading end-to-end derivatives franchise spanning agricultural derivatives, energy derivatives, credit derivatives, equities and equity derivatives, foreign exchange and interest rate derivatives with a preeminent global equities and listings franchise recognized around the world;

•

the combination creates a leading multi-asset class risk management and market infrastructure company, enhances innovation and competitiveness particularly in U.S. and European rates businesses and increases capital and operational efficiencies for customers; and

•	the combination creates an efficient clearing model poised for growth as interest rate markets recover and interest rate swap clearing develops;

•

Synergies. Based on the advice of NYSE Euronext management following such management’s discussions with ICE management and NYSE Euronext’s advisors, the NYSE Euronext board of directors determined that the combination would create significant cost savings synergies, including approximately $450 million in combined annual cost synergies expected with approximately 80% of such synergies realizable within two years of closing. These cost savings synergies include $150 million related to NYSE Euronext’s current cost savings program, Project 14, as well as $150 million projected from the creation of business efficiencies in clearing, technology, operations and other administrative spending and $150 million from support functions and portfolio optimization synergies, including reduction of resources and elimination of the overlap in public company, corporate, technology, real estate and other similar expenses borne by the two companies;

•

Clearing Solution. The NYSE Euronext board of directors considered that the clearing services agreement to be entered into at the time of the merger agreement contained favorable terms for NYSE Euronext, particularly when compared to its current outsourced arrangements, under which NYSE Euronext’s five European equities exchanges and Liffe’s Continental European derivatives exchanges are cleared through LCH.Clearnet SA, a third party clearing house, and Liffe’s London-based derivatives exchange is served by a combination of the clearing facilities provided by Liffe Administration and Management and LCH.Clearnet Ltd, with certain key clearing functions provided by LCH.Clearnet Ltd. on an outsourced basis. The clearing services agreement also offered a superior solution to the continued development of NYSE Euronext’s own European clearing house. It mitigated the risks and eliminated the approximately $80 million in upfront costs associated with the further development of NYSE Euronext’s own new clearing house, noting that the announcement of a transaction with ICE might have made it difficult for NYSE Euronext to continue with the creation of an internal clearing house;

•

Ability to Elect Consideration and Participation in Future Appreciation. The NYSE Euronext board of directors considered that the merger agreement provides NYSE Euronext stockholders with the ability to choose to receive either the stock election or the cash election for their shares of NYSE Euronext common stock (subject to proration) and that, following the combination, NYSE Euronext stockholders will have the opportunity to participate in the equity value of the combined company, including the future growth and expected synergies at the combined company, while at the same time providing immediate value through the cash component of the merger consideration;

•	Implied Ownership. The NYSE Euronext board of directors considered that former NYSE Euronext stockholders would hold approximately 36% of the outstanding ICE common stock;

•

Financial Advisor’s Opinion. The NYSE Euronext board of directors considered the financial analyses presented to the NYSE Euronext board of directors by Perella Weinberg and the opinion of Perella Weinberg dated December 20, 2012, to the board of directors that, as of that date, and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the aggregate consideration was fair, from a financial point of view, to NYSE Euronext stockholders (other than ICE or any of its affiliates);

•

Alternatives. The NYSE Euronext board of directors considered the combination relative to the benefits, risks and uncertainties associated with other potential strategic alternatives that might be available to NYSE Euronext, including divesting portions of the company, such as the European derivatives business, and the prospects for the remaining company following such a divestiture, as well as remaining as a stand-alone entity, in the context of rapid technological and regulatory changes being confronted by the financial services industry and the risks and challenges associated with these changes, as well as broader economic developments impacting its existing businesses. The NYSE Euronext board also assessed the feasibility of executing other hypothetical alternatives. The NYSE Euronext board of directors also took note of the fact that NYSE Euronext did not receive any inquiries from other potential strategic partners, including those with which it had previously been in contact, following publication of news reports about the transaction, and that Company A, from which NYSE Euronext sought a proposal, did not provide a comparable offer to ICE’s from financial and strategic points of views;

•

No Financing Condition. The NYSE Euronext board of directors considered that the merger agreement has no financing condition and believed, following consultation with NYSE Euronext’s financial advisor, that ICE would be able to pay the cash portion of the merger consideration due under the merger agreement; and

•

Reverse Termination Fee. The NYSE Euronext board of directors considered that the merger agreement would require ICE to pay NYSE Euronext $750 million in the case the combination was terminated and certain regulatory-related closing conditions were not satisfied or the transaction was prohibited on competition grounds.

The NYSE Euronext board of directors also considered a variety of risks and other potentially negative factors concerning the combination, including the following:

•

the risk that the potential benefits of the combination (including the amount of cost savings and revenue synergies) may not be fully or partially achieved, or may not be achieved within the expected time frame;

•

the risk that regulatory, governmental or competition authorities might seek to impose conditions on or otherwise prevent or delay the combination, or impose restrictions or requirements on the operation of the businesses of ICE after completion of the combination;

•

the risks and costs to NYSE Euronext if the combination is not completed, including the potential diversion of management and employee attention, potential employee attrition and the potential effect on business and customer relationships;

•	the risk of diverting management focus and resources from other strategic opportunities and from operational matters, and potential disruption associated with combining and integrating the companies;

•

the potential challenges and difficulties relating to integrating the operations of NYSE Euronext and ICE, including the cost to achieve synergies, which will require consolidating certain businesses and functions (including regulatory functions) of ICE and NYSE Euronext, integrating their technologies, organizations, procedures, policies and operations, addressing differences in the business cultures of the two companies and retaining key personnel, and may disrupt each company’s ongoing businesses or create inconsistencies which adversely affect relationships with market participants, employees, regulators and others;

•

the restrictions on the conduct of NYSE Euronext’s business prior to the completion of the combination, which restrictions require NYSE Euronext to conduct its business in the ordinary course and subject to specific limitations, which may delay or prevent NYSE Euronext from undertaking business opportunities that may arise pending completion of the combination;

•

the risk that the NYSE Euronext stockholders may fail to adopt the merger agreement and approve the transactions contemplated thereby and the requirement that NYSE Euronext pay ICE a $100 million fee in such a situation;

•	the risk that the ICE stockholders may fail to approve the issuance of ICE common stock or amendments to its certificate of incorporation in the transaction;

•

the risk that the limitation on remedies available to NYSE Euronext in the event ICE were to breach its obligations under the merger agreement might adversely affect ICE’s willingness to complete the transaction on the agreed-upon terms;

•

the requirement that NYSE Euronext submit the merger agreement to its stockholders for approval even if the NYSE Euronext board of directors withdraws or changes its recommendation in a manner adverse to ICE (including by changing to recommend that NYSE Euronext stockholders reject the combination and the merger agreement), which could delay or prevent NYSE Euronext’s ability to pursue an alternative proposal if one were to become available in the interim;

•

the requirement that NYSE Euronext pay ICE a termination fee if an alternative proposal to acquire NYSE Euronext is publicly announced or made known and the merger agreement is thereafter terminated in certain circumstances (see “The Merger Agreement—Termination”) and the potential that such fee or certain provisions of the clearing services agreement without which ICE was unwilling to enter into such agreement or the merger agreement might affect the potential for NYSE Euronext to receive alternative merger or acquisition proposals both during the pendency of the combination with ICE as well as afterward should the combination with ICE not be consummated;

•

the risk that because the amount of stock consideration to be paid to the NYSE Euronext stockholders is fixed, the value of the consideration to NYSE Euronext stockholders in the combination could fluctuate;

•

the likelihood of litigation challenging the combination, and the possibility that an adverse judgment for monetary damages could have a material adverse effect on the operations of the combined company after the combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin completion of the combination;

•	the fees and expenses associated with completing the combination; and

•	various other risks associated with the combination and the businesses of NYSE Euronext, ICE and the combined company described under “Risk Factors.”

In addition to considering the factors described above, the NYSE Euronext board of directors considered that:

•

some officers and directors of NYSE Euronext have interests in the combination as individuals that are in addition to, and that may be different from, the interests of NYSE Euronext stockholders (see “The Mergers—Interests of NYSE Euronext Directors and Executive Officers in the NYSE Euronext Merger”); and

•	additional regulatory requirements could be applicable to the combined company as a result of the transaction.

Furthermore, in accordance with its obligations under the NYSE Euronext certificate of incorporation, the NYSE Euronext board of directors determined that the combination, and ICE’s exercise of voting rights over NYSE Euronext and ownership of equity interests in NYSE Euronext:

•	will not impair the ability of any U.S. regulated exchanges, NYSE Euronext or NYSE Group to discharge their respective responsibilities under the Exchange Act and the rules and regulations thereunder;

•	will not impair the ability of any European market subsidiaries of NYSE Euronext, NYSE Euronext or Euronext N.V. to discharge their respective responsibilities under the European exchange regulations;

•	is otherwise in the best interests of NYSE Euronext, its stockholders, its U.S. regulated exchanges and European market subsidiaries; and

•	will not impair the SEC’s ability to enforce the Exchange Act or the European regulators’ ability to enforce the European exchange regulations.

The NYSE Euronext board of directors concluded that the potentially negative factors associated with the combination were outweighed by the potential benefits that it expected NYSE Euronext and its stockholders to achieve as a result of the combination. Accordingly, the NYSE Euronext board of directors determined that the merger agreement and the transactions contemplated thereby, including the combination, are advisable, fair to, and in the best interests of, NYSE Euronext and its stockholders.

Opinion of Perella Weinberg, Financial Advisor to NYSE Euronext

The NYSE Euronext board of directors retained Perella Weinberg to act as its financial advisor in connection with the proposed combination. The board of directors selected Perella Weinberg based on Perella Weinberg’s qualifications, expertise and reputation and its knowledge of the business and affairs of NYSE Euronext and the industries in which NYSE Euronext conducts its business. Perella Weinberg, as part of its investment banking business, is continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, leveraged buyouts and other transactions as well as for corporate and other purposes.

On December 20, 2012, Perella Weinberg rendered its oral opinion, subsequently confirmed in writing, to the NYSE Euronext board of directors that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the aggregate consideration to be received by the holders of NYSE Euronext common stock (other than ICE or any of its affiliates) pursuant to the merger agreement dated December 20, 2012 was fair, from a financial point of view, to such holders. Perella Weinberg did not express any view or opinion on the procedures and limitations to which the standard election, the cash election or the stock election were subject.

In connection with delivering its opinion, Perella Weinberg reviewed a draft of the merger agreement entered into on December 20, 2012 (which we refer to as the “original merger agreement”) pursuant to which NYSE Euronext would have merged with and into Baseball Merger Sub, LLC, a direct, wholly owned subsidiary of ICE and upon which the merged entity would have been a wholly-owned subsidiary of ICE (which we refer to as the “original merger”). In the original merger, each share of NYSE Euronext common stock owned by a NYSE Euronext stockholder (except for certain shares held by ICE, NYSE Euronext, or their subsidiaries, and shares held by NYSE Euronext stockholders who properly sought appraisal in accordance with Delaware law) would have been converted into the right to receive 0.1703 of a share of ICE common stock and $11.27 in cash. In lieu of this election to receive a mix of cash and shares of ICE common stock, NYSE Euronext stockholders would have had the right to make either a cash election to receive $33.12 in cash, or a stock election to receive 0.2581 of a share of ICE common stock, for each of their NYSE Euronext shares. Both the cash election and the stock election were subject to the adjustment and proration procedures set forth in the original merger agreement to ensure that the total amount of cash paid, and the total number of shares of ICE common stock issued, in the merger to NYSE Euronext stockholders, as a whole, would have been equal to the total amount of cash and number of shares that would have been paid and issued if all of the NYSE Euronext stockholders received 0.1703 of a share of ICE common stock and $11.27 in cash (which we refer to as the “aggregate consideration”). Perella Weinberg’s opinion was issued prior to the amendment and restatement of the merger agreement and without regard thereto. Other than the substitution of shares of ICE Group common stock for shares of ICE common stock, the merger consideration that NYSE Euronext stockholders will receive in the transaction pursuant to the amended and restated merger agreement will not change. Accordingly, NYSE Euronext did not request an opinion from Perella Weinberg with respect to the combination.

All references to the merger agreement and the aggregate consideration to be received by the holders of NYSE Euronext common stock (other than ICE or any of its affiliates), when used in this discussion of Perella Weinberg’s opinion, refer to the original merger agreement and such aggregate consideration to be received by shareholders of NYSE Euronext pursuant to the original merger agreement, respectively.

The full text of Perella Weinberg’s written opinion, dated December 20, 2012, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Perella Weinberg, is attached as Appendix E and is incorporated by reference herein. Holders of NYSE Euronext common stock are urged to read Perella Weinberg’s opinion carefully and in its entirety. The opinion does not address NYSE Euronext’s underlying business decision to enter into the original merger or the mergers or the relative merits of the original merger or the mergers as compared with any other strategic alternative that may have been available to NYSE Euronext. The opinion does not constitute a recommendation to any holder of NYSE Euronext common stock or ICE common stock as to how such holders should vote, make any election or otherwise act with respect to the original merger or the mergers or any other matter and does not in any manner address the prices at which NYSE Euronext common stock or ICE common stock will trade at any time. In addition, Perella Weinberg expressed no opinion as to the fairness of the original merger or the mergers to, or any consideration to, the holders of any other class of securities, creditors or other constituencies of NYSE Euronext. Perella Weinberg provided its opinion for the information and assistance of the NYSE Euronext board of directors in connection with, and for the purposes of its evaluation of, the original merger. This summary is qualified in its entirety by reference to the full text of the opinion.

In arriving at its opinion, Perella Weinberg, among other things:

•	reviewed certain publicly available financial statements and other business and financial information with respect to NYSE Euronext and ICE, including research analyst reports;

•

reviewed certain internal financial statements, analyses, forecasts (which we refer to as NYSE Euronext forecasts), and other financial and operating data relating to the business of NYSE Euronext, in each case, prepared by management of NYSE Euronext;

•	reviewed certain publicly available financial forecasts relating to NYSE Euronext published by Goldman, Sachs & Co. (which we refer to as the Goldman Sachs Research forecasts);

•

reviewed certain internal financial statements, analyses, forecasts (which we refer to as the ICE forecasts), and other financial and operating data relating to the business of ICE, in each case, prepared by management of ICE;

•	reviewed certain publicly available financial forecasts relating to NYSE Euronext;

•	reviewed certain publicly available financial forecasts relating to ICE;

•	reviewed estimates of synergies anticipated from the original merger (which we refer to as the anticipated synergies), prepared by managements of NYSE Euronext and ICE;

•

discussed the past and current operations, financial condition and prospects of NYSE Euronext, including the anticipated synergies, with management of NYSE Euronext and the NYSE Euronext board of directors;

•	discussed the past and current operations, financial condition and prospects of ICE, including the anticipated synergies, with management of ICE;

•	compared the financial performance of NYSE Euronext and ICE with that of certain publicly traded companies which Perella Weinberg believed to be generally relevant;

•	compared the financial terms of the original merger with the publicly available financial terms of certain transactions which Perella Weinberg believed to be generally relevant;

•	reviewed the potential pro forma financial impact of the original merger on the future financial performance of ICE;

•

reviewed the historical trading prices and trading activity for NYSE Euronext common stock and ICE common stock, and compared such price and trading activity of NYSE Euronext common stock and ICE common stock with that of securities of certain publicly-traded companies which Perella Weinberg believed to be generally relevant;

•	reviewed the premia paid in certain publicly available transactions, which Perella Weinberg believed to be generally relevant;

•	reviewed a draft dated December 18, 2012 of the merger agreement; and

•	conducted such other financial studies, analyses and investigations, and considered such other factors, as Perella Weinberg deemed appropriate.

In arriving at its opinion, Perella Weinberg assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information supplied or otherwise made available to it (including information that was available from generally recognized public sources) for purposes of its opinion and further relied upon the assurances of the managements of NYSE Euronext and ICE that, to their knowledge, information furnished by them for purposes of Perella Weinberg’s analysis did not contain any material omissions or misstatements of material fact. Perella Weinberg assumed, with the consent of the NYSE Euronext board of directors, that there were no material undisclosed liabilities of NYSE Euronext and ICE for which adequate reserves or other provisions had not been made. With respect to NYSE Euronext forecasts, Perella Weinberg was advised by the management of NYSE Euronext and assumed, with the consent of the NYSE Euronext board of directors, that such NYSE Euronext forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of NYSE Euronext as to the future financial performance of NYSE Euronext and the other matters covered thereby and Perella Weinberg expressed no view as to the assumptions on which they were based. With respect to the ICE forecasts, Perella Weinberg assumed, with the consent of the board of directors, that such ICE forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of ICE as to the future financial performance of ICE and the other matters covered thereby and Perella Weinberg expressed no view as to the assumptions on which they were based. NYSE Euronext did not provide any forecasts for fiscal year 2014; accordingly, at the direction of NYSE Euronext, Perella Weinberg relied upon the Goldman Sachs Research forecasts for fiscal year 2014 and assumed that such estimates were a reasonable basis upon which to evaluate the fiscal year 2014 financial performance of NYSE Euronext and Perella Weinberg expressed no view as to the assumptions on which they were based. Perella Weinberg assumed, with the consent of the NYSE Euronext board of directors, that the anticipated synergies and potential strategic implications and operational benefits (including the amount, timing and achievability thereof) anticipated by the managements of NYSE Euronext and ICE to result from the original merger would be realized in the amounts and at the times projected by the managements of NYSE Euronext and ICE, and Perella Weinberg expressed no view as to the assumptions on which they were based. Perella Weinberg relied without independent verification upon the assessment by the managements of NYSE Euronext and of ICE of the timing and risks associated with the integration of NYSE Euronext and ICE. In arriving at its opinion, Perella Weinberg did not make any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of NYSE Euronext or ICE, nor was Perella Weinberg furnished with any such valuations or appraisals, nor did Perella Weinberg assume any obligation to conduct, nor did Perella Weinberg conduct, any physical inspection of the properties or facilities of NYSE Euronext or ICE. In addition, Perella Weinberg did not evaluate the solvency of any party to the merger agreement dated December 20, 2012, including under any state or federal laws relating to bankruptcy, insolvency or similar matters. Perella Weinberg assumed that the final merger agreement would not differ in any material respect from the form of merger agreement reviewed by Perella Weinberg and that the original merger would be consummated in accordance with the terms set forth in such merger agreement, without material modification, waiver or delay. In addition, Perella Weinberg assumed that in connection with the receipt of all the necessary approvals of the proposed original merger, no delays, limitations, conditions or restrictions would be imposed that could have an adverse effect on NYSE Euronext, ICE or the contemplated benefits expected to be derived in the proposed original merger. Perella Weinberg also assumed at the direction of NYSE Euronext that the original merger would qualify for federal income tax purposes as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code. Perella Weinberg relied as to all legal matters relevant to rendering its opinion upon the advice of its counsel.

Perella Weinberg’s opinion addressed only the fairness from a financial point of view, as of the date thereof, of the aggregate consideration to be received by the holders of NYSE Euronext common stock (other than ICE or any of its affiliates) pursuant to the merger agreement dated December 20, 2012. Perella Weinberg was not asked to, nor did it, offer any opinion as to any other term of the merger agreement or the Clearing Services Agreement entered into between ICE Clear Europe Limited and LIFFE Administration and Management on December 20, 2012, or the form or structure of the original merger or the mergers or the likely timeframe in which the original merger or the mergers would be consummated. In addition, Perella Weinberg expressed no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the original merger or the mergers, or any class of such persons, relative to the aggregate consideration to be received by the holders of NYSE Euronext common stock pursuant to the merger agreement or otherwise. Perella Weinberg did not express any opinion as to any tax or other consequences that may result from the transactions contemplated by the merger agreement, nor did its opinion address any legal, tax, regulatory or accounting matters, as to which it understood NYSE Euronext had received such advice as it deemed necessary from qualified professionals. Perella Weinberg’s opinion did not address the underlying business decision of NYSE Euronext to enter into the original merger or the mergers or the relative merits of the original merger or the mergers as compared with any other strategic alternative which may have been available to NYSE Euronext.

Perella Weinberg’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Perella Weinberg as of, the date of its opinion. It should be understood that subsequent developments may affect Perella Weinberg’s opinion and the assumptions used in preparing it, and Perella Weinberg does not have any obligation to update, revise, or reaffirm its opinion. The issuance of Perella Weinberg’s opinion was approved by a fairness committee of Perella Weinberg.

Summary of Material Financial Analyses

The following is a summary of the material financial analyses performed by Perella Weinberg and reviewed by the NYSE Euronext board of directors in connection with Perella Weinberg’s opinion relating to the original merger and does not purport to be a complete description of the financial analyses performed by Perella Weinberg. The order of analyses described below does not represent the relative importance or weight given to those analyses by Perella Weinberg. Some of the summaries of the financial analyses include information presented in tabular format.

In order to fully understand Perella Weinberg’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Perella Weinberg’s financial analyses.

Illustrative Premium Paid Analysis. Perella Weinberg took the sum of (a) the product of (1) the exchange ratio of 0.1703 (which exchange ratio was used to calculate the amount of stock included in the standard election amount) and (2) the per share closing price of ICE common stock on December 19, 2012 (the last trading day prior to the day on which NYSE Euronext and ICE publicly announced the proposed original merger (which date is referred to in this summary of Perella Weinberg’s material financial analyses as the “reference date”)), which per share closing price was $128.31 and (b) $11.27 (the amount of cash included in the standard election amount), and compared the resulting $33.12 implied value per share of NYSE Euronext common stock (which we refer to as the $33.12 implied value per share merger consideration) to the following:

•	the closing market price per share of NYSE Euronext common stock on the reference date;

•	the closing market price per share of NYSE Euronext common stock one-week prior to the reference date; and

•	the closing market price per share of NYSE Euronext common stock one-month prior to the reference date.

The results of these calculations are summarized in the following table:

	Price of NYSE Euronext Share	Implied Transaction Premia
Closing price on reference date	$24.05	37.7%
Closing price one-week prior to reference date	$23.44	41.3%
Closing price one-month prior to reference date	$22.73	45.7%

Perella Weinberg also calculated (based on data provided by FactSet) the median premia paid in selected transactions since January 1, 2007 with values between $5 billion and $15 billion where the target’s pro forma ownership was less than or equal to 40% (excluding those transactions that Perella Weinberg did not deem appropriate for comparison purposes). For each of these selected transactions, Perella Weinberg calculated the premium paid relative to the following:

•

the closing market price per share of the target company’s shares on the last trading day prior to the day on which the selected transaction was publicly announced or that the target company’s shares may have been influenced by market speculation concerning a potential transaction, which we refer to as the target reference date;

•	the closing market price per share of the target company’s shares one-week prior to the target reference date; and

•	the closing market price per share of the target company’s shares one-month prior to the target reference date.

The results of these calculations are summarized in the following table:

Median Premia Paid Relative to Closing Price
Target reference date	21.6%
One week prior to target reference date	27.5%
One month prior to target reference date	29.9%

Based on the premia calculated above, Perella Weinberg’s analyses of the selected transactions and on professional judgments made by Perella Weinberg, Perella Weinberg selected a representative range of premia paid of 20% to 40%. Perella Weinberg noted that, based on the closing market price per share of NYSE Euronext common stock on the reference date, this analysis implied a per share equity value reference range for NYSE Euronext common stock of $28.85 to $33.65 and compared that to the $33.12 implied per share merger consideration to be received by the holders of NYSE Euronext common stock pursuant to the original merger.

Historical Stock Trading. Perella Weinberg reviewed the historical trading price per share of NYSE Euronext common stock and ICE common stock for the 52-week period ending on the reference date. Perella Weinberg noted that, in the 52-week period ending on the reference date, the range of trading market prices per share of NYSE Euronext common stock was $22.25 to $31.25 compared to the $33.12 implied value per share merger consideration to be received by the holders of NYSE Euronext common stock pursuant to the original merger. Perella Weinberg also noted that, in the 52-week period ending on the reference date, the range of trading market prices per share of ICE common stock was $110.65 to $142.75 compared to the $128.31 closing market price per share of ICE common stock on the reference date.

The historical stock trading analysis provided general reference points with respect to the trading prices of NYSE Euronext common stock and ICE common stock which enabled Perella Weinberg to compare the historical prices with the consideration to be paid to the holders of NYSE Euronext common stock pursuant to the original merger.

Equity Research Analyst Price Target Statistics. Perella Weinberg reviewed and analyzed the most recent publicly available research analyst one-year price targets for NYSE Euronext common stock prepared and published by 20 selected equity research analysts prior to the reference date. Perella Weinberg noted that the range of recent equity analyst one-year price targets for NYSE Euronext common stock prior to the reference date was $23.00 to $32.00 per share, with a median one-year price target of $28.50. Perella Weinberg then discounted such equity research analyst one-year price targets for NYSE Euronext common stock applying a 11.6% cost of equity, which cost of equity was based on the capital asset pricing model (which we refer to in this document as CAPM) using a market risk premium, a size premium, a risk-free rate and betas for NYSE Euronext common stock that were determined by Perella Weinberg using then available information. Perella Weinberg noted that this range of discounted equity research analyst one-year price targets for shares of NYSE Euronext common stock was approximately $20.60 to $28.70 per share compared to the $33.12 implied value per share merger consideration to be received by the holders of NYSE Euronext common stock pursuant to the original merger.

Perella Weinberg also reviewed and analyzed the most recent publicly available research analyst one-year price targets for ICE common stock prepared and published by 18 selected equity research analysts prior to the reference date. Perella Weinberg noted that the range of recent equity analyst one-year price targets for ICE common stock prior to the reference date was $133.00 to $166.00 per share, with a median one-year price target of $150.00. Perella Weinberg then discounted such equity research analyst one-year price targets for ICE common stock applying a 10.8% cost of equity, which cost of equity was based on CAPM using a market risk premium, a size premium, a risk-free rate and betas for ICE common stock that were determined by Perella Weinberg using then available information. Perella Weinberg noted that this range of discounted equity research analyst one-year price targets for shares of ICE common stock was approximately $120.00 to $149.80 per share compared to the $128.31 closing market price per share of ICE common stock on the reference date.

The public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for NYSE Euronext common stock and ICE common stock. Further, these estimates are subject to uncertainties, including the future financial performance of NYSE Euronext and ICE and future financial market conditions.

Selected Publicly Traded Companies Analysis. Perella Weinberg reviewed and compared certain financial information for NYSE Euronext and ICE to corresponding financial information, ratios and public market multiples for certain publicly held companies in the exchange operator industry. Although none of the following companies is identical to NYSE Euronext or to ICE, Perella Weinberg selected these companies because they had publicly traded equity securities and were deemed to be similar to NYSE Euronext and ICE in one or more respects including being operators of exchanges.

Selected Publicly Traded Companies

•	CBOE Holdings, Inc.

•	CME Group Inc.

•	Deutsche Börse AG

•	London Stock Exchange plc

•	The NASDAQ OMX Group, Inc.

For each of the selected companies, Perella Weinberg calculated and compared financial information and various financial market multiples and ratios based on company filings for historical information and consensus third party research estimates prepared by the Institutional Brokers’ Estimate System, or I/B/E/S, for forecasted information. For NYSE Euronext and ICE, Perella Weinberg made calculations based on company filings and information provided by the respective managements of each company for historical information and third party research estimates from I/B/E/S.

With respect to NYSE Euronext, ICE and each of the selected companies, Perella Weinberg reviewed enterprise value as of the reference date as a multiple of estimated earnings before interest, taxes, depreciation and amortization, or EBITDA, and share price to estimated earnings per share, or EPS, for calendar year 2012 and calendar year 2013. The results of these analyses are summarized in the following table:

	EV /2012E EBITDA Multiple	EV /2013E EBITDA Multiple
NYSE Euronext	7.9x	7.0x
ICE	9.1x	8.2x
Other selected exchange operators	7.0x - 8.9x	6.6x - 8.6x

	Share Price / 2012E Earnings Multiple	Share Price /2013E Earnings Multiple
NYSE Euronext	13.1x	10.7x
ICE	17.1x	15.1x
Other selected exchange operators	10.3x - 18.0x	9.7x - 16.3x

Based on the multiples calculated above, Perella Weinberg’s analyses of the various selected publicly traded companies and on professional judgments made by Perella Weinberg, Perella Weinberg selected representative ranges of multiples of 7.5x - 8.5x to apply to CY2012E EBITDA of NYSE Euronext and 11.0x - 13.0x to apply to CY2012E earnings per share of NYSE Euronext based on each of the I/B/E/S estimates, the NYSE Euronext forecasts prepared by management of NYSE Euronext for a budget case (which we refer to as the Company budget case forecasts) and NYSE Euronext forecasts prepared by management for a volume growth case (which we refer to as the Company volume growth case forecasts). The budget case forecasts and the volume growth case forecasts reflected NYSE Euronext management’s alternative assumptions with respect to average daily trading volumes and included EBITDA projections that were adjusted for certain duplicate and one-time costs associated with the NYSE Euronext Project 14 transformational plan. Perella Weinberg also selected representative ranges of multiples of 6.5x - 7.5x to apply to CY2013E EBITDA of NYSE Euronext and 9.5x - 11.5x to apply to CY2013 earnings per share of NYSE Euronext based on each of the I/B/E/S estimates, the Company budget case forecasts and the Company volume case forecasts. Perella Weinberg noted that this analysis implied average per share equity value reference ranges for NYSE Euronext common stock of approximately $21.95 to $26.25 based on CY2012E EBITDA and CY2013 EBITDA provided by I/B/E/S estimates, approximately $21.65 to $25.90 based on CY2012E EBITDA and CY2013E EBITDA provided by the Company budget case forecasts and approximately $22.75 to $27.20 based on CY2012E EBITDA and CY2013E EBITDA provided by the Company volume growth case forecasts. Perella Weinberg also noted that this analysis implied average per share equity value reference ranges for NYSE Euronext common stock of approximately $20.75 to $24.85 based on CY2012E earnings per share and CY2013E earnings per share provided by I/B/E/S estimates, approximately $20.55 to $24.60 based on CY2012E earnings per share and CY2013E earnings per share provided by the Company budget case forecasts and approximately $21.70 to $26.00 based on CY2012E earnings per share and CY2013E earnings per share provided by the Company volume growth case forecasts. Perella Weinberg compared these ranges to the $33.12 implied value per share merger consideration to be received by the holders of NYSE Euronext common stock pursuant to the original merger.

Based on the multiples calculated above, Perella Weinberg’s analyses of the various selected publicly traded companies and on professional judgments made by Perella Weinberg, Perella Weinberg also selected representative ranges of multiples of 8.5x - 9.5x to apply to CY2012E EBITDA of ICE and 17.0x - 19.0x to apply to CY2012E earnings per share of ICE based on each of the I/B/E/S estimates and ICE forecasts. Perella Weinberg also selected representative ranges of multiples of 8.0x - 9.0x to apply to CY2013E EBITDA of ICE and 15.0x - 17.0x to apply to CY2013E earnings per share of ICE based on each of the I/B/E/S estimates and ICE forecasts. Perella Weinberg noted that this analysis implied average per share equity value reference ranges for ICE common stock of approximately $123.25 to $136.90 based on CY2012E EBITDA and CY2013E EBITDA provided by I/B/E/S estimates and approximately $121.95 to $135.40 based on CY2012E EBITDA and CY2013E EBITDA provided by the ICE forecasts. Perella Weinberg also noted that this analysis implied average per share equity value reference ranges for ICE common stock of approximately $127.45 to $143.45 based on CY2012E earnings per share and CY2013E earnings per share provided by I/B/E/S estimates and approximately $125.75 to $141.55 based on CY2012E earnings per share and CY2013E earnings per share provided by the ICE forecasts. Perella Weinberg compared these ranges to the $128.31 closing market price per share of ICE common stock on the reference date.

Although the selected companies were used for comparison purposes, no business of any selected company was either identical or directly comparable to either NYSE Euronext’s or ICE’s business. Accordingly, Perella Weinberg’s comparison of selected companies to NYSE Euronext and ICE and analysis of the results of such comparisons was not purely mathematical, but instead necessarily involved complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the relative values of the selected companies, NYSE Euronext and ICE.

Discounted Cash Flow Analysis of NYSE Euronext. Perella Weinberg conducted a discounted cash flow analysis for NYSE Euronext based on the Company budget case and volume growth case forecasts by first calculating, in each case, the present value as of December 31, 2012 of the estimated standalone unlevered free cash flows (calculated as adjusted earnings before interest payments after taxes (assuming tax rates as provided in NYSE Euronext forecasts) plus depreciation and amortization, minus capital expenditures, and adjusting for changes in net working capital and other cash flows) that NYSE Euronext could generate for fiscal years 2013 and 2014 utilizing discount rates ranging from 9.5% to 10.5% based on estimates of the weighted average cost of capital of NYSE Euronext calculated assuming a cost of equity of 11.6% based on CAPM and an estimated cost of debt of 4.0% weighted based upon the fully diluted market capitalization of $5.9 billion as of December 19, 2012 and gross debt of $2.5 billion. Estimates of unlevered free cash flows used for these analyses utilized the financial forecasts prepared by NYSE Euronext management and the Goldman Sachs Research forecasts for 2014. Perella Weinberg also calculated, in each case, a range of terminal values utilizing terminal year multiples of last twelve months, or LTM, EBITDA ranging from 7.75x to 8.25x (which range was determined by Perella Weinberg in the exercise of its professional judgment) and discount rates ranging from 9.5% to 10.5% based on estimates of the weighted average cost of capital of NYSE Euronext. Perella Weinberg estimated NYSE Euronext’s weighted average cost of capital by calculating, in each case, the weighted average of cost of equity and after-tax cost of debt of NYSE Euronext. The present values of unlevered free cash flows generated over the period described above were then added, in each case, to the present values of terminal values resulting in a range of implied enterprise values for NYSE Euronext. From the range of implied enterprise values, Perella Weinberg derived ranges of implied equity values for NYSE Euronext. These analyses resulted in the following reference ranges of implied enterprise values and implied equity values per share of NYSE Euronext common stock:

	Range of Implied Enterprise Present Value (in millions)	Range of Implied Present Value Per Share
Budget Case	$7,575 - $8,275	$30.65 - $33.50
Volume Growth Case	$7,620 - $8,320	$30.85 - $33.65

Perella Weinberg compared the range of implied present values per share of NYSE Euronext common stock in the budget and volume growth cases to the $33.12 implied value per share merger consideration to be received by the holders of NYSE Euronext common stock pursuant to the original merger.

Discounted Cash Flow Analysis of ICE. Perella Weinberg conducted a discounted cash flow analysis for ICE based on the ICE projections by first calculating the present value as of December 31, 2012 of the estimated standalone unlevered free cash flows (calculated as earnings before interest payments after taxes (assuming tax rates as provided in the ICE projections) plus depreciation and amortization and non-cash compensation expense, minus capital expenditures, and adjusting for changes in net working capital) that ICE could generate for fiscal years 2013 and 2014 utilizing discount rates ranging from 9.0% to 10.0% based on estimates of the weighted average cost of capital of ICE. Estimates of unlevered free cash flows used for these analyses utilized the financial projections prepared by ICE management. Perella Weinberg also calculated a range of terminal values assuming terminal year multiples of LTM EBITDA ranging from 8.25x to 8.75x (which range was determined by Perella Weinberg in the exercise of its professional judgment) and discount rates ranging from 9.0% to 10.0% based on estimates of the weighted average cost of capital of ICE calculated assuming a cost of equity of 10.8% based on CAPM and an estimated cost of debt of 4.0% weighted based upon the fully diluted market capitalization of $9.5 billion as of December 19, 2012 and gross debt of $850 million. Perella Weinberg estimated ICE’s weighted average cost of capital by calculating the weighted average of cost of equity and after-tax cost of debt of ICE. The present values of unlevered free cash flows generated over the period described above were then added to the present values of terminal values resulting in a range of implied enterprise values for ICE. From the range of implied enterprise values, Perella Weinberg derived ranges of implied equity values for ICE. These analyses resulted in the following reference ranges of implied enterprise values and implied equity values per share of ICE:

Range of Implied Enterprise Present Value (in millions)	Range of Implied Present Value Per Share
$9,959 - $10,596	$134.40 - $142.95

Perella Weinberg compared the range of implied present values per share of ICE to the $128.31 closing market price per share of ICE common stock on the reference date.

Selected Transactions Analysis. Perella Weinberg analyzed certain information relating to selected announced or proposed transactions in the exchange operator industry (transactions analyzed occurred between October 2010 and June 2012, some of which ultimately did not close). Perella Weinberg selected the transactions because, in the exercise of its professional judgment, Perella Weinberg determined the targets in such transactions to be relevant companies having operations similar to NYSE Euronext. For each of the selected transactions, Perella Weinberg calculated and compared the resulting enterprise value in the transaction as a multiple of reported LTM EBITDA. The multiples for the selected transactions were based on publicly available information at the time of the relevant transaction. The results of these analyses are summarized in the following table:

Transaction Announcement Date	Acquiror	Target	EV/LTM EBITDA
October 2010	Singapore Exchange	ASX Limited	10.3x
February 2011	London Stock Exchange	TMX Group	10.4x
February 2011	Deutsche Börse AG	NYSE Euronext	10.1x
April 2011	The NASDAQ OMX Group /IntercontinentalExchange	NYSE Euronext	11.5x
May 2011	Maple Group	TMX Group	10.6x
November 2011	Tokyo Stock Exchange Group	Osaka Securities Exchange	9.1x
March 2012	London Stock Exchange	LCH.Clearnet	6.2x
June 2012	Hong Kong Exchanges and Clearing Limited	LME Holdings Limited	31.3x

Perella Weinberg compared the multiples above to a multiple of 9.7x, which represented the enterprise value in the original merger as a multiple of NYSE Euronext’s reported LTM EBITDA, assuming the $33.12 implied value per share merger consideration.

Based on the multiples calculated above, Perella Weinberg’s analyses of the various selected transactions and on professional judgments made by Perella Weinberg, Perella Weinberg selected a representative range of multiples of 9.5x - 10.5x to apply to reported LTM EBITDA of NYSE Euronext. Perella Weinberg applied such ranges to reported LTM EBITDA to derive an implied per share equity reference range for NYSE Euronext common stock of approximately $32.35 to $36.60 and compared that to the $33.12 implied value per share merger consideration to be received by the holders of NYSE Euronext common stock pursuant to the original merger.

Although the selected transactions were used for comparison purposes, none of the selected transactions nor the companies involved in them was either identical or directly comparable to the original merger or NYSE Euronext.

Miscellaneous

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth herein, without considering the analyses or the summary as a whole could create an incomplete view of the processes underlying Perella Weinberg’s opinion. In arriving at its fairness determination, Perella Weinberg considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered. Rather, Perella Weinberg made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the analyses described herein as a comparison is directly comparable to NYSE Euronext, ICE or the original merger.

Perella Weinberg prepared the analyses described herein for purposes of providing its opinion to the NYSE Euronext board of directors as to the fairness, from a financial point of view, as of the date of such opinion, of the aggregate consideration to be paid to the holders of NYSE Euronext common stock (other than ICE or any of its affiliates) pursuant to the merger agreement dated December 20, 2012. These analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Perella Weinberg’s analyses were based in part upon third party research analyst estimates, which are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by Perella Weinberg’s analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties to the merger agreement or their respective advisors, none of NYSE Euronext, ICE, Perella Weinberg or any other person assumes responsibility if future results are materially different from those forecasted by third parties.

As described above, the opinion of Perella Weinberg to the NYSE Euronext board of directors was one of many factors taken into consideration by the NYSE Euronext board of directors in making its determination to approve the original merger and the mergers. Perella Weinberg was not asked to, and did not, recommend the specific consideration to the NYSE Euronext shareholders provided for in the original merger or the mergers (including the consideration included in each of the cash election, stock election or standard election ), which consideration was determined through arms-length negotiations between NYSE Euronext and ICE. Perella Weinberg did not recommend any specific amount of consideration to NYSE Euronext or the board of directors or that any specific amount of consideration constituted the only appropriate consideration for the transaction.

Pursuant to the terms of the engagement letter between Perella Weinberg and NYSE Euronext dated as of December 11, 2012, NYSE Euronext agreed to pay to Perella Weinberg $3 million upon the public announcement of the combination or delivery of the opinion rendered by Perella Weinberg as described above plus an additional $19 million upon the closing of the combination. In addition, NYSE Euronext agreed to reimburse Perella Weinberg for its reasonable expenses, including attorneys’ fees and disbursements and to indemnify Perella Weinberg and related persons against various liabilities, including certain liabilities under the federal securities laws.

In the ordinary course of its business activities, Perella Weinberg or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for their own account or the accounts of customers or clients, in debt or equity or other securities (or related derivative securities) or financial instruments (including bank loans or other obligations) of NYSE Euronext or ICE or any of their respective affiliates. During the two-year period prior to the date of Perella Weinberg’s opinion, Perella Weinberg and its affiliates provided certain investment banking services to NYSE Euronext and its affiliates for which Perella Weinberg and its affiliates received compensation, including having acted as financial advisor to NYSE Euronext in a proposed combination transaction with Deutsche Börse AG. Perella Weinberg and its affiliates may in the future provide investment banking and other financial services to NYSE Euronext and ICE and their respective affiliates and in the future may receive compensation for the rendering of such services.

Recommendation of the ICE Board of Directors and Reasons for the Mergers

The ICE board of directors, at a meeting held on March 19, 2013, determined that the combination is fair to, and in the best interests of, ICE and its stockholders and approved and declared advisable the merger agreement, the ICE and NYSE Euronext mergers and the other transactions contemplated by the merger agreement.

In reaching its decision on December 20, 2012 in connection with the signing of the original merger agreement, the ICE board of directors consulted with its financial and legal advisors as well as with its senior management and considered a number of factors in connection with its evaluation of the proposed transaction, including the principal factors mentioned below. The ICE board of directors did not consider it practical to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination, and the ICE board of directors reached its decision based on all of the information available to

it. The explanation of the ICE board of directors’ reasons for the proposed transaction and all other information presented in this section is forward-looking in nature and therefore should be read in light of the factors discussed under “Cautionary Statement Regarding Forward-Looking Statements.”

The ICE board of directors considered a number of factors, including the material ones set out below, as generally supporting its decision to enter into the merger agreement and proceed with the proposed transaction.

Strategic Considerations

•

The expectation that the combination of ICE and NYSE Euronext would create a leading operator of global exchanges and clearing houses for commodities, credit derivatives, equities and equity derivatives, foreign exchange and interest rates;

•

The expectation that the combined company would create long-term shareholder value by creating additional growth opportunities by leveraging the respective strengths of each business and by enhancing the derivatives business of NYSE Euronext and unlocking value in other business lines;

•	The expectation that the combined company would create a global, multi-asset class platform with a broad suite of pre-trade and post-trade capabilities;

•

The view that the combination would combine NYSE Euronext’s global leadership in trading listed equity securities, strong reputation and established brand with ICE’s culture of innovation, proven execution capabilities, and growth and customer orientation to create a diversified business model with larger market opportunities for the combined company;

•

The view that the transaction would establish the combined company as a leading full-service marketplace for investors, traders and issuers worldwide with the ability to drive new product innovation and efficiencies;

•	The expectation that the combination of ICE and NYSE Euronext would create an industry-leading provider of market data and related market information relied upon in U.S. markets and globally;

•	The expectation that the combination will create substantial incremental efficiency and growth opportunities;

Regulatory/Market Structure

•	The view that the transaction is expected to improve operational, cost and capital efficiencies for customers in implementing new regulatory requirements;

•

The expectation that the combined company will result in an efficient clearing model that will support growth as interest rate markets recover, new interest rate products are developed and interest rate swap clearing develops;

•

The view that a high-performance, integrated technology infrastructure will enhance market security while preserving the elements of market structure that are supportive to stability and market confidence;

Synergies

•

The expectation that the combination would result in, exclusive of potential revenue synergies, approximately $450 million in combined annual cost synergies within three years of closing, with approximately 80% of the expense synergies expected to be realized within two years of closing. These cost savings synergies include $150 million related to NYSE Euronext’s current cost savings program, Project 14, as well as $150 million projected from the creation of business efficiencies in clearing, technology, and operations (including cost savings from the integration of Liffe Administration and Management’s trading with the ICE Futures Europe platform) and other administrative spending and

$150 million from rationalization of support functions and portfolio optimization synergies, including reduction of resources and elimination of the overlap in public company corporate, technology, real estate, and other similar function expenses borne by the two companies;

•

The expectation that the transaction will unlock significant value in view of the fact that ICE has successfully integrated a number of acquisitions in the last decade, with a track record of delivering on or exceeding synergy commitments;

•

The expectation that the transition of Liffe products currently cleared by Liffe Administration and Management and LCH.Clearnet to ICE Clear Europe will result in significant synergies and potential new growth opportunities, in view of ICE’s proven clearing transition capabilities and successful launch of ICE Clear Europe in November 2008, transferring approximately 26.5 million contracts and over $16 billion in initial margin;

Merger Agreement

•

The view that the terms and conditions of the merger agreement and the transactions contemplated therein, including the representations, warranties, covenants, closing conditions and termination provisions, are comprehensive and favorable to completing the proposed transaction;

•	The expectation that the satisfaction of the conditions to completion of the transactions contemplated by the merger agreement is feasible during the second half of 2013;

Other Financial Considerations

•

The expectation that the transaction will provide strong operating leverage while preserving healthy levels of recurring revenues and will provide products that are expected to perform well in a rising or more volatile interest rate environment and an improved equity market environment;

•	The expectation that the strong cash flows and balance sheet of the combined company will support continued investments in growth initiatives while facilitating deleveraging post-close;

•

The expectation that the combined company would have a strong balance sheet and the ability to generate substantial cash flow to finance future expansion as well as to invest in improving and adding new technology, services and products for customers;

Implied Ownership

•

That the exchange ratio implied that existing ICE shareholders and former NYSE Euronext shareholders would hold approximately 64% and 36%, respectively, of the outstanding shares of ICE Group common stock after completion of the combination;

Opinion of Financial Advisor

•

The opinion of Morgan Stanley that, as of December 20, 2012 and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in its opinion, the consideration to be paid by ICE pursuant to the merger agreement dated December 20, 2012 was fair, from a financial point of view, to ICE;

Due Diligence

•	The scope of the due diligence investigation of NYSE Euronext conducted by ICE management and outside advisors, and the results of that investigation;

Recommendation by ICE Management

•

ICE management’s recommendation in favor of the combination and the issuance of shares of ICE Group common stock in an amount sufficient to pay the aggregate stock portion of the NYSE Euronext merger consideration and to issue shares of ICE Group common stock as required under the merger agreement;

Governance

•

That the combined company would be led by a strong, experienced management team, including senior management of ICE and NYSE Euronext; Jeffrey C. Sprecher would continue as Chairman and CEO of the combined company, Charles A. Vice would continue as President and Chief Operating Officer and Scott A. Hill would continue as CFO; Duncan L. Niederauer, the current CEO of NYSE Euronext, would become President of the combined company and CEO of NYSE Group, Inc.;

•	That four members of the NYSE Euronext board of directors as of immediately prior to the combination would be added to the ICE Group board of directors;

Funding the Cash Portion of the NYSE Euronext Merger Consideration

•	That the cash portion of the NYSE Euronext merger consideration would be funded by a combination of cash on hand and existing ICE credit facilities; and

Familiarity with Businesses

•

Its knowledge of ICE’s and NYSE Euronext’s businesses, historical financial performance and condition, operations, properties, assets, regulatory issues, competitive positions, prospects and management, as well as its knowledge of the current and prospective environment in which ICE and NYSE Euronext operate, including the increasing consolidation in the industry.

The ICE board of directors also considered a variety of uncertainties and risks and other potentially negative factors concerning the merger agreement and the combination, including the following (not in any relative order of importance):

•

The risk that the combination with NYSE Euronext might not be completed in a timely manner or at all and the attendant adverse consequences for ICE’s and NYSE Euronext’s businesses as a result of the pendency of the combination and operational disruption;

•

The risk that regulatory, governmental or competition authorities might seek to impose conditions on or otherwise prevent or delay the combination, or impose restrictions or requirements on the operation of the businesses of the combined company after completion of the combination or regulatory changes that could impact NYSE Euronext’s business on a stand-alone basis;

•

The risk that a number of regulatory and tax reforms are likely to affect the NYSE Euronext business in Europe, including regulatory capital requirements, non-discriminatory access to trading platforms and clearing houses, restrictions on high-frequency trading, access to indices and benchmark licenses, reforms to benchmarks and indices following the LIBOR manipulation investigations, widening of the market abuse regime, focus on money laundering and the proposed financial transactions tax;

•	The risk that NYSE Euronext stockholders fail to approve the transaction and/or ICE stockholders fail to approve the transaction and related matters;

•

The risk of adverse outcomes of pending or threatened litigation or government investigations with respect to NYSE Euronext, and the possibility that an adverse judgment for monetary damages could have a material adverse effect on the business or operations of NYSE Euronext, or of the combined company after the combination;

•

The restrictions on the conduct of ICE’s business prior to the completion of the combination, which restricts ICE from acquiring or agreeing to acquire any entity or assets which may delay or prevent the satisfaction of the conditions precedent to the transactions contemplated by the merger agreement (see “The Merger Agreement—Conditions to the Consummation of the Mergers”);

•

The requirement that ICE pay NYSE Euronext a termination fee of either $100 million, $300 million, $450 million or $750 million under certain circumstances prompting the termination of the merger agreement (see “The Merger Agreement—Termination Fees Payable by ICE”);

•

The risks associated with the occurrence of events which may materially and adversely affect the operations or financial condition of NYSE Euronext and its subsidiaries, which may not entitle ICE to terminate the merger agreement;

•	The risk that the potential benefits, savings and synergies of the combination may not be fully or partially achieved, or may not be achieved within the expected timeframe;

•	The challenges and difficulties relating to integrating the operations of ICE and NYSE Euronext;

•

The risk of diverting ICE management focus and resources from other strategic opportunities and from operational matters while working to implement the transaction with NYSE Euronext, and other potential disruption associated with combining and integrating the companies, and the potential effects of such diversion and disruption on the businesses and customer relationships of ICE and NYSE Euronext;

•

The risk that because the exchange ratio related to the stock portion of the NYSE Euronext merger consideration to be paid to NYSE Euronext shareholders is fixed, the value of the stock portion of the merger consideration to be paid by ICE Group could fluctuate between the original signing of the merger agreement and the completion of the transactions contemplated by the merger agreement;

•

The possibility that, without assuming the achievement of revenue synergies or improvements in the markets in which the combined company will operate, the combined company could have lower revenue and growth rates than each of the companies experienced historically;

•	The effects of general competitive, economic, political and market conditions and fluctuations on ICE, NYSE Euronext or the combined company; and

•	Various other risks associated with the combination and the businesses of ICE, NYSE Euronext and the combined company, some of which are described under “Risk Factors.”

The ICE board of directors concluded that the potentially negative factors associated with the combination were outweighed by the potential benefits that it expected ICE and its shareholders to achieve as a result of the combination. Accordingly, the ICE board of directors approved the merger agreement, the combination and the other transactions contemplated by the merger agreement.

The foregoing discussion of the information and factors considered by the ICE board of directors is not intended to be exhaustive, but includes the material factors considered by the ICE board of directors. In view of the variety of factors considered in connection with its evaluation of the combination, the ICE board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, individual directors may have given different weights to different factors. The ICE board of directors did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. The ICE board of directors based its recommendation on the totality of the information presented.

For the reasons set forth above and such other factors considered by the ICE board of directors, the ICE board of directors determined that the combination and the transactions contemplated by the merger agreement are consistent with, and will further, the business strategies and goals of ICE, and are in the best interests of ICE and the ICE stockholders and has approved and declared advisable the merger agreement and the transactions contemplated thereby, including the mergers, and recommends that ICE stockholders vote “FOR” the ICE Merger proposal and “FOR” the ICE Group Governance-Related proposals.

Opinion of Morgan Stanley, Financial Advisor to ICE

Morgan Stanley was retained by ICE to act as its financial advisor and provide a financial opinion in connection with the proposed acquisition of NYSE Euronext by ICE. The ICE board of directors selected Morgan Stanley to act as ICE’s financial advisor based on Morgan Stanley’s qualifications, experience and reputation and its knowledge of the business and affairs of ICE. On December 20, 2012, Morgan Stanley rendered its oral opinion, which was also confirmed in writing, to the ICE board of directors to the effect that, as of that date and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in its opinion, the consideration to be paid by ICE pursuant to the merger agreement dated December 20, 2012 was fair from a financial point of view to ICE.

In connection with delivering its opinion, Morgan Stanley reviewed a draft of the merger agreement entered into on December 20, 2012 (which we refer to as the “original merger agreement”) pursuant to which NYSE Euronext would have merged with and into Baseball Merger Sub, LLC, a direct, wholly owned subsidiary of ICE and upon which the merged entity would have been a wholly owned subsidiary of ICE (which we refer to as the “original merger”). As further described in “—Opinion of Perella Weinberg, Financial Advisor to NYSE Euronext,” other than the substitution of shares of ICE Group common stock for shares of ICE common stock, the merger consideration that NYSE Euronext stockholders will receive in the transaction pursuant to the amended and restated merger agreement is the same as was contemplated in the original merger agreement. Accordingly, ICE did not request an opinion from Morgan Stanley with respect to the combination.

All references to the merger agreement and the consideration to be paid by ICE, when used in this discussion of Morgan Stanley’s opinion, refer to the original merger agreement and such consideration to be paid by ICE pursuant to the original merger agreement, respectively.

The full text of Morgan Stanley’s written opinion to the ICE board of directors dated December 20, 2012 is attached as Appendix D to this document and is incorporated into this document by reference in its entirety. Holders of shares of ICE common stock should read the opinion in its entirety for a discussion of the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Morgan Stanley in rendering the opinion. This summary is qualified in its entirety by reference to the full text of such opinion. Morgan Stanley’s opinion was directed to the ICE board of directors (in its capacity as such) in connection with its consideration of the merger agreement dated December 20, 2012 and addressed only the fairness from a financial point of view to ICE of the consideration to be paid by ICE pursuant to such merger agreement as of the date of the opinion and did not address any other aspects of the original merger. In addition, Morgan Stanley’s opinion did not in any manner address the prices at which shares of ICE common stock or NYSE Euronext common stock would trade at any time, or any compensation or compensation agreements arising from (or relating to) the original merger which benefit any officer, director or employee of NYSE Euronext, or any class of such persons. The opinion is addressed to the ICE board of directors and does not constitute a recommendation to any stockholder of either ICE or NYSE Euronext as to how to vote at any stockholders’ meeting to be held in connection with the transactions contemplated by the merger agreement or take any other action with respect to the transactions contemplated by the merger agreement.

In arriving at its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of NYSE Euronext and ICE, respectively;

•	reviewed certain internal financial statements and other financial and operating data concerning NYSE Euronext and ICE, respectively;

•	reviewed certain financial projections prepared by the managements of NYSE Euronext and ICE, respectively;

•

reviewed certain financial projections of NYSE Euronext based on certain publicly available research analysts’ financial forecasts that were reviewed by the management of NYSE Euronext and extrapolations from such forecasts as directed by the management of ICE;

•	reviewed information relating to certain strategic, financial and operational benefits anticipated from the original merger, prepared by the management of ICE;

•

discussed with senior executives of NYSE Euronext the past and current operations and financial condition and the prospects of NYSE Euronext, including information relating to certain strategic, financial and operational benefits anticipated from the original merger;

•

discussed with senior executives of ICE the past and current operations and financial condition and the prospects of ICE, including information relating to certain strategic, financial and operational benefits anticipated from the original merger;

•

reviewed the pro forma impact of the original merger on ICE’s earnings per share, cash flow, consolidated capitalization and financial ratios taking into account information relating to certain strategic, financial and operational benefits anticipated from the original merger;

•	reviewed the reported prices and trading activity for NYSE Euronext common stock and ICE common stock;

•

compared the financial performance of NYSE Euronext and ICE and the prices and trading activity of NYSE Euronext common stock and ICE common stock with that of certain other publicly traded companies comparable with NYSE Euronext and ICE, respectively, and their securities;

•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	participated in discussions and negotiations among representatives of NYSE Euronext and ICE and their financial and legal advisors;

•	reviewed a draft of the merger agreement dated December 19, 2012 and certain related documents; and

•	performed such other analyses, reviewed such other information and considered such other factors as Morgan Stanley deemed appropriate.

In reaching its opinion, Morgan Stanley also assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by ICE and NYSE Euronext, and formed a substantial basis for its opinion. Morgan Stanley further relied upon the assurances of the respective managements of NYSE Euronext and ICE that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the original merger, Morgan Stanley assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of ICE and NYSE Euronext of the future financial performance of each such company. In addition, Morgan Stanley assumed that the original merger would be consummated in accordance with the terms set forth in the form of merger agreement reviewed by Morgan Stanley without any waiver or amendment in any material respect of any terms or conditions and that the original merger will be treated as a tax-free reorganization pursuant to the U.S. Internal Revenue Code. Morgan Stanley assumed that in connection with the receipt of all necessary governmental, regulatory or other approvals and consents required for the original merger, no delays, limitations, conditions or restrictions would be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the original merger.

Morgan Stanley is not a legal, tax or regulatory advisor. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessments of ICE and NYSE Euronext and their respective advisors with respect to legal, tax and regulatory matters. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of NYSE Euronext’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of shares of NYSE Euronext common stock in the original merger. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of ICE or NYSE Euronext, nor was Morgan Stanley furnished with any such valuations or appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of, the date of its opinion. Events occurring after the date of its opinion may affect Morgan Stanley’s opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion. Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with its customary practice.

The following is a summary of the material financial analyses performed by Morgan Stanley in connection with preparation of its opinion to the ICE board of directors. The financial analyses summarized below include information presented in tabular format. In order to understand fully the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The analyses listed in the tables and described below must be considered as a whole. Assessing any portion of such analyses and of the factors reviewed, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Morgan Stanley’s opinion. For purposes of the financial analyses summarized below, the term “implied price per share” refers to the implied equity value per share for NYSE Euronext of $33.05 based on the 0.1703 exchange ratio, $11.27 per share and the closing price of ICE common stock of $127.90 per share as of December 14, 2012.

Latest 52 Week Trading Range and Historical Trading Ratios. Morgan Stanley reviewed the historical trading ranges of ICE common stock and NYSE Euronext common stock for the 52 weeks ended December 14, 2012. Morgan Stanley noted that, as of December 14, 2012, the closing prices of ICE common stock and NYSE Euronext common stock were $127.90 and $23.45 per share, respectively, and that, for the 52 weeks ended December 14, 2012, the low and high closing prices for ICE and NYSE Euronext were as follows:

Company	Low	High
ICE	$110.67	$142.75
NYSE Euronext	$22.25	$31.25

Further, when looked at from the perspective of the premium being paid by ICE for NYSE Euronext pursuant to the original merger based on the respective values of the two companies’ share prices as of December 14, 2012, such premium could be summarized as follows:

Reference Date/Period for NYSE Euronext Common Stock	NYSE Euronext Share Price for Such Date/Period	Implied Premium Based on $33.05 Offer Price as of 12/14/12
At 12/14/12	$23.45	40.9%
30-Day VWAP[1]	$23.30	41.9%
60-Day VWAP	$23.99	37.8%
90-Day VWAP	$24.51	34.9%
52-Week High	$31.25	5.8%

[1]	The term VWAP refers to the volume-weighted average price during a reference period which is the weighted average prices at which the relevant share traded during such period relative to the volumes at which such shares traded at those prices.

In a related analysis, Morgan Stanley also calculated the low and high historical trading ratios of closing prices of NYSE Euronext common stock to closing prices of ICE common stock for the three years ended December 14, 2012, which indicated an implied exchange ratio reference range of 0.174x to 0.347x, as compared to the 0.2581 exchange ratio provided for in the original merger (assuming an all-stock election at the relative trading values on such date).

Equity Research Stock Price Targets. Morgan Stanley also reviewed the stock price targets for ICE common stock and NYSE Euronext common stock prepared and published by equity research analysts. These targets reflected each analyst’s estimate of the future public market trading price of ICE common stock and NYSE Euronext common stock. Based on its professional judgment and experience, Morgan Stanley discounted each estimate to present value assuming a cost of equity of 11% (in the case of NYSE Euronext) and 9% (in the case of ICE), which discount rates were based on the capital asset pricing model (which we refer to in this document as CAPM) using a market risk premium, a risk-free rate and betas for NYSE Euronext common stock and ICE common stock that were determined by Morgan Stanley using then-available information. While the public market trading price targets published by securities research analysts do not necessarily reflect current market trading prices for ICE common stock and NYSE Euronext common stock and these estimates are subject to uncertainties (including the future financial performance of ICE and NYSE Euronext and future financial market conditions), the results of this analysis can be summarized as follows:

Company	Range of Analysts’ Estimated Undiscounted Future Values	Discounted Present Value Range of such Analysts’ Estimates
ICE	$133-168	$122-154
NYSE Euronext	$23-$32	$21-$29

Selected Public Companies Analyses. Morgan Stanley further reviewed and compared, using publicly available information, certain future financial information for ICE and NYSE Euronext corresponding to future financial information, ratios and public market multiples of each of those companies and certain other publicly traded corporations. For purposes of this analysis and comparison, Morgan Stanley, based on its professional judgment and experience, identified publicly traded companies which it viewed as reasonably comparable or relevant for purposes of this analysis, within each of the following three categories: (a) companies that operate multi-asset class exchanges in developed markets, (b) companies that operate multi-asset class exchanges in emerging markets and (c) companies that operate derivatives exchanges:

Type of Company/Exchange	Company Names

Multi-Asset Class Exchanges—Developed Markets	• Deutsche Börse Group • Singapore Exchange Ltd. • ASX Limited • London Stock Exchange Group plc • Nasdaq OMX Group • TMX Group Inc. • Bolsas y Mercados Españoles

Multi-Asset Class Exchanges—Emerging Markets

•   Hong Kong Exchanges and Clearing Ltd.

•   Bolsa de Valores, Mercadorias & Futuros de São Paulo

•   Bolsa Mexicana de Valores

•   Bursa Malaysia Berhad

•   Philippine Stock Exchange

•   Warsaw Stock Exchange

•   Hellenic Exchanges

Type of Company/Exchange	Company Names

Derivatives Exchanges	• CME Group Inc. • Cetip S.A. – Mercados Organizados • CBOE Holdings • Multi Commodity Exchange of India

No company utilized in the comparable company analysis is directly comparable to ICE or NYSE Euronext. In evaluating the selected companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of ICE and NYSE Euronext, such as the impact of competition on the businesses of ICE and NYSE Euronext and on the industry generally, industry growth and the absence of any material adverse change in the financial condition and prospects of ICE, NYSE Euronext or the industry or in the financial markets in general, which could affect the public trading value of the companies selected for comparison. Additionally, mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using selected company data.

When conducting its comparable company trading analysis for these purposes, Morgan Stanley analyzed the data for the above companies based on publicly reported information as compared to projected trading data for ICE and NYSE Euronext common stock from the various different perspectives based on the projections made available to it and described under the heading “—ICE Unaudited Prospective Financial Information.”

Specifically, Morgan Stanley reviewed for comparative purposes the ratio of the aggregate value, defined as market capitalization plus total debt, preferred stock and minority interest less cash and financial investments, to calendar years 2013 and 2014 estimated EBITDA (and, in the case of NYSE Euronext’s calendar year 2013 estimated adjusted EBITDA, adjusted for certain duplicate and one-time costs associated with the NYSE Euronext Project 14 transformational plan (as previously publicly disclosed by NYSE Euronext)). Based on publicly available research analysts’ estimates, the overall mean and median EBITDA multiples observed for the selected companies for calendar year 2013 were 8.5x and 7.5x for the Multi-Asset Class Exchanges – Developed Markets, 12.7x and 11.8x for the Multi-Asset Class Exchanges – Emerging Markets, and 9.6x and 8.2x for the Derivative Exchanges, and the overall mean and median EBITDA multiples observed for the selected companies for calendar year 2014 were 7.9x and 7.1x for the Multi-Asset Class Exchanges – Developed Markets, 11.4x and 10.6x for the Multi-Asset Class Exchanges – Emerging Markets, and 8.4x and 7.5x for the Derivative Exchanges. Based on its professional judgment and experience, Morgan Stanley applied representative ranges of financial multiples derived from the selected companies of 7.0x to 8.5x and 6.5x to 8.0x to NYSE Euronext’s calendar years 2013 estimated adjusted EBITDA and 2014 estimated EBITDA, respectively, and 8.0x to 9.0x and 7.5x to 8.5x to ICE’s calendar years 2013 and 2014 estimated EBITDA, respectively, in each case based on consensus Wall Street research analyst estimates (referred to as street consensus), and internal estimates of the managements of ICE and NYSE Euronext (referred to as management projections), including, in the case of NYSE Euronext, two sets of management projections reflecting alternative assumptions with respect to average daily trading volumes (referred to as volume growth projections and budget case projections).

Morgan Stanley also reviewed for comparative purposes the ratio of the price per share to calendar years 2013 and 2014 estimated earnings (in the case of NYSE Euronext’s calendar year 2013 estimated earnings, adjusted for certain duplicate and one-time costs associated with the NYSE Euronext Project 14 IT transformational plan). Based on publicly available research analysts’ estimates, the overall mean and median earnings multiples observed for the selected companies for calendar year 2013 were 13.5x and 11.3x for the Multi-Asset Class Exchanges – Developed Markets, 19.1x and 18.2x for the Multi-Asset Class Exchanges – Emerging Markets, and 16.6x and 15.3x for the Derivative Exchanges, and the overall mean and median earnings multiples observed for the selected companies for calendar year 2014 were 12.3x and 11.4x for the Multi-Asset Class Exchanges – Developed Markets, 17.1x and 16.0x for the Multi-Asset Class Exchanges – Emerging

Markets, and 14.5x and 13.4x for the Derivative Exchanges. Based on its professional judgment and experience, Morgan Stanley applied representative ranges of financial multiples derived from the selected companies of 10.0x to 13.0x and 9.0x to 11.0x to NYSE Euronext’s calendar year 2013 estimated earnings and 2014 estimated earnings, respectively, and 15.0x to 16.0x and 13.5x to 14.5x to ICE’s calendar years 2013 and 2014 estimated earnings, respectively, in each case based on the street consensus and management projections.

Further, Morgan Stanley conducted the above analyses for purposes of NYSE Euronext both including and excluding the impact of net cash flow synergies that were estimated by the senior management of ICE and NYSE Euronext to result from the original merger and provided to Morgan Stanley for the purpose of its analyses.

The results of the above selected companies analyses for each of ICE and NYSE Euronext can be summarized as follows:

ICE Comparable Company Trading Analysis. The selected companies analysis of ICE indicated approximate implied equity value per share reference ranges for ICE common stock as follows:

•	$123 to $147 per share (utilizing ICE management projections and street consensus), as compared to ICE’s closing stock price of $127.90 per share December 14, 2012.

NYSE Euronext Comparable Company Trading Analysis. The selected companies analysis of NYSE Euronext indicated approximate implied equity value per share reference ranges for NYSE Euronext common stock as follows:

•	without including estimated potential synergies from the original merger, from:

•	$21 to $34 (utilizing NYSE Euronext management’s volume growth projections, budget case projections and street consensus), and

•	including estimated potential synergies from the original merger, from:

•	$28 to $42 (utilizing NYSE Euronext management’s volume growth projections, budget case projections and street consensus),

in each case as compared to the $33.05 implied price per share to be paid in the original merger based on the closing prices of ICE and NYSE Euronext common stock as of December 14, 2012.

Selected Precedent Transactions Analysis and Premiums Paid. Morgan Stanley also reviewed the purchase prices paid in the following seven publicly announced selected exchange sector transactions based on publicly available information:

Transaction Announcement Date	Acquiror	Target
4/30/10	ICE	Climate Exchange plc
10/25/10	Singapore Exchange Ltd.	ASX Limited
2/9/11	London Stock Exchange	TMX Group
2/15/11	Deutsche Börse Group	NYSE Euronext
4/1/11	Nasdaq OMX Group/ICE	NYSE Euronext
5/15/11	Maple Group	TMX Group
11/22/11	Tokyo Stock Exchange	Osaka Securities Exchange

No company or transaction utilized in precedent transaction analyses is identical to ICE or NYSE Euronext or directly comparable to the proposed original merger involving ICE and NYSE Euronext. In evaluating the selected precedent transactions, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of ICE and NYSE Euronext, such as the impact of competition on the business of ICE and/or NYSE Euronext or the industry generally, industry growth and the absence of any material adverse change in the financial condition and prospects of ICE and/or NYSE Euronext or the industry or in the financial markets in general, which could affect the public trading value of the companies and the value of the transactions selected for comparison. Additionally, mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using selected transaction data.

Based on publicly available information, the overall observed low, mean, median and high trailing 12-month EBITDA multiples were 10.0x, 11.7x, 11.0x and 16.2x, respectively, for the selected transactions. Based on its review of these selected transactions utilizing public filings and other publicly available information, and its professional judgment and experience, Morgan Stanley applied a representative range of financial multiples of trailing 12-month EBITDA of 10.0x to 11.5x derived from the selected transactions to NYSE Euronext’s trailing 12-month adjusted EBITDA. The selected precedent transactions analysis of NYSE Euronext indicated an approximate implied equity value per share reference range for NYSE Euronext common stock of $34 to $41, as compared to the $33.05 implied price per share to be paid in the original merger based on the closing prices of ICE and NYSE Euronext common stock as of December 14, 2012.

Morgan Stanley also reviewed the purchase prices paid and calculated the ratio of purchaser price to trailing 12-month earnings in such selected precedent transactions. Based on publicly available information, the overall observed low, mean, median and high trailing 12-month earnings multiples were 16.2x, 19.9x, 19.7x and 25.4x, respectively, for the selected transactions. Based on its review of these selected transactions utilizing public filings and other publicly available information, and its professional judgment and experience, Morgan Stanley applied a representative range of financial multiples of trailing 12-month earnings of 18.0x to 20.0x derived from the selected transactions to NYSE Euronext’s trailing 12-month adjusted earnings. The selected precedent transactions analysis of NYSE Euronext indicated an approximate implied equity value per share reference range for NYSE Euronext common stock of $36 to $39, as compared to the $33.05 implied price per share to be paid in the original merger based on the closing prices of ICE and NYSE Euronext common stock as of December 14, 2012.

Morgan Stanley further reviewed the premiums paid (or proposed to be paid) to the target companies’ unaffected stock prices (defined as the stock price four weeks prior to the earliest of the deal announcement, announcement of a competing bid or market rumors) for such selected precedent transactions. Based on publicly available information, the overall observed low, mean, median and high one-trading day premiums paid in such selected transactions were 14.4%, 32.8%, 32.4% and 50.0%, respectively. Morgan Stanley, based on its professional judgment and experience, applied a selected premium range of 35% to 45% to NYSE Euronext’s closing stock price on December 14, 2012, which indicated an approximate implied equity value per share reference range for NYSE Euronext common stock of $32 to $34, as compared to the $33.05 implied price per share to be paid in the original merger based on the closing prices of ICE and NYSE Euronext common stock as of December 14, 2012.

Discounted Cash Flow Analysis. Morgan Stanley performed a discounted cash flow analysis of each of ICE and NYSE Euronext, which is designed to illustrate an implied value of a company by calculating the present value of the estimated future cash flows and terminal value of the company using a relevant discount rate determined by looking at comparable companies and projected cash flow growth of the relevant underlying company. Morgan Stanley calculated a range of implied equity values per share for ICE common stock and NYSE Euronext common stock based on estimates of future cash flows for calendar years 2013 through 2017 and the terminal year utilizing street consensus and management projections prepared by senior management for its own company. For purposes of these analyses, Morgan Stanley defined free cash flow as tax-affected earnings before interest and taxes plus depreciation and amortization and non-cash compensation less change in net working capital and capital expenditures.

ICE Discounted Cash Flow Analysis. In performing a discounted cash flow analysis of ICE, Morgan Stanley first calculated ICE’s estimated unlevered free cash flows, based on tax-affected earnings before interest and taxes plus depreciation and amortization and non-cash compensation less change in net working capital and capital expenditures, and then calculated a terminal value for ICE by applying to ICE’s terminal year estimated EBITDA for such businesses a selected range of EBITDA terminal value multiples of 8.0x to 9.0x. These values were then discounted to present value as of December 31, 2012 utilizing a range of discount rates of 8.0% to 10.0% and adjusted for gross debt and minority interests and less cash and short-term and long-term investments valued as of October 31, 2012. Morgan Stanley selected a range of discount rates of 8.0% to 10.0% based on the weighted average cost of capital calculated assuming a cost of equity of 8.9% based on CAPM and an estimated cost of debt of 4.0% weighted based upon the fully diluted market capitalization of 9.5 billion as of December 14, 2012 and gross debt of $850 million. This analysis indicated approximate implied equity value per share reference ranges for ICE common stock as follows:

•	$149.34 to $182.65 (utilizing management projections and street consensus), as compared to ICE’s closing stock price of $127.90 per share on December 14, 2012.

NYSE Euronext Discounted Cash Flow Analysis. In performing a discounted cash flow analysis of NYSE Euronext, Morgan Stanley first calculated NYSE Euronext’s estimated unlevered free cash flows, based on tax-affected earnings before interest and taxes plus depreciation and amortization and non-cash compensation (assumed to be zero) less change in net working capital (assumed to be zero) and capital expenditures, and then calculated a terminal value for NYSE Euronext by applying to NYSE Euronext’s terminal year estimated EBITDA a selected range of EBITDA terminal value multiples of 7.0x to 8.5x. These values were then discounted to present value as of December 31, 2012 utilizing a range of discount rates of 8.0% to 10.0% and adjusted gross debt and minority interests less cash and short-term investments valued as of September 30, 2012 and less equity method investments and investments at cost valued as of October 31, 2012. Morgan Stanley selected a range of discount rates of 8.0% to 10.0% based on the weighted average cost of capital calculated assuming a cost of equity of 11.0% based on CAPM and an estimated cost of debt of 4.0% weighted based upon the fully diluted market capitalization of $5.8 billion as of December 14, 2012 and gross debt of $2.5 billion. This analysis indicated approximate implied equity value per share reference ranges for NYSE Euronext common stock as follows:

•	without including estimated potential synergies from the original merger, from

•	$29.94 to $39.81 (utilizing volume growth projections, budget case projections and street consensus), and

•	including estimated potential synergies from the original merger, from

•

$36.93 to $48.79 (based on the volume growth projections, budget case projections and street consensus), as compared to the $33.05 implied price per share to be paid in the combination based on the closing prices of ICE and NYSE Euronext common stock as of December 14, 2012.

Update of the ICE Board of Directors and Delivery of Oral Opinion.

On December 19, 2012, Morgan Stanley orally provided the ICE board of directors with an update to the financial analyses described above based on ICE’s closing stock price of $128.31 per share and NYSE Euronext’s closing stock price of $24.05 per share, in each case as of December 19, 2012, which yielded an implied price per share for NYSE Euronext of $33.12. The difference between the December 14, 2012 and the December 19, 2012 closing stock prices of ICE and NYSE Euronext were not material for purposes of the financial analyses described above or Morgan Stanley’s opinion that the consideration to be paid by ICE pursuant to the merger agreement dated December 20, 2012 was fair from a financial point of view to ICE.

On December 20, 2012, at a 6:30 a.m. (Eastern Time) meeting of the ICE board of directors, Morgan Stanley referred to the financial analyses that were the subject of the presentation prepared for the December 17, 2012 meeting of the ICE board of directors based on the closing stock prices of ICE and NYSE Euronext as of December 14, 2012 and the updated financial analyses provided orally at the December 19, 2012 meeting of the ICE board of directors based on the closing stock prices of ICE and NYSE Euronext as of December 19, 2012. At the December 20, 2012 meeting of the ICE board of directors, Morgan Stanley rendered its oral opinion, which was also confirmed in writing, to the ICE board of directors to the effect that, as of that date and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in its opinion, the consideration to be paid by ICE pursuant to the merger agreement dated December 20, 2012 was fair from a financial point of view to ICE.

General

Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of ICE or NYSE Euronext. In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business, regulatory, economic, market and financial conditions and other matters. Many of these assumptions are beyond the control of ICE and NYSE Euronext. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above in connection with its opinion to the ICE board of directors as to the fairness, as of the date of such opinion, from a financial point of view to ICE of the consideration to be paid by ICE pursuant to the merger agreement. These analyses do not purport to be appraisals or to reflect prices at which the ICE common stock or NYSE Euronext common stock might actually trade.

The consideration to be paid by ICE in the combination was determined through negotiations between ICE and NYSE Euronext and was approved by the ICE board of directors. Morgan Stanley acted as financial advisor to ICE during these negotiations. Morgan Stanley did not, however, recommend any specific consideration to ICE or that any specific consideration constituted the only appropriate consideration for the combination.

Morgan Stanley’s opinion and its presentation to the ICE board of directors were one of many factors taken into consideration by the ICE board of directors in its evaluation of the proposed combination. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the ICE board of directors with respect to the consideration to be paid by ICE in the combination or whether the ICE board of directors would have been willing to recommend a different merger consideration.

Morgan Stanley acted as financial advisor to ICE in connection with the combination and has received or will receive the following fees for serving in this capacity (a) $3 million upon the announcement of the combination and (b) an additional $18.5 million upon the consummation of the combination. In addition, if ICE receives any compensation from NYSE Euronext on the termination of the merger agreement pursuant to the termination provisions of that agreement, Morgan Stanley will be entitled to 12.5% of any such compensation (less the $3 million announcement fee, but capped at $21.5 million in total).

In addition to the fees described above, ICE also has agreed to reimburse Morgan Stanley for its expenses incurred in performing its services, including fees, disbursements and other charges of counsel. In addition, ICE has agreed to indemnify Morgan Stanley and its affiliates, their respective officers, directors, employees and agents and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to or arising out of Morgan Stanley’s engagement.

Morgan Stanley and its affiliates in the past have provided, currently are providing and in the future may provide investment banking and other financial services to ICE, NYSE Euronext and their respective affiliates, for which services Morgan Stanley and its affiliates have received and would expect to receive market compensation for such services, including acting as: (i) a member of a syndicate of bank lenders under ICE’s $2.6 billion senior unsecured credit facilities in 2011; (ii) a financial advisor to ICE in connection with its acquisitions of Climate Exchange in 2010; (iii) joint bookrunner for NYSE Euronext’s $850 million senior unsecured notes offering in 2012; (iv) a member of a syndicate of bank lenders under NYSE Euronext’s $1.0 billion unsecured revolving credit facility in 2012 and (v) financial advisor to NYSE Euronext in connection with its proposed merger with Deutsche Börse Group in 2011. Since January 1, 2011, ICE paid Morgan Stanley aggregate fees of approximately $643,000 for such investment banking services provided to ICE unrelated to the combination, and NYSE Euronext paid Morgan Stanley aggregate fees of approximately $3.0 million for such investment banking services provided to NYSE Euronext.

Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Its securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of ICE, NYSE Euronext or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

NYSE Euronext Unaudited Prospective Financial Information

NYSE Euronext does not as a matter of course make public long-term projections as to future revenues, earnings or other results due to, among other reasons, the uncertainty and subjectivity of the underlying assumptions and estimates. However, NYSE Euronext is including this unaudited prospective financial information because it was made available to the NYSE Euronext board of directors, Perella Weinberg and ICE in connection with the evaluation of the signing of the original merger transaction. The inclusion of this information should not be regarded as an indication that any of NYSE Euronext, Perella Weinberg, ICE or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results.

The unaudited prospective financial information was, in general, prepared solely for internal use and is subjective in many respects. In addition, the 2014 estimated data provided to ICE and Perella Weinberg were based on publicly available financial forecasts relating to NYSE Euronext published by Goldman, Sachs & Co. As a result, there can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated. Since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year. NYSE Euronext stockholders and ICE stockholders are urged to review the SEC filings of NYSE Euronext for a description of risk factors with respect to the business of NYSE Euronext. See “Cautionary Statement Regarding Forward-Looking Statements” and “Where You Can Find More Information.” The unaudited prospective financial information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, or GAAP. The independent public accounting firm of NYSE Euronext has neither examined nor compiled the accompanying prospective financial information for the purpose of its inclusion herein, and accordingly, the independent public accounting firm of NYSE Euronext does not provide any form of assurance with respect thereto for the purpose of this joint proxy statement/prospectus. The report of the independent registered public accounting firm of NYSE Euronext contained in the Annual Report of NYSE Euronext on Form 10-K for the year ended December 31, 2012, which is incorporated by reference into this document, relates to the historical financial information of NYSE Euronext. It does not extend to the unaudited prospective financial information and should not be read to do so. Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared. The unaudited prospective financial information does not give effect to the combination.

The following table presents selected unaudited prospective financial data for the fiscal years ending 2012 and 2013.

	2012E(1)	2013E(2)(3)	2014E(4)
($ in millions)
EBITDA	$1,006	$1,040 – 1,126	$1,287
Adjusted EBITDA	$1,008	$1,090 – 1,176
Net Income	$458	$491 – 548	$719

(1)	2012 estimates were provided in early December 2012 and have not been updated here to reflect additional information since that time.
(2)	Range based on NYSE Euronext management assumptions of potential variance in average daily trading volumes.
(3)	Based upon the assumptions and subject to the limitations described below, the management of NYSE Euronext estimated that, as of March 31, 2013, NYSE Euronext’s net income (before merger transaction costs) would not be less than $491 million for the year ended December 31, 2013.
(4)	2014 estimated data are based on publicly available financial forecasts relating to NYSE Euronext published by Goldman, Sachs & Co., which forecasts did not include Adjusted EBITDA. EBITDA as presented in the Goldman, Sachs & Co. financial forecasts is calculated as income (loss) before taxes plus (1) depreciation and amortization expense and (2) net interest and investment loss, which is a different methodology than NYSE Euronext used for purposes of its unaudited prospective financial information.

For purposes of the unaudited prospective financial information that was prepared by NYSE Euronext and provided to Perella Weinberg and ICE and presented herein, EBITDA is calculated by taking NYSE Euronext’s operating income and adding depreciation and amortization and combination expenses and exit costs, and Adjusted EBITDA is calculated by taking EBITDA and adding the amounts necessary to generate the benefits related to NYSE Euronext’s cost savings program Project 14.

NYSE Euronext and ICE calculate certain non-GAAP financial metrics including EBITDA using different methodologies. Consequently, the financial metrics presented in each company’s prospective financial information disclosures and in the sections of this document with respect to the opinions of the financial advisors to ICE and NYSE Euronext may not be directly comparable to one another.

In preparing the foregoing unaudited projected financial information, NYSE Euronext made a number of assumptions regarding, among other things, interest rates, foreign exchange rates, trading volumes, corporate financing activities, including amount and timing of the issuance of debt, NYSE Euronext common share price appreciation and the timing and amount of common share issuances, annual dividend levels, the amount of income taxes paid, and the amount of general and administrative costs.

No assurances can be given that the assumptions made in preparing the above unaudited prospective financial information will accurately reflect future conditions. The estimates and assumptions underlying the unaudited prospective financial information involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions which may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among others, risks and uncertainties described under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” beginning on pages [    ], and [    ], respectively, all of which are difficult to predict and many of which are beyond the control of ICE and/or NYSE Euronext and will be beyond the control of the combined company. There can be no assurance that the underlying assumptions will prove to be accurate or that the projected results will be realized, and actual results likely will differ, and may differ materially, from those reflected in the unaudited prospective financial information, whether or not the combination is completed.

In addition, although presented with numerical specificity, the above unaudited prospective financial information reflects numerous assumptions and estimates as to future events made by the management of NYSE Euronext that the management of NYSE Euronext believed were reasonable at the time the unaudited prospective financial information was prepared. The above unaudited prospective financial information does not give effect to the combination. ICE stockholders and NYSE Euronext stockholders are urged to review NYSE Euronext’s most recent SEC filings for a description of NYSE Euronext’s reported and anticipated results of operations and financial condition and capital resources during 2012, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in NYSE Euronext’s Annual Report on Form 10-K for the year ended December 31, 2012, which is incorporated by reference into this document.

Readers of this document are cautioned not to place undue reliance on the unaudited prospective financial information set forth above. No representation is made by NYSE Euronext, ICE or any other person to any NYSE Euronext stockholder or any ICE shareholder regarding the ultimate performance of NYSE Euronext compared to the information included in the above unaudited prospective financial information. The inclusion of unaudited prospective financial information in this document should not be regarded as an indication that such prospective financial information will be an accurate prediction of future events, and such information should not be relied on as such.

NYSE EURONEXT DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE ABOVE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH PROSPECTIVE FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE, EXCEPT AS MAY BE REQUIRED BY APPLICABLE LAW.

ICE Unaudited Prospective Financial Information

ICE does not publicly disclose long-term projections as to future revenues, earnings or other results due to, among other reasons, the uncertainty and subjectivity of the underlying assumptions and estimates. As a result, ICE does not endorse the unaudited prospective financial information as a reliable indication of future results. ICE is including the limited unaudited prospective financial information in this document solely because it was among the financial information made available to the ICE board of directors and Morgan Stanley in connection with their evaluation of the original merger transaction. Certain of the unaudited prospective financial information was also made available to NYSE Euronext in connection with its evaluation of the signing of the original merger transaction. The unaudited prospective financial data presented below includes both projections prepared by ICE management for internal purposes and publicly available consensus estimates prepared by third party research analysts, in each case in the fourth quarter of 2012. ICE was not involved in the preparation of the third party estimates and has not verified and does not endorse any such financial information. Moreover, ICE’s internally prepared unaudited prospective financial information was based on estimates and assumptions made by management in the fourth quarter of 2012 and speak only as of that time. In addition, the financial information was prepared for the limited purpose of consideration by ICE’s board of directors in setting performance based compensation goals under ICE’s annual performance based award plan, which are based on projected financial metrics designed to be more challenging to achieve. ICE reviews and updates is internal projections regularly and has revised its internal projections since December 2012. Except to the extent required by applicable law, ICE has no obligation to update prospective financial data included in this joint proxy statement/prospectus and, except as provided below, has not done so and does not intend to do so.

The inclusion of this information should not be regarded as an indication that any of ICE, Morgan Stanley, NYSE Euronext or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results. There can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated.

Since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year. ICE stockholders and NYSE Euronext stockholders are urged to review the SEC filings of ICE for a description of risk factors with respect to the business of ICE. See “Cautionary Statement Regarding Forward-Looking Statements” and “Where You Can Find More Information.” The unaudited prospective financial information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, or GAAP. The independent registered public accounting firm of ICE has neither examined nor compiled the unaudited prospective financial information for the purpose of its inclusion herein, and accordingly, the independent registered public accounting firm of ICE does not provide any form of assurance with respect thereto for the purpose of this joint proxy statement/prospectus. The report of the independent registered public accounting firm of ICE contained in the Annual Report of ICE on Form 10-K for the year ended December 31, 2012, which is incorporated by reference into this document, relates to the historical financial information of ICE. It does not extend to the unaudited prospective financial information and should not be read to do so. Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared. The unaudited prospective financial information does not give effect to the combination.

The following table presents a range of selected unaudited prospective financial data for the fiscal years ending 2012, 2013 and 2014.

	2012E	2013E(2)	2014E
($ in million)
EBITDA(1)	$963 – 966	$1,050 – 1,075	$1,142 – 1,194
Net Income(1)	$552 – 557	$617 – 626	$684 – 703

(1)	Ranges based on management projections and street consensus. NYSE Euronext was provided the low end of each range for purposes of its analysis.
(2)	Based upon the assumptions and subject to the limitations described below, the management of ICE estimated that, as of February 28, 2013, ICE’s net income (before merger transaction costs) would not be less than $617 million for the year ended December 31, 2013.

For purposes of the unaudited prospective financial information provided to Morgan Stanley and NYSE Euronext and presented herein, EBITDA is calculated as operating income plus depreciation and amortization expenses.

ICE and NYSE Euronext calculate certain non-GAAP financial metrics including EBITDA using different methodologies. Consequently, the financial metrics presented in each company’s prospective financial information disclosures and in the sections of this document with respect to the opinions of the financial advisors to NYSE Euronext and ICE may not be directly comparable to one another.

Although presented with numerical specificity, the above unaudited prospective financial information reflects numerous assumptions and estimates as to future events made by the management of ICE. At the time the unaudited prospective financial information was prepared, ICE’s management believed such assumptions and estimates were reasonable. In preparing the foregoing unaudited projected financial information, ICE made assumptions regarding, among other things, transaction volumes, interest rates, corporate financing activities, including amount and timing of the issuance of debt, ICE common share price appreciation and the timing and amount of common share issuances, annual dividend levels, the effective tax rate and the amount of ICE’s income taxes, the amount of general and administrative costs and ICE’s anticipated acquisition or disposition activities. For example, for purposes of ICE’s 2013 earnings estimates, the management of ICE assumed a 9% increase in futures and options volumes over 2012 volumes, no further acquisitions or dispositions in 2013 and an effective tax rate of approximately 29%.

No assurances can be given that the assumptions made in preparing the above unaudited prospective financial information will accurately reflect future conditions. The estimates and assumptions underlying the unaudited prospective financial information involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions which may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among others, risks and uncertainties described under “Risk Factors”

and “Cautionary Statement Regarding Forward-Looking Statements,” beginning on pages [    ], and [    ], respectively, all of which are difficult to predict and many of which are beyond the control of NYSE Euronext and/or ICE and will be beyond the control of the combined company. There can be no assurance that the underlying assumptions will prove to be accurate or that the projected results will be realized, and actual results likely will differ, and may differ materially, from those reflected in the unaudited prospective financial information, whether or not the combination is completed.

NYSE Euronext stockholders and ICE stockholders are urged to review ICE’s most recent SEC filings for a description of ICE’s reported and anticipated results of operations and financial condition and capital resources during 2012, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in ICE’s Annual Report on Form 10-K for the year ended December 31, 2012, which is incorporated by reference into this document.

Readers of this document are cautioned not to place undue reliance on the unaudited prospective financial information set forth above. No representation is made by NYSE Euronext, ICE or any other person to any NYSE Euronext stockholder or any ICE shareholder regarding the ultimate performance of ICE compared to the information included in the above unaudited prospective financial information. The inclusion of unaudited prospective financial information in this document should not be regarded as an indication that such prospective financial information will be an accurate prediction of future events, and such information should not be relied on as such.

ICE DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE ABOVE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH PROSPECTIVE FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE, EXCEPT AS MAY BE REQUIRED BY LAW.

Management and Board of Directors of ICE Group After the Mergers

Upon completion of the mergers, Jeffrey C. Sprecher would continue as Chairman and CEO of ICE Group, Charles A. Vice would continue as President and Chief Operating Officer and Scott A. Hill would continue as CFO. Duncan L. Niederauer, the current CEO of NYSE Euronext, would become President of ICE Group and CEO of NYSE Group. In addition, the current directors of ICE and four members of the NYSE Euronext board as of immediately prior to the mergers would be added to the ICE Group board of directors, which would be expanded to 15 members. The remaining current directors and senior officers of ICE are expected to continue in their current positions following the completion of the mergers.

For additional information about the members of the ICE board of directors as of the date of this joint proxy statement/prospectus, see “Current Directors of ICE.”

Interests of NYSE Euronext Directors and Executive Officers in the NYSE Euronext Merger

NYSE Euronext’s executive officers and directors have interests in the mergers that are different from, or in addition to, the interests of NYSE Euronext’s stockholders. These interests include, but are not limited to, the treatment in the merger agreement of restricted stock units, stock options and other rights held by these executive officers and directors and the interests certain executive officers of NYSE Euronext have by reason of their respective employment agreements with NYSE Euronext, among other interests described below. The members of the NYSE Euronext board of directors were aware of and considered these interests, among other matters, when they approved the merger agreement and recommended that NYSE Euronext stockholders approve the NYSE Euronext Merger proposal.

Treatment of Equity Awards

Each of NYSE Euronext’s executive officers and non-employee directors holds vested and unvested equity awards. Upon the consummation of the NYSE Euronext merger, these equity awards will be treated as follows, as described in more detail in the section of this document entitled “The Merger Agreement—Effect of the NYSE Euronext Merger on NYSE Euronext Stock Options and Awards”:

•

each stock option and stock appreciation right denominated in shares of common stock of NYSE Euronext will be converted into a substantially equivalent stock option or stock appreciation right denominated in shares of common stock of ICE Group;

•

time-vesting NYSE Euronext annual bonus restricted stock units granted prior to or after December 20, 2012 and time-vesting NYSE Euronext long-term incentive plan restricted stock units granted prior to December 20, 2012 will vest in full and become distributable while time-vesting long-term incentive plan restricted stock units granted after December 20, 2012 will be converted into substantially equivalent restricted stock units denominated in shares of common stock of ICE Group and will vest in full upon the third anniversary of the date of grant of the restricted stock unit or, if earlier, upon a termination without “cause” or a resignation for “good reason” after the closing (for this purpose, “good reason” has the meaning set forth in the applicable officer’s employment agreement or, if no such agreement exists (or if such agreement does not provide for a “good reason” or similar definition), a reduction in base salary after the merger or a relocation of the officer’s principal place of employment after the merger by more than 50 miles from the applicable officer’s principal place of employment as of immediately prior to the NYSE Euronext merger, subject to the surviving company’s right to “cure” such a reduction or relocation, as applicable, within 30 days after receipt of notice of such reduction or relocation from the officer); and

•

performance criteria applicable to NYSE Euronext performance stock units granted prior to December 20, 2012 and held by Duncan L. Niederauer, NYSE Euronext’s chief executive officer, will be deemed attained based on the value of the standard merger consideration, with the award converting into a substantially equivalent ICE Group stock unit award subject to the same time-vesting conditions in effect immediately prior to the NYSE Euronext merger, and performance criteria applicable to NYSE Euronext performance stock units granted after December 20, 2012 and held by Mr. Niederauer will be deemed attained based on the greater of target or actual performance as of the month ending prior to the month in which the NYSE Euronext merger occurs, with the award converting into a substantially equivalent ICE Group stock unit award subject to the same time-vesting conditions in effect immediately prior to the NYSE Euronext merger (upon a termination without “cause” or a resignation for “good reason,” in each case after the NYSE Euronext merger, a prorated percentage of the units vests as of the date of his termination or resignation equal to (x) the number of days from January 1 of the year of grant through the date of termination divided by (y) the number of days during the vesting period, multiplied by (z) 100, with the remaining percentage of the units forfeited).

Based upon equity award holdings as of March 1, 2013, the aggregate number of unvested annual bonus restricted stock units and unvested long-term incentive plan restricted stock units held by the executive officers is as follows: Mr. Niederauer: 427,312; Mr. Cerutti: 181,905; Mr. Geltzeiler: 146,132; Mr. Leibowitz: 203,832; Mr. Halvey: 200,995; Mr. Duranton: 141,257; and the one other executive officer: 0. For an estimate of the value of the “single-trigger” vesting of all such restricted stock units held by NYSE Euronext’s named executive officers upon the consummation of the NYSE Euronext merger, see “—Change of Control Compensation for NYSE Euronext’s Named Executive Officers” below. None of NYSE Euronext’s non-employee directors holds any unvested restricted stock units.

Based upon equity award holdings as of March 1, 2013, the target number of unvested performance stock units held by Mr. Niederauer is 201,684. For an estimate of the value of the “double-trigger” prorated vesting of such performance stock units upon a termination without “cause” or a resignation for “good reason,” upon or in connection with the NYSE Euronext merger see “—Change of Control Compensation for NYSE Euronext’s Named Executive Officers” below.

Employment Agreements for Messrs. Niederauer, Leibowitz, Geltzeiler, Halvey and Duranton.

NYSE Euronext is party to employment agreements that provide change-of-control and severance benefits to Messrs. Niederauer, Leibowitz, Geltzeiler, Halvey, and Duranton upon termination of the executive’s employment by NYSE Euronext without “cause” or by the executive for “good reason” (as such terms are defined below) within two years following (or, in the case of Mr. Duranton, in connection with) a change of control or, in the case of Mr. Niederauer, at any time during the term of his agreement. If, within two years following (or, in the case of Mr. Duranton, in connection with) a change of control of NYSE Euronext (which would include the NYSE Euronext merger), or, in the case of Mr. Niederauer, at any time during the term of his agreement, the executive’s employment is terminated by NYSE Euronext or ICE without “cause” or the executive resigns for “good reason,” then the executive would be entitled to receive, subject to signing and not revoking a release:

•

a prorated annual bonus for the year of termination, in an amount based on the achievement of the applicable performance metrics for such year, payable in a lump sum in cash by the Company at the time that annual bonuses are otherwise paid by the Company;

•

severance in an amount equal to two times the sum of the executive’s base salary and target bonus, payable in a lump sum in cash by the Company (subject to the 6-month delay under Section 409A of the Internal Revenue Code) within 45 days of the effective date of termination (and in no event discounted for the time value of money);

•	health and life insurance benefits following such termination or resignation for two years;

•	full vesting (as of the effective date of termination) of equity awards granted to the executive in connection with an annual bonus;

•

vesting (as of the effective date of termination) of the next tranche of other equity awards subject to time-based vesting conditions, which for all such outstanding equity awards as of the date hereof is full vesting because all such awards are cliff vesting; and

•	pro rata vesting of performance-based equity awards held by the executive (based on actual performance) at the time that such awards would otherwise vest absent the executive’s termination.

Pursuant to the merger agreement, NYSE Euronext may amend Mr. Duranton’s employment agreement to provide that a termination other than for “cause” or a resignation for “good reason,” in each case within two years following (rather than solely in connection with) a change in control, including the NYSE Euronext merger, would provide for a severance multiple of two.

In addition, except in the case of Mr. Niederauer, the employment agreements provide that the executive is entitled to a “gross-up” from the Company for any excise taxes triggered under Section 4999 of the Internal Revenue Code in connection with the payment of any change-of-control payments or benefits, except that if such payments do not exceed 110% of the maximum amount payable to the executive without triggering the excise tax, the executive’s payments would be reduced to $5,000 less than such maximum amount. In the case of Mr. Niederauer, on March 26, 2012, the Company entered into an amended and restated employment agreement with Mr. Niederauer, pursuant to which Mr. Niederauer waived his right to the above-described gross-up included in his prior employment agreement and agreed to a “better-off net after-tax cutback,” whereby the amount of payments and benefits payable to Mr. Niederauer are reduced to $1,000 less than the maximum amount payable to him without triggering the excise tax if, after such reduction, Mr. Niederauer’s payments would be greater on an after-tax basis than if no reduction applied and Mr. Niederauer received all payments and benefits and paid all excise taxes triggered under Section 4999 of the Internal Revenue Code with respect to such payments and benefits.

“Good reason” generally means the occurrence of any of the following events or actions that remains uncured by NYSE Euronext for 30 days after the executive’s written notice: (i) a material reduction in the executive’s base salary or target bonus (which generally means one or more reductions that, individually or in the aggregate, exceed five percent of the executive’s highest base salary or target bonus, as the case may be); (ii) a relocation of the executive’s principal office to more than 50 miles from New York, New York (or New York, NY, London or Paris for Mr. Duranton); (iii) a (material, in the case of Mr. Leibowitz) diminution of title or material diminution of authority, duties or responsibilities, or the assignment to the executive of titles, authorities, duties, or responsibilities that are materially inconsistent with the executive’s title, authority, duties, or responsibilities; (iv) a change in reporting so that the executive does not report to, in the case of Mr. Niederauer, the board of directors of the resulting company, and in the cases of Messrs. Leibowitz, Geltzeiler, Halvey and Duranton, to the chief executive officer; (v) the failure by NYSE Euronext to obtain an assumption of its obligations under the employment agreement by the resulting company within 15 days after the effective date of the merger; (vi) a material breach by NYSE Euronext of the employment agreement; (vii) in the case of Mr. Niederauer, the failure to nominate him as a director in the first election following his removal from the board of directors; (viii) in the case of Mr. Duranton, his no longer being the most senior human resources officer of NYSE Euronext and its affiliates; or (ix) in the case of Mr. Halvey, his no longer being the sole and top legal officer of NYSE Euronext and its affiliates.

Employment Agreement for Dominique Cerutti.

The employment agreement between NYSE Euronext and Dominique Cerutti (president and deputy chief executive officer) provides that, upon a termination for any reason (excluding a resignation for any reason, a dismissal for gross or willful misconduct, or an agreed-upon termination) in connection with, in anticipation of, or within two years after a change of control (which would include the NYSE Euronext merger), Mr. Cerutti is entitled to receive:

•	severance in an amount equal to 150% of the sum of his base salary and maximum annual bonus;

•

cash payments from the Company in monthly installments in an amount equal to 50% of the sum of his base salary and maximum annual bonus as consideration for his compliance with the one-year post-termination non-competition and non-solicitation covenants of his employment agreement;

•	equity awards granted in connection with an annual bonus and restricted stock units granted as part of his one-time 2009 bonus would fully vest as of the effective date of his termination;

•

vesting (as of the effective date of termination) of the next tranche of other equity awards subject to time-based vesting conditions, which for all such outstanding equity awards as of the date hereof is full vesting because all such awards are cliff vesting; and

•	pro rata vesting of performance-based equity awards held by the executive (based on actual performance) at the time that such awards would otherwise vest absent the executive’s termination.

For an estimate of the value of the change-of-control and severance benefits that each of NYSE Euronext’s named executive officers would be entitled to receive pursuant to his employment agreement upon termination of the executive’s employment by NYSE Euronext without “cause” or by the executive for “good reason” within two years following (or, in the case of Mr. Duranton, in connection with) a change of control or, in the case of Mr. Niederauer, at any time during the term of his agreement, see “—Change of Control Compensation for NYSE Euronext’s Named Executive Officers” below.

Severance Upon Qualifying Termination of Employment of Claudia Crowley

Upon an involuntary termination of employment of Claudia Crowley other than for “cause,” she would, subject to her prior execution and non-revocation of a release of claims against NYSE Euronext and its affiliates, be entitled to receive 52 weeks of base salary and an amount in respect of the bonus for the year in which her termination of employment occurs (paid in equal installments in accordance with NYSE Euronext’s payroll practices in effect from time to time), continued healthcare coverage at active employee rates for 52 weeks (and COBRA continuation thereafter) and outplacement benefits.

Change of Control Compensation for NYSE Euronext’s Named Executive Officers

The following table sets forth the amount of payments and benefits that each NYSE Euronext named executive officer would receive in connection with the NYSE Euronext merger that are based on or otherwise relate to the NYSE Euronext merger, assuming the consummation of the NYSE Euronext merger occurred on December 31, 2012 and the employment of the named executive officer is terminated other than for “cause” or the officer resigns for “good reason,” in each case on such date. The payments and benefits included in the table below are subject to a non-binding advisory vote of NYSE Euronext’s shareholders, as described under “NYSE Euronext Proposals—Merger-Related Named Executive Officer Compensation Proposal.” For additional details regarding the terms of the payments quantified below, see “—Interests of NYSE Euronext Directors and Executive Officers in the NYSE Euronext Merger.”

Golden Parachute Compensation

Name	Cash(1)	Equity(2)	Pension/ NQDC	Perquisites/ Benefits(3)	Tax Reimbursement	Other	Total
Duncan L. Niederauer (Chief Executive Officer)	$13,552,198	$15,178,518	$0	$45,942	$0	$0	$28,776,658
Dominique Cerutti (President and Deputy Chief Executive Officer)	$5,424,466	$6,759,590	$0	$0	$0	$0	$12,184,056
Michael S. Geltzeiler (Group Executive Vice President and Chief Financial Officer)	$4,664,835	$4,705,670	$0	$44,514	$0	$0	$9,415,019
Lawrence E. Leibowitz (Chief Operating Officer)	$6,547,253	$6,326,973	$0	$35,335	$0	$0	$12,909,561
John K. Halvey (Group Executive Vice President and General Counsel)	$6,747,253	$6,200,146	$0	$44,514	$0	$0	$12,991,913
Philippe Duranton (Group Executive Vice President and Global Head of Human Resources)	$4,248,352	$4,567,323	$0	$44,514	$0	$0	$8,860,189

(1)	Amount equals the sum of (i) the “double-trigger” cash severance provided to the executive under the terms of the executive’s employment agreement upon a qualifying termination of employment, as described in the narrative disclosures above, in the following amounts: Mr. Niederauer: $13,000,000; Mr. Cerutti: $5,226,664; Mr. Geltzeiler: $4,500,000; Mr. Leibowitz: $6,300,000; Mr. Halvey: $6,500,000; and Mr. Duranton: $4,100,000; and (ii) an estimate of the “double-trigger” prorated short-term incentive award to which the executive may be entitled under the terms of the executive’s employment agreement upon a qualifying termination of employment, as described in the narrative disclosures above, in the following amounts (which amounts assume that, absent such termination, the executive would have earned a short-term incentive award in an amount equal to the amount of the award that the executive earned for the prior year): Mr. Niederauer: $552,198; Mr. Cerutti: $197,802; Mr. Geltzeiler: $164,835; Mr. Leibowitz: $247,253; Mr. Halvey: $247,253; and Mr. Duranton: $148,352. In the case of Mr. Cerutti, the amount also includes $1,306,666 in compensation provided under his employment agreement upon a qualifying termination of employment in consideration of non-compete and non-solicit obligations for a period of one year following termination of his employment, as described in the narrative disclosures above. Each named executive officer would be entitled to receive cash severance and, other than Mr. Cerutti, a prorated short-term incentive award upon a qualifying termination of employment at any time during the term of his employment agreement, regardless of the occurrence of a change of control, provided that in the absence of the occurrence of a change of control, the severance multiple for Messrs. Geltzeiler, Leibowitz, Halvey and Duranton would be one and the severance multiple for Mr. Cerutti would be one-half (the severance multiple for Mr. Niederauer would remain the same).

(2)	Amount equals the value of the “single-trigger” vesting (and “double-trigger” vesting for 2013 long-term incentive plan awards) of all unvested time-vesting restricted stock units held by the executive upon the consummation of the merger, as described in the narrative disclosures above, except that in the case of Mr. Niederauer, the amount equals the sum of (i) the value of the “single-trigger” vesting of all unvested time-vesting restricted stock units (other than his 2013 long-term incentive plan award) held by him upon the consummation of the merger ($11,376,473), and (ii) the value of the “double-trigger” prorated vesting of his 2013 long-term incentive plan award ($1,582,607) and his performance stock units ($2,219,438) upon a termination without “cause” or a resignation for “good reason,” as described in the narrative disclosures above. Stock value is based upon a March 1, 2013 closing price of $37.16. Mr. Niederauer would be entitled to receive full vesting of his 2013 long-term incentive plan award and prorated vesting of his performance stock units upon a qualifying termination of employment at any time during the term of his employment agreement, regardless of the occurrence of a change of control.
(3)	Amount includes the “double-trigger” health and life insurance continuation benefits provided to the executive under the terms of the executive’s employment agreement upon a qualifying termination of employment, as described in the narrative disclosures above. The amount reflected in the column assumes that the executive would not have become re-employed with another employer, thereby making him eligible for health care and/or life insurance benefits under such other employer’s benefit plans. Each named executive officer (other than Mr. Cerutti) would be entitled to receive health and life insurance continuation benefits upon a qualifying termination of employment at any time during the term of his employment agreement, regardless of the occurrence of a change of control, provided that in the absence of the occurrence of a change of control, the continuation period for Messrs. Geltzeiler, Leibowitz, Halvey and Duranton would be one year (the continuation period for Mr. Niederauer would remain the same).

Regulatory Approvals Required for the Mergers

Competition and Antitrust

U.S. Antitrust Clearance

Under the HSR Act, and the rules promulgated thereunder by the FTC, the mergers may not be completed until notification and report forms have been filed with the FTC and the DOJ and the applicable waiting periods have expired. On January 16, 2013, ICE and NYSE Euronext each filed a notification and report form under the HSR Act with the FTC and the DOJ. The waiting period under the HSR Act expired on February 15, 2013.

European Competition Authorities

In the EU, the mergers are subject to the merger control jurisdiction of the national competition authorities in Portugal, Spain and the UK. ICE and NYSE Euronext have requested a referral of the mergers to the European Commission pursuant to Article 4(5) of Council Regulation (EC) No. 139/2004 (which is referred to in this document as the “EU Merger Regulation”), such that merger clearance is required from only the European Commission in the EU. ICE and NYSE Euronext submitted the request by means of a reasoned submission (on “Form RS”) to the European Commission on March 18, 2013. The national competition authorities of Portugal, Spain and the UK have 15 working days following receipt of the Form RS from the European Commission to object to the request. If no such national competition authority objects to the request, the European Commission will accept jurisdiction to review the mergers. ICE and NYSE Euronext intend to submit a notification (on “Form CO”) to the European Commission as promptly as practicable.

ICE and NYSE Euronext expect to submit a notification (Form CO) to the European Commission during the first half of 2013. The European Commission has 25 working days following receipt of a complete notification form to issue a decision declaring the mergers to be compatible with the EU Internal Market or to open an in-depth investigation. If the Commission initiates an in-depth investigation, it must issue a final decision as to whether or not the mergers are compatible with the Internal Market no later than 90 working days after the initiation of the in-depth investigation (although this period may be extended in certain circumstances).

Waiting Periods

As of the date of this document, the applicable waiting period under the EU Merger Regulation has not expired or been terminated. The waiting period under the HSR Act expired on February 15, 2013. The parties believe that the mergers can be effected in compliance with all applicable antitrust laws. However, there can be no assurance that the governmental reviewing authorities will approve or clear the mergers at all or without restrictions or conditions. There also can be no assurance that a challenge to the completion of the mergers on antitrust grounds will not be made or that, if such a challenge were made, the parties would prevail or would not be required to accept certain conditions, possibly including certain divestitures, in order to complete the mergers.

Regulatory Authorities

Consummation of the mergers is subject to the receipt of various regulatory approvals, including from the SEC with respect to applications pursuant to Rule 19b-4 under the Exchange Act, the U.S. Commodity Futures Trading Commission, the Dutch Minister of Finance (with the advice of the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten) (the “AFM”)) or the AFM on behalf of the Dutch Minister of Finance with respect to various aspects of the transaction, the Dutch Central Bank, the Euronext College of Regulators, the French Banking Regulatory Authority (Autorité de contrôle prudentiel), the French Minister of the Economy, the U.K. Financial Conduct Authority (the “FCA”), the Belgian Financial Services and Markets Authority (Autoriteit voor Financiële Diensten en Markten/Autorité des services et marchés financiers) (“FSMA”), the Belgian Ministry of Finance, the Portuguese Minister of Finance and the Portuguese Commisão do Mercado de Valores Mobiliários (“CMVM”). See “The Merger Agreement—Conditions to the Consummation of the Mergers.”

SEC Approvals

NYSE Euronext’s subsidiaries, New York Stock Exchange, LLC, NYSE Arca, Inc. and, NYSE MKT LLC (formerly known as NYSE Amex LLC), are self-regulatory organizations registered as national securities exchanges pursuant to Section 6 of the Exchange Act, and, as such, they must comply with certain obligations under the Exchange Act. Pursuant to Section 19 of the Exchange Act and the related rules of the SEC, all changes in the rules of self-regulatory organizations must be submitted to the SEC for approval. For this purpose, rule changes include, in addition to rules regulating listings and market conduct, certain proposed amendments to the certificate of incorporation, bylaws or related documents of the self-regulatory organizations as well as those of their direct and indirect parent companies including NYSE Euronext and ICE Group. No proposed rule change can take effect unless approved by the SEC or otherwise permitted by Section 19 of the Exchange Act.

Under Section 19 of the Exchange Act, the text of the proposed rule change, together with a concise general statement of the statutory basis and the purpose of the change, must be submitted to the SEC. The SEC gives interested parties the opportunity to comment by publishing the proposal in the Federal Register. Comment letters typically are forwarded by the SEC to the self-regulatory organization for response. Within a period of 45 days of the publication of the proposed rule change (or a longer period of up to 90 days, if the SEC considers it appropriate), the SEC must either approve the proposal or institute proceedings to determine whether the proposed rule change should be disapproved. Such proceedings should be concluded within 180 days of the date of the publication of the proposed rule change, although the SEC may extend the deadline by another 60 days if necessary. The SEC will approve a proposed rule change if it finds that the change is consistent with the requirements of the Exchange Act and the rules and regulations under it. Self-regulatory organizations may consent to extensions of any of these periods and, as a practical matter, will generally do so while addressing any concerns raised by the SEC staff.

European Regulators

It is currently expected that a number of European regulatory approvals will be solicited or are required and a number of filings will be made in connection with the mergers, including (in alphabetical order by country name):

Belgium

•

Declaration of non-objection to the intended change of ownership and control of Euronext Brussels S.A./N.V. by the FSMA within the 30-day period available to it pursuant to Article 19 of the Belgian Law of August 2, 2002 on the Supervision of the Financial Sector and on Financial Services (“Belgian Law of August 2, 2002”), or no prohibition regarding the intended change of ownership and control of Euronext Brussels S.A./N.V. by the FSMA within the 30-day period available to it pursuant to Article 19 of the Belgian Law of August 2, 2002; and

•

Confirmation by the Belgian Ministry of Finance for Euronext Brussels S.A./N.V. regarding the preservation of its status as regulated market and as a licensed market operator pursuant to Articles 3, 17 and 18 of the Belgian Law of August 2, 2002, or in the absence of such confirmation, no written notification from the Belgian Ministry of Finance to the contrary.

Euronext College of Regulators

•

Declaration of non-objection from the Euronext College of Regulators, as required pursuant to the Memorandum of Understanding between the members of the Euronext College of Regulators dated June 24, 2010.

France

•

Approval by the French Banking Regulatory Authority of the change of ownership and control of Euronext Paris S.A. in its capacity as a credit institution, pursuant to French Regulation 96-16 of the Comité de la Réglementation Bancaire et Financière; and

•

Approval by the French Minister of the Economy, upon the advice of the French Autorité des Marchés Financiers, of the change of ownership and control of Euronext Paris S.A. and, if required, BlueNext S.A. in their capacity as market operators, pursuant to Article L. 421-9 II of the French Monetary and Financial Code (Code monétaire et financier).

The Netherlands

•

Declaration of non-objection to ICE allowing ICE Group to indirectly acquire the shares in NYSE Euronext (International) B.V., NYSE Euronext (Holding) N.V., Euronext N.V. and Euronext Amsterdam N.V. by the Dutch Minister of Finance (with the advice of the AFM), pursuant to Section 5:32d of the Dutch Financial Supervision Act (Wet op het financiëel toezicht);

•

Confirmation, reissuance, renewal or amendment of the existing declarations of non-objection, if required by the Dutch Minister of Finance or the AFM on behalf of the Dutch Minister of Finance, as applicable, issued to NYSE Euronext, NYSE Euronext (International) B.V., NYSE Euronext (Holding) N.V. and Euronext N.V. by the Dutch Minister of Finance (with the advice of the AFM) pursuant to Section 5:32d of the Dutch Financial Supervision Act (Wet op het financiëel toezicht), in each case allowing the relevant entity to acquire or hold, indirectly or directly, as the case may be, the shares of NYSE Euronext (International) B.V., NYSE Euronext (Holding) N.V., Euronext N.V. and Euronext Amsterdam N.V. or indication that no such confirmation, reissuance, renewal or amendment is required by the Dutch Minister of Finance and the AFM; and

•

Review and approval of the NYSE Euronext merger by the Dutch Minister of Finance and the AFM and confirmation, reissuance, renewal or amendment of the existing exchange license granted to NYSE Euronext (International) B.V., NYSE Euronext (Holding) N.V., Euronext N.V. and Euronext Amsterdam N.V., by the Dutch Minister of Finance or the AFM, if required, pursuant to Sections 5:26 and 2:96 of the Dutch Financial Supervision Act (Wet op het financiëel toezicht), or indication that no such confirmation, reissuance, renewal, or amendment is required by the Dutch Minister of Finance and the AFM.

Portugal

•

Explicit pre-approval by the Portuguese Minister of Finance of the change of ownership and control of Euronext Lisbon Sociedade Gestora de Mercados Regulamentados, S.A. (“Euronext Lisbon”) upon an opinion of the CMVM, pursuant to Decree-law n° 357-C/2007 of October 31, 2007, as amended;

•

Pre-notification to the CMVM regarding the acquisition of a direct or indirect qualifying holding in Euronext Lisbon and Interbolsa, S.A. and lapse of the statutory period without a decision being taken or declaration of non-objection by the CMVM, each pursuant to Decree-law n° 357-C/2007 of October 31, 2007, as amended; and

•

Approval of the mergers by the Autoridade da Concorrência under Law No. 19/2012, jurisdiction to decide the matter is declined by the Autoridade da Concorrência or expiration of all applicable waiting periods without a decision being taken by the Autoridade da Concorrência if jurisdiction is not referred to the European Commission following a request made pursuant to Article 4(5) or Article 22 of the EU Merger Regulation.

Spain

•

Approval of the mergers by the Comisión Nacional de la Competencia under Law No. 15/2007 or confirmation from the Comisión Nacional de la Competencia that Law No. 15/2007 does not apply to the transaction or expiration of all applicable waiting periods without a decision being taken by the Comisión Nacional de la Competencia if jurisdiction is not referred to the European Commission following a request made pursuant to Article 4(5) or Article 22 of the EU Merger Regulation.

Switzerland

•	The Swiss Financial Market Supervisory Authority will have to be informed by ICE about the NYSE Euronext merger for the following entities which are all authorised foreign exchanges under Swiss law:

•	NYSE Euronext Amsterdam, Amsterdam

•	NYSE Euronext Brussels, Bruxelles

•	NYSE Euronext Liffe, London

•	NYSE Euronext Lisbon, Lisbon

•	NYSE Euronext Paris, Paris Cedex 01

•	NYSE Liffe US LLC, New York

•	ICE Futures Canada, Inc. Winnipeg

•	ICE Futures Europe, London

•	ICE Futures U.S., Inc. New York

United Kingdom of Great Britain and Northern Ireland

•	Approval of the FCA in respect of the change of ownership and control of LIFFE Administration and Management and, if required, NYSE Liffe US LLC;

•	Approval of the FCA in respect of the change of ownership and control of Liffe Services Limited, Smartpool Trading Limited and Fix City Limited; and

•

Approval of the mergers by the Office of Fair Trading or Competition Commission under the Enterprise Act 2002 or jurisdiction to decide the matter is declined by the Office of Fair Trading or Competition Commission if jurisdiction is not referred to the European Commission following a request made pursuant to Article 4(5) or Article 22 of the EU Merger Regulation.

Regulators of Non-European Countries

In addition, it is currently expected that a number of regulatory approvals in other countries will be solicited and a number of filings will be made in connection with the mergers, including (in alphabetical order by country name):

Brazil

•	Notification to the Brazilian Comissão de Valores Mobiliários regarding the mergers.

Hong Kong

•	Notification to the Hong Kong Securities and Futures Commission of any material changes to LIFFE Administration and Management’s business.

Japan

•	Notification to the Japanese Ministry of Finance of any material changes to LIFFE Administration and Management’s business.

Qatar

•	Approval of any change of control of Qatar Exchange (NYSE Euronext 12% subsidiary) by the Qatar Financial Markets Authority / Qatar Financial Center Regulatory Authority, if required.

Singapore

•	Notification to the Monetary Authority of Singapore of a change of control regarding LIFFE Administration and Management.

Taiwan

•	Notification to the Taiwan Securities and Futures Bureau of any material changes to LIFFE Administration and Management’s business in Taiwan.

United States

•	Approval of FINRA under NASD Rule 1017 for a change in control in Archipelago Trading Services LLC and Archipelago Securities, Inc.;

•	Notification to the CFTC for change of control of NYSE Liffe U.S., LLC as a designated contract market; and

•	Approval of CFTC for change of control of New York Portfolio Clearing as a derivatives clearing organization.

Regulators of ICE and its Subsidiaries

The consummation of the mergers would involve ICE Group becoming a new controlling entity of ICE and its regulated and licensed subsidiaries. Approvals, consents and declarations of non-objection from the relevant regulatory authorities in respect of such entities will have to be obtained prior to the consummation of the mergers.

Stock Exchange Listing

The shares of ICE Group’s common stock to be issued in the mergers as the stock portion of the merger consideration in the NYSE Euronext merger and the consideration in the ICE merger, as well as such other shares of ICE Group common stock to be reserved for issuance in connection with the mergers, must be approved for listing on the New York Stock Exchange, subject to the official notice of issuance.

Commitment to Obtain Approvals

ICE, ICE Group and NYSE Euronext have agreed to use reasonable best efforts to obtain as promptly as practicable all consents and approvals of any governmental authority, self-regulatory organization or any other third party necessary or advisable in connection with the mergers, subject to limitations as set forth in the merger agreement. See “The Merger Agreement—Reasonable Best Efforts; Regulatory Filings and Other Actions.”

General

While ICE, ICE Group and NYSE Euronext believe that they will receive the requisite regulatory approvals for the mergers, there can be no assurances regarding the timing of the approvals, their ability to obtain the approvals on satisfactory terms or the absence of litigation challenging these approvals. There can likewise be no assurance that U.S. federal, state or non-U.S. regulatory authorities will not attempt to challenge the mergers on antitrust grounds or for other reasons, or, if a challenge is made, as to the results of the challenge. ICE’s, ICE Group’s and NYSE Euronext’s obligation to complete the mergers is conditioned upon the receipt of certain approvals from the SEC, U.S. federal and state governmental authorities, the European Commission, other European regulators and other governmental authorities. See “The Merger Agreement—Conditions to the Consummation of the Mergers.”

Accounting Treatment

ICE prepares its financial statements in accordance with U.S. GAAP. The accounting guidance for business combinations, referred to as ASC 805, requires the use of the acquisition method of accounting for the mergers, which requires the determination of the acquirer, the purchase price, the acquisition date, the fair value of assets and liabilities of the acquiree and the measurement of goodwill.

ICE’s management has determined that ICE will be the accounting acquiror in the mergers based on detailed analysis of relevant U.S. GAAP guidance. Consequently, ICE will allocate the purchase price to the fair value of NYSE Euronext’s tangible and identifiable intangible assets acquired and liabilities assumed based on their respective fair values at the date of the completion of the mergers, with any excess of the purchase price over those fair values being recorded as goodwill. The purchase price will be based on the fair value of the consideration given, which will be equal to the cash and the market value of ICE Group common stock (based on the closing price per share of ICE common stock on the closing date of the mergers) issued in connection with the mergers. Identified intangibles will be amortized over their estimated lives. Under the acquisition method of accounting, goodwill is not amortized but is tested for impairment at least annually.

The accounting results of NYSE Euronext will be included in the operating results of ICE Group beginning from the date of completion of the mergers. The recorded assets and liabilities of ICE will be carried forward at their recorded amounts and the historical operating results will be unchanged for the prior periods being reported on. Upon consummation of the mergers, the historical financial statements will reflect only the operations and financial condition of ICE.

Public Trading Markets

ICE common stock is listed and trades on the New York Stock Exchange under the symbol “ICE.” NYSE Euronext common stock is dually listed and trades on the New York Stock Exchange and Euronext Paris under the symbol “NYX.”

ICE and ICE Group have agreed to use their reasonable best efforts to cause the shares of ICE Group common stock to be issued in connection with the mergers and shares of ICE Group common stock to be reserved upon exercise of options to purchase ICE Group common stock to be listed on the New York Stock Exchange, subject to official notice of issuance, prior to the effective times of the ICE merger. Additionally, the effectiveness of the registration statement of which this joint proxy statement/prospectus forms a part, for the ICE Group common stock is a condition to the completion of the mergers. It is expected that, following the mergers, ICE Group common stock will trade on the New York Stock Exchange under ICE’s current ticker symbol, “ICE,” and that ICE common stock will be delisted and deregistered under the Exchange Act and will cease to be publicly traded.

If the NYSE Euronext merger is completed, NYSE Euronext common stock will be delisted from the New York Stock Exchange and Euronext Paris and deregistered under the Exchange Act and will cease to be publicly traded.

Resale of ICE Group Common Stock

All shares of ICE Group common stock received by ICE and NYSE Euronext stockholders as consideration in the mergers will be freely tradable for purposes of the Securities Act of 1933, as amended (the “Securities Act”), except for shares of ICE Group common stock received by any person who is deemed an ”affiliate” of ICE or NYSE Euronext at the time of the applicable special meeting. Securities held by an affiliate of ICE Group may be resold or otherwise transferred without registration in compliance with the volume limitations, manner of sale requirements, notice requirements and other requirements under Rule 144 or as otherwise permitted under the Securities Act. This document does not cover resales of shares of ICE Group common stock received upon completion of the mergers by any person who is deemed an affiliate of ICE or NYSE Euronext, and no person is authorized to make any use of this document in connection with any resale.

The Clearing Services Agreement

ICE Clear Europe and Liffe Administration and Management entered into the clearing services agreement on December 20, 2012. Under the terms of the clearing services agreement, Liffe Administration and Management appointed ICE Clear Europe as the exclusive provider of central counterparty clearing services for all of its existing derivatives products traded on the London International Financial Futures and Options Exchange (“LIFFE”) and ICE Clear Europe appointed Liffe Administration and Management to provide financial intermediary services in respect of the clearing of trades in LIFFE’s existing products. The clearing services agreement sets forth the payment terms for the provision of each party’s services to the other, including the terms for clearing existing LIFFE products and any covered new LIFFE products. For clearing existing LIFFE products, ICE Clear will, in general, be paid a fixed fee, which is set to approximate ICE Clear’s current costs, plus an applicable margin. Liffe Administration and Management may request ICE Clear to provide clearing services for new LIFFE products. In such instances, ICE Clear will, in general, be paid its clearing costs plus a margin for any additional services. Liffe Administration and Management will be paid a fee for the services it provides. The clearing services are expected to commence on July 1, 2013, subject to the receipt of applicable regulatory approvals and the satisfaction of certain conditions. The clearing services agreement will terminate upon the occurrence of certain events specified in the agreement, including suspension for a defined period of time of the clearing services to be provided by ICE Clear Europe and other events of default by either party, and may be terminated by either party following applicable notice periods. In certain circumstances relating to a change in control of Liffe Administration and Management or NYSE Euronext, certain aspects of the agreement relating to the economic returns to each party, certain governance provisions, and the terms governing the notice required to terminate the agreement, among other provisions, will be amended. As discussed above, the clearing services agreement was considered necessary by Liffe Administration and Management due to expectations that, post-announcement, customers and other stakeholders would no longer support the continued build of Liffe Administration and Management’s proprietary clearing house given that they would expect clearing to transition to ICE post-closing.

To ensure security of clearing for Liffe Administration and Management, the clearing services agreement must survive termination of the proposed mergers; however, ICE and NYSE Euronext believe that the provision of clearing services by ICE Clear Europe to Liffe Administration and Management will be beneficial to the businesses of both Liffe Administration and Management and ICE Clear Europe even if the mergers are not consummated. The clearing services agreement will be effective and the provision of clearing services by ICE Clear will commence irrespective of the status of the transactions contemplated by the merger agreement.

For additional information, see the Clearing and Financial Intermediary Services Agreement by and between ICE Clear Europe and Liffe Administration and Management filed as Exhibit 10.38 to the ICE Annual Report on Form 10-K for the year ending December 31, 2012 and as Exhibit 10.4 to the NYSE Euronext Annual Report on Form 10-K for the year ending December 31, 2012, and the summary of material terms of the agreement included in the Current Reports on Form 8-K filed by each of ICE and NYSE Euronext on December 27, 2012.

Potential Initial Public Offering of the Euronext Businesses

ICE has not made definitive plans to separate Euronext from the combined company but expects to pursue such a separation after the closing of the mergers. ICE believes that there are certain compelling reasons to consider an initial public offering, or IPO, of Euronext and may pursue an IPO after the mergers are completed. Any Euronext IPO would include all of the continental European cash equity platforms (as well as the derivatives traded on them) but would not include the derivatives businesses of Liffe Administration and Management. ICE believes that an IPO of Euronext may better serve Euronext’s markets if Euronext were to be managed independently by a team focused on growth and acquisition opportunities in continental Europe. ICE believes that the potential IPO may enable Euronext’s businesses to maximize their opportunities for growth and profitability, and allow Euronext to pursue more effectively a strategy to expand its operations in European countries through consolidation. For a discussion of the risks related to the potential IPO of Euronext, see “Risk Factors.”

With respect to the remaining businesses of NYSE Euronext, upon completion of the mergers, ICE intends to continue operating these businesses (other than Liffe Administration and Management) in the same decentralized manner NYSE Euronext currently operates its businesses, although ICE Group would retain responsibility for matters affecting the combined entity, such as technology, finance and global strategy. Subject to regulatory approval, following the closing of the mergers, ICE anticipates commencing a transition of the derivatives businesses of Liffe Administration and Management to ICE Futures Europe. Following the completion of such transition, ICE will evaluate market conditions and other relevant factors in order to determine whether to separate the remaining Euronext businesses as discussed above. In its ongoing negotiations with the Euronext College of Regulators, ICE seeks to have the extraction and transition of the Liffe Administration and Management derivatives businesses excluded from the scope of the undertakings and governance provisions that ICE Group will have to adopt as a condition of regulatory approval of the mergers, so that ICE Group can commence such transition without having to seek approval from the Euronext College of Regulators. This extraction and transition of the Liffe Administration and Management derivatives businesses would, however, be subject to regulatory approval in the United Kingdom.

THE MERGER AGREEMENT

This section describes the material terms of the merger agreement, which was originally executed on December 20, 2012 and was amended and restated on March 19, 2013. The description in this section and elsewhere in this joint proxy statement/prospectus is qualified in its entirety by reference to the complete text of the merger agreement, a copy of which is attached as Appendix A and is incorporated by reference into this joint proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. You are encouraged to read the merger agreement carefully and in its entirety.

Explanatory Note Regarding the Merger Agreement

The merger agreement and this summary are included solely to provide you with information regarding the terms of the merger agreement. Factual disclosures about NYSE Euronext and ICE contained in this joint proxy statement/prospectus or in NYSE Euronext’s or ICE’s public reports filed with the SEC, as applicable, may supplement, update or modify the factual disclosures about NYSE Euronext or ICE contained in the merger agreement. The representations, warranties and covenants made in the merger agreement by NYSE Euronext, ICE, ICE Group, Braves Merger Sub and Baseball Merger Sub were made solely for the purposes of the merger agreement and as of specific dates and were qualified and subject to important limitations agreed to by NYSE Euronext, ICE, ICE Group, Braves Merger Sub and Baseball Merger Sub in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of establishing the circumstances in which a party to the merger agreement may have the right not to consummate the mergers if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by the matters contained in the respective disclosure letters that NYSE Euronext and ICE delivered to each other in connection with the merger agreement, which disclosures were not included in the merger agreement attached to this joint proxy statement/prospectus as Appendix A. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the merger agreement. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read together with the information provided elsewhere in this joint proxy statement/prospectus, the documents incorporated by reference into this joint proxy statement/prospectus, and reports, statements and filings that NYSE Euronext and ICE file with the SEC from time to time. See the section entitled “Where You Can Find More Information.”

The Mergers

Pursuant to the merger agreement, ICE will acquire NYSE Euronext under a newly formed holding company, ICE Group. In a series of merger transactions, Braves Merger Sub will merge with and into ICE (the “ICE merger”) and, following the ICE merger, NYSE Euronext will merge with and into Baseball Merger Sub. In the event that certain legal opinions that are a condition to each party’s obligation to consummate the mergers cannot be obtained, the merger agreement provides that the NYSE Euronext merger will be restructured such that Baseball Merger Sub will merge with and into NYSE Euronext (in either case, the “NYSE Euronext merger”). Following the ICE merger and the NYSE Euronext merger (together, the “mergers”), each of ICE and NYSE Euronext will be direct wholly owned subsidiaries of ICE Group and the former ICE and NYSE Euronext stockholders will become holders of shares of ICE Group common stock. Following the completion of the mergers, ICE Group’s common stock is expected to be listed for trading on the New York Stock Exchange under ICE’s current ticker symbol, “ICE”, and NYSE Euronext common stock will be delisted from the New York Stock Exchange and Euronext Paris, deregistered under the Exchange Act and cease to be publicly traded. ICE common stock will be delisted from the New York Stock Exchange, deregistered under the Exchange Act and cease to be publicly traded.

Closing and Effective Times of the Mergers

Unless otherwise mutually agreed to by ICE and NYSE Euronext, the closing of the mergers will take place on a date to be specified by the parties to the merger agreement, which may be no later than the fourth business day following the day on which the last of the conditions to consummate the merger (described under “—Conditions to the Consummation of the Mergers”) have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the closing of the mergers, but subject to the satisfaction or waiver of those conditions).

Assuming timely satisfaction of the necessary closing conditions, the closing of the mergers is expected to occur in the second half of 2013. The ICE merger will become effective upon ICE filing a certificate of merger with the Secretary of State of the State of Delaware and, shortly thereafter, the NYSE Euronext merger will become effective upon Baseball Merger Sub (or, if the NYSE Merger has been restructured, NYSE Euronext) filing a certificate of merger with the Secretary of State of the State of Delaware (or, with respect to each merger, at such later time as NYSE Euronext and ICE may agree and specify in the respective certificate of merger, provided that the NYSE Euronext merger will not become effective until after the effective time of the ICE merger).

Effect of the ICE Merger on Shares of ICE Common Stock and Shares of Braves Merger Sub

In the ICE merger, each share of ICE common stock, and any fractions thereof, owned by an ICE stockholder (except for certain shares held by ICE or Braves Merger Sub) will be converted into one share of ICE Group common stock, or a corresponding fraction thereof.

It is anticipated that ICE stockholders and NYSE Euronext stockholders, in each case as of immediately prior to the mergers, will hold approximately 64% and 36%, respectively, of the issued and outstanding shares of ICE Group common stock immediately after completion of the mergers, in each case as determined on a fully-diluted basis and without giving effect to any shares of ICE common stock held by NYSE Euronext stockholders prior to the merger. If the ICE merger is completed, it is currently estimated that payment of the ICE merger consideration will require ICE Group to issue or reserve for issuance approximately 74.8 million shares of ICE Group common stock.

Each share of Braves Merger Sub common stock outstanding immediately prior to the effective time of the Braves merger will be converted into one share of ICE common stock, which will be held by ICE Group.

If, prior to the effective time of the ICE merger, the outstanding shares of NYSE Euronext common stock or ICE common stock will have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar event which will have occurred, then the merger consideration will be appropriately and proportionately adjusted to provide to ICE stockholders the same economic effect as contemplated by the merger agreement prior to such event.

Effect of the ICE Merger on ICE Stock Options and Awards

At the effective time of the ICE merger, each ICE option to purchase shares of ICE common stock granted under the employee and director stock plans of ICE, whether vested or unvested, that is outstanding immediately prior to the effective time of the ICE merger will cease to represent a right to acquire shares of ICE common stock and will be converted into an ICE Group stock option on the same terms and conditions (including vesting schedule and per share exercise price) as applied to such ICE stock option immediately prior to the effective time of the ICE merger. The number of shares of ICE Group common stock subject to each such ICE Group stock option will be equal to the number of shares of ICE common stock subject to each such ICE stock option immediately prior to the effective time of the ICE merger, and each such ICE Group stock option will have an exercise price per share equal to the per-share exercise price applicable to each such ICE stock option immediately prior to the effective time of the ICE merger.

In addition, at the effective time of the ICE merger, each ICE restricted stock unit and ICE deferred stock unit measured in shares of ICE common stock (other than performance stock units), whether vested or unvested, that is outstanding immediately prior to the effective time of the ICE merger will cease to represent an ICE restricted stock unit or deferred stock unit with respect to shares of ICE common stock, as applicable, and will be converted automatically into an ICE Group restricted stock unit or deferred stock unit with respect to shares of ICE common stock, as applicable, on substantially the same terms and conditions (including vesting schedule) as applied to such ICE restricted stock unit or deferred stock unit with respect to shares of ICE common stock immediately prior to the effective time of the ICE merger. The number of shares of ICE Group common stock subject to each such ICE Group restricted stock unit or deferred stock unit with respect to shares of ICE common stock will be equal to the number of shares of ICE common stock subject to each such ICE restricted stock unit or deferred stock unit with respect to shares of ICE common stock, respectively, immediately prior to the effective time of the ICE merger.

Additionally, at the effective time of the ICE merger, each ICE performance stock unit, whether vested or unvested, that is outstanding will cease to represent a performance stock award with respect to shares of ICE common stock and will be converted automatically into a performance stock award with respect to shares of ICE Group common stock on substantially the same terms and conditions as applied to such ICE performance stock award immediately prior to the effective time of the ICE merger. The number of shares of ICE Group common stock subject to each such ICE Group performance stock award shall be equal to the number of shares of ICE common stock subject to the ICE performance stock award immediately prior to the effective time of the ICE merger.

Effect of the NYSE Euronext Merger on Shares of NYSE Euronext Common Stock and Interests of Baseball Merger Sub

As a result of the NYSE Euronext merger, each issued and outstanding share of NYSE Euronext common stock will be converted into the right to receive the standard election amount of 0.1703 of a share of ICE Group common stock and $11.27 in cash, other than (i) any shares of NYSE Euronext common stock held in the treasury of NYSE Euronext and any shares of NYSE Euronext common stock owned directly by NYSE Euronext or ICE Group immediately prior to the effective time of the NYSE Euronext merger (in each case other than any shares of NYSE Euronext common stock held on behalf of third parties), which will be cancelled and extinguished and will not entitle the holders thereof to any payment or other consideration, (ii) the shares of NYSE Euronext common stock held by ICE or any direct or indirect wholly owned subsidiary of NYSE Euronext, ICE or ICE Group (other than Baseball Merger Sub), which will be converted into the right to receive 0.2581 of a share of ICE Group common stock per share of NYSE Euronext common stock (the shares in (i) and (ii) are referred to as “excluded shares”), and (iii) shares of NYSE Euronext common stock held by NYSE Euronext stockholders who have perfected and not effectively withdrawn a demand for, or lost the right to, appraisal under Delaware law, which will be entitled to the appraisal rights provided under Delaware law as described under “Appraisal Rights” (the shares in (iii) are referred to as “dissenting shares”). Alternatively, NYSE Euronext stockholders will have the right to make either a cash election to receive $33.12 in cash, or a stock election to receive 0.2581 of a share of ICE Group common stock, for each of their NYSE Euronext shares. Both the cash election and the stock election are subject to the proration and adjustment procedures to ensure that the total amount of cash paid, and the total number of shares of ICE Group common stock issued, in the NYSE Euronext merger to the NYSE Euronext stockholders, as a whole, will be equal to the total amount of cash and number of shares that would have been paid and issued if all of the NYSE Euronext stockholders received the standard election amount (such total amount of cash and ICE Group common stock is referred to as the “NYSE Euronext merger consideration”). NYSE Euronext stockholders (other than holders of excluded shares and dissenting shares) who make no election or an untimely election will receive the standard election amount.

It is anticipated that ICE stockholders and NYSE Euronext stockholders, in each case as of immediately prior to the mergers, will hold approximately 64% and 36%, respectively, of the issued and outstanding shares of ICE Group common stock immediately after completion of the mergers, in each case as determined on a fully-diluted basis and without giving effect to any shares of ICE common stock held by NYSE Euronext stockholders prior to the mergers. If the NYSE Euronext merger is completed, it is currently estimated that payment of the stock portion of the NYSE Euronext merger consideration will require ICE Group to issue or reserve for issuance approximately 42.4 million shares of ICE Group common stock in connection with the NYSE Euronext merger and that the maximum cash consideration required to be paid for the cash portion of the NYSE Euronext merger consideration will be approximately $2.7 billion (this amount is referred to as the “aggregate cash consideration”).

If a NYSE Euronext stockholder elects cash, and the sum of (i) the number of standard elections made or prescribed by the merger agreement multiplied by $11.27 and (ii) the number of cash elections made multiplied by $33.12 (this amount is referred to as the “unprorated aggregate cash consideration”) is greater than the aggregate cash consideration, such stockholder will receive:

•

an amount in cash equal to $11.27 (without interest) plus an amount of cash equal to the product of $11.27 and a fraction, the numerator of which is the number of stock elections made and the denominator of which is the number of cash elections made (this amount is referred to as the “cash oversubscription amount”); and

•

a number of validly issued, fully paid and non-assessable shares of ICE Group common stock equal to the difference between (i) 0.1703 and (ii) the quotient obtained by dividing the cash oversubscription amount by $128.31.

If a NYSE Euronext stockholder elects stock, and the unprorated aggregate cash consideration is less than the aggregate cash consideration, such stockholder will receive:

•

a number of validly issued, fully paid and non-assessable shares of ICE Group common stock equal to the sum of (i) 0.1703 and (ii) the product of 0.1703 and a fraction, the numerator of which is the number of cash elections made and the denominator of which is the number of stock elections made (this amount is referred to as the “stock oversubscription amount”); and

•	an amount of cash equal to the difference between (i) $11.27 and (ii) the product of the stock oversubscription amount and $128.31.

Set forth below are illustrative examples of how the proration and adjustment procedures will work in the event there is an oversubscription of the cash election or the stock election.

Example A—Oversubscription of Cash Election. For purposes of this example, assume the following:

•	there are 243,000,000 outstanding shares of NYSE Euronext common stock;

•	NYSE Euronext stockholders make the standard election with respect to 121,500,000 shares (or 50%) of NYSE Euronext common stock;

•	NYSE Euronext stockholders make the cash election with respect to 85,050,000 shares (or 35%) of NYSE Euronext common stock; and

•	NYSE Euronext stockholders make the stock election with respect to the remaining 36,450,000 shares (or 15%) of NYSE Euronext common stock.

In this example, the cash election consideration, prior to proration and allocation, would be $33.12. Without proration or allocation, the cash election would be oversubscribed because the total cash that would be payable under these elections would be approximately $4.2 billion (the unprorated aggregate cash consideration), an amount that is greater than the aggregate cash consideration (which is approximately $2.7 billion). The unprorated aggregate cash consideration is equal to the sum of (i) 121,500,000, the number of shares of NYSE Euronext common stock for which the standard election has been made or perscribed by the merger agreement, multiplied by $11.27, and (ii) 85,050,000 , the number of shares of NYSE Euronext common stock for which a cash election has been made, multiplied by $33.12, the cash election consideration prior to proration and allocation. To adjust for the oversubscription, the cash election consideration will be adjusted so that it is equal to:

•

$16.10 in cash (which is equal to the sum of (i) $11.27 (without interest) and (ii) $4.83, the cash oversubscription amount, which is $11.27 multiplied by a fraction, the numerator of which is the number of shares of NYSE Euronext common stock for which the stock election has been made and the denominator of which is the number of shares of NYSE Euronext common stock for which the cash election has been made); and

•	0.1327 shares of ICE Group common stock (which is equal to the difference between (i) 0.1703 and (ii) the quotient obtained by dividing the cash oversubscription amount of $4.83 by $128.31).

The greater the oversubscription of the cash election, the less cash and more stock a NYSE Euronext stockholder making the cash election will receive, but in no event will a NYSE Euronext stockholder who makes the cash election receive less cash and more shares of ICE Group common stock than the standard election.

Example B—Oversubscription of Stock Election. For purposes of this example, assume the following:

•	there are 243,000,000 outstanding shares of NYSE Euronext common stock;

•	NYSE Euronext stockholders make the standard election with resect to 121,500,000 shares (or 50%) of NYSE Euronext common stock;

•	NYSE Euronext stockholders make the stock election with respect to 85,050,000 shares (or 35%) of NYSE Euronext common stock; and

•	NYSE Euronext stockholders make the cash election with respect to the remaining 36,450,000 shares (or 15%) of NYSE Euronext common stock.

In this example, the stock election is oversubscribed because, without proration or allocation, the total cash that would be payable under these elections would be approximately $2.6 billion (the unprorated aggregate cash consideration), an amount that is less than the aggregate cash consideration (which is approximately $2.7 billion). The unprorated aggregate cash consideration is equal to the sum of (i) 121,500,000, the number of shares of NYSE Euronext common stock for which the standard election has been made or perscribed by the merger agreement, multiplied by $11.27, and (ii) 36,450,000, the number of shares of NYSE Euronext common stock for which a cash election has been made, multiplied by $33.12, the cash election consideration prior to proration and allocation. To adjust for the oversubscription, the stock election consideration will be adjusted so that it is equal to:

•

0.2433 shares of ICE Group common stock (which is equal to the sum of (i) 0.1703 and (ii) 0.073, the stock oversubscription amount, which is the product of 0.1703 and a fraction, the numerator of which is the number of shares of NYSE Euronext common stock for which the cash election has been made and the denominator of which is the number of shares of NYSE Euronext common stock for which the stock election has been made); and

•	$1.91 in cash (which is equal to the difference between (i) $11.27 and (ii) 9.36, the product of the stock oversubscription amount of 0.073 and $128.31).

The greater the oversubscription of the stock election, the less stock and more cash a NYSE Euronext stockholder making the stock election will receive, but in no event will a NYSE Euronext stockholder who makes the stock election receive fewer shares of ICE Group common stock and more cash than the standard election.

Each outstanding interest of Baseball Merger Sub immediately prior to the effective time of the NYSE Euronext merger will remain outstanding unless the NYSE Euronext merger has been restructured, in which case, each interest of Baseball Merger Sub will be converted into one share of common stock of the surviving company.

If, prior to the effective time of the NYSE Euronext merger, the outstanding shares of NYSE Euronext common stock or ICE common stock will have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar event which will have occurred, then the merger consideration will be appropriately and proportionately adjusted to provide to NYSE Euronext stockholders the same economic effect as contemplated by the merger agreement prior to such event.

Effect of the NYSE Euronext Merger on NYSE Euronext Stock Options and Awards

At the effective time of the NYSE Euronext merger, each option to acquire and stock appreciation right denominated in shares of NYSE Euronext common stock granted under the employee and director stock plans of NYSE Euronext, whether vested or unvested, that is outstanding immediately prior to the effective time of the merger will be converted into an option to acquire or stock appreciation right denominated in shares of ICE Group common stock, as applicable, on the same terms and conditions as were applicable to it prior to such conversion, except that (i) each converted stock option and stock appreciation right will be exercisable for the number of shares of ICE Group common stock (rounded down to the nearest whole share) equal to the number of shares of NYSE Euronext common stock that it was exercisable for prior to conversion multiplied by the equity exchange factor, which equals the sum of (A) 0.1703 and (B) the quotient obtained by dividing (1) $11.27 by (2) the 10-day aggregate volume-weighted average per share price rounded to two decimal points of a share of ICE common stock for the 10 consecutive trading days ending on the second-to-last full trading day prior to the date of the closing of the mergers, and (ii) the per-share exercise price (rounded up to the nearest penny) for each converted stock option and stock appreciation right will be equal to the per-share exercise price that was applicable to it prior to its conversion divided by the equity exchange factor.

In addition, at the effective time of the NYSE Euronext merger, each restricted stock unit or deferred stock unit measured in shares of NYSE Euronext common stock (other than performance stock units), whether vested or unvested, that is outstanding immediately prior to the effective time of the NYSE Euronext merger will be converted into a restricted stock unit or deferred stock unit denominated in shares of ICE Group common stock on substantially the same terms and conditions as were applicable to it prior to such conversion, except that the number of shares of ICE Group common stock subject to each such restricted stock unit or deferred stock unit (rounded down to the nearest whole share) will be equal to the number of shares of NYSE Euronext common stock subject to the restricted stock unit or deferred stock unit prior to such conversion, multiplied by the equity exchange factor. Restricted stock units (other than performance stock units) granted under NYSE Euronext’s Omnibus Incentive Plan or 2006 Stock Incentive Plan either (i) prior to the date of the merger agreement or (ii) on or after the date of the merger agreement pursuant to NYSE Euronext’s annual bonus program (to the extent permitted by certain terms of the merger agreement) that are outstanding immediately prior to the effective time of the NYSE Euronext merger will, to the extent unvested, vest as of the effective time of the NYSE Euronext merger and be settled as of the effective time of the NYSE Euronext merger. All other restricted stock units (other than performance stock units) granted after the date of the merger agreement (to the extent permitted by certain terms of the merger agreement) that are outstanding immediately prior to the effective time of the NYSE Euronext merger, if any, will be subject to a three-year cliff vesting schedule and the vesting of these restricted stock units will not accelerate upon the effective time of the NYSE Euronext merger. However, any such restricted stock units will vest upon an earlier termination of employment with NYSE Euronext and its subsidiaries without cause or a resignation from NYSE Euronext and its subsidiaries for good reason.

Additionally, at the effective time of the NYSE Euronext merger, each performance stock unit measured in shares of NYSE Euronext common stock granted under NYSE Euronext’s Omnibus Incentive Plan, whether vested or unvested, that is outstanding immediately prior to the effective time of the NYSE Euronext merger will be converted into a performance stock unit denominated in shares of ICE Group common stock, on substantially the same terms and conditions as were applicable to it prior to such conversion, except that the number of shares of ICE Group common stock subject to each such performance stock unit (rounded down to the nearest whole share) will be equal to the number of shares of NYSE Euronext common stock subject to the performance stock unit (based on the following two sentences) multiplied by the equity exchange factor. The performance-based vesting condition applicable to each outstanding performance stock unit granted prior to the date of merger agreement (i.e., NYSE Euronext total shareholder return relative to S&P 500 total shareholder return over the applicable performance period) will be deemed satisfied at the effective time of the NYSE Euronext merger, measured as of the closing date of the NYSE Euronext merger with NYSE Euronext total shareholder return determined based on the value of the merger consideration, but the service-based vesting condition applicable to each such performance stock unit will remain unchanged and will not be deemed satisfied as of the effective time of the NYSE Euronext merger, and the original measurement date in respect of the service condition will continue to apply for purposes of continued service-based vesting after the closing. The performance-based vesting condition applicable to each outstanding performance stock unit granted on or after the date of merger agreement (to the extent permitted by certain terms of the merger agreement) will be deemed satisfied at the effective time of the NYSE Euronext merger at the greater of 100% or the level based on actual attainment of the applicable performance criteria as of the month ending prior to the month in which the effective time of the NYSE Euronext merger occurs, but the service-based vesting condition applicable to each such performance stock unit will remain unchanged and will not be deemed satisfied as of the effective time of the NYSE Euronext merger, and the original measurement date in respect of the service condition will continue to apply for purposes of continued service-based vesting after the closing.

Procedures for Converting Shares of NYSE Euronext Common Stock into Merger Consideration and ICE Common Stock into ICE Group Common Stock

Exchange Agent

Prior to the effective time of the NYSE Euronext merger, ICE or ICE Group will appoint Computershare Trust Company, N.A. or another bank or trust company that is reasonably satisfactory to NYSE Euronext to act as paying agent and exchange agent for the merger consideration (such agent is referred to in this document as the “exchange agent”) and will deposit with the exchange agent the aggregate amount of cash and number of shares of ICE Group common stock necessary to satisfy the aggregate merger consideration payable in the ICE merger and in the NYSE Euronext merger. In addition, ICE Group will deposit with the exchange agent or another bank, paying agent or trustee, as necessary from time to time after the effective time of either the ICE merger or the NYSE Euronext merger, any dividends or other distributions payable pursuant to the terms described under “—Dividends and Distributions on Shares of ICE Group Common Stock” and any cash in lieu of any fractional shares pursuant to the terms described under “—No Fractional Shares.”

Transmittal and Election Materials and Procedures

The exchange agent will send election and transmittal materials, which will include the appropriate form of election and letter of transmittal, to holders of record of shares of NYSE Euronext common stock (other than holders of excluded shares and dissenting shares) advising such holders of the procedure for exercising their right to make an election. Such election and transmittal materials will be accompanied by instructions on how to effect the transfer and cancellation of the shares of NYSE Euronext common stock held in book-entry form in exchange for consideration. The exchange agent also will send transmittal materials, which will include the appropriate form of letter of transmittal, to holders of record of shares of ICE common stock (other than shares held by ICE and its subsidiaries) providing instructions on how to effect the transfer and cancellation of the shares of ICE common stock held in book-entry form in exchange for consideration.

After the effective time of the NYSE Euronext merger, when a NYSE Euronext stockholder delivers a properly executed letter of transmittal and any other documents as may reasonably be required by the exchange agent, the holder of shares of NYSE Euronext common stock will be entitled to receive, and the exchange agent will be required to deliver to the holder, (i) the number of shares of ICE Group common stock and an amount in cash that such holder is entitled to receive as a result of the NYSE Euronext merger (after taking into account all of the shares of NYSE Euronext common stock held immediately prior to the NYSE Euronext merger by such holder, and such holder’s NYSE Euronext merger consideration election) and (ii) any cash in lieu of fractional shares and in respect of dividends or other distributions to which the holder is entitled. After the effective time of the ICE merger, when an ICE stockholder delivers a properly executed letter of transmittal and any other documents as may reasonably be required by the exchange agent, the holder of shares of ICE common stock will be entitled to receive, and the exchange agent will be required to deliver to the holder, the number of shares of ICE Group common stock that such holder is entitled to receive as a result of the ICE merger.

No interest will be paid or accrued on any amount payable upon cancellation of shares of NYSE Euronext or ICE common stock. The shares of ICE Group common stock issued and paid and cash amount paid in accordance with the merger agreement upon conversion of the shares of NYSE Euronext common stock and shares of ICE common stock (including any cash paid in lieu of fractional shares) will be deemed to have been issued and paid in full satisfaction of all rights pertaining to the shares of NYSE Euronext and ICE common stock. In the event of a transfer of ownership of any shares of NYSE Euronext common stock or ICE common stock that is not registered in the transfer records of NYSE Euronext or ICE, respectively, the proper number of shares of ICE Group common stock and the proper amount of cash, if applicable, may be transferred by the exchange agent to such transferee if written instructions authorizing the transfer of the book-entry interests representing the shares of NYSE Euronext common stock or ICE common stock are presented to the exchange agent, in any case, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.

If any portion of the NYSE Euronext merger consideration or ICE merger consideration is to be delivered to a person or entity other than the holder in whose name any book-entry interests are registered, it will be a condition of such exchange that the person or entity requesting the delivery pays any transfer or other similar taxes required by reason of the transfer of the shares of ICE Group common stock to a person or entity other than the registered holder of any book-entry interest representing shares of NYSE Euronext common stock or ICE common stock, or will establish to the satisfaction of ICE Group or the exchange agent that the tax has been paid or is not applicable. The shares of ICE Group common stock constituting the stock portion of the ICE and NYSE Euronext merger consideration, at ICE Group’s option, may be in uncertificated book-entry form, unless a physical certificate is otherwise required by any applicable law.

Merger Consideration Elections of NYSE Euronext Stockholders

The election and transmittal materials are also to be used by the NYSE Euronext stockholders to make their merger consideration election. To make a proper merger consideration election, the election and transmittal materials must be properly completed and signed and received by the exchange agent prior to the election deadline. The election deadline will be 5:00 p.m., New York City time, on the business day that is two trading days prior to the date of the closing of the mergers (which will be publicly announced by ICE as soon as practicable but in no event less than four business days prior to the date of the closing of the mergers) or such other date and time as determined and publicly announced by ICE in its reasonable discretion. A NYSE Euronext stockholder may, at any time prior to the election deadline, revoke or change his or her merger consideration election by a written notice received by the exchange agent (which in order to change the merger consideration election must be accompanied by a properly completed and signed revised letter of transmittal). Each NYSE Euronext stockholder who does not properly make a merger consideration election or whose merger consideration election is not received by the exchange agent prior to the election deadline in the required manner will be deemed to have elected to receive the standard election amount.

Prospectus Directive Withdrawal Rights

Pursuant to EU Directive 2003/71/EC (the “Prospectus Directive”) if, at any time during the period from the distribution of the election and transmittal materials until the election deadline, a supplement to the EEA Prospectus is required to be published, NYSE Euronext stockholders to whom an offer to the public is addressed who (i) are resident in the UK or another EEA jurisdiction in which the EEA Prospectus is to be passported for the purposes of making an offer to the public and (ii) have already made a merger consideration election prior the publication of any such supplement, shall have the right, exercisable within two working days after the publication of any such supplement, to withdraw or change their merger consideration election by written notice received by the exchange agent (which in order to change the merger consideration election must be accompanied by a properly completed and signed revised letter of transmittal). If the period for exercise of withdrawal rights following the publication of a supplement to the EEA Prospectus would otherwise end after the election deadline, the election deadline will be extended to the end of the two working day period for investor withdrawal rights triggered by the publication of such prospectus supplement.

A supplement to the EEA Prospectus would be required if there arises or is noted a significant new factor, material mistake or inaccuracy relating to the information included in the EEA Prospectus at any time during the period beginning on the date on which the EEA Prospectus is approved by the UK Financial Services Authority and ending at the election deadline.

No Recommendation Regarding Elections

Neither NYSE Euronext nor ICE is making any recommendation as to which merger consideration election a NYSE Euronext stockholder should make. If you are a NYSE Euronext stockholder, you must make your own decision with respect to these elections and may wish to seek the advice of your own attorneys or accountants.

Information About the Merger Consideration Elections

The precise NYSE Euronext merger consideration that will be issued to those NYSE Euronext stockholders that make an election other than the election to receive the standard election amount will not be known until after the consummation of the NYSE Euronext merger. NYSE Euronext stockholders can obtain information on the precise consideration that will be issued to those who make an election other than the election to receive the standard election amount by calling [            ] after the consummation of the NYSE Euronext merger at ([            ]) [            ]-[            ] (toll-free) or ([            ]) [            ]-[            ] (call collect)].

Managers and Officers; Limited Liability Company Agreement

The managers (or directors if the NYSE Euronext merger is restructured) of the company that succeeds NYSE Euronext (which is referred to herein as the surviving company) will, from and after the effective time of the NYSE Euronext merger, consist of managers (or directors) of Baseball Merger Sub appointed by ICE Group, as the sole member of Baseball Merger Sub, immediately prior to the effective time of the NYSE Euronext merger until their earlier resignation or removal or until their successors have been duly appointed and qualified. The officers of the surviving company will, from and after the effective time of the NYSE Euronext merger, consist of the officers of NYSE Euronext immediately prior to the effective time of the NYSE Euronext merger until their earlier resignation or removal or until their successors have been duly appointed and qualified in accordance with the limited liability company agreement of the surviving company.

The limited liability company agreement (or certificate of incorporation and bylaws) of the surviving company will be in a form determined by ICE Group as the surviving company’s sole member (or sole shareholder) and acceptable to the governmental entities whose approvals are required to consummate the mergers.

Dividends and Distributions on Shares of ICE Group Common Stock

Any dividend or other distribution declared after the effective time of the mergers with respect to shares of ICE Group common stock for which shares of NYSE Euronext or ICE common stock are to be exchanged as a result of the mergers will not be paid (but will nevertheless accrue) until those shares of NYSE Euronext common stock or ICE common stock are properly surrendered for exchange. No dividends or other distributions in respect of shares of ICE Group common stock will be paid to any holder of shares of NYSE Euronext common stock or ICE common stock until the instructions for transfer and cancellation in the merger agreement and the letter of transmittal, and such other documents as may reasonably be required by the exchange agent, have been delivered to the exchange agent.

No Fractional Shares

No holder of NYSE Euronext common stock will be issued fractional shares of ICE Group common stock in the mergers, no dividends or other distributions of ICE Group will relate to such fractional share interests and such fractional share interests will not entitle the owner thereof to vote or to any rights of an ICE Group stockholder with respect thereto. Any holder of NYSE Euronext common stock who would otherwise have been entitled to receive a fraction of a share of ICE Group common stock in the NYSE Euronext merger will receive, in lieu thereof, an amount in cash equal to the product obtained by multiplying the fractional share interest of any share of ICE Group common stock to which such holder (after taking into account all shares of NYSE Euronext common stock surrendered by such holder) would otherwise be entitled by the per share closing price of ICE common stock on the New York Stock Exchange on the trading day immediately preceding the date of the closing of the NYSE Euronext merger.

Withholding

Under the terms of the merger agreement, NYSE Euronext and ICE have agreed that ICE Group, the surviving company and the exchange agent will be entitled to deduct and withhold from the merger consideration payable to any holder of NYSE Euronext or ICE common stock, option to purchase or stock appreciation right denominated in shares of NYSE Euronext or ICE common stock, restricted stock unit or deferred stock unit measured in shares of NYSE Euronext common stock or ICE common stock, or performance stock unit measured in shares of NYSE Euronext common stock or ICE common stock immediately prior to the effective time of the mergers, the amounts that they are required to deduct and withhold under the Internal Revenue Code or any provision of any state, local or non-U.S. tax law. Any amounts so deducted and withheld and paid over to the relevant government entity will be treated for all purposes of the merger agreement as having been paid to the holder of the NYSE Euronext or ICE common stock, option to purchase or stock appreciation right denominated in shares of NYSE Euronext common stock or ICE common stock, restricted stock unit or deferred stock unit measured in shares of NYSE Euronext common stock or ICE common stock, or performance stock unit measured in shares of NYSE Euronext common stock or ICE common stock, as the case may be, from whom they were withheld.

Representations and Warranties

The merger agreement contains customary and, in many cases, reciprocal representations and warranties by NYSE Euronext and ICE that are subject, in some cases, to specified exceptions and qualifications contained in the merger agreement, in any report, schedule, form, statement or other document filed with or furnished to the SEC from December 31, 2009 through December 20, 2012 and publicly available on the SEC’s Electronic Data Gathering, Analysis and Retrieval System or in the disclosure letters delivered by NYSE Euronext and ICE to each other in connection with the merger agreement. These representations and warranties relate to, among other things:

•	organization, good standing and qualification;

•	capitalization;

•	absence of encumbrances on the ownership of the equity interests of NYSE Euronext, ICE or any of their respective subsidiaries;

•

absence of any preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, performance units, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate NYSE Euronext, ICE or any of their respective subsidiaries to issue or sell any shares of capital stock or other securities or give any person a right to subscribe for or acquire any securities of NYSE Euronext, ICE or any of their respective subsidiaries;

•

absence of any bonds, debentures, notes or other obligations the holders of which have the right to vote with the stockholders of NYSE Euronext, ICE or any of their respective subsidiaries on any matter;

•	authority relative to the execution, delivery and performance of the merger agreement;

•

declaration of advisability of the merger agreement and the mergers by the NYSE Euronext board of directors and the ICE board of directors, and approval of the merger agreement and the mergers by the NYSE Euronext board of directors and the ICE board of directors;

•	receipt by both ICE and NYSE Euronext of a fairness opinion from a financial advisor on the fairness of the merger consideration;

•	inapplicability of any anti-takeover law to the merger;

•

absence of violations of, or conflicts with, ICE’s and NYSE Euronext’s organizational documents, applicable law and certain agreements as a result of entering into and performing under the merger agreement;

•	governmental approvals, consents, notices and filings required for the completion of the mergers;

•	financial statements and reports filed with governmental entities;

•	compliance with the applicable listing and corporate governance rules and regulations of the New York Stock Exchange and applicable provisions of the Sarbanes-Oxley Act of 2002;

•	disclosure controls and procedures and internal controls over financial reporting;

•	conduct of business in the ordinary and usual course by each of NYSE Euronext and its subsidiaries and ICE and its subsidiaries since December 31, 2011;

•	absence of any material adverse effect on NYSE Euronext and its subsidiaries or ICE and its subsidiaries, as applicable since December 31, 2011;

•	compliance with applicable laws, contracts, permits and licenses necessary for the conduct of business;

•	compliance with the U.S. Foreign Corrupt Practices Act of 1977 and U.K. Bribery Act of 2010;

•	absence of legal proceedings, investigations and governmental orders;

•	absence of any default under any material contract;

•	employee benefits;

•	tax matters;

•	material contracts;

•	intellectual property; and

•	absence of any undisclosed broker’s or finder’s fees.

The merger agreement also contains representations and warranties by NYSE Euronext relating to labor matters.

The merger agreement also contains representations and warranties by ICE relating to the availability of funds.

The merger agreement contains representations and warranties by ICE on behalf of ICE Group, Braves Merger Sub and Baseball Merger Sub relating to the following:

•	organization, good standing and qualification;

•	capitalization; and

•	authorization of the merger agreement and absence of conflicts.

Many of the representations and warranties contained in the merger agreement are qualified by a “material adverse effect” standard (that is, they will not be deemed untrue or incorrect unless their failure to be true or correct, individually or in the aggregate has had or would reasonably be expected to have a material adverse effect). Certain of the representations and warranties are qualified by a general materiality standard or by a knowledge standard.

A “material adverse effect” on NYSE Euronext or ICE, as applicable, means for purposes of the merger agreement an effect, event, development, change or occurrence that is a material adverse effect on the business, results of operations or financial condition of NYSE Euronext and its subsidiaries, taken as a whole, or ICE and its subsidiaries, taken as a whole, as applicable, except that none of the following will be considered in determining whether a material adverse effect has occurred:

•

any change or development in economic, business, political, regulatory or securities or derivatives markets conditions generally (including any such change or development resulting from acts of war or terrorism) to the extent that such change or development does not affect NYSE Euronext and its subsidiaries, taken as a whole, or ICE and its subsidiaries, taken as a whole, respectively, in a materially disproportionate manner relative to other securities or derivatives exchanges or trading markets;

•	any change or development to the extent resulting from the execution or announcement of the merger agreement or the transactions contemplated thereby; or

•

any change or development to the extent resulting from any action or omission by NYSE Euronext and its subsidiaries, taken as a whole, or ICE and its subsidiaries, taken as a whole, respectively, that is taken at the request of the other party or that is required to be taken or omitted by the merger agreement, including any action taken or omission made with respect to obtaining regulatory consents and approvals that are conditions to the consummation of the merger.

The representations and warranties in the merger agreement of each of NYSE Euronext and ICE on behalf of itself, ICE Group, Braves Merger Sub and Baseball Merger Sub will not survive the consummation of the mergers or the termination of the merger agreement pursuant to its terms.

Conduct of the Business Pending the Mergers

Under the terms of the merger agreement, NYSE Euronext has agreed, subject to certain exceptions in the merger agreement and the disclosure letter it delivered to ICE in connection with the merger agreement, that, until the earlier of the completion of the mergers or the termination of the merger agreement, unless ICE gives its approval in writing, NYSE Euronext and its subsidiaries will conduct their businesses in the ordinary and usual course consistent with past practice. In addition, NYSE Euronext has agreed, subject to certain exceptions set forth in the merger agreement and the disclosure letter it delivered to ICE in connection with the merger agreement that during such period NYSE Euronext and its subsidiaries will refrain from taking actions without the prior written consent of ICE relating to, amongst other things:

•

issuances, sales, pledges, dispositions of or encumbrances of capital stock, or securities payable in, convertible into or exchangeable or exercisable for, options, warrants, calls, commitments or rights of any kind to acquire, capital stock of NYSE Euronext or its subsidiaries, or any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with its stockholders on any matter or other property or assets, other than NYSE Euronext shares issuable pursuant to stock-based awards outstanding on or awarded prior to the date of the merger agreement under the NYSE Euronext equity plans;

•	amendments to its certificate of incorporation or bylaws;

•	splits, combinations or reclassifications of its outstanding shares;

•

declarations, setting aside or payments of any type of dividend in respect of any capital stock, other than the quarterly dividends payable by NYSE Euronext (in an amount per share not to exceed its most recent quarterly per share dividend and with the timing of such dividend to be consistent with past practice), or subject to certain limitations, dividends payable by its direct or indirect wholly owned subsidiaries to NYSE Euronext or another of its direct or indirect wholly owned subsidiaries;

•

repurchases, redemptions or other acquisitions of, or permitting any of its subsidiaries to purchase or otherwise acquire any interests or shares of, its capital stock or securities convertible or exchangeable or exercisable for any shares of its capital stock;

•	increase in the amount of net indebtedness for borrowed money (including any guarantee of such indebtedness) by $100 million in excess of the net indebtedness of NYSE Euronext as of December 31, 2012;

•	incurrence of additional indebtedness for borrowed money with a tenor of greater than 90 days (including any guarantee of such indebtedness);

•	capital expenditures except for amounts between 75% and 110% of its 2013 capital expenditure targets;

•

provision of severance or termination payments or benefits to directors, officers or employees of NYSE Euronext or any of its subsidiaries; establishment, termination or amendment of employee benefit or compensation plans and agreements; increases to the compensation (other than increases in base salary in the ordinary course of business for employees who are not officers), bonus, pension, fringe, severance or other benefits of, paying any bonus to, or making any new equity awards to current or former directors, officers, employees or consultants of NYSE Euronext or its subsidiaries; taking any action to accelerate the vesting or payment of compensation or benefits; terminating without cause the employment of any member of the management committee of NYSE Euronext; forgiveness of any loans or issuing any loans to directors, officers or employees of NYSE Euronext or its subsidiaries;

•

dispositions, licenses, leases, transfers, swaps, exchanges, or mortgages of its assets (including capital stock of subsidiaries), except for sale of inventory in the ordinary course of business, whether by way of merger, consolidation, sale of stock or assets or otherwise in excess of $50 million in the aggregate;

•

acquisitions or investments, whether by way of merger, consolidation, purchase or otherwise that exceed $50 million in the aggregate or are reasonably likely individually or in the aggregate, to delay or prevent the satisfaction of the conditions to the consummation of the mergers;

•	entry into any joint venture, partnership or similar agreement;

•	settlement or compromise of material claims or litigation that would involve, individually or in the aggregate, the payment by NYSE Euronext or its subsidiaries of $60 million or more;

•

modification, amendment or termination of material contracts in any material respect or waiver, release or assignment of material rights or claims under material contracts in excess of $10 million individually or in the aggregate;

•	entry into, modification or amendment of clearing services agreements or arrangements;

•

making any tax elections or changes to any tax election, changes to the methods of accounting for tax purposes, filings of amended tax returns, settlements or compromises of audits or proceedings related to taxes, in each case if such action would reasonably be expected to have an adverse effect on NYSE Euronext and its subsidiaries that is material;

•	entry into any contract that includes “non-compete,” exclusivity or similar provisions;

•	cancellation or termination of material insurance policies;

•	changes to its financial accounting principles, policies or practices except to the extent required by changes in U.S. GAAP;

•	contracts between itself or its subsidiaries, on the one hand, and any of its affiliates, employees, officers or directors, on the other hand;

•

any action which would be reasonably likely to prevent or impede either of the mergers from qualifying as reorganizations within the meaning of Section 368(a) of the Internal Revenue Code, or, if the NYSE Euronext merger is restructured, any action which would prevent or impede the mergers, taken together, from qualifying as a transaction described in Section 351 of the Internal Revenue Code;

•	agreements, authorizations or commitments to do any of the foregoing; or

•	failure to make in a timely manner any filings with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder.

In addition, ICE has agreed, subject to certain exceptions set forth in the merger agreement and the disclosure letter it delivered to NYSE Euronext in connection with the merger agreement, that until the earlier of the completion of the mergers or the termination of the merger agreement, ICE and its subsidiaries will refrain from taking actions without the prior written consent of NYSE Euronext relating to, amongst other things:

•	splits, combinations or reclassifications of its outstanding shares;

•	declarations, setting aside or payments of any type of dividend in respect of any capital stock;

•

repurchases, redemptions or other acquisitions, or permitting any of its subsidiaries to purchase or otherwise acquire any interests or shares of its capital stock or securities convertible or exchangeable or exercisable for any shares of its capital stock, if such repurchase or acquisition is at a price above the then market value;

•	issuances, sales, pledges, dispositions or grants of its capital stock (other than in connection with the consummation of the mergers);

•	failure to make in a timely manner any filings with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder;

•

any action which would be reasonably likely to prevent or impede either of the mergers from qualifying as reorganizations within the meaning of Section 368(a) of the Internal Revenue Code, or, if the NYSE Euronext merger is restructured, any action which would prevent or impede the mergers, taken together, from qualifying as a transaction described in Section 351 of the Internal Revenue Code;

•

acquisitions (whether by merger, consolidation, purchase or otherwise) reasonably likely, individually or in the aggregate, to delay in any material respect or prevent the satisfaction of the conditions to consummating the merger; or

•	agreements, authorizations or commitments to do any of the foregoing.

The merger agreement is not intended to give ICE, ICE Group, Braves Merger Sub or Baseball Merger Sub, directly or indirectly, the right to control or direct NYSE Euronext or its subsidiaries’ operations prior to the effective time of the mergers, or to give NYSE Euronext, directly or indirectly, the right to control or direct ICE’s, ICE Group’s, Braves Merger Sub’s, Baseball Merger Sub’s or their respective affiliates’ operations. Prior to the effective time of the mergers, each of ICE, ICE Group, Braves Merger Sub, Baseball Merger Sub and NYSE Euronext will exercise, consistent with the terms and conditions of the merger agreement, complete control and supervision over its and its subsidiaries’ respective operations.

Third-Party Acquisition Proposals

No-Solicitation

The merger agreement contains detailed provisions outlining the circumstances in which NYSE Euronext and ICE may respond to acquisition proposals received from third parties. Under these provisions, each of NYSE Euronext and ICE has agreed that it, its subsidiaries, and their officers and directors will not (and that it will use its reasonable best efforts to cause their employees, agents and representatives not to):

•

initiate, solicit, knowingly encourage (including by way of furnishing information), facilitate or induce any inquiries or the making, submission or announcement of any proposal or offer that constitutes, or could reasonably be expected to result in, an “acquisition proposal” (as described below);

•

have any discussion with any person or entity relating to an acquisition proposal, engage in any negotiations concerning an acquisition proposal, or knowingly facilitate any effort or attempt to make or implement an acquisition proposal;

•	provide any confidential information or data to any person or entity in relation to an acquisition proposal;

•	approve or recommend, or propose publicly to approve or recommend, any acquisition proposal; or

•

approve or recommend, or propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, business combination agreement, option agreement or other similar agreement related to any acquisition proposal or propose publicly or agree to do any of the foregoing.

In addition, each of NYSE Euronext and ICE, as of the date of the merger agreement, must, and must cause its and its respective subsidiaries’ officers and directors to, and must instruct and use its reasonable best efforts to cause its and its subsidiaries’ representatives to, cease immediately any discussions or negotiations, if any, with any person or entity (other than those discussions among NYSE Euronext, ICE Group, Braves Merger Sub, Baseball Merger Sub and ICE, as the case may be, and their respective representatives) conducted prior to the date of the merger agreement with respect to any acquisition proposal and must promptly request that any person or entity with whom such discussions or negotiations have occurred since February 2, 2012 and which is in possession of confidential information about it or its subsidiaries that was furnished by or on behalf of it return or destroy all such information in accordance with the terms of the confidentiality agreement with such person or entity.

However, if NYSE Euronext receives an unsolicited bona fide written acquisition proposal prior to adoption of the NYSE Euronext Merger proposal, or ICE receives a bona fide written acquisition proposal prior to the approval of the ICE Merger proposal and/or the ICE Group Governance-Related proposals, the party receiving the proposal may engage in discussions or negotiations with, or provide information or data to, the person or entity making the acquisition proposal if and only to the extent that:

•

the NYSE Euronext board of directors (in the case of a proposal for NYSE Euronext), or the ICE board of directors (in the case of a proposal for ICE), conclude in good faith, after consultation with outside legal counsel and financial advisors that (1) the acquisition proposal is reasonably likely to result in a “superior proposal” (as described below) and (2) the failure to take such action would be inconsistent with its fiduciary duties under applicable law;

•

prior to providing any information to any person or entity in connection with the acquisition proposal, the NYSE Euronext board of directors or the ICE board of directors, as applicable, receives from the person or entity making the acquisition proposal an executed confidentiality agreement with confidentiality terms that are no less restrictive, in the aggregate, than those contained in the confidentiality agreement between NYSE Euronext and ICE; and

•	the party receiving the acquisition proposal is not then in material breach of its obligations under the “no solicitation” provisions of the merger agreement.

The merger agreement permits the NYSE Euronext board of directors and the ICE board of directors, as the case may be, to comply with Rule 14e-2(a) and Rule 14d-9 under the Exchange Act or Item 1012(a) of Regulation M-A if the NYSE Euronext board of directors or the ICE board of directors, as the case may be, determines in good faith, after consultation with outside counsel, that the failure to do so would be inconsistent with its obligations under applicable law.

Changes in Recommendation

The NYSE Euronext board of directors is entitled to make no recommendation for the NYSE Euronext merger or to withdraw, modify or qualify its recommendation for the NYSE Euronext merger in a manner that is adverse to, either ICE, ICE Group, Braves Merger Sub or Baseball Merger Sub prior to the adoption of the NYSE Euronext Merger proposal and the ICE board of directors is entitled to make no recommendation for the ICE merger or to withdraw, modify or qualify its recommendation for the ICE merger in a manner that is adverse to NYSE Euronext prior to the approval of the ICE Merger proposal and/or the ICE Group Governance-Related proposals, if:

•

the change in recommendation is made in response to an unsolicited bona fide written acquisition proposal from a third party, and such board of directors concludes in good faith, after consultation with outside legal counsel and financial advisors, that the acquisition proposal constitutes a superior proposal (with respect to NYSE Euronext, this change in recommendation is referred to as the “NYSE Euronext acquisition proposal change in recommendation” and with respect to ICE, this change in recommendation is referred to as the “ICE acquisition proposal change in recommendation”); or

•

the change in recommendation is not made in response to an acquisition proposal, but in response to, or as a result of an event, development, occurrence or change in circumstances or facts, occurring or arising after the date of the merger agreement (other than those events, developments, occurrences or changes in circumstances or facts that are reasonably foreseeable, or arising from any action or omission by any member of NYSE Euronext or its subsidiaries, taken as a whole, or ICE and its subsidiaries, taken as a whole, required to be taken or omitted by the merger agreement, including any action taken or omission made with respect to obtaining the competition and regulatory consents and approvals required in order to consummate the mergers), which did not exist or were not actually known, appreciated or understood by such board of directors, as of the date of the merger agreement, and such board of directors, after consultation with outside legal counsel, determines in good faith that the failure to make such change in recommendation would be inconsistent with its fiduciary duties under applicable law (with respect to NYSE Euronext, this change in recommendation is referred to as the “NYSE Euronext intervening event change in recommendation” and with respect to ICE, this change in recommendation is referred to as the “ICE intervening event change in recommendation”).

However, during the five business day period prior to making the NYSE Euronext acquisition proposal change in recommendation or the ICE Merger proposal change in recommendation, as applicable, such party will be required to negotiate in good faith with the other party with respect to any modifications to the terms of the transactions contemplated by the merger agreement that are proposed by the other party, and it will be required to consider any such modifications agreed by the other party in determining whether the third party’s acquisition proposal still constitutes a superior proposal and in the event of any amendment to the financial or other material terms of such acquisition proposal determined to be a superior proposal, the negotiation period will be extended by an additional three business days.

Definition of Acquisition Proposal

For purposes of the merger agreement, the term “acquisition proposal” means, with respect to either NYSE Euronext or ICE, any proposal or offer with respect to, or any indication of interest in:

•

any direct or indirect acquisition or purchase of NYSE Euronext or ICE, as applicable, or of any of its subsidiaries that constitutes 15% or more of the consolidated gross revenue or consolidated gross assets of NYSE Euronext or ICE, as applicable, and its subsidiaries, taken as a whole;

•

any direct or indirect acquisition or purchase of 15% or more of any class of equity securities or voting power or 15% or more of the consolidated gross assets or revenues of NYSE Euronext or ICE, as applicable;

•

any direct or indirect acquisition or purchase of 15% or more of any class of equity securities or voting power of any subsidiary of NYSE Euronext or ICE, as applicable, that constitutes 15% or more of the consolidated gross revenue or consolidated gross assets of NYSE Euronext or ICE, as applicable, and its subsidiaries, taken as a whole;

•	any tender offer that, if consummated, would result in any person or entity beneficially owning 15% or more of any class of equity securities or voting power of NYSE Euronext or ICE, as applicable; or

•

any merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving NYSE Euronext or ICE, as applicable, or any of its subsidiaries that constitutes 15% or more of the consolidated gross revenue or consolidated gross assets of NYSE Euronext or ICE, as applicable, and its subsidiaries, taken as a whole, but with the exception of intragroup reorganizations.

Definition of Superior Proposal

For purposes of the merger agreement, the term “superior proposal” means a bona fide written acquisition proposal obtained not in breach of the “non-solicitation” provisions of the merger agreement for or in respect of, in the case of NYSE Euronext, 100% of the outstanding shares of NYSE Euronext common stock or 100% of the assets of NYSE Euronext and its subsidiaries, on a consolidated basis, or in the case of ICE, 100% of the shares of ICE common stock or 100% of the assets of ICE and its subsidiaries, on a consolidated basis, on terms that the NYSE Euronext board of directors or the ICE board of directors, as applicable, in good faith concludes, following receipt of the advice of its financial advisors and outside legal counsel, are more favorable to its stockholders than the transactions contemplated by the merger agreement, after taking into account, among other things, all legal, financial, regulatory, timing, and the likelihood of completing such acquisition proposal, compared to the mergers (taking into account the extent to which the financial terms of such acquisition proposal exceed the financial terms of the transactions contemplated by the merger agreement) and other aspects of the acquisition proposal and the merger agreement, and any improved terms that the other party has offered which are deemed relevant by the NYSE Euronext board of directors (in the case of an acquisition proposal for NYSE Euronext) or the ICE board of directors (in the case of an acquisition proposal for ICE), including conditions to and expected timing and risks of consummation and the ability of the party making such proposal to obtain financing for such acquisition proposal.

Miscellaneous

Under the terms of the merger agreement, NYSE Euronext and ICE have also agreed that:

•

they will provide the other party with written notice of the material terms and conditions of any acquisition proposal, or of any request for nonpublic information or inquiry that it reasonably believes could lead to an acquisition proposal, and the identity of the person or entity making such acquisition proposal, request or inquiry, within two business days after receiving the acquisition proposal, request or inquiry;

•

they will provide the other party, as promptly as practicable, with oral and written notice of the information that is reasonably necessary to keep it informed in all material respects of the status and details of the acquisition proposal, request or inquiry;

•

if a third party who has previously made an acquisition proposal that NYSE Euronext or ICE has determined is a superior proposal subsequently modifies or amends any material term of such superior proposal, then the party receiving such modified or amended acquisition proposal must notify in writing the other party of such modified or amended acquisition proposal and must again comply with the “change in recommendation” provisions of the merger agreement in respect of such modified or amended acquisition proposal (except that the required period for negotiations between NYSE Euronext and ICE will be three business days rather than five business days); and

•

except as ordered by a court or shareholder action, each party will, and will cause its and its subsidiaries’ senior officers, directors and representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations existing as of the date of the merger agreement with any persons or entities with respect to any acquisition proposal.

NYSE Euronext Stockholders Meeting

NYSE Euronext has agreed to take, in accordance with applicable law and its organizational documents, all action necessary to convene a meeting of its stockholders as promptly as reasonably practicable after the registration statement of which this document forms a part is declared effective. However, NYSE Euronext may make one or more postponements or adjournments of the NYSE Euronext stockholders meeting (i) in the event that NYSE Euronext has not received proxies representing a sufficient number of shares of NYSE Euronext common stock to obtain the approval of the NYSE Euronext Merger proposal by the NYSE Euronext stockholders for up to 30 calendar days after the date for which the NYSE Euronext stockholders meeting was originally scheduled to be held and (ii) in the event NYSE Euronext has provided written notice to ICE that it intends to make a change in recommendation in connection with a superior proposal, for up to five business days after the deadline contemplated by the “change in recommendation” provisions of the merger agreement (described under “—Third-Party Acquisition Proposals”) with respect to such notice or subsequent notices if the acquisition proposal is modified during such five business day period.

ICE Stockholders Meeting

ICE has agreed to take, in accordance with applicable law and its organizational documents, all action necessary to convene a meeting of its stockholders as promptly as reasonably practicable after the registration statement of which this document forms a part is declared effective. However, ICE may make one or more postponements or adjournments of the ICE stockholders meeting (i) in the event that ICE has not received proxies representing a sufficient number of shares of ICE common stock to obtain the approval of the ICE Merger proposal and/or the ICE Group Governance-Related proposals by the ICE stockholders for up to 30 calendar days after the date for which the ICE stockholders meeting was originally scheduled to be held and (ii) in the event ICE has provided written notice to NYSE Euronext that it intends to make a change in recommendation in connection with a superior proposal, for up to five business days after the deadline contemplated by the “change in recommendation” provisions of the merger agreement with respect to such notice or subsequent notices if the acquisition proposal is modified during such five business day period.

Stockholders Meetings

Under the terms of the merger agreement, NYSE Euronext and ICE must cooperate and use reasonable best efforts to hold the NYSE Euronext and ICE stockholder meetings set forth above on the same day.

Recommendation of the NYSE Euronext Board of Directors

The NYSE Euronext board of directors has agreed to recommend to and solicit from the NYSE Euronext stockholders their approval of the adoption of the merger agreement. In the event that prior to the NYSE Euronext stockholders meeting (including any postponement or adjournment thereof) the NYSE Euronext board of directors determines either to make no recommendation for the NYSE Euronext merger, or to withdraw, modify or qualify its recommendation in a manner that is adverse to ICE, ICE Group, Braves Merger Sub or Baseball Merger Sub (which change may only be made in accordance with the terms of the merger agreement), then ICE will have the right to terminate the merger agreement.

Any change in recommendation by the NYSE Euronext board of directors will not limit or modify the obligation of NYSE Euronext to present the merger agreement for adoption at the NYSE Euronext stockholders meeting as promptly as reasonably practicable after the registration statement of which this document forms a part is declared effective and, if the merger agreement is not otherwise terminated by either NYSE Euronext or ICE in accordance with the terms of such agreement, then such agreement will be submitted to the NYSE Euronext stockholders at the NYSE Euronext stockholders meeting for the purpose of voting on adopting such agreement.

Recommendation of the ICE Board of Directors

The ICE board of directors has agreed to recommend to and solicit from the ICE stockholders their approval of the adoption of the merger agreement and the approval of the ICE Group Governance-Related proposals. In the event that prior to the ICE stockholders meeting (including any postponement or adjournment thereof) the ICE board of directors determines either to make no such recommendation, or to withdraw, modify or qualify its recommendation in a manner that is adverse to NYSE Euronext (which change may only be made in accordance with the terms of the merger agreement), then NYSE Euronext will have the right to terminate the merger agreement.

Any change in recommendation by the ICE board of directors will not limit or modify the obligation of ICE to present the merger agreement for adoption and the ICE Group Governance-Related proposals for approval at the ICE stockholders meeting as promptly as reasonably practicable after the registration statement of which this document forms a part is declared effective and, if the merger agreement is not otherwise terminated by either ICE or NYSE Euronext in accordance with the terms of such agreement, then such agreement and the related proposals will be submitted to the ICE stockholders at the ICE stockholders meeting for the purpose of voting on adopting such agreement and approving such proposals.

Reasonable Best Efforts; Regulatory Filings and Other Actions

Under the terms of the merger agreement, NYSE Euronext, ICE and ICE Group have agreed to cooperate with each other and use their respective reasonable best efforts to take all actions necessary, proper or advisable on their respective parts under the merger agreement and applicable laws to consummate and make effective the mergers and the other transactions contemplated by the merger agreement as soon as reasonably practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, non-disapprovals, authorizations, licenses and other permits necessary or advisable to be obtained from any third party and/or any governmental authorities or self-regulatory organizations in order to consummate the transactions contemplated by the merger agreement; it being understood that, to the extent permissible by applicable law, none of the NYSE Euronext board of directors, the ICE board of directors or the ICE Group board of directors shall take any action that could prevent the consummation of the mergers, except as otherwise permitted under the merger agreement.

In addition, subject to certain exceptions specified in the merger agreement, each of NYSE Euronext, ICE and ICE Group have agreed to keep each other apprised of the status of matters relating to completion of the transactions contemplated by the merger agreement and to furnish each other, upon request, with all information concerning itself, its subsidiaries, affiliates, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of NYSE Euronext, ICE, ICE Group or their respective subsidiaries to any third party and/or governmental entity in connection with the merger and other transactions contemplated by the merger agreement.

Employee Matters

The merger agreement provides that for the one-year period following consummation of the NYSE Euronext merger, ICE Group will provide to each individual who is employed as of the effective time of the NYSE Euronext merger by NYSE Euronext or its subsidiaries, and who remains employed by NYSE Euronext or its subsidiaries, with the following (except in the case of employees whose employment is governed by a collective bargaining or similar agreement):

•	base salary in an amount no less than the base salary provided to the employee immediately prior to the effective time of the NYSE Euronext merger;

•	an annual bonus opportunity that is no less favorable than the annual bonus opportunity provided to the employee immediately prior to the effective time of the NYSE Euronext merger;

•	other compensation and employee benefits that are no less favorable in the aggregate than those provided to the employee immediately prior to the effective time of the NYSE Euronext merger;

•

severance benefits in the event of a termination of employment in amounts and on terms and conditions no less favorable in the aggregate to such employee than he or she would have received under the severance plans, programs, policies and arrangements applicable to such employee as of the date of the merger agreement; and

•	defined contribution retirement plan benefits no less favorable than those provided to employees on the date of the merger agreement.

In addition, the merger agreement provides that for the one-year period following consummation of the NYSE Euronext merger, ICE Group will maintain (i) the same level of employer matching contributions as in effect as of the date of the merger agreement under NYSE Euronext’s 401(k) investment savings plan and (ii) NYSE Euronext’s Retirement Accumulation Plan employer contribution levels for existing participants.

With respect to any new benefit plans in which employees first become eligible to participate on or after the consummation of the NYSE Euronext merger, ICE Group has agreed to (i) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the employees and their eligible dependents under the new benefit plans, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous NYSE Euronext benefit plan, (ii) provide each employee and the employee’s eligible dependents with credit for any co-payments and deductibles paid prior to the effective time of the NYSE Euronext merger under a NYSE Euronext benefit plan (to the same extent that such credit was given under the analogous NYSE Euronext benefit plan prior to the effective time of the NYSE Euronext merger) in satisfying any deductible or out-of-pocket requirements under the new benefit plans for the year in which the effective time of the NYSE Euronext merger occurs and (iii) recognize all service of employees with NYSE Euronext and its affiliates for all purposes under the new benefit plans (to the extent recognized under the corresponding NYSE Euronext benefit plan), other than for purposes of vesting or eligibility for any plans which are frozen to new participants, benefit accrual under any defined benefit pension plans or to the extent it would result in a duplication of benefits.

Transaction Litigation

The merger agreement requires NYSE Euronext and ICE to promptly notify the other party and keep such other party reasonably informed with respect to the status of any litigation related to the merger agreement, the mergers or other transactions contemplated by the merger agreement that is brought or threatened in writing against a party to the merger agreement or the members of the board of directors of a party to the merger agreement. Each party to the merger agreement will give the other party an opportunity to participate in the defense or settlement of any such litigation and NYSE Euronext will not settle, compromise, come to an arrangement regarding or agree to settle any such litigation without ICE’s prior written consent, which will not be unreasonably withheld, conditioned or delayed. For a description of the litigation related to the merger agreement, the mergers or the other transactions contemplated by the merger agreement brought against any of the parties to the merger agreement as of the date of this joint proxy statement/prospectus, see “Litigation Related to the Merger.”

Appointment to ICE Group Board of Directors; Governance

Under the terms of the merger agreement, ICE and ICE Group will take all action necessary to appoint to the board of directors of ICE Group all of the directors of ICE immediately prior to the effective time of the ICE merger. Additionally, ICE Group has agreed to take all actions necessary in order to cause four individuals who are directors of NYSE Euronext immediately prior to the effective time of the NYSE Euronext merger and reasonably acceptable to ICE Group and any applicable government entity to be appointed to the ICE Group board of directors effective immediately following the effective time of the NYSE Euronext merger.

Credit Facility

The merger agreement requires NYSE Euronext to use its reasonable best efforts to arrange a customary payoff letter and instrument of discharge to be delivered at the closing of the mergers providing for the payoff and discharge of the credit agreement, dated as of June 15, 2012, between NYSE Euronext, the subsidiary borrowers party thereto, the lenders party thereto, Citibank, N.A. as administrative agent, and the other financial institutions party thereto as agents, as amended, subject to the receipt from ICE Group or ICE of the full amount of funds necessary to effectuate the repayment, discharge and termination of such credit agreement.

Conditions to the Consummation of the Mergers

Under the merger agreement, the respective obligations of NYSE Euronext, ICE, ICE Group, Braves Merger Sub and Baseball Merger Sub to consummate the mergers are subject to the satisfaction or waiver of the following conditions:

•

NYSE Euronext Stockholder Approval. The merger agreement must have been duly adopted by holders of a majority of the outstanding shares of NYSE Euronext common stock entitled to vote thereon at the NYSE Euronext special meeting.

•

ICE Stockholder Approval. The merger agreement must have been duly adopted by holders of a majority of the outstanding shares of ICE common stock entitled to vote thereon at the ICE special meeting, and the related governance proposals must have been approved by the vote of a majority of the votes cast affirmatively and negatively by stockholders entitled to vote on the proposal at the ICE special meeting.

•

No Injunction or Restraints; Illegality. The absence of any law, regulation, or order (whether temporary, preliminary or permanent) by any court or other governmental entity of competent jurisdiction in the United States or the European Union rendering illegal or otherwise prohibiting the consummation of the mergers.

•

Competition Matters. Any waiting period (and any extension thereof) applicable to the mergers under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, must have been terminated or expired; if jurisdiction to examine the transactions contemplated by the merger agreement is referred to the European Commission following a request made pursuant to Article 4(5) or Article 22 of the EU Merger Regulation, a decision must have been adopted by the European Commission declaring that such transactions are compatible with the internal market (either unconditionally or subject to the fulfillment of certain conditions or obligations) or deemed compatible under Article 10(6) of the EU Merger Regulation; and the following consents, authorizations, orders, approvals, declarations and filings must have been made or obtained (either unconditionally or subject to the fulfillment of certain conditions or obligations):

(i)	provided its jurisdiction is not referred to the European Commission following a request made pursuant to Article 4(5) or Article 22 of the EU Merger Regulation, the Autoridade da Concorrência in Portugal must have declined jurisdiction, approved the mergers under Law No. 19/2012 or not taken a decision before the expiry of all applicable waiting periods;

(ii)	provided its jurisdiction is not referred to the European Commission following a request made pursuant to Article 4(5) or Article 22 of the EU Merger Regulation, the Comisión Nacional de la Competencia in Spain must have declined jurisdiction, approved the mergers under Law No. 15/2007 or not taken a decision before the expiry of all applicable waiting periods; and

(iii)	provided their jurisdiction is not referred to the European Commission following a request made pursuant to Article 4(5) or Article 22 of the EU Merger Regulation, the Office of Fair Trading or Competition Commission in the United Kingdom must have declined jurisdiction or approved the mergers under the Enterprise Act 2002.

•

Exchange Listing. The shares of ICE Group’s common stock to be issued in the mergers as the stock portion of the merger consideration and such other shares of ICE Group common stock to be reserved for issuance in connection with the mergers must have been approved for listing on the New York Stock Exchange, subject to the official notice of issuance.

•

Effectiveness of the Registration Statement. The registration statement, of which this document forms a part, must have become effective under the Securities Act and must not be the subject of any stop order issued by the SEC pursuant to Section 8(d) of the Securities Act or any proceeding initiated by the SEC seeking such a stop order.

•

Regulatory Approvals. The following consents, non-objections and other approvals must have been obtained and be in full force and effect or any applicable waiting period thereunder must have been terminated or expired with the consequence that the mergers may be consummated:

(i)	the SEC must have approved the applications under Rule 19b-4 of the Exchange Act submitted by NYSE Euronext and/or its applicable subsidiaries and by ICE and/or its applicable subsidiaries in connection with the transactions contemplated by the mergers;

(ii)	the U.S. Commodity Futures Trading Commission must have approved, formally or informally, or indicated that it has no objection to, any applications or submissions under the Commodity Exchange Act submitted by ICE and/or its applicable subsidiaries in connection with the transactions contemplated by the mergers;

(iii)	the Dutch Minister of Finance (with the advice of the AFM) must have issued a declaration of non-objection to ICE pursuant to Section 5:32d of the Dutch Financial Supervision Act (Wet op het financiëel toezicht) allowing ICE Group to indirectly acquire the shares in Euronext Amsterdam N.V., NYSE Euronext (International) B.V., NYSE Euronext (Holding) N.V. and Euronext N.V.;

(iv)	the Dutch Minister of Finance (with the advice of the AFM) or the AFM on behalf of the Dutch Minister of Finance, as applicable, must have confirmed, reissued, renewed or amended, if so required by the Minister of Finance or the AFM, the existing declarations of non-objection issued to NYSE Euronext, NYSE Euronext (International) B.V., NYSE Euronext (Holding) N.V. and Euronext N.V. pursuant to Section 5:32d of the Dutch Financial Supervision Act (Wet op het financiëel toezicht), in each case allowing the relevant entity to acquire or hold, indirectly or directly, as the case may be, the shares of NYSE Euronext (International) B.V., NYSE Euronext (Holding) N.V., Euronext N.V. and Euronext Amsterdam N.V., or the Dutch Minister of Finance and the AFM must not have indicated that any such confirmation, reissuance, renewal or amendment is required;

(v)	the Dutch Minister of Finance and the AFM must have reviewed and approved the NYSE Euronext merger and confirmed, reissued, renewed or amended, if so required by the Minister of Finance or the AFM, the existing exchange license granted to Euronext Amsterdam N.V., NYSE Euronext (International) B.V., NYSE Euronext (Holding) N.V. and Euronext N.V., pursuant to Sections 5:26 and 2:96 of the Dutch Financial Supervision Act (Wet op het financiëel toezicht), or the Dutch Minister of Finance and the AFM must not have indicated that any such confirmation, reissuance, renewal, or amendment is required;

(vi)	the Euronext College of Regulators must have issued a declaration of non-objection to the NYSE Euronext merger as required pursuant to the Memorandum of Understanding between the members of the Euronext College of Regulators dated June 24, 2010;

(vii)	the French Banking Regulatory Authority must have granted the approval required pursuant to French Regulation 96-16 of the Comité de la Réglementation Bancaire et Financière relating to the change of ownership and control of Euronext Paris S.A. in its capacity as a credit institution;

(viii)	the French Minister of the Economy must have granted, upon the advice of the French Autorité des Marchés Financiers, the approval required pursuant to Article L. 421-9 II of the French Monetary and Financial Code (Code monétaire et financier) relating to the change of ownership and control of Euronext Paris S.A. and, if required, BlueNext S.A. in their capacity as market operators;

(ix)	the FCA, in respect of Baseball Merger Sub, ICE Group and/or any other person who will acquire control (within the meaning of section 301D of the Financial Services and Markets Act 2000 (the “FSMA 2000”) of LIFFE Administration and Management (a Recognized Investment Exchange for the purposes of FSMA 2000) and, to the extent such approval is required, NYSE LIFFE US (a Recognized Investment Exchange for the purposes of FSMA 2000) as a result of the transactions contemplated by the merger agreement:

•	must have given notice for the purposes of section 301G(3)(a) of FSMA 2000 that it has determined to approve the acquisition of control contemplated by the merger agreement; or

•	must be treated, by virtue of section 301G(4) of FSMA 2000, as having approved the acquisition of control contemplated by the merger agreement;

(x)	the FCA, in respect of Baseball Merger Sub, ICE Group and/or any other person who will become a controller (as defined in FSMA 2000) of LIFFE Services Limited, Smartpool Trading Limited and Fix City Limited as a result of the transactions contemplated by the merger agreement:

•	must have given notice for the purposes of section 189(4) of FSMA 2000 that it has determined to unconditionally approve the acquisition of control contemplated by the merger agreement;

•

must have given notice for the purposes of section 189(7) of FSMA 2000 that it has determined to approve the acquisition of control contemplated by the merger agreement subject to conditions, such conditions being on terms satisfactory to NYSE Euronext and ICE; or

•	must be treated, by virtue of section 189(6) of FSMA 2000, as having approved the acquisition of control contemplated by the merger agreement;

(xi)	the Belgian FSMA must not have prohibited the intended change of ownership and control of Euronext Brussels S.A./N.V. within the 30-day period available to it pursuant to Article 19 of the Belgian Law of August 2, 2002, or it must have issued a corresponding declaration of non-objection in respect of such intended change of ownership and control of Euronext Brussels S.A./N.V. within this period;

(xii)	Euronext Brussels S.A./N.V. must have received a confirmation by the Belgian Ministry of Finance regarding the preservation of its status as regulated market and as a licensed market operator pursuant to Articles 3, 17 and 18 of the Belgian Law of August 2, 2002, or in the absence of such confirmation, Euronext Brussels S.A./N.V. must not have received any written notification from the Belgian Ministry of Finance to the contrary;

(xiii)	the Portuguese Minister of Finance must have explicitly approved of the change of ownership and control of Euronext Lisbon and Interbolsa S.A. upon a positive legal opinion of the Portuguese CMVM pursuant to Decree-law n° 357-C/2007 of October 31, 2007, as amended;

(xiv)	the CMVM must have been notified of the change of ownership and control of Euronext Lisbon and Interbolsa S.A. and has either not prohibited such change of control within the period available to it or has issued a declaration of non-objection to such change of control, each pursuant to Decree-law n° 357-C/2007 of October 31, 2007, as amended; and

(xv)	each of ICE Clear Credit (ICC) and ICE Clear Europe (ICEU) is registered with the SEC as a Securities Clearing Agency under Section 17A(l)(1) of the Securities Exchange Act. The SEC may require ICC and ICEU to submit Rule 19b-4 filings in respect of the Braves Merger, and such filings would be subject to the SEC’s approval.

Under the merger agreement, the respective obligations of ICE, ICE Group, Braves Merger Sub and Baseball Merger Sub to consummate the mergers are subject to the satisfaction or waiver of the following additional conditions:

•

the representations and warranties of NYSE Euronext regarding its capitalization, absence of encumbrances or preemptive or other outstanding rights on its capital stock, corporate authority, conduct of its business in the ordinary and usual course and absence of any material adverse effect on NYSE Euronext and its subsidiaries, taken as a whole, must be true and correct in all respects (other than de minimis failures to be true and correct);

•

the other representations and warranties set forth in the merger agreement, and disregarding all qualifications and exceptions relating to materiality or material adverse effect, must be true and correct, except where the failure to be true and correct has not had, and would not be reasonably likely to have, individually or in the aggregate, a material adverse effect on NYSE Euronext and its subsidiaries, taken as a whole;

•

NYSE Euronext must have performed in all material respects its obligations under the merger agreement at or prior to the date of the closing of the mergers required to be performed or complied with by it; and

•

ICE Group must have received an opinion of Sullivan & Cromwell LLP either to the effect that each of the mergers will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, or, if the NYSE Euronext merger is restructured, to the effect that the ICE merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

Under the merger agreement, the obligation of NYSE Euronext to consummate the NYSE Euronext merger is subject to the satisfaction or waiver of the following additional conditions:

•

the representations and warranties of ICE, ICE Group, Braves Merger Sub and Baseball Merger Sub regarding its capitalization, absence of encumbrances or preemptive or other outstanding rights on its capital stock, corporate authority, conduct of business in the ordinary and usual course and absence of any material adverse effect on ICE and its subsidiaries taken as a whole, must be true and correct in all respects (other than de minimis failures to be true and correct);

•

the other representations and warranties set forth in the merger agreement, and disregarding all qualifications and exceptions relating to materiality or material adverse effect, must be true and correct, except where the failure to be true and correct has not had, and would not be reasonably likely to have, individually or in the aggregate, a material adverse effect on ICE and its subsidiaries, taken as a whole;

•

ICE must have performed in all material respects its obligations under the merger agreement at or prior to the date of the closing of the NYSE Euronext merger required to be performed or complied with by it; and

•

NYSE Euronext must have received an opinion of Wachtell, Lipton, Rosen & Katz either to the effect that the NYSE Euronext merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, or, if the NYSE Euronext merger is restructured, to the effect that the mergers, taken together, will qualify as a transaction described in Section 351 of the Internal Revenue Code.

The conditions to each of the parties’ obligations to complete the mergers are for the sole benefit of such party and may be waived by such party in whole or in part (to the extent permitted by applicable laws).

None of NYSE Euronext, ICE, ICE Group, Braves Merger Sub and Baseball Merger Sub may rely on the failure of any condition described above to be satisfied to excuse such party’s obligation to effect the mergers if such failure was caused by such party’s failure to use the standard of efforts required from such party to consummate the mergers and the other transactions contemplated by the merger agreement.

Termination

Termination Rights

NYSE Euronext and ICE may terminate the merger agreement at any time prior to the effective time of the NYSE Euronext merger by mutual written consent of NYSE Euronext and ICE. The merger agreement may also be terminated by either NYSE Euronext or ICE at any time prior to the effective time of the NYSE Euronext merger if:

•

the completion of the mergers has not occurred by December 31, 2013, provided that NYSE Euronext and ICE each have the right to extend such date to March 31, 2014 (this date, as it may be extended, is referred to as the “termination date”) if the only conditions to completion that have not been satisfied (other than those that they have mutually agreed to waive) are certain conditions relating to absence of injunctions or restraints, competition and regulatory approvals, or authorization for listing of the shares of ICE Group common stock on the New York Stock Exchange (but this right to extend such termination date or terminate the merger agreement may not be exercised by a party whose failure to perform any material covenant or obligation under the merger agreement (or similar failure by any of the party’s subsidiaries) has been the cause of, or resulted in, the failure of a completion condition to be satisfied on or before such termination date);

•

a NYSE Euronext stockholders meeting is held and the NYSE Euronext stockholders do not adopt the merger agreement at such meeting or any adjournment or postponement of such meeting after a vote of the NYSE Euronext stockholders has been taken and completed;

•

an ICE stockholders meeting is held and the ICE stockholders do not adopt the merger agreement and/or do not approve the related governance proposals at such meeting or any adjournment or postponement of such meeting after a vote of the ICE stockholders has been taken and completed; or

•

any governmental entity or self-regulatory organization denies any regulatory approval with respect to competition law matters that is required to be obtained in connection with the mergers, or this denial becomes final, binding and non-appealable (or if such denial is subject to appeal, it will be impossible to complete such appeal on or prior to the termination date), or if any governmental entity or self-regulatory organization issues a final and non-appealable order (or if such order is subject to appeal, it will be impossible to complete such appeal on or prior to the termination date) permanently restraining, enjoining or otherwise prohibiting the consummation of the mergers (but the party seeking to exercise this termination right must have used its reasonable best efforts to prevent the denial and/or prevent the entry of and remove such order, as applicable).

In addition, the merger agreement may be terminated by NYSE Euronext at any time prior to the effective time of the ICE merger if:

•	the ICE board of directors effects an ICE acquisition proposal change in recommendation or an ICE intervening event change in recommendation;

•

there has been a breach of a representation and warranty made by ICE, ICE Group, Braves Merger Sub or Baseball Merger Sub in the merger agreement, which breach would result in the failure of the condition to the consummation of the NYSE Euronext merger relating to the accuracy of the representations and warranties of ICE, ICE Group, Braves Merger Sub or Baseball Merger Sub under the merger agreement, and such failure to be true cannot be cured, or if curable, is not cured prior to the earlier of (i) the business day prior to the termination date or (ii) 60 calendar days after written notice of the breach is given by NYSE Euronext to ICE; or

•

ICE or ICE Group has failed to perform in any material respect any of its covenants or agreements under the merger agreement, which failure to perform would result in the failure of the condition to the consummation of the merger relating to the covenants or agreements of ICE or ICE Group under the merger agreement, and such failure to perform is not curable or, if curable, is not cured prior to the earlier of (i) the business day prior to the termination date of the merger agreement or (ii) 60 calendar days after written notice of the failure is given by NYSE Euronext to ICE (this is referred to as an “ICE uncured covenant breach”).

Further, the merger agreement may be terminated by ICE at any time prior to the effectiveness of the NYSE Euronext merger if:

•	the NYSE Euronext board of directors effects a NYSE Euronext acquisition proposal change in recommendation or a NYSE Euronext intervening event change in recommendation;

•

there has been a breach of a representation and warranty made by NYSE Euronext in the merger agreement, which breach would result in the failure of the condition to the consummation of the mergers relating to the accuracy of the representations and warranties of NYSE Euronext under the merger agreement, and such failure to be true cannot be cured, or if curable, is not cured prior to the earlier of (i) the business day prior to the termination date or (ii) 60 calendar days after written notice of the breach is given by ICE to NYSE Euronext; or

•

NYSE Euronext has failed to perform in any material respect any of its covenants or agreements under the merger agreement, which failure to perform would result in the failure of the condition to the consummation of the mergers relating to the covenants or agreements of NYSE Euronext under the merger agreement, and such failure to perform is not curable or, if curable, is not cured prior to the earlier of (i) the business day prior to the termination date of the merger agreement or (ii) 60 calendar days after written notice of the failure is given by ICE to NYSE Euronext (this is referred to as a “NYSE Euronext uncured covenant breach”).

Termination Fees Payable by NYSE Euronext

The merger agreement requires NYSE Euronext to pay ICE a termination fee of $300 million if:

•

an acquisition proposal for NYSE Euronext by a third party (or a bona fide intention to make a proposal with respect to an acquisition proposal) has been publicly announced or made publicly known or otherwise communicated to management or the board of directors of NYSE Euronext after the date of the merger agreement and prior to the NYSE Euronext stockholders meeting and the merger agreement is terminated either:

•	by ICE because the NYSE Euronext board of directors effects a NYSE Euronext acquisition proposal change in recommendation or because NYSE Euronext has a NYSE Euronext uncured covenant breach; or

•

by ICE or NYSE Euronext because the NYSE Euronext stockholders meeting is held and the NYSE Euronext stockholders do not adopt the merger agreement at such meeting or any adjournment or postponement of such meeting after a vote of the NYSE Euronext stockholders has been taken and completed (and, at the time of termination of the merger agreement, ICE would have been entitled to terminate the merger agreement because the NYSE Euronext board of directors effects a NYSE Euronext acquisition proposal change in recommendation); or

•

an acquisition proposal for NYSE Euronext by a third party has been publicly announced or made publicly known at any time after the date of the merger agreement and prior to the date of the NYSE Euronext stockholders meeting, and the merger agreement is terminated by either NYSE Euronext or ICE because a NYSE Euronext stockholders meeting is held and the NYSE Euronext stockholders do not adopt the merger agreement at such meeting or any adjournment or postponement of such meeting after a vote of the NYSE Euronext stockholders has been taken and completed and within nine months following such termination, NYSE Euronext or any of its subsidiaries enters into a letter of intent, agreement in principle, merger agreement, acquisition agreement, business combination agreement, option agreement or other similar agreement with respect to, or consummates, approves or recommends to the NYSE Euronext stockholders to accept, an acquisition proposal for NYSE Euronext by a third party involving 50% or more of the equity or assets of NYSE Euronext (or any of its subsidiaries that constitutes 50% or more of the consolidated gross revenue or assets of NYSE Euronext and its subsidiaries taken as a whole) or any sale or other disposition of LIFFE Administration and Management. However, such termination fee will be reduced by the amount of any fee previously paid or payable by NYSE Euronext pursuant to the termination fee payable by NYSE Euronext described in the final sentence of this subsection.

Under other circumstances, NYSE Euronext is required to pay ICE a termination fee of $450 million if the NYSE Euronext board of directors effects a NYSE Euronext intervening event change in recommendation and, as a result, ICE terminates the merger agreement.

Further, NYSE Euronext is required to pay ICE a termination fee of $100 million if the merger agreement is terminated because a NYSE Euronext stockholders meeting is held and the NYSE Euronext stockholders do not adopt the merger agreement at such meeting or any adjournment or postponement of such meeting after a vote of the NYSE Euronext stockholders has been taken and completed (other than in cases where the merger agreement is terminated and NYSE Euronext must pay any of the termination fees described above).

Termination Fees Payable by ICE

The merger agreement requires ICE to pay NYSE Euronext a termination fee of $300 million if:

•

an acquisition proposal for ICE by a third party (or a bona fide intention to make a proposal with respect to an acquisition proposal) has been publicly announced or made publicly known or otherwise communicated to management or the board of directors of ICE after the date of the merger agreement and prior to the ICE stockholders meeting and the merger agreement is terminated either:

•	by NYSE Euronext because the ICE board of directors effects an ICE acquisition proposal change in recommendation or because ICE has an ICE uncured covenant breach; or

•

by ICE or NYSE Euronext because an ICE stockholders meeting is held and the ICE stockholders do not adopt the merger agreement or approve the related governance proposals at such meeting or any adjournment or postponement of such meeting after a vote of the ICE stockholders has been taken and completed (and, at the time of termination of the merger agreement, NYSE Euronext would have been entitled to terminate the merger agreement because the ICE board of directors effects an ICE acquisition proposal change in recommendation); or

•

an acquisition proposal for ICE by a third party has been publicly announced or made publicly known at any time after the date of the merger agreement and prior to the date of the ICE stockholders meeting, the merger agreement is terminated by either NYSE Euronext or ICE because an ICE stockholders meeting is held and the ICE stockholders do not adopt the merger agreement or approve the related governance proposals at such meeting or any adjournment or postponement of such meeting after a vote of the ICE stockholders has been taken and completed and within nine months following such termination, ICE or any of its subsidiaries enters into a letter of intent, agreement in principle, merger agreement, acquisition agreement, business combination agreement, option agreement or other similar agreement with respect to, or consummates, approves or recommends to the ICE stockholders to accept, an acquisition proposal for ICE by a third party involving 50% or more of the equity or assets of ICE (or any of its subsidiaries that constitutes 50% or more of the consolidated gross revenue or assets of ICE and its subsidiaries taken as a whole). However, such termination fee will be reduced by the amount of any fee previously paid or payable by ICE pursuant to the termination fee payable by ICE described in the final sentence of this subsection.

Under other circumstances, ICE is required to pay NYSE Euronext a termination fee of $450 million if the ICE board of directors effects an ICE intervening event change in recommendation and, as a result, NYSE Euronext terminates the merger agreement.

Further, ICE is required to pay NYSE Euronext a termination fee of $750 million if:

•

the merger agreement is terminated because (i)(a) the completion of the mergers has not occurred by the termination date or (b) any governmental entity or self-regulatory organization denies any regulatory or competition law approval that is required to be obtained in connection with the mergers, and this denial becomes final, binding and non-appealable (or if such denial is subject to appeal, it will be impossible to complete such appeal on or prior to the termination date), or if any governmental entity or self-regulatory organization issues a final and non-appealable order (or if such order is subject to appeal, it will be impossible to complete such appeal on or prior to the termination date) permanently restraining, enjoining or otherwise prohibiting the consummation of the mergers (but the party seeking to exercise this termination right must have used its reasonable best efforts to prevent the denial and/or prevent the entry of and remove such order, as applicable), or a law has been adopted making consummation of the mergers illegal; or at the time the merger agreement is terminated because of any other right under the merger agreement, NYSE Euronext had a right to terminate the merger agreement because of the reasons set forth in clauses (a) and (b) and (ii) at the time of termination, one or more of the conditions relating to the absence of injunctions or restraints or to obtaining competition approvals or regulatory approvals have not been satisfied; or

•

the merger agreement is terminated by NYSE Euronext because ICE has failed to perform in any material respect any of its covenants or agreements under the merger agreement, which failure to perform would result in the failure of the condition to the consummation of the mergers relating to the covenants or agreements of ICE under the merger agreement, and such failure to perform is not curable or, if curable, is not cured within a certain period of time, and such termination right arose due to a willful and material breach of the merger agreement by ICE and such breach is the primary cause that one or more of the conditions relating to the absence of injunctions or restraints or to competition approvals or regulatory approvals are impossible to satisfy on or prior to the termination date.

Finally, ICE is required to pay NYSE Euronext a termination fee of $100 million if the merger agreement is terminated because an ICE stockholders meeting is held and the ICE stockholders do not adopt the merger agreement and/or do not approve the related governance proposals at such meeting or any adjournment or postponement of such meeting after a vote of the ICE stockholders has been taken and completed (other than in cases where the merger agreement is terminated and ICE must pay any of the termination fees described above).

Limitation on Remedies

In the event of termination of the merger agreement pursuant to the provisions described under “—Termination,” the merger agreement (other than certain provisions as set forth in the merger agreement) will become void and of no effect with no liability on the part of any party to the merger agreement (or of any of its directors, officers, employees, agents, legal and financial advisors or other representatives). However, subject to the liability limitations described under “—Termination Fees Payable by NYSE Euronext” and “—Termination Fees Payable by ICE,” respectively, and in this “—Limitation on Remedies” section, no such termination shall relieve any party to the merger agreement of any liability or damages resulting from any fraud or willful and material breach of the merger agreement (which the parties to the merger agreement have acknowledged and agreed that in assessing any damages arising out of such a breach a court may take into account, and each party to the merger agreement will be entitled to seek on behalf of its stockholders as a group as if such stockholders had been able to bring an action in their own behalf, damages to such stockholders). NYSE Euronext, ICE, ICE Group, Braves Merger Sub and Baseball Merger Sub must cooperate with each other in connection with the withdrawal of any applications to or termination of proceedings before any governmental entity in connection with the transactions contemplated by the merger agreement.

In no event will (i) NYSE Euronext be required to pay both the $300 million termination fee and the $450 million termination fee described under “—Termination Fees Payable by NYSE Euronext” or pay either of such fees on more than one occasion or (ii) ICE be required to pay more than one of the $300 million, $450 million or $750 million termination fees described under “—Termination Fees Payable by ICE” or any such fees on more than one occasion. If either NYSE Euronext or ICE fails to promptly pay any amount due pursuant to the provisions described under “—Termination” and the other party to the merger agreement commences a suit resulting in a judgment against such non-paying party for such payment or any portion of such payment, such party must pay the other party its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of the payment at the prime rate of Citibank, N.A., in effect on the date such payment was required to be paid, from the date on which such payment was required through the date of actual payment.

In addition, ICE’s aggregate liability for breaches of the merger agreement by ICE (including for willful breaches) and the termination fees described under “—Termination Fees Payable by ICE” may not exceed under any circumstances $750 million in the aggregate and NYSE Euronext’s aggregate liability for breaches of the merger agreement by NYSE Euronext (including for willful breaches) and the termination fees described under “—Termination Fees Payable by NYSE Euronext” may not exceed under any circumstances $750 million in the aggregate, except in the case where the fees described under “—Termination Fees Payable by NYSE Euronext” and “—Termination Fees Payable by ICE,” respectively, become payable and any such payment is not made within 30 days of the date it becomes due pursuant to the terms of the merger agreement.

Fees and Expenses

Whether or not the mergers are consummated, except as otherwise provided in the merger agreement, all out-of-pocket expenses (including fees and expenses of counsel, accountants, investment bankers, experts and consultants) incurred by or on behalf of the parties to the merger agreement in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring the expense, including the registration and filing fees and the printing and mailing costs of the registration statement on Form S-4 with the understanding that each of NYSE Euronext and ICE will be responsible and bear the costs of printing and mailing this joint proxy statement/prospectus to its respective stockholders.

Indemnification; Directors’ and Officers’ Insurance

The parties to the merger agreement have agreed that, from and after the effective time of the mergers, ICE Group will indemnify, hold harmless and provide advancement of expenses to all past and present directors, officers and employees of NYSE Euronext and its subsidiaries, for acts or omissions occurring at or prior to the completion of the effective time of the mergers, to the same extent as these individuals had rights to indemnification and advancement of expenses as of the date of the merger agreement and to the fullest extent permitted by law. The parties to the merger agreement have also agreed that the surviving company’s limited liability company agreement will include provisions regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses which are, in the aggregate, no less advantageous to the intended beneficiaries than the corresponding provisions in the current organizational documents of NYSE Euronext.

In addition, for a period of six years following the effective time of the mergers, ICE Group will cause the surviving company to maintain in effect the current directors’ and officers’ and fiduciary liability insurance policies maintained by NYSE Euronext with respect to claims arising from facts or events occurring at or prior to the effective time of the mergers (or a substitute policy or policies with the same coverage and with terms no less advantageous in the aggregate), subject to the limitation that the surviving company will not be required to spend in any one year more than 250% of the annual premiums currently paid by NYSE Euronext for this insurance. Instead, the surviving company may, at its option, purchase a six-year “tail” prepaid policy on the same terms and conditions, but provided that the amount paid for such policy does not exceed six times the amount equal to 250% of the annual premiums currently paid by NYSE Euronext.

The present and former directors and officers of NYSE Euronext will have the right to enforce the provisions of the merger agreement relating to their indemnification.

Amendment and Waiver

NYSE Euronext, ICE, ICE Group, Braves Merger Sub and Baseball Merger Sub may amend the merger agreement at any time either before or after the approval of the merger agreement and the transactions contemplated thereby by the NYSE Euronext stockholders, the ICE stockholders, the sole stockholder of Braves Merger Sub or the sole member of Baseball Merger Sub. However, after such approval, no amendment may be made which requires further approval by such stockholder or member under applicable law or the rules of any relevant stock exchange unless such further approval is obtained.

The parties to the merger agreement may, to the extent legally allowed and permitted under the terms of the merger agreement, waive compliance with or satisfaction of any of the conditions contained in the merger agreement.

Specific Performance

NYSE Euronext, ICE, ICE Group, Braves Merger Sub and Baseball Merger Sub have acknowledged and agreed, subject to the provisions described under “—Termination Fees Payable by NYSE Euronext,” “—Termination Fees Payable by ICE,” and “—Limitation on Remedies,” respectively, that each would be irreparably damaged if any of the provisions of the merger agreement are not performed in accordance with their specific terms or are otherwise breached and that any non-performance or breach of the merger agreement by any party to the merger agreement could not be adequately compensated by monetary damages alone and that the parties to the merger agreement would not have any adequate remedy at law. Accordingly, subject to the provisions described under “—Termination Fees Payable by NYSE Euronext,” “—Termination Fees Payable by ICE,” and “—Limitation on Remedies,” respectively, NYSE Euronext, ICE, ICE Group, Braves Merger Sub and Baseball Merger Sub will be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages) to seek and obtain (i) enforcement of any provision of the merger agreement (other than the provisions described under “—Reasonable Best Efforts; Regulatory Filings and Other Actions”) by a decree or order of specific performance and (ii) a temporary, preliminary and/or permanent injunction to prevent breaches or threatened breaches of any provisions of the merger agreement (other than the provisions described under “—Reasonable Best Efforts; Regulatory Filings and Other Actions”) without posting any bond or undertaking. NYSE Euronext, ICE, ICE Group, Braves Merger Sub and Baseball Merger Sub have additionally agreed that they will not object to the granting of injunctive or other equitable relief on the basis that there exists adequate remedy at law.

LITIGATION RELATED TO THE MERGERS

Following the announcement of the execution of the merger agreement, on December 20, 2012, the first of eight putative stockholder class action complaints was filed in the Court of Chancery of the State of Delaware (the “Delaware Actions”) by purported stockholders challenging the proposed merger. Additionally, on December 21, 2012, the first of four similar putative stockholder class action complaints was filed in the Supreme Court of the State of New York (the “New York Actions”) by purported stockholders of NYSE Euronext. Finally, on February 4, 2013, a similar putative stockholder class action complaint was filed by a purported stockholder in the United States District Court for the Southern District of New York under the caption Young v. Hessels, et al., No. 13-civ-817 (the “Federal Action”). The Delaware Actions are captioned Cohen v. NYSE Euronext, et al., C.A. No. 8136-CS, Mayer v. NYSE Euronext, et al., C.A. No. 8167-CS, Southeastern Pennsylvania Transportation Authority v. Hessels, et al., No. 8172-CS, Louisiana Municipal Police Employees’ Retirement System v. NYSE Euronext, et al., No. 8183-CS, Sheet Metal Workers’ Pension Fund of Local Union 19 v. Hessels, et al., No 8202-CS, Winkler v. NYSE Euronext, et al., No. 8209-CS, Nardone v. Hessels, et al., C.A. No. 8211-CS, and LBBW Asset Management Investmentgesellschaft MBH, C.A.v. NYSE Euronext, et al., No. 8224-CS. The New York actions are captioned Graff v. Hessels, et al., No. 654519/2012, Himmel v. NYSE Euronext, et al., No. 654576/2012, N.J. Carpenters Pension Fund v. NYSE Euronext, et al., No. 654496/2012 and KT Invs. II, LLC v. Niederauer, et al., No. 654515/2012.

By Order dated January 29, 2013, the Court of Chancery consolidated the Delaware Actions into In re NYSE Euronext Shareholders Litigation, No. 8136-CS, and appointed lead plaintiffs and lead counsel. On January 31, 2013, lead plaintiffs filed a consolidated amended complaint. On February 15, 2013, the Chancery Court entered a schedule providing for expedited proceedings in support of plaintiffs’ motion for preliminary injunction. The Chancery Court has set a hearing on plaintiffs’ motion for preliminary injunction for May 10, 2013. On March 13, 2013, the Chancery Court certified the consolidated Delaware Actions as a class action.

On January 3, 2013, the plaintiffs in the New York Actions moved for consolidation and appointment of lead counsel in the New York Actions. On January 28, 2013, the court entered an Order consolidating the New York Actions into In re NYSE Euronext Shareholders/ICE Litigation, Index No. 654496/2012, and appointing lead counsel. On January 30, 2013, the defendants moved to dismiss or stay the New York Actions based upon, among other things, the substantially identical, earlier filed Delaware proceedings. On February 7, 2013, lead plaintiffs filed a consolidated amended complaint in the New York action. On March 1, 2013, the New York court issued a Decision and Order denying defendants’ motion to dismiss or stay. Defendants have appealed the March 1 Decision and Order to the Appellate Division, First Department, and moved for a stay of proceedings pending appeal. On March 15, the New York appeals court entered an order staying the New York cases on an interim basis, and adjourned for 60 days the motion for a stay pending appeal. The appeal and stay motion remain pending.

The Delaware, New York and Federal Actions are substantially identical. All of the actions name as defendants NYSE Euronext, the members of its board of directors, and ICE. Certain of the actions also name Baseball Merger Sub. All of the complaints allege that the members of the NYSE Euronext board of directors breached their fiduciary duties by agreeing to a merger agreement that undervalues NYSE Euronext. Among other things, plaintiffs allege that the members of the NYSE Euronext board of directors failed to maximize the value of NYSE Euronext to its public stockholders, negotiated a transaction in their best interests to the detriment of the NYSE Euronext public stockholders, and agreed to supposedly preclusive deal protection measures that unfairly deter competitive offers. The consolidated amended complaints filed in the Delaware Action and the New York Action, as well as the Federal Action, contend that the preliminary proxy statement filed by NYSE Euronext contains misstatements or omissions regarding the transaction and the firm’s business prospects. ICE (and, in some of the actions, NYSE Euronext and/or Baseball Merger Sub) is alleged to have aided and abetted the breaches of fiduciary duty by the members of the NYSE Euronext board of directors. The lawsuits seek, among other things, (i) an injunction enjoining ICE and NYSE Euronext from consummating the NYSE Euronext merger; and/or (ii) rescission of the NYSE Euronext merger, to the extent already implemented, or alternatively rescissory damages. Certain of the actions seek an injunction prohibiting ICE and NYSE Euronext from initiating any defensive measures.

ICE and NYSE Euronext believe the allegations in the complaints in the Delaware Actions, the New York Actions, and the Federal Action are without merit, and intend to defend against them and the Delaware plaintiffs’ motion for preliminary injunction vigorously.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGERS

This section describes the material United States federal income tax consequences of the mergers to U.S. holders of ICE common stock or NYSE Euronext common stock who exchange shares of ICE common stock or NYSE Euronext common stock for shares of ICE Group common stock, cash, or a combination of shares of ICE Group common stock and cash pursuant to the mergers. The following discussion is based on the Internal Revenue Code, existing and proposed regulations thereunder and published rulings and decisions, all as currently in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. Any such change could affect the continuing validity of this discussion.

For purposes of this discussion, a U.S. holder is a beneficial owner of ICE common stock or NYSE Euronext common stock who for United States federal income tax purposes is:

•	a citizen or resident of the United States;

•	a corporation, or an entity treated as a corporation, created or organized in or under the laws of the United States or any state or political subdivision thereof;

•

a trust that (1) is subject to (A) the primary supervision of a court within the United States and (B) the authority of one or more United States persons to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person; or

•	an estate that is subject to United States federal income tax on its income regardless of its source.

If a partnership (including for this purpose any entity or arrangement treated as a partnership for United States federal income tax purposes) holds ICE common stock or NYSE Euronext common stock, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding ICE common stock or NYSE Euronext common stock, you should consult your tax advisor.

This discussion addresses only those ICE stockholders and NYSE Euronext stockholders that hold their ICE common stock or NYSE Euronext common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code (generally, property held for investment), and does not address all the United States federal income tax consequences that may be relevant to particular ICE stockholders and NYSE Euronext stockholders in light of their individual circumstances or to ICE stockholders and NYSE Euronext stockholders that are subject to special rules, such as:

•	financial institutions;

•	investors in pass-through entities;

•	insurance companies;

•	tax-exempt organizations;

•	dealers in securities;

•	traders in securities that elect to use a mark-to-market method of accounting;

•	persons who exercise dissenters’ rights;

•	persons that hold ICE common stock or NYSE Euronext common stock as part of a straddle, hedge, constructive sale or conversion transaction;

•	persons that purchased or sell their shares of ICE common stock or NYSE Euronext common stock as part of a wash sale;

•	certain expatriates or persons that have a functional currency other than the U.S. dollar;

•	persons that are not U.S. holders; and

•

stockholders who acquired their shares of ICE common stock or NYSE Euronext common stock through the exercise of an employee stock option or otherwise as compensation or through a tax-qualified retirement plan.

In addition, the discussion does not address any alternative minimum tax or any state, local or foreign tax consequences of the mergers.

ALL HOLDERS OF ICE COMMON STOCK OR NYSE EURONEXT COMMON STOCK SHOULD CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGERS, INCLUDING THE APPLICABILITY AND EFFECT OF THE ALTERNATIVE MINIMUM TAX AND ANY STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

Subject to the limitations, exceptions, assumptions, and qualifications described under “Material United States Federal Income Tax Consequences of the Mergers” and herein, the discussion below under “—Federal Income Tax Consequences of the ICE Merger” constitutes the opinion of Sullivan & Cromwell LLP, counsel to ICE, as to the material U.S. federal income tax consequences of the ICE merger to U.S. holders of ICE common stock, and the discussion below under “—Federal Income Tax Consequences of the NYSE Euronext Merger,” constitutes the opinion of Wachtell, Lipton, Rosen & Katz, special counsel to NYSE Euronext, as to the material U.S. federal income tax consequences of the NYSE Euronext merger (or, in the event the NYSE Euronext merger is restructured in the manner described below, the NYSE Euronext merger and the ICE merger, taken together) to U.S. holders of NYSE Euronext common stock.

The obligation of ICE to complete the mergers is conditioned upon the receipt of an opinion from Sullivan & Cromwell LLP, counsel to ICE, to the effect that the mergers will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code based upon representations made by ICE and NYSE Euronext. The obligation of NYSE Euronext to complete the NYSE Euronext merger is conditioned upon the receipt of an opinion from Wachtell, Lipton, Rosen & Katz, special counsel to NYSE Euronext, to the effect that the NYSE Euronext merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code based upon representations made by ICE and NYSE Euronext. Neither of these opinions is binding on the Internal Revenue Service or the courts. ICE and NYSE Euronext have not requested and do not intend to request any ruling from the Internal Revenue Service as to the United States federal income tax consequences of the mergers.

In the event that legal counsel to either ICE or NYSE Euronext is unable to render the legal opinion described above with respect to the NYSE Euronext merger, the merger agreement provides that the NYSE Euronext merger will be restructured such that Baseball Merger Sub will merge with and into NYSE Euronext (the “Alternative Transaction”). In such case, the obligation of ICE to complete the Alternative Transaction will be conditioned upon the receipt of a legal opinion from its counsel to the effect that the ICE merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. Additionally, the obligation of NYSE Euronext to complete the Alternative Transaction will be conditioned upon the receipt of a legal opinion from its counsel to the effect that the NYSE Euronext merger, together with the ICE merger, will qualify as a transaction described in Section 351 of the Internal Revenue Code. The following discussion assumes the receipt and accuracy of the opinions described above.

Federal Income Tax Consequences of the ICE Merger. The U.S. federal income tax consequences of the ICE merger to holders of ICE common stock are as follows:

•	a holder who receives shares of ICE Group common stock in exchange for shares of ICE common stock pursuant to the ICE merger will not recognize gain or loss;

•	the aggregate tax basis of the ICE Group common stock received in the merger will be the same as the aggregate tax basis of the ICE common stock for which it is exchanged; and

•	the holding period of ICE Group common stock will include the holding period of the ICE common stock for which it is exchanged.

Federal Income Tax Consequences of the NYSE Euronext Merger. The U.S. federal income tax consequences of the NYSE Euronext merger (or, in the event the NYSE Euronext merger is restructured in the manner described above, the NYSE Euronext merger and the ICE merger, taken together) to U.S. holders of NYSE Euronext common stock are as follows:

•

a holder who receives shares of ICE Group common stock (and no cash other than cash received instead of a fractional share of ICE Group common stock) in exchange for shares of NYSE Euronext common stock pursuant to the NYSE Euronext merger will not recognize gain or loss (except with respect to any cash received instead of fractional share interests in ICE Group common stock, which shall be treated as discussed below);

•

a holder who receives solely cash in exchange for shares of NYSE Euronext common stock pursuant to the NYSE Euronext merger generally will recognize gain or loss in an amount equal to the difference between the amount of cash received and such holder’s tax basis in the NYSE Euronext common stock exchanged;

•

a holder who receives a combination of shares of ICE Group common stock and cash (other than cash received instead of a fractional share of ICE Group common stock) in exchange for shares of NYSE Euronext common stock pursuant to the NYSE Euronext merger generally will recognize gain (but not loss) in an amount equal to the lesser of (1) the amount by which the sum of the fair market value of the ICE Group common stock and cash received by a holder of NYSE Euronext common stock exceeds such holder’s tax basis in its NYSE Euronext common stock, and (2) the amount of cash received by such holder of NYSE Euronext common stock (in each case, unless the NYSE Euronext merger is restructured in the manner described above, excluding any cash received instead of fractional share interests in ICE Group common stock, which shall be treated as discussed below);

•

the aggregate tax basis of the ICE Group common stock received in the NYSE Euronext merger (including any fractional share interests in ICE Group common stock deemed received and exchanged for cash) will be the same as the aggregate tax basis of the NYSE Euronext common stock for which it is exchanged, decreased by the amount of cash received in the merger (excluding, unless the NYSE Euronext merger is restructured in the manner described above, any cash received instead of fractional share interests in ICE Group common stock), and increased by the amount of gain recognized on the exchange (regardless of whether such gain is classified as capital gain or dividend income, as discussed below), excluding, unless the NYSE Euronext merger is restructured in the manner described above, any gain recognized with respect to fractional share interests in ICE Group common stock for which cash is received, as discussed below; and

•

the holding period of ICE Group common stock received in exchange for shares of NYSE Euronext common stock (including any fractional shares interests in ICE Group common stock deemed received and exchanged for cash, as discussed below) will include the holding period of the NYSE Euronext common stock for which it is exchanged.

If holders of NYSE Euronext common stock acquired different blocks of NYSE Euronext common stock at different times or at different prices, any gain or loss will be determined separately with respect to each block of NYSE Euronext common stock and such holders’ basis and holding period in their shares of ICE Group common stock may be determined with reference to each block of NYSE Euronext common stock. Any such holders should consult their tax advisors regarding the manner in which cash and ICE Group common stock received in the exchange should be allocated among different blocks of NYSE Euronext common stock and with respect to identifying the bases or holding periods of the particular shares of ICE Group common stock received in the NYSE Euronext merger.

Gain or loss that holders of NYSE Euronext common stock recognize in connection with the NYSE Euronext merger generally will constitute capital gain or loss and will constitute long-term capital gain or loss if such holders have held their NYSE Euronext common stock for more than one year as of the date of the mergers. Long-term capital gain of certain non-corporate holders of NYSE Euronext common stock, including individuals, is generally taxed at preferential rates. The deductibility of capital losses is subject to limitations. In some cases, if a holder actually or constructively owns ICE Group common stock other than ICE Group common stock received pursuant to the NYSE Euronext merger, the recognized gain could be treated as having the effect of a distribution of a dividend under the tests set forth in Section 302 of the Internal Revenue Code, in which case such gain would be treated as dividend income. Because the possibility of dividend treatment depends upon each holder’s particular circumstances, including the application of constructive ownership rules, holders of NYSE Euronext common stock should consult their tax advisors regarding the application of the foregoing rules to their particular circumstances.

U.S. holders that are individuals, trusts or estates and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare tax on their “net investment income.” For this purpose, net investment income generally includes dividend income and net gain recognized with respect to a disposition of shares of NYSE Euronext common stock pursuant to the NYSE Euronext merger, unless such dividend income or net gain is derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consist of certain passive or trading activities). If you are a U.S. holder that is an individual, estate or trust, please consult your tax advisors regarding the applicability of the Medicare tax with respect to your disposition of shares of NYSE Euronext common stock pursuant to the NYSE Euronext merger.

Cash Received Instead of a Fractional Share of ICE Group Common Stock. A holder of NYSE Euronext common stock who receives cash instead of a fractional share of ICE Group common stock will generally be treated as having received the fractional share pursuant to the NYSE Euronext merger and then as having sold that fractional share of ICE Group common stock for cash. As a result, a holder of NYSE Euronext common stock will generally recognize gain or loss equal to the difference between the amount of cash received and the tax basis allocated to such fractional share of ICE Group common stock. Gain or loss recognized with respect to cash received in lieu of a fractional share of ICE Group common stock will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the mergers, the holding period for such shares is greater than one year. The deductibility of capital losses is subject to limitations. In the event the NYSE Euronext merger is restructured in the manner described above, the receipt of cash instead of a fractional share of ICE Group common stock generally will be treated as cash received in exchange for NYSE Euronext common stock as described above with respect to a holder of NYSE Euronext common stock who receives a combination of shares of ICE Group common stock and cash (other than cash received instead of a fractional shares of ICE Group common stock).

Information Reporting and Backup Withholding. Payments of cash to a holder of NYSE Euronext common stock may, under certain circumstances, be subject to information reporting and backup withholding, unless the holder provides proof of an applicable exemption or furnishes its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a holder under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the holder’s United States federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service.

The preceding discussion is intended only as a summary of material United States federal income tax consequences of the mergers. It is not a complete analysis or discussion of all potential tax effects that may be important to you. Thus, you are strongly encouraged to consult your tax advisor as to the specific tax consequences resulting from the mergers, including tax return reporting requirements, the applicability and effect of federal, state, local, and other tax laws and the effect of any proposed changes in the tax laws.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial statements present the combination of the historical consolidated financial statements of ICE and NYSE Euronext adjusted to give effect to the mergers. The unaudited pro forma condensed combined statements of income for the year ended December 31, 2012 combine the historical consolidated statements of income of ICE and the historical consolidated statements of operations of NYSE Euronext, giving effect to the mergers as if they had been consummated on January 1, 2012, the beginning of the earliest period presented. The unaudited pro forma condensed combined balance sheet combines the historical condensed consolidated balance sheet of ICE and the historical condensed consolidated balance sheet of NYSE Euronext as of December 31, 2012, giving effect to the mergers as if they had been consummated on December 31, 2012. The historical consolidated financial statements of NYSE Euronext have been adjusted to reflect certain reclassifications in order to conform to ICE’s financial statement presentation.

The unaudited pro forma condensed combined financial statements were prepared using the acquisition method of accounting with ICE considered the acquirer of NYSE Euronext. See “The Mergers—Accounting Treatment.” Under the acquisition method of accounting, the purchase price is allocated to the underlying NYSE Euronext tangible and intangible assets acquired and liabilities assumed based on their respective fair market values with any excess purchase price allocated to goodwill.

As of the date of this joint proxy statement/prospectus, ICE has not completed the detailed valuation studies necessary to arrive at the required estimates of the fair value of the NYSE Euronext assets to be acquired and the liabilities to be assumed and the related allocations of purchase price, nor has it identified all adjustments necessary to conform NYSE Euronext’s accounting policies to ICE’s accounting policies. A final determination of the fair value of NYSE Euronext’s assets and liabilities, including intangible assets with both indefinite or finite lives, will be based on the actual net tangible and intangible assets and liabilities of NYSE Euronext that exist as of the closing date of the mergers and, therefore, cannot be made prior to the completion of the transaction. In addition, the value of the consideration to be paid by ICE upon the consummation of the mergers will be determined based on the closing price of ICE’s common stock on the closing date of the mergers. As a result of the foregoing, the pro forma adjustments are preliminary and are subject to change as additional information becomes available and as additional analyses are performed. The preliminary pro forma adjustments have been made solely for the purpose of providing the unaudited pro forma condensed combined financial statements presented below. ICE estimated the fair value of NYSE Euronext’s assets and liabilities based on discussions with NYSE Euronext’s management, preliminary valuation studies, due diligence and information presented in NYSE Euronext’s public filings. Until the mergers are completed, both companies are limited in their ability to share certain information. Upon completion of the mergers, final valuations will be performed. Any increases or decreases in the fair value of relevant balance sheet amounts upon completion of the final valuations will result in adjustments to the pro forma balance sheet and/or statements of income. The final purchase price allocation may be different than that reflected in the pro forma purchase price allocation presented herein, and this difference may be material.

The aggregate purchase price for financial statement purposes will be based on the actual closing price per share of ICE common stock on the closing date, which could differ materially from the assumed value disclosed in the notes to the unaudited pro forma condensed combined financial statements. If the actual closing price per share of ICE common stock on the closing date is higher than the assumed amount, it is expected that the actual amount recorded for goodwill will be higher; conversely, if the actual closing price is lower, the actual amount recorded for goodwill will be lower. A hypothetical 10% change in ICE’s closing stock price on the closing date of the merger would have an approximate $681 million impact on the purchase price and subsequent goodwill balance.

Assumptions and estimates underlying the unaudited adjustments to the pro forma condensed combined financial statements (the “pro forma adjustments”) are described in the accompanying notes. The historical consolidated financial statements have been adjusted in the pro forma condensed combined financial statements to give effect to pro forma events that are: (1) directly attributable to the mergers; (2) factually supportable; and (3) with respect to the pro forma statements of income, expected to have a continuing impact on the combined results of ICE and NYSE Euronext following the mergers. The unaudited pro forma condensed combined financial statements have been presented for illustrative purposes only and are not necessarily indicative of the operating results and financial position that would have been achieved had the mergers occurred on the dates indicated. Further, the unaudited pro forma condensed combined financial statements do not purport to project the future operating results or financial position of the combined company following the mergers.

The unaudited pro forma condensed combined financial statements, although helpful in illustrating the financial characteristics of the combined company under one set of assumptions, do not reflect the benefits of expected cost savings (or associated costs to achieve such savings), opportunities to earn additional revenue, or other factors that may result as a consequence of the mergers and, accordingly, do not attempt to predict or suggest future results. Specifically, the unaudited pro forma condensed combined statements of income exclude projected operating efficiencies and synergies expected to be achieved as a result of the mergers, which are described under “The Mergers—Recommendation of the ICE Board of Directors and Reasons for the Mergers.” The projected operating synergies include approximately $450 million in combined annual cost synergies expected to be realized within three years of closing the mergers (inclusive of $150 million related to NYSE Euronext’s current cost savings program, known as Project 14). Of these expense synergies, 80% are expected to be realized within two years of closing. The unaudited pro forma condensed combined financial statements also exclude the effects of costs associated with any restructuring or integration activities or asset dispositions resulting from the mergers, as they are currently not known, and to the extent they occur, are expected to be non-recurring and will not have been incurred at the closing date of the mergers. However, such costs could affect the combined company following the mergers in the period the costs are incurred or recorded. Further, the unaudited pro forma condensed combined financial statements do not reflect the effect of any regulatory actions that may impact the results of the combined company following the mergers.

The unaudited pro forma condensed combined financial statements have been developed from and should be read in conjunction with:

•	the accompanying notes to the unaudited pro forma condensed combined financial statements;

•	the historical audited consolidated financial statements of ICE as of and for the year ended December 31, 2012, included in ICE’s Form 10-K and incorporated by reference in this document;

•

the historical audited consolidated financial statements of NYSE Euronext as of and for the year ended December 31, 2012, included in NYSE Euronext’s Form 10-K and incorporated by reference in this document; and

•

other information relating to ICE and NYSE Euronext contained in or incorporated by reference into this document. See “Where You Can Find More Information” and “Selected Historical Consolidated Financial Data.”

INTERCONTINENTALEXCHANGE, INC. AND NYSE EURONEXT

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2012

(In thousands, except per share amounts)

	Historical Statement of Income Information		Pro Forma
	ICE	NYSE Euronext	Adjustments	Notes		ICE Group Combined
Revenues:
Transaction and clearing fees, net	$1,185,195	$2,393,000				$3,578,195
Market data fees	146,789	348,000				494,789
Listing fees	—	448,000	$(128)	(a	)
			(88,000)	(b	)	359,872
Technology service fees	—	341,000	(1,025)	(a	)	339,975
Other	30,981	219,000				249,981

Total revenues	1,362,965	3,749,000	(89,153)			5,022,812
Transaction-based expenses:
Section 31 fees	—	301,000				301,000
Liquidity payments, routing and clearing	—	1,124,000				1,124,000

Total revenues less transaction-based expenses	1,362,965	2,324,000	(89,153)			3,597,812

Operating Expenses:
Compensation and benefits	251,152	601,000				852,152
Technology and communications	45,764	176,000				221,764
Professional services	33,145	299,000				332,145
Rent and occupancy	19,329	119,000				138,329
Acquisition-related transaction expenses and exit costs	19,359	134,000	(17,174)	(c	)	136,185
Selling, general and administrative	36,699	126,000	(1,153)	(a	)	161,546
Depreciation and amortization	130,502	260,000	(100)	(d	)	390,402

Total operating expenses	535,950	1,715,000	(18,427)			2,232,523

Operating income	827,015	609,000	(70,726)			1,365,289
Other expense, net	37,323	139,000	(1,117)	(e	)	175,206

Income before income taxes	789,692	470,000	(69,609)			1,190,083
Income tax expense	227,955	105,000	(27,713)	(g	)	305,242

Net income	$561,737	$365,000	$(41,896)			$884,841

Net income attributable to noncontrolling interest	(10,161)	(17,000)				(27,161)

Net income attributable to Combined Company	$551,576	$348,000	$(41,896)			$857,680

Earnings per share attributable to Combined Company common shareholders:
Basic	$7.59	$1.39				$7.47

Diluted	$7.52	$1.39				$7.42

Weighted average common shares outstanding:
Basic	72,712	250,000	(207,843)	(f	)	114,869

Diluted	73,366	250,000	(207,829)	(f	)	115,537

INTERCONTINENTALEXCHANGE, INC. AND NYSE EURONEXT

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF DECEMBER 31, 2012

(In thousands)

	Historical Balance Sheet Information		Pro Forma
	ICE	NYSE Euronext	Adjustments	Notes	ICE Group Combined
ASSETS
Current assets:
Cash and cash equivalents	$1,612,195	$337,000	$(948,337)	(h)
			(110,000)	(i)
			(135,326)	(j)	$755,532
Short-term restricted cash	86,823	—	110,000	(i)	196,823
Customer accounts receivable, net	127,260	405,000			532,260
Margin deposits and guaranty funds	31,882,493	—			31,882,493
Prepaid expenses and other current assets	41,316	266,000			307,316

Total current assets	33,750,087	1,008,000	(1,083,663)		33,674,424

Property, plant & equipment, net	143,392	948,000	(133,000)	(k)	958,392

Other noncurrent assets:
Goodwill	1,937,977	4,163,000	1,544,169	(l)	7,645,146
Other intangible assets, net	798,960	5,783,000	133,000	(k)
			2,707,000	(m)	9,421,960
Long-term restricted cash	162,867	—			162,867
Long-term investments	391,345	524,000			915,345
Other noncurrent assets	30,214	130,000			160,214

Total other noncurrent assets	3,321,363	10,600,000	4,384,169		18,305,532

Total assets	$37,214,842	$12,556,000	$3,167,506		$52,938,348

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$70,206	$636,000	$(9,115)	(n)	$697,091
Accrued salaries and benefits	55,008	188,000			243,008
Current portion of long-term debt	163,000	454,000	8,231	(q)	625,231
Deferred revenue	11,407	138,000	$(107,000)	(p)	42,407
Margin deposits and guaranty funds	31,882,493	—			31,882,493
Other current liabilities	63,583	—			63,583

Total current liabilities	32,245,697	1,416,000	(107,884)		33,553,813

Noncurrent liabilities:
Noncurrent deferred tax liability, net	216,141	1,435,000	1,247,103	(o)
			199,000	(p)
			(60,664)	(q)	3,036,580
Long-term debt	969,500	2,055,000	1,929,730	(q)	4,954,230
Deferred revenue	—	378,000	(378,000)	(p)	—
Other noncurrent liabilities	106,946	629,000			735,946

Total noncurrent liabilities	1,292,587	4,497,000	2,937,169		8,726,756

Total liabilities	33,538,284	5,913,000	2,829,285		42,280,569

Redeemable noncontrolling interest	—	274,000			274,000

EQUITY
Shareholders’ equity
Common stock	799	3,000	(3,000)	(r)
			424	(s)	1,223
Treasury stock	(716,815)	(968,000)	968,000	(r)	(716,815)
Additional paid-in capital	1,903,312	7,939,000	(7,939,000)	(r)
			6,809,008	(s)	8,712,320
Retained earnings	2,508,672	569,000	(695,211)	(r)	2,382,461
Accumulated other comprehensive loss	(52,591)	(1,198,000)	1,198,000	(r)	(52,591)

Total shareholders’ equity	3,643,377	6,345,000	338,221		10,326,598
Noncontrolling interest in consolidated subsidiaries	33,181	24,000			57,181

Total equity	3,676,558	6,369,000	338,221		10,383,779

Total liabilities and equity	$37,214,842	$12,556,000	$3,167,506		$52,938,348

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1.	Basis of Pro Forma Presentation

Overview

For a summary of the proposal for ICE to acquire NYSE Euronext, see “The Mergers—Transaction Structure.” Following the consummation of the ICE merger, and unless the NYSE Euronext merger is restructured such that Baseball Merger Sub will merge with and into NYSE Euronext, NYSE Euronext will merge with and into Baseball Merger Sub. For purposes of the unaudited pro forma condensed combined financial statements (the “pro forma financial statements”), we have assumed a total preliminary purchase price for the merger of approximately $9.5 billion, which consists of cash, shares of ICE Group common stock, and replacement share-based payment awards. Under the terms of the merger agreement, the transaction is currently valued at $38.77 per NYSE Euronext share, based on the closing price of ICE’s stock on April 2, 2013. Each issued and outstanding share of NYSE Euronext common stock (except for excluded shares and dissenting shares) will be converted into the right to receive 0.1703 of a share of ICE Group common stock and $11.27 in cash (this is referred to as the “standard election amount”). NYSE Euronext stockholders will also have the right to make either a cash election to receive $33.12 in cash, or a stock election to receive 0.2581 of a share of ICE Group common stock, for their NYSE Euronext shares. Both the cash election and the stock election are subject to the proration and adjustment procedures to ensure that the total amount of cash paid, and the total number of shares of ICE Group common stock issued, in the NYSE Euronext merger to the NYSE Euronext stockholders, as a whole, will be equal to the total amount of cash and number of shares that would have been paid and issued if all of the NYSE Euronext stockholders received the standard election amount, representing maximum cash consideration of approximately $2.7 billion and a maximum aggregate number of ICE Group common shares of approximately 42.4 million shares. NYSE Euronext stockholders who make no election will receive the standard election amount. The overall mix of the approximate $9.5 billion of merger consideration being paid by ICE and ICE Group is approximately 71% shares and 29% cash.

The pro forma financial statements have been prepared assuming the mergers are accounted for using the acquisition method of accounting under U.S. GAAP (which we refer to as “acquisition accounting”) with ICE as the acquiring entity. Accordingly, under acquisition accounting, the total estimated purchase price is allocated to the acquired net tangible and identifiable intangible assets of NYSE Euronext based on their respective fair values, as further described below.

To the extent identified, certain reclassifications have been reflected in the pro forma adjustments to conform NYSE Euronext’s financial statement presentation to that of ICE, as described in Note 2. However, the pro forma financial statements may not reflect all adjustments necessary to conform the accounting policies of NYSE Euronext to those of ICE due to limitations on the availability of information as of the date of this joint proxy statement/prospectus.

The pro forma adjustments represent management’s estimates based on information available as of the date of this joint proxy statement/prospectus and are subject to change as additional information becomes available and additional analyses are performed. The pro forma financial statements do not reflect the impact of possible revenue or earnings enhancements, cost savings from operating efficiencies or synergies, or asset dispositions. Also, the pro forma financial statements do not reflect possible adjustments related to restructuring or integration activities that have yet to be determined or transaction or other costs following the mergers that are not expected to have a continuing impact. Further, one-time transaction-related expenses anticipated to be incurred prior to, or concurrent with, closing the mergers are not included in the pro forma statements of income. However, the impact of such transaction expenses is reflected in the pro forma balance sheet as a decrease to retained earnings and a decrease to cash.

The pro forma statements of income for the year ended December 31, 2012 combine the historical consolidated statements of income of ICE and the historical consolidated statements of operations of NYSE

Euronext, giving effect to the mergers as if they had been consummated on January 1, 2012, the beginning of the earliest period presented. The pro forma balance sheet combines the historical consolidated balance sheet of ICE and the historical consolidated balance sheet of NYSE Euronext as of December 31, 2012, giving effect to the mergers as if they had been consummated on December 31, 2012.

Completion of the mergers is subject to regulatory approvals in Europe and the United States and approval by stockholders of both companies. As of the date of this joint proxy statement/prospectus, the mergers are expected to be completed during the second half of 2013.

Preliminary Estimated Purchase Price

The total preliminary estimated purchase price of approximately $9.5 billion was determined based on NYSE Euronext’s shares of common stock and awards outstanding under NYSE Euronext’s stock plan (which we refer to as equity awards), as of April 2, 2013. For purposes of the pro forma financial statements, such common stock and equity awards are assumed to remain outstanding as of the closing date of the mergers. Further, no effect has been given to any other new shares of common stock or other equity awards that may be issued or granted subsequent to the date of this joint proxy statement/prospectus and before the closing date of the mergers. In all cases in which ICE’s closing stock price is a determining factor in arriving at final merger consideration, the stock price assumed for the total preliminary purchase price is the closing price of ICE’s common stock on April 2, 2013 ($161.48 per share), the most recent date practicable in the preparation of this joint proxy statement/prospectus. The standard elected amount is assumed for purposes of preparing the table below.

(In thousands, except per share data)	Shares	Per Share	Purchase Consideration
Cash consideration for outstanding NYSE Euronext common stock	242,976	$11.27	$2,738,337

Total Cash Consideration			2,738,337

Shares of ICE Group common stock exchanged for NYSE Euronext common stock outstanding(1)	41,379	$161.48	6,681,845
ICE Group stock options exchanged for NYSE Euronext stock options outstanding(2)	8	$109.30	889
Shares of ICE Group common stock exchanged for NYSE Euronext time-based restricted stock units outstanding that do not require post-combination service (3)	779	$161.48	125,697
ICE Group time-based restricted stock units exchanged for NYSE Euronext time-based restricted stock units outstanding that require post-combination service (3)	191	N/A	—
ICE Group time-based restricted stock units exchanged for NYSE Euronext performance-based restricted stock units outstanding(4)	48	$161.48	1,001

Total Stock Consideration	42,405		6,809,432

Total Preliminary Estimated Purchase Price			$9,547,769

(1)	Number of shares of ICE Group common stock issued was determined based on the conversion factor of 0.1703 of a share of ICE Group common stock for each issued and outstanding share of NYSE Euronext common stock.
(2)	Number of ICE Group stock options issued was determined based on the 33,840 outstanding NYSE Euronext stock options multiplied by an exchange factor of 0.2402 per award. As defined in the merger agreement, the exchange factor is equal to the equity exchange factor of 0.1703 plus i) $11.27 divided by ii) the 10-day volume weighted average ICE stock price ending prior to the second to last trading day prior to April 2, 2013. The fair value of $109.30 per award was calculated using the Black-Scholes option pricing model. The entire fair value of the ICE awards has been attributed to purchase consideration as those awards require no post-combination service. The impact of the exchange of NYSE Euronext stock appreciation rights was excluded from the calculation above as their associated purchase consideration value would not be material.

(3)	For this purpose, we have assumed the restricted stock units are settled in shares of ICE Group common stock. Of the 4,035,529 total outstanding time-based restricted stock units of NYSE Euronext common stock, 3,240,541 will vest upon the closing of the mergers and the fair value of the shares of ICE Group issued in the satisfaction of these awards is included in the purchase consideration above as no post-combination service is required. The remaining 794,988 in outstanding NYSE Euronext shares were granted subsequent to December 31, 2012 (but prior to the date of this joint proxy statement/prospectus) and will require post-combination service. Therefore, the fair value of the replacement ICE Group time-based restricted share awards has been allocated fully to the post-combination service period and will be expensed prospectively by ICE Group. The number of ICE Group shares and time-based restricted stock units issued for these awards is based on an exchange factor of 0.2402, as calculated in footnote (2) above.
(4)	Each of the 201,684 outstanding performance-based restricted stock units of NYSE Euronext common stock will be deemed to have their performance condition satisfied as of the date of the mergers. ICE Group will issue replacement time-based restricted share units and the number of units issued will be based on an exchange factor of 0.2402, as calculated in footnote (2) above. Only 13% of the fair value of the replacement awards is included in the purchase consideration above, as this amount represents the fair value attributable to the service period completed prior to the merger date. The remaining service period will be completed post-merger and future vesting and expense will be recognized accordingly.

The purchase price will be computed using the closing price of ICE common stock on the closing date; therefore the actual purchase price will fluctuate with the market price of ICE common stock until the mergers are consummated. As a result, the final purchase price could differ significantly from the current estimate, which could materially impact the pro forma financial statements. For more information regarding the merger consideration, see “The Mergers—NYSE Euronext Merger Consideration” and “The Merger Agreement—Effect of the NYSE Euronext Merger on Shares of NYSE Euronext Common Stock and Interests of Baseball Merger Sub”.

The following table presents the changes to the value of stock consideration and the total preliminary purchase price based on a 10% increase and decrease in the per share price of ICE common stock (in thousands, except per share data):

	Price of ICE Common Stock	ICE Group Shares To Be Issued	Calculated Value of Stock Consideration	Cash Consideration Transferred	Total Preliminary Purchase Price
As of April 2, 2013	$161.48	42,405	$6,809,432	$2,738,337	$9,547,769
Decrease of 10%	$145.33	42,405	$6,128,493	$2,738,337	$8,866,830
Increase of 10%	$177.63	42,405	$7,490,371	$2,738,337	$10,228,708

Preliminary Estimated Purchase Price Allocation

The total preliminary estimated purchase price described above has been allocated to NYSE Euronext’s tangible and intangible assets and liabilities for purposes of these pro forma financial statements, based on their estimated relative fair values assuming the mergers were completed on the pro forma balance sheet date presented. The final allocation will be based upon valuations and other analyses for which there is currently insufficient information to make a definitive allocation. Accordingly, the purchase price allocation adjustments are preliminary and have been made solely for the purpose of providing pro forma financial statements. The final purchase price allocation will be determined after the mergers are consummated and after completion of a thorough analysis to determine the fair value of NYSE Euronext’s tangible assets and liabilities, including fixed assets and investments, and identifiable intangible assets and liabilities. As a result, the final acquisition accounting adjustments, including those resulting from conforming NYSE Euronext’s accounting policies to those of ICE, could differ materially from the pro forma adjustments presented herein. Any increase or decrease in the fair value of NYSE Euronext’s tangible and identifiable intangible assets and liabilities, as compared to the information shown herein, would also change the portion of purchase price allocable to goodwill and could impact the operating results of the combined company following the merger due to differences in amortization related to the assets and liabilities. The total preliminary estimated purchase price was allocated as follows, based on NYSE Euronext’s December 31, 2012 balance sheet (in thousands):

NYSE Euronext historical equity	$6,345,000
NYSE Euronext historical goodwill	(4,163,000)
NYSE Euronext historical intangible assets	(5,783,000)
Fair value adjustment of deferred revenue	485,000
Fair value adjustment of debt assumed	(147,961)
Deferred tax impact of fair value adjustment – deferred revenue	(199,000)
Deferred tax impact of fair value adjustment – debt assumed	60,664
Deferred tax liability on historical intangible assets	1,702,000

Net tangible liabilities assumed	(1,700,297)
Preliminary identifiable intangible assets	8,490,000
Deferred tax liabilities on preliminary identifiable intangible assets	(2,949,103)
Preliminary goodwill	5,707,169

Total Preliminary Estimated Purchase Price	$9,547,769

Preliminary identifiable intangible assets in the pro forma financial statements consist of anticipated intangibles derived from national securities exchange registrations, customer relationships and trade names, of which, customer relationships and certain trade names are amortizable. The amortization related to these amortizable identifiable intangible assets is reflected as a pro forma adjustment to the pro forma statements of income using the straight-line method. Management has determined the estimated remaining useful life of these assets based on its consideration of relevant factors. An indefinite remaining useful life for national securities exchange registrations has been estimated since the registrations represent rights to operate exchanges in perpetuity, based on the long history of the acquired exchanges and the expectation that a market participant would continue to operate them indefinitely. An indefinite remaining useful life for the NYSE trade name has been estimated based on its long history in the marketplace, its continued use following the NYSE Euronext merger, and its importance to the business of NYSE Euronext and prominence in the industry. A three year remaining useful life for the Liffe trade name has been estimated based on the period in which ICE expects a market participant would use the name prior to rebranding and the length of time the name is expected to maintain recognition and value in the market. A 20 year remaining useful life for customer relationships has been estimated based on the projected economic benefits associated with this asset. The 20 year estimated useful life represents the approximate point in the projection period in which a majority of the asset’s cash flows are expected to be realized based on assumed attrition rates. These assumptions have been based on discussions with

NYSE Euronext management as each company’s is limited in its ability to share certain information, which includes access to NYSE Euronext’s historical customer data.

The identifiable intangible assets and related amortization are preliminary and have been based on discussions with NYSE Euronext’s management, preliminary valuation studies, due diligence and information presented in public filings. As discussed above, the amount that will ultimately be allocated to identifiable intangible assets and liabilities, and the related amount of amortization, may differ materially from this preliminary allocation. In addition, the periods impacted by amortization expense will ultimately be based upon the periods in which we expect to derive the associated economic benefits or detriments. Therefore, the amount of amortization expense following the mergers may differ significantly between periods based upon the final value assigned to, and amortization methodology used for, each identifiable intangible. Intangible amortization has been presented in one line item on the pro forma statements of income; however, the ultimate classification of intangible amortization expense could differ materially, depending upon the final determination of the nature and amount of each identifiable intangible asset and liability.

The deferred tax liabilities above represent the estimated tax effect on the identifiable intangibles as there will be no tax basis in these assets. This determination is preliminary and subject to change based upon the final determination of the fair value of the identifiable intangible assets.

Goodwill represents the excess of the preliminary estimated purchase price over the fair value of the underlying net assets. Goodwill is not amortized to earnings, but instead is reviewed for impairment at least annually, absent any indicators of impairment.

2.	Pro Forma Adjustments

The unaudited pro forma condensed combined statements of income reflect the following adjustments:

a)	To eliminate listing and technology fees charged by NYSE Euronext to ICE.

b)	To remove revenue relating to the amortization of the eliminated deferred revenue balances, net of revenue recognized for listings that occurred in 2012. See adjustment p) below.

c)	To remove acquisition-related transaction costs related to the mergers, including $9.2 million incurred by ICE and $8.0 million incurred by NYSE Euronext for the year ended December 31, 2012.

d)	To record $61.0 million in amortization expense for the year ended December 31, 2012 on the acquired intangible assets described in adjustment m) below. To eliminate $61.1 million in amortization expense for the year ended December 31, 2012 recognized related to NYSE Euronext historical intangible assets.

e)	To reduce interest income earned on the ICE cash used to fund a portion of the cash merger consideration, to record interest expense on new debt to be incurred by ICE as part of the NYSE Euronext merger, to reduce interest expense for the amortization of the adjustment to the existing NYSE Euronext bonds to record them at fair market value, and to remove expenses related to commitment fees paid on the unused portion of ICE’s revolving credit facility, which will be drawn down as part of the merger consideration, as described in Note 3 below.

Year Ended December 31, 2012
(In thousands)
ICE interest income earned on cash paid for merger consideration	$1,626
Interest expense incurred on new debt	49,435
Reduction of interest expense from the amortization of the fair value adjustment to the existing NYSE Euronext bonds	(49,512)
Removal of commitment fees relating to the unused portion of ICE’s revolving credit facility	(2,666)

Pro forma adjustment to other expense	$(1,117)

For purposes of the pro forma interest expense incurred on the $1.79 billion new long-term debt to be incurred by ICE Group to fund a portion of the merger consideration, the interest rate applied is 2.5% per annum, or 1-month LIBOR of 0.21% plus an applicable margin of 2.25%, in accordance with the terms of ICE’s credit facility. In addition, $4.7 million in additional interest expense for the year ended December 31, 2012 is assumed on the ICE term loans during those periods based on a presumed higher rate of interest in accordance with the terms of the loans.

f)	To adjust the weighted average number of shares outstanding based on the standard election amount of $11.27 in cash plus 0.1703 of an ICE Group share for each share of NYSE Euronext stock outstanding as of April 2, 2013, as well as the dilutive impact of the NYSE Euronext restricted stock and stock option awards to be exchanged for ICE Group stock awards in connection with the NYSE Euronext merger, as follows:

Year Ended December 31, 2012
(In thousands)
Basic:
Elimination of NYSE Euronext historical weighted average shares	(250,000)
ICE Group estimated incremental shares issued related to the merger	41,379
Issuance of ICE Group common stock in exchange for outstanding NYSE Euronext restricted stock awards	778

Weighted average share adjustment, net	(207,843)

Diluted:
Elimination of NYSE Euronext weighted average shares	(250,000)
ICE Group estimated incremental shares issued related to the merger	41,379
Issuance of ICE Group common stock in exchange for outstanding NYSE Euronext restricted stock awards	778
Dilutive impact of NYSE Euronext stock awards assumed by ICE Group	14

Weighted average share adjustment, net	(207,829)

g)	To record the tax effect on pro forma adjustments at a combined U.S. (federal and state) statutory income tax rate of 40% for the year ended December 31, 2012.

The unaudited pro forma condensed combined balance sheet reflects the following adjustments:

h)	To reflect the use of ICE cash on hand to fund a portion of the cash consideration, as described in Note 1 above.

i)	To reclassify minimum cash balances to be maintained in certain markets to restricted cash to conform to ICE’s accounting policy.

j)	To reflect the impact of $143.4 million estimated transaction costs anticipated to be paid by both ICE and NYSE Euronext prior to, or concurrent with, the closing of the mergers, net of $8.1 million paid during the year ended December 31, 2012. Of the combined $143.4 million in estimated transaction costs, $78.7 million relates to investment banker fees as specified in the relevant agreements. The remaining $64.7 million in estimated transaction costs primarily relate to professional fees associated with the mergers, including legal, accounting, tax, regulatory filing and printing fees to be paid to third parties based on actual expenses incurred to date and each party’s best estimate of its remaining fees as provided to ICE and NYSE Euronext.

k)	To reclassify NYSE Euronext developed technology as it will be recognized as an intangible asset in connection with purchase accounting. ICE will continue to assess the fair value of all property, plant and equipment, including this technology, as integration decisions are made. Therefore, fair value adjustments to these assets may change and will be accounted for accordingly if and when such a determination is made.

l)	To eliminate $4.2 billion of historical NYSE Euronext goodwill and record $5.7 billion of goodwill resulting from the merger. See Note 1 above for preliminary estimated purchase price allocation.

m)	To reflect the elimination of $5.8 billion of historical intangible assets of NYSE Euronext and the recording of $8.5 billion of identifiable intangible assets related to the mergers. The estimated intangible assets attributable to the mergers are comprised of the following:

	Estimated Fair Value (In thousands)	Estimated remaining useful life (in years)	Estimated amortization expense for year ended December 31, 2012 (In thousands)
National securities exchange registrations	$6,920,000	Indefinite	N/A
Customer relationships	1,160,000	20	$58,000
Trade names	410,000	3 to Indefinite	3,000

Total	$8,490,000		$61,000

As part of these preliminary estimates, national securities exchange registrations and customer relationships were valued using the excess earnings approach and trade names were valued using the relief-from-royalty method under the income approach. Amortization expense was calculated using a straight-line method. See Note 1 for a discussion of the estimated remaining useful life for each intangible asset category identified above.

n)	To remove accrued acquisition-related transaction costs related to the mergers.

o)	To record a deferred tax liability of $2.9 billion related to the $8.5 billion estimated fair value of identifiable intangible assets at an estimated blended statutory income tax rate of 35% for the relevant U.S. and foreign taxing jurisdictions, and to eliminate $1.7 billion of NYSE Euronext historical deferred tax liabilities associated with historical identifiable intangible assets.

p)	To eliminate $485.0 million in deferred revenue balances (and the related $199.0 million in deferred tax assets) relating to NYSE Euronext original listing fees to reflect that, following the completion of the mergers, the combined company would not have assumed a legal performance obligation to their customers.

q)	To record the incurrence of new long-term debt of $1.79 billion under ICE’s revolving credit facility to fund a portion of the cash consideration in the mergers. In addition, to record an increase of $148.0 million to the historical NYSE Euronext outstanding debt at its fair value (and to record the related $60.7 million in deferred tax assets) as of December 31, 2012, based on current public debt prices. Of the $148.0 million debt fair value adjustment, $8.2 million is current and $139.7 million is noncurrent.

r)	To eliminate NYSE Euronext’s historical equity balances that remain after adjusting for the mergers and to reflect estimated transaction costs as discussed above in adjustments j) and n).

s)	To reflect the issuance of 42.4 million shares of ICE Group common stock in connection with the merger, as discussed in Note 1, valued at a per share price of $161.48, which was the ICE closing stock price on April 2, 2013.

3.	Financing Considerations

The pro forma financial statements assume, as summarized in Note 1, that the preliminary estimated purchase price for the mergers is approximately $9.5 billion, comprised of $6.8 billion in equity consideration (including the issuance of approximately 42.4 million shares of ICE Group common stock in exchange for outstanding shares of NYSE Euronext common stock, restricted stock and stock options) and approximately $2.7 billion in cash consideration. The cash portion of the purchase price is expected to be funded using $948.3 million from existing unrestricted cash balances of ICE on the closing date of the mergers and borrowings of $1.79 billion under ICE’s revolving credit facility.

As of December 31, 2012, ICE has an aggregate $2.1 billion five-year senior unsecured multicurrency revolving credit facility in place, of which $1.5 billion was available to be borrowed by ICE. In December 2012, ICE borrowed $295.0 million under its revolving credit facility for temporary borrowing capacity to facilitate intercompany transactions. As a result, ICE will have $1.79 billion available for borrowing under its revolving credit facility to fund the cash consideration of the NYSE Euronext merger on the closing date. The ICE revolving credit facility matures on November 9, 2016. ICE management does not anticipate repatriating any undistributed earnings of non-U.S. subsidiaries to fund the cash portion of the NYSE Euronext merger consideration, pay dividends, or pay down the existing $295 million borrowing under ICE’s revolving credit facility. The existing $295 million borrowing by a non-U.S. subsidiary under ICE’s revolving credit facility will be repaid with cash of the non-U.S. subsidiary and, as of March 31, 2013, the loan balance has been paid down by $199.5 million. Further, ICE’s available U.S. cash and liquidity will be sufficient to fund the cash portion of the NYSE Euronext merger consideration at closing and ICE’s anticipated U.S. operating cash flow will be sufficient to fund the ICE Group’s future dividend requirements.

The outstanding debt of the combined company in the pro forma balance sheet as of December 31, 2012 consists of (i) the $1.79 billion expected to be borrowed to fund a portion of the cash consideration in the NYSE Euronext merger under ICE’s revolving credit facility, (ii) ICE’s term loan facility, which had $437.5 million outstanding with a 1.46% interest rate as of December 31, 2012, (iii) ICE’s senior notes, tranche A, which has $200.0 million outstanding with a 4.13% interest rate as of December 31, 2012, (iv) ICE’s senior notes, tranche B, which has $200.0 million outstanding with a 4.69% interest rate as of December 31, 2012, (v) ICE’s $295.0 million borrowed under its revolving credit facility in December 2012 discussed above, (vi) NYSE Euronext’s European bonds, which have $1.2 billion outstanding with a 5.375% interest rate as of December 31, 2012 (plus an additional $116.7 million pro forma adjustment to record the debt to its fair value), (vii) NYSE Euronext’s U.S. bonds (June 2013 maturity), which have $414.0 million outstanding with a 4.8% interest rate as of December 31, 2012 (plus an additional $8.2 million pro forma adjustment to record the debt to its fair value), and (viii) NYSE Euronext’s U.S. bonds (October 2017 maturity), which have $847.0 million outstanding with a 2.0% interest rate as of December 31, 2012 (plus an additional $23.0 million pro forma adjustment to record the debt to its fair value). Subsequent to or in connection with the closing of the mergers, ICE intends to refinance the majority of the $1.79 billion it will borrow under the revolving credit facilities through the issuance of new debt. ICE does not currently expect the interest rate on any public or private issuance of debt securities to be materially different from the interest rate available under ICE’s current revolving credit facility.

The pro forma financial statements reflect our estimate of the amount of financing required to complete the mergers. The actual amount of financing required for the mergers will not be determined until the closing date of the mergers when the actual purchase price, the actual amount of existing unrestricted cash balances of ICE, and the total value of ICE Group common stock to be issued are known. The actual amount of available cash at closing and the total value of common stock to be issued in the NYSE Euronext merger may vary materially from preliminary estimates. The pro forma financial statements also reflect an estimate of interest rates for the various debt facilities based on current market conditions and rates as of the date of this joint proxy statement/prospectus and based on facilities with similar terms and tenors. However, the actual interest incurred on our debt may vary significantly based upon, among other factors outside our control, market conditions, the amount of each debt facility utilized, and ICE and ICE Group’s ability to refinance our debt through the public offering of debt securities subsequent to or in connection with the closing of the mergers. A 100 basis point increase or decrease in interest rates on the $1.79 billion new long-term debt, compared to the rates used for determining interest expense in the pro forma statements of income, would have an approximate $17.9 million impact on our assumed annual interest expense.

COMPARISON OF STOCKHOLDERS’ RIGHTS

This section describes the material differences between the rights of holders of shares of NYSE Euronext common stock prior to the mergers, holders of shares of ICE common stock prior to the mergers, and holders of shares of ICE Group common stock after completion of the mergers. The differences between the rights of such stockholders primarily result from the differences between the governing documents of NYSE Euronext and ICE and the governing documents of ICE Group after the mergers. As a result of the mergers, holders of shares of ICE common stock and NYSE Euronext common stock (other than NYSE Euronext stockholders who elect and receive all cash in the mergers, and holders of excluded shares and dissenting shares) will become holders of shares of ICE Group common stock. Thus, following the mergers, ICE and NYSE Euronext stockholders will have the same rights as ICE Group stockholders after the mergers to the extent they receive shares of ICE Group common stock as merger consideration. NYSE Euronext stockholders choosing the cash election may receive shares of ICE Group common stock in the mergers (dependent upon the proration and adjustment procedures that will ensure that the total amount of cash paid, and the total number of shares of ICE Group common stock issued, in the mergers, as a whole, will be equal to the total amount of cash and number of shares of common stock that would have been issued if all of the NYSE Euronext stockholders received the standard election amount). The provisions of ICE Group’s amended and restated certificate of incorporation and amended and restated bylaws, including the terms of the shares of ICE Group common stock, will become applicable to the ICE and NYSE Euronext stockholders who continue as ICE Group stockholders as a result of the mergers regardless of whether they vote in favor of the ICE Merger proposal, any of the ICE Group Governance-Related proposals, or the NYSE Euronext Merger proposal, as applicable. The completion of the mergers is conditioned on the approval by ICE stockholders of the ICE Merger proposal and each of the ICE Group Governance-Related proposals, and by the NYSE Euronext stockholders of the NYSE Euronext Merger proposal.

This section does not include a complete description of all differences among the rights of NYSE Euronext, ICE and ICE Group stockholders before and/or after the mergers, nor does it include a complete description of their specific rights. Furthermore, the identification of some of the differences in these rights as material is not intended to indicate that other differences that may be equally important do not exist. All NYSE Euronext stockholders and ICE stockholders are urged to read carefully the relevant provisions of the Delaware General Corporation Law, as well as the amended and restated certificate of incorporation and second amended and restated bylaws of NYSE Euronext and the fourth amended and restated certificate of incorporation and amended and restated bylaws of ICE, copies of which have been filed with the SEC, and the form of amended and restated certificate of incorporation and form of amended and restated bylaws of ICE Group, copies of which are attached as Appendix B and Appendix C, respectively, to this joint proxy statement/prospectus. This summary is qualified in its entirety by reference to the ICE Group proposed amended and restated certificate of incorporation and proposed amended and restated bylaws, which remain subject to review and approval by the SEC. The following description is based on ICE Group’s current understanding regarding the limitations and requirements that will apply to its capital stock after completion of the mergers, although it is possible that, after the date of this document, the SEC and certain European regulators may require changes as part of their approval of the mergers. Any changes to the proposed form of these documents will be approved by the boards of directors of ICE Group and ICE, as sole stockholder of ICE Group.

NYSE Euronext Stockholders before Completion of the Mergers	ICE Stockholders before Completion of the Mergers	ICE Group Stockholders after Completion of the Mergers

Authorized Capital Stock

Common Stock. NYSE Euronext is currently authorized to issue up to 800,000,000 shares of common stock, par value $0.01 per share.

Preferred Stock. NYSE Euronext is also authorized to issue up to 400,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock. ICE is currently authorized to issue up to 194,275,000 shares of common stock, par value $0.01 per share.

Preferred Stock. ICE is currently authorized to issue up to 25,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock. ICE Group will be authorized to issue up to 500,000,000 shares of common stock, par value $0.01 per share.

Preferred Stock. ICE Group will be authorized to issue up to 100,000,000 shares of preferred stock, par value $0.01 per share.

NYSE Euronext Stockholders before Completion of the Mergers	ICE Stockholders before Completion of the Mergers	ICE Group Stockholders after Completion of the Mergers

Dividends/Distributions

Subject to Delaware law, holders of shares of NYSE Euronext common stock are entitled to receive dividends when, as and if declared by the NYSE Euronext board of directors out of funds legally available for payment, subject to the rights of holders, if any, of NYSE Euronext preferred stock.

Dividends on the capital stock of NYSE Euronext, subject to NYSE Euronext’s certificate of incorporation and applicable law, may be declared by the board of directors at any regular or special meeting, or by unanimous written consent of the directors without a meeting, pursuant to applicable law. Dividends may be paid in cash, in property or in shares of capital stock.

Subject to Delaware law, holders of shares of ICE common stock have a right to receive dividends and distributions as may be declared on such shares of common stock by the ICE board of directors out of legally available assets or funds of ICE, subject to the rights, if any, of holders of shares of ICE preferred stock.

Dividends on the capital stock of ICE, subject to ICE’s certificate of incorporation and applicable law, may be declared by the board of directors from time to time at any regular or special meeting, or by unanimous written consent of the directors without a meeting, pursuant to applicable law. Dividends may be paid in cash, in property or in shares of capital stock.

Same as ICE stockholders before completion of the mergers.

Annual Meetings of Stockholders

An annual meeting of stockholders to elect directors and transact other business properly brought before the meeting is held at such place, date and time as determined by the board of directors.

Under the NYSE Euronext bylaws, notice of the place, day and hour of the meeting and the general nature of the business to be considered must be provided to each shareholder not less than 10 days and not more than 60 days before the meeting date, except where otherwise required by the Delaware General Corporation Law.

An annual meeting of stockholders to elect directors and transact other business properly brought before the meeting is held at such date and time as designated from time to time by the board of directors. A meeting of stockholders may be held by means of remote communication rather than at any place, as authorized by law.

Under the ICE bylaws, notice of the place, if any, date and hour of the meeting, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote, at such meeting, must be provided to each shareholder not less than 10 days and not more than 60 days before the meeting date, unless otherwise provided by applicable law.

Same as ICE stockholders before completion of the mergers.

NYSE Euronext Stockholders before Completion of the Mergers	ICE Stockholders before Completion of the Mergers	ICE Group Stockholders after Completion of the Mergers

Shareholder Proposals

The proposal of business to be considered by the shareholders may be made by any shareholder of record of NYSE Euronext by giving written notice to the corporate secretary of NYSE Euronext within a certain period. Such business must also be a proper matter for stockholder action.	A record stockholder of ICE entitled to vote at an annual meeting may bring a matter before any annual meeting of stockholders by giving written notice to the corporate secretary of ICE within a certain period.	Same as ICE stockholders before completion of the mergers.

Special Meetings of Stockholders

Special meetings of stockholders may be called at any time by the board of directors acting pursuant to a resolution adopted by a majority of the directors, the chairman of the board, the deputy chairman of the board, the chief executive officer, or the deputy chief executive officer. No matter can be brought before a special meeting of stockholders unless such matter shall have been brought before the meeting pursuant to NYSE’s notice requirement.	Special meetings of stockholders may be called at any time by the board of directors, the chairman of the board, the chief executive officer, or the request of holders of common stock representing in the aggregate at least 50% of the shares of common stock outstanding at such time. Such request shall state the purpose or purposes of the proposed meeting. No matter can be brought before a special meeting of stockholders unless such matter shall have been brought before the meeting pursuant to ICE’s notice requirement.

Special meetings of stockholders may be called at any time by the board of directors, the chairman of the board, the chief executive officer, or at the request of holders of common stock representing in the aggregate at least 50% of the shares of common stock outstanding at such time that would be entitled to vote at the meeting. Such request shall state the purpose or purposes of the proposed meeting. No matter can be brought before a special meeting of stockholders unless such matter shall have been brought before the meeting pursuant to ICE’s notice requirement.

Voting Rights—General

Holders of shares of NYSE Euronext common stock are entitled to one vote for each share owned of record on all matters requiring a vote of the stockholders of NYSE Euronext, subject to the voting limitations contained in the organizational documents of NYSE Euronext, and except as may otherwise be provided with respect to a vote by holders of preferred stock.

Subject to the rights, if any, of the holders of any series of preferred stock issued and subject also to applicable law, voting rights are vested in the holders of shares of NYSE Euronext common stock.

Holders of shares of ICE common stock are entitled to one vote for each share owned of record on all matters requiring a vote of the stockholders of ICE, except as may otherwise be provided with respect to a vote by holders of preferred stock.

Except as otherwise required by law or as may otherwise be provided with respect to a vote by holders of preferred stock, holders of shares of ICE common stock vote together as a single class on matters presented to the stockholders for their vote or approval.

NYSE Euronext Stockholders before Completion of the Mergers	ICE Stockholders before Completion of the Mergers	ICE Group Stockholders after Completion of the Mergers

There are no cumulative voting rights.

There are certain limitations on voting if a person (either alone or together with their related persons) owns above a certain percentage of the outstanding equity of NYSE Euronext, described below under “Limitations on Voting Concentration.”

Unless otherwise provided for in the certificate of incorporation or bylaws of ICE, any business brought before an annual or special meeting of stockholders where a quorum is present will be decided by the vote of the holders of a majority of the votes cast at such meeting.

Following the mergers, holders of shares of ICE Group common stock will be entitled to one vote for each share owned of record on all matters requiring a vote of the stockholders of ICE Group, except as may otherwise be provided with respect to a vote by holders of preferred stock, and subject to certain limitations on voting if a person (either alone or together with their related persons) owns above a certain percentage of the outstanding stock of ICE Group, described below under “Limitations on Voting Concentration.” Other than such limitations on voting, the provisions of the ICE Group certificate of incorporation and bylaws and the rights of holders of shares of ICE Group common stock related to general voting rights after the ICE merger will be the same as the corresponding provisions of the ICE certificate of incorporation and bylaws immediately prior to the ICE merger.

Quorum

Holders of a majority of the voting power of the outstanding shares of stock entitled to vote on a matter at the meeting, represented in person or by proxy, constitutes a quorum (with shares in excess of the limitations on voting described below under “Limitations on Voting Concentration” not being counted unless the voting limitations are waived properly).	Holders of a majority of the stock issued and outstanding and entitled to vote, present in person or represented by proxy, constitutes a quorum.

Holders of a majority of the voting power of the outstanding shares of stock entitled to vote on a matter at a shareholder meeting, present in person or represented by proxy, will constitute a quorum (with shares in excess of the limitations on voting described below under “Limitations on Voting Concentration” not being counted unless the voting limitations are waived properly).

Approval of Extraordinary Transactions

Approvals for certain extraordinary transactions beyond those required by Delaware law are required. Any merger, consolidation or sale of substantially all of the assets of a corporation must be approved by a resolution adopted by a majority of	The Delaware General Corporation Law generally requires that any merger, consolidation, or sale of substantially all the assets of a corporation be approved by a vote of a majority of all outstanding shares entitled to vote thereon. Although a

After the mergers are completed, approvals for certain extraordinary transactions beyond those required by Delaware law will be required. Any merger, consolidation or sale of substantially all of the assets of a corporation must be approved by

NYSE Euronext Stockholders before Completion of the Mergers	ICE Stockholders before Completion of the Mergers	ICE Group Stockholders after Completion of the Mergers

the directors and approved by a vote of a majority of the outstanding shares entitled to vote thereon. In addition, the following extraordinary transactions by NYSE Euronext require approval of at least two-thirds of the directors then in office (instead of a majority of the directors then in office):

•   the direct or indirect acquisition, sale or disposition by NYSE Euronext or any of its subsidiaries of assets or equity securities where the consideration received in respect of such assets or equity securities has a fair market value, measured as of the date of the execution of the definitive agreement providing for such acquisition, sale or disposition (or, if no definitive agreement is executed for such acquisition, sale or disposition, the date of the consummation of such acquisition, sale or disposition), in excess of 30% of the aggregate equity market capitalization of NYSE Euronext as of such date;

•   a merger or consolidation of NYSE Euronext or any of its subsidiaries with any entity with an aggregate equity market capitalization (or, if such entity’s equity securities are not traded on a national securities exchange, with a fair market value of assets), measured as of the date of the execution of the definitive agreement providing for such merger or consolidation (or, if no definitive agreement is executed for such merger or consolidation, the date of the

Delaware corporation’s certificate of incorporation may provide for a greater vote, the ICE certificate of incorporation does not.

a resolution adopted by a majority of the directors and approved by a vote of a majority of the outstanding shares entitled to vote thereon. In addition, the following extraordinary transactions by ICE Group will require approval of at least two-thirds of the directors then in office:

•   the direct or indirect acquisition by ICE Group or any of its subsidiaries of assets of, or equity securities issued by, any entity that would upon acquisition become a U.S. Regulated Subsidiary and/or a European Market Subsidiary or a sale or disposition by ICE Group or any of its subsidiaries of the assets of, or equity securities issued by, any entity that is a U.S. Regulated Subsidiary and/or a European Market Subsidiary, where the consideration received in respect of such assets or equity securities has a fair market value in excess of 30% of the aggregate equity market capitalization of ICE Group; or

•   a merger or consolidation of ICE Group or any of its subsidiaries with any entity engaged primarily in the business of operating any company that would upon consummation become a U.S. Regulated Subsidiary and/or a European Market Subsidiary, with an aggregate equity market capitalization (or, if such entity’s equity securities are not traded on a securities exchange, with a

NYSE Euronext Stockholders before Completion of the Mergers	ICE Stockholders before Completion of the Mergers	ICE Group Stockholders after Completion of the Mergers

consummation of such merger or consolidation), in excess of 30% of the aggregate equity market capitalization of NYSE Euronext as of such date; or

•   any direct or indirect acquisition by NYSE Euronext or any of its subsidiaries of assets or equity securities of an entity whose principal place of business is outside of the United States and Europe, or any merger or consolidation of NYSE Euronext or any of its subsidiaries with an entity whose principal place of business is outside of the United States and Europe, pursuant to which NYSE Euronext has agreed that one or more directors of the NYSE Euronext board of directors is a person who is neither a U.S. domiciliary nor a European domiciliary as of the most recent election of directors.

fair market value of assets) in excess of 30% of the aggregate equity market capitalization of ICE Group.

For purposes of the ICE Group certificate of incorporation and bylaws after the merger:

•   “U.S. Regulated Subsidiaries” means New York Stock Exchange LLC, NYSE Market, Inc., NYSE Regulation, Inc., NYSE Arca, LLC, NYSE Arca, Inc., NYSE Arca Equities, Inc. and NYSE MKT LLC or their successors, in each case to the extent that such entities continue to be controlled, directly or indirectly, by ICE Group (and each a “U.S. Regulated Subsidiary”);

•   “European Market Subsidiary” means (A) any of (1) Euronext Brussels N.V./S.A., (2) Euronext Lisbon S.A., (3) Euronext Amsterdam N.V., (4) Euronext Paris S.A.; and (5) any other subsidiary of Euronext operating a European Regulated Market that is formed or acquired by Euronext after April 4, 2007; provided that, in the case of (5), the formation or acquisition of such subsidiary shall have been approved by the ICE Group board of directors and the jurisdiction in which such subsidiary is located is represented in the Euronext College of Regulators; and (B) any other subsidiary controlled, directly or indirectly, by any of the

NYSE Euronext Stockholders before Completion of the Mergers	ICE Stockholders before Completion of the Mergers	ICE Group Stockholders after Completion of the Mergers

entities listed in sub-paragraph (A)(1), (2), (3) and (4), including Interbolsa S.A.; and

•   “European Regulated Markets” means (A) each “regulated market” or “multilateral trading facility” (each as defined by the European Directive on Markets in Financial Instruments 2004/39 EC) in Europe that (1) is operated by Euronext Brussels N.V./S.A., Euronext Lisbon S.A., Euronext Amsterdam N.V., or Euronext Paris S.A.; or (2) is operated by an entity formed or acquired by Euronext after the Effective Time; provided that, in the case of sub-paragraph (2), the formation or acquisition of such European Regulated Market shall have been approved by the ICE Group board of directors and the jurisdiction in which such European Regulated Market operates is represented in the Euronext College of Regulators; and (B) any other facility operated by an entity controlled, directly or indirectly, by any of the entities listed in sub-paragraph (A)(1), including Interbolsa S.A., (and each a “European Regulated Market”).

Limitations on Ownership Concentration

The NYSE Euronext certificate of incorporation, provides that no person, either alone or with its related persons may beneficially own shares of stock of NYSE Euronext representing in the aggregate more than 20% of the
then-outstanding votes entitled to be cast on any matter unless otherwise	There are no ownership limitations on ICE shares.

After the mergers are completed, the ICE Group certificate of incorporation will provide that, for so long as ICE Group shall control, directly or indirectly, any U.S. Regulated Subsidiary or any European Market Subsidiary, no person, either alone or with its

NYSE Euronext Stockholders before Completion of the Mergers	ICE Stockholders before Completion of the Mergers	ICE Group Stockholders after Completion of the Mergers

approved by the NYSE Euronext board of directors (in accordance with the requirements of the NYSE Euronext certificate of incorporation) and the SEC.

Any waiver of the ownership concentration limitation must also be approved by each European regulator having appropriate jurisdiction and authority.

In considering whether to grant a waiver of the ownership limitations, the NYSE Euronext board of directors must determine, among other things, that the ownership of such shares:

•   will not impair the ability of NYSE Euronext, NYSE Group, Inc. or the U.S. regulated subsidiaries of NYSE Euronext to discharge their respective responsibilities under the Exchange Act and the rules thereunder;

•   will not impair the ability of NYSE Euronext or the European market subsidiaries of NYSE Euronext to discharge their respective responsibilities under European exchange regulations;

•   will not impair the SEC’s ability to enforce the Exchange Act;

•   will not impair the European regulator’s ability to enforce European exchange regulations; and

•   is otherwise in the best interests of NYSE Euronext, its shareholders, its U.S. regulated subsidiaries and its European market subsidiaries.

related persons, may beneficially own shares of stock of ICE Group representing in the aggregate more than 20% of the then outstanding votes, entitled to be cast on any matter unless otherwise approved by the ICE Group board of directors (in accordance with the requirements of the ICE Group certificate of incorporation), the SEC and each European regulator having appropriate jurisdiction and authority. If no such permission is granted and approved, any person who owns shares of ICE Group common stock in excess of the 20% ownership threshold will be obligated to sell, and ICE Group will be obligated to purchase, at par value the number of shares held by such person above the ownership limitation.

In considering whether to grant a waiver of the ownership limitations, the ICE Group board of directors must determine, among other things, that the ownership of such shares:

•   will not impair the ability of any U.S. Regulated Subsidiary, ICE Group or NYSE Group to discharge their respective responsibilities under the Exchange Act and the rules thereunder;

•   will not impair the ability of any European Market Subsidiary, ICE Group or Euronext to discharge their respective responsibilities under European exchange regulations;

NYSE Euronext Stockholders before Completion of the Mergers	ICE Stockholders before Completion of the Mergers	ICE Group Stockholders after Completion of the Mergers

In addition, the NYSE Euronext board of directors may not waive the ownership limitation for:

•   any person who is, or who has a related person who is, subject to any statutory disqualification under the Exchange Act (a “U.S. disqualified person”);

•   any person who has been, or who has a related person who has been, determined by a European regulator to be in violation of the laws or regulations adopted in accordance with the European Directive on Markets in Financial Instruments applicable to any European market subsidiary requiring such person to act fairly, honestly and professionally (a “European disqualified person”); or

•   will not impair the SEC’s ability to enforce the Exchange Act;

•   will not impair any European regulator’s ability to enforce European exchange regulations; and

•   is otherwise in the best interests of ICE Group, its stockholders, its U.S. Regulated Subsidiaries and its European Market Subsidiaries.

In addition, and among other limitations, the ICE Group board of directors may not waive the ownership limitation for:

•   any person who is, or who has a related person who is, subject to any statutory disqualification under the Exchange Act (a “U.S. disqualified person”);

•   any person who is, or who has a related person who is, a member of New York Stock Exchange LLC or NYSE Market, Inc. or is a ETP Holder of NYSE Arca Equities, Inc. or an OTP Holder or OTP Firm of NYSE Arca, Inc. or any facility of NYSE Arca, Inc., for so long as NYSE Euronext controls any of the foregoing entities.

•   any person who has been, or who has a related person who has been, determined by a European regulator to be in violation of the laws or regulations adopted in accordance with the European Directive on Markets in Financial Instruments applicable to any European Market Subsidiary requiring such person to act fairly, honestly and professionally (a “European disqualified person”); or

•   any person who is, or who has a related person who is, a member of New York Stock Exchange LLC or NYSE Market, Inc. or is a ETP Holder of NYSE Arca Equities, Inc. or an OTP Holder or OTP Firm of NYSE Arca, Inc. or any

NYSE Euronext Stockholders before Completion of the Mergers	ICE Stockholders before Completion of the Mergers	ICE Group Stockholders after Completion of the Mergers
facility of NYSE Arca, Inc., for so long as ICE Group controls any of the foregoing entities.

Limitations on Voting Concentration

The NYSE Euronext certificate of incorporation provides that no person, either alone or with its related persons, may possess the right to vote or cause the voting of shares representing more than 10% of the then outstanding votes entitled to be cast on any matter, and no person, either alone or with its related persons, may acquire the ability to vote more than 10% of the then-outstanding votes entitled to be cast on any matter by virtue of agreements entered into by other persons not to vote shares of NYSE Euronext capital stock.

The voting limitations do not apply to a solicitation of a revocable proxy by or on behalf of NYSE Euronext or by any officer or director of NYSE Euronext acting on behalf of NYSE

There are no voting limitations on ICE shares.

After the mergers are completed and for so long as ICE Group shall control, directly or indirectly, any U.S. Regulated Subsidiary or any European Market Subsidiary, the ICE Group certificate of incorporation will provide that no person, either alone or with its related persons, may possess the right to vote or cause the voting of shares representing more than 10% of the then outstanding votes entitled to be cast on any matter, and no person, either alone or with its related persons, may acquire the ability to vote more than 10% of the then outstanding votes entitled to be cast on any matter by virtue of agreements entered into by other persons not to vote shares of ICE Group capital stock.

Euronext or to a solicitation of a revocable proxy by a NYSE Euronext shareholder in accordance with Regulation 14A of the Exchange Act. This exception, however, does not apply to certain solicitations by a shareholder pursuant to Rule 14a-2(b)(2) of the Exchange Act, which permits a solicitation made otherwise than on behalf of NYSE Euronext where the total number of persons solicited is not more than ten.

The NYSE Euronext board of directors may waive the limitations on voting concentration under certain conditions with the approval of the SEC. Additionally, any waiver of the voting concentration limitation must also be approved by each European regulator having appropriate jurisdiction and authority.

The voting limitations do not apply to a solicitation of a revocable proxy by or on behalf of ICE Group or by any officer or director of ICE Group acting on behalf of ICE Group or to a solicitation of a revocable proxy by an ICE Group stockholder in accordance with Regulation 14A of the Exchange Act. This exception, however, does not apply to certain solicitations by a shareholder pursuant to Rule 14a-2(b)(2) of the Exchange Act, which permits a solicitation made otherwise than on behalf of ICE Group where the total number of persons solicited is not more than ten.

The NYSE Euronext board of directors may waive the limitations on voting concentration under

NYSE Euronext Stockholders before Completion of the Mergers	ICE Stockholders before Completion of the Mergers	ICE Group Stockholders after Completion of the Mergers

In considering whether to grant a waiver of the voting limitations, the NYSE Euronext board of directors must determine, among other things, that the exercise of such voting rights:

•   will not impair the ability of NYSE Euronext or the U.S. regulated subsidiaries of NYSE Euronext to discharge their respective responsibilities under the Exchange Act and the rules thereunder;

•   will not impair the ability of NYSE Euronext or the European market subsidiaries of NYSE Euronext to discharge their respective responsibilities under European exchange regulations;

•   will not impair the SEC’s ability to enforce the Exchange Act;

•   will not impair the European regulator’s ability to enforce European exchange regulations; and

•   is otherwise in the best interests of NYSE Euronext,

certain conditions with the approval of the SEC. Additionally, any waiver of the voting concentration limitation must also be approved by each European regulator having appropriate jurisdiction and authority.

In considering whether to grant a waiver of the voting limitations, the ICE Group board of directors must determine, among other things, that the exercise of such voting rights:

•   will not impair the ability of any U.S. Regulated Subsidiary, ICE Group, NYSE Euronext LLC or NYSE Group to discharge their respective responsibilities under the Exchange Act and the rules thereunder;

•   will not impair the ability of any European Market Subsidiary, ICE Group, NYSE Euronext LLC or Euronext to discharge their respective responsibilities under European exchange regulations;

its shareholders, its U.S. regulated subsidiaries and its European market subsidiaries.

In addition, the NYSE Euronext board of directors may not waive the voting limitation in excess of 20% of the outstanding capital stock of NYSE Euronext for:

•   any person who is, or who has a related person who is, a U.S. disqualified person;

•   any person who is, or who has a related person who is, a European disqualified person; or

•   will not impair the SEC’s ability to enforce the Exchange Act;

•   will not impair any European regulator’s ability to enforce European exchange regulations; and

•   is otherwise in the best interests of ICE Group, its stockholders, its U.S. Regulated Subsidiaries and its European Market Subsidiaries.

In addition, and among other limitations, the ICE Group board of directors may not approve the exercise of voting rights in excess

NYSE Euronext Stockholders before Completion of the Mergers	ICE Stockholders before Completion of the Mergers	ICE Group Stockholders after Completion of the Mergers

•   any person who is, or who has a related person who is, a member of New York Stock Exchange LLC or NYSE Market, Inc. or is a ETP Holder of NYSE Arca Equities, Inc. or an OTP Holder or OTP Firm of NYSE Arca, Inc. or any facility of NYSE Arca, Inc., for so long as NYSE Euronext controls any of the foregoing entities.

of 20% of the outstanding capital stock of ICE Group for:

•   any person who is, or who has a related person who is, a U.S. disqualified person;

•   any person who is, or who has a related person who is, a European disqualified person; or

•   any person who is, or who has a related person who is, a member of New York Stock Exchange LLC or NYSE Market, Inc. or is a ETP Holder of NYSE Arca Equities, Inc. or an OTP Holder or OTP Firm of NYSE Arca, Inc. or any facility of NYSE Arca, Inc., for so long as ICE Group controls any of the foregoing entities.

Transfer Restrictions

There are no transfer restrictions on NYSE Euronext shares.	There are no transfer restrictions on ICE shares.	Same as ICE stockholders before completion of the mergers.

Board of Directors

The number of NYSE Euronext directors is 16 and may be changed and fixed from time to time by the NYSE Euronext board of directors pursuant to a resolution adopted by not less than two-thirds of the directors then in office.

In any election of directors, the nominees who will be elected to the board of directors are the nominees who receive the highest number of votes such that, immediately after the election:

•   U.S. domiciliaries as of such election will constitute at least half of, and no more than the smallest number of directors that will constitute a majority

The number of ICE directors is currently 11. The number of directors of ICE is determined by resolution of the board of directors from time to time.

Directors are elected for a one-year term. Each ICE director holds office until his or her successor is elected and qualified or until his or her resignation or removal. There is no limit on the number of terms a director may serve on the ICE board.

Pursuant to the merger agreement, the size of the board will be expanded to 15 members, four of whom will be current members of the NYSE Euronext board of directors. Generally, the number of directors may only be changed by a vote of not less than 75% of the directors then in office. However, if the holders of any class or classes of stock or series thereof are entitled to elect one or more directors, then the number of directors elected by the holders of such stock will be determined according to the terms of the stock and pursuant to the resolutions relating to the stock adopted by at least 75% of the directors then in office.

NYSE Euronext Stockholders before Completion of the Mergers	ICE Stockholders before Completion of the Mergers	ICE Group Stockholders after Completion of the Mergers

of, the directors on the board of directors; and

•   European domiciliaries as of such election will constitute the remainder of the directors.

Each director holds office until his or her successor is elected and qualified or until his or her earlier resignation or removal.

Under the NYSE Euronext bylaws, either (1) the chairman of the board of directors must be a U.S. domiciliary and the chief executive officer must be a European domiciliary, in each case, as of the most recent election of directors, or (2) the chairman of the board of directors must be a European domiciliary and the chief executive officer must be a U.S. domiciliary, in each case, as of the most recent election of directors.

The foregoing governance provisions may only be changed by a vote of not less than (1) two-thirds of the directors then in office or (2) 80% of the votes entitled to be cast by the holders of the then outstanding shares of capital stock of NYSE Euronext entitled to vote generally in the election of directors.

Following the mergers, directors will be elected for a one-year term. Each ICE Group director will hold office until his or her successor is elected and qualified or until his or her resignation or removal. There will be no limit on the number of terms a director may serve on the ICE Group board.

Nomination and Appointment of Directors

Directors are elected by the shareholders at each annual meeting of shareholders. In uncontested elections, directors are elected by a majority of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. In contested elections, directors are elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

U.S. domiciliaries as of such election must constitute at least half of, and

Each director is elected by the stockholders at their annual meeting. In uncontested elections, directors are elected by a majority of the votes cast. In contested elections, directors are elected by a plurality of such votes.

The nomination of a director for election may be made by any ICE stockholder by giving notice to the corporate secretary of ICE within a certain time period. When a quorum is present at a meeting of stockholders held for the purpose of electing directors, a nominee for

Same as ICE stockholders before completion of the mergers.

NYSE Euronext Stockholders before Completion of the Mergers	ICE Stockholders before Completion of the Mergers	ICE Group Stockholders after Completion of the Mergers

no more than the smallest number of directors that will constitute a majority of, the directors on the board of directors; and European domiciliaries as of such election will constitute the remainder of the directors.

The nomination of a director for election may be made by any shareholder of NYSE Euronext by giving notice to the corporate secretary of NYSE Euronext within a certain period. Any notice given to the corporate secretary of NYSE Euronext purporting to nominate one or more directors must include the documentation necessary to determine whether the nominee is a U.S. domiciliary or a European domiciliary, as set forth in the bylaws of NYSE Euronext.

Any vacancy on the board of directors may be filled only by a majority vote of the remaining directors then in office. Vacancies created by the death, retirement, resignation, disqualification or removal from office of a U.S. domiciliary or a European domiciliary must be filled by a U.S. domiciliary or a European domiciliary, respectively.

director shall be elected to the board if the votes cast “for” such nominee’s election exceed the votes cast “against” such nominee’s election, except under certain circumstances where the directors will be elected by a plurality of the votes cast.

Any vacancies on the ICE board of directors are filled by the appointment of additional directors by a majority of the directors then in office, even if less than a quorum, or by the sole remaining director. Any director elected or appointed to fill a vacancy or a newly created directorship holds office until the next annual election and until his or her successor is elected and qualified, or until his or her earlier resignation or removal.

Vacancies created by an increase in the number of directors between annual meetings will be filled such that following the filling of such vacancy:

•   U.S. domiciliaries as of their most recent election or appointment will constitute at least half of, and no more than the smallest number of directors that will constitute a majority of, the directors on the board of directors; and

NYSE Euronext Stockholders before Completion of the Mergers	ICE Stockholders before Completion of the Mergers	ICE Group Stockholders after Completion of the Mergers
• European domiciliaries as of their most recent election or appointment will constitute the remainder of the directors.

Removal of Directors

Subject to the rights of holders of any series of preferred stock with respect to directors elected solely by such holders, any director, or the entire board of directors, may be removed from office at any time, with or without cause, by the holders of a majority of the voting power of the shares then entitled to vote at an election of directors.

Under Section 19(h)(4) of the Exchange Act, the SEC has the power to remove the director of a U.S. self-regulatory organization from office under certain circumstances.

The Delaware General Corporation Law provides that any or all of the directors may be removed, with or without cause, by the holders of a majority of shares entitled to vote at an election of directors.

The Delaware General Corporation Law provides that any or all of the directors may be removed, with or without cause by the holders of a majority of shares entitled to vote at an election of directors.

After the mergers are complete, ICE Group will be subject to Section 19(h)(4) of the Exchange Act. Under Section 19(h)(4) of the Exchange Act, the SEC has the power to remove the director of a U.S. self-regulatory organization from office under certain circumstances.

Amendments to Certificate of Incorporation

Under the Delaware General Corporation Law, a corporation may amend its certificate of incorporation upon the submission of a proposed amendment to stockholders by the board of directors and the subsequent receipt of the affirmative vote of a majority of its outstanding voting shares and the affirmative vote of a majority of the outstanding shares of each class entitled to vote thereon as a class.

The NYSE Euronext certificate of incorporation provides that NYSE Euronext reserves the right from time to time to amend or repeal any provision of the NYSE Euronext certificate of incorporation and that all rights conferred upon stockholders

Under the Delaware General Corporation Law, a corporation may amend its certificate of incorporation upon the submission of a proposed amendment to stockholders by the board of directors and the subsequent receipt of the affirmative vote of a majority of its outstanding voting shares and the affirmative vote of a majority of the outstanding shares of each class entitled to vote thereon as a class.

The affirmative vote of the holders of not less than 66 2/3% of the voting power of all outstanding shares of common stock and all other outstanding shares of stock of ICE entitled to vote on such

Under the Delaware General Corporation Law, a corporation may amend its certificate of incorporation upon the submission of a proposed amendment to stockholders by the board of directors and the subsequent receipt of the affirmative vote of a majority of its outstanding voting shares and the affirmative vote of a majority of the outstanding shares of each class entitled to vote thereon as a class.

The ICE Group certificate of incorporation will provide that ICE Group reserves the right from time to time to amend or repeal any provision of the ICE Group certificate of incorporation and that

NYSE Euronext Stockholders before Completion of the Mergers	ICE Stockholders before Completion of the Mergers	ICE Group Stockholders after Completion of the Mergers

thereby are granted subject to this right. The affirmative vote of not less than 80% of the votes entitled to be cast by holders of the outstanding shares of capital stock of NYSE Euronext entitled to vote generally in the election of directors, voting together as a single class, is required to amend in any respect or repeal provisions relating to:

•    the limitations on the concentration of ownership and voting power;

•    the power to call special shareholder meetings;

•    the right to fill vacancies on the board and newly created directorships;

•    the matters that the NYSE Euronext board of directors may consider in taking any action, including a potential change in control of NYSE Euronext;

matter is required to amend in any respect or repeal any provision of the ICE certificate of incorporation related to:

•    the power of the board of directors;

•    amendments to bylaws;

•    number of directors and vacancies;

•    limitations on stockholder action outside of stockholder meetings, including the inability of stockholders to act by written consent; and

•    amendments to the certificate of incorporation.

all rights conferred upon stockholders thereby are granted subject to this right.

The affirmative vote of the holders of not less than 66 2/3% of the voting power of all outstanding shares of common stock and all other outstanding shares of stock of ICE Group entitled to vote on such matter is required to amend, modify in any respect or repeal any provision of the ICE Group certificate of incorporation related to:

•    considerations of the board of directors in taking any action;

•    the inability of stockholders to act by written consent;

•    the required quorum at meetings of the stockholders;

•    the inability of shareholders to act by written consent and the quorum requirements of a shareholder meeting; and

•    the provisions setting forth the requirements for amendments to the NYSE Euronext certificate of incorporation.

For so long as NYSE Euronext shall control, directly or indirectly, any U.S. regulated subsidiaries, before any amendment or repeal of any provision of the certificate of incorporation is effective, it must be submitted to the boards of directors of the New York Stock Exchange LLC, NYSE Market, Inc., NYSE Regulation, Inc., NYSE Arca, Inc. and NYSE Arca Equities, Inc. If any of these boards of directors determines that the amendment or

•    the amendment of the bylaws by the stockholders;

•    the location of stockholder meetings and records;

•    limitations on voting and ownership of ICE Group common stock; and

•    the provisions in Article X requiring such a supermajority vote.

Additionally, the minimum applicable stockholder approval percentage will be 80% for any amendment to the ICE Group certificate of incorporation seeking to reduce the minimum percentage of votes, set forth in the bylaws, required for certain amendments to the bylaws.

NYSE Euronext Stockholders before Completion of the Mergers	ICE Stockholders before Completion of the Mergers	ICE Group Stockholders after Completion of the Mergers

repeal must be filed with and/or approved by the SEC under Section 19 of the Exchange Act, then the amendment or repeal may not be effectuated until this has taken place.

The affirmative vote of the holders of not less than 80% of the votes entitled to be cast by the holders of the then outstanding shares of capital stock of NYSE Euronext entitled to vote generally in the election of directors, voting together as a single class, will be required to amend the provision of the NYSE Euronext certificate of incorporation providing that the NYSE Euronext shareholders may amend the NYSE Euronext bylaws only pursuant to the provisions of the NYSE Euronext bylaws (see below), but such vote will not be required to amend the provisions in the NYSE Euronext certificate of incorporation providing that proposed amendments or repeals must be submitted to the European market subsidiaries and U.S. regulated subsidiaries, as described in more detail below. For so long as NYSE Euronext controls, directly or indirectly, any European market subsidiary, before any amendment or repeal of any provision of the NYSE Euronext certificate of incorporation will be effective, the amendment or repeal must be submitted to the board of directors of such European market subsidiary and, if such board determines that such amendment or repeal must be filed with, or filed with and approved by, a European regulator under European exchange regulations before such amendment or repeal may be effectuated, then the amendment or repeal will not beeffectuated until filed with, or filed with and approved by, the relevant European regulator.

For so long as ICE Group controls, directly or indirectly, any U.S. Regulated Subsidiary, before any amendment or repeal of any provision of the certificate of incorporation is effective, it must be submitted to the boards of directors of New York Stock Exchange LLC, NYSE Market, Inc., NYSE Regulation, Inc., NYSE Arca, NYSE Arca Equities and NYSE MKT LLC. If any of these boards of directors determines that the amendment or repeal must be filed with, or filed with and approved by, the SEC under Section 19 of the Exchange Act, then the amendment or repeal may not be effectuated until this has taken place.

For so long as ICE Group controls, directly or indirectly, any European Market Subsidiary, before any amendment or repeal of any provision of the ICE Group certificate of incorporation will be effective, the amendment or repeal must be submitted to the board of directors of the European Market Subsidiary and, if such board of directors determines that such amendment or repeal must be filed with, or filed with and approved by, a European regulator under European exchange regulations before such amendment or repeal may be effectuated, then the amendment or repeal will not be effectuated until filed with, or filed with and approved by, the relevant European regulator.

NYSE Euronext Stockholders before Completion of the Mergers	ICE Stockholders before Completion of the Mergers	ICE Group Stockholders after Completion of the Mergers

For purposes of these provisions, a “European market subsidiary” means a “market operator,” as defined by the European MiFID.

Amendments to Bylaws

The NYSE Euronext board of directors is expressly authorized to adopt, amend or repeal NYSE Euronext bylaws.

The NYSE Euronext stockholders may adopt additional bylaws and amend, modify or repeal any bylaw whether or not adopted by them, by a majority of votes cast at a meeting by stockholders entitled to vote.

For so long as NYSE Euronext shall control, directly or indirectly, any U.S. regulated subsidiary, before any amendment or repeal of any provision of the bylaws is effective, it must be submitted to the boards of directors of the New York Stock Exchange LLC, NYSE Market, Inc., NYSE Regulation, Inc., NYSE Arca, Inc., NYSE Arca Equities, Inc. and NYSE MKT LLC. If any of these boards of directors determines that the amendment or repeal must be filed with, or filed with and approved by, the SEC under Section 19 of the Exchange Act, then the amendment or repeal shall not be effectuated until filed with, or filed with and approved by, as applicable, the SEC.

The ICE board of directors is expressly authorized to adopt, amend or repeal any or all of the bylaws of ICE at any time. ICE stockholders may adopt, amend or repeal any bylaws of ICE whether or not adopted by them, at any time with an affirmative vote of the holders of not less than 66 2/3% of the voting power of all outstanding shares of common stock of ICE entitled to vote on such matter.

Subject to certain exceptions, the ICE Group board of directors is expressly authorized to adopt, amend or repeal any or all of the bylaws of ICE Group at any time. The affirmative vote of not less than 75% of the directors then in office is required to amend or repeal, or to adopt any new bylaw that contradicts, bylaws related to:

•    participation by directors in board or committee meetings by telephone or other electronic communication;

•    considerations of the directors in discharging their responsibilities;

•    the definition of “Europe” for purposes of the charter and bylaws;

•    director vote requirements for certain extraordinary actions;

•    the power of the board of directors to adopt, amend or repeal any bylaw at any time, and the related director approval requirements for any such action;

•    the power of the stockholders to adopt, amend or repeal any bylaw, and the related stockholder approval requirements for any such action; or

NYSE Euronext Stockholders before Completion of the Mergers	ICE Stockholders before Completion of the Mergers	ICE Group Stockholders after Completion of the Mergers

Amendments to certain NYSE Euronext bylaws require an affirmative vote of not less than (1) two-thirds of the directors then in office or (2) 80% of the votes entitled to be cast by the holders of the then-outstanding shares of capital stock of NYSE Euronext entitled to vote generally in the election of directors. These include bylaws relating to:

•   board size;

•   board composition;

•   certain qualifications for directors and for the chairman of the board and the chief executive officer;

•   the requirements for filling vacancies on the board of directors;

•   the notice required for special meetings of the board of directors;

•   the ability of directors to attend meetings telephonically;

•   the composition of the nominating and governance committee;

•   the definition of “Europe”;

•   the requirement that not less than two thirds of the board approve certain extraordinary transactions;

•   and the director and stockholder approval necessary to amend the bylaws.

In addition, for so long as NYSE Euronext shall control, directly or indirectly, any European market

•   the requirement that 75% of directors must approve any resolution to change the number of directors on the board.

ICE Group stockholders may adopt, amend or repeal any bylaws of ICE Group if certain conditions are satisfied.

Pursuant to the ICE Group bylaws, an affirmative vote of 80% of the votes entitled to be cast is required for the stockholders to adopt, amend or repeal bylaws related to:

•   participation by directors in board or committee meetings by telephone or other electronic communication;

•   considerations of the directors in discharging their responsibilities;

•   the definition of “Europe” for purposes of the charter and bylaws;

•   director vote requirements for certain extraordinary actions;

•   the power of the board of directors to adopt, amend or repeal any bylaw at any time, and the related director approval requirements for any such action;

•   the power of the stockholders to adopt, amend or repeal any bylaw, and the related stockholder approval requirements for any such action; or

NYSE Euronext Stockholders before Completion of the Mergers	ICE Stockholders before Completion of the Mergers	ICE Group Stockholders after Completion of the Mergers

Nomination and Appointment of Directors

subsidiary, before any amendment or repeal of any provision of the NYSE Euronext bylaws shall be effective, such amendment or repeal shall be submitted to the boards of directors of the European market subsidiaries. If any or all of such boards of directors shall determine that such amendment or repeal must be filed with, or filed with and approved by, a European regulator under European exchange regulations before such amendment or repeal may be effectuated, then such amendment or repeal shall not be effectuated until filed with, or filed with and approved by, as applicable, the relevant European regulator.

For purposes of these provisions, a “European market subsidiary” means a “market operator,” as defined by the European MiFID.

•   the power of the stockholders to adopt, amend or repeal any bylaw, and the related stockholder approval requirements for any such action; or

•   the requirement that 75% of directors must approve any resolution to change the number of directors on the board.

Pursuant to the certificate of incorporation, if the bylaws do not require such 80% affirmative vote, stockholders may adopt, amend or repeal any of the ICE Group bylaws by an affirmative vote of the holders of not less than 66 2/3% of the voting power of all outstanding ICE Group common stock entitled to vote on the matter.

For so long as ICE Group shall control, directly or indirectly, any U.S. Regulated Subsidiary, before any amendment or repeal of any provision of the bylaws is effective, it must be filed with, or filed with and approved by, the SEC or submitted to the boards of directors of New York Stock Exchange LLC, NYSE Market, Inc., NYSE Regulation, Inc., NYSE Arca, Inc., NYSE Arca Equities, Inc. and NYSE MKT LLC. If any of these boards of directors determines that the amendment or repeal must be filed with, or filed with and approved by, the SEC under Section 19 of the Exchange Act, then the amendment or repeal shall not be effectuated until filed with, or filed with and approved by, as applicable, the SEC.

In addition, for so long as ICE Group shall control, directly or indirectly, any European Market

NYSE Euronext Stockholders before Completion of the Mergers	ICE Stockholders before Completion of the Mergers	ICE Group Stockholders after Completion of the Mergers
Subsidiary, before any amendment or repeal of any provision of the ICE Group bylaws shall be effective, such amendment or repeal shall be filed with, or filed with and approved by, a European regulator or shall be submitted to the boards of directors of the European Market Subsidiary. If any or all of such boards of directors determine that such amendment or repeal must be filed with, or filed with and approved by, a European regulator under European exchange regulations before such amendment or repeal may be effectuated, then such amendment or repeal shall not be effectuated until filed with, or filed with and approved by, as applicable, the relevant European regulator.

Suspension, Revocation and Repeal of Certain Provisions of the Charter and Bylaws

Immediately following the exercise of a Euronext call option and for so long as Stichting NYSE Euronext, a foundation (“stichting”) organized under the laws of The Netherlands, formed by NYSE Euronext on April 4, 2007 (the “Foundation”) continues to hold any priority shares or ordinary shares of Euronext, or the voting securities of one or more subsidiaries of Euronext that, taken together, represent a substantial portion of Euronext’s business, the following provisions of the NYSE Euronext bylaws will be suspended:

There is no analogous provision in the ICE certificate of incorporation or bylaws.

When the mergers are completed, the ICE Group certificate of incorporation will be amended to include a provision regarding the automatic repeal of certain provisions of the ICE Group certificate of incorporation and bylaws that parallels the provision in the current NYSE Euronext certificate of incorporation.

Immediately following the exercise of a Euronext Call Option (as defined in the bylaws) and for so long as Stichting NYSE Euronext, the Foundation continues to hold any priority shares or ordinary shares of Euronext, or the voting securities of one or more of subsidiaries of Euronext that, taken together, represent a substantial portion of Euronext’s business, the following

NYSE Euronext Stockholders before Completion of the Mergers	ICE Stockholders before Completion of the Mergers	ICE Group Stockholders after Completion of the Mergers

•   the requirement that European domiciliaries are represented in a certain proportion on the NYSE Euronext board of directors and the nominating and governance committee of the NYSE Euronext board of directors;

•   the requirement of supermajority board or shareholder approval for certain extraordinary transactions;

•   the provisions granting jurisdiction to European regulators over certain actions of NYSE Euronext and the NYSE Euronext board of directors; and

•   references to European regulators, European market subsidiaries and European disqualified persons appearing in the NYSE Euronext bylaws.

•   references to European regulators, European market subsidiaries and European disqualified persons appearing in the NYSE Euronext bylaws.

If:

•   after a period of six months following the exercise of a Euronext call option, the Foundation continues to hold any ordinary shares of Euronext or of one or more subsidiaries of Euronext that, taken together, represent a substantial portion of Euronext’s business;

•   after a period of six months following the exercise of a Euronext call option, the Foundation continues to hold any Euronext priority shares or priority shares or similar provisions of the ICE Group bylaws will be suspended:

•   the provisions granting jurisdiction to European regulators over certain actions of ICE Group and the ICE Group board of directors;

•   certain considerations related to European regulations of directors in discharging their responsibilities;

•   the confidentiality and maintenance of certain information and the power of European regulators to access such information;

•   cooperation with European regulators and compliance with certain European legal and corporate governance requirements;

•   director vote requirements for certain extraordinary transactions; and

•   the requirement that 75% of directors must approve any resolution to change the number of directors on the board (collectively, the “Euronext Call Option Automatic Suspension Provisions”).

If:

•   after a period of six months following the exercise of a Euronext Call Option, the Foundation continues to hold any ordinary shares of Euronext or any ordinary shares of one or more subsidiaries of Euronext that, taken together, represent a substantial portion of Euronext’s business;

NYSE Euronext Stockholders before Completion of the Mergers	ICE Stockholders before Completion of the Mergers	ICE Group Stockholders after Completion of the Mergers

voting securities of one or more subsidiaries of Euronext that, taken together, represent a substantial portion of Euronext’s business (provided that, in this case, the NYSE Euronext board of directors will have approved of the applicable revocation); or

•   at any time, NYSE Euronext no longer holds a direct or indirect controlling interest in Euronext or in one or more subsidiaries of Euronext that, taken together, represent a substantial portion of Euronext’s business;

•   after a period of six months following the exercise of a Euronext Call Option, the Foundation continues to hold any Euronext priority shares or priority shares or similar voting securities of one or more subsidiaries of Euronext that, taken together, represent a substantial portion of Euronext’s business (provided that, in this case, the ICE Group board of directors will have approved of the applicable revocation); or

then the following provisions will be revoked:

•   the NYSE Euronext bylaw provisions noted above that were subject to suspension;

•   the references in the NYSE Euronext certificate of incorporation and NYSE Euronext bylaws to European regulators, European exchange regulations, European market subsidiaries, European regulated markets, Europe and European disqualified persons;

•   the provisions in the NYSE Euronext certificate of incorporation and bylaws requiring that amendments to the NYSE Euronext certificate of incorporation or bylaws be submitted to the European market subsidiaries and, if applicable, filed with and approved by a European regulator; and

•   the provisions in the NYSE Euronext bylaws requiring approval of not less than (1) two-thirds or more of the NYSE Euronext directors or

•   at any time, ICE Group no longer holds a direct or indirect controlling interest (as defined below) in Euronext or in one or more subsidiaries of Euronext that, taken together, represent a substantial portion of Euronext’s business;

then the following provisions of the ICE Group bylaws and certificate of incorporation will be revoked:

•   the Euronext Call Option Automatic Suspension Provisions;

•   the references in the ICE Group certificate of incorporation and ICE Group bylaws to European regulators, European exchange regulations, European Market Subsidiaries, Europe and European disqualified persons;

•   the provisions in the ICE Group certificate of incorporation and bylaws requiring that amendments to the ICE Group certificate

NYSE Euronext Stockholders before Completion of the Mergers	ICE Stockholders before Completion of the Mergers	ICE Group Stockholders after Completion of the Mergers

(2) 80% of the votes entitled to be cast by the holders of the then-outstanding shares of capital stock of NYSE Euronext entitled to vote generally in the election of directors to amend certain bylaw provisions.

In addition, any officer or director of NYSE Euronext who is a European domiciliary will resign or be removed from his or her office.

of incorporation or bylaws be submitted to the boards of directors of the European Market Subsidiaries and, if applicable, filed with and approved by a European regulator; and

•   the provisions in the ICE Group bylaws requiring approval of not less than 66 2/3% of the ICE Group directors or of 80% the votes entitled to be cast by the holders of the then outstanding shares of ICE Group stock to amend certain bylaw provisions.

ICE Group’s bylaws define “controlling interest,” which is incorporated by reference into ICE Group’s certificate of incorporation, to mean 50% or more of both the outstanding voting securities of an entity and the combined voting power of the outstanding voting securities of such entity entitled to vote generally in the election of directors.

NYSE Euronext Stockholders before Completion of the Mergers	ICE Stockholders before Completion of the Mergers	ICE Group Stockholders after Completion of the Mergers

Appraisal and Dissenters’ Rights

Under the Delaware General Corporation Law, a stockholder of a Delaware corporation generally has appraisal rights in connection with certain mergers or consolidations in which the corporation is participating, subject to specified procedural requirements. The Delaware General Corporation Law does not confer appraisal rights, however, if the corporation’s stock is either (i) listed on a national securities exchange, or (ii) held of record by more than 2,000 holders.

Even if a corporation’s stock meets these requirements, the Delaware General Corporation Law still provides appraisal rights if shareholders of the corporation are required to accept for their stock in certain mergers or consolidations anything other than:

•   shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

•   shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

•   cash in lieu of fractional shares or fractional depository receipts described in the foregoing; or

•   any combination of the foregoing.

	Same as NYSE Euronext stockholders before completion of the mergers. either listed on a national securities exchange or held of record by more than 2,000 holders;	Same as NYSE Euronext and ICE stockholders before completion of the mergers.

NYSE Euronext Stockholders before Completion of the Mergers	ICE Stockholders before Completion of the Mergers	ICE Group Stockholders after Completion of the Mergers

Anti-Takeover Legislation

Section 203 of the Delaware General Corporation Law generally prohibits a publicly held Delaware corporation from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction in which the person became an interested shareholder, unless the business combination is approved in a prescribed manner or a certain level of stock is acquired upon consummation of the transaction in which the person became an interested stockholder.

The NYSE Euronext certificate of incorporation does not contain any provisions opting out of the restrictions prescribed by Section 203 of the Delaware General Corporation Law.

	Same as NYSE Euronext stockholders before completion of the mergers.	Same as NYSE Euronext and ICE stockholders before completion of the mergers.

DESCRIPTION OF ICE GROUP CAPITAL STOCK

The following summary is a description of the material terms of ICE Group’s capital stock as of the effective time of the mergers and is not complete. You should also refer to (1) the proposed form of amended and restated certificate of incorporation of ICE Group, which is also referred to as the certificate of incorporation, that will be in effect as of the completion of the mergers and is included as Appendix B to this joint proxy statement/prospectus, (2) the proposed form of amended and restated bylaws of ICE Group, which is also referred to as the bylaws, that will be in effect as of the completion of the mergers and is included as Appendix C to this joint proxy statement/prospectus, and (3) the applicable provisions of the Delaware General Corporation Law. The following summary is based on ICE Group’s current understanding regarding the limitations and requirements that will apply to its capital stock after the mergers are completed, although it is possible that, after the date of this document, the SEC and certain European regulators may require changes to the certificate of incorporation and/or bylaws as part of their approval of the mergers.

Pursuant to the certificate of incorporation, ICE Group’s authorized capital stock consists of six hundred million (600,000,000) shares, each with a par value of $0.01 per share, of which:

•	one hundred million (100,000,000) shares are designated as preferred stock; and

•	five hundred million (500,000,000) shares are designated as common stock.

All outstanding shares of common stock are, and the shares of common stock offered hereby will be, when issued and sold, validly issued, fully paid and nonassessable.

Preferred Stock

ICE Group’s authorized capital stock includes one hundred million (100,000,000) shares of preferred stock, none of which is outstanding. The ICE Group board of directors is authorized to divide the preferred stock into series and, with respect to each series, to determine the designations and the powers, preferences and rights, and the qualifications, limitations and restrictions thereof, including the dividend rights, conversion or exchange rights, voting rights, redemption rights and terms, liquidation preferences, sinking fund provisions and the number of shares constituting the series. The ICE Group board of directors could, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power of the holders of common stock and which could have certain anti-takeover effects.

Subject to the rights of the holders of any series of preferred stock, the number of authorized shares of any series of preferred stock may be increased or decreased (but not below the number of shares thereof then-outstanding) by resolution adopted by the ICE Group board of directors and approved by the affirmative vote of the holders of a majority of the voting power of all outstanding shares of capital stock entitled to vote on the matter, voting together as a single class.

Common Stock

ICE Group’s authorized capital stock includes five hundred million (500,000,000) shares of common stock. The following summary describes what the terms of ICE Group common stock will be immediately after the effective time of the ICE merger.

ICE Group common stock has the following rights and privileges:

•

Voting: Upon completion of the mergers, ICE Group and certain of its subsidiaries will be subject to limitations and requirements relating to the voting of ICE Group capital stock. For so long as ICE Group directly or indirectly controls any U.S. regulated subsidiary or any European Market Subsidiary (as such terms are defined in Article V of the certificate of incorporation), no person, either alone or together with its related persons (as that term is defined in Article V of the certificate of incorporation) is entitled to vote or cause the voting of shares of ICE Group common stock representing in the aggregate more than 10% of the outstanding shares of ICE Group common stock. ICE Group will disregard any votes cast in excess of the 10% voting limitation unless the ICE Group board of directors expressly permits a person, either alone or together with its related persons, to exercise a vote in excess of the voting limitation and the SEC and certain European regulators approve such vote.

•

Ownership: After the mergers are completed, ICE Group and certain of its subsidiaries will be subject to limitations and requirements relating to the ownership of ICE Group capital stock. For so long as ICE Group directly or indirectly controls any U.S. regulated subsidiary or any European Market Subsidiary, no person, either alone or together with its related persons may beneficially own shares of ICE Group common stock representing in the aggregate more than 20% of the outstanding number of votes entitled to be cast on any matter. The 20% ownership limitation will apply unless the ICE Group board of directors expressly permits a person, either alone or together with its related persons, to own shares in excess of limitation and the SEC and certain European regulators approve such exception. If no such permission is granted and approved, any person who owns shares of ICE common stock in excess of the 20% ownership threshold will be obligated to sell, and ICE Group will be obligated to purchase, at par value the number of shares held by such person above the ownership limitation.

•

Dividends and distributions: The holders of shares of ICE Group common stock have the right to receive dividends and distributions, whether payable in cash or otherwise, as may be declared from time to time by the ICE Group board of directors from legally available assets or funds.

•

Liquidation, dissolution or winding-up: In the event of the liquidation, dissolution or winding-up of ICE Group, holders of the shares of common stock are entitled to share equally, share-for-share, in the assets available for distribution after payment of all creditors and the liquidation preferences of any ICE Group preferred stock.

•

Restrictions on transfer: Neither the certificate of incorporation nor the bylaws contain any restrictions on the transfer of shares of ICE Group common stock. In the case of any transfer of shares, there may be restrictions imposed by applicable securities laws.

•	Redemption, conversion or preemptive rights: Holders of shares of common stock have no redemption or conversion rights or preemptive rights to purchase or subscribe for ICE Group securities.

•	Other provisions: There are no redemption provisions or sinking fund provisions applicable to the common stock, nor is the common stock subject to calls or assessments by ICE Group.

The rights, preferences, and privileges of the holders of common stock are subject to and may be adversely affected by, the rights of the holders of any series of preferred stock that ICE Group may designate and issue in the future. As of the date of this joint proxy statement/prospectus, there are no shares of preferred stock outstanding.

•	For a more detailed description of these provisions see the summary of the “ICE Group Stockholders after Completion of the Mergers” under “Comparison of Stockholders Rights.”

Limitation of Liability and Indemnification Matters

The certificate of incorporation provides that no ICE Group director will be liable to ICE Group or its stockholders for monetary damages for breach of fiduciary duty as a director, except in those cases in which liability is mandated by the Delaware General Corporation Law, and except for liability for breach of the director’s duty of loyalty, acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, or any transaction from which the director derived any improper personal benefit. The bylaws provide for indemnification, to the fullest extent permitted by law, of any person made or threatened to be made a party to any action, suit or proceeding by reason of the fact that such person is or was a director or senior officer of ICE Group or, at the request of ICE Group, serves or served as a director, officer, partner, member, employee or agent of any other enterprise, against all expenses, liabilities, losses and claims actually incurred or suffered by such person in connection with the action, suit or proceeding. The bylaws also provide that, to the extent authorized from time to time by the ICE Group board of directors, ICE Group may provide to any one or more other persons rights of indemnification and rights to receive payment or reimbursement of expenses, including attorneys’ fees.

Section 203 of the Delaware General Corporation Law

ICE Group is subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner or a certain level of stock is acquired upon consummation of the transaction in which the person became an interested stockholder. A business combination includes, among other things, a merger, asset sale or a transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an interested stockholder is a person who, together with affiliates and associates, owns (or, in certain cases, within three years prior, did own) 15% or more of the corporation’s outstanding voting stock. Under Section 203 of the Delaware General Corporation Law, a business combination between ICE Group and an interested stockholder is prohibited during the relevant three-year period unless it satisfies one of the following conditions:

•

prior to the time the stockholder became an interested stockholder, the ICE Group board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of ICE Group voting stock outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares outstanding, shares owned by persons who are directors and officers); or

•

the business combination is approved by the ICE Group board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least 66 2/3% of ICE Group outstanding voting stock that is not owned by the interested stockholder.

Certain Anti-Takeover Matters

The certificate of incorporation and bylaws include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with the ICE Group board of directors rather than pursue non-negotiated takeover attempts. These provisions include:

Board of Directors

Vacancies and newly created seats on the ICE Group board may be filled only by the ICE Group board of directors. Generally, only the ICE Group board of directors may determine the number of directors on the ICE Group board of directors. However, if the holders of any class or classes of stock or series thereof are entitled to elect one or more directors, then the number of directors elected by the holders of such stock will be determined according to the terms of the stock and pursuant to the resolutions relating to the stock adopted by at least 75% of the directors then in office. The inability of stockholders to determine the number of directors or to fill vacancies or newly created seats on the board makes it more difficult to change the composition of the ICE Group board of directors, but these provisions promote a continuity of existing management.

Advance Notice Requirements

The bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of ICE Group stockholders. These procedures provide that notice of such stockholder proposals must be timely given in writing to the ICE Group secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at the principal executive offices of ICE Group not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information specified in the bylaws.

Adjournment of Meetings of Stockholders Without a Stockholder Vote

The bylaws permit the chairman of the meeting of stockholders, who is appointed by the board of directors, to adjourn any meeting of stockholders for a reasonable period of time without a stockholder vote.

Special Meetings of Stockholders

The bylaws provide that special meetings of the stockholders may be called by the board of directors, the chairman of the board, the chief executive officer, or at the request of holders of at least 50% of the shares of common stock outstanding at the time that would be entitled to vote at the meeting.

No Written Consent of Stockholders

The certificate of incorporation requires all stockholder actions to be taken by a vote of the stockholders at an annual or special meeting. The certificate of incorporation does not permit holders of ICE Group common stock to act by written consent without a meeting.

Amendment of Certificate of Incorporation and Bylaws

Under the Delaware General Corporation Law, unless a corporation’s certificate of incorporation imposes a higher vote requirement, a corporation may amend its certificate of incorporation upon the submission of a proposed amendment to stockholders by the board of directors and the subsequent receipt of the affirmative vote of a majority of its outstanding voting shares and the affirmative vote of a majority of the outstanding shares of each class entitled to vote thereon as a class. Under the certificate of incorporation, the affirmative vote of the holders of not less than 66 2/3% of the voting power of all outstanding shares of common stock and all other outstanding shares of stock of ICE Group entitled to vote on such matter is required to amend, modify in any respect or repeal any provision of the certificate of incorporation related to: (i) considerations of the board of directors in taking any action; (ii) limitations on stockholder action by written consent; (iii) the required quorum at meetings of the stockholders; (iv) the amendment of the bylaws by the stockholders; (v) the location of stockholder meetings and records; (vi) limitations on voting and ownership of ICE common stock and (vii) the provisions in Article X requiring such a supermajority vote. Additionally, the minimum applicable stockholder approval percentage will be 80% for any amendment to the ICE Group certificate of incorporation seeking to reduce the minimum percentage of votes, set forth in the bylaws, required for certain amendments to the bylaws.

Subject to certain exceptions, the ICE Group board of directors is expressly authorized to adopt, amend or repeal any or all of the bylaws of ICE Group at any time. The affirmative vote of not less than 75% of the directors then in office is required to amend or repeal, or to adopt any new bylaw that contradicts, bylaws related to: (i) participation by directors in board or committee meetings by telephone or other electronic communication; (ii) considerations of the directors in discharging their responsibilities; (iii) the definition of “Europe” for purposes of the certificate of incorporation and bylaws; (iv) director vote requirements for certain extraordinary actions; (v) the power of the board of directors to adopt, amend or repeal any bylaw at any time, and the related director approval requirements for any such action; (vi) the power of the stockholders to adopt, amend or repeal any bylaw, and the related stockholder approval requirements for any such action; or (vii) the requirement that 75% of directors must approve any resolution to change the number of directors on the board.

ICE Group stockholders may adopt, amend or repeal any bylaws if certain conditions are satisfied. Unless the bylaws require an 80% affirmative vote, stockholders may adopt, amend or repeal any of the ICE Group bylaws by an affirmative vote of the holders of not less than 66 2/3% of the voting power of all outstanding ICE Group common stock entitled to vote on the matter. An affirmative vote of 80% of the votes entitled to be cast is required for the stockholders to adopt, amend or repeal bylaws related to: (i) participation by directors in board or committee meetings by telephone or other electronic communication; (ii) considerations of the directors in discharging their responsibilities; (iii) the definition of “Europe” for purposes of the certificate of incorporation and bylaws; (iv) director vote requirements for certain extraordinary actions; (v) the power of the board of directors to adopt, amend or repeal any bylaw at any time, and the related director approval requirements for any such action; (vi) the power of the stockholders to adopt, amend or repeal any bylaw, and the related stockholder approval requirements for any such action; or (vii) the requirement that 75% of directors must approve any resolution to change the number of directors on the board.

For so long as ICE Group shall control, directly or indirectly, any U.S. Regulated Subsidiary, before any amendment or repeal of any provision of the bylaws or the certificate of incorporation may become effective, it must be filed with, or filed with and approved by, the SEC or submitted to the boards of directors of New York Stock Exchange LLC, NYSE Market, Inc., NYSE Regulation, Inc., NYSE Arca, Inc., NYSE Arca Equities, Inc. and NYSE MKT LLC. If any of these boards of directors determines that the amendment or repeal must be filed with, or filed with and approved by, the SEC under Section 19 of the Exchange Act, then the amendment or repeal shall not be effectuated until filed with, or filed with and approved by, as applicable, the SEC.

In addition, for so long as ICE Group shall control, directly or indirectly, any European Market Subsidiary, before any amendment or repeal of any provision of the ICE Group bylaws or the certificate of incorporation may become effective, such amendment or repeal shall be filed with, or filed with and approved by, a European regulator or shall be submitted to the boards of directors of the European Market Subsidiaries. If any or all of such boards of directors determine that such amendment or repeal must be filed with, or filed with and approved by, a European regulator under European exchange regulations before such amendment or repeal may be effectuated, then such amendment or repeal shall not be effectuated until filed with, or filed with and approved by, as applicable, the relevant European regulator.

Blank Check Preferred Stock

The certificate of incorporation provides for one hundred million (100,000,000) authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable the board of directors to render more difficult or to discourage an attempt to obtain control of ICE Group by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, the ICE Group board of directors were to determine that a takeover proposal is not in the best interests of ICE Group, the board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, the certificate of incorporation grants the ICE Group board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of such holders and may have the effect of delaying, deterring or preventing a change in control. The board of directors currently does not intend to seek stockholder approval prior to any issuance of shares of preferred stock, unless otherwise required by law.

Listing

ICE Group will apply to the New York Stock Exchange to list its common stock for trading under the symbol “ICE” after the mergers are completed.

Transfer Agent

The transfer agent for ICE Group common stock will be Computershare Investor Services.

CERTAIN BENEFICIAL OWNERS OF NYSE EURONEXT COMMON STOCK

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth information, as of April 1, 2013, regarding the beneficial ownership of shares of NYSE Euronext common stock by:

•	each person who is known by NYSE Euronext to own more than five percent of the outstanding shares of NYSE Euronext common stock;

•	each of NYSE Euronext’s directors and director nominees;

•	each of NYSE Euronext’s named executive officers; and

•	NYSE Euronext’s directors and executive officers as a group.

Unless otherwise indicated, the business address of NYSE Euronext’s directors and named executive officers is 11 Wall Street, New York, New York 10005. Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power over securities. The table includes shares underlying vested RSUs held by NYSE Euronext’s directors and RSUs held by NYSE Euronext’s named executives that are scheduled to vest within 60 days. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of NYSE Euronext’s common stock shown as beneficially owned by that stockholder. Unless otherwise indicated, no shares have been pledged as security.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned		Percentage of Class
5% Holder
BlackRock, Inc. 40 East 52nd Street New York, NY 10022	16,214,407	(1)	6.67%

The Vanguard Group, Inc. 100 Vanguard Blvd. Malvern, PA 19355	14,312,198	(2)	5.88%
Directors
Jan-Michiel Hessels	39,555	(3)	*
Marshall N. Carter	76,638	(4)	*
Duncan L. Niederauer**	354,583		*
André Bergen	7,187	(3)	*
Ellyn L. Brown	13,883	(3)	*
Dominique Cerutti**	122,878		*
Patricia M. Cloherty	12,125	(5)	*
Sir George Cox	13,186	(3)	*
Sylvain Hefes	13,186	(3)	*
Duncan M. McFarland	45,883	(6)	*
James J. McNulty	43,253	(7)	*
Luís Maria Viana Palha da Silva	1,944		*
Robert G. Scott	7,716	(3)	*
Jackson P. Tai	8,187	(8)	*
Rijnhard van Tets	13,186	(3)	*
Sir Brian Williamson	13,186	(3)	*
Named Executive Officers
Lawrence E. Leibowitz***	109,358		*
Michael S. Geltzeiler	110,903		*
John K. Halvey	156,807		*
Philippe Duranton	113,724		*
Directors and executive officers as a group	1,277,368		0.53%

(1)	As of December 31, 2012, based on information set forth in the Schedule 13G filed February 5, 2013 by BlackRock, Inc. The Schedule 13G discloses that BlackRock, Inc. has sole dispositive power over 16,214,407 shares of NYSE Euronext common stock and sole voting power over all of these shares of NYSE Euronext common stock.

(2)	As of December 31, 2012, based on information set forth in the Schedule 13G filed February 11, 2013 by The Vanguard Group, Inc. The Schedule 13G discloses that The Vanguard Group, Inc. has sole dispositive power over 13,902,736 shares of NYSE Euronext common stock, shared dispositive power over 409,462 shares of NYSE Euronext common stock and sole voting power over 428,552 of these shares of NYSE Euronext common stock.

(3)	Reflects shares of NYSE Euronext common stock underlying RSUs.

(4)	Includes 24,413 shares of NYSE Euronext common stock underlying RSUs.

(5)	Includes 11,265 shares of NYSE Euronext common stock underlying RSUs.

(6)	Includes 13,883 shares of NYSE Euronext common stock underlying RSUs.

(7)	Includes 26,253 shares of NYSE Euronext common stock underlying RSUs.

(8)	Includes 7,187 shares of NYSE Euronext common stock underlying RSUs.

*	Less than 1% of the class.

**	Also a named executive officer.

***	Also a director nominee.

CERTAIN BENEFICIAL OWNERS OF ICE COMMON STOCK

The following table sets forth information, based on data provided to ICE or filed with the SEC, with respect to beneficial ownership of shares of ICE common stock as of April 3, 2013 for (i) each person known by ICE to beneficially own more than five percent of the outstanding shares of ICE common stock, (ii) each director and nominee for election as a director, (iii) each of ICE’s named executive officers, and (iv) all of ICE’s director nominees and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes having voting and/or investment power with respect to the securities. Except as indicated by footnote, and subject to applicable community property laws, the persons and entities named in the table below have sole voting and sole investment power with respect to the shares set forth opposite each person’s or entity’s name.

Shares of ICE common stock subject to options or warrants currently exercisable or exercisable within 60 days of April 3, 2013 or restricted stock units that vest within 60 days of April 3, 2013 are deemed outstanding for purposes of computing the percentage ownership of the person holding such options or warrants, but are not deemed outstanding for purposes of computing the percentage ownership of any other person. As of April 3, 2013, there were 72,763,145 shares of ICE common stock issued and outstanding. Unless otherwise indicated, the address for each of the individuals listed in the table is c/o IntercontinentalExchange, Inc., 2100 RiverEdge Parkway, Suite 500, Atlanta, Georgia 30328.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Class
Holders of More Than 5%:
Macquarie Entities(1)	4,266,425	5.9%
The Vanguard Group, Inc.(2)	4,328,517	5.9%
100 Vanguard Blvd., Malvern, PA 19355

Named Executive Officers, Directors and Nominees:
Charles R. Crisp(3)(4)	13,302	*
Jean-Marc Forneri(3)	31,473	*
Fred W. Hatfield(3)	5,515	*
Senator Judd A. Gregg(3)	3,156	*
Terrence F. Martell(3)	6,406	*
Sir Callum McCarthy(3)	4,803	*
Sir Robert Reid(3)	11,459	*
Frederic V. Salerno(3)	8,545	*
Judith A. Sprieser(3)	9,849	*
Vincent Tese(3)	15,640	*
Jeffrey C. Sprecher(5)(6)	1,505,491	2.1%
Scott A. Hill(5)	45,228	*
Charles A. Vice(5)	84,168	*
David S. Goone(5)	37,053	*
Thomas W. Farley(5)	31,120	*
All Directors, Nominees and Executive Officers as a Group (18 persons)	1,939,291	2.7%

*	Represents less than 1% of the outstanding shares of ICE common stock.
(1)

Based on a report on Schedule 13G dated February 14, 2013 (the “Macquarie 13G”) filed jointly by Macquarie Group Limited, Macquarie Bank Limited, Macquarie Investment Management Limited, Delaware Management Holdings, Inc. and Delaware Management Business Trust (collectively, the “Macquarie Entities”). The Macquarie 13G represents that the following entities have sole voting and dispositive power over the following shares of ICE common stock: Macquarie Investment Management

Limited—1,130 shares; Delaware Management Holdings, Inc.—4,265,295 shares; and Delaware Management Business Trust – 4,265,295. The Macquarie 13G represents that the following entities have beneficial ownership over the following shares of ICE common stock: Macquarie Group Limited—4,266,425 shares; Macquarie Bank Limited—4,266,425 shares; Macquarie Investment Management Limited – 1,130 shares; Delaware Management Holdings, Inc.—4,265,295 shares; and Delaware Management Business Trust—4,265,295 shares. The principal business address of Macquarie Group Limited, Macquarie Bank Limited and Macquarie Investment Management Limited is No. 1 Martin Place Sydney, New South Wales, Australia. The principal business address of Delaware Management Holdings Inc, and Delaware Management Business Trust is 2005 Market Street, Philadelphia, PA 19103.
(2)	Based on a report on Schedule 13G dated February 11, 2013 filed by The Vanguard Group, Inc. (the “Vanguard 13G”). According to the Vanguard 13G, The Vanguard Group, Inc. has sole voting power over 128,836 shares of ICE common stock, sole dispositive power over 4,208,281 shares of ICE common stock and shared dispositive power over 120,236 shares of ICE common stock. Vanguard Fiduciary Trust Company, a wholly-owned subsidiary of The Vanguard Group, Inc., is the beneficial owner of 101,936 shares of ICE common stock as a result of its serving as investment manager of collective trust accounts and Vanguard Investments Australia, Ltd., a wholly-owned subsidiary of The Vanguard Group, Inc., is the beneficial owner of 45,200 shares of ICE common stock as a result of its serving as investment manager of Australian investment offerings.
(3)	Beneficial ownership of directors includes stock options exercisable within 60 days of April 3, 2013 under the 2000 Stock Option Plan, and/or restricted stock unit awards that vest within 60 days of April 3, 2013 under the 2003 Restricted Stock Deferral Plan for Outside Directors, the 2005 Equity Incentive Plan or the 2009 Omnibus Incentive Plan.
(4)	Includes 2,000 shares of ICE common stock held by Mr. Crisp’s spouse.
(5)	Beneficial ownership of each executive officer includes stock options exercisable within 60 days of April 3, 2013 under the 2000 Stock Option Plan or the 2009 Omnibus Incentive Plan and restricted stock unit awards that vest within 60 days of April 3, 2013 under the 2005 Equity Incentive Plan or the 2009 Omnibus Incentive Plan.
(6)	Includes 1,093,341 shares of ICE common stock held by Continental Power Exchange, Inc. (“CPEX”) and 19,943 shares of ICE common stock and 25,449 shares of ICE common stock underlying restricted stock awards and stock options, respectively, exercisable within 60 days of April 3, 2013 held by Mr. Sprecher’s spouse. Mr. Sprecher owns 100% of the equity interest in CPEX. CPEX currently has no assets other than its equity interest in ICE and conducts no operations. Mr. Sprecher disclaims beneficial ownership of the shares held directly and underlying stock options held by his spouse.

EXPERTS

The consolidated financial statements of IntercontinentalExchange, Inc. and subsidiaries appearing in ICE’s Annual Report on Form 10-K for the year ended December 31, 2012 (including the schedule appearing therein), and the effectiveness of ICE’s internal control over financial reporting as of December 31, 2012 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and ICE’s management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2012 are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The financial statements of NYSE Euronext and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Registration Statement by reference to the Annual Report on Form 10-K for the year ended December 31, 2012 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

VALIDITY OF COMMON STOCK

Sullivan & Cromwell LLP, New York, New York, counsel to ICE and ICE Group, has passed upon the validity of the ICE Group common stock offered by this joint proxy statement/prospectus.

LEGAL OPINIONS

Sullivan & Cromwell LLP has provided an opinion to ICE regarding certain U.S. federal income tax matters set forth in the joint proxy statement/prospectus which forms a part of this document. Wachtell, Lipton, Rosen & Katz, New York, New York counsel to NYSE Euronext, has provided an opinion to NYSE Euronext regarding certain U.S. federal income tax matters set forth in the joint proxy statement/prospectus which forms a part of this document.

OTHER MATTERS

As of the date of this document, neither the ICE nor the NYSE Euronext boards of directors know of any matters that will be presented for consideration at their respective special meetings other than as described in this document. However, if any other matter shall properly come before either the ICE special meeting or the NYSE Euronext special meeting or any adjournment or postponement thereof and shall be voted upon, the proposed proxies will be deemed to confer authority to the individuals named as authorized therein to vote the shares represented by the proxy as to any matters that fall within the purposes set forth in the notices of special meetings.

NYSE EURONEXT ANNUAL MEETING STOCKHOLDER PROPOSALS

NYSE Euronext held its 2012 annual meeting of stockholders on April 26, 2012. The deadline for submitting a stockholder proposal for inclusion in NYSE Euronext’s proxy statement and form of proxy pursuant to Rule 14a-8 under the Exchange Act for its 2013 annual meeting of stockholders passed on November 13, 2012. Stockholder proposals that are intended to be presented at NYSE Euronext’s 2013 annual meeting, but that are not intended to be considered for inclusion in NYSE Euronext’s proxy statement and proxy related to that meeting, or nominations of a candidate for election as a director, must be received no later than 90 days nor more than 120 days prior to April 26, 2013, the first anniversary of the 2012 annual meeting. Any nominations or proposals must provide the information required by NYSE Euronext’s bylaws and comply with any applicable laws and regulations. All submissions must be made to the corporate secretary, at NYSE Euronext, 11 Wall Street, New York, New York 10005.

If, however, the date of NYSE Euronext’s 2013 annual meeting is advanced more than 30 days, or delayed more than 60 days, notice of a proposal must be received by NYSE Euronext’s corporate secretary (i) not earlier than 120 days prior to the newly scheduled annual meeting date and (ii) not later than the close of business on the later of the 90th day prior to such annual meeting and the tenth day following the day on which public announcement of the date of such meeting is first made. These procedures are not applicable to nominations made pursuant to stockholder proposals made pursuant to Exchange Act Rule 14a-8.

ICE ANNUAL MEETING STOCKHOLDER PROPOSALS

ICE held its 2012 annual meeting of stockholders on May 18, 2012. The deadline for submitting a stockholder proposal for inclusion in ICE’s proxy statement and form of proxy pursuant to Rule 14a-8 under the Exchange Act for its 2013 annual meeting of stockholders passed on November 30, 2012. Stockholder proposals that are intended to be presented at ICE’s 2013 annual meeting, but that are not intended to be considered for inclusion in ICE’s proxy statement and proxy related to that meeting, or nominations of a candidate for election as a director, must be received no later than 90 days nor more than 120 days prior to May 18, 2013, the first anniversary of the 2012 annual meeting. Any nominations or proposals must provide the information required by ICE’s bylaws and comply with any applicable laws and regulations. All submissions should be made to the corporate secretary of ICE, Johnathan H. Short, at IntercontinentalExchange, Inc., 2100 RiverEdge Parkway, Suite 500, Atlanta, Georgia 30328.

If, however, the date of ICE’s 2013 annual meeting is advanced more than 30 days, or delayed more than 30 days, notice of a proposal must be received by ICE’s corporate secretary not later than the close of business on the later of the 90th day prior to such annual meeting and the tenth day following the day on which public announcement of the date of such meeting is first made. These procedures are not applicable to nominations made pursuant to stockholder proposals made pursuant to Exchange Act Rule 14a-8.

APPRAISAL RIGHTS

The following discussion summarizes certain terms of the law pertaining to appraisal rights under Delaware law and is qualified in its entirety by the full text of Section 262 of Delaware law, referred to as Section 262, which is attached to this document as Appendix F. The following summary does not constitute legal or other advice, nor does it constitute a recommendation that stockholders exercise their appraisal rights under Section 262.

Under Section 262, record holders of shares of NYSE Euronext’s common stock who have neither voted in favor of, nor consented in writing to, the approval of the adoption of the merger agreement, who continuously hold such shares through the effective time of the NYSE Euronext merger and who otherwise follow the procedures set forth in Section 262 will be entitled to have their shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of the shares, exclusive of any element of value arising from the accomplishment or expectation of the NYSE Euronext merger, as determined by the Court, together with interest, if any, to be paid upon the amount determined to be the fair value.

Under Section 262, where a merger agreement relating to a proposed merger is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, must notify each of its stockholders who was a stockholder on the record date set by the board of directors for such notice (or if no such record date is set, on the close of business on the day next preceding the day on which notice is given), with respect to such shares for which appraisal rights are available, that appraisal rights are so available, and must include in each such notice a copy of Section 262. This document constitutes such notice to the holders of shares of NYSE Euronext’s common stock and a copy of Section 262 is attached to this document as Appendix F.

ANY HOLDER OF NYSE EURONEXT’S COMMON STOCK WHO WISHES TO EXERCISE APPRAISAL RIGHTS, OR WHO WISHES TO PRESERVE SUCH HOLDER’S RIGHT TO DO SO, SHOULD CAREFULLY REVIEW THE FOLLOWING DISCUSSION AND APPENDIX F BECAUSE FAILURE TO TIMELY AND PROPERLY COMPLY WITH THE PROCEDURES SPECIFIED WILL RESULT IN THE LOSS OF APPRAISAL RIGHTS. MOREOVER, BECAUSE OF THE COMPLEXITY OF THE PROCEDURES FOR EXERCISING THE RIGHT TO SEEK APPRAISAL OF SHARES OF NYSE EURONEXT’S COMMON STOCK, NYSE EURONEXT BELIEVES THAT, IF A STOCKHOLDER CONSIDERS EXERCISING SUCH RIGHTS, SUCH STOCKHOLDER SHOULD SEEK THE ADVICE OF LEGAL COUNSEL.

Filing Written Demand

Holders of shares of NYSE Euronext’s common stock who decide to exercise their appraisal rights must make a demand, in writing, for appraisal of their shares of common stock prior to the taking of the vote on the NYSE Euronext merger at the stockholders meeting. A demand for appraisal will be sufficient if it reasonably informs NYSE Euronext of the identity of the stockholder and that such stockholder intends thereby to demand appraisal of such stockholder’s shares of common stock. If you wish to exercise your appraisal rights you must be the record holder of such shares of NYSE Euronext’s common stock on the date the written demand for appraisal is made and you must continue to hold such shares through the closing of the NYSE Euronext merger. Accordingly, a stockholder who is the record holder of shares of common stock on the date the written demand for appraisal is made, but who thereafter transfers such shares prior to the closing of the NYSE Euronext merger, will lose any right to appraisal in respect of such shares. A stockholder’s failure to make the written demand prior to the taking of the vote on the NYSE Euronext merger will constitute a waiver of appraisal rights.

If you sign and return a proxy card that does not contain voting instructions or submit a proxy by telephone or through the Internet that does not contain voting instructions, you will effectively waive your appraisal rights because such shares represented by the proxy will, unless the proxy is revoked, be voted for the adoption of the merger agreement. Therefore, a stockholder who submits a proxy and who wishes to exercise appraisal rights must submit a proxy containing instructions to vote against the adoption of the merger agreement or abstain from voting on the adoption of the merger agreement. However, neither voting against the adoption of the merger agreement, nor abstaining from voting or failing to vote on the proposal to adopt the merger agreement, will in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262.

Only a holder of record of shares of NYSE Euronext’s common stock is entitled to demand an appraisal of the shares registered in that holder’s name. A demand for appraisal in respect of shares of capital stock should be executed by or on behalf of the holder of record, fully and correctly, as the holder’s name appears in the NYSE Euronext common stock registry, should specify the holder’s name and mailing address and the number of shares registered in the holder’s name and must state that the person intends thereby to demand appraisal of the holder’s shares in connection with the NYSE Euronext merger. This written demand for appraisal must be separate from any proxy or vote abstaining from or voting against the adoption of the merger agreement. If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and if the shares are owned of record by more than one person, as in a joint tenancy and tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including an agent for two or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose that, in executing the demand, the agent is acting as agent for the record owner or owners. If the shares are held in “street name” by a broker, bank or nominee, the broker, bank or nominee may exercise appraisal rights with respect to the shares held for one or more beneficial owners while not exercising the rights with respect to the shares held for other beneficial owners; in such case, however, the written demand should set forth the number of shares as to which appraisal is sought and where no number of shares is expressly mentioned the demand will be presumed to cover all shares of capital stock held in the name of the record owner. Beneficial owners who do not also hold their NYSE Euronext shares of record may not directly make appraisal demands to NYSE Euronext. The beneficial owner must, in such cases, have the owner of record, such as a broker, bank or other nominee, submit the required demand in respect of those shares of NYSE Euronext common stock. If a stockholder holds shares of NYSE Euronext common stock through a broker who in turn holds the shares through a central securities depository nominee such as Cede & Co., a demand for appraisal of such shares must be made by or on behalf of the depository nominee and must identify the depository nominee as record holder. Stockholders who hold their shares in brokerage accounts or other nominee forms and who wish to exercise appraisal rights should consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such a nominee.

All written demands for appraisal pursuant to Section 262 should be sent or delivered to NYSE Euronext at:

NYSE Euronext

11 Wall Street

New York, New York 10005

Attention: General Counsel

At any time within 60 days after the effective date of the NYSE Euronext merger, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal and accept the consideration offered pursuant to the merger agreement by delivering to the surviving corporation a written withdrawal of the demand for appraisal. The surviving corporation for these purposes means Baseball Merger Sub, or NYSE Euronext if the NYSE Euronext merger is restructured such that Baseball Merger Sub will merge with and into NYSE Euronext. However, any such attempt to withdraw the demand made more than 60 days after the effective date of the NYSE Euronext merger will require written approval of the surviving corporation. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Court deems just; provided, however, that any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal and accept the merger consideration offered pursuant to the merger agreement within 60 days after the effective date of the NYSE Euronext merger. If the surviving corporation does not approve a request to withdraw a demand for appraisal when that approval is required, or, except with respect to any stockholder who withdraws such stockholder’s demand in accordance with the proviso in the immediately preceding sentence, if the Delaware Court of Chancery does not approve the dismissal of an appraisal proceeding with respect to a stockholder, the stockholder will be entitled to receive only the appraised value determined in any such appraisal proceeding, which value could be less than, equal to or more than the consideration being offered pursuant to the merger agreement.

From and after the effective date of the NYSE Euronext merger, any stockholder who has duly demanded appraisal in compliance with Section 262 will not be entitled to vote for any purpose the shares of common stock subject to appraisal or to receive payment of dividends or other distributions on such shares except for dividends or distributions payable to stockholders of record at a date prior to the effective date of the NYSE Euronext merger.

Notice of the Effective Date

Within ten days after the effective date of the NYSE Euronext merger the surviving corporation in the NYSE Euronext merger must provide written notice to each holder of NYSE Euronext’s common stock who properly asserted appraisal rights under Section 262 and has not voted for the adoption of the merger agreement of the effective date of the merger.

Filing a Petition for Appraisal

Within 120 days after the effective date of the NYSE Euronext merger, but not thereafter the surviving corporation or any holder of NYSE Euronext’s common stock who has complied with Section 262 and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares held by all dissenting holders. Upon the filing of the petition by a stockholder, service of a copy of such petition shall be made upon the surviving corporation. The surviving corporation is under no obligation to and has no present intention to file a petition and holders should not assume that the surviving corporation will file a petition. Accordingly, it is the obligation of the holders of capital stock to initiate all necessary action to perfect their appraisal rights in respect of shares of capital stock within the time prescribed in Section 262. Within 120 days after the effective date of the NYSE Euronext merger, any holder of capital stock who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the surviving corporation a statement setting forth the aggregate number of shares not voted in favor of the approval of the merger agreement and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. The statement must be mailed within ten days after a written request therefor has been received by the surviving corporation or within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing, a person who is the beneficial owner of shares of capital stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request to receive from the surviving corporation the statement described in this paragraph.

If a petition for an appraisal is timely filed by a holder of shares of NYSE Euronext’s common stock and a copy thereof is served upon the surviving corporation, the surviving corporation will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares of NYSE Euronext common stock and with whom agreements as to the value of their shares have not been reached. After notice to the stockholders as required by the Court, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the stockholders who demanded appraisal of their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding; and if any stockholder fails to comply with the direction, the Delaware Court of Chancery may dismiss the proceedings as to the stockholder.

Determination of Fair Value

After the Delaware Court of Chancery determines the holders of capital stock entitled to appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Court shall determine the “fair value” of the shares, exclusive of any element of value arising from the accomplishment or expectation of the NYSE Euronext merger, together with interest, if any. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the NYSE Euronext merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5 percent over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the NYSE Euronext merger and the date of payment of the judgment. When the value is determined, the Court of Chancery will direct the payment of such value, with interest thereon accrued during the pendency of this proceeding, if the Court of Chancery so determines, to the stockholders entitled to receive the same, upon surrender by such stockholders of their certificates and book-entry shares.

In determining the fair value of the shares of NYSE Euronext common stock, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which were known or which could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering seeking appraisal should be aware that the fair value of their shares as so determined could be more than, the same as or less than the consideration they would receive pursuant to the NYSE Euronext merger if they did not seek appraisal of their shares and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the NYSE Euronext merger, is not an opinion as to, and does not otherwise address, fair value under Section 262. Although NYSE Euronext believes that the merger consideration is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the merger consideration. Neither ICE, ICE Group, Braves Merger Sub, Baseball Merger Sub nor NYSE Euronext anticipates offering more than the applicable merger consideration to any stockholder of NYSE Euronext exercising appraisal rights, and reserves the right to assert, in any appraisal proceeding, that for purposes of Section 262, the “fair value” of a share of capital stock is less than the applicable merger consideration.

If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Court and taxed upon the parties as the Court deems equitable under the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the shares entitled to be appraised.

If any stockholder who demands appraisal of shares of capital stock under Section 262 fails to perfect, successfully withdraws or loses such holder’s right to appraisal, the stockholder’s shares of capital stock will be deemed to have been converted at the effective date of the NYSE Euronext merger into the right to receive the merger consideration pursuant to the merger agreement. A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the effective date of the NYSE Euronext merger. In addition, as indicated above, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 and accept the merger consideration offered pursuant to the merger agreement.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows ICE and NYSE Euronext to incorporate certain information into this document by reference to other information that has been filed with the SEC. The information incorporated by reference is deemed to be part of this document, except for any information that is superseded by information in this document. The documents that are incorporated by reference contain important information about the companies and you should read this document together with any other documents incorporated by reference in this document.

This document incorporates by reference the following documents that have previously been filed with the SEC by ICE (File No. 001-32671):

•	Annual Report on Form 10-K for the year ended December 31, 2012 and filed on February 6, 2013;

•	Definitive Proxy Statement on Schedule 14A for the Annual Meeting of Stockholders on May 17, 2013 and filed on March 28, 2013; and

•	Current Report on Form 8-K filed on March 19, 2013.

This document also incorporates by reference the following documents that have previously been filed with the SEC by NYSE Euronext (File No. 001-33392):

•	Annual Report on Form 10-K for the year ended December 31, 2012 and filed on February 26, 2013;

•	Definitive Proxy Statement on Schedule 14A for the Annual Meeting of Stockholders on April 25, 2013 and filed on March 22, 2013; and

•	Current Report on Form 8-K filed on March 19, 2013.

In addition, ICE and NYSE Euronext are incorporating by reference any documents they may file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this document and prior to the date of the respective special meetings of the ICE stockholders and the NYSE Euronext stockholders, provided, however, that ICE and NYSE Euronext are not incorporating by reference any information furnished (but not filed), except as otherwise specified herein.

ICE Group has filed with the SEC a registration statement on Form S-4 under the Securities Act with respect to the ICE Group common stock to be issued in the mergers. This document constitutes the prospectus of ICE Group filed as part of the registration statement. This document does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement and its exhibits are available for inspection and copying as set forth above under “Where You Can Find More Information.”

Both ICE and NYSE Euronext file annual, quarterly and special reports, proxy statements and other business and financial information with the SEC. You may obtain the information incorporated by reference and any other materials ICE, NYSE Euronext or ICE Group files with the SEC without charge by following the instructions in the section entitled “Where You Can Find More Information” in the forepart of this document.

Neither ICE nor NYSE Euronext has authorized anyone to give any information or make any representation about the mergers that is different from, or in addition to, that contained in this document or in any of the materials that have been incorporated into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

EXECUTION VERSION

Appendix A – Amended and Restated Agreement and Plan of Merger

AMENDED AND RESTATED AGREEMENT and PLAN OF MERGER

by and among

NYSE EURONEXT,

INTERCONTINENTALEXCHANGE, INC.,

INTERCONTINENTALEXCHANGE GROUP, INC.,

BRAVES MERGER SUB, INC.

and

BASEBALL MERGER SUB, LLC

Dated as of March 19, 2013

-i-

Annex I		Parent Certificate of Incorporation
Annex II	–	Parent Bylaws
Annex III	–	Defined Terms
Schedule I	–	Other Antitrust or Competition Law Filings
Schedule II	–	Knowledge of Yankees
Schedule III	–	Knowledge of Braves
Schedule IV	–	Regulatory Approvals

-ii-

AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER

This AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER (as amended, modified or supplemented from time to time in accordance with its terms, this “Agreement”), dated as of March 19, 2013 (the “Execution Date”), is by and among NYSE EURONEXT, a Delaware corporation (“Yankees”), INTERCONTINENTALEXCHANGE, INC., a Delaware corporation (“Braves”), INTERCONTINENTALEXCHANGE GROUP, INC., a Delaware corporation and wholly owned Subsidiary of Braves (“Parent”), BRAVES MERGER SUB, INC., a Delaware corporation and wholly owned Subsidiary of Parent (“Braves Merger Sub”), and BASEBALL MERGER SUB, LLC, a Delaware limited liability company and a wholly owned Subsidiary of Parent (“Yankees Merger Sub” and, together with Braves Merger Sub, the “Merger Subs”), amends and restates in its entirety that certain Agreement and Plan of Merger (the “Original Merger Agreement”), dated as of December 20, 2012 (the “Original Execution Date”), by and among Yankees, Braves and Baseball Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of Braves. Yankees, Braves, Parent, Braves Merger Sub and Yankees Merger Sub are referred to herein collectively as the “Parties” and individually as a “Party”.

RECITALS

WHEREAS, the parties to the Original Merger Agreement desire to amend and restate the Original Merger Agreement in its entirety on the terms and subject to the conditions set forth herein;

WHEREAS, in anticipation of the Mergers, Braves has formed (a) Parent, (b) Braves Merger Sub and (c) Yankees Merger Sub;

WHEREAS, (a) each of Braves, Parent and Braves Merger Sub desire, following the satisfaction or waiver of the conditions set forth in Article V, to effect the Braves Merger upon the terms and subject to the conditions set forth in this Agreement whereby Braves Merger Sub shall be merged with and into Braves, with Braves as the surviving entity in the Braves Merger and the Braves Surviving Corporation becoming a wholly owned Subsidiary of Parent and (b) immediately following consummation of the Braves Merger, each of Yankees, Parent and Yankees Merger Sub desire, following the satisfaction or waiver of the conditions set forth in Article V, to effect the Yankees Merger upon the terms and subject to the conditions set forth in this Agreement, whereby Yankees shall be merged with and into Yankees Merger Sub, with Yankees Merger Sub as the surviving entity in the Yankees Merger, and the Yankees Surviving Company becoming a wholly owned Subsidiary of Parent;

WHEREAS, the board of directors of Yankees (the “Yankees Board”) has determined that the Yankees Merger and the other transactions contemplated by this Agreement are consistent with, and will further, the business strategies and goals of Yankees, and are in the best interests of Yankees stockholders, and (a) has approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Yankees Merger and (b) has determined to recommend that Yankees stockholders approve the adoption of this Agreement and the transactions contemplated by this Agreement, including the Yankees Merger;

WHEREAS, the board of directors of Braves (the “Braves Board”) has determined that the Braves Merger and the other transactions contemplated by this Agreement are consistent with, and will further, the business strategies and goals of Braves, and are in the best interests of Braves and its stockholders and (a) has approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Braves Merger and (b) has determined to recommend that the Braves stockholders approve the adoption of this Agreement and the transactions contemplated by this Agreement, including the Braves Merger;

WHEREAS, (a) the board of directors of Parent (the “Parent Board”) has determined the Mergers and the other transactions contemplated by this Agreement are consistent with, and will further, the business strategies and goals of Parent, and are in the best interests of Parent and its sole stockholder and has unanimously approved this Agreement and the transactions contemplated by this Agreement, including the Mergers, (b) the board of directors of Braves Merger Sub (the “Braves Merger Sub Board”) has determined that the Braves Merger and the other transactions contemplated by this Agreement are consistent with, and will further, the business strategies and goals of Braves Merger Sub, and are in the best interests of Braves Merger Sub and its sole stockholder and has unanimously approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Braves Merger, and has unanimously determined to recommend that the Parent, as the sole stockholder of Braves Merger Sub approve the adoption of this Agreement and the transactions contemplated by this Agreement, including the Braves Merger, and (c) Parent, as the sole member of Yankees Merger Sub has determined that the Yankees Merger and the other transactions contemplated by this Agreement are consistent with, and will further, the business strategies and goals of Yankees Merger Sub, and are in the best interests of Yankees Merger Sub and its sole member and has unanimously approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Yankees Merger;

WHEREAS, the Parties intend, as set forth in Section 7.14(d), that (a) all references in this Agreement to “the date hereof” or the “the date of this Agreement” shall refer to the Original Execution Date, (b) the date on which the representations and warranties set forth in Article III are made by Braves, Yankees or Yankees Merger Sub shall not change as a result of the execution of this Agreement and shall be made as of such dates as they were in the Original Merger Agreement and (c) each reference to “this Agreement” or “herein” in the representations and warranties set forth in Article III insofar as they pertain to Braves, Yankees or Yankees Merger Sub shall refer to “the Original Merger Agreement”, in each of cases (a), (b) and (c), unless expressly indicated otherwise in this Agreement; and

WHEREAS, for U.S. federal income tax purposes, the Parties intend that each of the Braves Merger and the Yankees Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations promulgated thereunder and intend for this Agreement to constitute a “plan of reorganization” within the meaning of the Code, provided, that, in the event the Alternative Transaction is implemented, the Parties intend that the Yankees Merger (taken together with the Braves Merger) shall qualify as a transaction described in Section 351 of the Code; and

WHEREAS, each of the Parties intends to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the Parties agree as follows:

ARTICLE I

THE MERGERS

Section 1.1 The Mergers.

(a) The Braves Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Delaware General Corporation Law, as amended (the “DGCL”), at the Braves Effective Time, Braves Merger Sub shall be merged with and into Braves (the “Braves Merger”), with Braves surviving the Braves Merger (the “Braves Surviving Corporation”), and the separate corporate existence of Braves Merger Sub shall thereupon cease. The Braves Surviving Corporation shall continue to exist under the laws of the State of Delaware, with all its rights, privileges, immunities, powers and franchises, unaffected by the Braves Merger except as set forth in this Article I. After the Braves Merger, the Braves Surviving Corporation shall be a wholly owned Subsidiary of Parent. The Braves Merger shall have the effects specified in this Agreement and in the DGCL.

(b) The Yankees Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, and the Delaware Limited Liability Company Act, as amended (the “DLLCA”), at the Yankees Effective Time, Yankees shall be merged with and into Yankees Merger Sub (the “Yankees Merger” and, together with the Braves Merger, the “Mergers”), with Yankees Merger Sub surviving the Yankees Merger (the “Yankees Surviving Company”), and the separate corporate existence of Yankees shall thereupon cease. The Yankees Surviving Company shall continue to exist under the laws of the State of Delaware, with all its rights, privileges, immunities, powers and franchises, unaffected by the Yankees Merger except as set forth in this Article I. After the Yankees Merger, the Yankees Surviving Company shall be a wholly owned Subsidiary of Parent. The Merger shall have the effects specified in this Agreement and in the DGCL and the DLLCA.

Section 1.2 Closing. The closing of the Mergers (the “Closing”) will take place at 10:00 a.m., New York City time, on a date to be specified by the Parties, which shall be no later than the fourth (4th) Business Day after satisfaction or (to the extent permitted by applicable Law) waiver of the conditions set forth in Article V hereof (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by applicable Law) waiver of those conditions), at the offices of Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004, unless another time, date or place is agreed to by Braves and Yankees. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

“Business Day” means any day other than a Saturday, Sunday or a day on which banks in New York, New York do not open for business.

Section 1.3 Effective Times.

(a) On the Closing Date, each of the following filings shall be made in the following order: (i) Braves shall file a certificate of merger relating to the Braves Merger (the “Braves Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as is required by, and executed and acknowledged in accordance with, the relevant provisions of the DGCL, and shall make all other filings or recordings required under the DGCL and (ii) following the filing of the Braves Certificate of Merger, Yankees Merger Sub shall file a certificate of merger relating to the Yankees Merger (the “Yankees Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as is required by, and executed and acknowledged in accordance with, the relevant provisions of the DGCL and the DLLCA, and shall make all other filings or recordings required under the DGCL and the DLLCA.

(b) (i) The Braves Merger shall become effective at such time as the Braves Certificate of Merger is duly filed with the Delaware Secretary of State or at such subsequent time as Braves and Yankees shall agree and shall be specified in the Braves Certificate of Merger (such time as the Braves Merger becomes effective being the “Braves Effective Time”) and (ii) the Yankees Merger shall become effective at such time as the Yankees Certificate of Merger is duly filed with the Delaware Secretary of State, or at such subsequent time as Parent and Yankees shall agree and shall be specified in the Yankees Certificate of Merger, provided that the Yankees Merger shall not become effective until after the Braves Effective Time (such time as the Yankees Merger becomes effective being the “Yankees Effective Time” and, such time as the Mergers become effective being the “Effective Times”).

Section 1.4 Organizational and Governing Documents.

(a) Organizational Documents of Parent. Subject to the approval of any Governmental Entities required to consummate the Mergers, Parent and Braves, as the sole stockholder of Parent, shall take all requisite action to cause the certificate of incorporation (the “Parent Certificate of Incorporation”) and bylaws (the “Parent Bylaws”) of Parent in effect immediately prior to the Braves Effective Time to be in substantially the forms attached to this Agreement as Annex I and Annex II, respectively, except for such changes (i) as are deemed necessary or appropriate by Braves or Parent, in their reasonable discretion, in addressing issues raised by Governmental Entities in connection with their seeking to obtain the consents, non-objections and other approvals set forth on Schedule IV hereto, (ii) approved by Yankees (such approval not to be unreasonably withheld, conditioned or delayed) or (iii) as would not be material, and in the case of either of (ii) or (iii) acceptable to such Governmental Entities. The name of Parent immediately after the Braves Effective Time shall remain “IntercontinentalExchange Group, Inc.”

(b) Organizational Documents of Braves Surviving Corporation. At the Braves Effective Time, the certificate of incorporation and bylaws of Braves in effect immediately prior to the Braves Effective Time shall be the certificate of incorporation and bylaws of Braves Surviving Corporation until duly amended as provided therein or by applicable Laws. The name of the Braves Surviving Corporation immediately after the Braves Effective Time shall remain “IntercontinentalExchange, Inc.”

(c) Limited Liability Company Agreement of the Yankees Surviving Company. Subject to the approval of any Governmental Entities required to consummate the Yankees Merger, Braves and Parent shall take, and shall cause Yankees Merger Sub to take, all requisite action to cause the limited liability company agreement of the Yankees Surviving Company in effect immediately following the Yankees Effective Time to be in such form as determined by Braves and Parent and acceptable to such Governmental Entities.

Section 1.5 Managers and Officers; Directors and Officers.

(a) Managers and Officers of the Yankees Surviving Company. (i) The managers of the Yankees Surviving Company from and after the Yankees Effective Time shall be those individuals who are appointed immediately prior to the Braves Effective Time by Parent, as the sole member of Yankees Merger Sub, until the earlier of their death, resignation or removal or until their respective successors are duly appointed and qualified, as the case may be and (ii) officers of the Yankees Surviving Company immediately after the Yankees Effective Time shall be the respective individuals who are officers of Yankees, immediately prior to the Yankees Effective Time until the earlier of their deaths, resignations and removals or until their respective successors are duly appointed and qualified, as the case may be.

(b) Directors and Officers of Braves Surviving Corporation. (i) The directors of the Braves Surviving Corporation, from and after the Braves Effective Time shall be those individuals who are the directors of Braves Merger Sub immediately prior to the Braves Effective Time, until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified, as the case may be and (ii) the officers of the Braves Surviving Corporation immediately after the Braves Effective Time shall be the respective individuals who are officers of Braves, immediately prior to the Braves Effective Time until the earlier of their deaths, resignations and removals or until their respective successors are duly appointed and qualified, as the case may be.

Section 1.6 Effect of the Braves Merger on Shares of Braves and Braves Merger Sub. As a result of the Braves Merger and without any action on the part of Braves, Parent, Braves Merger Sub or any holder of any capital stock of Braves, Parent or Braves Merger Sub, at the Braves Effective Time:

(a) Each share of common stock of Braves, par value $0.01 per share (each, a “Braves Share”), held by Braves as treasury stock or owned directly by Braves or Braves Merger Sub immediately prior to the Braves Effective Time shall be cancelled and extinguished, and no consideration shall be delivered in exchange therefor.

(b) Each Braves Share (and any fractions thereof) issued and outstanding immediately prior to the Braves Effective Time (other than any Braves Share to be cancelled pursuant to Section 1.6(a)) shall automatically be converted into the right to receive one Parent Share (or a corresponding fraction thereof) (the “Braves Merger Consideration”).

(c) Each share of common stock of Braves Merger Sub, par value $0.01 per share, issued and outstanding immediately prior to the Braves Effective Time shall be converted into one share of common stock, par value $0.01 per share, of the Braves Surviving Corporation.

(d) Each of the Braves Shares (and any fractions thereof) converted into Parent Shares (or a corresponding fraction thereof) or cancelled pursuant to this Section 1.6 shall, upon conversion or cancellation thereof, cease to be outstanding and shall cease to exist. Each entry in the records of Braves or its transfer agent formerly representing Braves Shares (the “Braves Book-Entry Interest”) to be converted in accordance with Section 1.6(b) shall thereafter represent only the right to receive the Braves Merger Consideration and any distribution or dividend pursuant to Section 2.1(e). From and after the Braves Effective Time, there shall be no further registration of transfers on the stock transfer books of the Braves Surviving Corporation of Braves Shares that were outstanding immediately prior to the Braves Effective Time. If, after the Braves Effective Time, any Braves Book-Entry Interests formerly representing Braves Shares are presented to the Braves Surviving Corporation or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Article I.

Section 1.7 Effect of the Yankees Merger on Shares of Yankees and Yankees Merger Sub.

(a) As a result of the Yankees Merger and without any action on the part of Yankees, Parent, Yankees Merger Sub or any holder of any capital stock of Yankees, Parent or Yankees Merger Sub, at the Yankees Effective Time:

(i) each share of Yankees’s common stock, par value $0.01 per share (each, a “Yankees Share”), issued and outstanding immediately prior to the Effective Time (other than any Yankees Share to be canceled pursuant to Section 1.7(a)(ii) and other than any Yankees Shares to be converted into Parent Shares pursuant to Section 1.7(a)(iii) or any Dissenting Shares) shall automatically be converted, at the election of the holder thereof in accordance with the procedures set forth in Section 2.1(b), into:

(A) for each Yankees Share with respect to which the Standard Election is made and not revoked pursuant to Section 2.1(b) (or deemed to have been made pursuant to Section 2.1(b)), (1) a number of validly issued, fully paid and non-assessable shares of common stock of Parent, par value $0.01 (each, a “Parent Share”), equal to 0.1703 (the “Parent Exchange Ratio”) and (2) an amount of cash equal to $11.27, without interest (the “Standard Cash Amount”);

(B) for each Yankees Share with respect to which a Cash Election has been made and not revoked or lost pursuant to Section 2.1(b), either (1) if the Unprorated Aggregate Cash Consideration is equal to or less than the Aggregate Cash Consideration, an amount of cash equal to the Default Cash Election Amount, or (2) if the Unprorated Aggregate Cash Consideration is greater than the Aggregate Cash Consideration, (x) an amount of cash equal to the sum of the Standard Cash Amount and the Cash Oversubscription Amount and (y) a number of validly issued, fully paid and non-assessable Parent Shares equal to the difference between (I) the Parent Exchange Ratio and (II) the quotient obtained by dividing the Cash Oversubscription Amount by the Parent Share Price;

(C) for each Yankees Share with respect to which a Stock Election has been made and not revoked or lost pursuant to Section 2.1(b), either (1) if the Unprorated Aggregate Cash Consideration is equal to or greater than the Aggregate Cash Consideration, a number of validly issued, fully paid and non-assessable Parent Shares equal to the Default Stock Election Amount, or (2) if the Unprorated Aggregate Cash Consideration is less than the Aggregate Cash Consideration, (x) a number of validly issued, fully paid and non-assessable Parent Shares equal to the sum of (I) the Parent Exchange Ratio and (II) the Stock Oversubscription Amount; and (y) an amount of cash equal to the difference between (aa) the Standard Cash Amount and (bb) the product of the Stock Oversubscription Amount and the Parent Share Price;

(ii) each Yankees Share held in the treasury of Yankees and each Yankees Share owned directly by Yankees or Parent immediately prior to the Yankees Effective Time (in each case other than Yankees Shares held on behalf of third parties) shall be canceled and extinguished, and no payment or other consideration shall be paid with respect to such Yankees Shares;

(iii) each Yankees Share held by Braves or any direct or indirect wholly owned Subsidiary of Yankees, Braves or Parent shall be converted into the right to receive the Default Stock Election Amount; and

(iv) each interest of Yankees Merger Sub outstanding immediately prior to the Yankees Effective Time shall remain outstanding.

Notwithstanding the foregoing, if between the date of this Agreement and the Effective Times, the outstanding Yankees Shares or Braves Shares shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar event shall have occurred, then the Yankees Merger Consideration and Braves Merger Consideration will be appropriately and proportionately adjusted to provide to the holder of such Yankees Share or the holder of such Braves Share the same economic effect as contemplated by this Agreement prior to such event.

(b) From and after the Yankees Effective Time, no Yankees Shares shall remain outstanding and all Yankees Shares shall be cancelled and shall cease to exist. Each entry in the records of Yankees or its transfer agent formerly representing Yankees Shares (the “Yankees Book-Entry Interests”) to be converted in accordance with Section 1.7(a)(i) shall thereafter represent only the right to receive the Yankees Merger Consideration and any distribution or dividend pursuant to Section 2.1(e) and each Yankees Book-Entry Interest that are Dissenting Shares shall thereafter represent only the right to receive the payment of which reference is made in Section 1.11. From and after the Yankees Effective Time, there shall be no further registration of transfers on the stock transfer books of the Yankees Surviving Company of Yankees Shares that were outstanding immediately prior to the Yankees Effective Time. If, after the Yankees Effective Time, any Yankees Book-Entry Interests formerly representing Yankees Shares are presented to the Yankees Surviving Company or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Article I.

(c) Maximum Aggregate Consideration. For the avoidance of doubt, the aggregate amount of cash paid (not including any cash paid pursuant Section 2.1(f)(ii)), and the aggregate number of Parent Shares issued, to all of the holders of Yankees Shares pursuant to Section 1.7(a) (other than the Parent Shares issued pursuant to Section 1.7(a)(iii)) shall not exceed the aggregate amount of cash that would have been paid, and the aggregate number of Parent Shares that would have been issued, to all of the holders of Yankees Shares (other than holders of Yankees Shares whose Yankees Shares are converted into the right to receive the Default Stock Election Amount pursuant to Section 1.7(a)(iii)) had the Standard Election been made with respect to each Yankees Share.

“Aggregate Cash Consideration” means the product of (i) the number of Yankees Shares issued and outstanding immediately prior to the Yankees Effective Time (other than any Yankees Shares to be canceled pursuant to Section 1.7(a)(ii) and other than any Yankees Shares to be converted into Parent Shares pursuant to Section 1.7(a)(iii) or any Dissenting Shares) and (ii) the Standard Cash Amount.

“Cash Oversubscription Amount” means the product of the Standard Cash Amount and a fraction, the numerator of which is the Number of Stock Elections and the denominator of which is the Number of Cash Elections.

“Default Cash Election Amount” means $33.12.

“Default Stock Election Amount” means 0.2581.

“Election Deadline” means 5:00 p.m., New York City time, on the Business Day that is two (2) trading days prior to the Closing Date (which date, notwithstanding anything to the contrary in Section 4.8, shall be publicly announced by Braves as soon as practicable but in no event less than four Business Days prior to the Closing Date) or such other date and time as determined and publicly announced by Braves in Braves’s reasonable discretion.

“Governmental Entity” means any (i) federal, national, supranational, state, provincial, local or other government, government department, ministry, secretary of state, minister, governmental or administrative authority, agency, commission, court, tribunal, regulatory or judicial body or arbitral body or (ii) self-regulatory body or other Person exercising judicial, executive, interpretative, enforcement, investigative or legislative powers or authority anywhere in the world, including any Person that exercises a regulatory or supervisory function or otherwise with competent jurisdiction under the applicable Laws of any jurisdiction in relation to financial services, the financial markets, exchanges, trading platforms or clearing houses, including, (A) in the case of clauses (i) and (ii), (x) any colleges or other group of such Persons referred to therein (such as the College of Euronext Regulators) and (y) only to the extent that it has authority and jurisdiction in the context of the consummation and effectiveness of the Mergers and the other transactions contemplated by this Agreement and (B) in the case of clause (ii) only, solely in, and to the extent of, such regulatory capacity.

“Number of Cash Elections” means the aggregate number of Yankees Shares for which the Cash Election has been made and not been revoked or lost pursuant to Section 2.1(b).

“Number of Standard Elections” means the aggregate number of Yankees Shares for which the Standard Election has been made and not revoked pursuant to Section 2.1(b) (or deemed to have been made pursuant to Section 2.1(b)).

“Number of Stock Elections” means the aggregate number of Yankees Shares for which the Stock Election has been made and not been revoked or lost pursuant to Section 2.1(b) (excluding, for the avoidance of doubt, any Yankees Shares converted into the right to receive the Default Stock Election Amount pursuant to Section 1.7(a)(iii)).

“Parent Share Price” means $128.31.

“Stock Oversubscription Amount” means the product of the Parent Exchange Ratio and a fraction, the numerator of which is the Number of Cash Elections and the denominator of which is the Number of Stock Elections.

“Unprorated Aggregate Cash Consideration” means the sum of (i) the Number of Standard Elections multiplied by the Standard Cash Amount and (ii) the Number of Cash Elections multiplied by the Default Cash Election Amount.

“Yankees Merger Consideration” means, as applicable, the Standard Election, the Cash Election or the Stock Election.

Section 1.8 Effect on Parent Capital Stock. At the Braves Effective Time, each share of capital stock of Parent issued and outstanding immediately prior to the Braves Effective Time shall remain outstanding. Immediately following the Braves Effective Time, shares of capital stock of Parent owned by Braves Surviving Corporation shall be surrendered to Parent without payment therefor and canceled by Parent.

Section 1.9 Effect of the Yankees Merger on Yankees Stock Options and Awards.

(a) Each option to purchase and stock appreciation right denominated in Yankees Shares (a “Yankees Stock Option”) granted under the employee and director stock plans of Yankees (the “Yankees Stock Plans”), whether vested or unvested, that is outstanding immediately prior to the Yankees Effective Time shall cease to represent a right to acquire Yankees Shares and shall be converted, at the Yankees Effective Time, into a stock option to acquire or stock appreciation right denominated in Parent Shares, as applicable (a “Parent Stock Option”), on the same terms and conditions as were applicable under such Yankees Stock Option. The number of Parent Shares subject to each such Parent Stock Option (rounded down to the nearest whole share) shall be equal to the number of Yankees Shares subject to each such Yankees Stock Option immediately prior to the Yankees Effective Time multiplied by the Equity Exchange Factor (as defined below), and such Parent Stock Option shall have an exercise price per share (rounded up to the nearest penny) equal to the per-share exercise price applicable to such Yankees Stock Option immediately prior to the Yankees Effective Time divided by the Equity Exchange Factor.

(b) At the Yankees Effective Time, subject to the provisions of this Section 1.9(b), each restricted stock unit or deferred stock unit measured in Yankees Shares (other than performance stock units) (each, a “Yankees Stock-Based Award”), whether vested or unvested, which is outstanding immediately prior to the Yankees Effective Time shall cease to represent a restricted stock unit or deferred stock unit with respect to Yankees Shares and shall be converted, at the Yankees Effective Time, into a restricted stock unit or deferred stock unit denominated in Parent Shares (a “Parent Stock-Based Award”), on substantially the same terms and conditions as were applicable under the Yankees Stock-Based Awards. The number of Parent Shares subject to each such Parent Stock-Based Award (rounded down to the nearest whole share) shall be equal to the number of Yankees Shares subject to the Yankees Stock-Based Award immediately prior to the Yankees Effective Time multiplied by the Equity Exchange Factor (defined below) (for the avoidance of doubt, the preceding provisions shall apply to any restricted stock units or deferred stock units that are outstanding on the day prior to the Closing Date). All restricted stock units (other than performance stock units) granted under Yankees’s Omnibus Incentive Plan or under Yankees’s 2006 Stock Incentive Plan either (i) prior to the date hereof or (ii) on or after the date hereof pursuant to Yankees’s annual bonus program, to the extent permitted by Section 4.1(a)(iv) of the Yankees Disclosure Letter, that are outstanding immediately prior to the Yankees Effective Time shall (A) to the extent unvested, vest as of the Yankees Effective Time, and (B) be distributed as of the Yankees Effective Time; provided that, with respect to any such units that constitute deferred compensation within the meaning of Section 409A of the Code, such distribution shall occur on the date that it would occur under the applicable award agreement absent the application of this Section 1.9(b). All other restricted stock units granted after the date hereof to the extent permitted by Section 4.1(a)(iv) of the Yankees Disclosure Letter that are outstanding immediately prior to the Yankees Effective Time, if any, shall be subject to a three-year cliff vesting schedule and the vesting of such restricted stock units shall not accelerate upon the Yankees Effective Time; provided that, such restricted stock units shall vest upon an earlier termination of employment with Yankees and its Subsidiaries without “cause” or a resignation from Yankees and its Subsidiaries for “good reason” (as such terms are defined in Section 4.1(a)(iv) of the Yankees Disclosure Letter). For purposes of this Agreement, the term “Equity Exchange Factor” means the sum of (i) the Parent Exchange Ratio and (ii) the quotient obtained by dividing (1) the Standard Cash Amount by (2) the 10-day aggregate volume-weighted average per share price, rounded to two decimal points of Braves Shares as reported on the New York Stock Exchange composite transactions reporting system for the 10 consecutive trading days ending on the second-to-last full trading day prior to the Closing Date.

(c) At the Yankees Effective Time, subject to the provisions of this Section 1.9(c), each performance stock unit measured in Yankees Shares granted under Yankees’s Omnibus Incentive Plan (each, a “Yankees Performance Stock Award”), whether vested or unvested, which is outstanding immediately prior to the Yankees Effective Time shall cease to represent a performance stock unit with respect to Yankees Shares and shall be converted, at the Yankees Effective Time, into a performance stock unit denominated in Parent Shares (a “Parent Performance Stock Award”), on substantially the same terms and conditions as were applicable under the Yankees Performance Stock Awards. At the Yankees Effective Time, the performance condition in respect of each outstanding Yankees Performance Stock Award granted prior to the date hereof shall be deemed satisfied assuming that the Measurement Date (as defined in the applicable performance stock unit agreement) is the Closing Date, and based on an End Price (as defined in the applicable performance stock unit agreement) equal to the sum of (i) the Standard Cash Amount and (ii) the product of (x) the Parent Exchange Ratio and (y) the per share closing price of the Braves Shares, rounded to two decimal points, as reported on the New York Stock Exchange composite transactions reporting system on the Business Day immediately prior to the date hereof; provided that the service condition in respect of each such outstanding Yankees Performance Stock Award shall remain unchanged and shall not be deemed satisfied as of the Yankees Effective Time, and the original Measurement Date in respect of the service condition shall continue to apply to each holder thereof for purposes of continued service-based vesting. At the Yankees Effective Time, the performance condition in respect of each outstanding Yankees Performance Stock Award granted on or after the date hereof to the extent permitted by Section 4.1(a)(iv) of the Yankees Disclosure Letter shall be deemed satisfied at the greater of 100% or the level based on actual attainment of the applicable performance criteria as of the month ending prior to the month in which the Yankees Effective Time occurs; provided that the service condition in respect of each such outstanding

Yankees Performance Stock Award shall remain unchanged and shall not be deemed satisfied as of the Yankees Effective Time, and the original Measurement Date in respect of the service condition shall continue to apply to each holder thereof for purposes of continued service-based vesting. The number of Parent Shares subject to each such Parent Performance Stock Award (rounded down to the nearest whole share) shall be equal to the number of Yankees Shares subject to the Yankees Performance Stock Award based on the previous sentence multiplied by the Equity Exchange Factor.

(d) As soon as practicable after the Yankees Effective Time, Parent shall deliver to the holders of Yankees Stock Options, Yankees Stock-Based Awards and Yankees Performance Stock Awards appropriate notices setting forth such holders’ rights pursuant to the respective Yankees Stock Plans and agreements evidencing the grants of such Yankees Stock Options, Yankees Stock-Based Awards and Yankees Performance Stock Awards, and stating that the Yankees Stock Plans and such Yankees Stock Options, Yankees Stock-Based Awards and Yankees Performance Stock Awards and agreements have been assumed by Parent and shall continue in effect on substantially the same terms and conditions (but subject to the adjustments required by this Section 1.9 after giving effect to the Yankees Merger and the terms of the Yankees Stock Plans).

(e) Prior to the Yankees Effective Time, Yankees shall take all necessary action for the adjustment of Yankees Stock Options, Yankees Stock-Based Awards and Yankees Performance Stock Awards under this Section 1.9. Parent shall reserve for issuance a number of Parent Shares at least equal to the number of Parent Shares that will be subject to Parent Stock Options, Parent Stock-Based Awards and Parent Performance Stock Awards as a result of the actions contemplated by this Section 1.9.

(f) As soon as practicable following the Yankees Effective Time, Parent shall file a registration statement on Form S-8 (or any successor form, or if Form S-8 is not available, other appropriate forms) with respect to the Parent Shares subject to such Parent Stock Options, Parent Stock-Based Awards and Parent Performance Stock Awards and shall maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Parent Stock Options, Parent Stock-Based Awards and Parent Performance Stock Awards remain outstanding.

Section 1.10 Effect of the Braves Merger on Braves Stock Options and Awards.

(a) Each option to purchase Braves Shares (a “Braves Stock Option”) granted under the employee and director stock plans of Braves (the “Braves Stock Plans”), whether vested or unvested, that is outstanding immediately prior to the Braves Effective Time shall cease to represent a right to acquire Braves Shares and shall be converted, at the Braves Effective Time, into a Parent Stock Option, on the same terms and conditions as were applicable under such Braves Stock Option. The number of Parent Shares subject to each such Parent Stock Option shall be equal to the number of Braves Shares subject to each such Braves Stock Option immediately prior to the Braves Effective Time, and such Parent Stock Option shall have an exercise price per share equal to the per-share exercise price applicable to such Braves Stock Option immediately prior to the Braves Effective Time.

(b) At the Braves Effective Time, subject to the provisions of this Section 1.10(b), each restricted stock unit or deferred stock unit measured in Braves Shares (other than performance stock units) (each, a “Braves Stock-Based Award”), whether vested or unvested, which is outstanding immediately prior to the Braves Effective Time shall cease to represent a restricted stock unit or deferred stock unit with respect to Braves Shares and shall be converted, at the Braves Effective Time, into a Parent Stock-Based Award, on substantially the same terms and conditions as were applicable under the Braves Stock-Based Awards. The number of Parent Shares subject to each such Parent Stock-Based Award shall be equal to the number of Braves Shares subject to the Braves Stock-Based Award immediately prior to the Braves Effective Time.

(c) At the Braves Effective Time, subject to the provisions of this Section 1.10(c), each performance stock unit measured in Braves Shares (each, a “Braves Performance Stock Award”), whether vested or unvested, which is outstanding immediately prior to the Braves Effective Time shall cease to represent a performance stock unit with respect to Braves Shares and shall be converted, at the Braves Effective Time, into a Parent Performance Stock Award, on substantially the same terms and conditions as were applicable under the Braves Performance Stock Awards. The number of Parent Shares subject to each such Parent Performance Stock Award shall be equal to the number of Braves Shares subject to the Braves Performance Stock Award immediately prior to the Braves Effective Time.

(d) As soon as practicable after the Braves Effective Time, Parent shall deliver to the holders of Braves Stock Options, Braves Stock-Based Awards and Braves Performance Stock Awards appropriate notices setting forth such holders’ rights pursuant to the respective Braves Stock Plans and agreements evidencing the grants of such Braves Stock Options, Braves Stock-Based Awards and Braves Performance Stock Awards, and stating that the Braves Stock Plans and such Braves Stock Options, Braves Stock-Based Awards and Braves Performance Stock Awards and agreements have been assumed by Parent and shall continue in effect on substantially the same terms and conditions (but subject to the adjustments required by this Section 1.10 after giving effect to the Braves Merger and the terms of the Braves Stock Plans).

(e) Prior to the Braves Effective Time, Braves shall take all necessary action for the adjustment of Braves Stock Options, Braves Stock-Based Awards and Braves Performance Stock Awards under this Section 1.10. Parent shall reserve for issuance a number of Parent Shares at least equal to the number of Parent Shares that will be subject to Parent Stock Options, Parent Stock-Based Awards and Parent Performance Stock Awards as a result of the actions contemplated by this Section 1.10.

(f) As soon as practicable following the Braves Effective Time, Parent shall file a registration statement on Form S-8 (or any successor form, or if Form S-8 is not available, other appropriate forms) with respect to the Parent Shares subject to such Parent Stock Options, Parent Stock-Based Awards and Parent Performance Stock Awards and shall maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Parent Stock Options, Parent Stock-Based Awards and Parent Performance Stock Awards remain outstanding.

Section 1.11 Appraisal Rights.

(a) Notwithstanding any provision of this Agreement to the contrary and to the extent available under the DGCL, Yankees Shares that are outstanding immediately prior to the Yankees Effective Time and that are held by holders of Yankees Shares who shall have neither voted in favor of the Yankees Merger nor consented thereto in writing and who shall have demanded properly in writing appraisal for such Yankees Shares in accordance with Section 262 of the DGCL (collectively, the “Dissenting Shares”), shall not be converted into, or represent the right to receive, the Yankees Merger Consideration. Such Yankees stockholders shall be entitled instead to receive payment of the fair value of such Yankees Shares held by them in accordance with the provisions of such Section 262, except that all Dissenting Shares held by holders of Yankees Shares who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such Yankees Shares under such Section 262 shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Yankees Effective Time, the right to receive the Standard Election, without any interest thereon, in accordance with Section 2.1(c).

(b) Yankees shall give Braves and Parent (i) prompt notice of any demands for appraisal received by Yankees, withdrawals of such demands, and any other instruments served pursuant to the DGCL and received by Yankees and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. Yankees shall not, except with the prior written consent of Braves, make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

ARTICLE II

EXCHANGE OF SHARES

Section 2.1 Exchange of Yankees Book-Entry Interests.

(a) Exchange Agent. Prior to the Yankees Effective Time, Braves or Parent shall appoint or shall cause the appointment of Computershare Trust Company, N.A. or another bank or trust company that is reasonably satisfactory to Yankees to act as paying and exchange agent hereunder (the “Exchange Agent”). Prior to the Yankees Effective Time, Parent shall or shall cause Braves to deposit with the Exchange Agent (i) for the benefit of the holders of Yankees Shares, an aggregate number of Parent Shares and an aggregate amount of cash sufficient to deliver the aggregate amount of cash and Parent Shares required pursuant to Section 1.7(a)(i) and (ii) for the benefit of the holders of Braves Shares, an aggregate number of Parent Shares sufficient to deliver the aggregate amount of Parent Shares required pursuant to Section 1.6(b). In addition, Parent shall deposit with the Exchange Agent, as necessary from time to time after the Effective Time, any dividends or other distributions payable pursuant to Section 2.1(e) and cash in lieu of any fractional shares payable pursuant to Section 2.1(f). All Parent Shares, cash, dividends and distributions deposited with the Exchange Agent pursuant to this Section 2.1 for the benefit of a holder of Yankees Shares shall hereinafter be referred to as the “Yankees Exchange Fund” and all Parent Shares, dividends and distributions deposited with the Exchange Agent pursuant to this Section 2.1 for the benefit of a holder of Braves Shares shall hereinafter be referred to as the “Braves Exchange Fund”.

(b) Yankees Shares Election Procedures. Each holder of a Yankees Share shall have the right, subject to the limitations set forth in this Section 2.1(b), to submit an election (each, an “Election”) in accordance with the following procedures:

(i) Each holder of a Yankees Share may specify in a request made in accordance with the provisions of this Section 2.1(b) whether such holder elects to receive with respect to each of his or her Yankees Share either (A) the consideration set forth in Section 1.7(a)(i)(A) (such Election with respect to such number of Yankees Shares, the “Standard Election”), (B) the consideration set forth in Section 1.7(a)(i)(B) (such Election with respect to such number of Yankees Shares, the “Cash Election”), or (C) the consideration set forth in Section 1.7(a)(i)(C) (such Election with respect to such number of Yankees Shares, the “Stock Election”).

(ii) Any holder of a Yankees Share who does not properly make an Election in accordance with the provisions of this Section 2.1(b), or whose Election is not received by the Exchange Agent prior to the Election Deadline in the manner provided in Section 2.1(b)(iv), will be deemed to have made the Standard Election.

(iii) Parent shall, or shall cause, the appropriate form of election and transmittal materials (provided that Yankees shall have provided its consent to such form, such consent not to be unreasonably withheld or delayed) (the “Yankees Transmittal Letter”) to be provided by the Exchange Agent to holders of record of Yankees Shares (other than holders of Yankees Shares subject to Section 1.7(a)(ii) and Section 1.7(a)(iii)) advising such holders of the procedure for exercising their right to make the Election and for providing instructions to the Exchange Agent to effect the transfer and cancellation of Yankees Book-Entry Interests in exchange for the consideration payable pursuant to Section 1.7(a)(i).

(iv) Any Election set forth in Section 2.1(b)(i) shall have been made properly only if the Exchange Agent shall have received, by the Election Deadline, a Yankees Transmittal Letter properly completed and signed indicating such Election.

(v) Any holder of a Yankees Share may, at any time prior to the Election Deadline, change his or her Election by written notice received by the Exchange Agent prior to the Election Deadline accompanied by a properly completed and signed revised Yankees Transmittal Letter. If Parent or Braves shall determine in its reasonable discretion that any Election is not properly made with respect to any Yankees Share (it being understood that no Party nor the Exchange Agent is under any duty to notify any holder of any such defect), such Election shall be deemed to be not in effect, subject to Section 2.1(b)(ii).

(vi) Any holder of a Yankees Share may, at any time prior to the Election Deadline, revoke his or her Election by written notice received by the Exchange Agent prior to the Election Deadline. All Elections shall be revoked automatically if the Exchange Agent is notified in writing by Parent or Braves that this Agreement has been terminated in accordance with Article VI and will not be subject to Section 2.1(b)(ii).

(vii) Each of Parent and Braves, in the exercise of its reasonable discretion, shall have the right to make all determinations, not inconsistent with the terms of this Agreement, governing (A) the validity of the Yankees Transmittal Letter and compliance by any holder of a Yankees Share with the Election procedures set forth herein, and (B) the manner and extent to which Elections are to be taken into account in making the determinations prescribed in Section 1.7(a)(i).

(c) Yankees Merger Consideration. After the Yankees Effective Time, and upon delivery to the Exchange Agent of instructions authorizing transfer and cancellation of Yankees Book-Entry Interests in accordance with Section 2.1(b), the terms of the Yankees Transmittal Letter and such other documents as may reasonably be required by the Exchange Agent, the holder of such Yankees Book-Entry Interests shall be entitled to receive in exchange therefor, and the Exchange Agent shall be required to deliver to each such holder, (i) the number of Parent Shares and an amount in cash that such holder is entitled to receive pursuant to Section 1.7(a)(i) (after taking into account all Yankees Shares then held by such holder and the Elections(s) made with respect to such Yankees Shares by such holder), and (ii) any cash in lieu of fractional shares which the holder has the right to receive pursuant to Section 2.1(f). The Yankees Book-Entry Interests that are the subject of such authorization shall forthwith be cancelled. No interest will be paid or accrued on any amount payable upon such transfer and cancellation of any Yankees Book-Entry Interests. The stock portion of the Yankees Merger Consideration issued and paid and the cash portion of the Yankees Merger Consideration paid in accordance with the terms of Section 1.7(a)(i) and this Section 2.1(c) upon conversion of any Yankees Shares (including any cash paid in lieu of fractional shares pursuant to Section 2.1(f)) shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such Yankees Shares. In the event of a transfer of ownership of any Yankees Shares that is not registered in the transfer records of Yankees, the proper number of Parent Shares and the proper amount in cash may be transferred by the Exchange Agent to such a transferee if written instructions authorizing the transfer of the Yankees Book-Entry Interests are presented to the Exchange Agent, in any case, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid. If any portion of the Yankees Merger Consideration is to be delivered to a Person other than the holder in whose name any Yankees Book-Entry Interests are registered, it shall be a condition of such exchange that the Person requesting such delivery shall pay any transfer or other similar Taxes required by reason of the transfer of Yankees Shares or the payment of the applicable cash portion of the Yankees Merger Consideration to a Person other than the registered holder of any Yankees Book-Entry Interests, or shall establish to the satisfaction of Parent, Braves or the Exchange Agent that such Tax has been paid or is not applicable. The Parent Shares constituting the stock portion of the Yankees Merger Consideration, at Parent’s option, shall be in uncertificated book-entry form, unless a physical certificate is otherwise required under applicable Law. In connection with the delivery of the Yankees Merger Consideration, (A) Parent shall deliver, with respect to any shares in uncertificated book-entry form, a written notice containing the information required to be set forth or stated on any stock certificates pursuant to Section 151(f) of the DGCL, including the conspicuous notation on any such notice of any restrictions on the transfer or registration of Parent Shares, or on the amount of Parent Shares that may be owned by any Person or group of Persons, pursuant to Section 202(a) of the DGCL; or (B), with respect to physical certificates evidencing the Parent Shares, Parent shall include on such certificates the legends required by Section 151(f) of the DGCL, including the conspicuous notation on any such certificates of restrictions on the transfer or registration of Parent Shares, or on the amount of Parent Shares that may be owned by any Person or group of Persons, pursuant Section 202(a) of the DGCL. For the purposes of this Agreement, the term “Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

(d) Braves Shares and Braves Merger Consideration.

(i) Parent shall, or shall cause, the appropriate form of transmittal materials (the “Braves Transmittal Letter”) to be provided by the Exchange Agent to holders of record of Braves Shares (other than holders of Braves Shares to be cancelled pursuant to Section 1.6(a)) providing instructions to the Exchange Agent to effect the transfer and cancellation of Braves Book-Entry Interests in exchange for the consideration payable pursuant to Section 1.6(a). Parent, in the exercise of its reasonable discretion, shall have the right to make all determinations, not inconsistent with the terms of this Agreement, governing the validity of the Braves Transmittal Letter.

(ii) After the Braves Effective Time, and upon delivery to the Exchange Agent of instructions authorizing transfer and cancellation of Braves Book-Entry Interests in accordance with Section 2.1(d)(i), the terms of the Braves Transmittal Letter and such other documents as may reasonably be required by the Exchange Agent, the holder of such Braves Book-Entry Interests shall be entitled to receive in exchange therefor, and the Exchange Agent shall be required to deliver to each such holder, the number of Parent Shares such holder is entitled to receive pursuant to Section 1.6(b) (after taking into account all Braves Shares then held by such holder). The Braves Book-Entry Interests that are the subject of such authorization shall forthwith be cancelled. No interest will be paid or accrued on any amount payable upon such transfer and cancellation of any Braves Book-Entry Interests. The Parent Shares issued and paid in accordance with the terms of Section 1.6(b) and this Section 2.1(d)(ii) upon conversion of any Braves Shares shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such Braves Shares. In the event of a transfer of ownership of any Braves Shares that is not registered in the transfer records of Braves, the proper number of Parent Shares may be transferred by the Exchange Agent to such a transferee if written instructions authorizing the transfer of the Braves Book-Entry Interests are presented to the Exchange Agent, in any case, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid. If any portion of the Braves Merger Consideration is to be delivered to a Person other than the holder in whose name any Braves Book-Entry Interests are registered, it shall be a condition of such exchange that the Person requesting such delivery shall pay any transfer or other similar Taxes required by reason of the transfer of Braves Shares to a Person other than the registered holder of any Braves Book-Entry Interests, or shall establish to the satisfaction of Parent or the Exchange Agent that such Tax has been paid or is not applicable. The Parent Shares constituting the Braves Merger Consideration, at Parent’s option, shall be in uncertificated book-entry form, unless a physical certificate is otherwise required under applicable Law. In connection with the delivery of the Braves Merger Consideration, (A) Parent shall deliver, with respect to any shares in uncertificated book-entry form, a written notice containing the information required to be set forth or stated on any stock certificates pursuant to Section 151(f) of the DGCL, including the conspicuous notation on any such notice of any restrictions on the transfer or registration of Parent Shares, or on the amount of Parent Shares that may be owned by any Person or group of Persons, pursuant to Section 202(a) of the DGCL; or (B), with respect to physical certificates evidencing the Parent Shares, Parent shall include on such certificates the legends required by Section 151(f) of the DGCL, including the conspicuous notation on any such certificates of restrictions on the transfer or registration of Parent Shares, or on the amount of Parent Shares that may be owned by any Person or group of Persons, pursuant Section 202(a) of the DGCL.

(e) Distributions with Respect to Unexchanged Shares. All Parent Shares to be paid as a portion of the Braves Merger Consideration or Yankees Merger Consideration shall be deemed issued and outstanding as of the Braves Effective Time and Yankees Effective Time, respectively, and whenever a dividend or other distribution is declared by Parent in respect of the Parent Shares, the record date for which is at or after the Braves Effective Time or the Yankees Effective Time, respectively, that declaration shall include dividends or other distributions in respect of all Parent Shares issuable pursuant to this Agreement. No dividends or other distributions in respect of the Parent Shares shall be paid to any holder of any Braves Book-Entry Interests or Yankees Book-Entry Interests until the instructions for transfer and cancellation provided in this Article II and in accordance with the terms of the Braves Transmittal Letter and the Yankees Transmittal Letter, respectively, and such other documents as may reasonably be required by the Exchange Agent pursuant to this Article II, have been delivered to the Exchange Agent. Subject to the effect of applicable Laws, following delivery to the Exchange Agent of such instructions with respect to Braves Book-Entry Interests and Yankees Book-Entry Interests, respectively there shall be issued to the holder of Parent Shares issued in exchange therefor, without interest, (i) at the time of such surrender or delivery of such instructions, the dividends or other distributions with a record date after the Braves Effective Time and the Yankees Effective Time, respectively, theretofore payable with respect to such Parent Shares and not paid and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such Parent Shares with a record date after the Braves Effective Time and the Yankees Effective Time, respectively, but with a payment date subsequent to surrender.

(f) Fractional Shares.

(i) Notwithstanding any other provision of this Agreement, no fractional Parent Shares shall be issued in the Yankees Merger to any holder of Yankees Shares, no dividends or other distributions of Parent shall relate to such fractional share interests and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of Parent with respect thereto.

(ii) In lieu of such fractional share interests, Parent shall pay to each holder of Yankees Shares an amount in cash equal to the product obtained by multiplying (A) the fractional share interest of any Parent Share to which such holder (after taking into account all Yankees Shares surrendered by such holder) would otherwise be entitled by (B) the per share closing price of the Braves Shares on the New York Stock Exchange, Inc. (the “New York Stock Exchange”) on the trading day immediately preceding the Closing Date.

(g) Withholding Rights. Each of Parent, the Yankees Surviving Company and the Exchange Agent shall be entitled to deduct and withhold from any amounts payable pursuant to this Agreement to any Person who was a holder of Braves Shares, Braves Stock Options, Braves Stock-Based Awards, Braves Performance Stock Awards, Yankees Shares, Yankees Stock Options, Yankees Stock-Based Awards or Yankees Performance Stock Awards immediately prior to the Braves Effective Time or the Yankees Effective Time, as applicable, such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or non-U.S. tax law. To the extent that amounts are so deducted and withheld by or on behalf of the Parent, the Yankees Surviving Company or the Exchange Agent, as the case may be, and paid over to the relevant Governmental Entity, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Braves Shares, Braves Stock Options, Braves Stock-Based Awards, Braves Performance Stock Awards, Yankees Shares, Yankees Stock Options, Yankees Stock-Based Awards or Yankees Performance Stock Awards, as the case may be, in respect of which such deduction and withholding was made.

(h) Termination of Braves and Yankees Exchange Fund. Any portion of the Braves Exchange Fund or the Yankees Exchange Fund that remains unclaimed by the former stockholders of Braves or former stockholders of Yankees 180 days after the Braves Effective Time and the Yankees Effective Time, respectively, shall be delivered to Parent. Any former Braves stockholders or Yankees stockholders who have not theretofore complied with this Article II shall thereafter look only to Parent for delivery of any Parent Shares and any cash portion of the Yankees Merger Consideration, as applicable, and to Parent for payment of any dividends and other distributions in respect of the Parent Shares of such stockholders payable and/or issuable pursuant to this Article II without any interest thereon. Notwithstanding the foregoing, none of the Parties, the Exchange Agent or any other Person shall be liable to any former holder of Braves Shares or Yankees Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.

Section 2.2 Restructuring of the Mergers.

(a) The Parties agree and acknowledge that, with the prior written consent of Yankees, Braves, Parent, Braves Merger Sub and Yankees Merger Sub may restructure the Yankees Merger and/or the Braves Merger; provided that such restructuring shall not (i) reduce or change the form of the Braves Merger Consideration or Yankees Merger Consideration, or (ii) delay or prevent consummation of the transactions contemplated by this Agreement in any material respect.

(b) Notwithstanding anything to the contrary in this Agreement, if either of the conditions set forth in Sections 5.2(c)(i) or 5.3(c)(i) cannot be satisfied, then the Party whose condition cannot be satisfied shall provide written notice to the other Party to that effect and upon delivery of such written notice, (i) Yankees Merger Sub shall elect, pursuant to Treasury Regulation Section 301.7701-3, to be treated as an association taxable as a corporation for United States federal income tax purposes, effective as of a date prior to the Closing Date, (ii) the Yankees Merger shall be restructured such that the Yankees Merger shall be a merger of Yankees Merger Sub with and into Yankees, with Yankees surviving the Yankees Merger, (iii) in lieu of Section 1.7(a)(iv), each interest of Yankees Merger Sub outstanding immediately prior to the Yankees Effective Time shall be converted into one share of common stock, par value $0.01 per share, of Yankees Surviving Company, (iv) in lieu of Section 1.3(a)(ii), following the filing of the Braves Certificate of Merger, Yankees shall file the Yankees Certificate of Merger with the Secretary of State of the State of Delaware, in such form as is required by, and executed and acknowledged in accordance with, the relevant provisions of the DGCL and the DLLCA, and shall make all other filings or recordings required under the DGCL and the DLLCA, (v) in lieu of Section 1.4(c), at the Yankees Effective Time, the certificate of incorporation and bylaws of Yankees in effect immediately prior to the Yankees Effective Time shall be the certificate of incorporation and bylaws of Yankees Surviving Company until duly amended as provided therein and by applicable Laws, (vi) in lieu of Section 1.5(a)(i), the managers of Yankees Merger Sub, from and after the Yankees Effective Time, shall be the directors of the Yankees Surviving Company until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified, as the case may be and each director of Yankees immediately prior to the Yankees Effective Time shall deliver to Yankees and parent his or her resignation, which shall be effective as of the Yankees Effective Time, and (vii) the Parties shall be required to satisfy the conditions set forth in Sections 5.2(c)(ii) and 5.3(c)(ii). The restructuring of the Yankees Merger provided for in this Section 2.2(b) is referred to in this Agreement as the “Alternative Transaction”. This Agreement and any related documents will be, or will be deemed to have been, appropriately amended in order to reflect the Alternative Transaction contemplated by this Section 2.2(b), including without limitation so that “the Yankees Surviving Company” will mean “Yankees” where and as applicable; provided that none of the foregoing shall (A) reduce or change the form of the Braves Merger Consideration or Yankees Merger Consideration, or (B) delay or prevent consummation of the transactions contemplated by this Agreement in any material respect.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

Section 3.1 Representations and Warranties of Yankees. Except as specifically set forth in the disclosure letter, dated as of the date hereof, delivered to Braves by Yankees on or prior to entering into this Agreement (the “Yankees Disclosure Letter”) and except as specifically disclosed in any report, schedule, form, statement or other document of Yankees filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”) prior to the date hereof and on or after December 31, 2009 and publicly available on the date hereof on the SEC’s Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”) (collectively, the “Yankees Reports”) (other than disclosures in the “Risk Factors” or “Forward-Looking Statements” sections of any Yankees Report or any other disclosure in any Yankees Report to the extent that such disclosure is predictive or forward-looking in nature), Yankees hereby represents and warrants to Braves and Parent as set forth in this Section 3.1.

(a) Organization, Good Standing and Qualification. Yankees is an entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization. Each of Yankees’s Subsidiaries is an entity duly organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the Laws of its respective jurisdiction of organization, except where the failure to be so organized, existing and in good standing when taken together with all other such failures, individually or in the aggregate, has not had and is not reasonably expected to have a Material Adverse Effect on the Yankees Group. Each of Yankees and its Subsidiaries has all requisite corporate, company or similar power and authority to own and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority when taken together with all other such failures, individually or in the aggregate, has not had and is not reasonably expected to have a Material Adverse Effect on the Yankees Group.

“Material Adverse Effect” on Yankees or Braves, as applicable, means an effect, event, development, change or occurrence that is a material adverse effect on the business, results of operations or financial condition of the Yankees Group or the Braves Group, respectively; provided, however, that the following shall not be considered in determining whether a Material Adverse Effect has occurred: (i) any change or development in economic, business, political, regulatory or securities or derivatives markets conditions generally (including any such change or development resulting from acts of war or terrorism) to the extent that such change or development does not affect the Yankees Group or the Braves Group, respectively, in a materially disproportionate manner relative to other securities or derivatives exchanges or trading markets; (ii) any change or development to the extent resulting from the execution or announcement of this Agreement or the transactions contemplated hereby; or (iii) any change or development to the extent resulting from any action or omission by any member of the Yankees Group or the Braves Group, respectively, that is taken at the request of the other Party or that is required to be taken or omitted by this Agreement, including any action taken or omission made with respect to the obtaining of the necessary consents and approvals required pursuant to Article V.

“Yankees Group” means Yankees and its Subsidiaries, taken as a whole.

“Braves Group” means Braves and its Subsidiaries, taken as a whole.

“Subsidiary” means, with respect to any Person, any entity, whether incorporated or unincorporated, of which at least a majority of the securities or ownership interests having by their terms voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by, such Person or by one or more of its respective Subsidiaries.

(b) Capitalization. The authorized capital stock of Yankees consists of 800,000,000 Yankees Shares, of which 242,607,620 Yankees Shares were outstanding at the close of business on December 18, 2012 (not including 1,645,415 Yankees Shares held by Yankees Arca, Inc., an indirect wholly owned Subsidiary of Yankees, and not including 34,091,333 Yankees Shares held directly by Yankees in treasury), and 400,000,000 shares of preferred stock, par value $0.01 per share (the “Yankees Preferred Stock”), of which none is outstanding as of the date hereof. All the outstanding Yankees Shares have been duly authorized and are validly issued, fully paid and non-assessable. Except as set forth above, at the close of business on December 18, 2012, no shares of capital stock or other equity interests in Yankees were issued or outstanding. Yankees has no Yankees Shares or Yankees Preferred Stock reserved for issuance, except that, at the close of business on December 18, 2012, there were 38,298 Yankees Shares underlying Yankees Stock Options, 4,150,960 Yankees Shares underlying Yankees Stock-Based Awards, 116,505 Yankees Shares underlying Yankees Performance Stock Awards, 164 Yankees Shares underlying Stock Appreciation Rights and 2,069,786 Yankees Shares reserved for issuance for Yankees employees and directors under Yankees’s 2006 Stock Incentive Plan, Omnibus Incentive Plan, as amended and restated effective as of October 27, 2010, and non-U.S. stock incentive plans. Each of the outstanding shares of capital stock or other equity interests in each of Yankees’s Subsidiaries is duly authorized, validly issued, fully paid and non-assessable and, except as otherwise set forth in the Yankees Group structure chart set forth in the Yankees Disclosure Letter, owned by Yankees or by a direct or indirect wholly owned Subsidiary of Yankees. All shares of capital stock or other equity interests in each of Yankees’s Subsidiaries owned by Yankees or by a direct or indirect wholly owned Subsidiary of Yankees are free and clear of any lien, pledge, security interest, claim or other encumbrance (“Lien”). Except as set forth above, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate Yankees or any of its Subsidiaries to issue or sell any shares of capital stock or other securities of Yankees or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any shares of capital stock or other securities of Yankees or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Yankees does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible or exchangeable into or exercisable for securities having the right to vote on any matter) with the stockholders of Yankees.

(c) Corporate Authority. Yankees has all requisite corporate power and authority and has taken all corporate action necessary in order to authorize, execute, deliver and perform its obligations under this Agreement, and to consummate the Yankees Merger and the other transactions contemplated hereby, including with respect to taking all corporate action necessary in order to make inapplicable to Braves and Parent any ownership or voting restriction in the Yankees Organizational Documents, subject only (i) in the case of the Yankees Merger, to the adoption of this Agreement by the holders of a majority of the outstanding Yankees Shares entitled to vote thereon at a stockholders’ meeting duly called and held for such purpose (the “Yankees Requisite Vote”), and (ii) to the extent required, approval of the SEC or other Governmental Entity as contemplated in Section 3.1(f) or Section 4.4. This Agreement has been duly executed and delivered by Yankees and, assuming due execution and delivery by Braves, Parent, Braves Merger Sub and Yankees Merger Sub, constitutes a valid and binding agreement of Yankees enforceable against Yankees in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”). The Yankees Board (A) has determined that the Yankees Merger is fair to, and in the best interests of, Yankees and its stockholders, approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Yankees Merger; (B) has determined, subject to Section 4.2(d), to recommend that Yankees stockholders approve the adoption of this Agreement and the transactions contemplated by this Agreement (such recommendation, the “Yankees Recommendation”); (C) directed that this Agreement be submitted to the holders of Yankees Shares for their adoption; and (D) has received the opinion of its financial advisor, Perella Weinberg Partners LP, to the effect that, as of the date of such opinion and based upon and subject to the assumptions, qualifications and limitations set forth therein, the Yankees Merger Consideration is fair, from a financial point of view, to the holders of Yankees Shares (other than Braves or any of its Affiliates), a copy of which opinion was provided to Braves following the execution of the Original Merger Agreement. It is agreed and understood that such opinion is for the benefit of the Yankees Board and may not be relied on by Braves. The representations and warranties set forth in this Section 3.1(c) shall apply with respect to the Amended and Restated Agreement and shall be made as of the Execution Date.

“Affiliate” means, with respect to any Person, another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

(d) Takeover Statutes. As of the Yankees Effective Time, no “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”) will be applicable to Yankees, the Yankees Shares, the Yankees Merger or the other transactions contemplated by this Agreement.

(e) No Conflicts. (i) Neither the execution and delivery by Yankees of this Agreement, the compliance by it with all of the provisions of and the performance by it of its obligations under this Agreement, nor the consummation of the Yankees Merger and the other transactions herein contemplated will conflict with, or result in a breach or violation of, or result in any acceleration of any rights or obligations or the payment of any penalty under or the creation of a Lien on the assets of Yankees or any of its Subsidiaries (with or without the giving of notice or the lapse of time) pursuant to, or permit any other party any improvement in rights with respect to or permit it to exercise, or otherwise constitute a default under, any provision of any Contract, or result in any change in the rights or obligations of any party under any Contract, in each case to which Yankees or any of its Subsidiaries is a party or by which Yankees or any of its Subsidiaries or any of their respective assets is bound, (ii) nor, assuming that the Yankees Requisite Vote has been received and all consents, approvals, authorizations and other actions described in Section 3.1(f) have been obtained, all filings and notifications described in Section 3.1(f) have been made and any applicable waiting period has expired or been terminated, will such execution and delivery, compliance, performance or consummation result in any breach or violation of, or a default under, the provisions of the Organizational Documents of Yankees or any of its Subsidiaries, or any Law applicable to it, except (in each of clauses (i) and (ii), as applicable) for such conflicts, breaches, violations, defaults, payments, accelerations, creations or changes that, individually or in the aggregate, have not had and are not reasonably expected to have, a Material Adverse Effect on the Yankees Group. The representations and warranties set forth in this Section 3.1(e) shall apply with respect to the Amended and Restated Agreement and shall be made as of the Execution Date.

“Contract” means, with respect to any Person, any agreement, indenture, loan agreement, undertaking, note or other debt instrument, contract, lease, mortgage, deed of trust, permit, license, understanding, arrangement, commitment or other obligation to which such Person or any of its subsidiaries is a party or by which any of them may be bound or to which any of their properties may be subject.

“Organizational Documents” means, with respect to any Person, the certificate of incorporation, articles of association, certificate of formation, limited liability company agreement, bylaws or similar organizational documents of such Person.

(f) Governmental Approvals and Consents. Other than (i) the compliance with and filings and/or notices under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the “HSR Act”), Council Regulation (EC) 139/2004 of the European Union (the “EU Merger Regulation”), if applicable, (ii) other merger control or competition law filings and/or notices (as mutually determined necessary or advisable by Yankees and Braves and set forth on Schedule I hereto) (subsections (i) and (ii) collectively, the “Competition Approvals”), (iii) the approvals, non-disapprovals, non-objections and consents to be obtained from the SEC or any other Governmental Entity set forth on Schedule IV hereto, (iv) the filing of the Braves Certificate of Merger and the Yankees Certificate of Merger, (v) the approvals and consents to be obtained by Braves pursuant to Section 3.2(f) and (vi) as required in order to comply with state securities, takeover and “blue sky” laws, no authorizations, consents, approvals, orders, permits, licenses, notices, reports, filings, registrations, qualifications and exemptions of, with or from, or other actions are required to be made by Yankees or any of its Subsidiaries with, or obtained by Yankees or any of its Subsidiaries from, any Governmental Entity in connection with the execution and delivery by Yankees of this Agreement, the performance by Yankees of its obligations hereunder and the consummation of the transactions contemplated hereby. Yankees does not own, directly or indirectly, any voting interest in any Person that requires any additional filing by Braves under the HSR Act or any other merger control or competition law or other Law or regulation including but not limited to financial services or markets regulation. The representations and warranties in this Section 3.1(f) insofar as they apply to the Braves Merger shall be made as of the Execution Date.

(g) Reports; Financial Statements.

(i) The Yankees Reports were filed in a timely manner and in compliance in all material respects with all applicable Laws and other requirements applicable thereto. As of their respective dates (or if amended prior to the date hereof, as of the date of such amendment), the Yankees Reports complied in all material respects with requirements under applicable Law regarding the accuracy and completeness of the disclosures contained therein.

(ii) The consolidated balance sheet (including the related notes and schedules) included in the audited consolidated financial statements of Yankees for the fiscal year ended December 31, 2011 (the “Yankees Financial Statements”) fairly presents the consolidated financial position of Yankees and its Subsidiaries as of its date, and the consolidated statements of income, equity, and cash flows and of changes in financial position included in the Yankees Financial Statements (including any related notes and schedules) fairly present the results of operations, equity, cash flows and changes in financial position, as the case may be, of Yankees and its Subsidiaries for the periods set forth therein, in each case in conformity with U.S. generally accepted accounting principles (“GAAP”) consistently applied during the periods involved, except as may be noted therein.

(iii) Yankees is in compliance in all material respects with (A) the applicable provisions of the Sarbanes-Oxley Act and (B) the applicable listing and corporate governance rules and regulations of the Yankees. Except as permitted by the Securities Exchange Act of 1934, as amended (including the rules and regulations promulgated thereunder, the “Exchange Act”) including Sections 13(k)(2) and (3), since the enactment of the Sarbanes-Oxley Act, neither Yankees nor any of its Affiliates has made, arranged, modified (in any material way), or forgiven personal loans to any executive officer or director of Yankees.

(iv) The disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) of Yankees, as required by Rules 13a-15(a) and 15d-15(a) of the Exchange Act, are designed to ensure that all information required to be disclosed by Yankees in the reports it files or submits under the Exchange Act is made known to the chief executive officer and the chief financial officer of Yankees by others within Yankees to allow timely decisions regarding required disclosure as required under the Exchange Act and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms. Yankees has evaluated the effectiveness of its respective disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Yankees Report that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation. Based on its most recently completed evaluation of its system of internal control over financial reporting prior to the date of this Agreement, (A) to the knowledge of Yankees, Yankees had no significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting that would reasonably be expected to adversely affect the ability of Yankees to record, process, summarize and report financial information and (B) Yankees has no knowledge of any fraud, whether or not material, that involves management or other employees who have a significant role in Yankees’s internal control over financial reporting.

(v) No attorney representing Yankees or any of its Subsidiaries, whether or not employed by Yankees or any of its Subsidiaries, has reported to the chief legal counsel or chief executive officer of Yankees evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by Yankees or any of its Subsidiaries or any of its officers, directors, employees or agents pursuant to Section 307 of the Sarbanes-Oxley Act.

(vi) Since January 1, 2009, to the knowledge of Yankees, no employee of Yankees or any of its Subsidiaries has provided or is providing information to any law enforcement agency or Governmental Entity regarding the commission or possible commission of any crime or the violation or possible violation of any applicable legal requirements of the type described in Section 806 of the Sarbanes-Oxley Act by Yankees or any of its Subsidiaries.

(vii) To the knowledge of Yankees, none of the Yankees Reports is the subject of ongoing SEC review (other than confidential treatment requests). To the extent not available on EDGAR, Yankees has made available to Braves true and complete copies of all written comment letters from the staff of the SEC received since January 1, 2009 through the date of this Agreement relating to the Yankees Reports and all written responses of Yankees thereto through the date of this Agreement other than with respect to requests for confidential treatment. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any Yankees Report. To the knowledge of Yankees, as of the date of this Agreement, there are no SEC inquiries or investigations, other governmental inquiries or investigations or internal investigations pending or threatened, in each case regarding any accounting practices of Yankees.

(h) Absence of Certain Changes. Since December 31, 2011, (i) Yankees and its Subsidiaries have conducted their respective businesses only in, and have not engaged in any material transaction other than according to, the ordinary and usual course of such businesses and (ii) there has not been any effect, event, development, change or occurrence that, individually or in the aggregate, has had or is reasonably expected to have, a Material Adverse Effect on the Yankees Group.

(i) Compliance.

(i) Neither Yankees nor any of its Subsidiaries is in conflict with, or in default or violation of, (A) any federal, state or local laws or regulations (whether civil, criminal or administrative), common law, statutory instruments, treaties, conventions, directives, regulations or rules made thereunder, ordinance, bylaws, judgments, orders, injunctions, decrees, resolutions, arbitration awards, agency requirements, writs, franchises, variances, exemptions, approvals, licenses or permits in any applicable jurisdiction (including the United States,

European Union or elsewhere), including any rules of any relevant Governmental Entity, in each case which is binding on the relevant Person in respect of the relevant matter as the context requires (each, a “Law” and collectively “Laws”) of any Governmental Entity or (B) any Contract to which Yankees or any of its Subsidiaries is a party or by which Yankees or any of its Subsidiaries or any of their respective properties is bound or affected, except in each of clauses (A) and (B), for any such conflicts, defaults or violations that, individually or in the aggregate, have not had and are not reasonably expected to have a Material Adverse Effect on the Yankees Group. Each of Yankees and its Subsidiaries has all permits, licenses, franchises, variances, exemptions, orders and other authorizations, consents and approvals (together, “Permits”) of all Governmental Entities necessary to conduct its business as presently conducted, except where the failure to have such Permits, individually or in the aggregate, has not had and is not reasonably expected to have a Material Adverse Effect on the Yankees Group.

(ii) Except in each case as was not, individually or in the aggregate, and is not reasonably expected to be material to the Yankees Group: neither Yankees nor any of its Subsidiaries nor, to the knowledge of Yankees, any other Person associated with or acting on behalf of Yankees or any of its Subsidiaries, including, any director, officer, agent, employee or affiliate of Yankees or any of its Subsidiaries has (A) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity or to influence official action, (B) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds, (C) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment, (D) violated or is in violation of any provision of (I) the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the rules, regulations and guidance promulgated thereunder (“FCPA”), (II) Bribery Act 2010 (c.23), as amended, and the rules, regulations and guidance promulgated thereunder (the “UK Bribery Act”) or (III) any other Law that prohibits corruption or bribery, and, in each case, Yankees has instituted and maintains policies and procedures designed to ensure compliance therewith, or (E) has been investigated by a Governmental Entity, or been the subject of any allegations, with respect to conduct within the scope of clauses (A) through (D) above.

(j) Litigation and Liabilities. There are no (i) civil, criminal or administrative actions, suits, claims, hearings, investigations or proceedings pending or, to the knowledge of Yankees, threatened against Yankees, any of its Subsidiaries or any of their respective directors or officers in their capacity as such or (ii) except as disclosed in the Yankees Financial Statements, obligations or liabilities, whether or not accrued, contingent or otherwise and whether or not required to be disclosed, including those relating to, or any other facts or circumstances which, to the knowledge of Yankees, could result in any claims against, or obligations or liabilities of, Yankees or any of its Affiliates, except, in case of either clause (i) or (ii), for those that, individually or in the aggregate, have not had and are not reasonably expected to have a Material Adverse Effect on the Yankees Group.

(k) Employee Benefits.

(i) All benefit and compensation plans, contracts, policies or arrangements covering current or former employees of Yankees and its Subsidiaries and current or former directors of Yankees and its Subsidiaries, including deferred compensation, pension plans, equity option, equity purchase, equity appreciation rights, equity based incentive and bonus plans (the “Benefit Plans”) that are material are listed in Section 3.1(k) of the Yankees Disclosure Letter. True and complete copies of all material Benefit Plans listed in Section 3.1(k) of the Yankees Disclosure Letter, including any trust instruments, insurance contracts and all amendments thereto, have been made available to Braves prior to the date of this Agreement.

(ii) All Benefit Plans are operated and established in substantial compliance with their terms and all applicable Laws. All Benefit Plans intended to qualify for special tax treatment meet all requirements for such treatment, and all Benefit Plans required to be funded and/or book-reserved are funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions.

(iii) Other than as required by applicable Law, neither Yankees nor any of its Subsidiaries has any obligations for retiree health and life benefits to any current or former employees of Yankees or any of its

Subsidiaries. Other than as prohibited by applicable Law, Yankees or its Subsidiaries may amend or terminate any such plan at any time without incurring any liability thereunder other than in respect of claims incurred prior to such amendment or termination.

(iv) There has been no amendment to, announcement by Yankees or any of its Subsidiaries relating to, or change in employee participation or coverage under, any Benefit Plan which would increase the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year. Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will (A) entitle any employees or other service providers of Yankees and its Subsidiaries to additional compensation or to severance pay or any increase in severance pay upon any termination of employment after the date hereof, (B) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Benefit Plans or accelerate options or restricted stock units, (C) accelerate the time of payment or vesting of the Yankees Stock Options, the Yankees Stock-Based Awards or the Yankees Performance Stock Awards, (D) limit or restrict the right of Yankees to merge, amend or terminate any of the Benefit Plans or (E) result in payments under any of the Benefit Plans which would not be deductible under Section 280G of the Code.

(v) No Benefit Plan or other agreement provides any person with any amount of additional compensation or gross-up if such individual is provided with amounts subject to excise or additional taxes imposed under Sections 4999 or 409A of the Code.

(vi) Each Yankees Stock Option (A) was granted in compliance with all applicable Laws and all of the terms and conditions of the Yankees Stock Plan pursuant to which it was issued, (B) has an exercise price per Yankees Share equal to or greater than the fair market value of a Yankees Share on the date of such grant, (C) has a grant date identical to the date on which the Yankees’s board of directors or the compensation committee of the board of directors of the Yankees, as applicable, actually awarded such Yankees Stock Option, and (D) qualifies for the Tax and accounting treatment afforded to such Yankees Stock Option in Yankees’s Tax returns and the Yankees Reports, respectively.

(l) Tax Matters.

(i) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Yankees Group: (A) all Tax Returns that are required to be filed by or with respect to Yankees or any of its Subsidiaries have been timely filed (taking into account any extension of time within which to file), and all such Tax Returns are true and complete; (B) Yankees and its Subsidiaries have paid all Taxes required to be paid by any of them, including any Taxes required to be withheld from amounts owing to any employee, creditor or third party, except with respect to matters for which adequate reserves have been established in accordance with GAAP in the most recent Yankees annual financial statement, as adjusted for operations in the ordinary course of business since the last date which is covered by such statements; (C) there is no audit, examination, deficiency, refund litigation, proposed adjustment or matter in controversy with respect to any Taxes or Tax Return of Yankees or any of its Subsidiaries; (D) the Tax Returns of Yankees and each of its Subsidiaries have been examined by the applicable Tax Authority (or the applicable statutes of limitations for the assessment of income Taxes for such periods have expired) for all periods through and including December 31, 2008, and no deficiencies were asserted as a result of such examinations which have not been resolved and fully paid or accrued as a liability on the financial statements contained in the most recent Yankees Reports; (E) neither Yankees nor any of its Subsidiaries have waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency; (F) neither Yankees nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local or non-U.S. law) in the two (2) years prior to the date of this Agreement; (G) neither Yankees nor any of its Subsidiaries has any liability for Taxes of any Person

(other than Yankees or any of its Subsidiaries) under Treasury Regulation § 1.1502-6 (or any similar provision of state, local or non-U.S. law), as transferee or successor, by contract or otherwise; (H) there are no liens for Taxes upon any property or assets of Yankees or any of its Subsidiaries, except for liens for Taxes not yet due and payable or for which adequate reserves have been provided in accordance with GAAP in the most recent Yankees annual financial statement; (I) no private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Tax Authority with respect to Yankees or any of its Subsidiaries for any taxable year for which the statute of limitations has not expired; and (J) any stamp, registration, capital or transfer Tax payable in respect of the acquisition of any asset or in respect of the issue of any instrument by Yankees or any of its Subsidiaries has been paid in full in a timely manner.

(ii) The acquisition of the stock of Euronext N.V. by Yankees (Holding) N.V. was treated by Yankees (and the U.S. consolidated federal income tax return group of which Yankees is the common parent) as a taxable transaction for U.S. federal income tax purposes. Yankees properly and timely filed, or caused to be properly and timely filed, with the Internal Revenue Service (the “IRS”) IRS Form 8023 with respect to the acquisition of Euronext N.V. and certain of its subsidiaries, copies of which have been made available to Braves (the “Election Forms”). The Election Forms have not been revoked or otherwise modified and neither Yankees nor any of its Subsidiaries has taken any position for federal income tax purposes that is inconsistent with the Election Forms. As of the date hereof, the aggregate amount of distributions, for federal income tax purposes, received by Yankees and its Subsidiaries from Euronext N.V. following the acquisition of Euronext N.V. does not materially exceed the amount specified in the Yankees Disclosure Letter.

(iii) As of the Execution Date, neither Yankees nor any of its Subsidiaries has taken or agreed to take any action, or is aware of any facts or circumstances, in each case, that would prevent or impede, or would reasonably be expected to prevent or impede, (A) the Yankees Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code, (B) the Braves Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code, or (C) with respect to the Alternative Transaction, the Mergers, taken together, from qualifying as a transaction described in Section 351 of the Code.

(iv) As used in this Agreement, (A) the term “Tax” (including the plural form “Taxes”) includes all U.S. federal, state, local and non-U.S. income, gain, profits, windfall profits, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, (B) the term “Tax Return” includes all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) filed or required to be filed with a Tax Authority relating to Taxes, and (C) the term “Tax Authority” includes any Governmental Entity responsible for the assessment, collection or enforcement of Laws relating to Taxes (including the Internal Revenue Service and any similar state, local or non-U.S. revenue agency).

(m) Labor Matters. Neither Yankees nor any of its Subsidiaries is a party to or otherwise bound by any collective bargaining agreement, Contract or other agreement or understanding with a labor union or labor organization, nor is Yankees or any of its Subsidiaries the subject of any material proceeding asserting that Yankees or any of its Subsidiaries has committed an unfair labor practice or is seeking to compel it to bargain with any labor union or labor organization nor is there pending or, to the knowledge of Yankees, threatened, nor has there been for the past three (3) years, any material labor strike, dispute, walk-out, work stoppage, slowdown or lockout (“Strikes”) involving Yankees or any of its Subsidiaries, except for any general Strikes that are not directed exclusively at Yankees or any of its Subsidiaries.

(n) Material Contracts. Except as has not had or is not reasonably expected to have a Material Adverse Effect on the Yankees Group, neither Yankees, nor any of its Subsidiaries, is in breach of or default under the terms of any Material Contract, and no event has occurred that (with or without notice or lapse of time or both) would reasonably be expected to result in a breach or default under any Material Contract. To the knowledge of

Yankees, no other party to any Material Contract is in breach of or default under the terms of any such Material Contract where such breach or default has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Yankees Group. Except as has not had and is not reasonably expected to have a Material Adverse Effect on the Yankees Group, each Material Contract is a valid and binding obligation of Yankees or any of its Subsidiaries which is party thereto and, to the knowledge of Yankees, of each other party thereto, and is in full force and effect, except that such enforcement may be subject to the Bankruptcy and Equity Exception. Neither Yankees nor any of its Subsidiaries is a party to or bound by any non-competition Contracts or other Contract that purports to limit in any material respect either the type of business in which Yankees or any of its Subsidiaries (or, after giving effect to the Yankees Merger pursuant to this Agreement, Braves, Parent, the Braves Surviving Corporation, the Yankees Surviving Company or any of their respective Subsidiaries) may engage or the manner or locations in which any of them may so engage.

“Material Contract” shall mean any Contract to which a Party or any of its Subsidiaries is a party or bound as of the date hereof that:

(A) is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(B) (1) purports to limit in any material respect either the type of business or the manner or geographic area in which a Party or any of its Subsidiaries may so engage in any business, (2) would require the disposition of any material assets or line of business of a Party or its Subsidiaries (or, after giving effect to the Mergers pursuant to this Agreement, Parent, the Yankees Surviving Company, the Braves Surviving Corporation or any of their respective Subsidiaries) or any of their respective Affiliates as a result of the consummation of the transactions contemplated by this Agreement, (3) is a material Contract that grants “most favored nation” status that, following the Yankees Effective Time, would impose obligations upon any other Party, or its Subsidiaries, (4) pursuant to which a Party or any of its Subsidiaries (x) receives a license, covenant not to sue or other right under any Intellectual Property that is material to such Party or any of its Subsidiaries or (y) grants a license, covenant not to sue or other right with respect to any Intellectual Property material to such Party or any of its Subsidiaries, or (5) prohibits or limits, in any material respect, the right of a Party or any of its Subsidiaries (or, after giving effect to the Mergers pursuant to this Agreement, Parent, the Yankees Surviving Company , the Braves Surviving Corporation or any of their respective Subsidiaries) to make, sell or distribute any products or services or use, transfer, license or enforce any of their respective intellectual property rights; or

(C) that (1) has an aggregate principal amount, or provides for an aggregate obligation, in excess of $50,000,000 evidencing indebtedness for borrowed money, guaranteeing any such indebtedness of a third party or containing a covenant restricting the payment of dividends, or (2) has the economic effect of any of the items set forth in the foregoing clause (1).

(o) Intellectual Property.

(i) For the purposes of this Agreement, “Intellectual Property” means all inventions, discoveries, patents, patent applications, registered and unregistered trademarks and service marks and all goodwill associated therewith and symbolized thereby, trademark applications and service mark applications, Internet domain names, registered and unregistered copyrights (including databases and other compilations of information), confidential information, trade secrets and know-how, including processes, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists and supplier lists, computer software programs, and all other intellectual property and proprietary rights.

(ii) Except as has not had or is not reasonably expected to have a Material Adverse Effect on the Yankees Group, (A) Yankees and/or at least one of its Subsidiaries exclusively owns, is licensed to use or otherwise possesses sufficient and legally enforceable rights to use all Intellectual Property which is owned by or necessary to the operation of the business of Yankees and its Subsidiaries as currently conducted (the “Yankees Intellectual Property”) and (B) the consummation of the transactions contemplated by this Agreement will not alter or impair such rights.

(iii) Except as has not had or is not reasonably expected to have a Material Adverse Effect on the Yankees Group, (A) to the knowledge of Yankees, the conduct of the business of Yankees as currently conducted does not infringe upon any Intellectual Property rights or any other proprietary right of any Person, and (B) there have not been any claims or, to the knowledge of Yankees, threatened claims challenging the validity, registrability or enforceability of, or contesting Yankees’s or any of its Subsidiaries’ rights with respect to, any Yankees Intellectual Property. To the knowledge of Yankees, there is no unauthorized use, infringement or misappropriation and other violation of Yankees Intellectual Property by any Person, including any employee of Yankees or any of its Subsidiaries, except as would not reasonably be likely to have a Material Adverse Effect on the Yankees Group.

(iv) To the knowledge of Yankees and except as has not had or is not reasonably expected to have a Material Adverse Effect on the Yankees Group, the IT Assets of Yankees operate and perform in all material respects in accordance with their documentation and functional specifications, to the extent available, or as otherwise required by Yankees and its Subsidiaries in connection with the business of Yankees and its Subsidiaries as currently conducted.

(v) “IT Assets” means computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment and elements, and all associated documentation, used in the business of a Party and its Subsidiaries as currently conducted.

(p) Brokers. Except for Blackstone Advisory Partners, BNP Paribas, Citigroup, Goldman, Sachs & Co. Inc., Moelis & Company and Perella Weinberg Partners LP, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Yankees or any of its Subsidiaries. The total amounts payable in respect of any such fees or commissions does not exceed the amount set forth in Section 3.1(p) of the Yankees Disclosure Letter.

(q) No Additional Representations. Yankees acknowledges that none of Braves, Parent, Braves Merger Sub or Yankees Merger Sub makes any representation or warranty as to any matter whatsoever except as expressly set forth in Section 3.2 or in any certificate delivered by Braves, Parent, Braves Merger Sub or Yankees Merger Sub to Yankees in accordance with the terms hereof, and specifically (but without limiting the generality of the foregoing) that none of Braves, Parent, Braves Merger Sub or Yankees Merger Sub makes any representation or warranty with respect to (i) any projections, estimates or budgets delivered or made available to Yankees (or any of their respective Affiliates, officers, directors, employees or Representatives) of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of Braves, Parent or any of their Subsidiaries or (ii) the future business and operations of Braves, Parent or any of their Subsidiaries, and Yankees has not relied on such information or any other representation or warranty not set forth in Section 3.2. The representations and warranties of Yankees set forth in this Section 3.1(q) shall apply mutatis mutandis with respect to the Original Merger Agreement and the Amended and Restated Agreement and with respect to the Original Merger Agreement shall be made as of the Original Execution Date and with respect to the Amended and Restated Agreement shall be made as of the Execution Date.

Section 3.2 Representations and Warranties of Braves, Parent and the Merger Subs. Except as specifically set forth in the disclosure letter, dated as of the date hereof, delivered to Yankees by Braves on or prior to entering into this Agreement (the “Braves Disclosure Letter”) or, in the case of the representations and warranties made as of the Execution Date, as specifically set forth in the supplemental disclosure letter, dated as of the Execution Date, delivered to Yankees by Braves on or prior to entering into the Amended and Restated Agreement and except as specifically disclosed in any report, schedule, form, statement or other document of Braves filed with or furnished to the SEC prior to the date hereof and on or after December 31, 2009 and publicly available on the date hereof on EDGAR (collectively, the “Braves Reports”) (other than disclosures in the “Risk Factors” or “Forward-Looking Statements” sections of any Braves Report or any other disclosure in any Braves Report to the extent that such disclosure is predictive or forward-looking in nature), Braves hereby represents and warrants to Yankees as set forth in this Section 3.2.

(a) Organization, Good Standing and Qualification. (i) Braves is an entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization. Each of Braves’s Subsidiaries is an entity duly organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the Laws of its respective jurisdiction of organization, except where the failure to be so organized, existing and in good standing when taken together with all other such failures, individually or in the aggregate, has not had and is not reasonably expected to have a Material Adverse Effect on the Braves Group. Each of Braves and its Subsidiaries has all requisite corporate, company or similar power and authority to own and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority when taken together with all other such failures, individually or in the aggregate, has not had and is not reasonably expected to have a Material Adverse Effect on the Braves Group.

(ii) Parent is an entity duly organized, validly existing and in good standing under the Laws of the State of Delaware. Parent has not conducted any business other than activities incidental to its organization and the consummation of the transactions contemplated by this Agreement. The representations and warranties set forth in this Section 3.2(a)(ii) shall apply with respect to the Amended and Restated Agreement and shall be made as of the Execution Date.

(iii) Each of Braves Merger Sub and Yankees Merger Sub is an entity duly organized, validly existing and in good standing under the Laws of the State of Delaware. Each of Braves Merger Sub and Yankees Merger Sub has not conducted any business other than activities incidental to its organization and the consummation of the transactions contemplated by this Agreement. The representations and warranties set forth in this Section 3.2(a)(iii) with respect to Braves Merger Sub shall apply with respect to the Amended and Restated Agreement and shall be made as of the Execution Date.

(b) Capitalization. The authorized capital stock of Braves consists of 194,275,000 Braves Shares, of which 72,534,319 Braves Shares were outstanding at the close of business on December 18, 2012, and 25,000,000 shares of Braves Preferred Stock, par value $0.01 per share (the “Braves Preferred Stock”), of which none is outstanding as of the date hereof. All the outstanding Braves Shares have been duly authorized and are validly issued, fully paid and non-assessable. Except as set forth above, at the close of business on December 18, 2012, no shares of capital stock or other equity interests in Braves were issued or outstanding. Braves has no Braves Shares or Braves Preferred Stock reserved for issuance, except that, at the close of business on December 18, 2012, there were 933,253 Braves Shares underlying Braves Stock Options, 962,391 Braves Shares underlying Braves Stock-Based Awards and 1,599,287 Braves Shares reserved for issuance for Braves employees and directors under the 2000 Stock Option Plan, 2003 Restricted Stock Deferral Plan for Outside Directors, 2004 Restricted Stock Plan, 2005 Equity Incentive Plan, 2009 Omnibus Incentive Plan and 1999 Creditex Stock Option Plan. Each of the outstanding shares of capital stock or other equity interests in each of Braves’s Subsidiaries, including Parent, Yankees Merger Sub and Braves Merger Sub, is duly authorized, validly issued, fully paid and non-assessable and, except as otherwise set forth in the Braves Group structure chart set forth in the Braves Disclosure Letter, owned by Braves or by a direct or indirect wholly owned Subsidiary of Braves. All shares of capital stock or other equity interests in each of Braves’s Subsidiaries owned by Braves or by a direct or indirect wholly owned Subsidiary of Braves are free and clear of any Lien. Except as set forth above, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate Braves or any of its Subsidiaries to issue or sell any shares of capital stock or other securities of Braves or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any shares of capital stock or other securities of Braves or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Braves does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible or exchangeable into or exercisable for securities having the right to vote on any matter) with the stockholders of Braves. The representations and warranties set forth in this Section 3.2(b) with respect to Parent and Braves Merger Sub shall apply with respect to the Amended and Restated Agreement and shall be made as of the Execution Date.

(c) Corporate Authority. (i) Braves has all requisite corporate power and authority and has taken all corporate action necessary in order to authorize, execute, deliver and perform its obligations under this Agreement, and to consummate the Braves Merger and the other transactions contemplated hereby, subject only (A) in the case of the Braves Merger, to the adoption of this Agreement by the holders of a majority of the outstanding Braves Shares entitled to vote thereon at a stockholders’ meeting duly called and held for such purpose, (B) the approval by Braves’s stockholders of any proposal related to the Braves Merger that is required pursuant to Rule 14a-4(b) promulgated under the Exchange Act to be presented separately to such stockholders for approval (any such proposals, the “Braves Merger-Related Proposals”) by the affirmative vote of a majority of votes cast affirmatively and negatively thereon at a stockholders’ meeting duly called and held for such purpose (clauses (A) and (B) together, the “Braves Requisite Vote”), and (C) to the extent required, approval of the SEC or other Governmental Entity as contemplated in Section 3.2(f)1 or Section 4.4. This Agreement has been duly executed and delivered by Braves and, assuming due execution and delivery by Yankees, constitutes a valid and binding agreement of Braves, enforceable against Braves in accordance with its terms, subject, as to enforcement, to the Bankruptcy and Equity Exception. The Braves Board (1) has determined, as of the Execution Date, that the Braves Merger is fair to, and in the best interest of Braves and its stockholders, approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Mergers, (2) has determined, subject to Section 4.2(d), to recommend that the Braves stockholders adopt this Agreement and the transactions contemplated by this Agreement and approve the Braves Merger-Related Proposals (such recommendations together, the “Braves Recommendation”) and (3) has received the opinion of its financial advisor, Morgan Stanley & Co. LLC, to the effect that, as of the date of such opinion and based upon and subject to the assumptions, qualifications and limitations set forth therein, the Yankees Merger Consideration to be issued and paid in the Yankees Merger is fair, from a financial point of view, a copy of which opinion was provided to Yankees following the execution of the Original Merger Agreement. It is agreed and understood that such opinion is for the benefit of the Braves Board and may not be relied on by Yankees. The representations and warranties set forth in this Section 3.2(c)(i) shall apply with respect to the Amended and Restated Agreement and shall be made as of the Execution Date.

(ii) Parent has all requisite corporate power and authority and has taken all corporate action necessary in order to authorize, execute, deliver and perform its obligations under this Agreement, and to consummate the Mergers and the other transactions contemplated hereby. This Agreement has been duly executed and delivered by Parent and constitutes a valid and binding agreement of Parent enforceable against it in accordance with its terms, subject, as to enforcement, to the Bankruptcy and Equity Exception. The representations and warranties set forth in this Section 3.2(c)(ii) shall apply with respect to the Amended and Restated Agreement and shall be made as of the Execution Date.

(iii) Braves Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to authorize, execute, deliver and perform its obligations under this Agreement, and to consummate the Braves Merger and the other transactions contemplated hereby subject to the extent required, to approval of the SEC or other Governmental Entity as contemplated in Section 3.2(f) or Section 4.4, subject in the case of the Braves Merger (i) to the adoption of this Agreement by Parent, as the sole stockholder of Braves Merger Sub, which will be obtained by written consent immediately after the execution of this Agreement and (ii) to the extent required, to the approval of the SEC or other Governmental Entity as contemplated by Section 3.2(f) or Section 4.4. This Agreement has been duly executed and delivered by Braves Merger Sub and constitutes a valid and binding agreement of Braves Merger Sub enforceable against it in accordance with its terms, subject, as to enforcement, to the Bankruptcy and Equity Exception. The representations and warranties set forth in this Section 3.2(c)(iii) shall apply with respect to the Amended and Restated Agreement and shall be made as of the Execution Date.

[1]	Note to Draft: Schedules I and IV are under review in connection with the new structure.

(iv) Yankees Merger Sub has all requisite limited liability company power and authority and has taken all action necessary in order to authorize, execute, deliver and perform its obligations under this Agreement, and to consummate the Yankees Merger and the other transactions contemplated hereby. This Agreement has been duly executed and delivered by Yankees Merger Sub and constitutes a valid and binding agreement of Yankees Merger Sub enforceable against it in accordance with its terms, subject, as to enforcement, to the Bankruptcy and Equity Exception. Parent, the sole member of Yankees Merger Sub, has approved and authorized this Agreement, the Yankees Merger and the other transactions contemplated hereby. The representations and warranties set forth in this Section 3.2(c)(iv) shall apply with respect to the Amended and Restated Agreement and shall be made as of the Execution Date.

(d) Takeover Statutes. As of the Braves Effective Times, no Takeover Statute or any anti-takeover provision in the Organizational Documents of Braves will be applicable to the Parent Shares or the Yankees Merger or the other transactions contemplated by this Agreement.

(e) No Conflicts. (i) (x) Neither the execution and delivery by Braves of this Agreement, the compliance by it with all of the provisions of and the performance by it of its obligations under this Agreement, nor the consummation of the Braves Merger and the other transactions herein contemplated will conflict with, or result in a breach or violation of, or result in any acceleration of any rights or obligations or the payment of any penalty under or the creation of a Lien on the assets of Braves or any of its Subsidiaries (with or without the giving of notice or the lapse of time) pursuant to, or permit any other party any improvement in rights with respect to or permit it to exercise, or otherwise constitute a default under, any provision of any Contract, or result in any change in the rights or obligations of any party under any Contract, in each case to which Braves or any of its Subsidiaries is a party or by which Braves or any of its Subsidiaries or any of their respective assets is bound, (y) nor, assuming that the Braves Requisite Vote has been received and all consents, approvals, authorizations and other actions described in Section 3.2(f) have been obtained, all filings and notifications described in Section 3.2(f) have been made and any applicable waiting period has expired or been terminated, will such execution and delivery, compliance, performance or consummation result in any breach or violation of, or a default under, the provisions of the Organizational Documents of Braves or any of its Subsidiaries, or any Law applicable to it, except (in each of clauses (x) and (y), as applicable) for such conflicts, breaches, violations, defaults, payments, accelerations, creations or changes that, individually or in the aggregate, have not had and are not reasonably expected to have, a Material Adverse Effect on the Braves Group. The representations and warranties set forth in this Section 3.2(e)(i) shall apply with respect to the Amended and Restated Agreement and shall be made as of the Execution Date.

(ii) Neither the execution and delivery by Parent, Braves Merger Sub or Yankees Merger Sub of this Agreement, the compliance by it with the provisions of and performance by it of its obligations under this Agreement, nor the consummation of the Mergers shall result in any breach or violation of, or a default under, the provisions of Parent’s, Braves Merger Sub’s or Yankees Merger Sub’s Organizational Documents, except for such breaches, violations or defaults that, individually or in the aggregate, have not had and are not reasonably expected to have, a Material Adverse Effect on the Braves Group.

(f) Governmental Approvals and Consents. Other than (i) the Competition Approvals, including those set forth on Schedule I hereto, (ii) the approvals, non-disapprovals, non-objections and consents to be obtained from the SEC or any other Governmental Entity and set forth on Schedule IV hereto, (iii) the approvals and consents to be obtained by Yankees pursuant to Section 3.1(f), (iv) the filing of the Braves Certificate of Merger and the Yankees Certificate of Merger and (v) as required in order to comply with state securities, takeover and “blue sky” laws, no authorizations, consents, approvals, orders, permits, licenses, notices, reports, filings, registrations, qualifications and exemptions of, with or from, or other actions are required to be made by Braves or any of its Subsidiaries with, or obtained by Braves or any of its Subsidiaries from, any Governmental Entity in connection with the execution and delivery by Braves of this Agreement, the performance by Braves of its obligations hereunder and the consummation of the transactions contemplated hereby. Braves does not own, directly or indirectly, any voting interest in any Person that requires any additional filing by Yankees under the HSR Act or any other merger control or competition law or other Law or regulation including but not limited to financial services or markets regulation. The representations and warranties in this Section 3.2(f) insofar as they apply to the Braves Merger shall be made as of the Execution Date.

(g) Reports; Financial Statements.

(i) The Braves Reports were filed in a timely manner and in compliance in all material respects with all applicable Laws and other requirements applicable thereto. As of their respective dates (or if amended prior to the date hereof, as of the date of such amendment), the Braves Reports complied in all material respects with requirements under applicable Law regarding the accuracy and completeness of the disclosures contained therein.

(ii) The consolidated balance sheet (including the related notes and schedules) included in the audited consolidated financial statements of Braves for the fiscal year ended December 31, 2011 (the “Braves Financial Statements”) fairly presents the consolidated financial position of Braves and its Subsidiaries as of its date, and the consolidated statements of income, equity, and cash flows and of changes in financial position included in the Braves Financial Statements (including any related notes and schedules) fairly present the results of operations, equity, cash flows and changes in financial position, as the case may be, of Braves and its Subsidiaries for the periods set forth therein, in each case in conformity with GAAP consistently applied during the periods involved, except as may be noted therein.

(iii) Braves is in compliance in all material respects with (A) the applicable provisions of the Sarbanes-Oxley Act and (B) the applicable listing and corporate governance rules and regulations of the Yankees. Except as permitted by the Exchange Act, including Sections 13(k)(2) and (3), since the enactment of the Sarbanes-Oxley Act, neither Braves nor any of its Affiliates has made, arranged, modified (in any material way), or forgiven personal loans to any executive officer or director of Braves.

(iv) The disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) of Braves, as required by Rules 13a-15(a) and 15d-15(a) of the Exchange Act, are designed to ensure that all information required to be disclosed by Braves in the reports it files or submits under the Exchange Act is made known to the chief executive officer and the chief financial officer of Braves by others within Braves to allow timely decisions regarding required disclosure as required under the Exchange Act and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms. Braves has evaluated the effectiveness of its respective disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Braves Report that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation. Based on its most recently completed evaluation of its system of internal control over financial reporting prior to the date of this Agreement, (A) to the knowledge of Braves, Braves had no significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting that would reasonably be expected to adversely affect the ability of Braves to record, process, summarize and report financial information and (B) Braves has no knowledge of any fraud, whether or not material, that involves management or other employees who have a significant role in Braves’s internal control over financial reporting.

(v) No attorney representing Braves or any of its Subsidiaries, whether or not employed by Braves or any of its Subsidiaries, has reported to the chief legal counsel or chief executive officer of Braves evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by Braves or any of its Subsidiaries or any of its officers, directors, employees or agents pursuant to Section 307 of the Sarbanes-Oxley Act.

(vi) Since January 1, 2009, to the knowledge of Braves, no employee of Braves or any of its Subsidiaries has provided or is providing information to any law enforcement agency or other Governmental Entity regarding the commission or possible commission of any crime or the violation or possible violation of any applicable legal requirements of the type described in Section 806 of the Sarbanes-Oxley Act by Braves or any of its Subsidiaries.

(vii) To the knowledge of Braves, none of the Braves Reports (other than confidential treatment requests) is the subject of ongoing SEC review. To the extent not available on EDGAR, Braves has made available to Yankees true and complete copies of all written comment letters from the staff of the SEC received since January 1, 2009 through the date of this Agreement relating to the Braves Reports and all written responses of Braves thereto through the date of this Agreement other than with respect to requests for confidential treatment. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any Braves Reports other than confidential treatment requests. To the knowledge of Braves, as of the date of this Agreement, there are no SEC inquiries or investigations, other governmental inquiries or investigations or internal investigations pending or threatened, in each case regarding any accounting practices of Braves.

(h) Absence of Certain Changes. Since December 31, 2011, (i) Braves and its Subsidiaries have conducted their respective businesses only in, and have not engaged in any material transaction other than according to, the ordinary and usual course of such businesses and (ii) there has not been any effect, event, development, change or occurrence that, individually or in the aggregate, has had or is reasonably expected to have, a Material Adverse Effect on the Braves Group.

(i) Compliance.

(i) Neither Braves nor any of its Subsidiaries is in conflict with, or in default or violation of, (A) any Laws of any Governmental Entity or (B) any Contract to which Braves or any of its Subsidiaries is a party or by which Braves or any of its Subsidiaries or any of their respective properties is bound or affected, except in each of clauses (A) and (B), for any such conflicts, defaults or violations that, individually or in the aggregate, have not had and are not reasonably expected to have a Material Adverse Effect on the Braves Group. Each of Braves and its Subsidiaries has all Permits of all Governmental Entities necessary to conduct its business as presently conducted, except where the failure to have such Permits, individually or in the aggregate, has not had and is not reasonably expected to have a Material Adverse Effect on the Braves Group.

(ii) Except in each case as was not, individually or in the aggregate, and is not reasonably expected to be material to the Braves Group: neither Braves nor any of its Subsidiaries nor, to the knowledge of Braves, any other Person associated with or acting on behalf of Braves or any of its Subsidiaries, including, any director, officer, agent, employee or affiliate of Braves or any of its Subsidiaries has (A) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity or to influence official action, (B) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds, (C) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment, (D) violated or is in violation of any provision of (I) the FCPA, (II) the UK Bribery Act or (III) any other Law that prohibits corruption or bribery, and in each case, Braves has instituted and maintains policies and procedures designed to ensure compliance therewith, or (E) has been investigated by a Governmental Entity, or been the subject of any allegations, with respect to conduct within the scope of clauses (A) through (D) above.

(j) Litigation and Liabilities. There are no (i) civil, criminal or administrative actions, suits, claims, hearings, investigations or proceedings pending or, to the knowledge of Braves, threatened against Braves, any of its Subsidiaries or any of their respective directors or officers in their capacity as such or (ii) except as disclosed in the Braves Financial Statements, obligations or liabilities, whether or not accrued, contingent or otherwise and whether or not required to be disclosed, including those relating to, or any other facts or circumstances of which, to the knowledge of Braves, could result in any claims against, or obligations or liabilities of, Braves or any of its Affiliates, except, in case of either clause (i) or (ii), for those that, individually or in the aggregate, have not had and are not reasonably expected to have a Material Adverse Effect on the Braves Group.

(k) Employee Benefits.

(i) All benefit and compensation plans, contracts, policies or arrangements covering current or former employees of Braves and its Subsidiaries and current or former directors of Braves and its Subsidiaries, including deferred compensation, pension plans, equity option, equity purchase, equity appreciation rights, equity based incentive and bonus plans (the “Braves Benefit Plans”), are operated and established in substantial compliance with their terms and all applicable Laws. All Braves Benefit Plans intended to qualify for special tax treatment meet all requirements for such treatment, and all Braves Benefit Plans required to be funded and/or book-reserved are funded and/or book-reserved, as appropriate, based upon reasonable actuarial assumptions.

(ii) Each Braves Stock Option (A) was granted in compliance with all applicable Laws and all of the terms and conditions of the Braves Stock Plan pursuant to which it was issued, and (B) has an exercise price per Braves Share equal to or greater than the fair market value of an Braves Share on the date of such grant, (C) has a grant date identical to the date on which Braves’s board of directors or the compensation committee of the board of directors of Braves, as applicable, actually awarded such Braves Stock Option, and (D) qualifies for the Tax and accounting treatment afforded to such Braves Stock Option in Braves’s Tax returns and the Braves Reports, respectively.

(l) Tax Matters.

(i) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Braves Group: (A) all Tax Returns that are required to be filed by or with respect to Braves or any of its Subsidiaries have been timely filed (taking into account any extension of time within which to file), and all such Tax Returns are true and complete; (B) Braves and its Subsidiaries have paid all Taxes required to be paid by any of them, including any Taxes required to be withheld from amounts owing to any employee, creditor or third party, except with respect to matters for which adequate reserves have been established in accordance with GAAP in the most recent Braves annual financial statement, as adjusted for operations in the ordinary course of business since the last date which is covered by such statements; (C) there is no audit, examination, deficiency, refund litigation, proposed adjustment or matter in controversy with respect to any Taxes or Tax Return of Braves or any of its Subsidiaries; (D) the Tax Returns of Braves and each of its Subsidiaries have been examined by the applicable Tax Authority (or the applicable statutes of limitations for the assessment of income Taxes for such periods have expired) for all periods through and including December 31, 2008, and no deficiencies were asserted as a result of such examinations which have not been resolved and fully paid or accrued as a liability on the financial statements contained in the most recent Braves Reports; (E) neither Braves nor any of its Subsidiaries has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency; (F) neither Braves nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local or non-U.S. law) in the two (2) years prior to the date of this Agreement; (G) neither Braves nor any of its Subsidiaries has any liability for Taxes of any Person (other than Braves or any of its Subsidiaries) under Treasury Regulation § 1.1502-6 (or any similar provision of state, local or non-U.S. law), as transferee or successor, by contract or otherwise; (H) there are no liens for Taxes upon any property or assets of Braves or any of its Subsidiaries, except for liens for Taxes not yet due and payable or for which adequate reserves have been provided in accordance with GAAP in the most recent Braves annual financial statement; (I) no private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Tax Authority with respect to Braves or any of its Subsidiaries for any taxable year for which the statute of limitations has not expired; and (J) any stamp, registration, capital or transfer Tax payable in respect of the acquisition of any asset or in respect of the issue of any instrument by Braves or any of its Subsidiaries has been paid in full in a timely manner.

(ii) As of the Execution Date, neither Braves nor any of its Subsidiaries has taken or agreed to take any action, or is aware of any facts or circumstances, in each case, that would prevent or impede, or would reasonably be expected to prevent or impede, (A) the Yankees Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code, (B) the Braves Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code, or (C) with respect to the Alternative Transaction, the Mergers, taken together, from qualifying as a transaction described in Section 351 of the Code.

(m) Material Contracts. Except as has not had or is not reasonably expected to have a Material Adverse Effect on the Braves Group, neither Braves, nor any of its Subsidiaries, is in breach of or default under the terms of any Material Contract, and no event has occurred that (with or without notice or lapse of time or both) would reasonably be expected to result in a breach or default under any Material Contract. To the knowledge of Braves, no other party to any Material Contract is in breach of or default under the terms of any such Material Contract where such breach or default has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Braves Group. Except as has not had and is not reasonably expected to have a Material Adverse Effect on the Braves Group, each Material Contract is a valid and binding obligation of Braves or any of its Subsidiaries which is party thereto and, to the knowledge of Braves, of each other party thereto, and is in full force and effect, except that such enforcement may be subject to the Bankruptcy and Equity Exception.

(n) Intellectual Property.

(i) Except as has not had or is not reasonably expected to have a Material Adverse Effect on the Braves Group, (A) Braves and/or at least one of its Subsidiaries exclusively owns, is licensed to use or otherwise possesses sufficient and legally enforceable rights to use all Intellectual Property which is owned by or necessary to the operation of the business of Braves and its Subsidiaries as currently conducted (the “Braves Intellectual Property”) and (B) the consummation of the transactions contemplated by this Agreement will not alter or impair such rights.

(ii) Except as has not had or is not reasonably expected to have a Material Adverse Effect on the Braves Group, to the knowledge of Braves, the conduct of the business of Braves as currently conducted does not infringe upon any Intellectual Property rights or any other proprietary right of any Person. To the knowledge of Braves, there is no unauthorized use, infringement or misappropriation and other violation of Braves Intellectual Property by any Person, including any employee of Braves or any of its Subsidiaries, except as would not reasonably be likely to have a Material Adverse Effect on the Braves Group.

(iii) To the knowledge of Braves and except as has not had or is not reasonably expected to have a Material Adverse Effect on the Braves Group, the IT Assets of Braves operate and perform in all material respects in accordance with their documentation and functional specifications, to the extent available, or as otherwise required by Braves and its Subsidiaries in connection with the business of Braves and its Subsidiaries as currently conducted.

(o) Available Funds. Parent will have at the Closing funds sufficient to (i) pay the cash portion of the Yankees Merger Consideration, (ii) pay any and all fees and expenses required to be paid by Parent and/or Braves in connection with the transactions contemplated by this Agreement and (iii) satisfy all of the other payment obligations of Parent and/or Braves contemplated hereunder. In no event shall the receipt or availability of any funds or financing by Parent, Braves or any of their Affiliate or any other financing transactions be a condition to any of Braves’s or Parent’s obligations hereunder.

(p) Brokers. Except for BMO Capital Markets, Broadhaven Capital Partners, J.P. Morgan Securities LLC, Lazard Frères & Co. LLC, Morgan Stanley & Co. LLC, SG Americas Securities, LLC and Wells Fargo Securities, LLC, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Braves or any of its Subsidiaries.

(q) No Additional Representations. Braves and Parent acknowledge that Yankees makes no representation or warranty as to any matter whatsoever except as expressly set forth in Section 3.1 or in any certificate delivered by Yankees to Braves and/or Parent in accordance with the terms hereof, and specifically (but without limiting the generality of the foregoing) that Yankees makes no representation or warranty with respect to (i) any projections, estimates or budgets delivered or made available to Braves and/or Parent (or any of its respective Affiliates, officers, directors, employees or Representatives) of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of Yankees or any of its Subsidiaries or (ii) the future business and operations of Yankees or any of its Subsidiaries, and Braves and Parent has not relied on such information or any other representation or warranty not set forth in Section 3.1. The representations and warranties of Braves set forth in this Section 3.2(q) shall apply mutatis mutandis with respect to the Original Merger Agreement and the Amended and Restated Agreement and with respect to the Original Merger Agreement shall be made as of the Original Execution Date and with respect to the Amended and Restated Agreement shall be made as of the Execution Date.

ARTICLE IV

COVENANTS

Section 4.1 Interim Operations. (a) Yankees covenants and agrees as to itself and its Subsidiaries that, after the date hereof and until the earlier of the Yankees Effective Time or the termination of this Agreement in accordance with its terms, unless Braves shall otherwise approve in writing, and except as otherwise expressly contemplated by this Agreement or except as otherwise set forth in Section 4.1(a) of the Yankees Disclosure Letter:

(i) the business of it and its Subsidiaries shall be conducted in the ordinary and usual course consistent with past practice;

(ii) (A) it shall not issue, sell, pledge, dispose of or encumber any capital stock owned by it in any of its Subsidiaries; (B) it shall not amend its certificate of incorporation or bylaws; (C) it shall not split, combine or reclassify its outstanding shares of capital stock; (D) it shall not declare, set aside or pay any type of dividend, whether payable in cash, stock or property, in respect of any capital stock other than the quarterly dividends payable by Yankees (in an amount per share not to exceed its most recent quarterly per share dividend and with the timing of such dividend to be consistent with past practice) or, subject to Section 4.1(a)(viii) of the Yankees Disclosure Letter, dividends payable by its direct or indirect wholly owned Subsidiaries to it or another of its direct or indirectly wholly owned Subsidiaries; and (E) it shall not repurchase, redeem or otherwise acquire, or permit any of its Subsidiaries to purchase or otherwise acquire, any interests or shares of its capital stock, as applicable, or any securities convertible into or exchangeable or exercisable for any shares of its capital stock;

(iii) neither it nor any of its Subsidiaries shall (A) issue, sell, pledge, dispose of or encumber (w) any shares of, or (x) securities payable in, convertible into or exchangeable or exercisable for, or (y) options, warrants, calls, commitments or rights of any kind to acquire, capital stock of any class, as appropriate, or (z) any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with its stockholders on any matter or any other property or assets other than Yankees Shares issuable pursuant to stock-based awards outstanding on or awarded prior to the date hereof under the Yankees Stock Plans; (B) (1) increase the amount of net indebtedness for borrowed money, including any guarantee of such indebtedness, by $100,000,000 in excess of the net indebtedness set forth in the Yankees Financial Statement as of December 31, 2012 (it being understood that net indebtedness shall be calculated as the amount of debt less the sum of the amount of cash and marketable securities, in each case, set forth in the Yankees Financial Statements as of December 31, 2012; it being further understood that notwithstanding the amount set forth in such Yankees Financial Statements, the non-U.S. dollar-denominated portion of such calculation shall be determined using the exchange rates in effect as of the date hereof without regard to any subsequent changes in such rates) or (2) incur any additional indebtedness for borrowed money with a tenor of greater than 90 days, including any guarantee of such indebtedness; or (C) make or authorize or commit for any capital expenditures, except for in accordance with the 2013 capital expenditure target for

Yankees that has been provided to Braves prior to the date of this Agreement or such other capital expenditures targets as may be agreed by Yankees and Braves (provided that (1) Yankees shall be permitted to make or authorize or commit for any capital expenditures in an amount that is between 75% and 110% of its capital expenditure target and (2) if the Yankees Effective Time shall not have occurred on or prior to December 31, 2013, then, for purposes of this Section 4.1(a)(iii), Yankees’s capital expenditure target will be adjusted upwards to take into account the number of days between December 31, 2013 and the Yankees Effective Time and assuming that the 2014 capital expenditure target shall be equal to the 2013 capital expenditure target);

(iv) except as required pursuant to existing written, binding agreements in effect prior to the date hereof and set forth in Section 4.1(a)(iv) of the Yankees Disclosure Letter, or as otherwise required by applicable Law, neither Yankees nor any of its Subsidiaries shall (A) grant or provide any severance or termination payments or benefits to any director, officer or employee of Yankees or any of its Subsidiaries, (B) increase in any manner the compensation, bonus, pension, welfare, fringe, severance or other benefits of, pay any bonus to, or make any new equity awards to any current or former director, officer, employee or consultant of Yankees or any of its Subsidiaries (other than increases in base salary in the ordinary course of business for employees who are not officers), (C) become a party to, establish, adopt, commence participation in, amend or terminate any stock option plan or other stock-based compensation plan, or any compensation, severance, pension, retirement, profit-sharing, welfare benefit, or other employee benefit plan or agreement with or for the benefit of any current or former directors, officers, employees or consultants of Yankees or its Subsidiaries (or newly hired employees) or amend the terms of any outstanding equity-based awards, (D) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any Benefit Plan, to the extent not already provided in any such Benefit Plan, (E) enter into any collective bargaining agreement or other agreement with a labor union, works council or similar organization, (F) change any actuarial or other assumptions used to calculate funding obligations with respect to any Benefit Plan or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP, (G) terminate without cause the employment of any member of the management committee of Yankees, or (H) forgive any loans or issue any loans to directors, officers or employees of Yankees or any of its Subsidiaries;

(v) neither Yankees nor any of its Subsidiaries shall lease, license, transfer, exchange or swap, mortgage (including securitizations), or otherwise dispose (whether by way of merger, consolidation, sale of stock or assets, or otherwise) of any material portion of its assets, including the capital stock of Subsidiaries (it being understood that the foregoing shall not prohibit the sale of inventory in the ordinary course of business), except for dispositions of assets that in total have an aggregate fair market value of less than $50,000,000;

(vi) neither Yankees nor any of its Subsidiaries shall (A) acquire or invest in or agree to acquire or invest in (whether by merger, consolidation, purchase or otherwise) any Person or assets, in which the expected gross expenditures and commitments (including the amount of any indebtedness assumed) (1) for all such acquisitions exceeds, in the aggregate, $50,000,000 or (2) is reasonably likely, individually or in the aggregate, to delay the satisfaction of the conditions set forth in Article V hereof or prevent the satisfaction of such conditions or (B) enter into any joint venture, partnership or similar agreement with any Person;

(vii) subject to Section 4.13, neither Yankees nor any of its Subsidiaries shall (A) settle or compromise any material claims or litigation if such settlement or compromise would involve, individually or together with all such other settlements or compromises, the payment of money by Yankees or its Subsidiaries of $60,000,000 (provided that Yankees shall consult in good faith with respect to any such proposed settlement or compromise individually in excess of $20,000,000) or more or would involve any admission of material wrongdoing or any material conduct requirement or restriction by Yankees or its Subsidiaries, (B) modify, amend or terminate in any material respect any of its Material Contracts or waive, release or assign any material rights or claims thereunder in excess of $10,000,000 individually or in the aggregate or (C) enter into any new clearing services agreement or arrangement or modify or amend in any material respect any existing clearing services agreement or arrangement to extend the term or to increase the commitments of Yankees or any of its subsidiaries thereunder;

(viii) except to the extent otherwise required by Law, neither Yankees nor any of its Subsidiaries shall (A) make or change any Tax election, change any method of Tax accounting, file any amended Tax Return, or settle or compromise any audit or proceeding relating to Taxes, in each case, if such action would reasonably be expected to have an adverse effect on Yankees and its Subsidiaries that is material, (B) take any action specified in Section 4.1(a)(viii)(B) of the Yankees Disclosure Letter or (C) permit any material insurance policy naming it as a beneficiary or loss-payable payee to be cancelled or terminated except in the ordinary and usual course of business;

(ix) neither Yankees nor any of its Subsidiaries shall permit any change in its financial accounting principles, policies or practice (including any of its practices with respect to accounts receivable or accounts payable), except to the extent that any such changes in financial accounting principles, policies or practices shall be required by changes in GAAP;

(x) neither Yankees nor any of its Subsidiaries shall enter into any Contract that includes a “non-compete,” exclusivity or similar provision that would materially restrict the business of Braves, Parent or any of their Subsidiaries (including Yankees and its Subsidiaries) following the Yankees Effective Time;

(xi) except as permitted pursuant to Section 4.1(a)(iv), neither Yankees nor any of its Subsidiaries shall enter into any Contract between itself, on the one hand, and any of its employees, officers or directors, on the other hand;

(xii) neither Yankees nor any of its Subsidiaries shall knowingly take or omit to take any action if such action or failure to act would be reasonably likely to prevent or impede (A) either of the Mergers from qualifying as a reorganization within the meaning of Section 368(a) of the Code, or (B) with respect to the Alternative Transaction, the Mergers, taken together, from qualifying as a transaction described in Section 351 of the Code;

(xiii) neither Yankees nor any of its Subsidiaries will authorize or enter into an agreement to do any of the foregoing set forth in Section 4.1(a)(i) through Section 4.1(a)(xii) if Yankees would be prohibited by the terms of Section 4.1(a)(i) through Section 4.1(a)(xii) from doing the foregoing; and

(xiv) it shall not fail to make in a timely manner any filings with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder.

(b) Braves covenants and agrees as to itself and its Subsidiaries that, after the date hereof and until the earlier of the Yankees Effective Time or the termination of this Agreement in accordance with its terms, unless Yankees shall otherwise approve in writing, and except as otherwise expressly contemplated by this Agreement or except as otherwise set forth in Section 4.1(a) of the Braves Disclosure Letter:

(i) it shall not (A) split, combine or reclassify its outstanding shares of capital stock, (B) declare, set aside or pay any type of dividend, whether payable in cash, stock or property, in respect of any of its capital stock, and (C) directly or indirectly repurchase, redeem or otherwise acquire, or permit any of its Subsidiaries to purchase or otherwise acquire, any shares of its capital stock or any securities convertible into or exchangeable or exercisable for any shares of its capital stock, if such repurchase or acquisition is at a price above the then market value;

(ii) it shall not issue, sell, dispose of or grant, or authorize the issuance, sale, disposition or grant of, any shares of any class of its capital stock except (A) for fair market value or (B) upon the vesting of restricted stock units or the exercise of options, warrants, convertible securities or other rights of any kind to acquire any of its capital stock which were issued with an exercise or conversion price of not less than the market price at the time of issuance; provided, however, that the foregoing shall not prohibit issuances of common stock, restricted stock units, options or rights as part of normal employee compensation in the ordinary course of business; and provided, further, that this clause (B) shall not prohibit the issuance of capital stock, restricted stock units, options, warrants, convertible securities or other rights in connection with any equity financing contemplated by Braves or Parent in connection with the transactions contemplated by this Agreement;

(iii) it shall not fail to make in a timely manner any filings with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder;

(iv) neither it nor any of its Subsidiaries shall knowingly take or omit to take any action if such action or failure to act would be reasonably likely to prevent or impede (A) either of the Mergers from qualifying as a reorganization within the meaning of Section 368(a) of the Code, or (B) with respect to the Alternative Transaction, the Mergers, taken together, from qualifying as a transaction described in Section 351 of the Code;

(v) neither it nor any of its Subsidiaries shall acquire (other than with respect to any agreements entered into prior to the date of this Agreement) or agree to acquire (whether by merger, consolidation, purchase or otherwise, which have been previously publically disclosed or provided to Yankees) any Person or assets that is reasonably likely, individually or in the aggregate, to delay in any material respects the satisfaction of the conditions set forth in Article V hereof or prevent the satisfaction of such conditions; and

(vi) neither it nor any of its Subsidiaries will authorize or enter into an agreement to do any of the foregoing set forth in Section 4.1(b)(i) through Section 4.1(b)(v) if it would be prohibited by the terms of Section 4.1(b)(i) through Section 4.1(b)(v) from doing the foregoing.

Section 4.2 Acquisition Proposals.

(a) Without limiting any of such other Party’s other obligations under this Agreement, each of Yankees and Braves agrees that, from and after the date hereof until the earlier of the Closing and the termination of this Agreement in accordance with its terms, neither it nor any of its Subsidiaries nor any of the officers or directors of it or its Subsidiaries shall, and that it shall use its reasonable best efforts to cause its and its Subsidiaries’ employees, agents and representatives (including any investment banker, attorney or accountant retained by it or any of its Subsidiaries) not to, directly or indirectly, (i) initiate, solicit, knowingly encourage (including by way of furnishing information), facilitate, or induce any inquiries or the making, submission or announcement of, any proposal or offer that constitutes, or could reasonably be expected to result in, an Acquisition Proposal, (ii) subject to Section 4.2(c), have any discussion with any Person relating to an Acquisition Proposal, or engage in any negotiations concerning an Acquisition Proposal, or knowingly facilitate any effort or attempt to make or implement an Acquisition Proposal, (iii) subject to Section 4.2(d), provide any confidential information or data to any Person in relation to an Acquisition Proposal, (iv) subject to Section 4.2(d), approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal or (v) subject to Section 4.2(d), approve or recommend, or propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, business combination agreement, option agreement or other similar agreement related to any Acquisition Proposal (any of the preceding in this clause (v), an “Alternative Acquisition Agreement”) or propose publicly or agree to do any of the foregoing related to any Acquisition Proposal.

An “Acquisition Proposal” for Yankees or Braves means any offer or proposal for, or any indication of interest in, (i) any direct or indirect acquisition or purchase of Yankees or Braves, as applicable, or any of its Subsidiaries that constitutes 15% or more of the consolidated gross revenue or consolidated gross assets of Yankees or Braves, as applicable, and its Subsidiaries, taken as a whole (such Subsidiary, a “Major Subsidiary”); (ii) any direct or indirect acquisition or purchase of (A) 15% or more of any class of equity securities or voting power or 15% or more of the consolidated gross assets or revenues of Yankees or Braves, as applicable, or (B) 15% or more of any class of equity securities or voting power of any of its Major Subsidiaries; (iii) any tender offer that, if consummated, would result in any Person beneficially owning 15% or more of any class of equity securities or voting power of Yankees or Braves, as applicable; or (iv) any merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Yankees or Braves, as applicable, or any Major Subsidiary of Yankees or Braves, as applicable, but with the exception of intragroup reorganizations.

(b) Each of Yankees and Braves shall, and shall cause their and their respective Subsidiaries’ officers and directors to, and shall instruct and use its reasonable best efforts to cause its and its Subsidiaries’ Representatives to, cease immediately any discussions or negotiations, if any, with any Person (other than Yankees, Braves, Parent, Braves Merger Sub and Yankees Merger Sub, as the case may be, and their respective Representatives) conducted prior to the date of this Agreement with respect to any Acquisition Proposal and shall promptly request that any Person with whom such discussions or negotiations have occurred since February 2, 2012 and is in possession of confidential information about it or its Subsidiaries that was furnished by or on behalf of it return or destroy all such information in accordance with the terms of the confidentiality agreement with such Person.

(c) Within two (2) Business Days after receipt of an Acquisition Proposal or any request for nonpublic information or inquiry that a Party reasonably believes could lead to an Acquisition Proposal, such Party shall provide the other Party with written notice of the material terms and conditions of such Acquisition Proposal, request or inquiry, and the identity of the Person making any such Acquisition Proposal, request or inquiry. Thereafter, the Party in receipt of such Acquisition Proposal shall provide the other Party, as promptly as practicable, with oral and written notice setting forth all such information as is reasonably necessary to keep such Party informed in all material respects of the status and details (including material amendments or proposed material amendments) of any such Acquisition Proposal, request or inquiry.

(d) Notwithstanding anything in this Agreement to the contrary, Yankees and Braves and the Yankees Board and Braves Board shall be permitted, in the case of Yankees, prior to the receipt by Yankees of the Yankees Requisite Vote or, in the case of Braves, prior to the receipt by Braves of the Braves Requisite Vote, (A) after complying with Section 4.2(e), to (I) in the case of Yankees, determine either to make no recommendation for the Yankees Merger, or to withdraw, modify or qualify its recommendation for the Yankees Merger in a manner that is adverse to either Braves, Parent or Merger Subs (a “Change in Yankees Recommendation”) and (II) in the case of Braves, determine either to make no recommendation for the Braves Merger or the Braves Merger-Related Proposals, or to withdraw, modify or qualify its recommendation for the Braves Merger or the Braves Merger-Related Proposals in a manner that is adverse to Yankees (a “Change in Braves Recommendation”), or (B) engage in any discussions or negotiations with, or provide any information or data to, any Person in response to an unsolicited bona fide written Acquisition Proposal by any such Person, if and only to the extent that, (i) in the case of clause (A) above, (x) if such Change in Yankees Recommendation or Change in Braves Recommendation, as applicable, is made in response to an Acquisition Proposal, then such Acquisition Proposal shall have been an unsolicited bona fide written Acquisition Proposal from a third party that the Yankees Board or Braves Board, as applicable, concludes in good faith (after consultation with its outside legal counsel and financial advisors) constitutes a Superior Proposal or (y) if such Change in Yankees Recommendation or Change in Braves Recommendation, as applicable, is not made in response to an Acquisition Proposal, then if such Change in Yankees Recommendation or Change in Braves Recommendation, as applicable, is in response to, or as a result of, an event, development, occurrence, or change in circumstances or facts, occurring or arising after the date of this Agreement, which event, development, occurrence, or circumstances or facts did not exist or were not actually known, appreciated or understood by the Yankees Board or the Braves Board, as applicable, as of the date of this Agreement and the Yankees Board or Braves Board, as applicable, after consultation with its outside legal counsel, determines in good faith that the failure to make such Change in Yankees Recommendation or Change in Braves Recommendation, as applicable, would be inconsistent with its fiduciary duties under applicable Law (with respect to Yankees, such a Change in Yankees Recommendation, a “Yankees Intervening Event Change in Recommendation,” and with respect to Braves, such a Change in Braves Recommendation, a “Braves Intervening Event Change of Recommendation”); provided, however, that no event, development, occurrence or change in circumstances or facts that is reasonably foreseeable, or arising from any action or omission by any member of the Yankees Group or the Braves Group that is required to be taken or omitted by this Agreement, including any action taken or omission made with respect to the obtaining of the necessary consents and approvals required pursuant to Sections 5.1(c) and 5.1(f) may give rise to a Change in Yankees Recommendation or Change in Braves Recommendation, as applicable; and (ii) in the case of clause (B) above, (1) the Yankees Board or Braves Board, as applicable, concludes in good faith (after consultation with its outside legal counsel and financial advisors) that such Acquisition Proposal is reasonably likely to result in a Superior Proposal, and that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law, (2) prior to providing any information or data to any Person in connection with an Acquisition Proposal by any such Person, the Yankees Board or Braves Board, as applicable, receives from such Person an executed confidentiality agreement with confidentiality terms no less restrictive, in the aggregate, than those contained in the Confidentiality Agreement, and (3) Yankees or Braves, as applicable, is not then in material breach of its obligations under this Section 4.2 related to such Acquisition Proposal.

(e) Prior to any Change in Yankees Recommendation, Yankees shall provide Braves with a written notice (the “Yankees Change in Recommendation Notice”) of Yankees’s intention to make a Change in Yankees Recommendation at least five (5) Business Days prior to taking such action, and, in the case of any Change in Yankees Recommendation in connection with an Acquisition Proposal, Yankees shall negotiate in good faith during such five (5) Business Day period with respect to any modifications to the terms of the transaction contemplated by this Agreement that are proposed by Braves, and Yankees shall consider any such modifications agreed to by Braves in determining whether such Acquisition Proposal still constitutes a Superior Proposal after such five (5) Business Day period; provided, however, that, in the event of any amendment to the financial or other material terms of such Superior Proposal, Yankees shall be required to deliver to Braves a new written notice, and the negotiation period shall be extended by an additional three (3) Business Days from the date of Braves’s receipt of such new written notice. Prior to any Change in Braves Recommendation, Braves shall provide Yankees with a written notice (the “Braves Change in Recommendation Notice”) of Braves’s intention to make a Change in Braves Recommendation at least five (5) Business Days prior to taking such action, and, in the case of any Change in Braves Recommendation in connection with an Acquisition Proposal, Braves shall negotiate in good faith during such five (5) Business Day period with respect to any modifications to the terms of the transaction contemplated by this Agreement that are proposed by Yankees, and Braves shall consider any such modifications agreed to by Yankees in determining whether such Acquisition Proposal still constitutes a Superior Proposal after such five (5) Business Day period; provided, however, that, in the event of any amendment to the financial or other material terms of such Superior Proposal, Braves shall be required to deliver to Yankees a new written notice, and the negotiation period shall be extended by an additional three (3) Business Days from the date of Yankees’s receipt of such new written notice.

(f) In the event that a third party who has previously made an Acquisition Proposal that the Yankees Board or Braves Board, as applicable, has determined in accordance with this Section 4.2 is a Superior Proposal subsequently modifies or amends any material term of such Superior Proposal, then the applicable Party shall notify the other Party in writing of such modified Acquisition Proposal and shall again be subject to the provisions of Section 4.2(d) and Section 4.2(e) in all respects (including the obligation to deliver a new Yankees Change in Recommendation Notice or Braves Change in Recommendation Notice, as applicable, and negotiate in good faith with Braves, or Yankees, as applicable; provided that references to “five (5) Business Days” or “five (5) Business Day period” shall thereafter be references to “three (3) Business Days” or “three (3) Business Day period”).

(g) Except as ordered by a court of competent jurisdiction or by stockholder action, Yankees and Braves each agrees that it will, and will cause its senior officers, directors and representatives and its Subsidiaries and such Subsidiaries’ senior officers, directors and representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations existing as of the date of this Agreement with any parties conducted heretofore with respect to any Acquisition Proposal. Yankees and Braves each agrees that it will use reasonable best efforts to promptly inform its directors, officers, agents and representatives of the obligations undertaken in this Section 4.2. Nothing in this Section 4.2 shall (x) permit Yankees or Braves to terminate this Agreement (except as specifically provided in Article VI hereof) or (y) affect any other obligation of Yankees or Braves under this Agreement, except as otherwise expressly set forth in this Agreement. Unless this Agreement shall have been earlier terminated and except as ordered by a court of competent jurisdiction or by stockholder action, none of Yankees or Braves shall submit to the vote of its stockholders any Acquisition Proposal (other than the Merger).

(h) Nothing in this Section 4.2 shall prohibit the Yankees Board or Braves Board, as the case may be, from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act or Item 1012(a) of Regulation M-A if the Yankees Board or the Braves Board, as the case may be, determines in good faith, after consultation with outside counsel, that failure to so disclose such position would be inconsistent with its obligations under applicable law; provided, however, that the Yankees Board shall not make a Change in Yankees Recommendation and the Braves Board shall not make a Change in Braves Recommendation except, in each case, in accordance with Section 4.2(d) and Section 4.2(e).

“Superior Proposal” means, a bona fide written Acquisition Proposal obtained not in breach of this Section 4.2 for or in respect of, in the case of Yankees, 100% of the outstanding Yankees Shares or 100% of the assets of Yankees and its Subsidiaries, or, in the case of Braves, 100% of the Braves Shares or 100% of assets of Braves and its Subsidiaries, in each case on a consolidated basis, on terms that the Yankees Board or Braves Board, as applicable, in good faith concludes (following receipt of the advice of its financial advisors and outside legal counsel), taking into account, among other things, all legal, financial, regulatory, timing, the likelihood of completing such Acquisition Proposal compared to the Mergers (taking into account the extent to which the financial terms of such Acquisition Proposal exceed the financial terms of the Mergers) and other aspects of the Acquisition Proposal or offer and this Agreement, and taking into account any improved terms that a Party may have offered pursuant to this Section 4.2 deemed relevant by the Yankees Board or Braves Board, as applicable (including conditions to and expected timing and risks of consummation and the ability of the party making such proposal to obtain financing for such Acquisition Proposal), are more favorable to the stockholders of Yankees or Braves, as applicable, than the transactions contemplated by this Agreement (after taking into account any such improved terms).

Section 4.3 Stockholders Meetings.

(a) Yankees shall take, in accordance with applicable Law and the Yankees Organizational Documents, all action necessary to call, give notice of, convene and hold a meeting of its stockholders (the “Yankees Stockholders Meeting”) as promptly as reasonably practicable after the Registration Statement is declared effective. Notwithstanding the foregoing, (i) if on the date the Yankees Stockholders Meeting is scheduled, Yankees has not received proxies representing a sufficient number of Yankees Shares to obtain the Yankees Requisite Vote, Yankees shall have the right to make one or more postponements or adjournments of the Yankees Stockholders Meeting; provided that the Yankees Stockholders Meeting is not postponed or adjourned to a date that is more than 30 days after the date for which the Yankees Stockholders Meeting was originally scheduled to be held and (ii) Yankees may postpone or adjourn the Yankees Stockholders Meeting if Yankees has provided a written notice to Braves pursuant to Section 4.2(e) that it intends to make a Change in Yankees Recommendation in connection with a Superior Proposal, until a date that is five (5) Business Days after the deadline contemplated by Section 4.2(e) with respect to such notice or subsequent notices if the Acquisition Proposal is modified during such five (5) Business Day period. Subject to Section 6.2, Section 4.2(d) and Section 4.2(e), the Yankees Board shall recommend adoption of this Agreement, shall include the Yankees Recommendation in the Registration Statement and shall take all reasonable lawful action to solicit such adoption of this Agreement. In the event that on or subsequent to the date of this Agreement and prior to the Yankees Stockholders Meeting (including any postponement or adjournment thereof) the Yankees Board determines to make a Change in Yankees Recommendation, which Change in Yankees Recommendation shall be made only in accordance with Section 4.2(d) and Section 4.2(e), then Braves shall have a right to terminate this Agreement in accordance with Section 6.4(a). Any Change in Yankees Recommendation shall not limit or modify the obligation of Yankees to present this Agreement for adoption at the Yankees Stockholders Meeting as promptly as reasonably practicable after the Registration Statement is declared effective, and, if this Agreement is not otherwise terminated by either Yankees or Braves in accordance with the terms hereof, this Agreement shall be submitted to the stockholders of Yankees at the Yankees Stockholders Meeting for the purpose of voting on adopting this Agreement.

(b) Braves shall take, in accordance with applicable Law and its Organizational Documents, all action necessary to call, give notice of, convene and hold a meeting of its stockholders (the “Braves Stockholders Meeting”) as promptly as practicable after the Registration Statement is declared effective. Notwithstanding the foregoing, (i) if on the date the Braves Stockholders Meeting is scheduled, Braves has not received proxies representing a sufficient number of shares of its common stock to obtain the Braves Requisite Vote, Braves shall have the right to make one or more postponements or adjournments of such stockholders meeting; provided that such stockholders meeting is not postponed or adjourned to a date that is more than 30 days after the date for which such stockholders meeting was originally scheduled to be held and (ii) Braves may postpone or adjourn the Braves Stockholders Meeting if Braves has provided a written notice to Yankees pursuant to Section 4.2(e) that it intends to make a Change in Braves Recommendation in connection with a Superior Proposal, until a date that is five (5) Business Days after the deadline contemplated by Section 4.2(e) with respect to such notice or subsequent notices if the Acquisition Proposal is modified during such five (5) Business Day period. Subject to Section 6.2, Section 4.2(d) and Section 4.2(e), the Braves Board shall recommend the adoption of this Agreement and the approval of the Braves Merger-Related Proposals, shall include the Braves Recommendation in the Registration Statement and shall take all reasonable lawful action to solicit such adoption of this Agreement. In the event that on or subsequent to the date of this Agreement and prior to the Braves Stockholders Meeting (including any postponement or adjournment thereof) the Braves Board determines to make a Change in Braves Recommendation, which Change in Braves Recommendation shall be made only in accordance with Section 4.2(d) and Section 4.2(e), then Yankees shall have a right to terminate this Agreement in accordance with Section 6.3(a). Any Change in Braves Recommendation shall not limit or modify the obligation of Braves to present this Agreement for adoption and the Braves Merger-Related Proposals for approval at the Braves Stockholders Meeting as promptly as reasonably practicable after the Registration Statement is declared effective, and, if this Agreement is not otherwise terminated by either Yankees or Braves in accordance with the terms hereof, this Agreement and the Braves Merger-Related Proposals shall be submitted to the stockholders of Braves at the Braves Stockholders Meeting for the purpose of voting on adopting this Agreement and approving the Braves Merger-Related Proposals. Notwithstanding any other provision of this Agreement, the Parties shall cooperate and use reasonable best efforts to hold the Braves Stockholders Meeting and the Yankees Stockholders Meeting on the same day.

Section 4.4 Reasonable Best Efforts; Regulatory Filings and Other Actions.

(a) Reasonable Best Efforts; Regulatory Filings. Yankees, Braves and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on their respective parts under this Agreement and applicable Laws to consummate and make effective the Mergers and the other transactions contemplated by this Agreement as soon as reasonably practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, non-disapprovals, authorizations, licenses and other Permits (including all approvals, non-disapprovals, non-objections and consents to be obtained under the Competition Approvals, and from the SEC and other Governmental Entities) necessary or advisable to be obtained from any third party and/or any Governmental Entity (if any) in order to consummate the transactions contemplated by this Agreement; it being understood that, to the extent permissible by applicable Law, none of the Yankees Board, the Braves Board or the Parent Board shall take any action that could prevent the consummation of the Merger, except as otherwise permitted under this Agreement. Subject to applicable Law, contractual requirements and the instructions of any Governmental Entity, Yankees, Braves and Parent shall keep each other apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement, including promptly furnishing the other with copies of notices or other communications received or provided by Yankees, Braves or Parent, as the case may be, or any of their respective Subsidiaries, from or to any Governmental Entity with respect to such transactions. Each of Braves, Parent and Yankees will, and will cause its respective Affiliates to, cooperate with the other Party and provide such assistance as the other Party may reasonably request to promote the Merger and the other transactions contemplated by this Agreement and facilitate the Closing. Nothing in this Section 4.4 shall require, or be construed to require, Yankees, Braves or

Parent to agree to any condition to any consents, registrations, approvals, non-disapprovals, authorizations, licenses or other permits that are not conditioned on the consummation of the Merger and the other transactions contemplated by this Agreement.

(b) SEC Filings. In addition to any filings that may need to be filed pursuant to Section 4.4(a), as promptly as practicable after the Execution Date, Yankees and Braves shall prepare and file with the SEC a joint proxy statement relating to the adoption of this Agreement by Yankees stockholders and Braves Stockholders and Parent shall prepare and file (A) a registration statement on Form S-4 with the SEC to register the Parent Shares to be issued pursuant to the Yankees Merger and Braves Merger (together with any supplements or amendments thereto, collectively the filings of Yankees and Braves referred to in this Section 4.4(b), the “Registration Statement”) and (B) a listing application with the New York Stock Exchange. The Registration Statement shall include (i) a proxy statement/prospectus to be used for the Yankees Stockholders Meeting to approve the adoption of this Agreement and the Yankees Merger, (ii) a proxy statement to be used for the Braves Stockholders Meeting to approve the adoption of this Agreement and the Braves Merger and the approval of the Braves Merger-Related Proposals (the proxy statements/prospectuses referred to in clauses (i) and (ii) are referred to as the “Proxy Statement/Prospectus,” as applicable), (iii) the Yankees Recommendation and (iv) the Braves Recommendation. Each of Braves and Yankees shall use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act of 1933, as amended (including the rules and regulations promulgated thereunder, the “Securities Act”) as promptly as practicable after such filing.

(c) Prior Review of Certain Information. Subject to applicable Laws relating to the sharing of information and appropriate confidentiality safeguards, each Party shall have the right to review in advance, and to the extent practicable, each Party will consult the other Party in advance on any filing made with, written materials submitted to, or material oral communications with, any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement, including any responses to comments from the SEC on the Registration Statement. Each Party shall provide the other Party with the opportunity to participate in any material meeting or oral communication with any Governmental Entity in respect of any filings, investigation or other inquiry in connection with the transactions contemplated hereby. Each Party shall keep the other Party apprised of all material discussions with any Governmental Entity in respect of any filings, investigation or other inquiry in connection with the transactions contemplated hereby.

(d) Furnishing of Information. Yankees and Braves each shall, upon request by the other Party and subject to applicable Laws relating to the sharing of information and contractual requirements, furnish the other Party with all information concerning itself, its Subsidiaries, Affiliates, directors, officers and stockholders and such other matters as may be reasonably necessary, advisable or reasonably requested in connection with the Registration Statement or any other statement, filing, notice or application made by or on behalf of Yankees or Braves or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Mergers and the other transactions contemplated by this Agreement. Without limiting the generality of the foregoing, Yankees shall assist in the preparation of the Registration Statement and the Proxy Statement/Prospectus by providing audited consolidated financial statements of Yankees for the 2009, 2010 and 2011 fiscal years and for any subsequent fiscal year ended at least 90 days prior to the Closing Date, and unaudited consolidated financial statements of Yankees for any interim quarterly or other period or periods of Yankees ended after the date of the most recent audited financial statements and at least 30 days prior to the Closing Date.

(e) Status Updates and Notice. Subject to applicable Law and the instructions of any Governmental Entity, Yankees and Braves each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications submitted or received by it or any of its Subsidiaries, to or from any third party and/or any Governmental Entity with respect to such transactions, including comments from the SEC or any request from the SEC for amendments or supplements to the Registration Statement. Yankees, Braves and Parent each shall give prompt notice to the other of any change that is reasonably expected to have a Material Adverse Effect on such Party.

Section 4.5 Takeover Statute.

(a) If any Takeover Statute or any anti-takeover or other provision or restriction on ownership in the Organizational Documents of Yankees (including Article V of the Certificate of Incorporation of Yankees and Section 10.12 of the Yankees Bylaws) is or may become applicable to the Yankees Merger or the other transactions contemplated by this Agreement, each of Yankees and the Yankees Board, as applicable, shall grant such approvals and take such actions as are necessary or reasonably advisable so that the Yankees Merger and the other transactions contemplated by this Agreement may be consummated as promptly as possible on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of any such statute, regulation or restriction on such transactions.

(b) If any Takeover Statute or any anti-takeover provision in the Organizational Documents of Braves is or may become applicable to either the Yankees Merger, the Braves Merger or the other transactions contemplated by this Agreement, each of Braves and the Braves Board, as applicable, shall grant such approvals and take such actions as are necessary or reasonably advisable so that the Mergers and the other transactions contemplated by this Agreement may be consummated as promptly as possible on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of any such statute or regulation on such transactions.

Section 4.6 Access. Subject to applicable Law relating to the sharing of information, upon reasonable notice, and except as may otherwise be required by applicable Law, each of Yankees and Braves shall (and each shall cause its Subsidiaries to) afford to the other Party’s officers, employees, counsel, accountants, consultants and other authorized representatives (“Representatives”) reasonable access, during normal business hours throughout the period prior to the Yankees Effective Time, to its properties, books, contracts and records and, during such period, each shall (and shall cause its Subsidiaries to) furnish promptly to the other Party all information concerning its business, properties and personnel as may reasonably be requested; provided, that no investigation pursuant to this Section 4.6 shall affect or be deemed to modify any representation or warranty made by any Party; and provided, further, that the foregoing shall not require either Yankees or Braves (i) to permit any inspection, or to disclose any information, that in the reasonable judgment of the disclosing Party would result in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality if such disclosing Party shall have used reasonable best efforts to obtain the consent of such third party to such inspection or disclosure, (ii) to disclose any privileged information of itself or any of its Subsidiaries, (iii) in the case of Yankees, (A) to permit any inspection, or to disclose any information relating to any regulatory enforcement, investigations or inquiries conducted by Yankees or any of its Subsidiaries or any other regulatory activities conducted by Yankees or any of its Subsidiaries that the Chief Executive Officer of Yankees Regulation, Inc. determines, in his or her sole discretion, is confidential and inappropriate to disclose to Braves, or (B) to permit any inspection, or to disclose any information relating to any regulatory enforcement, investigations or inquiries conducted by Yankees Stock Exchange LLC or Yankees Arca, Inc. or any other regulatory activities that the Chief Executive Officer of Yankees Regulation, Inc. determines, in his or her sole discretion, is confidential and inappropriate to disclose to Braves, or (iv) in the case of Braves, (x) to permit any inspection, or to disclose any information relating to any regulatory enforcement, investigations or inquiries or any other regulatory activities conducted by Braves or any of its Subsidiaries, if Braves or any of its Subsidiaries determines, in its sole discretion, that such information is confidential and inappropriate to disclose to Yankees, or (y) to permit any inspection, or to disclose any information relating to any regulatory enforcement, investigations or inquiries conducted by Braves or any of its Subsidiaries, if Braves or any of its Subsidiaries determines, in its sole discretion, that such information is confidential and inappropriate to disclose to Yankees. All requests for information made pursuant to this Section 4.6 shall be directed to an executive officer of Yankees or Braves, as the case may be, or such Person as may be designated by either of their executive officers, as the case may be, with a copy to the General Counsel of such Party. All such information shall be governed by the terms of the Confidentiality Agreement.

Section 4.7 Exchange Listing. Parent and Braves shall each use its reasonable best efforts to cause the Parent Shares to be issued in the Braves Merger and the Parent Shares attributable to the stock portion of the

Yankees Merger Consideration to be issued pursuant to the Yankees Merger and the Parent Shares to be reserved for issuance upon exercise or settlement of options to be approved for listing on the New York Stock Exchange, subject to official notice of issuance, prior to the Closing Date.

Section 4.8 Publicity. The initial press release regarding this Agreement and the Mergers shall be a joint press release, and Yankees and Braves shall use their respective reasonable best efforts to develop a joint communications plan and each Party shall use reasonable best efforts to ensure that all press releases and other public statements with respect to the transactions contemplated hereby, to the extent they have not been previously issued or disclosed, shall be consistent with such joint communications plan. Unless otherwise required by applicable Law or by obligations pursuant to any listing agreement with or rules of any securities exchange, each Party shall consult with the other Party before issuing any press release or public statement with respect to the transactions contemplated by this Agreement and shall not issue any such press release or public statement prior to such consultation. In addition to the foregoing, except to the extent disclosed in or consistent with the Registration Statement, neither Yankees nor Braves shall issue any press release or otherwise make any public statement or disclosure concerning the other Party or the other Party’s business, financial condition or results of operations, to the extent not previously disclosed, without the consent of the other Party, which consent shall not be unreasonably withheld or delayed.

Section 4.9 Expenses. Subject to Section 6.5, whether or not the Merger is consummated, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such Expenses (including the registration and filing fees and the printing and mailing costs of the Registration Statement (it being understood that each of Yankees and Braves shall be responsible and bear the costs of printing and mailing the Proxy Statement/Prospectus to its respective stockholders)). As used in this Agreement, “Expenses” includes all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a Party and its Affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including the preparation, printing, filing and mailing of the Registration Statement and the solicitation of stockholder approvals and all other matters related to the transactions contemplated hereby and thereby.

Section 4.10 Indemnification; Directors’ and Officers’ Insurance. From and after the Effective Time, Parent shall (i) indemnify and hold harmless, and provide advancement of expenses to, all past and present directors, officers and employees of Yankees and its Subsidiaries (in all of their capacities) (A) to the same extent such persons are indemnified or have the right to advancement of expenses as of the date of this Agreement by Yankees pursuant to the Yankees Organizational Documents, Yankees Subsidiary Organizational Documents and indemnification agreements, if any, in existence on the date hereof with any directors, officers and employees of Yankees and its Subsidiaries and (B) without limitation to clause (A), to the fullest extent permitted by applicable law, in each case for acts or omissions occurring at or prior to the Yankees Effective Time (including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby), (ii) include and cause to be maintained in effect in the Surviving Company’s (or any successor’s) certificate of formation and limited liability company agreement after the Yankees Effective Time, provisions regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses which are, in the aggregate, no less advantageous to the intended beneficiaries than the corresponding provisions contained in the current Certificate of Incorporation and constitution of Yankees and (iii) cause to be maintained for a period of six years after the Yankees Effective Time the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by Yankees (provided that the Surviving Company (or any of its successors) may substitute therefor one or more policies of at least the same coverage and amounts containing terms and conditions which are, in the aggregate, no less advantageous to the insured) with respect to claims arising from facts or events that occurred on or before the Effective Time; provided, however, that the Surviving Company shall not be required to expend in any one year an amount in excess of 250% of the annual premiums (such amount, as applicable to Yankees, the “Maximum Insurance Amount”) currently paid by Yankees for such insurance; and provided, further, that if the annual premiums of such insurance coverage exceed such amount, the Surviving Company shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount. The Surviving Company may, in lieu of maintaining the insurance described in clause (iii) of this Section 4.10, purchase a six-year “tail” prepaid policy on terms and conditions no less advantageous to the insured than the current directors’ and officers’ liability insurance and fiduciary liability insurance maintained by Yankees; provided that the amount paid by the Surviving Company shall not exceed six times the applicable Maximum Insurance Amount. The obligations of the Surviving Company under this Section 4.10 shall not be terminated or modified in such a manner as to adversely affect any indemnities to whom this Section 4.10 applies without the consent of such affected indemnitee (it being expressly agreed that the indemnitees to whom this Section 4.10 applies shall be third-party beneficiaries of this Section 4.10).

Section 4.11 Section 16 Matters. Prior to the Effective Times, Parent, Braves and Yankees shall take all such steps as may be required to cause any dispositions of Braves Shares or Yankees Shares (including derivative securities with respect to Braves Shares or Yankees Shares) or acquisitions of Parent Shares (including derivative securities with respect to Parent Shares) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Braves and Parent or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 4.12 Employee Matters

(a) For the one-year period beginning at the Yankees Effective Time (the “Benefit Continuation Period”), Parent shall provide or cause to be provided to each individual who is employed as of the Yankees Effective Time by Yankees and its Subsidiaries and who remains employed by the Yankees Surviving Company and its Subsidiaries (such employees collectively, the “Affected Employees”) (i) base salary in an amount no less than the base salary provided to the Affected Employee immediately prior to the Yankees Effective Time, (ii) an annual bonus opportunity that is no less favorable than the annual bonus opportunity provided to the Affected Employee immediately prior to the Yankees Effective Time and (iii) other compensation and employee benefits that are no less favorable in the aggregate than those provided to the Affected Employee immediately prior to the Yankees Effective Time. Without limiting the generality of the foregoing, during the Benefit Continuation Period, Braves shall (x) provide or cause to be provided to each Affected Employee (A) who suffers a termination of employment by the Yankees Surviving Company or any of its Subsidiaries, severance benefits in amounts and on terms and conditions no less favorable in the aggregate to such Affected Employee than such Affected Employee would have received under the severance plans, programs, policies and arrangements applicable to such Affected Employee as of the date hereof and (B) defined contribution retirement plan benefits that are no less favorable than the defined contribution retirement plan benefits provided to Affected Employees on the date hereof, (y) maintain (or caused to be maintained) the same level of employer matching contributions as in effect on the date of this Agreement under the Company’s 401(k) investment savings plan and (z) maintain the Company’s Retirement Accumulation Plan employer contribution levels for existing participants. Notwithstanding the foregoing, the provisions of this Section 4.12(a) shall not apply with respect to Affected Employees whose employment is governed by a collective bargaining or similar agreement.

(b) With respect to any benefit plans in which any Affected Employees first become eligible to participate on or after the Yankees Effective Time, and in which such Affected Employees did not participate prior to the Yankees Effective Time (the “New Plans”), Parent shall, or shall cause its Subsidiaries (subject to applicable Law and applicable tax qualification requirements) to: (i) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Affected Employees and their eligible dependents under any New Plans in which such Affected Employees may be eligible to participate after the Yankees Effective Time, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous Benefit Plan; (ii) provide each Affected Employee and his or her eligible dependents with credit for any co-payments and deductibles paid prior to the Yankees Effective Time under a Benefit Plan (to the same extent that such credit was given under the analogous Benefit Plan prior to the

Yankees Effective Time) in satisfying any applicable deductible or out-of-pocket requirements under any New Plans in which such Affected Employee may be eligible to participate after the Yankees Effective Time for the same plan year; and (iii) recognize all service of the Affected Employees with Yankees and their respective Affiliates for all purposes in any New Plan in which such employees may be eligible to participate after the Yankees Effective Time, to the extent such service is taken into account under the applicable New Plan (to the extent recognized under the corresponding Benefit Plan); provided that the foregoing shall not apply for purposes of vesting or eligibility for any plans which are frozen to new participants, benefit accrual under any defined benefit pension plans or to the extent it would result in duplication of benefits.

(c) Subject to Section 4.12(a), no provision of this Section 4.12 shall be construed as a limitation on the right of Braves and their Subsidiaries to amend or terminate any specific Benefit Plan that Yankees would otherwise have under the terms of such Benefit Plan nor shall any provision of this Section 4.12 be construed to require the continuation of the employment of any particular Affected Employee. The provisions of this Section 4.12 are solely for the benefit of the Parties, and no current or former director, officer, employee or independent contractor nor any other person shall be a third-party beneficiary of this Section 4.12, and nothing herein shall be construed as an amendment to any Benefit Plan or other compensation or benefit plan or arrangement for any purpose.

(d) Yankees shall consult with Parent in good faith and in a reasonably timely manner in advance of any material communications with Affected Employees regarding the impact of the transactions contemplated under this Agreement on the Benefit Plans or the New Plans, as the case may be.

Section 4.13 Transaction Litigation. In the event that any litigation related to this Agreement, the Merger or the other transactions contemplated by this Agreement (“Transaction Litigation”) is brought, or, to the knowledge of Yankees or Braves, threatened in writing, against a Party and/or the members of the Party’s board of directors prior to the Effective Times, such Party against which the litigation has been brought or which has knowledge of such threat shall promptly notify the other Party of any such Transaction Litigation and shall keep the other Party reasonably informed with respect to the status thereof. Each Party shall give the other Party the opportunity to participate in the defense or settlement of any Transaction Litigation, but Yankees shall not settle, compromise, come to an arrangement regarding or agree to settle, compromise or come to an arrangement regarding any Transaction Litigation, without Braves’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed.

Section 4.14 Election to Parent Board; Governance. Braves and Parent shall take all action necessary to appoint to the Parent Board all of the directors of Braves immediately prior to the Braves Effective Time. Parent agrees to take all action necessary in order to cause four (4) individuals who are (a) directors of Yankees immediately prior to the Yankees Effective Time and (b) reasonably acceptable to Parent (which acceptability shall be confirmed by Parent in writing following the designation of such individuals in writing by Yankees) and any applicable Governmental Entities to be appointed as directors of the Parent Board effective immediately following the Yankees Effective Time.

Section 4.15 Affiliates. Prior to the date of the Yankees Stockholders Meeting, Braves shall deliver to Yankees a list of names and addresses of those Persons who are, in the opinion of Braves, as of the time of the Yankees Stockholders Meeting referred to in Section 4.3(a), “affiliates” of Yankees within the meaning of Rule 145 under the Securities Act. Yankees shall provide to Braves such information and documents as Braves shall reasonably request for purposes of preparing such list. There shall be added to such list the names and addresses of any other Person subsequently identified by either Braves or Yankees as a Person who may be deemed to be such an affiliate of Yankees; provided, however, that no such Person identified by Braves shall be on the final list of affiliates of Yankees if Braves shall receive from Yankees, on or before the date of the Yankees Stockholders Meeting, an opinion of counsel reasonably satisfactory to Braves to the effect that such Person is not such an affiliate. Braves shall thereafter deliver to Yankees a list of names of affiliates of Yankees who will be affiliates of Parent after the Braves Effective Time (“Ongoing Affiliates”). Yankees shall exercise its best efforts to deliver or cause to be delivered to Braves, prior to the date of the Yankees Stockholders Meeting, from each Ongoing Affiliate, a letter dated as of the Closing Date substantially in the form to be mutually agreed by the Parties (the “Affiliates Letter”). Braves shall not be required to maintain the effectiveness of the S-4 Registration Statement or any other registration statement under the Securities Act for the purposes of resale of Parent Shares by such Ongoing Affiliates received in the Yankees Merger and Braves may direct the Exchange Agent not to issue certificates representing Parent Shares received by any such Ongoing Affiliate until Braves has received from such Person an Affiliates Letter. Braves may issue certificates representing Braves Shares received by such Ongoing Affiliates bearing a customary legend regarding applicable Securities Act restrictions and the provisions of this Section 4.15.

Section 4.16 Credit Facility. Yankees shall use its reasonable best efforts to arrange a customary payoff letter and instrument of discharge to be delivered at Closing providing for the payoff and discharge of the Credit Agreement, dated as of June 15, 2012, between Yankees, the Subsidiary Borrowers party thereto, the Lenders party hereto, Citibank, N.A. as Administrative Agent, and the other financial institutions party thereto as agents, as amended (the “Credit Agreement”) subject to receipt from Parent or Braves of the full amount of funds indicated in such payoff letter and instrument of discharge as necessary to effectuate the repayment, discharge and termination of such facility.

ARTICLE V

CONDITIONS TO THE MERGERS

Section 5.1 Conditions to Each Party’s Obligation to Effect the Mergers. The respective obligations of Yankees, Braves, Parent, Braves Merger Sub and Yankees Merger Sub to effect the Mergers are subject to the satisfaction or waiver (to the extent permitted by Law) on or prior to the Closing Date of the following conditions:

(a) Stockholder Approval. Yankees shall have obtained the Yankees Requisite Vote and Braves shall have obtained the Braves Requisite Vote.

(b) No Injunctions or Restraints; Illegality. No Laws shall have been adopted or promulgated, and no temporary restraining order, preliminary or permanent injunction or other order, judgment, decision, opinion or decree issued by a court or other Governmental Entity of competent jurisdiction in the United States or the European Union shall be in effect, having the effect of making the Yankees Merger or the Braves Merger illegal or otherwise prohibiting consummation of either of the Mergers.

(c) Competition Matters. (i) The waiting period (and any extension thereof) applicable to the Mergers under the HSR Act shall have been terminated or shall have expired, (ii) if jurisdiction to examine the transactions contemplated by this Agreement is referred to the European Commission following a request made pursuant to Article 4(5) or Article 22 of the EU Merger Regulation, a decision shall have been adopted by the European Commission pursuant to the EU Merger Regulation declaring that such transactions are compatible with the internal market (either unconditionally or subject to the fulfillment of certain conditions or obligations) or compatibility will have been deemed under Article 10(6) of the EU Merger Regulation and (iii) any consents, authorizations, orders, approvals, declarations and filings required or advisable under any other applicable antitrust or competition law or regulation and identified in Schedule I will have been made or obtained (either unconditionally or subject to the fulfillment of certain conditions or obligations).

(d) Exchange Listing. The Parent Shares to be issued to the stockholders of Yankees and to the stockholders of Braves, in each case, pursuant to this Agreement and such other shares to be reserved for issuance in connection with the Mergers shall have been approved for listing on the New York Stock Exchange, subject to official notice of issuance.

(e) Effectiveness of the Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for that purpose shall be pending before the SEC.

(f) Regulatory Approvals. The consents, non-objections and other approvals set forth in Schedule IV shall have been obtained and are in full force and effect or any applicable waiting period thereunder shall have been terminated or shall have expired such that in accordance with applicable Law such consent, non-objection or approval is deemed to, or treated as having been, obtained and in full force and effect.

Section 5.2 Conditions to the Obligations of Braves and Merger Subs. The respective obligations of Braves, Parent, Braves Merger Sub, Parent and Yankees Merger Sub to effect the Mergers are subject to the satisfaction or waiver (to the extent permitted by Law) on or prior to the Closing Date of the following conditions:

(a) (i) the representations and warranties of Yankees set forth in Section 3.1(b) (Capitalization), Section 3.1(c) (Corporate Authority) and Section 3.1(h) (Absence of Certain Changes) shall be true and correct in all respects (other than de minimis failures to be true and correct) as of the date of this Agreement or the Execution Date, as applicable, and, in each case, as of the Closing Date, as if made as of such date (unless such representation or warranty expressly speaks as of an earlier date prior to the date of this Agreement, in which case as of such earlier date) and (ii) each of the other representations and warranties of Yankees set forth in this Agreement (reading such representations and warranties without regard to any materiality or Material Adverse Effect qualifications contained therein) shall be true and correct in all respects as of the date of this Agreement or the Execution Date, as applicable, and, in each case, as of the Closing Date, as if made as of such date (unless such representation or warranty expressly speaks as of an earlier date prior to the date of this Agreement, in which case as of such earlier date), except, in the case of this clause (ii), where the failure to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect on the Yankees Group;

(b) at or prior to the Closing Date, Yankees shall have performed in all material respects all covenants and agreements contained in this Agreement required to be performed or complied with by such Party; and

(c) Parent shall have received an opinion of Sullivan & Cromwell LLP, on the basis of representations and warranties set forth or referred to in such opinion, dated as of the Closing Date, to the effect that (i) each of the Mergers will qualify as a reorganization within the meaning of Section 368(a) of the Code, or (ii) in the event the Alternative Transaction is implemented, the Braves Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, such counsel shall be entitled to receive and rely upon representations of officers of Yankees, Braves, Parent, Braves Merger Sub and Yankees Merger Sub or others reasonably requested by such counsel.

Section 5.3 Conditions to the Obligations of Yankees. The obligations of Yankees to effect the Yankees Merger are subject to the satisfaction or waiver (to the extent permitted by Law) on or prior to the Closing Date of the following conditions:

(a) (i) the representations and warranties of Braves, Parent, Braves Merger Sub and Yankees Merger Sub set forth in Section 3.2(b) (Capitalization), Section 3.2(c) (Corporate Authority) and Section 3.2(h) (Absence of Certain Changes) shall be true and correct in all respects (other than de minimis failures to be true and correct) as of the date of this Agreement and, in each case, as of the Closing Date or the Execution Date, as applicable, as if made as of such date (unless such representation or warranty expressly speaks as of an earlier date prior to the date of this Agreement, in which case as of such earlier date) and (ii) each of the other representations and warranties of Braves set forth in this Agreement (reading such representations and warranties without regard to any materiality or Material Adverse Effect qualifications contained therein) shall be true and correct in all respects as of the date of this Agreement or the Execution Date, as applicable, and, in each case, as of the Closing Date, as if made as of such date (unless such representation or warranty expressly speaks as of an earlier date prior to the date of this Agreement, in which case as of such earlier date), except, in the case of this clause (ii), where the failure to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect on the Braves Group;

(b) at or prior to the Closing Date, Braves and Parent shall have performed in all material respects all covenants and agreements contained in this Agreement required to be performed or complied with by such Party; and

(c) Yankees shall have received an opinion of Wachtell, Lipton, Rosen & Katz, on the basis of representations and warranties set forth or referred to in such opinion, dated as of the Closing Date, to the effect that (i) the Yankees Merger will qualify a reorganization within the meaning of Section 368(a) of the Code, or (ii) in the event the Alternative Transaction is implemented, the Mergers, taken together, will qualify as a transaction described in Section 351 of the Code. In rendering such opinion, such counsel shall be entitled to receive and rely upon representations of officers of Yankees, Braves, Parent, Braves Merger Sub and Yankees Merger Sub or others reasonably requested by such counsel.

ARTICLE VI

TERMINATION

Section 6.1 Termination by Mutual Consent. This Agreement may be terminated by mutual written consent of Yankees and Braves at any time prior to the Yankees Effective Time.

Section 6.2 Termination by Yankees or Braves. This Agreement may be terminated by either Yankees or Braves at any time prior to the Yankees Effective Time:

(a) if the Effective Times shall not have occurred by December 31, 2013 (such date, as it may be extended pursuant to the proviso below, the “Termination Date”), whether such date is before or after the date of the receipt of the Yankees Requisite Vote; provided, however, that each of Yankees and Braves shall have the right, in its sole discretion, to extend the Termination Date to March 31, 2014 (which date shall then be the “Termination Date”), if the only conditions set forth in Article V that have not been satisfied (other than those conditions that Yankees and Braves have mutually agreed to waive, if and to the extent that such waiver is permitted by applicable Law) are the conditions set forth in Section 5.1(b), Section 5.1(c), Section 5.1(d) or Section 5.1(f); and provided, further, that neither (x) the right to extend the Termination Date nor (y) the right to terminate this Agreement pursuant to this Section 6.2(a) may be exercised by any Party whose failure or whose Subsidiary’s failure to perform any material covenant or obligation under this Agreement has been the cause of, or resulted in, the failure of any such closing condition to be satisfied on or before the Termination Date;

(b) if the Yankees Requisite Vote shall not have been obtained after a vote of the Yankees stockholders has been taken and completed at the Yankees Stockholders Meeting or at any adjournment or postponement thereof;

(c) if the Braves Requisite Vote shall not have been obtained after a vote of the Braves stockholders has been taken and completed at the Braves Stockholders Meeting or at any adjournment or postponement thereof; or

(d) if any Governmental Entity which must grant a regulatory approval required under Section 5.1(c) has denied such grant in writing and such denial has become final, binding and non-appealable (or if such denial is subject to appeal, it will be impossible to complete such appeal on or prior to the Termination Date), or any order permanently restraining, enjoining or otherwise prohibiting consummation of the Yankees Merger or the Braves Merger shall become final and non-appealable (or if such order is subject to appeal, it will be impossible to complete such appeal on or prior to the Termination Date); provided that the Party seeking to terminate this Agreement pursuant to this Section 6.2(d) shall have used its reasonable best efforts to (x) prevent the denial of such grant and/or (y) prevent the entry of and to remove such order, as applicable.

Section 6.3 Termination by Yankees. This Agreement may be terminated by Yankees at any time prior to the Braves Effective Time:

(a) if the Braves Board shall have effected a (i) Change in Braves Recommendation (other than a Braves Intervening Event Change of Recommendation) or (ii) Braves Intervening Event Change of Recommendation;

(b) if there shall have been a breach of any of the representations and warranties set forth in this Agreement on the part of Braves, Parent, Braves Merger Sub or Yankees Merger Sub, which breach would result in the failure of the condition set forth in Section 5.3(a); provided that Yankees shall have the right to terminate this Agreement pursuant to this Section 6.3(b) only if the failure of such representations and warranties to be true (i) is not curable or (ii) if curable, is not cured prior to the earlier of (A) the Business Day prior to the Termination Date or (B) the date that is 60 days after the date that written notice thereof is given by Yankees to Braves; or

(c) if Braves or Parent shall have failed to perform in any material respect any of its covenants or agreements contained in this Agreement, which failure to perform would result in the failure of the condition set forth in Section 5.3(b), and such breach (i) is not curable or (ii) if curable, is not cured prior to the earlier of (A) the Business Day prior to the Termination Date or (B) the date that is 60 days after the date that written notice thereof is given by Yankees to Braves.

Section 6.4 Termination by Braves. This Agreement may be terminated by Braves at any time prior to the Yankees Effective Time:

(a) if the Yankees Board shall have effected a (i) Change in Yankees Recommendation (other than a Yankees Intervening Event Change in Recommendation) or (ii) Yankees Intervening Event Change in Recommendation;

(b) if there shall have been a breach of any of the representations and warranties set forth in this Agreement on the part of Yankees, which breach would result in the failure of the condition set forth in Section 5.2(a); provided that Braves shall have the right to terminate this Agreement pursuant to this Section 6.4(b) only if the failure of such representations and warranties to be true (i) is not curable or (ii) if curable, is not cured prior to the earlier of (A) the Business Day prior to the Termination Date or (B) the date that is 60 days after the date that written notice thereof is given by Braves to Yankees; or

(c) if Yankees shall have failed to perform in any material respect any of its covenants or agreements contained in this Agreement, which failure to perform would result in the failure of the condition set forth in Section 5.2(b), and such breach (i) is not curable or (ii) if curable, is not cured prior to the earlier of (A) the Business Day prior to the Termination Date or (B) the date that is 60 days after the date that written notice thereof is given by Braves to Yankees.

Section 6.5 Effect of Termination and Abandonment.

(a) Effect of Termination and Abandonment. In the event of termination of this Agreement pursuant Article VI, this Agreement (other than as set forth in Section 7.1) shall become void and of no effect with no liability on the part of any Party (or of any of its directors, officers, employees, agents, legal and financial advisors or other representatives). Notwithstanding the immediately preceding sentence and, subject to the liability limitations set forth in this Section 6.5, no such termination shall relieve any Party of any liability or damages resulting from any fraud or willful and material breach of this Agreement (which the Parties acknowledge and agree that in assessing any damages arising out of such a breach a court may take into account, and each Party shall be entitled to seek on behalf of its stockholders as a group as if such stockholders had been able to bring an action in their own behalf, damages to such stockholders). The Parties shall cooperate with each other in connection with the withdrawal of any applications to or termination of proceedings before any Governmental Entity in connection with the transactions contemplated by this Agreement.

(b) Termination Fee Payable by Yankees.

(i) In the event that (A) an Acquisition Proposal for Yankees shall have been publicly announced or made publicly known or otherwise communicated or made known to management of Yankees or the Yankees Board (or any third party shall have publicly announced, communicated or made known a bona fide intention, whether or not conditional, to make a proposal with respect to an Acquisition Proposal) at any time after the date of this Agreement and prior to the date of the Yankees Stockholders Meeting and (B) this Agreement is terminated by (1) Braves pursuant to either Section 6.4(a)(i) or Section 6.4(c) or (2) either Yankees or Braves pursuant to Section 6.2(b) (and, at the time of such termination pursuant to Section 6.2(b), Braves had a right to terminate this Agreement pursuant to Section 6.4(a)(i)), then Yankees shall, no later than simultaneously with such termination, pay or cause to be paid to Braves an amount equal to $300,000,000 (the “Yankees Termination Payment”) by wire transfer of same day funds.

(ii) In the event that (A) an Acquisition Proposal for Yankees shall have been publicly announced or made publicly known at any time after the date of this Agreement and prior to the date of the Yankees Stockholders Meeting, (B) thereafter, this Agreement is terminated by either Yankees or Braves pursuant to Section 6.2(b), and (C) within nine (9) months of such termination pursuant to Section 6.2(b), Yankees or any of its Subsidiaries executes any Alternative Acquisition Agreement with respect to, or consummates, or approves or recommends to the Yankees stockholders to accept, any Acquisition Proposal for Yankees (it being understood that, for purposes of this clause (C), the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 4.2(a) except that each reference to “15% or more” in the definition of “Acquisition Proposal” and “Major Subsidiary” shall be deemed to be a reference to “50% or more” and shall also be deemed to include any sale or other disposition of LIFFE Administration and Management), then Yankees shall, prior to the completion of such acquisition or transaction (or, if earlier, the entry into such Contract), pay or cause to be paid to Braves the Yankees Termination Payment, by wire transfer of same day funds (which fee shall be payable within two (2) Business Days after written notice of such termination). The Yankees Termination Payment shall be reduced by the amount of any fee previously paid or payable by Yankees pursuant to Section 6.5(b)(iv).

(iii) If this Agreement is terminated by Braves pursuant to Section 6.4(a)(ii), Yankees shall, no later than simultaneously with such termination, pay or cause to be paid to Braves an amount equal to $450,000,000 (the “Yankees Intervening Event Termination Payment”) by wire transfer of same day funds.

(iv) Other than terminations pursuant to which Section 6.5(b)(i), Section 6.5(b)(ii) or Section 6.5(b)(iii) is applicable, if this Agreement is terminated pursuant to Section 6.2(b), then Yankees shall pay or cause to be paid to Braves an amount equal to $100,000,000 by wire transfer of same day funds (which fee shall be payable within two (2) Business Days after written notice of such termination).

(c) Termination Fee Payable by Braves.

(i) In the event that (A) an Acquisition Proposal for Braves shall have been publicly announced or made publicly known or otherwise communicated or made known to management of Braves or the Braves Board (or any third party shall have publicly announced, communicated or made known a bona fide intention, whether or not conditional, to make a proposal with respect to an Acquisition Proposal) at any time after the date of this Agreement and prior to the date of the Braves Stockholders Meeting and (B) this Agreement is terminated by (1) Yankees pursuant to either Section 6.3(a)(i) or Section 6.3(c) or (2) either Yankees or Braves pursuant to Section 6.2(c) (and, at the time of such termination pursuant to Section 6.2(c) Yankees had a right to terminate this Agreement pursuant to Section 6.3(a)(i)), then, except where Braves would be required to pay the Regulatory Reverse Termination Fee pursuant to Section 6.5(c)(iii), Braves shall, no later than simultaneously with such termination, pay or cause to be paid to Yankees, an amount equal to $300,000,000 (the “Braves Termination Payment”) by wire transfer of same day funds.

(ii) In the event that (A) an Acquisition Proposal for Braves shall have been publicly announced or made publicly known at any time after the date of this Agreement and prior to the date of the Braves Stockholders Meeting, (B) thereafter, this Agreement is terminated by either Yankees or Braves pursuant to Section 6.2(c) and (C) within nine (9) months of such termination pursuant to Section 6.2(c) Braves or any of its Subsidiaries executes any Alternative Acquisition Agreement with respect to, or consummates, or approves or recommends to the Braves stockholders to accept, any Acquisition Proposal for Braves (it being understood that, for purposes of this clause (C), the term “Acquisition Proposal” shall have the meaning assigned to such term in

Section 4.2(a) except that each reference to “15% or more” in the definition of “Acquisition Proposal” and “Major Subsidiary” shall be deemed to be a reference to “50% or more”), then, except where Braves was required to pay the Regulatory Reverse Termination Fee pursuant to Section 6.5(c)(iii), Braves shall, prior to the completion of such acquisition or transaction (or, if earlier, the entry into such Contract), pay or cause to be paid, to Yankees, the Braves Termination Payment, by wire transfer of same day funds (which fee shall be payable within two (2) Business Days after written notice of such termination). The Braves Termination Payment shall be reduced by the amount of any fee previously paid or payable by Braves pursuant to Section 6.5(c)(v).

(iii) If (A)(1)(x) this Agreement is terminated pursuant to Section 6.2(a) or Section 6.2(d) or (y) at the time this Agreement is terminated pursuant to any other Section, Yankees had a right to terminate this Agreement pursuant to Section 6.2(a) or Section 6.2(d) and (2) at the time of such termination, one or more of the conditions in Section 5.1(b), Section 5.1(c) or Section 5.1(f) has not been satisfied, or (B) this Agreement is terminated pursuant to Section 6.3(c) due to the willful and material breach of this Agreement and such breach is the primary cause that one or more of the conditions in Section 5.1(b), Section 5.1(c) or Section 5.1(f) is impossible to satisfy on or prior to the Termination Date, then Braves shall pay or cause to be paid to Yankees an amount equal to $750,000,000 (the “Regulatory Reverse Termination Fee”) by wire transfer of same day funds within two (2) Business Days of the date of such termination.

(iv) If this Agreement is terminated by Yankees pursuant Section 6.3(a)(ii), Braves shall, no later than simultaneously with such termination, pay or cause to be paid to Yankees an amount equal to $450,000,000 (the “Braves Intervening Event Termination Payment”) by wire transfer of same day funds.

(v) Other than terminations pursuant to which Section 6.5(c)(i), Section 6.5(c)(ii), Section 6.5(c)(iii) or Section 6.5(c)(iv) is applicable, if this Agreement is terminated pursuant to Section 6.2(c), then Braves shall pay or cause to be paid to Yankees an amount equal to $100,000,000 by wire transfer of same day funds (which fee shall be payable within two (2) Business Days after written notice of such termination).

(d) Limitations on Remedies.

(i) Notwithstanding any provision in this Agreement to the contrary, in determining the remedies available to the Parties under this Agreement, the following provisions shall apply:

(A) In the event that (1) the Yankees Termination Payment, Yankees Intervening Event Termination Payment or the fee provided for under Section 6.5(b)(iv), as the case may be, becomes payable or (2) the Regulatory Reverse Termination Fee, Braves Termination Payment, Braves Intervening Event Termination Payment or the fee provided for in Section 6.5(c)(v), as the case may be, becomes payable, and in each such case, such payment is not made within 30 days of the date it becomes due pursuant to Section 6.5(b) or Section 6.5(c), as applicable, then Section 6.5(d)(iii) shall not be applicable to any claim brought for breach of this Agreement.

(B) In the event that (1) the Yankees Termination Payment, Yankees Intervening Event Termination Payment or the fee provided for under Section 6.5(b)(iv), as the case may be, has been paid or (2) the Regulatory Reverse Termination Fee, Braves Termination Payment, Braves Intervening Event Termination Payment or the fee provided for in Section 6.5(c)(v), as the case may be, has been paid, and in each such case, such payment was made within 30 days of the date it became due pursuant to Section 6.5(b) or Section 6.5(c), as applicable, then Section 6.5(d)(iii) shall apply.

(C) Notwithstanding Sections 6.5(d)(i)(A) or (B), if Braves brings an action to recover damages from Yankees for breach of this Agreement, or Yankees brings an action to recover damages from Braves for breach of this Agreement, then the Party not bringing such action, shall be entitled to bring an action; provided, however, the ability of each Party to recover under any claim for breach of this Agreement shall be limited pursuant to Section 6.5(d)(iii).

(ii) For the avoidance of doubt, it being understood that (i) in no event shall Yankees be required to pay both the Yankees Termination Payment and the Yankees Intervening Event Termination Payment or to pay the Yankees Termination Payment or the Yankees Intervening Event Termination Payment, as the case may be, on more than one occasion and (ii) in no event shall Braves be required to pay more than one of the Braves Termination Payment, the Regulatory Reverse Termination Fee or the Braves Intervening Event Termination Payment or to pay the Braves Termination Payment, the Regulatory Reverse Termination Fee or the Braves Intervening Event Termination Payment, as the case may be, on more than one occasion. Each of Yankees and Braves acknowledges that the agreements contained in this Section 6.5 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Parties would not enter into this Agreement; accordingly, if either Party fails to promptly pay or cause to be paid the amount due pursuant to this Section 6.5, and, in order to obtain such payment, the other Party commences a suit that results in a judgment against such Party for the payment set forth in this Section 6.5 or any portion of such payment, such Party shall pay the other Party its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of the payment at the prime rate of Citibank, N.A., in effect on the date such payment was required to be paid, from the date on which such payment was required through the date of actual payment.

(iii) Except as expressly provided in Section 6.5(d)(i)(A), Braves’ aggregate liability for breaches of this Agreement (including for willful breaches) and the Regulatory Reverse Termination Fee, Braves Termination Payment, Braves Intervening Event Termination Payment and the fee provided for in Section 6.5(c)(v) shall not exceed under any circumstances $750,000,000 in the aggregate. Except as expressly provided in Section 6.5(d)(i)(A), Yankees’s aggregate liability for breaches of this Agreement and the Yankees Termination Payment, Yankees Intervening Event Termination Payment or the fee provided for under Section 6.5(b)(iv) shall not exceed under any circumstances $750,000,000 in the aggregate.

ARTICLE VII

MISCELLANEOUS AND GENERAL

Section 7.1 Survival. This Article VII and the agreements of Yankees, Braves and Parent contained in Section 4.7 (Exchange Listing) and Section 4.10 (Indemnification; Directors’ and Officers’ Insurance) shall survive the consummation of the Merger. This Article VII, the agreements of Yankees, Braves and Parent contained in Section 4.9 (Expenses), Section 6.5 (Effect of Termination and Abandonment) and the Confidentiality Agreement shall survive the termination of this Agreement. No other representations, warranties, covenants and agreements in this Agreement shall survive the consummation of the Mergers or the termination of this Agreement.

Section 7.2 Modification or Amendment. Subject to the provisions of applicable Law, and except as otherwise provided in this Agreement, this Agreement may be amended, modified or supplemented only by a written instrument executed and delivered by all the Parties, whether before or after approval of the matters presented in connection with the Yankees Merger and/or Braves Merger (as the case may be) by Yankees stockholders, Braves stockholders, sole stockholder of Braves Merger Sub or the sole member of Yankees Merger Sub; provided that, after any such approval, no amendment shall be made for which applicable Law or the rules of any relevant stock exchange requires further approval by such stockholders or member without such further approval.

Section 7.3 Waiver of Conditions.

(a) The conditions to each of the Parties’ obligations to consummate the Merger are for the sole benefit of such Party and may be waived by such Party in whole or in part to the extent permitted by applicable Law.

(b) If either Yankees, Braves or Parent requests a waiver of the conditions described in Article V, the timing of any such waiver shall be subject to mutual agreement of Yankees, Braves and Parent.

Section 7.4 Counterparts. This Agreement may be executed in any number of separate counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

Section 7.5 Governing Law and Venue; Waiver of Jury Trial.

(a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN, AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF, THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF TO THE EXTENT THAT SUCH PRINCIPAL WOULD DIRECT A MATTER TO ANOTHER JURISDICTION.

(b) The Parties hereby irrevocably submit to the personal jurisdiction of the courts of the State of Delaware and the Federal courts of the United States of America located in the State of Delaware solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement of this Agreement or if any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims relating to such action, proceeding or transactions shall be heard and determined in such a Delaware State or Federal court. The Parties hereby consent to and grant any such court jurisdiction over the person of such parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 7.7 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.5(c).

Section 7.6 Disclosure Letters. Any disclosure contained in the Yankees Disclosure Letter or the Braves Disclosure Letter shall apply to any other section or subsection of such disclosure letter, where the applicability of such disclosure is reasonably apparent. The mere inclusion of any item in a disclosure letter as an exception to a representation or warranty of Yankees or Braves in this Agreement shall not be deemed to be an admission that such item is a material exception, fact, event or circumstance, or that such item, individually or in the aggregate, has had or is reasonably expected to have, a Material Adverse Effect on the Yankees Group or the Braves Group, as applicable, or trigger any other materiality qualification.

Section 7.7 Notices. Any notice, request, instruction or other document to be given hereunder by any Party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid or by prepaid overnight courier (providing written proof of delivery), or by confirmed facsimile transmission, addressed as follows:

(a)	If to Yankees, to:

NYSE Euronext
11 Wall Street
New York, New York 10005
United States of America
Attention:	John K. Halvey
General Counsel and Group Executive Vice President
Telephone:	+1(212) 656-3000
Facsimile:	+1(212) 656-5848
Email:	jhalvey@nyx.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
United States of America
Attention:	David C. Karp
Karessa L. Cain
Telephone:	+1(212) 403-1000
Facsimile:	+1(212) 403-2000
Email:	dckarp@wlrk.com
klcain@wlrk.com

(b)	If to Braves, Parent or the Merger Subs, to:

IntercontinentalExchange, Inc.
2100 RiverEdge Parkway, Suite 500
Atlanta, Georgia 30328
United States of America
Attention:	Johnathan H. Short
Senior Vice President, General Counsel and Corporate Secretary
Telephone:	+1 (770) 527-4000
Facsimile:	+1 (770) 937-0020
Email:	johnathan.short@theice.com

with a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
United States of America
Attention:	John Evangelakos
Audra D. Cohen
Telephone:	+1 (212) 558-4000
Facsimile:	+1 (212) 558-3588
Email:	evangelakosj@sullcrom.com cohena@sullcrom.com

or to such other persons or addresses as may be designated in writing by the Party to receive such notice as provided above.

Section 7.8 Entire Agreement. This Agreement (including any exhibits hereto), the Yankees Disclosure Letter, the Braves Disclosure Letter and the Confidentiality Agreement, dated October 5, 2012, between Yankees and Braves (the “Confidentiality Agreement”), constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the Parties, with respect to the subject matter hereof.

Section 7.9 No Third-Party Beneficiaries. Except (a) as provided in Section 4.10 (Indemnification; Directors’ and Officers’ Insurance) and (b) the right of each Party to pursue damages, subject to the provisions and limitations in Section 6.5, and specific performance, on behalf of its stockholders, in the event of the other Party’s material breach of this Agreement or fraud, which right is hereby acknowledged and agreed, this Agreement is not intended to, and does not, confer any rights or remedies hereunder upon any Person other than the Parties who are signatories hereto. For the avoidance of doubt, the rights granted pursuant to the foregoing clause (b) shall be enforceable only by Yankees or Braves, as applicable, in its sole and absolute discretion, on behalf of its respective stockholders. The Parties further agree that the rights of third-party beneficiaries under Section 4.10 shall not arise unless and until each of the Effective Times occur, as applicable.

Section 7.10 Obligations of Yankees and Braves. Whenever this Agreement requires a Subsidiary of Yankees and Braves to take any action, such requirement shall be deemed to include an undertaking on the part of Yankees or Braves, as appropriate, to cause such Subsidiary to take such action.

Section 7.11 Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including penalties and interest) incurred in connection with the Mergers shall be paid by the Party upon which such Taxes are imposed; provided that any transfer taxes with respect to interests in real property owned, directly or indirectly, by Yankees or Braves or any of their respective Subsidiaries shall be borne by Parent and expressly shall not be a liability of the stockholders of Yankees or Braves, as the case may be.

Section 7.12 Definitions. Each of the terms set forth in Annex III is defined on the page of this Agreement set forth opposite such term.

Section 7.13 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability or the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 7.14 Interpretation; Construction.

(a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to an Article, Section, Schedule, Exhibit or Annex, such reference shall be to an Article of, a Section of, a Schedule to, an Exhibit to or Annex to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The term “knowledge of Yankees” shall be deemed to mean the knowledge of any individual set forth on Schedule II after reasonable inquiry. The term “knowledge of Braves” shall be deemed to mean the knowledge of any individual set forth on Schedule III after reasonable inquiry.

(b) Unless otherwise specified in this Agreement, all references to currency, monetary values and dollars set forth herein shall mean United States (U.S.) dollars, “$” refers to United States dollars and all payments hereunder shall be made in United States dollars by wire transfer in immediately available funds to such account as shall have been specified in writing by the recipient thereof.

(c) The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

(d) (i) All references in this Agreement to “the date hereof” or the “the date of this Agreement” shall refer to the Original Execution Date, (ii) the date on which the representations and warranties set forth in Article III are made by Braves, Yankees or Yankees Merger Sub shall not change as a result of the execution of this Agreement and shall be made as of such dates as they were in the Original Merger Agreement and (iii) each reference to “this Agreement” or “herein” in the representations and warranties set forth in Article III insofar as they pertain to Braves, Yankees or Yankees Merger Sub shall refer to “the Original Merger Agreement”, in each of cases (i), (ii) and (ii), unless expressly indicated otherwise in this Agreement.

Section 7.15 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by any of the Parties without the prior written consent of the other Parties. Any attempted or purported assignment in violation of the preceding sentence shall be null and void and of no effect whatsoever. Subject to the preceding two sentences, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

Section 7.16 Specific Performance. The Parties acknowledge and agree, subject to Section 6.5, that each of the Parties would be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached and that any non-performance or breach of this Agreement by any Party could not be adequately compensated by monetary damages alone and that the Parties would not have any adequate remedy at law. Accordingly, subject to Section 6.5, the Parties shall be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages) to seek and obtain (a) enforcement of any provision of this Agreement (other than Section 4.4 by Yankees) by a decree or order of specific performance and (b) a temporary, preliminary and/or permanent injunction to prevent breaches or threatened breaches of any provisions of this Agreement (other than Section 4.4 by Yankees) without posting any bond or undertaking. The Parties hereto further agree that they shall not object to the granting of injunctive or other equitable relief on the basis that there exists adequate remedy at law.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the Parties as of the date first written above.

NYSE EURONEXT

By:	/s/ Duncan Niederauer
	Name:	Duncan Niederauer
	Title:	Chief Executive Officer

INTERCONTINENTALEXCHANGE, INC.

By:	/s/ Scott A. Hill
	Name:	Scott A. Hill
	Title:	Senior Vice President and Chief Financial Officer

INTERCONTINENTALEXCHANGE GROUP, INC.

By:	/s/ Scott A. Hill
	Name:	Scott A. Hill
	Title:	Vice President

BRAVES MERGER SUB, INC.

By:	/s/ Scott A. Hill
	Name:	Scott A. Hill
	Title:	Vice President

BASEBALL MERGER SUB, LLC

By:	/s/ Scott A. Hill
	Name:	Scott A. Hill
	Title:	Vice President of the Sole Member

[Signature Page to Amended and Restated Agreement and Plan of Merger]

ANNEX III

DEFINED TERMS

Defined Term	Section
Acquisition Proposal	Section 4.2(a)
Affected Employees	Section 4.12(a)
Affiliate	Section 3.1(c)
Affiliates Letter	Section 4.15
AFM	Schedule IV
Agreement	Preamble
Aggregate Cash Consideration	Section 1.7
Alternative Acquisition Agreement	Section 4.2(a)
Alternative Transaction	Section 2.2(b)
Bankruptcy and Equity Exception	Section 3.1(c)
Belgian Law of August 2, 2002	Schedule IV
Benefit Continuation Period	Section 4.12(a)
Benefit Plans	Section 3.1(k)(i)
Braves	Preamble
Braves Benefit Plans	Section 3.2(k)(i)
Braves Board	Recitals
Braves Book-Entry Interest	Section 1.6(d)
Braves Certificate of Merger	Section 1.3(a)(i)
Braves Change in Recommendation Notice	Section 4.2(e)
Braves Disclosure Letter	Section 3.2
Braves Effective Time	Section 1.3(b)(i)
Braves Exchange Fund	Section 2.1(a)
Braves Financial Statements	Section 3.2(g)(ii)
Braves Group	Section 3.1(a)
Braves Intellectual Property	Section 3.2(n)(i)
Braves Intervening Event Change of Recommendation	Section 4.2(d)
Braves Intervening Event Termination Payment	Section 6.5(c)(iv)
Braves Merger	1.1(a)
Braves Merger-Related Proposals	Section 3.2(c)(i)
Braves Merger Sub	Recitals
Braves Merger Sub Board	Recitals
Braves Performance Stock Award	Section 1.10(c)
Braves Preferred Stock	Section 3.2(b)
Braves Recommendation	Section 3.2(c)(i)
Braves Reports	Section 3.2
Braves Requisite Vote	Section 3.2(c)
Braves Share	Section 1.6(b)
Braves Stock Option	Section 1.10(a)
Braves Stock Plans	Section 1.10(a)
Braves Stock-Based Award	Section 1.10(b)
Braves Stockholders Meeting	Section 4.3(b)
Braves Surviving Corporation	Section 1.1(a)
Braves Termination Payment	Section 6.5(c)(i)
Braves Transmittal Letter	Section 2.1(d)(i)
Business Day	Section 1.2
Cash Election	Section 2.1(b)(i)
Cash Oversubscription Amount	Section 1.7

Annex III-1

Defined Term	Section
Change in Braves Recommendation	Section 4.2(d)
Change in Yankees Recommendation	Section 4.2(d)
Closing	Section 1.2
Closing Date	Section 1.2
CMVM	Schedule IV
Code	Recitals
Competition Approvals	Section 3.1(f)
Confidentiality Agreement	Section 7.8
Contract	Section 3.1(e)
Credit Agreement	Section 4.16
Default Cash Election Amount	Section 1.7
Default Stock Election Amount	Section 1.7
DLLCA	Section 1.1(b)
DGCL	Section 1.1(a)
Dissenting Shares	Section 1.11(a)
EDGAR	Section 3.1
Effective Times	Section 1.3(b)(ii)
Election	Section 2.1(b)
Election Deadline	Section 1.7
Election Forms	Section 3.1(l)(ii)
Equity Exchange Factor	Section 1.9(b)
EU Merger Regulation	Section 3.1(f)
Euronext Lisbon	Schedule IV
Exchange Act	Section 3.1(g)(iii)
Exchange Agent	Section 2.1(a)
Execution Date	Preamble
Expenses	Section 4.9
FCPA	Section 3.1(i)(ii)
FSA	Schedule IV
FSMA	Schedule IV
GAAP	Section 3.1(g)(ii)
Governmental Entity	Section 1.7
HSR Act	Section 3.1(f)
Intellectual Property	Section 3.1(o)(i)
IRS	Section 3.1(l)(ii)
IT Assets	Section 3.1(o)(v)
knowledge of Braves	Section 7.14(a)
knowledge of Yankees	Section 7.14(a)
Law	Section 3.1(i)(i)
Laws	Section 3.1(i)(i)
Lien	Section 3.1(b)
Major Subsidiary	Section 4.2(a)
Material Adverse Effect	Section 3.1(a)
Material Contract	Section 3.1(n)
Maximum Insurance Amount	Section 4.10
Mergers	Section 1.1(b)
Merger Subs	Preamble
New Plans	Section 4.12(b)
New York Stock Exchange	Section 2.1(f)(ii)
Number of Cash Elections	Section 1.7
Number of Standard Elections	Section 1.7

Annex III-2

Defined Term	Section
Number of Stock Elections	Section 1.7
Ongoing Affiliates	Section 4.15
Organizational Documents	Section 3.1(e)
Original Execution Date	Preamble
Original Merger Agreement	Preamble
Parent	Preamble
Parent Board	Recitals
Parent Bylaws	Section 1.4(a)
Parent Certificate of Incorporation	Section 1.4(a)
Parent Exchange Ratio	Section 1.7(a)(i)(A)
Parent Performance Stock Award	Section 1.9(c)
Parent Share	Section 1.7(a)(i)(A)
Parent Share Price	Section 1.7
Parent Stock-Based Award	Section 1.9(b)
Parent Stock Option	Section 1.9(a)
Parties	Preamble
Party	Preamble
Permits	Section 3.1(i)(i)
Person	Section 2.1(c)
Proxy Statement/Prospectus	Section 4.4(b)
Registration Statement	Section 4.4(b)
Regulatory Reverse Termination Fee	Section 6.5(c)(iii)
Representatives	Section 4.6
SEC	Section 3.1
Securities Act	Section 4.4(b)
Standard Cash Amount	Section 1.7(a)(i)(A)
Standard Election	Section 2.1(b)(i)
Stock Election	Section 2.1(b)(i)
Stock Oversubscription Amount	Section 1.7
Strikes	Section 3.1(m)
Subsidiary	Section 3.1(a)
Superior Proposal	Section 4.2(h)
Takeover Statute	Section 3.1(d)
Tax	Section 3.1(l)(iv)
Tax Authority	Section 3.1(l)(iv)
Tax Return	Section 3.1(l)(iv)
Taxes	Section 3.1(l)(iv)
Termination Date	Section 6.2(a)
Transaction Litigation	Section 4.13
UK Bribery Act	Section 3.1(i)(ii)
Unprorated Aggregate Cash Consideration	Section 1.7
Yankees	Preamble
Yankees Board	Recitals
Yankees Book-Entry Interests	Section 1.7(b)
Yankees Certificate of Merger	Section 1.3(a)(ii)
Yankees Change in Recommendation Notice	Section 4.2(e)
Yankees Disclosure Letter	Section 3.1
Yankees Effective Time	Section 1.3(b)(ii)
Exchange Fund	Section 2.1(a)
Yankees Financial Statements	Section 3.1(g)(ii)
Yankees Group	Section 3.1(a)

Annex III-3

Defined Term	Section
Yankees Intellectual Property	Section 3.1(o)(ii)
Yankees Intervening Event Change in Recommendation	Section 4.2(d)
Yankees Intervening Event Termination Payment	Section 6.5(b)(iii)
Yankees Merger	Section 1.1(b)
Yankees Merger Consideration	Section 1.7
Yankees Merger Sub	Preamble
Yankees Performance Stock Award	Section 1.9(c)
Yankees Preferred Stock	Section 3.1(b)
Yankees Recommendation	Section 3.1(c)
Yankees Reports	Section 3.1
Yankees Requisite Vote	Section 3.1(c)
Yankees Share	Section 1.7(a)(i)
Yankees Stock Option	Section 1.9(a)
Yankees Stock Plans	Section 1.9(a)
Yankees Stock-Based Award	Section 1.9(b)
Yankees Stockholders Meeting	Section 4.3(a)
Yankees Surviving Company	Section 1.1(b)
Yankees Termination Payment	Section 6.5(b)(i)
Transmittal Letter	Section 2.1(b)(iii)

Annex III-4

Appendix B—Form of IntercontinentalExchange Group, Inc.

Amended and Restated Certificate of Incorporation

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF INTERCONTINENTALEXCHANGE GROUP, INC.

(ORIGINALLY INCORPORATED ON MARCH 6, 2013 UNDER THE SAME NAME)

(Pursuant to Sections 242 and 245 of the Delaware General Corporation Law)

ARTICLE I

Name of Corporation

The name of the Corporation is IntercontinentalExchange Group, Inc.

ARTICLE II

Registered Office

The address of the Corporation’s registered office in the State of Delaware, County of New Castle, is 1209 Orange Street, Wilmington, Delaware 19801. The name of its registered agent at such address is: The Corporation Trust Company.

ARTICLE III

Purpose

The nature or purposes to be conducted or promoted by the Corporation are to engage in any lawful act or activity for which Corporations may be organized under the Delaware General Corporation Law.

ARTICLE IV

Stock

A. Classes and Series of Stock. The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares of stock that the Corporation is authorized to issue is six hundred million (600,000,000) shares, consisting of:

1. five hundred million (500,000,000) shares of Common Stock, par value $0.01 per share, which shares shall be designated as “Common Stock” (the “Common Stock”); and

2. one hundred million (100,000,000) shares of Preferred Stock, par value $0.01 per share, which shares shall be designated as “Preferred Stock” (the “Preferred Stock”).

B. Preferred Stock. Shares of Preferred Stock may be issued in one or more series from time to time by the Board of Directors, and the Board of Directors is expressly authorized, to the fullest extent permitted by law, to fix by resolution or resolutions the designations and the powers, preferences and rights, and the qualifications, limitations and restrictions thereof, of the shares of each series of Preferred Stock, including without limitation the following:

1. the distinctive serial designation of such series, which shall distinguish it from other series;

2. the number of shares included in such series;

3. whether dividends shall be payable to the holders of the shares of such series and, if so, the basis on which such holders shall be entitled to receive dividends (which may include, without limitation, a right to receive such dividends or distributions as may be declared on the shares of such series by the Board of Directors of the Corporation, a right to receive such dividends or distributions, or any portion or multiple thereof, as may be declared on the Common Stock or any other class of stock or, in addition to or in lieu of any other right to receive dividends, a right to receive dividends at a particular rate or at a rate determined by a particular method, in which case such rate or method of determining such rate may be set forth), the form of such dividends, any conditions on which such dividends shall be payable and the date or dates, if any, on which such dividends shall be payable;

4. whether dividends on the shares of such series shall be cumulative and, in the case of shares of any series having cumulative dividend rights, the date or dates or method of determining the date or dates from which dividends on the shares of such series shall be cumulative;

5. the amount or amounts that shall be payable out of the assets of the Corporation to the holders of the shares of such series upon voluntary or involuntary liquidation, dissolution or winding up of the Corporation, and the relative rights of priority, if any, of payment of the shares of such series;

6. the price or prices at which, the period or periods within which and the terms and conditions upon which the shares of such series may be redeemed, in whole or in part, at the option of the Corporation or at the option of the holder or holders thereof or upon the happening of a specified event or events;

7. the obligation, if any, of the Corporation to purchase or redeem shares of such series pursuant to a sinking fund or otherwise and the price or prices at which, the period or periods within which and the terms and conditions upon which the shares of such series shall be redeemed or purchased, in whole or in part, pursuant to such obligation;

8. whether or not the shares of such series shall be convertible or exchangeable, at any time or times at the option of the holder or holders thereof or at the option of the Corporation or upon the happening of a specified event or events, into shares of any other class or classes or any other series of the same or any other class or classes of stock of the Corporation, and the price or prices or rate or rates of exchange or conversion and any adjustments applicable thereto; and

9. whether or not the holders of the shares of such series shall have voting rights or powers, in addition to the voting rights and powers provided by law, and if so the terms of such voting rights or powers, which may provide, among other things and subject to the other provisions of this Amended and Restated Certificate of Incorporation, that each share of such series shall carry one vote or more or less than one vote per share, that the holders of such series shall be entitled to vote on certain matters as a separate class (which for such purpose may be comprised solely of such series or of such series together with one or more other series or classes of stock of the Corporation) and that all of the shares of such series entitled to vote on a particular matter shall be deemed to be voted on such matter in the manner that a specified portion of the voting power of the shares of such series or separate class are voted on such matter.

For all purposes, this Amended and Restated Certificate of Incorporation shall include each certificate of designations (if any) setting forth the terms of a series of Preferred Stock.

Subject to the rights, if any, of the holders of any series of Preferred Stock set forth in a certificate of designations, an amendment of this Amended and Restated Certificate of Incorporation to increase or decrease the number of authorized shares of any series of Preferred Stock (but not below the number of shares thereof then outstanding) may be adopted by resolution adopted by the Board of Directors of the Corporation and approved by the affirmative vote of the holders of a majority of the voting power of all outstanding shares of Common Stock entitled to vote thereon and all other outstanding shares of stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law as it now exists or as it may hereafter be amended, with such outstanding shares of Common Stock and other stock considered for this purpose as a single class, and no vote of the holders of any series of Preferred Stock, voting as a separate class, shall be required therefor.

Except as otherwise required by law or provided in the certificate of designations for the relevant series of Preferred Stock, holders of Common Stock shall not be entitled to vote on any amendment of this Amended and Restated Certificate of Incorporation that alters or changes the powers, preferences, rights or other terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other series of Preferred Stock, to vote thereon as a separate class pursuant to this Amended and Restated Certificate of Incorporation or pursuant to the Delaware General Corporation Law as then in effect.

C. Options, Warrants and Other Rights. The Board of Directors is authorized to create and issue options, warrants and other rights from time to time entitling the holders thereof to purchase securities or other property of the Corporation or any other entity, including any class or series of stock of the Corporation or any other entity and whether or not in connection with the issuance or sale of any securities or other property of the Corporation, for such consideration (if any), at such times and upon such other terms and conditions as may be determined or authorized by the Board and set forth in one or more agreements or instruments. Among other things and without limitation, such terms and conditions may provide for the following:

1. adjusting the number or exercise price of such options, warrants or other rights or the amount or nature of the securities or other property receivable upon exercise thereof in the event of a subdivision or combination of any securities, or a recapitalization, of the Corporation, the acquisition by any Person (as defined in paragraph A.12 of Article V) of beneficial ownership of securities representing more than a designated percentage of the voting power of any outstanding series, class or classes of securities, a change in ownership of the Corporation’s securities or a merger, statutory share exchange, consolidation, reorganization, sale of assets or other occurrence relating to the Corporation or any of its securities, and restricting the ability of the Corporation to enter into an agreement with respect to any such transaction absent an assumption by another party or parties thereto of the obligations of the Corporation under such options, warrants or other rights;

2. restricting, precluding or limiting the exercise, transfer or receipt of such options, warrants or other rights by any Person that becomes the beneficial owner of a designated percentage of the voting power of any outstanding series, class or classes of securities of the Corporation or any direct or indirect transferee of such a Person, or invalidating or voiding such options, warrants or other rights held by any such Person or transferee; and

3. permitting the Board of Directors (or certain directors specified or qualified by the terms of the governing instruments of such options, warrants or other rights) to redeem, terminate or exchange such options, warrants or other rights.

This Section C shall not be construed in any way to limit the power of the Board of Directors to create and issue options, warrants or other rights.

ARTICLE V

Limitations on Voting and Ownership

A. Voting Limitation.

1. Notwithstanding any other provision of this Amended and Restated Certificate of Incorporation, for so long as the Corporation shall directly or indirectly control any U.S. Regulated Subsidiary (as defined below) or any European Market Subsidiary (as defined below), (a) no Person, either alone or together with its Related Persons, as of any record date for the determination of stockholders entitled to vote on any matter, shall be entitled to vote or cause the voting of shares of stock of the Corporation beneficially owned by such Person or its Related Persons, in person or by proxy or through any voting agreement or other arrangement, to the extent that such shares represent in the aggregate more than 10% of the then outstanding votes entitled to be cast on such matter, without giving effect to this ARTICLE V (such threshold being hereinafter referred to as the “Voting Limitation”), and the Corporation shall disregard any such votes purported to be cast in excess of the Voting Limitation; and (b) if any Person, either alone or together with its Related Persons, is party to any agreement, plan or other arrangement relating to shares of stock of the Corporation entitled to vote on any matter with any other Person, either alone or together with its Related Persons, under circumstances that would result in shares of stock of the Corporation that would be subject to such agreement, plan or other arrangement not being voted on any matter, or the withholding of any proxy relating thereto, where the effect of such agreement, plan or other arrangement would be to enable any Person, but for this ARTICLE V, either alone or together with its Related Persons, to vote, possess the right to vote or cause the voting of shares of stock of the Corporation that would exceed 10% of the then outstanding votes entitled to be cast on such matter (assuming that all shares of stock of the Corporation that are subject to such agreement, plan or other arrangement are not outstanding votes entitled to be cast on such matter) (the “Recalculated Voting Limitation”), then the Person, either alone or together with its Related Persons, shall not be entitled to vote or cause the voting of shares of stock of the Corporation beneficially owned by such Person, either alone or together with its Related Persons, in person or by proxy or through any voting agreement or other arrangement, to the extent that such shares represent in the aggregate more than the Recalculated Voting Limitation, and the Corporation shall disregard any such votes purported to be cast in excess of the Recalculated Voting Limitation.

2. The Voting Limitation and the Recalculated Voting Limitation, as applicable, shall apply to each Person unless and until: (a) such Person shall have delivered to the Board of Directors a notice in writing, not less than 45 days (or such shorter period as the Board of Directors shall expressly consent to) prior to any vote, of such Person’s intention, either alone or together with its Related Persons, to vote or cause the voting of shares of stock of the Corporation beneficially owned by such Person or its Related Persons, in person or by proxy or through any voting agreement or other arrangement, in excess of the Voting Limitation or the Recalculated Voting Limitation, as applicable; (b) the Board of Directors shall have resolved to expressly permit such voting; (c) such resolution shall have been filed with, and approved by, the U.S. Securities and Exchange Commission (the “SEC”) under Section 19(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and shall have become effective thereunder; and (d) such resolution shall have been filed with, and approved by, each European Regulator having appropriate jurisdiction and authority.

3. Subject to its fiduciary obligations under applicable law, the Board of Directors shall not adopt any resolution pursuant to clause (b) of Section A.2 of this ARTICLE V unless the Board of Directors shall have determined that:

(a) the exercise of such voting rights or the entering into of such agreement, plan or other arrangement, as applicable, by such Person, either alone or together with its Related Persons, (i) will not impair the ability of any U.S. Regulated Subsidiary, the Corporation, NYSE Euronext LLC or NYSE Group (if and to the extent that NYSE Group continues to exist as a separate entity) to discharge their respective responsibilities under the Exchange Act and the rules and regulations thereunder,

(ii) will not impair the ability of any European Market Subsidiary, the Corporation, NYSE Euronext LLC or Euronext NV (“Euronext”) (if and to the extent that Euronext continues to exist as a separate entity) to discharge their respective responsibilities under the European Exchange Regulations and (iii) is otherwise in the best interests of (w) the Corporation, (x) its stockholders, (y) the U.S. Regulated Subsidiaries and (z) the European Market Subsidiaries;

(b) the exercise of such voting rights or the entering into of such agreement, plan or other arrangement, as applicable, by such Person, either alone or together with its Related Persons, will not impair (i) the SEC’s ability to enforce the Exchange Act or (ii) the European Regulators’ ability to enforce the European Exchange Regulations;

(c) in the case of a resolution to approve the exercise of voting rights in excess of 20% of the then outstanding votes entitled to be cast on such matter, (i) neither such Person nor any of its Related Persons (x) is subject to any statutory disqualification (as defined in Section 3(a)(39) of the Exchange Act) (any such person subject to statutory disqualification being referred to in this Amended and Restated Certificate of Incorporation as a “U.S. Disqualified Person”) or (y) has been determined by a European Regulator to be in violation of laws or regulations adopted in accordance with the European Directive on Markets in Financial Instruments applicable to any European Market Subsidiary requiring such person to act fairly, honestly and professionally (any such person, failing to meet such standard being referred to in this Amended and Restated Certificate of Incorporation as a “European Disqualified Person”); (ii) for so long as the Corporation directly or indirectly controls NYSE Arca, Inc. (“NYSE Arca”) or NYSE Arca Equities, Inc. (“NYSE Arca Equities”) or any facility of NYSE Arca, neither such Person nor any of its Related Persons is an ETP Holder (as defined in the NYSE Arca Equities rules of NYSE Arca, as such rules may be in effect from time to time) of NYSE Arca Equities (any such Person that is a Related Person of an ETP Holder shall hereinafter also be deemed to be an “ETP Holder” for purposes of this Amended and Restated Certificate of Incorporation, as the context may require) or an OTP Holder or OTP Firm (each as defined in the rules of NYSE Arca, as such rules may be in effect from time to time) of NYSE Arca (any such Person that is a Related Person of an OTP Holder or OTP Firm shall hereinafter also be deemed to be an “OTP Holder” or “OTP Firm”, as appropriate, for purposes of this Amended and Restated Certificate of Incorporation, as the context may require); and (iii) for so long as the Corporation directly or indirectly controls New York Stock Exchange LLC (“New York Stock Exchange”) or NYSE Market, Inc. (“NYSE Market”), neither such Person nor any of its Related Persons is a “member” or “member organization” (as defined in the rules of New York Stock Exchange, as such rules may be in effect from time to time) (a “NYSE Member”, and any such Person that is a Related Person of such member or member organization shall hereinafter also be deemed to be a “NYSE Member” for purposes of this Amended and Restated Certificate of Incorporation, as the context may require); and (iv) for so long as the Corporation directly or indirectly controls NYSE MKT LLC (“NYSE MKT”), neither such Person nor any of its Related Persons is a “member” (as defined in Sections 3(a)(3)(A)(i), 3(a)(3)(A)(ii), 3(a)(3)(A)(iii) and 3(a)(3)(A)(iv) of the Exchange Act) of NYSE MKT (an “MKT Member,” and any such Person that is a Related Person of such member or member organization shall hereinafter also be deemed to be an “MKT Member” for purposes of this Amended and Restated Certificate of Incorporation, as the context may require);

(d) in the case of a resolution to approve the entering into of an agreement, plan or other arrangement under circumstances that would result in shares of stock of the Corporation that would be subject to such agreement, plan or other arrangement not being voted on any matter, or the withholding of any proxy relating thereto, where the effect of such agreement, plan or other arrangement would be to enable any Person, but for this ARTICLE V, either alone or together with its Related Persons, to vote, possess the right to vote or cause the voting of shares of stock of the Corporation that would exceed 20% of the then outstanding votes entitled to be cast on such matter (assuming that all shares of stock of the Corporation that are subject to such agreement, plan or other arrangement are not outstanding votes entitled to be cast on such matter), (i) neither such Person nor any of its Related Persons is (x) a U.S. Disqualified Person or (y) a European Disqualified Person; (ii) for so long as the

Corporation directly or indirectly controls NYSE Arca or NYSE Arca Equities or any facility of NYSE Arca, neither such Person nor any of its Related Persons is an ETP Holder, OTP Holder or an OTP Firm; (iii) for so long as the Corporation directly or indirectly controls New York Stock Exchange or NYSE Market, neither such Person nor any of its Related Persons is a NYSE Member; and (iv) for so long as the Corporation directly or indirectly controls NYSE MKT, neither such Person nor any of its Related Persons is a MKT Member.

4. In making such determinations, the Board of Directors may impose such conditions and restrictions on such Person and its Related Persons owning any shares of stock of the Corporation entitled to vote on any matter as the Board of Directors may in its sole discretion deem necessary, appropriate or desirable in furtherance of the objectives of (a) the Exchange Act, (b) the European Exchange Regulations and (c) the governance of the Corporation.

5. If and to the extent that shares of stock of the Corporation beneficially owned by any Person or its Related Persons are held of record by any other Person (the “Record Owner”), this Section A of ARTICLE VI shall be enforced against such Record Owner by limiting the votes entitled to be cast by such Record Owner in a manner that will accomplish the Voting Limitation and the Recalculated Voting Limitation applicable to such Person and its Related Persons.

6. This Section A of ARTICLE V shall not apply to (1) any solicitation of any revocable proxy from any stockholder of the Corporation by or on behalf of the Corporation or by any officer or director of the Corporation acting on behalf of the Corporation or (2) any solicitation of any revocable proxy from any stockholder of the Corporation by any other stockholder that is conducted pursuant to, and in accordance with, Regulation 14A promulgated pursuant to the Exchange Act (other than a solicitation pursuant to Rule 14a-2(b)(2) promulgated under the Exchange Act, with respect to which this Section A of ARTICLE V shall apply).

7. For purposes of this Section A of ARTICLE V, no Person shall be deemed to have any agreement, arrangement or understanding to act together with respect to voting shares of stock of the Corporation solely because such Person or any of such Person’s Related Persons has or shares the power to vote or direct the voting of such shares of stock as a result of (1) any solicitation of any revocable proxy from any stockholder of the Corporation by or on behalf of the Corporation or by any officer or director of the Corporation acting on behalf of the Corporation or (2) any solicitation of any revocable proxy from any stockholder of the Corporation by any other stockholder that is conducted pursuant to, and in accordance with, Regulation 14A promulgated pursuant to the Exchange Act (other than a solicitation pursuant to Rule 14a-2(b)(2) promulgated under the Exchange Act, with respect to which this Section A of ARTICLE V shall apply), except if such power (or the arrangements relating thereto) is then reportable under Item 6 of Schedule 13D under the Exchange Act (or any similar provision of a comparable or successor report).

8. “European Exchange Regulations” shall have the meaning set forth in the Bylaws of the Corporation, as amended from time to time.

9. “European Market Subsidiary” shall have the meaning set forth in the Bylaws of the Corporation, as amended from time to time.

10. “European Regulated Market” shall have the meaning set forth in the Bylaws of the Corporation, as amended from time to time.

11. “European Regulator” shall have the meaning set forth in the Bylaws of the Corporation, as amended from time to time.

12. “Person” shall mean any natural person, company, corporation or similar entity, government, or political subdivision, agency, or instrumentality of a government.

13. “Related Persons” shall mean with respect to any Person:

(a) any “affiliate” of such Person (as such term is defined in Rule 12b-2 under the Exchange Act);

(b) any other Person(s) with which such first Person has any agreement, arrangement or understanding (whether or not in writing) to act together for the purpose of acquiring, voting, holding or disposing of shares of the stock of the Corporation;

(c) in the case of a Person that is a company, corporation or similar entity, any executive officer (as defined under Rule 3b-7 under the Exchange Act) or director of such Person and, in the case of a Person that is a partnership or a limited liability company, any general partner, managing member or manager of such Person, as applicable;

(d) in the case of a Person that is a “member organization” (as defined in the rules of New York Stock Exchange, as such rules may be in effect from time to time), any “member” (as defined in the rules of New York Stock Exchange, as such rules may be in effect from time to time) that is associated with such Person (as determined using the definition of “person associated with a member” as defined under Section 3(a)(21) of the Exchange Act);

(e) in the case of a Person that is an OTP Firm, any OTP Holder that is associated with such Person (as determined using the definition of “person associated with a member” as defined under Section 3(a)(21) of the Exchange Act);

(f) in the case of a Person that is a natural person, any relative or spouse of such natural Person, or any relative of such spouse who has the same home as such natural Person or who is a director or officer of the Corporation or any of its parents or subsidiaries;

(g) in the case of a Person that is an executive officer (as defined under Rule 3b-7 under the Exchange Act), or a director of a company, corporation or similar entity, such company, corporation or entity, as applicable;

(h) in the case of a Person that is a general partner, managing member or manager of a partnership or limited liability company, such partnership or limited liability company, as applicable;

(i) in the case of a Person that is a “member” (as defined in the rules of New York Stock Exchange, as such rules may be in effect from time to time), the “member organization” (as defined in the rules of New York Stock Exchange, as such rules may be in effect from time to time) with which such Person is associated (as determined using the definition of “person associated with a member” as defined under Section 3(a)(21) of the Exchange Act);

(j) in the case of a Person that is an OTP Holder, the OTP Firm with which such Person is associated (as determined using the definition of “person associated with a member” as defined under Section 3(a)(21) of the Exchange Act);

(k) in the case of a Person that is a “member” (as defined in Section 3(a)(3)(A)(i) of the Exchange Act) of NYSE MKT, the “member” (as defined in Sections 3(a)(3)(A)(ii), 3(a)(3)(A)(iii) and 3(a)(3)(A)(iv) of the Exchange Act) with which such Person is associated (as determined using the definition of “person associated with a member” as defined under Section 3(a)(21) of the Exchange Act); and

(l) in the case of a Person that is a “member” (as defined in Sections 3(a)(3)(A)(ii), 3(a)(3)(A)(iii) and 3(a)(3)(A)(iv) of the Exchange Act) of NYSE MKT, any “member” (as defined in Section 3(a)(3)(A)(i) of the Exchange Act) that is associated with such Person (as determined using the definition of “person associated with a member” as defined under Section 3(a)(21) of the Exchange Act).

14. “U.S. Regulated Subsidiary” and “U.S. Regulated Subsidiaries” shall have the meanings set forth in the Bylaws of the Corporation, as amended from time to time.

B. Ownership Concentration Limitation.

1. Except as otherwise provided in this Section B of ARTICLE V, for so long as the Corporation shall directly or indirectly control any U.S. Regulated Subsidiary or any European Regulated Subsidiary, no Person, either alone or together with its Related Persons, shall be permitted at any time to own beneficially shares of stock of the Corporation representing in the aggregate more than 20% of the then outstanding votes entitled to be cast on any matter (the “Concentration Limitation”).

2. The Concentration Limitation shall apply to each Person unless and until: (a) such Person shall have delivered to the Board of Directors a notice in writing, not less than 45 days (or such shorter period as the Board of Directors shall expressly consent to) prior to the acquisition of any shares that would cause such Person (either alone or together with its Related Persons) to exceed the Concentration Limitation, of such Person’s intention to acquire such ownership; (b) the Board of Directors shall have resolved to expressly permit such ownership; (c) such resolution shall have been filed with, and approved by, the SEC under Section 19(b) of the Exchange Act and shall have become effective thereunder; and (d) such resolution shall have been filed with, and approved by, each European Regulator having appropriate jurisdiction and authority.

3. Subject to its fiduciary obligations under applicable law, the Board of Directors shall not adopt any resolution pursuant to clause (b) of Section B.2 of this ARTICLE V unless the Board of Directors shall have determined that:

(a) such acquisition of beneficial ownership by such Person, either alone or together with its Related Persons, (i) will not impair the ability of any U.S. Regulated Subsidiaries, the Corporation or NYSE Group (if and to the extent that NYSE Group continues to exist as a separate entity) to discharge their respective responsibilities under the Exchange Act and the rules and regulations thereunder, (ii) will not impair the ability of any of the European Market Subsidiaries, the Corporation or Euronext (if and to the extent that Euronext continues to exist as a separate entity) to discharge their respective responsibilities under the European Exchange Regulations and (iii) is otherwise in the best interests of (w) the Corporation, (x) its stockholders, (y) the U.S. Regulated Subsidiaries and (z) the European Market Subsidiaries;

(b) such acquisition of beneficial ownership by such Person, either alone or together with its Related Persons, will not impair (i) the SEC’s ability to enforce the Exchange Act or (ii) the European Regulators’ ability to enforce the European Exchange Regulations. In making such determinations, the Board of Directors may impose such conditions and restrictions on such Person and its Related Persons owning any shares of stock of the Corporation entitled to vote on any matter as the Board of Directors may in its sole discretion deem necessary, appropriate or desirable in furtherance of the objectives of (x) the Exchange Act, (y) the European Exchange Regulations and (z) the governance of the Corporation;

(c) neither such Person nor any of its Related Persons is (i) a U.S. Disqualified Person or (ii) a European Disqualified Person;

(d) for so long as the Corporation directly or indirectly controls NYSE Arca or NYSE Arca Equities or any facility of NYSE Arca, neither such Person nor any of its Related Persons is an ETP Holder or an OTP Holder or OTP Firm;

(e) for so long as the Corporation directly or indirectly controls New York Stock Exchange or NYSE Market, neither such Person nor any of its Related Persons is a Member; and

(f) for so long as the Corporation directly or indirectly controls NYSE MKT, neither such Person nor any of its Related Persons is a MKT Member.

4. Unless the conditions specified in Section B.2 of this ARTICLE V are met, if any Person, either alone or together with its Related Persons, at any time beneficially owns shares of stock of the Corporation in excess of the Concentration Limitation, such Person and its Related Persons shall be obligated to sell promptly, and the Corporation shall be obligated to purchase promptly, at a price equal to the par value of such shares of stock and to the extent funds are legally available therefor, that number of shares of stock of the Corporation necessary so that such Person, together with its Related Persons, shall beneficially own shares of stock of the Corporation representing in the aggregate no more than 20% of the then outstanding votes entitled to be cast on any matter, after taking into account that such repurchased shares shall become treasury shares and shall no longer be deemed to be outstanding.

5. Nothing in this Section B of ARTICLE V shall preclude the settlement of transactions entered into through the facilities of New York Stock Exchange; provided, however, that, if any Transfer of any shares of stock of the Corporation shall cause any Person, either alone or together with its Related Persons, at any time to beneficially own shares of stock of the Corporation in excess of the Concentration Limitation, such Person and its Related Persons shall be obligated to sell promptly, and the Corporation shall be obligated to purchase promptly, shares of stock of the Corporation as specified in Section B.4 of this ARTICLE V.

6. If any share of Common Stock shall be represented by a certificate, a legend shall be placed on such certificate to the effect that such share of Common Stock is subject to the Concentration Limitations as set in Section B of this Article V. If the shares of Common Stock shall be uncertificated, a notice of such restrictions and limitations shall be included in the statement of ownership provided to the holder of record of such shares of Common Stock.

C. Procedure for Repurchasing Stock.

1. In the event the Corporation shall repurchase shares of stock (the “Repurchased Stock”) of the Corporation pursuant to ARTICLE V, notice of such repurchase shall be given by first class mail, postage prepaid, mailed not less than 5 business nor more than 60 calendar days prior to the repurchase date, to the holder of the Repurchased Stock, at such holder’s address as the same appears on the stock register of the Corporation. Each such notice shall state: (a) the repurchase date; (b) the number of shares of Repurchased Stock to be repurchased; (c) the aggregate repurchase price, which shall equal the aggregate par value of such shares; and (d) the place or places where such Repurchased Stock is to be surrendered for payment of the aggregate repurchase price. Failure to give notice as aforesaid, or any defect therein, shall not affect the validity of the repurchase of Repurchased Stock. From and after the repurchase date (unless default shall be made by the Corporation in providing funds for the payment of the repurchase price), shares of Repurchased Stock which have been repurchased as aforesaid shall become treasury shares and shall no longer be deemed to be outstanding, and all rights of the holder of such Repurchased Stock as a stockholder of the Corporation (except the right to receive from the Corporation the repurchase price against delivery to the Corporation of evidence of ownership of such shares) shall cease. Upon surrender in accordance with said notice of evidence of ownership of Repurchased Stock so repurchased (properly assigned for transfer, if the Board of Directors shall so require and the notice shall so state), such shares shall be repurchased by the Corporation at par value.

2. If and to the extent that shares of stock of the Corporation beneficially owned by any Person or its Related Persons are held of record by any other Person, this ARTICLE V shall be enforced against such Record Owner by requiring the sale of shares of stock of the Corporation held by such Record Owner in accordance with this ARTICLE V, in a manner that will accomplish the Concentration Limitation applicable to such Person and its Related Persons.

D. Right to Information; Determinations by the Board of Directors. The Board of Directors shall have the right to require any Person and its Related Persons that the Board of Directors reasonably believes (i) to be subject to the Voting Limitation or the Recalculated Voting Limitation, (ii) to own beneficially (within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act) shares of stock of the Corporation entitled to vote on any matter in excess of the Concentration Limitation, or (iii) to own beneficially (within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act) an aggregate of 5% or more of the then outstanding shares of stock of the Corporation entitled to vote on any matter, which ownership such Person, either alone or together with its Related Persons, has not reported to the Corporation, to provide to the Corporation, upon the Board of Directors’ request, complete information as to all shares of stock of the Corporation beneficially owned by such Person and its Related Persons and any other factual matter relating to the applicability or effect of this ARTICLE V as may reasonably be requested of such Person and its Related Persons. Any constructions, applications or determinations made by the Board of Directors pursuant to ARTICLE V in good faith and on the basis of such information and assistance as was then reasonably available for such purpose shall be conclusive and binding upon the Corporation and its directors, officers and stockholders.

ARTICLE VI

Board of Directors

A. Powers of the Board of Directors—General. All corporate powers shall be exercised by the Board of Directors of the Corporation, except as otherwise specifically required by law or as otherwise provided in this Amended and Restated Certificate of Incorporation.

B. Number of Directors. The number of directors of the Corporation shall be fixed only by resolution of the Board of Directors of the Corporation from time to time in the manner set forth in the bylaws.

C. Vacancies. Vacancies and newly created directorships resulting from any increase in the authorized number of directors or from any other cause (other than vacancies and newly created directorships that the holders of any class or classes of stock or series thereof are expressly entitled by this Amended and Restated Certificate of Incorporation to fill) may be filled by, and only by, a majority of the directors then in office, although less than a quorum, or by the sole remaining director. Any director appointed to fill a vacancy or a newly created directorship shall hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal.

D. Directors representing holders of Preferred Stock. Notwithstanding Section C of this ARTICLE VI, in the event that the holders of any class or series of Preferred Stock of the Corporation shall be entitled, voting separately as a class, to elect any directors of the Corporation, then any vacancies and newly created directorships that are reserved to such holders voting separately as a class shall be filled only by such holders voting separately as a class, provided always that the total number of directors of the Corporation shall not exceed the number fixed pursuant to Section B of this ARTICLE VI. Except as otherwise provided in the terms of such class or series, (i) the terms of the directors elected by such holders voting separately as a class shall expire at the annual meeting of stockholders next succeeding their election and (ii) any director or directors elected by such holders voting separately as a class may be removed, with or without cause, by the holders of a majority of the voting power of all outstanding shares of stock of the Corporation entitled to vote separately as a class in an election of such directors.

E. Power to Call Stockholder Meetings. Special meetings of stockholders of the Corporation may be called at any time by, but only by, (1) the Board of Directors acting pursuant to a resolution adopted by a majority of the Board of Directors then in office, (2) the Chairman of the Board of Directors, (3) the Chief Executive Officer of the Corporation or (4) request of holders of Common Stock representing in the aggregate at least 50% of the shares of Common Stock outstanding at such time that would be entitled to vote at the meeting as determined under Section A.1 of ARTICLE V, in each case, to be held at such date, time and place, if any, either within or without the State of Delaware as may be stated in the notice of the meeting.

F. Bylaws. Except as otherwise provided in this Amended and Restated Certificate of Incorporation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, amend or repeal any or all of the bylaws of the Corporation.

G. Considerations of the Board of Directors. In taking any action, including action that may involve or relate to a change or potential change in the control of the Corporation, a director of the Corporation may consider, among other things, both the long-term and short-term interests of the Corporation and its stockholders and the effects that the Corporation’s actions may have in the short term or long term upon any one or more of the following matters:

1. the prospects for potential growth, development, productivity and profitability of the Corporation and its subsidiaries;

2. the current employees of the Corporation or its subsidiaries;

3. the employees of the Corporation or its subsidiaries and other beneficiaries receiving or entitled to receive retirement, welfare or similar benefits from or pursuant to any plan sponsored, or agreement entered into, by the Corporation or its subsidiaries;

4. the customers and creditors of the Corporation or its subsidiaries;

5. the ability of the Corporation and its subsidiaries to provide, as a going concern, goods, services, employment opportunities and employment benefits and otherwise to contribute to the communities in which they do business;

6. the potential impact on the relationships of the Corporation or its subsidiaries with regulatory authorities and the regulatory impact generally; and

7. such other additional factors as a director may consider appropriate in such circumstances.

Nothing in this Section G of ARTICLE VI shall create any duty owed by any director, officer or employee of the Corporation to any Person to consider, or afford any particular weight to, any of the foregoing matters or to limit his or her consideration to the foregoing matters. No employee, former employee, beneficiary, customer, creditor, community or regulatory authority or member thereof shall have any rights against any director, officer or employee of the Corporation or the Corporation under this Section G of ARTICLE VI.

ARTICLE VII

Officer and Director Disqualification

No person that is (A) a U.S. Disqualified Person or (B) a European Disqualified Person, may be a director or officer of the Corporation.

ARTICLE VIII

Elections of Directors

Elections of directors need not be by written ballot unless the bylaws of the Corporation shall so provide.

ARTICLE IX

Stockholder Action

A. No Action by Written Consent. No action of stockholders of the Corporation required or permitted to be taken at any annual or special meeting of stockholders of the Corporation may be taken without a meeting of stockholders, without prior notice and without a vote, and the power of stockholders of the Corporation to consent in writing to the taking of any action without a meeting is specifically denied. Notwithstanding this ARTICLE IX, the holders of any series of Preferred Stock of the Corporation shall be entitled to take action by written consent to such extent, if any, as may be provided in the terms of such series.

B. Quorum. At each meeting of stockholders of the Corporation, except where otherwise required by law or this Amended and Restated Certificate of Incorporation, the holders of a majority of the voting power of the outstanding shares of stock of the Corporation entitled to vote on a matter at the meeting, present in person or represented by proxy, shall constitute a quorum (it being understood that any shares in excess of the Voting Limitation or the Recalculated Voting Limitation shall not be counted as present at the meeting and shall not be counted as outstanding shares of stock of the Corporation for purposes of determining whether there is a quorum, unless and only to the extent that the Voting Limitation or the Recalculated Voting Limitation, as applicable, shall have been duly waived pursuant to Section A or Section B of ARTICLE V). For purposes of the foregoing, where a separate vote by class or classes is required for any matter, the holders of a majority of the voting power of the outstanding shares of such class or classes entitled to vote, present in person or represented by proxy, shall constitute a quorum to take action with respect to that vote on that matter. In the absence of a quorum of the holders of any class of stock of the Corporation entitled to vote on a matter, the meeting of such class may be adjourned from time to time until a quorum of such class shall be so present or represented. Shares of its own capital stock belonging to the Corporation or to another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation is held, directly or indirectly, by the Corporation, shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the Corporation to vote stock, including but not limited to its own stock, held by it in a fiduciary capacity, provided, further, that any such shares of the Corporation’s own capital stock held by it in a fiduciary capacity shall be voted by the person presiding over any vote in the same proportions as the shares of capital stock held by the other stockholders are voted (including any abstentions from voting).

If this Amended and Restated Certificate of Incorporation provides for more or less than one vote for any share of stock of the Corporation on any matter or to the extent a stockholder is prohibited pursuant to this Amended and Restated Certificate of Incorporation from casting votes with respect to any shares of stock of the Corporation, every reference in the bylaws of the Corporation to a majority or other proportion of shares of stock of the Corporation shall refer to such majority or other proportion of the aggregate votes of such shares of stock, taking into account any greater or lesser number of votes as a result of the foregoing.

C. Bylaws. No adoption, amendment or repeal of a bylaw by action of stockholders shall be effective unless approved by the affirmative vote of the holders of not less than 66 2/3%, or such higher percentage as may be specified in Section 11.2(b) of the bylaws of the Corporation, of the voting power of all outstanding shares of Common Stock and all other outstanding shares of stock of the Corporation entitled to vote on such matter, with such outstanding shares of Common Stock and other stock considered for this purpose as a single class. Any vote of stockholders required by this ARTICLE IX shall be in addition to any other vote of stockholders that may be required by law, this Amended and Restated Certificate of Incorporation, the bylaws of the Corporation, any agreement with a national securities exchange or otherwise.

D. Location of Stockholder Meetings and Records. Meetings of stockholders may be held within or without the State of Delaware, as the bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in the Delaware General Corporation Law as it now exists or as it may hereafter be amended) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the bylaws of the Corporation.

ARTICLE X

Amendments

The Corporation reserves the right to amend or repeal any provision contained in this Amended and Restated Certificate of Incorporation in any manner now or hereafter permitted by law, and all rights conferred upon stockholders herein are granted subject to this reservation. Notwithstanding any other provision of this Amended and Restated Certificate of Incorporation, (A) no provision of ARTICLE V, Section B or G of ARTICLE VI, ARTICLE IX or this clause (A) of ARTICLE X shall be amended, modified or repealed, and no provision inconsistent with any such provision shall become part of this Amended and Restated Certificate of Incorporation, unless such matter is approved by the affirmative vote of the holders of not less than 66 2/3% of the voting power of all outstanding shares of Common Stock of the Corporation and all other outstanding shares of stock of the Corporation entitled to vote on such matter, with such outstanding shares of Common Stock and other stock considered for this purpose as a single class (provided that, in the case of an amendment seeking to reduce the minimum percentage of votes specified in Section 11.2(b) of the bylaws or which would have the effect of enabling or facilitating such reduction, the minimum percentage applicable shall be 80%); (B) for so long as this Corporation shall control, directly or indirectly, any European Market Subsidiaries, before any amendment or repeal of any provision of the Certificate of Incorporation of the Corporation shall be effective, such amendment or repeal shall be submitted to the boards of directors of the European Market Subsidiaries and, if any or all of such boards of directors shall determine that such amendment or repeal must be filed with, or filed with and approved by, a European Regulator under European Exchange Regulations before such amendment or repeal may be effectuated, then such amendment or repeal shall not be effectuated until filed with, or filed with and approved by, the relevant European Regulator(s); and (C) for so long as this Corporation shall control, directly or indirectly, any of the U.S. Regulated Subsidiaries, before any amendment or repeal of any provision of the Certificate of Incorporation of this Corporation shall be effective, such amendment or repeal shall be submitted to the boards of directors of New York Stock Exchange, NYSE Market, NYSE Regulation, Inc., NYSE Arca, NYSE Arca Equities and NYSE MKT (or the boards of directors of their successors), and if any or all of such boards of directors shall determine that such amendment or repeal must be filed with or filed with and approved by the SEC under Section 19 of the Exchange Act and the rules promulgated thereunder before such amendment or repeal may be effectuated, then such amendment or repeal shall not be effectuated until filed with or filed with and approved by the SEC, as the case may be. Any vote of stockholders required by this ARTICLE X shall be in addition to any other vote of the stockholders that may be required by law, this Amended and Restated Certificate of Incorporation, the bylaws of the Corporation, any agreement with a national securities exchange or otherwise.

ARTICLE XI

Exculpation

A director of the Corporation shall, to the fullest extent permitted by the Delaware General Corporation Law as it now exists or as it may hereafter be amended, not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law as it now exists or as it may hereafter be amended, or (iv) for any transaction from which the director derived any improper personal benefit. If the Delaware General Corporation Law is amended, after approval by the stockholders of this ARTICLE, to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law as so amended.

An amendment, repeal or modification of the foregoing provisions of this ARTICLE XI, or the adoption of any provision in an amended or restated Certificate of Incorporation inconsistent with this ARTICLE XI, by the stockholders of the Corporation shall not apply to or adversely affect any right or protection of a director of the Corporation existing at the time of such amendment, repeal, modification or adoption.

ARTICLE XII

Indemnification

To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) such directors, officers or agents of the Corporation (and any other persons to which Delaware law permits the Corporation to provide indemnification) through bylaw provisions, agreements with such persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the Delaware General Corporation Law as it now exists or as it may hereafter be amended, subject only to limits created by applicable Delaware law (statutory or non-statutory), with respect to actions for breach of duty to the Corporation, its stockholders and others.

Any amendment, repeal or modification of any of the foregoing provisions of this ARTICLE XII shall not adversely affect any right or protection of a director, officer, agent or other person existing at the time of, or increase the liability of any person with respect to any acts or omissions of such person occurring prior to, such amendment, repeal or modification.

ARTICLE XIII

Automatic Repeal of Certain Provisions

A. If

1. a Euronext Call Option has been exercised and, after a period of six (6) months following such exercise, the Foundation shall continue to hold

(a) any ordinary shares of Euronext, or the securities of one or more subsidiaries of Euronext that, when taken together, represent a substantial portion of Euronext’s business, or

(b) any Priority Shares of Euronext, or the priority shares or similar securities of one or more subsidiaries of Euronext that, taken together, represent a substantial portion of Euronext’s business, or

2. at any time, the Corporation no longer holds a direct or indirect Controlling Interest in Euronext, or in one or more subsidiaries of Euronext that, taken together, represent a substantial portion of Euronext’s business,

Then, in any such case 1(a), 1(b) or 2, each of clause (d) of Section A.2 of ARTICLE V, clauses (a)(ii), (a)(iii)(z), (b)(ii), (c)(i)(y) and (d)(i)(y) of Section A.3 of ARTICLE V, clause (b) of Section A.4 of ARTICLE V, Sections A.8, A.9, A.10 and A.11 of ARTICLE V, clause (d) of Section B.2 of ARTICLE V, clauses (a)(ii), (a)(iii)(z), (b)(ii), (b)(y) and (c)(ii) of Section B.3 of ARTICLE V, clause (B) of ARTICLE VII and clause (B) of ARTICLE X shall automatically and without further action be deleted and become void and be of no further force and effect; provided, however, that, in the case of clause (b) of Section A.1 of this ARTICLE XIII, such provisions shall be deleted and become void only if and to the extent that the Board of Directors of the Corporation shall approve of such deletion by resolution adopted by a majority of the directors then in office.

B. For the purposes of this ARTICLE XIII:

1. A “Controlling Interest” shall have the meaning set forth in the Bylaws of the Corporation, as amended from time to time.

2. “Euronext Call Option” shall have the meaning set forth in the Bylaws of the Corporation, as amended from time to time.

3. “Foundation” shall have the meaning set forth in the Bylaws of the Corporation, as amended from time to time.

4. “Priority Shares” shall have the meaning set forth in the Bylaws of the Corporation, as amended from time to time.

ARTICLE XIV

Effective Time

This Amended and Restated Certificate of Incorporation shall be effective as of [            ] Eastern Standard Time on [            ], 2013.

IN WITNESS WHEREOF, the undersigned has executed this Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of the Certificate of Incorporation, having been duly adopted in accordance with Sections 242 and 245 of the Delaware General Corporation Law, this [            ] day of [            ], 2013.

INTERCONTINENTALEXCHANGE GROUP, INC.

By:
Name: [ ]
Title: [ ]

Appendix C—Form of IntercontinentalExchange Group, Inc. Amended and Restated Bylaws

AMENDED AND RESTATED BYLAWS

OF

INTERCONTINENTALEXCHANGE GROUP, INC.

Adopted effective [            ], 2013

AMENDED AND RESTATED BYLAWS

OF

INTERCONTINENTALEXCHANGE GROUP, INC.

ARTICLE I - OFFICES

1.1 The registered office of the Corporation shall be in the City of Wilmington, County of New Castle, State of Delaware.

1.2 The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine or the business of the Corporation may require.

ARTICLE II - MEETINGS OF STOCKHOLDERS

2.1 All meetings of the stockholders for the election of directors shall be held in the City of Atlanta, State of Georgia, at such place as may be fixed from time to time by the Board of Directors, or at such other place either within or without the State of Delaware as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting. Meetings of stockholders for any other purpose may be held at such time and place, within or without the State of Delaware, as shall be stated in the notice of the meeting or in a duly executed waiver of notice thereof. The Board of Directors may, in its sole discretion, determine that any meeting of stockholders shall not be held at any place, but may instead be held by means of remote communication as authorized by law.

2.2 Annual meetings of stockholders shall be held at such date and time as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting, at which they shall elect the Board of Directors in the manner provided for in Section 2.10 of these bylaws and transact such other business as may properly be brought before the meeting.

2.3 Notice of the annual meeting stating the place, if any, date and hour of the meeting, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, shall be given to each stockholder entitled to vote at such meeting not fewer than ten (10) nor more than sixty (60) days before the date of the meeting, unless otherwise provided by applicable law or the certificate of incorporation. If mailed, such notice shall be deemed to be given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of the Corporation.

2.4 The officer who has charge of the stock ledger of the Corporation shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, at the option of the Corporation, (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the principal place of business of the Corporation. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting.

2.5 Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute or by the certificate of incorporation, may be called at any time by the Board of Directors, the Chairman of the Board, if any, or the Chief Executive Officer, or at the request of holders of Common Stock representing in the aggregate at least 50% of the shares of Common Stock outstanding at such time that would be entitled to vote at the meeting as determined under Section A.1 of Article V of the certificate of incorporation. Such request shall state the purpose or purposes of the proposed meeting.

2.6 Notice of a special meeting stating the place, if any, date and hour of the meeting and the purpose or purposes for which the meeting is called, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, shall be given not fewer than ten (10) nor more than sixty (60) days before the date of the meeting, unless otherwise provided by applicable law or the certificate of incorporation, to each stockholder entitled to vote at such meeting. If mailed, such notice shall be deemed to be given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of the Corporation.

2.7 The holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the certificate of incorporation or these bylaws. For purposes of the foregoing, where a separate vote by class or classes is required for any matter, the holders of a majority of the outstanding shares of such class or classes, present in person or represented by proxy, shall constitute a quorum to take action with respect to that vote on that matter. Two or more classes or series of stock shall be considered a single class if the holders thereof are entitled to vote together as a single class at the meeting. In the absence of a quorum of the holders of any class of stock entitled to vote on a matter, the meeting of such class may be adjourned from time to time in the manner provided by Sections 2.8 and 2.9 of these bylaws until a quorum of such class shall be so present or represented.

2.8 Any meeting of stockholders, annual or special, may be adjourned from time to time as provided in Section 2.9 of these bylaws, to reconvene at the same or some other place, if any, and notice need not be given of any such adjourned meeting if the time and place thereof, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting in conformity with the requirements of these bylaws.

2.9 Meetings of stockholders shall be presided over by the Chairman of the Board, if any, or in the absence of the Chairman of the Board by the Vice Chairman of the Board, if any, or in the absence of the Vice Chairman of the Board by the Chief Executive Officer, or in the absence of the Chief Executive Officer by a Vice President, or in the absence of the foregoing persons by a Chairman designated by the Board of Directors, or in the absence of such designation by a Chairman chosen at the meeting. The Secretary, or in the absence of the Secretary an Assistant Secretary, shall act as Secretary of the meeting, but in the absence of the Secretary and any Assistant Secretary the Chairman of the meeting may appoint any person to act as Secretary of the meeting.

The order of business at each such meeting shall be as determined by the Chairman of the meeting. The Chairman of the meeting shall have the right, power and authority to adjourn a meeting of stockholders for a reasonable period of time to another place, if any, date and time, and to prescribe such rules, regulations and procedures and to do all such acts and things as are necessary or desirable for the proper conduct of the meeting and are not inconsistent with any rules, regulations or procedures adopted by the Board of Directors pursuant to the provisions of the certificate of incorporation, including, without limitation, the establishment of procedures for the maintenance of order and safety, limitations on the time allotted to questions or comments on the affairs of the Corporation, restrictions on entry to such meeting after the time prescribed for the commencement thereof and the opening and closing of the voting polls for each item upon which a vote is to be taken.

2.10 When a quorum is present at any meeting of stockholders:

(a) A nominee for director shall be elected to the Board of Directors if the votes cast “for” such nominee’s election exceed the votes cast “against” such nominee’s election; provided, however, that directors shall be elected by a plurality of the votes cast at any meeting of stockholders for which either (i) (x) the Secretary of the Corporation receives a notice that a stockholder has nominated a person for election to the Board of Directors in compliance with the advance notice requirements for stockholder nominees for director set forth in Section 2.13(b) of these bylaws or otherwise becomes aware that a stockholder has nominated a person for election to the Board of Directors and (y) such nomination has not been withdrawn by such stockholder on or prior to the third business day next preceding the date the Corporation first mails its notice of meeting for such meeting to the stockholders or (ii) the number of nominees for election to the Board of Directors at such meeting exceeds the number of directors to be elected. Abstentions and broker non-votes shall not be counted as votes cast either “for” or “against” a director’s election. If directors are to be elected by a plurality of the votes cast, stockholders shall not be permitted to vote “against” a nominee.

(b) Any other business other than the election of directors brought before the meeting shall be decided by the vote of the holders of a majority of the votes cast affirmatively and negatively on the question, unless the question is one upon which by express provision of the statutes, of the certificate of incorporation or these bylaws, a different vote is required, in which case such express provision shall govern and control the decision of such question. Abstentions and broker non-votes shall not be counted as votes cast either affirmatively or negatively on any question. Where a separate vote by class or classes is required, the vote of the holders of a majority of votes cast affirmatively and negatively on the question (or, in the case of an election of directors, the vote required in accordance with Section 2.10(a) of these bylaws) shall be the act of such class or classes, except as otherwise provided by law or by the certificate of incorporation or these bylaws.

2.11 Unless otherwise provided in the certificate of incorporation or applicable law, each stockholder shall at any meeting of the stockholders be entitled to one vote in person or by proxy for each share of the capital stock having voting power upon the matter in question held by such stockholder. Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder in writing or by transmission permitted by law and filed in accordance with the procedures established for the meeting, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. Voting at meetings of stockholders need not be by written ballot unless so directed by the Chairman of the meeting or the Board of Directors.

2.12 Prior to any meeting of stockholders, the Board of Directors or the Chief Executive Officer or any other officer designated by the Board shall appoint one or more inspectors to act at such meeting and make a written report thereof and may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at the meeting of stockholders, the person presiding at the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspectors shall ascertain the number of shares outstanding and the voting power of each, determine the shares represented at the meeting and the validity of proxies and ballots, count all votes and ballots, determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors and certify their determination of the number of shares represented at the meeting and their count of all votes and ballots. The inspectors may appoint or retain other persons to assist them in the performance of their duties. The date and time of the opening and closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting. No ballot, proxy or vote, nor any revocation thereof or change thereto, shall be accepted by the inspectors after the closing of the polls. In determining the validity and counting of proxies and ballots, the inspectors shall be limited to an examination of the proxies, any envelopes submitted therewith, any information provided by a stockholder who submits a proxy by telegram, cablegram or other electronic transmission from which it can be determined that the proxy was authorized by the stockholder, ballots and the regular books and records of the Corporation; and they may also consider other reliable information for the limited purpose of reconciling proxies and ballots submitted by or on behalf of banks, brokers, their nominees or similar persons that represent more votes than the holder of a proxy is authorized by the record owner to cast or more votes than the stockholder holds of record. If the inspectors consider other reliable information for such purpose, they shall, at the time they make their certification, specify the precise information considered by them, including the person or persons from whom they obtained the information, when the information was obtained, the means by which the information was obtained and the basis for the inspectors’ belief that such information is accurate and reliable.

2.13 (a) The matters to be considered and brought before any annual or special meeting of stockholders of the Corporation shall be limited to only such matters, including the nomination and election of directors, as shall be brought properly before such meeting in compliance with the procedures set forth in this Section 2.13.

(b) For any matter to be properly brought before any annual meeting of stockholders, the matter must be (i) specified in the notice of annual meeting given by or at the direction of the Board of Directors, (ii) otherwise brought before the annual meeting by or at the direction of the Board of Directors or (iii) brought before the annual meeting in the manner specified in this Section 2.13(b) by a person who either (x) is a stockholder that holds of record stock of the Corporation entitled to vote at the annual meeting on such matter (including any election of a director) or (y) is a person (a “Nominee Holder”) that holds such stock through a nominee or “street name” holder of record of such stock and can demonstrate to the Corporation such indirect ownership of, and such Nominee Holder’s entitlement to vote, such stock on such matter. In addition to any other requirements under applicable law, the certificate of incorporation and these bylaws, persons nominated by stockholders for election as directors of the Corporation and any other proposals by stockholders shall be properly brought before an annual meeting of stockholders only if notice of any such matter to be presented by a stockholder at such meeting (a “Stockholder Notice”) shall be delivered to the Secretary at the principal executive office of the Corporation not less than ninety (90) nor more than one hundred and twenty (120) days prior to the first anniversary date of the annual meeting for the preceding year; provided, however, that if and only if the annual meeting is not scheduled to be held within a period that commences thirty (30) days before and ends thirty (30) days after such anniversary date (an annual meeting date outside such period being referred to herein as an “Other Meeting Date”), such Stockholder Notice shall be given in the manner provided herein by the later of (i) the close of business on the date ninety (90) days prior to such Other Meeting Date or (ii) the close of business on the tenth day following the date on which such Other Meeting Date is first publicly announced or disclosed. Any stockholder desiring to nominate any person or persons (as the case may be) for election as a director or directors of the Corporation at an annual meeting of stockholders shall deliver, as part of such Stockholder Notice, a statement in writing setting forth the name of the person or persons to be nominated, the number and class of all shares of each class of stock of the Corporation owned of record and beneficially by each such person, as reported to such stockholder by such person, the information regarding each such person required by paragraphs (a), (e) and (f) of Item 401 of Regulation S-K adopted by the Securities and Exchange Commission, as amended from time to time, each such person’s signed consent to serve as a director of the Corporation if elected, a statement whether such person, if elected, intends to tender, promptly following such person’s election or re-election, an irrevocable resignation effective upon such person’s failure to receive the required vote for re-election at the next meeting at which such person would stand for re-election and upon acceptance of such resignation by the Board of Directors, in accordance with the Corporation’s Governance Principles, such stockholder’s name and address, the number and class of all shares of each class of stock of the Corporation owned of record and beneficially by such stockholder and, in the case of a Nominee Holder, evidence establishing such Nominee Holder’s indirect ownership of stock and entitlement to vote such stock for the election of directors at the annual meeting. Any stockholder who gives a Stockholder Notice of any matter (other than a nomination for director) proposed to be brought before an annual meeting of stockholders shall deliver, as part of such Stockholder Notice, the text of the proposal to be presented and a brief written statement of the reasons why such stockholder favors the proposal and setting forth such stockholder’s name and address, the number and class of all shares of each class of stock of the Corporation owned of record and beneficially by such stockholder, any material interest of such stockholder in the matter proposed (other than as a stockholder), if applicable, and, in the case of a Nominee Holder, evidence establishing such Nominee Holder’s indirect ownership of stock and entitlement to vote such stock on the matter proposed at the annual meeting. In addition to any other requirements under applicable law, the certificate of incorporation and these bylaws, any Stockholder Notice delivered under this Section 2.13(b), whether such Stockholder Notice is delivered in connection with a nomination for election as director of the Corporation or any other matter (other than a nomination for director) proposed to be brought before a meeting of stockholders, must set forth (i) the number and class of all shares of each class of stock of the Corporation that are, directly or indirectly, owned of record and beneficially by any Associated Person of such stockholder or beneficial owner, (ii) any option, warrant, convertible security, stock appreciation right, or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class of stock of the Corporation, whether or not such instrument or right shall be subject to settlement in the underlying class or series of stock of the Corporation or otherwise (a “Derivative Instrument”) directly or indirectly beneficially owned by such stockholder, by such beneficial owner, or by any such Associated Person, (iii) any other direct or indirect opportunity held or beneficially owned by such stockholder, by such beneficial owner, or by any such Associated Person, to profit or share in any profit derived from any increase or decrease in the value of shares of any class of stock of the Corporation, (iv) any proxy, contract, arrangement, understanding, or relationship pursuant to which such stockholder, such beneficial owner, or any such Associated Person has a right to vote any shares of any security of the Corporation, (v) any short interest in any security of the Corporation held or beneficially owned by such stockholder, by such beneficial owner, or by any such Associated Person, (vi) any right to dividends on the shares of any class of stock of the Corporation beneficially owned by such stockholder, by such beneficial owner, or by any such Associated Person, which right is separated or separable from the underlying shares, (vii) any proportionate interest in shares of any class of stock of the Corporation or Derivative Instrument held, directly or indirectly, by a general or limited partnership in which such stockholder, such beneficial owner, or such Associated Person is a general partner or with respect to which such stockholder, such beneficial owner, or such Associated Person, directly or indirectly, beneficially owns an interest in a general partner, and (viii) any performance-related fees (other than an asset-based fee) to which such stockholder, such beneficial owner, or such Associated Person is entitled based on any increase or decrease in the value of shares of any class of stock of the Corporation or Derivative Instruments, if any, in each case with respect to the information required to be included in the notice pursuant to (i) through (viii) above, as of the date of such Stockholder Notice (which information shall be supplemented by such stockholder and by such beneficial owner, if any, not later than 10 days after the record date for the meeting to disclose such beneficial ownership, interest, or arrangement as of the record date). As used in these bylaws, (i) an “Associated Person” with respect to any stockholder or any beneficial owner on whose behalf a nomination or nominations are being made or business or matter is being proposed, shall mean (w) any person controlling, directly or indirectly, or acting in concert with, such stockholder or beneficial owner, (x) any beneficial owner of shares of stock of the Corporation owned of record or beneficially by such stockholder or by such beneficial owner, (y) any member of such stockholder’s or such beneficial owner’s immediate family sharing the same household, and (z) any person controlling, controlled by, or under common control with any person described in the foregoing subsections (w), (x), or (y) of this sentence, and (ii) a person shall be deemed to have a “short interest” in a security if such person, directly or indirectly, through a contract, arrangement, understanding, relationship, or otherwise, has the opportunity to profit or share in any profit derived from any decrease in the value of the subject security. As used in these bylaws, shares “beneficially owned” shall mean all shares that such person is deemed to beneficially own pursuant to Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934, as amended from time to time (the “Exchange Act”). If a stockholder is entitled to vote only for a specific class or category of directors at a meeting (annual or special), such stockholder’s right to nominate one or more individuals for election as a director at the meeting shall be limited to such class or category of directors.

Notwithstanding any provision of this Section 2.13 to the contrary, in the event that the number of directors to be elected to the Board of Directors of the Corporation at the next annual meeting of stockholders is increased by virtue of an increase in the size of the Board of Directors and either all of the nominees for director at the next annual meeting of stockholders or the size of the increased Board of Directors is not publicly announced or disclosed by the Corporation at least one hundred (100) days prior to the first anniversary of the preceding year’s annual meeting, a Stockholder Notice shall also be considered timely hereunder, but only with respect to nominees to stand for election at the next annual meeting as the result of any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive office of the Corporation not later than the close of business on the tenth day following the first day on which all such nominees or the size of the increased Board of Directors shall have been publicly announced or disclosed.

(c) Except as provided in the immediately following sentence, no matter shall be properly brought before a special meeting of stockholders unless such matter shall have been brought before the meeting pursuant to the Corporation’s notice of such meeting. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board of Directors, any stockholder entitled to vote for the election of such director(s) at such meeting may nominate a person or persons (as the case may be) for election to such position(s) as are specified in the Corporation’s notice of such meeting, but only if the Stockholder Notice required by Section 2.13(b) hereof shall be delivered to the Secretary at the principal executive office of the Corporation not later than the close of business on the tenth day following the first day on which the date of the special meeting and either the names of all nominees proposed by the Board of Directors to be elected at such meeting or the number of directors to be elected shall have been publicly announced or disclosed.

(d) For purposes of this Section 2.13, a matter shall be deemed to have been “publicly announced or disclosed” if such matter is disclosed in a press release reported by the Dow Jones News Service, the Associated Press or a comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission.

(e) In no event shall the adjournment of an annual meeting or a special meeting, or any announcement thereof, commence a new period for the giving of notice as provided in this Section 2.13. This Section 2.13 shall not apply to (i) any stockholder proposal that is made pursuant to Rule 14a-8 under the Exchange Act or (ii) any nomination of a director in an election in which only the holders of one or more series of Preferred Stock of the Corporation issued pursuant to Article IV of the certificate of incorporation (“Preferred Stock”) are entitled to vote (unless otherwise provided in the terms of such stock).

(f) The Chairman of any meeting of stockholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting, shall have the power and duty to determine whether notice of nominees and other matters proposed to be brought before a meeting has been duly given in the manner provided in this Section 2.13 and, if not so given, shall direct and declare at the meeting that such nominees and other matters shall not be considered.

2.14 In order that the Corporation may determine the stockholders entitled to notice of, or to vote at, any meeting of stockholders or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date on which the resolution fixing the record date is adopted and which record date shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to the time for such other action as described above. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of, or to vote at, a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of, or to vote at, a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

ARTICLE III - DIRECTORS

3.1 Subject to the immediately following sentence, the number of directors shall be determined exclusively by resolution of the Board of Directors from time to time pursuant to a resolution adopted by at least 75% of the directors then in office. If the holders of any class or classes of stock or series thereof are entitled as such by the certificate of incorporation to elect one or more directors, the preceding sentence shall not apply to such directors and the number of such directors shall be as provided in the terms of such stock and pursuant to the resolution or resolutions authorizing or fixing the terms of such stock adopted by at least 75% of the directors then in office. Each director shall be elected by the stockholders at their annual meeting. Each director shall hold office until the next election, and until his or her successor is elected and qualified or until his or her earlier death, resignation or removal. Any director may resign at any time upon written notice or by electronic transmission given to the Board of Directors or to the Chief Executive Officer or the Secretary of the Corporation. Such resignation shall take effect at the time specified therein, and unless otherwise specified therein, no acceptance of such resignation shall be necessary to make it effective. Directors need not be stockholders.

3.2 Any vacancies resulting from death, resignation, disqualification, removal or other cause, and newly created directorships resulting from any increase in the authorized number of directors or from any other cause, may be filled by, and only by, directors then in office, even if less than a quorum, or by the sole remaining director. Whenever the holders of any class or classes of stock or series thereof are entitled, by the certificate of incorporation, to elect one or more directors, vacancies and newly created directorships of such class or classes or series may be filled by, and only by, a majority of the directors elected by such class or classes or series then in office, although less than a quorum, or by the sole remaining director so elected. Any director elected or appointed to fill a vacancy or a newly created directorship shall hold office until his or her successor is duly elected and shall qualify, or until his or her earlier resignation or removal.

3.3 The business of the Corporation shall be managed by or under the direction of its Board of Directors, which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the certificate of incorporation or by these bylaws directed or required to be exercised or done by the stockholders.

INDEPENDENCE REQUIREMENTS

3.4 At least a majority of the members of the Board of Directors shall satisfy the independence requirements for directors of the Corporation, as modified and amended by the Board of Directors from time to time. The Chief Executive Officer of the Corporation may be a member of the Board of Directors. The Chief Executive Officer and any other directors who do not satisfy the independence requirements shall be recused from acts of the Board of Directors, whether it is acting as the Board of Directors or as a committee of the Board of Directors, with respect to acts of any committee of the Board of Directors that is required to be comprised solely of directors that satisfy the independence requirements of the Corporation, as modified and amended by the Board of Directors from time to time.

MEETINGS OF THE BOARD OF DIRECTORS

3.5 The Board of Directors of the Corporation may hold meetings, both regular and special, either within or without the State of Delaware. In each year, to the extent not impracticable due to unforeseen circumstances, one regular meeting of the Board of Directors shall be held in Europe.

3.6

(a) Regular meetings of the Board of Directors may be held at such time and at such place as shall from time to time be determined by the Board of Directors and publicized among all directors, and if so determined and publicized, notice thereof need not be given.

(b) Special meetings of the Board of Directors may be called by the Chairman of the Board, if any, by the Vice Chairman of the Board, if any, by the Chief Executive Officer or by any two directors on notice to each director given either personally or by mail, e-mail or facsimile at least twenty-four hours prior to such meeting, or by mail at least three (3) calendar days prior to such meeting, which notice, with respect to each director, may be waived in writing by such director.

3.7 At each meeting of the Board of Directors, one-half of the total number of directors fixed by resolution of the Board of Directors in accordance with Section 3.1 (including any vacancies) shall constitute a quorum for the transaction of business. The vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board unless the certificate of incorporation or these bylaws shall require a vote of a greater number. In case at any meeting of the Board a quorum shall not be present, the members of the Board present may adjourn the meeting from time to time until a quorum shall be present.

3.8 Meetings of the Board of Directors shall be presided over by the Chairman of the Board, if any, or in the absence of the Chairman of the Board by the Vice Chairman of the Board, if any, or in the absence of the Vice Chairman of the Board by the Chief Executive Officer, or in their absence by a Chairman chosen at the meeting. The Secretary, or in the absence of the Secretary an Assistant Secretary, shall act as Secretary of the meeting, but in the absence of the Secretary and any Assistant Secretary the Chairman of the meeting may appoint any person to act as Secretary of the meeting.

3.9 Any action required or permitted to be taken at any meeting of the Board of Directors or any committee thereof may be taken without a meeting if all of the members of the Board or of such committee, as the case may be, consent thereto in writing or by electronic transmission and the writing or writings or transmission or transmissions are filed with the minutes of the Corporation. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

3.10 Members of the Board of Directors, or of any committee designated by the Board, may participate in a meeting of the Board or of such committee, as the case may be, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

COMMITTEES OF DIRECTORS

3.11 The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member.

Any such committee, to the extent provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers that require it; but no such committee shall have such power or authority in reference to the following matters: (i) approving or adopting, or recommending to the stockholders, any action or matter expressly required by the Delaware General Corporation Law to be submitted to stockholders for approval; or (ii) adopting, amending or repealing any provision of these bylaws.

3.12 Unless the Board of Directors otherwise provides, each committee designated by the Board may adopt, amend and repeal rules for the conduct of its business. In the absence of a provision by the Board or a provision in the rules of such committee to the contrary, a majority of the entire authorized number of members of such committee shall constitute a quorum for the transaction of business, the vote of a majority of the members present at a meeting at the time of such vote if a quorum is then present shall be the act of such committee, and in other respects each committee shall conduct its business in the same manner as the Board conducts its business pursuant to Article II of these bylaws.

COMPENSATION OF DIRECTORS

3.13 Unless otherwise restricted by the certificate of incorporation or these bylaws, the Board of Directors or any committee thereof shall have the authority to fix the compensation of directors. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director (which amounts may be paid in cash or such other form as the Board or any committee may authorize). No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Stockholders of special or standing committees may be allowed like compensation for attending committee meetings.

CONSIDERATIONS OF THE BOARD OF DIRECTORS

3.14

(a) In discharging his or her responsibilities as a member of the Board, each director also must, to the fullest extent permitted by applicable law, take into consideration the effect that the Corporation’s actions would have on the ability of:

(1) the European Market Subsidiaries to carry out their responsibilities under the European Exchange Regulations as operators of European Regulated Markets;

(2) the U.S. Regulated Subsidiaries to carry out their responsibilities under the Exchange Act; and

(3) the U.S. Regulated Subsidiaries, NYSE Group, Inc. (“NYSE Group”) (if and to the extent that NYSE Group continues to exist as a separate entity) and the Corporation (a) to engage in conduct that fosters and does not interfere with the ability of the U.S. Regulated Subsidiaries, NYSE Group (if and to the extent that NYSE Group continues to exist as a separate entity) and the Corporation to prevent fraudulent and manipulative acts and practices in the securities markets; (b) to promote just and equitable principles of trade in the securities markets; (c) to foster cooperation and coordination with persons engaged in regulating, clearing, settling, processing information with respect to, and facilitating transactions in securities; (d) to remove impediments to and perfect the mechanisms of a free and open market in securities and a U.S. national securities market system; and (e) in general, to protect investors and the public interest.

(b) In discharging his or her responsibilities as a member of the Board or as an officer or employee of the Corporation, each such director, officer or employee shall (1) comply with the U.S. federal securities laws and the rules and regulations thereunder, (2) comply with the European Exchange Regulations and the rules and regulations thereunder, (3) cooperate with the SEC, (4) cooperate with the European Regulators, (5) cooperate with the U.S. Regulated Subsidiaries pursuant to and, to the extent of, their regulatory authority and (6) cooperate with the European Market Subsidiaries pursuant to, and to the extent of, their regulatory authority.

(c) Nothing in this Section 3.14 shall create any duty owed by any director, officer or employee of the Corporation to any Person to consider, or afford any particular weight to, any of the foregoing matters or to limit his or her consideration to the foregoing matters, or by implication be read to apply more broadly than as defined in this Section 3.14. No employee, former employee, beneficiary, customer, creditor, community or regulatory authority or member thereof shall have any rights against any director, officer or employee of the Corporation or the Corporation under this Section 3.14.

3.15 Certain Definitions.

(a) “Euronext College of Regulators” means (1) the Committee of Chairmen of the French Financial Market Authority (Autorité des Marchés Financiers), the Netherlands Authority for the Financial Markets (Autoriteit Financiele Markten), the Belgian Financial Services and Markets Authority (Autorité des services et marchés financiers), as successor to the Belgian Banking, Finance, and Insurance Commission (Commission Bancaire, Financière, et des Assurances), the Portuguese Securities Market Commission (Comissão do Mercado de Valores Mobiliários – CMVM), and the U.K. Financial Services Authority (FSA), constituted pursuant to the Memoranda of Understanding, dated June 24, 2010, March 3, 2003 and March 22, 2001, and (2) a successor body thereto created to include a European Regulator that regulates a European Market Subsidiary. References to a regulatory authority in this Section 3.15(a) include references to a successor body that assumes the functions of such authority relevant to these bylaws.

(b) “European Exchange Regulations” shall mean (1) laws providing for the regulation of a European Regulated Market or a European Market Subsidiary in a jurisdiction in which a European Regulated Market or a European Market Subsidiary is located and (2) following the formation or acquisition by Euronext NV (“Euronext”) of any European Regulated Market not owned and operated by Euronext as of 3:00am Eastern Daylight Time on April 4, 2007 (the “Effective Time”), laws providing for the regulation of exchanges in the jurisdiction in which such European Regulated Market operates; provided that (a) the formation or acquisition of such European Regulated Market shall have been approved by the Board of Directors of the Corporation and (b) the jurisdiction in which such European Regulated Market operates is represented in the Euronext College of Regulators.

(c) “European Regulated Market” means: (A) each “regulated market” or “multilateral trading facility” (each as defined by the European Directive on Markets in Financial Instruments 2004/39 EC) in Europe that (1) is operated by Euronext Brussels N.V./S.A., Euronext Lisbon S.A., Euronext Amsterdam N.V., or Euronext Paris S.A.; or (2) is operated by an entity formed or acquired by Euronext after the Effective Time; provided that, in the case of sub-paragraph (2), the formation or acquisition of such European Regulated Market shall have been approved by the Board of Directors of the Corporation and the jurisdiction in which such European Regulated Market operates is represented in the Euronext College of Regulators; and (B) any other facility operated by an entity controlled, directly or indirectly, by any of the entities listed in sub-paragraph (A)(1), including Interbolsa S.A.

(d) “European Regulator” shall mean any of the Euronext College of Regulators, the Dutch Minister of Finance, the French Minister of the Economy, the French Financial Market Authority (Autorité des Marchés Financiers), the Netherlands Authority for the Financial Markets (Autoriteit Financiele Markten), the Belgian Financial Services and Markets Authority (Autorité des services et marchés financiers), as successor to the Belgian Banking, Finance, and Insurance Commission (Commission Bancaire, Financière, et des Assurances), the French Authority of Prudential Control (Autorité de Contrôle Prudentiel – ACP), the Portuguese Securities Market Commission (Comissão do Mercado de Valores Mobiliários – CMVM), the U.K. Financial Conduct Authority (FCA), any authority to which functions relevant to these bylaws are transferred from any of the aforesaid authorities, or any other governmental securities regulator in any European country where a European Regulated Market or a European Market Subsidiary is located, in each case only to the extent that it has authority and jurisdiction in the particular context.

(e) “European Market Subsidiary” shall mean: (A) any of (1) Euronext Brussels N.V./S.A., (2) Euronext Lisbon S.A., (3) Euronext Amsterdam N.V., (4) Euronext Paris S.A.; and (5) any other subsidiary of Euronext operating a European Regulated Market that is formed or acquired by Euronext after the Effective Time; provided that, in the case of sub-paragraph (5), the formation or acquisition of such subsidiary shall have been approved by the Board of Directors of the Corporation and the jurisdiction in which such subsidiary is located is represented in the Euronext College of Regulators; and (B) any other subsidiary controlled, directly or indirectly, by any of the entities listed in sub-paragraphs (A)(1), (2), (3) and (4), including Interbolsa S.A.

(f) “Europe” shall mean (1) any and all of the jurisdictions in which Euronext or any of its subsidiaries operates a European Regulated Market, (2) any member state of the European Economic Area as of the Effective Time and any state that becomes a member of the European Economic Area after the Effective Time, and (3) Switzerland.

(g) “U.S. Regulated Subsidiaries” shall mean New York Stock Exchange LLC, NYSE Market, Inc., NYSE Regulation, Inc., NYSE Arca, LLC, NYSE Arca, Inc., NYSE Arca Equities, Inc. and NYSE MKT LLC or their successors, in each case to the extent that such entities continue to be controlled, directly or indirectly, by the Corporation (and each, a “U.S. Regulated Subsidiary”).

ARTICLE IV - NOTICES

4.1 Whenever any notice is required by law, the certificate of incorporation or these bylaws to be given, a waiver thereof in writing, signed by the person or persons entitled to said notice, or a waiver thereof by electronic transmission by such person, whether given before or after the time stated therein, shall be deemed equivalent thereto. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors or members of a committee of directors need be specified in any written waiver of notice unless so required by the certificate of incorporation or these bylaws. If mailed, notice to stockholders shall be deemed given when deposited in the mail, postage prepaid, directed to the stockholder at the stockholder’s address as it appears on the records of the Corporation. Without limiting the manner by which notices otherwise may be given effectively to stockholders, any notice to stockholders may be given by electronic transmission in the manner provided in Section 232 of the Delaware General Corporation Law.

ARTICLE V - OFFICERS

5.1 The Board of Directors may elect from among its members a Chairman of the Board. The Board of Directors may also choose officers of the Corporation, which may include a Chief Executive Officer, a President, one or more Senior Vice Presidents, a Chief Financial Officer and a Secretary (collectively, the “Senior Officers”) and may also choose one or more Vice Presidents, Assistant Secretaries, Treasurers and Assistant Treasurers and such other officers as the Board may deem desirable or appropriate and may give any of them such further designations or alternate titles as it considers desirable. In addition, the Board at any time and from time to time may authorize any officer of the Corporation to appoint one or more officers of the kind described in the immediately preceding sentence (other than any Senior Officers). Any number of offices may be held by the same person and directors may hold any office, unless the certificate of incorporation or these bylaws otherwise provide.

5.2 The Board of Directors shall choose a Chief Executive Officer and a Secretary. The Secretary shall have the duty to record the proceedings of the meetings of the stockholders, the Board of Directors and any committees in a book to be kept for that purpose.

5.3 The Board of Directors may appoint such other officers and agents as it shall deem necessary who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be stated in these bylaws or as shall be determined from time to time by resolution of the Board of Directors and which are not inconsistent with these bylaws and, to the extent not so stated, as generally pertain to their respective offices, subject to the control of the Board.

5.4 Unless otherwise provided in the resolution of the Board of Directors electing or authorizing the appointment of any officer, each officer of the Corporation shall hold office until his or her successor is chosen and qualifies or until his or her earlier resignation or removal. Any officer may resign at any time upon written notice to the Board or to the Chief Executive Officer or the Secretary of the Corporation. Such resignation shall take effect at the time specified therein, and unless otherwise specified therein no acceptance of such resignation shall be necessary to make it effective. Any officer may be removed with or without cause at any time by the affirmative vote of a majority of the Board of Directors. Any officer authorized by the Board to appoint a person to hold an office of the Corporation may also remove such person from such office with or without cause at any time, unless otherwise provided in the resolution of the Board providing such authorization. Any such removal shall be without prejudice to the contractual rights of such officer, if any, with the Corporation, but the election of an officer shall not of itself create contractual rights. Any vacancy occurring in any office of the Corporation shall be filled by the Board of Directors.

ARTICLE VI - CERTIFICATE OF STOCK

6.1 The shares of stock in the Corporation shall be represented by certificates, provided that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of the Corporation’s stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate theretofore issued until such certificate is surrendered to the Corporation. Notwithstanding the adoption of such a resolution by the Board, to the extent, if any, required by applicable law, every holder of stock in the Corporation shall be entitled to have a certificate, signed by, or in the name of the Corporation by the Chief Executive Officer or a Vice President and the Chief Financial Officer or an Assistant Treasurer, the Secretary or an Assistant Secretary of the Corporation, certifying the number of shares of stock registered in certificate form owned by him or her in the Corporation.

If the Corporation shall be authorized to issue more than one class of stock or more than one series of any class, the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualification, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate which the Corporation shall issue to represent such class or series of stock, provided that, except as otherwise provided in Section 202 of the Delaware General Corporation Law, in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate which the Corporation shall issue to represent such class or series of stock, a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Within a reasonable time after the issuance or transfer of uncertificated shares, the Corporation shall send to the registered owner thereof a written notice containing the information required by law to be set forth or stated on certificates or a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Except as otherwise expressly provided by law, the rights and obligations of the holders of uncertificated shares and the rights and obligations of the holders of certificates representing stock of the same class and series shall be identical.

6.2 Any of or all the signatures on the certificate may be facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue.

LOST CERTIFICATES

6.3 The Board of Directors may direct a new certificate or certificates or uncertificated shares to be issued in place of any certificate or certificates theretofore issued by the Corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed or such person’s legal representative. When authorizing such issue of a new certificate or certificates or uncertificated shares, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it shall require and/or to give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

TRANSFER OF STOCK

6.4 Subject to any applicable restrictions on transfer, upon surrender to the Corporation or the transfer agent of the Corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer, it shall be the duty of the Corporation to issue a new certificate or uncertificated shares to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

REGISTERED STOCKHOLDERS

6.5 The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Delaware.

ARTICLE VII - JURISDICTION

7.1 The Corporation, its directors and officers, and those of its employees whose principal place of business and residence is outside of the United States shall be deemed to irrevocably submit to the jurisdiction of the U.S. federal courts and the SEC for the purposes of any suit, action or proceeding pursuant to the U.S. federal securities laws and the rules and regulations thereunder, commenced or initiated by the SEC arising out of, or relating to, the activities of the U.S. Regulated Subsidiaries (and shall be deemed to agree that the Corporation may serve as the U.S. agent for purposes of service of process in such suit, action or proceeding), and the Corporation and each such director, officer or employee, in the case of any such director, officer or employee by virtue of his acceptance of any such position, shall be deemed to waive, and agree not to assert by way of motion, as a defense or otherwise in any such suit, action or proceeding, any claims that it or they are not personally subject to the jurisdiction of the SEC, that such suit, action or proceeding is an inconvenient forum or that the venue of such suit, action or proceeding is improper, or that the subject matter thereof may not be enforced in or by such courts or agency.

7.2 The Corporation, its directors and officers and employees shall be deemed to irrevocably submit to the jurisdiction of the European Regulators and to courts in the capital city of the country of each such regulator for the purposes of any suit, action or proceeding pursuant to the European Exchange Regulations and the rules and regulations thereunder, commenced or initiated by the European Regulators arising out of, or relating to, the activities of the European Market Subsidiaries, and the Corporation and each such director, officer or employee, in the case of any such director, officer or employee by virtue of his acceptance of any such position, shall be deemed to waive, and agree not to assert by way of motion, as a defense or otherwise in any such suit, action or proceeding, any claims that it or they are not personally subject to the jurisdiction of the European Regulators, that such suit, action or proceeding is an inconvenient forum or that the venue of such suit, action or proceeding is improper, or that the subject matter thereof may not be enforced in or by such courts or regulator.

ARTICLE VIII - CONFIDENTIAL INFORMATION

8.1 To the fullest extent permitted by applicable law, all confidential information that shall come into the possession of the Corporation pertaining to:

(a) the self-regulatory function of New York Stock Exchange LLC, NYSE Market, Inc., NYSE Regulation, Inc., NYSE Arca, Inc., NYSE Arca Equities, Inc. and NYSE MKT LLC or their successors, in each case to the extent that such entities continue to be controlled, directly or indirectly, by the Corporation (including but not limited to disciplinary matters, trading data, trading practices and audit information) contained in the books and records of any of the U.S. Regulated Subsidiaries (the “U.S. Subsidiaries’ Confidential Information”); or

(b) the self-regulatory function of any of the European Market Subsidiaries under the European Exchange Regulations (including but not limited to disciplinary matters, trading data, trading practices and audit information) contained in the books and records of the European Market Subsidiaries (the “European Subsidiaries’ Confidential Information”);

in each case, shall (x) not be made available to any Persons (other than as provided in Sections 8.2 and 8.3 of these bylaws) other than to those officers, directors, employees and agents of the Corporation that have a reasonable need to know the contents thereof; (y) be retained in confidence by the Corporation and the officers, directors, employees and agents of the Corporation; and (z) not be used for any commercial purposes.

8.2 Notwithstanding Section 8.1 of these bylaws, nothing in these bylaws shall be interpreted so as to limit or impede:

(a) the rights of the SEC or any of the U.S. Regulated Subsidiaries to have access to and examine such U.S. Subsidiaries’ Confidential Information pursuant to the U.S. federal securities laws and the rules and regulations thereunder;

(b) the rights of the European Regulators or any of the European Market Subsidiaries to have access to and examine such European Subsidiaries’ Confidential Information pursuant to the European Exchange Regulations; or

(c) the ability of any officers, directors, employees or agents of the Corporation to disclose (1) the U.S. Subsidiaries’ Confidential Information to the SEC or the U.S. Regulated Subsidiaries or (2) the European Subsidiaries’ Confidential Information to the European Regulators or the European Market Subsidiaries.

8.3 The Corporation’s books and records shall be subject at all times to inspection and copying by:

(a) the SEC;

(b) each of the European Regulators;

(c) any U.S. Regulated Subsidiary; provided that such books and records are related to the operation or administration of such U.S. Regulated Subsidiary or any other U.S. Regulated Subsidiary over which such U.S. Regulated Subsidiary has regulatory authority or oversight; and

(d) any European Market Subsidiaries; provided that such books and records are related to the operation or administration of such European Market Subsidiaries or any European Regulated Market over which such European Market Subsidiary has regulatory authority or oversight.

8.4 Subject to Section 8.6 of these bylaws, the Corporation’s books and records related to U.S. Regulated Subsidiaries shall be maintained within the United States. For so long as the Corporation directly or indirectly controls any U.S. Regulated Subsidiary, the books, records, premises, officers, directors and employees of the Corporation shall be deemed to be the books, records, premises, officers, directors and employees of such U.S. Regulated Subsidiaries for purposes of and subject to oversight pursuant to the Exchange Act.

8.5 Subject to Section 8.6 of these bylaws, the Corporation’s books and records related to European Market Subsidiaries shall be maintained within the home jurisdiction of one or more European Market Subsidiaries or of any subsidiary of the Corporation in Europe. For so long as the Corporation directly or indirectly controls any European Market Subsidiary, the books, records, premises, officers, directors and employees of the Corporation shall be deemed to be the books, records, premises, officers, directors and employees of such European Market Subsidiary for purposes of and subject to oversight pursuant to the European Exchange Regulations.

8.6 If and to the extent that any of the Corporation’s books and records may relate to both European Market Subsidiaries and U.S. Regulated Subsidiaries, the Corporation shall be entitled to maintain such books and records in the home jurisdiction of one or more European Market Subsidiaries or in the United States.

ARTICLE IX - COMPLIANCE WITH SECURITIES LAWS

9.1 The Corporation shall comply with the U.S. federal securities laws and the rules and regulations thereunder and shall cooperate with the SEC and the U.S. Regulated Subsidiaries pursuant to and to the extent of their respective regulatory authority, and shall take reasonable steps necessary to cause its agents to cooperate, with the SEC and, where applicable, the U.S. Regulated Subsidiaries pursuant to and to the extent of their regulatory authority.

9.2 The Corporation shall cooperate, and shall take reasonable steps necessary to cause its agents to cooperate, with the European Regulators pursuant to their regulatory authority.

9.3 The Corporation shall take reasonable steps necessary to cause its officers, directors and employees, prior to accepting a position as an officer, director or employee, as applicable, of the Corporation to consent in writing to the applicability to them of Articles VII and VIII and Sections 3.14 and 9.4 of these bylaws, as applicable, with respect to their activities related to any U.S. Regulated Subsidiary.

9.4 The Corporation, its directors, officers and employees shall give due regard to the preservation of the independence of the self-regulatory function of the U.S. Regulated Subsidiaries (to the extent of each U.S. Regulated Subsidiary’s self-regulatory function) and to its obligations to investors and the general public, and shall not take any actions that would interfere with the effectuation of any decisions by the board of directors or managers of the U.S. Regulated Subsidiaries relating to their regulatory responsibilities (including enforcement and disciplinary matters) or that would interfere with the ability of the U.S. Regulated Subsidiaries to carry out their respective responsibilities under the Exchange Act.

9.5 The Corporation, its directors, officers and employees shall give due regard to the preservation of the independence of the self-regulatory function of the European Market Subsidiaries (to the extent of each European Market Subsidiary’s self-regulatory function) and to its obligations to investors and the general public, and shall not take any actions that would interfere with the effectuation of any decisions by the board of directors or managers of the European Market Subsidiaries relating to their regulatory responsibilities (including enforcement and disciplinary matters) or that would interfere with the ability of the European Market Subsidiaries to carry out their respective regulatory responsibilities under the European Exchange Regulations.

9.6 No stockholder, employee, former employee, beneficiary, customer, creditor, community, regulatory authority or member thereof shall have any rights against the Corporation or any director, officer or employee of the Corporation under this Article IX.

ARTICLE X - GENERAL PROVISIONS

DIVIDENDS

10.1 Dividends upon the capital stock of the Corporation, subject to the provisions of the certificate of incorporation, if any, and applicable law may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property or in shares of capital stock, subject to the provisions of the certificate of incorporation.

10.2 Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for such other purposes as the directors shall think conducive to the interest of the Corporation, and the directors may modify or abolish any such reserve in the manner in which it was created.

FISCAL YEAR

10.3 The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors.

SEAL

10.4 The Board of Directors may adopt a corporate seal having inscribed thereon the name of the Corporation, the year of its organization and the words “Corporate Seal, Delaware.” The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

TIME PERIODS

10.5 In applying any provision of these bylaws that requires that an act be done or not be done a specified number of days prior to any event or that an act be done during a period of a specified number of days prior to an event, calendar days shall be used, the day of the doing of the act shall be excluded, and the day of the event shall be included.

INDEMNIFICATION

10.6 The Corporation shall, to the fullest extent permitted by law, as those laws may be amended and supplemented from time to time, indemnify any director or Senior Officer made, or threatened to be made, a party to any action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of being a director or Senior Officer of the Corporation or a predecessor corporation or, at the Corporation’s request, a director, officer, partner, member, employee or agent of another corporation or other entity; provided, however, that the Corporation shall indemnify any director or Senior Officer in connection with a proceeding initiated by such person only if such proceeding was authorized in advance by the Board of Directors of the Corporation. The indemnification provided for in this Section 10.6 shall: (i) not be deemed exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement or vote of stockholders or disinterested directors or otherwise, both as to action in their official capacities and as to action in another capacity while holding such office; (ii) continue as to a person who has ceased to be a director or Senior Officer; and (iii) inure to the benefit of the heirs, executors and administrators of an indemnified person.

Expenses incurred by any such person in defending a civil or criminal action, suit or proceeding by reason of the fact that he is or was a director or Senior Officer of the Corporation (or was serving at the Corporation’s request as a director, officer, partner, member, employee or agent of another corporation or other entity) shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or Senior Officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Corporation as authorized by law. Notwithstanding the foregoing, the Corporation shall not be required to advance such expenses to a person who is a party to an action, suit or proceeding brought by the Corporation and approved by a majority of the Board of Directors of the Corporation that alleges willful misappropriation of corporate assets by such person, disclosure of confidential information in violation of such person’s fiduciary or contractual obligations to the Corporation or any other willful and deliberate breach in bad faith of such person’s duty to the Corporation or its stockholders.

The foregoing provisions of this Section 10.6 shall be deemed to be a contract between the Corporation and each director or Senior Officer who serves in such capacity at any time while this bylaw is in effect, and any repeal or modification thereof shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore or thereafter brought based in whole or in part upon any such state of facts. The rights provided to any person by this bylaw shall be enforceable against the Corporation by such person, who shall be presumed to have relied upon it in serving or continuing to serve as a director or officer or in such other capacity as provided above.

The Board of Directors in its discretion shall have power on behalf of the Corporation to indemnify any person, other than a director or Senior Officer, made or threatened to be made a party to any action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that such person, or his or her testator or intestate, is or was an officer, employee or agent of the Corporation or, at the Corporation’s request, is or was serving as a director, officer, partner, member, employee or agent of another corporation or other entity.

To assure indemnification under this Section 10.6 of all directors, officers, employees and agents who are determined by the Corporation or otherwise to be or to have been “fiduciaries” of any employee benefit plan of the Corporation that may exist from time to time, Section 145 of the Delaware General Corporation Law shall, for the purposes of this Section 10.6, be interpreted as follows: an “other enterprise” shall be deemed to include such an employee benefit plan, including without limitation, any plan of the Corporation that is governed by the Act of Congress entitled “Employee Retirement Income Security Act of 1974,” as amended from time to time; the Corporation shall be deemed to have requested a person to serve an employee benefit plan where the performance by such person of his duties to the Corporation also imposes duties on, or otherwise involves services by, such person to the plan or participants or beneficiaries of the plan; excise taxes assessed on a person with respect to an employee benefit plan pursuant to such Act of Congress shall be deemed “fines.”

FORM OF RECORDS

10.7 Any records maintained by the Corporation in the regular course of its business, including its stock ledger, books of account and minute books, may be kept on, or be in the form of, electronic data storage, media punch cards, magnetic tape, photographs, microphotographs or any other information storage device, provided that the records so kept can be converted into clearly legible form within a reasonable time. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect the same.

CERTAIN EXTRAORDINARY TRANSACTIONS

10.8 The affirmative vote of at least two-thirds of the directors then in office shall be required for (1) the consummation of any Extraordinary Transaction, or (2) the execution by the Corporation or any of its subsidiaries of a definitive agreement providing for an Extraordinary Transaction. An “Extraordinary Transaction” shall mean any of the following: (a) the direct or indirect acquisition by the Corporation or any of its subsidiaries of any assets of, or equity securities issued by, any entities that would upon acquisition become U.S. Regulated Subsidiaries and/or European Market Subsidiaries or a sale or disposition by the Corporation or any of its subsidiaries of the assets of, or equity securities issued by, entities that are U.S. Regulated Subsidiaries and/or European Market Subsidiaries, where the consideration received in respect of such assets or equity securities has a fair market value, measured as of the date of the execution of the definitive agreement providing for such acquisition, sale or disposition (or, if no definitive agreement is executed for such acquisition, sale or disposition, the date of the consummation of such acquisition, sale or disposition), in excess of 30% of the aggregate equity market capitalization of the Corporation as of such date; or (b) a merger or consolidation of the Corporation or any of its subsidiaries with any entity engaged primarily in the business of operating companies that would upon consummation become U.S. Regulated Subsidiaries and/or European Market Subsidiaries, with an aggregate equity market capitalization (or, if such entity’s equity securities shall not be traded on a securities exchange, with a fair market value of assets), measured as of the date of the execution of the definitive agreement providing for such merger or consolidation (or, if no definitive agreement is executed for such merger or consolidation, the date of the consummation of such merger or consolidation), in excess of 30% of the aggregate equity market capitalization of the Corporation as of such date.

10.9

(a) Immediately following the exercise of a Euronext Call Option, and for so long as the Foundation shall continue to hold any Priority Shares or ordinary shares of Euronext, or the voting securities of one or more of the subsidiaries of Euronext that, taken together, represent a substantial portion of Euronext’s business, then each of

Sections 3.14(a)(1), 3.14 (b)(2), 3.14 (b)(4), 3.14 (b)(6), 7.2, 8.1(b), 8.2(b), 8.2(c)(2), 8.3(b), 8.3(d), 8.5, 9.2, 9.5, and 10.8 of these bylaws and each occurrence of the words “pursuant to a resolution adopted by at least 75% of the directors then in office” in Section 3.1 of these bylaws (the “Euronext Call Option Automatic Suspension Provisions”) shall be suspended and be of no force and effect.

(b) If, (1) after a period of six (6) months following the exercise of a Euronext Call Option, the Foundation shall continue to hold any ordinary shares of Euronext, or the securities of one or more subsidiaries of Euronext that, taken together, represent a substantial portion of Euronext’s business, (2) after a period of six (6) months following the exercise of a Euronext Call Option, the Foundation shall continue to hold any Priority Shares of Euronext, or the priority shares or similar securities of one or more subsidiaries of Euronext that, taken together, represent a substantial portion of Euronext’s business, or (3) at any time, the Corporation no longer holds a direct or indirect Controlling Interest in Euronext, or in one or more subsidiaries of Euronext that are European Market Subsidiaries and that, taken together, represent a substantial portion of Euronext’s business relating to European Market Subsidiaries, then each of the Euronext Call Option Automatic Suspension Provisions and, additionally, Sections 3.15(a), 3.15(b), 3.15(c), 3.15(d), 3.15(e), 3.15(f), 11.1(b), 11.2(b) and 11.3(A) of these bylaws, shall automatically and without further action become void and be of no further force and effect; provided, however, that, in the case of clause (2) of this Section 10.9(b), such provisions shall be deleted and become void only if and to the extent that the Board of Directors of the Corporation shall approve of such deletion by resolution adopted by a majority of the directors then in office.

(c) For the purposes of this Section 10.9:

(1) A “Controlling Interest” in any entity shall mean fifty percent (50%) or more of both (1) the then-outstanding shares of each class of voting securities of such entity and (2) the combined voting power of the then-outstanding voting securities of such entity entitled to vote generally in the election of directors.

(2) “Euronext Call Option” shall have the meaning set forth in the Articles of Formation of the Foundation.

(3) “Foundation” shall mean Stichting NYSE Euronext, a foundation (“stichting”) organized under the laws of The Netherlands, formed by the Corporation on April 4, 2007.

(4) “Priority Shares” shall have the meaning set forth in the Articles of Formation of the Foundation.

INTERPRETATION

10.10 Any reference in these bylaws to the Delaware General Corporation Law shall be to the Delaware General Corporation Law as it now exists or as it may hereafter be amended.

ARTICLE XI - AMENDMENTS TO THE BYLAWS

11.1

(a) The Board of Directors may adopt additional bylaws, and may amend or repeal any bylaws, whether or not adopted by them, at any time, except as set forth in Section 11.1(b) of these bylaws (unless Section 11.1(b) has become void as provided for under Section 10.9(b) of these bylaws).

(b) None of Sections 3.10, 3.14, 3.15(f), 10.8, 11.1 or 11.2 of these bylaws or any occurrence of the words “pursuant to a resolution adopted by at least 75% of the directors then in office” in Section 3.1 of these bylaws may be amended or repealed, and no new bylaw that contradicts these sections or words may be adopted, by the Board of Directors, other than pursuant to an affirmative vote of not less than 75% of the directors then in office.

11.2

(a) Stockholders of the Corporation may adopt additional bylaws and may amend or repeal any bylaws; provided that notice of the proposed change was given in the notice of the stockholders meeting at which such action is to be taken, subject to (i) any vote of the holders of any class or series of stock of the Corporation required by law or the Certificate of Incorporation and (ii) any additional voting requirement set forth in Section 11.2(b) (unless Section 11.2(b) has become void as provided for under Section 10.9(b) of these bylaws).

(b) the affirmative vote of the holders of not less than 80% of the votes entitled to be cast by the holders of the then-outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required for the stockholders to adopt, amend or repeal Section 3.10, 3.14, 3.15(f), 10.8, 11.1 or 11.2 of these bylaws or any occurrence of the words “pursuant to a resolution adopted by at least 75% of the directors then in office” in Section 3.1 of these bylaws.

11.3 Notwithstanding Sections 11.1 and 11.2, (A) for so long as the Corporation shall control, directly or indirectly, any European Market Subsidiary, before any amendment or repeal of any provision of these bylaws shall be effective, such amendment or repeal shall either be (i) filed with or filed with and approved by a European Regulator under European Exchange Regulations or (ii) submitted to the boards of directors of the European Market Subsidiaries and, if any or all of such boards of directors shall determine that such amendment or repeal must be filed with or filed with and approved by a European Regulator under European Exchange Regulations before such amendment or repeal may be effectuated, then such amendment or repeal shall not be effectuated until filed with or filed with and approved by the relevant European Regulator(s); and (B) for so long as the Corporation shall control, directly or indirectly, any of the U.S. Regulated Subsidiaries before any amendment or repeal of any provision of these bylaws shall be effective, such amendment or repeal shall either be (i) filed with or filed with and approved by the SEC under Section 19 of the Exchange Act and the rules promulgated thereunder or (ii) submitted to the boards of directors of New York Stock Exchange LLC, NYSE Market, Inc., NYSE Regulation, Inc., NYSE Arca, Inc., NYSE Arca Equities, Inc. and NYSE MKT LLC or the boards of directors of their successors, in each case only to the extent that such entity continues to be controlled directly or indirectly by the Corporation, and if any or all of such boards of directors shall determine that such amendment or repeal must be filed with or filed with and approved by the SEC under Section 19 of the Exchange Act and the rules promulgated thereunder before such amendment or repeal may be effectuated, then such amendment or repeal shall not be effectuated until filed with or filed with and approved by the SEC, as the case may be.

Appendix D—Opinion of Morgan Stanley & Co. LLC

December 20, 2012

Board of Directors

Braves

2100 RiverEdge Parkway, Suite 500

Atlanta, GA 30328

Members of the Board:

We understand that Yankees (the “Company”), Braves (the “Buyer”) and Baseball Merger Sub LLC, a wholly owned subsidiary of the Buyer (“Acquisition Sub”), propose to `enter into an Agreement and Plan of Merger, substantially in the form of the draft dated December 19, 2012 (the “Merger Agreement”), which provides, among other things, for the merger (the “Merger”) of the Company with and into Acquisition Sub. Pursuant to the Merger, Acquisition Sub will continue as the surviving entity following the Merger and a wholly owned subsidiary of the Buyer, and each outstanding share of common stock, par value $0.01 per share (the “Company Common Stock”) of the Company, other than shares held in treasury or held by the Company, the Buyer, Acquisition Sub or any direct or indirect wholly owned subsidiary of the Company or the Buyer or as to which dissenters’ rights have been perfected, will be converted into the right to receive, at the election of the holder thereof: (A) $11.27 in cash and 0.1703 of a share of common stock, par value $0.01 per share, of the Buyer (the “Buyer Common Stock”), (B) $33.12 in cash or (C) 0.2581 of a share of Buyer Common Stock (the consideration described in clauses (A), (B) and (C), as applicable, the “Consideration”). The Consideration described in clauses (B) and (C) is subject to adjustment and proration in the manner described in the Merger Agreement such that the aggregate amount of cash paid and the aggregate number of shares of Buyer Common Stock issued to holders of Company Common Stock in the Merger shall not exceed the aggregate amount of cash that would have been paid, and the aggregate number of shares of Buyer Common Stock that would have been issued, had the election in (A) been made with respect to each share of Company Common Stock. The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Consideration to be paid by the Buyer pursuant to the Merger Agreement is fair from a financial point of view to the Buyer.

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain publicly available financial statements and other business and financial information of the Company and the Buyer, respectively;

2)	Reviewed certain internal financial statements and other financial and operating data concerning the Company and the Buyer, respectively;

3)	Reviewed certain financial projections prepared by the managements of the Company and the Buyer, respectively;

4)	Reviewed certain financial projections of the Company based on certain publicly available research analysts’ financial forecasts that were reviewed by the management of the Company and extrapolations from such forecasts as directed by the management of the Buyer;

5)	Reviewed information relating to certain strategic, financial and operational benefits anticipated from the Merger, prepared by the management of the Buyer;

6)	Discussed with senior executives of the Company the past and current operations and financial condition and the prospects of the Company, including information relating to certain strategic, financial and operational benefits anticipated from the Merger;

7)	Discussed with senior executives of the Buyer the past and current operations and financial condition and the prospects of the Buyer, including information relating to certain strategic, financial and operational benefits anticipated from the Merger;

8)	Reviewed the pro forma impact of the Merger on the Buyer’s earnings per share, cash flow, consolidated capitalization and financial ratios taking into account information relating to certain strategic, financial and operational benefits anticipated from the Merger;

9)	Reviewed the reported prices and trading activity for the Company Common Stock and the Buyer Common Stock;

10)	Compared the financial performance of the Company and the Buyer and the prices and trading activity of the Company Common Stock and the Buyer Common Stock with that of certain other publicly-traded companies comparable with the Company and the Buyer, respectively, and their securities;

11)	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

12)	Participated in discussions and negotiations among representatives of the Company and the Buyer and their financial and legal advisors;

13)	Reviewed the Merger Agreement and certain related documents; and

14)	Performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company and the Buyer, and formed a substantial basis for this opinion. We have further relied upon the assurances of the respective managements of the Company and the Buyer that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of the Company and the Buyer of the future financial performance of the Company and the Buyer. In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver or amendment in any material respect of any terms or conditions and that the Merger will be treated as a tax-free reorganization pursuant to the Internal Revenue Code of 1986, as amended. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Merger. We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Buyer and the Company and their respective legal, tax or regulatory advisors with respect to legal, tax and regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of shares of the Company Common Stock in the transaction. We have not made any independent valuation or appraisal of the assets or liabilities of the Company or the Buyer, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We have acted as financial advisor to the Board of Directors of the Buyer in connection with this transaction and will receive a fee for our services, a substantial portion of which is contingent upon the closing of the Merger. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement. In the two years prior to the date hereof, we have provided financial advisory and financing services for the Buyer and the Company and have received fees in connection with such services. Morgan Stanley may also seek to provide financial services to the Buyer and the Company in the future and expects to receive fees for the rendering of these services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Buyer, the Company, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Buyer and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Buyer is required to make with the Securities and Exchange Commission in connection with this transaction if such inclusion is required by applicable law. In addition, this opinion does not in any manner address the prices at which the Buyer Common Stock will trade following consummation of the Merger or at any other time and Morgan Stanley expresses no opinion or recommendation as to how the shareholders of the Buyer or the Company should vote at the shareholders’ meetings to be held in connection with the Merger.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be paid by the Buyer pursuant to the Merger Agreement is fair from a financial point of view to the Buyer.

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ Brian Healy

Brian Healy Managing Director

Appendix E—Opinion of Perella Weinberg Partners LLP

December 20, 2012

The Board of Directors

NYSE Euronext

11 Wall Street

New York, NY 10005

Members of the Board of Directors:

We understand that NYSE Euronext, a Delaware corporation (the “Company”), is considering a transaction whereby IntercontinentalExchange, Inc., a Delaware corporation (“Parent”), will effect a merger involving the Company. Pursuant to a proposed Agreement and Plan of Merger (the “Merger Agreement”) to be entered into among Parent, Baseball Merger Sub, LLC, a Delaware limited liability company (“Merger Sub”) and a wholly-owned subsidiary of Parent, and the Company, (a) the Company will merge with and into Merger Sub (the “Merger”) as a result of which the surviving entity will be a wholly-owned subsidiary of Parent, and (b) each holder of outstanding shares of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) will receive in respect of each such share of Company Common Stock, based on the election of such holder and subject to proration and the related procedures and limitations set forth below and in the Merger Agreement (as to which proration, procedures and limitations we express no view or opinion), (i) $11.27 in cash (the “Standard Cash Amount”) and 0.1703 shares of common stock of Parent, par value $0.01 per share (the “Parent Common Stock”) (such number of shares, taken together with the Standard Cash Amount, being referred to as the “Standard Election Consideration”), (ii) $33.12 in cash or (iii) 0.2581 shares of Parent Common Stock; provided, however, that the aggregate amount of cash paid (excluding cash paid in lieu of fractional shares) and the aggregate number of shares of Parent Common Stock issued, to the holders of Company Common Stock (other than any direct or indirect wholly-owned subsidiary of the Company or Parent (other than Merger Sub)) shall not exceed the aggregate amount of cash that would have been paid, and the aggregate number of shares of Parent Common Stock that would have been issued, to all of such holders had the Standard Election Consideration been paid with respect to each share of Company Common Stock held by them (the “Aggregate Consideration”). The terms and the conditions of the Merger are more fully set forth in the Merger Agreement.

You have requested our opinion as to the fairness from a financial point of view to the holders of Company Common Stock (other than Parent or any of its affiliates) of the Aggregate Consideration to be received by such holders in the proposed Merger.

For purposes of the opinion set forth herein, we have, among other things:

1.	reviewed certain publicly available financial statements and other business and financial information with respect to the Company and Parent, including research analyst reports;

2.	reviewed certain internal financial statements, analyses, forecasts (the “Company Forecasts”), and other financial and operating data relating to the business of the Company, in each case, prepared by management of the Company;

3.	reviewed certain financial forecasts relating to the Company published by Goldman, Sachs & Co. (the “Goldman Sachs Research Forecasts”);

4.	reviewed certain internal financial statements, analyses, forecasts (the “Parent Forecasts”), and other financial and operating data relating to the business of Parent, in each case, prepared by management of Parent;

5.	reviewed certain publicly available financial forecasts relating to the Company;

6.	reviewed certain publicly available financial forecasts relating to Parent;

7.	reviewed estimates of synergies anticipated from the Merger (collectively, the “Anticipated Synergies”), prepared by managements of the Company and Parent;

8.	discussed the past and current operations, financial condition and prospects of the Company, including the Anticipated Synergies, with management of the Company and the Board of Directors of the Company;

9.	discussed the past and current operations, financial condition and prospects of Parent, including the Anticipated Synergies, with management of Parent;

10.	compared the financial performance of the Company and Parent with that of certain publicly-traded companies which we believe to be generally relevant;

11.	compared the financial terms of the Merger with the publicly available financial terms of certain transactions which we believe to be generally relevant;

12.	reviewed the potential pro forma financial impact of the Merger on the future financial performance of Parent;

13.	reviewed the historical trading prices and trading activity for the Company Common Stock and Parent Common Stock, and compared such price and trading activity of the Company Common Stock and Parent Common Stock with that of securities of certain publicly-traded companies which we believe to be generally relevant;

14.	reviewed the premia paid in certain publicly available transactions, which we believed to be generally relevant;

15.	reviewed a draft dated December 18, 2012 of the Merger Agreement; and

16.	conducted such other financial studies, analyses and investigations, and considered such other factors, as we have deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information supplied or otherwise made available to us (including information that is available from generally recognized public sources) for purposes of this opinion and have further relied upon the assurances of the managements of the Company and of Parent that, to their knowledge, the information furnished by them for purposes of our analysis does not contain any material omissions or misstatements of material fact. We have assumed with your consent that there are no material undisclosed liabilities of the Company or Parent for which adequate reserves or other provisions have not been made. With respect to the Company Forecasts, we have been advised by the management of the Company and have assumed, with your consent, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company and the other matters covered thereby and we express no view as to the assumptions on which they are based. With respect to the Parent Forecasts, we have assumed, with your consent, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Parent as to the future financial performance of Parent and the other matters covered thereby and we express no view as to the assumptions on which they are based. At the direction of the Company, we have relied upon the Goldman Sachs Research Forecasts for fiscal year 2014 and have assumed that such estimates are a reasonable basis upon which to evaluate the fiscal year 2014 financial performance of the Company and we express no view as to the assumptions on which they are based. We have assumed, with your consent, that the Anticipated Synergies and potential strategic implications and operational benefits (including the amount, timing and achievability thereof) anticipated by the managements of the Company and Parent to result from the Merger will be realized in the amounts and at the times projected by the managements of the Company and Parent, and we express no view as to the assumptions on which they are based. We have relied without independent verification upon the assessment by the managements of the Company and of Parent of the timing and risks associated with the integration of the Company and Parent. In arriving at our opinion, we have not made any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or Parent, nor have we been furnished with any such valuations or appraisals, nor have we assumed any obligation to conduct, nor have we conducted, any physical inspection of the properties or facilities of the Company or Parent. In addition, we have not evaluated the solvency of any party to the Merger Agreement, including under any state or federal laws relating to bankruptcy, insolvency or similar matters. We have assumed that the final Merger Agreement will not differ in any material respect from the form of Merger Agreement reviewed by us and that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement, without material modification, waiver or delay. In addition, we have assumed that in connection with the receipt of all the necessary approvals of the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that could have an adverse effect on the Company, Parent or the contemplated benefits expected to be derived in the proposed Merger. We also have assumed at the direction of the Company that the Merger will qualify for federal income tax purposes as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended. We have relied as to all legal matters relevant to rendering our opinion upon the advice of counsel.

This opinion addresses only the fairness from a financial point of view, as of the date hereof, of the Aggregate Consideration to be received by the holders of the Company Common Stock (other than Parent or any of its affiliates) pursuant to the Merger Agreement. We have not been asked to, nor do we, offer any opinion as to any other term of the Merger Agreement or the Clearing Services Agreement contemplated to be entered into between ICE Clear Europe Limited and LIFFE Administration and Management concurrently with the Merger Agreement or the form or structure of the Merger or the likely timeframe in which the Merger will be consummated. In addition, we express no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Merger, or any class of such persons, whether relative to the Aggregate Consideration to be received by the holders of the Company Common Stock pursuant to the Merger Agreement or otherwise. We do not express any opinion as to any tax or other consequences that may result from the transactions contemplated by the Merger Agreement or any other related document, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand the Company has received such advice as it deems necessary from qualified professionals. Our opinion does not address the underlying business decision of the Company to enter into the Merger or the relative merits of the Merger as compared with any other strategic alternative which may be available to the Company.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Merger and will receive a fee for our services, a portion of which is payable upon the rendering of this opinion and a significant portion of which is contingent upon the consummation of the Merger. In addition, the Company has agreed to reimburse us for certain expenses that may arise, and indemnify us for certain liabilities and other items that may arise, out of our engagement. During the two year period prior to the date hereof, Perella Weinberg Partners LP and its affiliates provided certain investment banking services to the Company and its affiliates for which Perella Weinberg Partners LP and its affiliates received compensation, including having acted as financial advisor to the Company in a proposed combination transaction with Deutsche Börse AG. Perella Weinberg Partners LP and its affiliates may in the future provide investment banking and other financial services to the

Company and Parent and their respective affiliates and in the future may receive compensation for the rendering of such services. In the ordinary course of our business activities, Perella Weinberg Partners LP or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for our own account or the accounts of customers or clients, in debt or equity or other securities (or related derivative securities) or financial instruments (including bank loans or other obligations) of the Company or Parent or any of their respective affiliates. The issuance of this opinion was approved by a fairness opinion committee of Perella Weinberg Partners LP.

This opinion is for the information and assistance of the Board of Directors of the Company in connection with, and for the purposes of its evaluation of, the Merger. This opinion is not intended to be and does not constitute a recommendation to any holder of Company Common Stock as to how such holder should vote, make any election or otherwise act with respect to the proposed Merger or any other matter and does not in any manner address the prices at which shares of the Company Common Stock or Parent Common Stock will trade at any time. In addition, we express no opinion as to the fairness of the Merger to, or any consideration received in connection with the Merger by the holders of any other class of securities, creditors or other constituencies of the Company. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and the assumptions used in preparing it, and we do not have any obligation to update, revise, or reaffirm this opinion.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion that, as of the date hereof, the Aggregate Consideration to be received by the holders of Company Common Stock (other than Parent or any of its affiliates) pursuant to the Merger Agreement is fair from a financial point of view to such holders.

Very truly yours,

PERELLA WEINBERG PARTNERS LP

Appendix F—Section 262 of the General Corporation Law of the State of Delaware

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)-(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law (the “DGCL”) provides that a corporation may indemnify directors and officers, as well as other employees and individuals, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent of the corporation, subject to certain limitations. The statute provides that it is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. The amended and restated ICE Group bylaws provide for indemnification by ICE Group of its directors and certain officers to the fullest extent permitted by the DGCL.

Section 102(b)(7) of the DGCL permits a corporation to provide in its charter that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for payments of unlawful dividends or unlawful stock purchases or redemptions, or (4) for any transaction from which the director derived an improper personal benefit. The amended and restated certificate of incorporation of ICE Group provides for such limitation of liability.

ICE Group expects to maintain standard policies of insurance under which coverage is provided (1) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (2) to ICE Group with respect to payments which may be made by ICE Group to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

The Amended and Restated Merger Agreement filed as Exhibit 2.1 to this Registration Statement provides for indemnification of the past and present directors, officers and employees of NYSE Euronext and its subsidiaries, for acts or omissions occurring at or prior to the completion of the mergers, to the same extent as these individuals had rights of indemnification prior to the completion of the mergers and to the fullest extent permitted by law.

Item 21.	Exhibits and Financial Statement Schedules

Exhibit Index

Exhibit	Description

2.1	Amended and Restated Agreement and Plan of Merger, dated as of March 19, 2013, by and among NYSE Euronext, IntercontinentalExchange, Inc., IntercontinentalExchange Group, Inc., Braves Merger Sub, Inc. and Baseball Merger Sub, LLC (included as Appendix A to the joint proxy statement/prospectus contained in this Registration Statement).(1)

3.1	Form of Amended and Restated Certificate of Incorporation of IntercontinentalExchange Group, Inc. (included as Appendix B to the joint proxy statement/prospectus contained in this Registration Statement).

3.2	Form of Amended and Restated Bylaws of IntercontinentalExchange Group, Inc. (included as Appendix C to the joint proxy statement/prospectus contained in this Registration Statement).

5.1	Opinion of Sullivan & Cromwell LLP as to the validity of the securities being registered.(2)

8.1	Opinion of Sullivan & Cromwell LLP regarding certain federal income tax matters.

8.2	Opinion of Wachtell, Lipton, Rosen & Katz regarding certain federal income tax matters.

21.1	Subsidiaries of IntercontinentalExchange Group, Inc.(2)

23.1	Consent of Ernst & Young LLP.

23.2	Consent of PricewaterhouseCoopers LLP.

23.3	Consent of Sullivan & Cromwell LLP (included in Exhibits 5.1 and 8.1 hereto).

23.4	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 8.2 hereto).

24.1	Powers of Attorney.(2)

99.1	Consent of Morgan Stanley & Co. LLC.

99.2	Consent of Perella Weinberg Partners LLP.

99.3	Form of Proxy Card to be used by IntercontinentalExchange, Inc.(2)

99.4	Form of Proxy Card to be used by NYSE Euronext.(2)

(1)	Pursuant to Item 601(b)(2) of Regulation S-K, ICE agrees to furnish supplementally a copy of any omitted schedule or exhibit to the Agreement and Plan of Merger to the SEC upon request.
(2)	Previously filed.

Item 22.	Undertakings

The undersigned registrant hereby undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(1) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

(2) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) that, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(3) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

(d) For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e) That prior to any public reoffering of the securities registered hereunder through use of a prospectus that is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(f) That every prospectus (1) that is filed pursuant to paragraph (e) immediately preceding, or (2) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(g) That, for the purpose of determining any liability under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 20 above, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(i) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(j) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 1 to the Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on April 9, 2013.

INTERCONTINENTALEXCHANGE GROUP, INC.

By:	/s/ Scott A. Hill
	Name:	Scott A. Hill
	Title:	Vice President and Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Jeffrey C. Sprecher	President and Director (Principal Executive Officer)	April 9, 2013

/s/ Scott A. Hill Scott A. Hill	Vice President and Director (Principal Financial Officer and Principal Accounting Officer)	April 9, 2013

* Johnathan H. Short	Director	April 9, 2013

*By:	/s/ Scott A. Hill
(Attorney-in-Fact)

Exhibit Index

Exhibit	Description
2.1	Amended and Restated Agreement and Plan of Merger, dated as of March 19, 2013, by and among NYSE Euronext, IntercontinentalExchange, Inc., IntercontinentalExchange Group, Inc., Braves Merger Sub, Inc. and Baseball Merger Sub, LLC (included as Appendix A to the joint proxy statement/prospectus contained in this Registration Statement).(1)

3.1	Form of Amended and Restated Certificate of Incorporation of IntercontinentalExchange Group, Inc. (included as Appendix B to the joint proxy statement/prospectus contained in this Registration Statement).

3.2	Form of Amended and Restated Bylaws of IntercontinentalExchange Group, Inc. (included as Appendix C to the joint proxy statement/prospectus contained in this Registration Statement).

5.1	Opinion of Sullivan & Cromwell LLP as to the validity of the securities being registered.(2)

8.1	Opinion of Sullivan & Cromwell LLP regarding certain federal income tax matters.

8.2	Opinion of Wachtell, Lipton, Rosen & Katz regarding certain federal income tax matters.

21.1	Subsidiaries of IntercontinentalExchange Group, Inc.(2)

23.1	Consent of Ernst & Young LLP.

23.2	Consent of PricewaterhouseCoopers LLP.

23.3	Consent of Sullivan & Cromwell LLP (included in Exhibits 5.1 and 8.1 hereto).

23.4	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 8.2 hereto).

24.1	Powers of Attorney.(2)

99.1	Consent of Morgan Stanley & Co. LLC.

99.2	Consent of Perella Weinberg Partners LLP.

99.3	Form of Proxy Card to be used by IntercontinentalExchange, Inc.(2)

99.4	Form of Proxy Card to be used by NYSE Euronext.(2)

(1)	Pursuant to Item 601(b)(2) of Regulation S-K, ICE agrees to furnish supplementally a copy of any omitted schedule or exhibit to the Agreement and Plan of Merger to the SEC upon request.
(2)	Previously filed.